Form 20-F
period 2021-12-31
NeuroSense Therapeutics Ltd.
filed 2022-04-14
CIK 1875091

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

001-41084

(Commission file number)

NeuroSense Therapeutics Ltd.

(Exact name of Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

NeuroSense Therapeutics Ltd.
11 HaMenofim Street, Building B
Herzliya 562 Israel
+972-9-7996183

(Address of principal executive offices)

NeuroSense Therapeutics Ltd.

Or Eisenberg, Chief Financial Officer
11 HaMenofim Street, Building B
Herzliya 562 Israel
+972-9-7996183

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value per share	NRSN	Nasdaq Capital Market
Warrants, exercisable for one ordinary share	NRSNW	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 10,943,534 ordinary shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. N/A

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. N/A

Yes  ☐    No  ☐

i

References to NeuroSense

Unless otherwise indicated or the context otherwise requires, all references in this annual report to the terms “NeuroSense,” “NeuroSense Therapeutics,” the “Company,” “we,” “us” and “our” refer to NeuroSense Therapeutics Ltd. In this annual report, any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof. Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

PRESENTATION OF FINANCIAL INFORMATION

The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar” or “$” refer to U.S. dollars, the lawful currency of the United States. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this annual report are translated using the rate of NIS 3.11 to $1.00, based on the representative exchange rate reported by the Bank of Israel on December 31, 2021.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

The NeuroSense Therapeutics logo and other trademarks and service marks of NeuroSense Therapeutics Ltd. appearing in this annual report are the property of the Company. Solely for convenience, some of the trademarks, service marks, logos and trade names referred to in this annual report are presented without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, service marks and trade names. This annual report contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this annual report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

MARKET AND INDUSTRY DATA

This annual report contains industry, market and competitive position data that are based on industry publications and studies conducted by third parties as well as our own internal estimates and research. These industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these publications and third-party studies is reliable, we have not independently verified the market and industry data obtained from these third-party sources. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this annual report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in our forecasts or estimates or those of independent third parties. While we believe our internal research is reliable and the definition of our market and industry are appropriate, neither such research nor these definitions have been verified by any independent source.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and other similar expressions that are predictions of or indicate future events and future trends, although not all forward-looking statements contain these identifying words.

ii

Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to substantial risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to a variety of factors, including, but not limited to, those identified under the section titled “Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	our limited operating history and history of incurring significant losses and negative cash flows since our inception, which we anticipate will continue for the foreseeable future;

●	our dependence on the success of our lead product candidate, PrimeC, including our obtaining of regulatory approval to market PrimeC in the United States;

●	our limited experience in conducting clinical trials and reliance on clinical research organizations and others to conduct them;

●	our ability to advance our preclinical product candidates into clinical development and through regulatory approval and commercialization;

●	the results of our clinical trials, which may fail to adequately demonstrate the safety and efficacy of our product candidates;

●	our ability to achieve the broad degree of physician adoption and use and market acceptance necessary for commercial success;

●	our reliance on third parties in marketing, producing or distributing products and research materials for certain raw materials, compounds and components necessary to produce PrimeC for clinical trials and to support commercial scale production of PrimeC, if approved;

●	our receipt of regulatory clarity and approvals for our therapeutic candidates and the timing of other regulatory filings and approvals;

●	estimates of our expenses, revenues, capital requirements and our needs for additional financing;

●	our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our product candidates and technologies; and

●	the impact of the public health, political and security situation in Israel, the U.S. and other countries in which we may obtain approvals for our products or our business.

The preceding list is not intended to be an exhaustive list of all of our risks and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this annual report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information.

The forward-looking statements and opinions contained in this annual report are based upon information available to us as of the date of this annual report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements contained in this annual report speak only as of the date of this annual report, and unless otherwise required by law, we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

You should read this annual report, the documents that we reference herein and the documents that we have filed as exhibits hereto, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

iii

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Reserved.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Investing in our ordinary shares and warrants, or Warrants, involves a high degree of risk. You should carefully consider the risks and uncertainties described below, in addition to the other information set forth in this annual report, including the financial statements and the related notes beginning on page F-1 of this annual report, before purchasing our securities. If any of the following risks actually occurs, our business, financial condition, results of operations and prospects could be materially and adversely affected and, as a result, the market price of our ordinary shares and Warrants could decline and you could lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition and results of operations.

Summary of Risk Factors

The following is a summary of certain important factors that may make an investment in our Company speculative or risky. You should carefully consider the full risk factor disclosure set forth below, in addition to the other information herein, including the section of this report titled “Operating and Financial Review and Prospects” and our financial statements and related notes.

●	We have a limited operating history and have incurred significant losses and negative cash flows since our inception, and we anticipate that we will continue to incur significant losses and negative cash flows for the foreseeable future, which makes it difficult to assess our future viability.

●	We will require substantial additional financing to achieve our goals, and a failure to obtain this capital when needed and on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, commercialization efforts or other operations.

●	Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

●	We are dependent on the success of our lead product candidate, PrimeC, including obtaining regulatory approval to market PrimeC in the United States.

●	We may be unable to obtain regulatory approval for our product candidates.

●	To date, we have only generated limited clinical data for our product candidates.

●	We have limited experience in conducting clinical trials and have never obtained approval for any product candidates, and may be unable to do so successfully.

●	We have not applied for regulatory approvals to market any of our other product candidates, and we may be delayed in obtaining or failing to obtain such regulatory approvals and to commercialize our product candidates.

●	We may not be able to advance our preclinical product candidates into clinical development and through regulatory approval and commercialization.

●	Clinical drug development involves a lengthy and expensive process with an uncertain outcome, results of earlier studies and trials may not be predictive of future trial results, and our clinical trials may fail to adequately demonstrate the safety and efficacy of our product candidates.

●	PrimeC or any of our other product candidates may produce undesirable side effects that we may not have detected in our previous preclinical studies and clinical trials. This could prevent us from gaining marketing approval or market acceptance for these product candidates, or from maintaining such approval and acceptance, and could substantially increase commercialization costs and even force us to cease operations.

●	Our product candidates, if approved, will face significant competition with competing technologies and our failure to compete effectively may prevent us from achieving significant market penetration.

●	We may enter into collaborations with third parties for the development or commercialization of our product candidates. If our collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

●	If we fail to manage our growth effectively, our business could be disrupted.

●	If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop our product candidates, conduct our clinical trials and commercialize any of the products we develop.

●	If our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our product candidates and technologies are not adequate, we may not be able to compete effectively in our market and we otherwise may be harmed.

●	We may be subject to claims that we infringe, misappropriate or otherwise violate the intellectual property rights of third parties.

●	We may receive only limited protection, or no protection, from our issued patents and patent applications.

●	If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

●	We may not be able to protect our intellectual property rights throughout the world.

●	We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive and time consuming, delay or prevent the development and commercialization of our products and product candidates or put our patents and other proprietary rights at risk.

●	An active, liquid and orderly trading market for our ordinary shares or Warrants may not develop, which may inhibit the ability of our shareholders to sell ordinary shares and Warrants.

●	The market price of our ordinary shares and Warrants may be subject to fluctuation and you could lose all or part of your investment.

●	If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares and Warrants, the price of our ordinary shares and Warrants could decline.

●	Future sales of our ordinary shares could reduce the market price of our ordinary shares and Warrants.

●	The significant share ownership position of our officers, directors and entities affiliated with certain of our directors may limit your ability to influence corporate matters.

●	We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

●	Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, even when the terms of such a transaction are favorable to us and our shareholders.

●	Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

Risks Related to Our Limited Operating History, Financial Condition and Capital Requirements

We have a limited operating history and have incurred significant losses and negative cash flows since our inception, and we anticipate that we will continue to incur significant losses and negative cash flows for the foreseeable future, which makes it difficult to assess our future viability.

We are a clinical-stage drug development company with a limited operating history upon which you can evaluate our business and prospects. We are not profitable and have incurred net losses in each period since we commenced operations in February 2017, including net losses of $4.04 million and $2.83 million for the years ended December 31, 2021 and 2020, respectively. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. Our ability to ultimately achieve recurring revenues and profitability is dependent upon our ability to successfully complete the development of our product candidates, obtain necessary regulatory approvals for and successfully manufacture, market and commercialize our products.

We believe that we will continue to expend substantial resources in the foreseeable future for the clinical development of our current product candidates or any additional product candidates and indications that we may choose to pursue in the future. These expenditures will include costs associated with research and development, conducting preclinical studies and clinical trials, and payments for third-party manufacturing and supply, as well as sales and marketing of any of our product candidates that are approved for sale by regulatory agencies. Because the outcome of any clinical trial is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our clinical stage and preclinical drug candidates and any other drug candidates that we may develop in the future. Other unanticipated costs may also arise.

Our future capital requirements depend on many factors, including:

●	the timing of, and the costs involved in, clinical development and obtaining regulatory approvals for our product candidates;

●	changes in regulatory requirements during the development phase that can delay or force us to stop our activities related to any of our product candidates;

●	the cost of commercialization activities if our products are approved for sale, including marketing, sales and distribution costs;

●	the cost of third-party manufacturing of our products;

●	the number and characteristics of any other product candidates we develop or acquire;

●	our ability to establish and maintain strategic collaborations, licensing or other commercialization arrangements, and the terms and timing of such arrangements;

●	the extent and rate of market acceptance of any approved products;

●	the expenses needed to attract and retain skilled personnel;

●	the costs associated with being a public company;

●	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including potential litigation costs and the outcome of such litigation;

●	the timing, receipt and amount of sales of, or royalties on, future approved products, if any;

●	any product liability or other lawsuits related to our products;

●	scientific breakthroughs in the field of treatment for neurodegenerative diseases that could significantly diminish the need for our product candidates or make them obsolete; and

●	changes in reimbursement policies that could have a negative impact on our future revenue stream.

In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical industry. Drug development is a highly speculative undertaking and involves a substantial degree of risk. To date, we have not obtained any regulatory approvals for any of our product candidates, commercialized any of our product candidates or generated any material revenue.

We will require substantial additional financing to achieve our goals, and a failure to obtain this capital when needed and on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, commercialization efforts or other operations.

Since our inception, almost all of our resources have been dedicated to the preclinical and clinical development of our lead product candidate, PrimeC. As of December 31, 2021, we had cash and cash equivalents of $11.06 million.

We believe that our existing cash and cash equivalents will be sufficient to fund our operations for a period of at least 12 months from the date of approval of our financial statements. We expect that we will require additional capital to complete clinical trials, obtain regulatory approval for and commercialize our product candidates. In addition, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity, convertible debt or debt financings, third-party funding, marketing and distribution arrangements, as well as other collaborations, strategic alliances and licensing arrangements, or a combination of these approaches. In any event, we will require additional capital to pursue preclinical and clinical activities, and pursue regulatory approval for, and to commercialize, our pipeline product candidates. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

Any additional fundraising efforts may divert the attention of our management from day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may negatively impact the holdings or the rights of our shareholders, and the issuance of additional securities, whether equity or debt, by us or the possibility of such issuance may cause the market price of our ordinary shares and Warrants to decline. The incurrence of indebtedness could result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than would be desirable and we may be required to relinquish rights to some of our technologies, intellectual property or product candidates or otherwise agree to terms unfavorable to us, any of which may harm our business, financial condition, operating results and prospects.

If adequate funds are not available to us on a timely basis, we may be required or choose to:

●	delay, limit, reduce or terminate preclinical studies, clinical trials or other development activities for our product candidates or any of our future product candidates;

●	delay, limit, reduce or terminate our other research and development activities; or

●	delay, limit, reduce or terminate our establishment or expansion of manufacturing, sales and marketing or distribution capabilities or other activities that may be necessary to commercialize PrimeC or any of our other product candidates.

We may also be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could harm our business, financial condition and results of operations.

Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through equity, convertible debt or debt financings, as well as selectively continuing to enter into collaborations, strategic alliances and licensing arrangements. We do not currently have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as an ordinary shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring and distributing dividends, and may be secured by all or a portion of our assets.

If we raise funds by entering into collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish additional valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity, convertible debt or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. If we are unable to raise additional funds through collaborations, strategic alliances or licensing arrangements, we may be required to terminate product development or future commercialization efforts or to cease operations altogether.

Risks Related to Our Business and Strategy

We are dependent on the success of our lead product candidate, PrimeC, including obtaining regulatory approval to market PrimeC in the United States.

We have invested almost all of our efforts and financial resources in the research and development of our lead product candidate, PrimeC. Our future success depends on our ability to develop, commercialize, market and sell PrimeC and our other product candidates. However, our product candidates are in various stages of preclinical and clinical development and each of them has yet to receive marketing approval from the U.S. Food and Drug Administration, or the FDA, or any other regulatory agency. Our product candidate’s marketability is subject to significant risks associated with successfully completing current and future clinical trials, including:

●	the FDA’s timely acceptance of our IND filing for PrimeC and our other product candidates for which we plan to file an IND. Without such IND acceptances, we will be unable to commence clinical trials in the United States;

●	the FDA’s acceptance of our parameters for regulatory approval relating to PrimeC and our other product candidates, including our proposed indications, primary and secondary endpoint assessments and measurements, safety evaluations, CMC activities and regulatory pathways;

●	the FDA’s acceptance of the number, design, size, conduct and implementation of our clinical trials, our trial protocols and the interpretation of data from preclinical studies or clinical trials;

●	our ability to successfully complete the clinical trials of our product candidates, including timely patient enrollment and acceptable safety and efficacy data and our ability to demonstrate the safety and efficacy of the product candidates undergoing such clinical trials;

●	our ability to complete in a timely fashion the PrimeC pivotal trial, and that the single pivotal trial, even if successfully completed, will be sufficient to support a New Drug Application, or NDA, submission;

●	the FDA’s acceptance of the sufficiency of the data we collected from our preclinical studies and Phase IIa NST002 clinical trial and will collect ahead of initiating a pivotal Phase III trial, and our ability to commence a pivotal Phase III clinical trial in the United States for PrimeC following an IND submission, if accepted;

●	the FDA’s willingness to schedule an advisory committee meeting in a timely manner to evaluate and decide on the approval of our potential future NDA for PrimeC;

●	the recommendation of the FDA’s advisory committee to approve our applications to market PrimeC and our other product candidates in the United States, without limiting the approved labeling, specifications, distribution or use of the products, or imposing other restrictions;

●	the FDA’s satisfaction with the safety, quality and efficacy of our product candidates;

●	the prevalence and severity of adverse events associated with our product candidates;

●	the timely and satisfactory performance by third-party contractors of their obligations in relation to our clinical trials;

●	our success in educating physicians and patients about the benefits, administration and use of our product candidates, if approved, particularly in light of the fact that there is a limited number of currently available and approved treatment options for Amyotrophic Lateral Sclerosis, or ALS;

●	the availability, perceived advantages, relative cost, safety and efficacy of alternative and competing treatments for the indications addressed by our product candidates;

●	the effectiveness of our marketing, sales and distribution strategy, and operations, as well as that of any current and future licensees; and

●	our ability to obtain, protect and enforce our intellectual property rights with respect to our product candidates.

Many of these clinical, regulatory and commercial risks are beyond our control. Accordingly, we cannot assure you that we will be able to advance any of our product candidates through clinical development, or to obtain regulatory approval of or commercialize any of our product candidates. If we fail to achieve these objectives or overcome the challenges presented above, we could experience significant delays or an inability to successfully commercialize our product candidates. Accordingly, we may not be able to generate sufficient revenues through the sale of our product candidates to enable us to continue our business.

We may be unable to obtain regulatory approval for our product candidates.

The research, development, testing, manufacturing, labeling, packaging, approval, promotion, advertising, storage, recordkeeping, marketing, distribution, post-approval monitoring and reporting, and export and import of drug products are subject to extensive regulation by the FDA, and by foreign regulatory authorities in other countries. These regulations differ from country to country. To gain approval to market our product candidates, we must provide clinical data that adequately demonstrate the safety and efficacy of the product for the intended indication. We have not yet obtained regulatory approval to market any of our product candidates in the United States or any other country.

Our business depends upon obtaining these regulatory approvals. There are currently a limited number of alternative drugs approved by the FDA for the treatment of ALS. The FDA can delay, limit or deny approval of our product candidates for many reasons, including:

●	our inability to satisfactorily demonstrate that the product candidates are safe and effective for the target indication;

●	the FDA’s disagreement with our trial protocol, the interpretation of data from preclinical studies or clinical trials, or adequate conduct and control of clinical trials;

●	the population studied in the clinical trial may not be sufficiently broad or representative to assess safety in the patient population for which we seek approval;

●	our inability to demonstrate that clinical or other benefits of our product candidates outweigh any safety or other perceived risks;

●	the FDA’s determination that the 505(b)(2) regulatory pathway is not available for our product candidates;

●	the FDA’s determination that additional preclinical studies or clinical trials are required;

●	the FDA’s non-approval of the formulation, labeling or the specifications of our product candidates;

●	the FDA’s failure to accept the manufacturing processes or facilities of third-party manufacturers with which we contract;

●	the potential for approval policies or regulations of the FDA to significantly change in a manner rendering our clinical data insufficient for approval; or

●	resistance to approval from the FDA’s advisory committee for any reason including safety or efficacy concerns.

Even if we eventually complete clinical testing and receive approval of any regulatory filing for our product candidates, the FDA may grant approval contingent on the performance of costly and potentially time-consuming additional post-approval clinical trials or subject to restrictive Risk Evaluation and Mitigation Strategies. The FDA may also approve our product candidates for a more limited indication or a narrower patient population than we originally requested, and the FDA may not approve the labeling that we believe is necessary or desirable for the successful commercialization of our product candidates. To the extent we seek regulatory approval in foreign countries, we may face challenges similar to those described above with regulatory authorities in applicable jurisdictions. Any delay in obtaining, or inability to obtain, applicable regulatory approval for any of our product candidates would delay or prevent commercialization of our product candidates and would thus negatively impact our business, results of operations and prospects.

To date, we have only generated limited clinical data for our product candidates.

Positive results in preclinical testing and early clinical trials do not ensure that later clinical trials will be successful. A number of pharmaceutical companies have suffered significant setbacks in clinical trials, including in Phase III clinical trials, after promising results in preclinical testing and early clinical trials. These setbacks have included negative safety and efficacy observations in later clinical trials, including previously unreported adverse effects. For example, our completed Phase IIa NST002 trial of PrimeC involved a limited number of 15 patients. If our clinical trials do not ultimately indicate that our product candidates are safe or efficacious for their intended application, the FDA may not approve any NDA that we may file to market such product candidates, and our business would not be able to generate revenue from the sale of any such product candidates.

We have limited experience in conducting clinical trials and have never obtained approval for any product candidates, and may be unable to do so successfully.

As a company, we have limited experience in conducting clinical trials and have never progressed a product candidate through to regulatory approval. In part because of this lack of experience, our clinical trials may require more time and incur greater costs than we anticipate. We cannot be certain that our planned clinical trials will begin or conclude on time, if at all. Large-scale trials will require significant additional financial and management resources. Third-party clinical investigators do not operate under our control. Any performance failure on the part of such third parties could delay the clinical development of our product candidates or delay or prevent us from obtaining regulatory approval or commercializing our current or future product candidates, depriving us of potential product revenue and resulting in additional losses.

We have not applied for regulatory approvals to market any of our other product candidates, and we may be delayed in obtaining or failing to obtain such regulatory approvals and to commercialize our product candidates.

The process of developing, obtaining regulatory approval for and commercializing our product candidates is long, complex, costly and uncertain, and delays or failure can occur at any stage. The research, testing, manufacturing, labeling, marketing, sale and distribution of drugs are subject to extensive and rigorous regulation by the FDA and foreign regulatory agencies, as applicable. These regulations are agency-specific and differ by jurisdiction. We are not permitted to market any product candidate in the United States until we receive approval of an NDA from the FDA, or in any foreign countries until we receive the requisite approval from the respective regulatory agencies in such countries. To gain approval of an NDA or other equivalent regulatory approval, we must provide the FDA or relevant foreign regulatory authority with preclinical and clinical data that demonstrates the safety and efficacy of the product for the intended indication.

Before we can submit an NDA to the FDA or comparable applications to foreign regulatory authorities, we must conduct Phase III clinical trials, or a pivotal/registrational trial equivalent, for each product candidate. Based on the results of our Phase IIa NST002 trial and our discussions with the FDA on potential trial design, we intend to initiate a pivotal Phase III trial to further evaluate PrimeC in the second half of 2023. Prior to commencing the pivotal Phase III trial, we expect to initiate three additional studies to further support our future regulatory submissions. First, we plan to initiate a three-month toxicity study in rats to confirm the safety of PrimeC in high doses, in accordance with the FDA’s expectations. We also plan to evaluate PrimeC’s extended release, or ER, formulation in a pharmacokinetic, or PK, study to assess the exposure levels and to ensure the desired PK profile with the potential to demonstrate maximum efficacy in our planned Phase III trial. We have already initiated the toxicity study and PK study. In addition, we intend execute a Phase IIb trial with PrimeC’s ER formulation in the first half of 2022 that will evaluate several biomarkers, which we expect will increase our understanding of the changes in the pathological pathways of ALS and inform the final trial design for our pivotal Phase III trial. We currently expect top-line results from our Phase IIb trial in the first half of 2023.

Before commencing a clinical trial for PrimeC in the United States, we must first file an IND, which must be accepted by the FDA. We cannot assure you that the FDA will not decide to materially alter certain parameters, including potentially requiring a pivotal study with several control arms, during the trial or require us to conduct more than one pivotal trial before submitting an NDA.

Phase III clinical trials often produce unsatisfactory results even though prior clinical trials were successful. Moreover, the results of clinical trials may be unsatisfactory to the FDA or foreign regulatory authorities even if we believe those clinical trials to be successful. The FDA or applicable foreign regulatory agencies may suspend one or all of our clinical trials or require that we conduct additional clinical, preclinical, manufacturing, validation or drug product quality studies and submit that data before considering or reconsidering any NDA or comparable foreign regulatory application that we may submit. Depending on the extent of these additional studies, approval of any applications that we submit may be significantly delayed or may cause the termination of such programs, or may require us to expend more resources than we have available.

Apart from our clinical development of PrimeC, at the request of two respected U.S.-based ALS clinicians treating ALS patients (six in total), we have financed the pharmaceutical compounding for an off-label use of the two FDA-approved drugs that comprise PrimeC for use by these clinicians for their patients. We provided this funding and the relevant information to the clinicians under a CDA. Since it was prescribed by the clinicians as an off-label use of two FDA-approved drugs and upon their discretion, it was not discussed with the FDA. The patients have been using these drugs for periods ranging from 18 to 24 months to date without any reports of drug related significant adverse events. We cannot guarantee that FDA will agree with our involvement in this compassionate use matter. Information from all clinical use of a drug is required to be reported to the FDA in connection with an IND. We intend to report this use to the FDA as part of our annual report to the IND. Nevertheless the FDA could view this use as a deviation from our IND.

If any of these outcomes occur, we may not receive regulatory approval for the corresponding product candidates, and our business would not be able to generate revenue from the sale of any such product candidates.

We may not be able to advance our preclinical product candidates into clinical development and through regulatory approval and commercialization.

Certain of our product candidates are currently in preclinical development and are therefore currently subject to the risks associated with preclinical development, including the risks associated with:

●	generating adequate and sufficient preclinical safety and efficacy data in a timely fashion to support the initiation of clinical trials;

●	obtaining regulatory approval to commence clinical trials in any jurisdiction, including the filing and acceptance of INDs;

●	contracting with the necessary parties to conduct a clinical trial;

●	enrolling sufficient numbers of patients in clinical trials; and

●	timely manufacture of sufficient quantities of the product candidate for use in clinical trials.

If we are unsuccessful in advancing our preclinical product candidates into clinical trials in a timely fashion, our business may be harmed. Even if we are successful in advancing our preclinical product candidates into clinical development, their success will be subject to all of the clinical, regulatory and commercial risks described elsewhere in “Risk Factors.” Accordingly, we cannot assure you that we will be able to develop, obtain regulatory approval for, commercialize or generate significant revenue from our product candidates.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, results of earlier studies and trials may not be predictive of future trial results, and our clinical trials may fail to adequately demonstrate the safety and efficacy of our product candidates.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. A failure of one or more of our clinical trials can occur at any time during the clinical trial process. We do not know whether future clinical trials, if any, will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. Clinical trials can be delayed, suspended or terminated for a variety of reasons, including failure to:

●	generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

●	obtain regulatory approval, or feedback on trial design, in order to commence a trial;

●	identify, recruit and train suitable clinical investigators;

●	reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, and have such CROs and sites effect the proper and timely conduct of our clinical trials;

●	obtain and maintain institutional review board, or IRB, approval at each clinical trial site;

●	identify, recruit and enroll suitable patients to participate in a trial;

●	have a sufficient number of patients complete a trial or return for post-treatment follow-up;

●	ensure clinical investigators and clinical trial sites observe trial protocol or continue to participate in a trial;

●	address any patient safety concerns that arise during the course of a trial;

●	address any conflicts with new or existing laws or regulations;

●	add a sufficient number of clinical trial sites;

●	manufacture sufficient quantities at the required quality of product candidate for use in clinical trials; or

●	raise sufficient capital to fund a trial.

Patient enrollment is a significant factor in the timing and success of clinical trials and is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ or caregivers’ perceptions as to the potential advantages of the drug candidate being studied in relation to other available therapies, including any new drugs or treatments that may be developed or approved for the indications we are investigating.

We may also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the trial’s data safety monitoring board, by the FDA or by the applicable foreign regulatory authorities. Such authorities may suspend or terminate one or more of our clinical trials due to a number of factors, including our failure to conduct the clinical trial in accordance with relevant regulatory requirements or clinical protocols, inspection of the clinical trial operations or trial site by the FDA or foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

In addition, disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing preclinical studies and clinical trials, as applicable. For example, on March 18, 2020, the FDA announced its intention to temporarily postpone routine surveillance inspections of domestic manufacturing facilities in response to the COVID-19 pandemic. If global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions. If we experience delays in the initiation, enrollment or completion of any preclinical study or clinical trial of our product candidates, or if any preclinical studies or clinical trials of our product candidates are cancelled, the commercial prospects of our product candidates may be materially adversely affected, and our ability to generate product revenues from any of these product candidates will be delayed or not realized at all. In addition, any delays in completing our clinical trials may increase our costs and slow down our product candidate development and approval process.

If we experience delays in carrying out or completing any clinical trial of our product candidates, the commercial prospects of our product candidates may be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may significantly harm our business and financial condition. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

The continuing outbreak of COVID-19 around the world may adversely affect our business and that of our suppliers, CROs or other third parties relevant to our business.

The COVID-19 pandemic is impacting worldwide economic activity, particularly economic activity in the United States, and poses the risk that we or our employees, contractors, suppliers, or other partners may be prevented or delayed from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. The continued prevalence of COVID-19 and the measures taken by the governments of countries affected could disrupt our supply chain and manufacturing, cause diversion of healthcare resources away from the conduct of preclinical and clinical trial matters to focus on pandemic concerns, limit travel in a manner that interrupts key trial activities, such as trial site initiations and monitoring, delay regulatory filings with regulatory agencies in affected areas or adversely affect our ability to obtain regulatory approvals. These disruptions could also affect other facets of our business, including but not limited to:

●	our ability to recruit employees from outside of Israel;

●	the ability of our employees to travel;

●	the ability of our CROs to conduct preclinical studies in foreign countries;

●	our ability to import materials from outside of Israel; and

●	our ability to export materials to our CROs and other third-parties located outside of Israel.

The COVID-19 pandemic and mitigation measures also may have an adverse impact on global economic conditions, which could adversely impact our business, financial condition or results of operations. Additionally, the COVID-19 pandemic has resulted in significant financial market volatility and uncertainty. A continuation or worsening of the levels of market disruption and volatility seen in the recent past as a result of the COVID-19 outbreak could have an adverse effect on our ability to access capital and on the market price of our ordinary shares and Warrants. In March 2020, we put in place a number of protective measures in response to the COVID-19 pandemic. These measures included cancelling all commercial business travel, requesting employees to limit non-essential personal travel, asking some employees to self-quarantine at home and encouraging employees to work from home to the extent their job function enables them to do so. We have revisited these measures on a regular basis throughout the pandemic and we will continue to do so. Although restrictions imposed by governmental authorities have begun to ease, if conditions worsen, we may need to implement new restrictive measures that could adversely affect our business.

PrimeC or any of our other product candidates may produce undesirable side effects that we may not have detected in our previous preclinical studies and clinical trials. This could prevent us from gaining marketing approval or market acceptance for these product candidates, or from maintaining such approval and acceptance, and could substantially increase commercialization costs and even force us to cease operations.

As with most pharmaceutical products, use of PrimeC or our other product candidates may be associated with side effects or adverse events that can vary in severity and frequency. Side effects or adverse events associated with the use of PrimeC may be observed at any time, including in clinical trials or once a product is commercialized, and any such side effects or adverse events may negatively affect our ability to obtain regulatory approval or market our product candidates. We cannot assure you that we will not observe drug-related serious adverse events in the future or that the FDA will not determine them as such. Side effects such as toxicity or other safety issues associated with the use of our product candidates could require us to perform additional studies or halt development or sale of these product candidates or expose us to product liability lawsuits, which will harm our business.

Furthermore, commencing the planned pivotal Phase III clinical trial for PrimeC will involve a larger patient base than that previously studied, and the commercial marketing of PrimeC, if approved, will further expand the clinical exposure of the drug to a wider and more diverse group of patients than those participating in the clinical trials, which may identify undesirable side effects caused by these products that were not previously observed or reported.

The FDA and foreign regulatory agency regulations require that we report certain information about adverse medical events if our products may have caused or contributed to those adverse events. The timing of our obligation to report would be triggered by the date upon which we become aware of the adverse event as well as the nature and severity of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to appreciate that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the FDA or a foreign regulatory agency could take action including enforcing a hold on or cessation of clinical trials, withdrawal of approved drugs from the market, criminal prosecution, the imposition of civil monetary penalties or seizure of our products.

Additionally, in the event we discover the existence of adverse medical events or side effects caused by one of our product candidates, a number of other potentially significant negative consequences could result, including:

●	our inability to file an NDA or similar application for our product candidates because of insufficient risk-reward, or the denial of such application by the FDA or foreign regulatory authorities;

●	the FDA or foreign regulatory authorities suspending or withdrawing their approval of the product;

●	the FDA or foreign regulatory authorities requiring the addition of labeling statements, such as warnings or contraindications or distribution and use restrictions;

●	the FDA or foreign regulatory authorities requiring us to issue specific communications to healthcare professionals, such as letters alerting them to new safety information about our product, changes in dosage or other important information;

●	the FDA or foreign regulatory authorities issuing negative publicity regarding the affected product, including safety communications;

●	our being limited with respect to the safety-related claims that we can make in our marketing or promotional materials;

●	our being required to change the way the product is administered, conduct additional preclinical studies or clinical trials or restrict or cease the distribution or use of the product; and

●	our being sued and held liable for harm caused to patients.

Any of these events could prevent us from achieving approval or market acceptance of the affected product candidate and could substantially increase commercialization costs or even force us to cease operations. We cannot assure you that we will resolve any issues related to any product-related adverse events to the satisfaction of the FDA or any regulatory agency in a timely manner or ever, which could harm our business, prospects and financial condition.

Even if our product candidates receive marketing approval, we may continue to face future developmental and regulatory difficulties. In addition, we are subject to government regulations and we may experience delays in obtaining required regulatory approvals to market our proposed product candidates.

Even if we complete clinical testing and receive approval of any regulatory filing for our product candidates, the FDA or applicable foreign regulatory agency may grant approval contingent on the performance of additional costly post-approval clinical trials, risk mitigation requirements and surveillance requirements to monitor the safety or efficacy of the product, which could negatively impact us by reducing revenues or increasing expenses, and cause the approved product candidate not to be commercially viable. Absence of long-term safety data may further limit the approved uses of our products, if any.

The FDA or applicable foreign regulatory agency also may approve our product candidates for a more limited indication or a narrower patient population than we originally requested, or may not approve the labeling that we believe is necessary or desirable for the successful commercialization of our product candidates. Furthermore, any such approved product will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and recordkeeping.

If we fail to comply with the regulatory requirements of the FDA or other applicable foreign regulatory authorities, or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including the following:

●	suspension or imposition of restrictions on operations, including costly new manufacturing requirements;

●	regulatory agency refusal to approve pending applications or supplements to applications;

●	suspension of any ongoing clinical trials;

●	suspension or withdrawal of marketing approval;

●	an injunction or imposition of civil or criminal penalties or monetary fines;

●	seizure or detention of products;

●	bans or restrictions on imports and exports;

●	issuance of warning letters or untitled letters;

●	suspension or imposition of restrictions on operations, including costly new manufacturing requirements; or

●	refusal of regulatory authorities to approve pending applications or supplements to applications.

In addition, various aspects of our operations are subject to federal, state or local laws, rules and regulations, any of which may change from time to time. Costs arising out of any regulatory developments could be time-consuming and expensive and could divert management resources and attention and, consequently, could adversely affect our business, financial condition and results of operations.

Even if our product candidates receive regulatory approval, they may fail to achieve the broad degree of physician adoption and use and market acceptance necessary for commercial success.

Even if we obtain FDA or foreign regulatory approvals for our product candidates, the commercial success of such products will depend significantly on their broad adoption and use by physicians, for approved indications. The degree and rate of physician and patient adoption of our product candidates, if approved, will depend on a number of factors, including:

●	the clinical indications for which the product is approved;

●	the prevalence and severity of adverse side effects;

●	physicians’ satisfaction with the results shown in clinical trials

●	patient satisfaction with the results and administration of our product and overall treatment experience, including relative convenience, ease of use and avoidance of, or reduction in, adverse side effects;

●	the extent to which physicians recommend our products to patients;

●	physicians’ and patients’ willingness to adopt new therapies in lieu of other products or treatments;

●	the cost of treatment, safety and efficacy in relation to alternative treatments;

●	the extent to which the costs of our product candidates are reimbursed by third-party payors, and patients’ willingness to pay for our products;

●	the extent to which physicians adopt and prescribe PrimeC, rather than the two alternative FDA-approved drugs, ciprofloxacin and celecoxib, that we synthesized to create PrimeC;

●	the revenues and profitability that our products will offer physicians as compared to alternative therapies; and

●	the effectiveness of our sales and marketing efforts.

If PrimeC or any of our other product candidates is approved for use, but fails to achieve the broad degree of physician adoption and market acceptance necessary for commercial success, our operating results and financial condition would be adversely affected.

Our product candidates, if approved, will face significant competition with competing technologies and our failure to compete effectively may prevent us from achieving significant market penetration.

The biopharmaceutical industry is intensely competitive and subject to rapid and significant technological change. Our potential competitors include large and experienced companies that enjoy significant competitive advantages over us, such as greater financial, research and development, manufacturing, personnel and marketing resources, greater brand recognition and more experience and expertise in obtaining marketing approvals from the FDA and foreign regulatory authorities. These companies may develop new drugs to treat the indications that we target, or seek to have existing drugs approved for use for the treatment of the indications that we target.

We are aware that potentially disease modifying therapeutics for ALS are being developed by several large and specialty pharmaceutical and biotechnology companies and academic institutions, including Biogen Inc., Amylyx Pharmaceuticals Inc., AB Science SA, Prilenia Therapeutics B.V, and Apellis Pharmaceuticals, in various stages of clinical trials. In addition, we are aware of several large and specialty pharmaceutical companies, such as Eli Lilly and Company and Roche (including Genentech Inc., its wholly owned subsidiary), that are developing potentially disease modifying therapeutics for Alzheimer’s Disease and Parkinson’s Disease. We do not know whether these potential competitors are already developing, or plan to develop, the same treatments or treatments for other indications that we are pursuing, and we may be unable to ascertain whether such activities are underway in the future.

Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in this industry. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis products that are more effective or less costly than our product candidates.

We have no experience in marketing or distributing products and no internal capability to do so, and are therefore subject to certain risks in relation to the commercialization of our product candidates once approved.

We have not yet established a commercial organization for the marketing, sale and distribution of our product candidates. Therefore, even if we receive approval to market our product candidates in the United States or other markets, in order to successfully commercialize our product candidates, we will need to either build marketing, sales, distribution, managerial and other non-technical capabilities or contract with third parties to obtain these capabilities. This involves many challenges, such as recruiting and retaining talented personnel, training employees, setting the appropriate system of incentives, managing additional headcount and integrating new business units into an existing corporate infrastructure. The development of our own sales infrastructure or contracting with third parties will involve substantial expense, much of which we will incur well in advance of any marketing or sales. Moreover, we do not have experience as a company in establishing a significant sales infrastructure, and we cannot be certain that we will successfully develop this capability or contract successfully with third parties for the necessary services. We will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain personnel for medical affairs, marketing and sales. If we fail to establish an effective sales and marketing infrastructure or contract with third parties to do so, we will be unable to successfully commercialize our product candidates, which in turn would have an adverse effect on our business, financial condition and results of operations.

We may enter into collaborations with third parties for the development or commercialization of our product candidates. If our collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

We may utilize a variety of types of collaboration, distribution and other marketing arrangements with third parties to develop our product candidates and commercialize our approved product candidates, if any. We are not currently party to any such arrangement. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities and efforts to successfully perform the functions assigned to them in these arrangements.

Any future collaborations that we enter into may pose a number of risks, including the following:

●	collaborators have significant discretion in determining the amount and timing of efforts and resources that they will apply to these collaborations;

●	collaborators may not perform their obligations as expected;

●	product candidates developed by collaborators may not perform sufficiently in clinical trials to be determined to be safe and effective, thereby delaying or terminating the drug approval process and reducing or eliminating milestone payments to which we would otherwise be entitled if the product candidates had successfully met their endpoints and/or received FDA approval;

●	collaborators may not pursue development and commercialization of our product candidates that receive marketing approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

●	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

●	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

●	product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

●	a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

●	disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would divert management attention and resources, be time-consuming and expensive;

●	collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

●	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

●	collaborations may be terminated for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to the development or commercialization of product candidates in the most efficient manner, or at all. If any future collaborations that we enter into do not result in the successful development and commercialization of products or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, our development of our product candidates could be delayed and we may need additional resources to develop our product candidates. All of the risks relating to product development, regulatory approval and commercialization described in this Annual Report on Form 20-F also apply to the activities of our collaborators.

Additionally, subject to its contractual obligations to us, if a collaborator of ours were to be involved in a business combination, it might deemphasize or terminate the development or commercialization of any product candidate licensed to it by us. If one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and our perception in the business and financial communities could be harmed.

If in the future we acquire or in-license technologies or product candidates, we may incur various costs, may have integration difficulties and may experience other risks that could harm our business and results of operations.

In the future, we may acquire or in-license additional product candidates and technologies. Any product candidate or technologies we in-license or acquire will likely require additional development efforts prior to commercial sale, including extensive preclinical or clinical testing, or both, and approval by the FDA and applicable foreign regulatory authorities, if any. All product candidates are prone to risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate, or product developed based on in-licensed technology, will not be shown to be sufficiently safe and effective for approval by regulatory authorities. If intellectual property related to product candidates or technologies we in-license is not adequate, we may not be able to commercialize the affected products even after expending resources on their development. In addition, we may not be able to manufacture economically or successfully commercialize any product candidate that we develop based on acquired or in-licensed technology that is granted regulatory approval, and such products may not gain wide acceptance or be competitive in the marketplace. Moreover, integrating any newly acquired or in-licensed product candidates could be expensive and time-consuming. If we cannot effectively manage these aspects of our business strategy, our business may be materially harmed.

We currently contract with third-party contractors for certain raw materials, compounds and components necessary to produce PrimeC for clinical trials, and expect to continue to do so to support commercial scale production of PrimeC, if approved. There are significant risks associated with contracting with third-party suppliers. Furthermore, our existing suppliers may not be able to meet the increased need for certain raw materials, compounds and components that may result from our potential commercialization efforts. This increases the risk that we will not have sufficient quantities of PrimeC or be able to obtain such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We currently rely on third-party contract manufacturers and suppliers for all of our required raw materials, active ingredients and finished products for our preclinical studies and clinical trials. Because there are a limited number of suppliers for the raw materials that we use to manufacture our product candidates, we may need to engage alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical trials, and if approved, ultimately for commercial sale. We do not have any control over the availability of raw materials. If we or our manufacturers are unable to purchase these raw materials on acceptable terms, at sufficient quality levels, or in adequate quantities, if at all, the development and commercialization of our product candidates or any future product candidates, would be delayed or there would be a shortage in supply, which would impair our ability to meet our development objectives for our product candidates or generate revenues from the sale of any approved products.

We expect to continue to rely on these or other subcontractors and suppliers to support our commercial requirements if PrimeC or any of our other product candidates is approved for marketing by the FDA or foreign regulatory authorities. We plan to continue to rely on third parties for the raw materials, compounds and components necessary to produce our product candidates and for preclinical studies and clinical trials.

Our continuing reliance on third-party contract manufacturers and suppliers entails a number of risks, including reliance on the third party for regulatory compliance and quality assurance, the possible breach of the manufacturing or supply agreement by the third party, and the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us. In addition, third-party contract manufacturers and suppliers may not be able to comply with cGMP or quality system regulation, or similar regulatory requirements outside the United States. If any of these risks transpire, we may be unable to timely retain alternate subcontractors or suppliers on acceptable terms and with sufficient quality standards and production capacity, which may disrupt and delay our clinical trials or the manufacture and commercial sale of our product candidates, if approved.

Our failure or the failure of our third-party contract manufacturers and suppliers to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of PrimeC or any of our other product candidates that we may develop. Any failure or refusal to supply or any interruption in supply of the components for PrimeC or any other product candidates or products that we may develop could delay, prevent or impair our clinical development or commercialization efforts.

The manufacture of pharmaceutical products is complex and manufacturers often encounter difficulties in production. If we or any of our third-party manufacturers encounter any difficulties, our ability to provide product candidates for clinical trials or our product candidates to patients, if approved, and the development or commercialization of our product candidates could be delayed or stopped.

The manufacture of pharmaceutical products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. We and our contract manufacturers must comply with cGMP requirements. Manufacturers of pharmaceutical products often encounter difficulties in production, particularly in scaling up and validating initial production and contamination controls. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Furthermore, if microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

We cannot assure you that any stability or other issues relating to the manufacture of any of our product candidates will not occur in the future. Additionally, we and our third-party manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If we or our third-party manufacturers were to encounter any of these difficulties, our ability to provide any product candidates to patients in clinical trials and products to patients, once approved, would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the initiation or completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely. Any adverse developments affecting clinical or commercial manufacturing of our product candidates may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, or other interruptions in the supply of our product candidates. We may also have to take inventory write-offs and incur other charges and expenses for products that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives. Accordingly, failures or difficulties faced at any level of our supply chain could materially adversely affect our business and delay or impede the development and commercialization of any of our product candidates and could have a material adverse effect on our business, prospects, financial condition and results of operations.

Failure to obtain marketing approval in international jurisdictions would prevent our product candidates from being marketed abroad.

In order to market and sell our products in the European Union and other jurisdictions, we or our third-party collaborators must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. Regulatory approval processes outside the United States generally include all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may not be able to file for marketing approvals and may not receive the necessary approvals to commercialize our product candidates in any particular market.

We intend to rely on third parties and consultants to assist us in conducting our single pivotal Phase III trial for PrimeC and certain preclinical and clinical trials for our other product candidates. If these third parties or consultants do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for or commercialize PrimeC or any of our other product candidates.

We do not have the ability to independently conduct many of our preclinical studies or our clinical trials. We rely on medical institutions, clinical investigators, contract laboratories, and other third parties, such as CROs to conduct clinical trials on our product candidates. Third parties play a significant role in the conduct of our clinical trials and the subsequent collection and analysis of data. These third parties are not our employees, and except for remedies available to us under our agreements, we have limited ability to control the amount or timing of resources that any such third party will devote to our clinical trials. If our CROs or any other third parties upon which we rely for administration and conduct of our clinical trials do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements, or for other reasons, or if they otherwise perform in a substandard manner, our clinical trials may be extended, delayed, suspended or terminated, and we may not be able to complete development of, obtain regulatory approval for, or successfully commercialize our product candidates.

We and the third parties upon whom we rely are required to comply with Good Clinical Practice, or GCP, regulations, which are regulations and guidelines enforced by regulatory authorities around the world for products in clinical development. Regulatory authorities enforce these GCP regulations through periodic inspections of clinical trial sponsors, principal investigators and clinical trial sites. If we or our third parties fail to comply with applicable GCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and our submission of marketing applications may be delayed or the regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, a regulatory authority will determine that any of our clinical trials comply or complied with applicable GCP regulations. In addition, our clinical trials must be conducted with material produced under current cGMP regulations, which are enforced by regulatory authorities. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be impacted if our CROs, clinical investigators or other third parties violate federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

In order for our clinical trials to be carried out effectively and efficiently, it is imperative that our CROs and other third parties communicate and coordinate with one another. Moreover, our CROs and other third parties may also have relationships with other commercial entities, some of which may compete with us. Our CROs and other third parties may terminate their agreements with us upon as few as 30 days’ notice under certain circumstances. If our CROs or other third parties conducting our clinical trials do not perform their contractual duties or obligations, experience work stoppages, do not meet expected deadlines, terminate their agreements with us or need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical trial protocols or GCPs, or for any other reason, we may need to conduct additional clinical trials or enter into new arrangements with alternative CROs, clinical investigators or other third parties. We may be unable to enter into arrangements with alternative CROs on commercially reasonable terms, or at all. Switching or adding CROs, clinical investigators or other third parties can involve substantial cost and require extensive management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays may occur, which can impact our ability to meet our desired clinical development timelines. Although we carefully manage our relationship with our CROs, clinical investigators and other third parties, there can be no assurance that we will not encounter such challenges or delays in the future or that these delays or challenges will not have a negative impact on our business, prospects, financial condition or results of operations.

If our product candidates are approved for marketing, and we are found to have improperly promoted off-label uses, or if physicians misuse our products, we may become subject to prohibitions on the sale or marketing of our products, significant sanctions, and product liability claims, and our image and reputation within the industry and marketplace could be harmed.

The FDA and other regulatory agencies strictly regulate the marketing and promotional claims that are made about drug products. In particular, a product may not be promoted for uses or indications that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. For example, if we receive marketing approval for PrimeC for treatment of ALS, the first indication we are pursuing, we cannot promote the use of our product in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may receive warning letters and become subject to significant liability, which would harm our business. The federal government has levied large administrative, civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. If we become the target of such an investigation or prosecution based on our marketing and promotional practices, we could face similar sanctions, which would harm our business. In addition, management’s attention could be diverted from our business operations, significant legal expenses could be incurred, and our reputation could be damaged. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we are deemed by the FDA to have engaged in the promotion of our products for off-label use, we could be subject to prohibitions on the sale or marketing of our products or significant fines and penalties, and the imposition of these sanctions could also affect our reputation with physicians, patients and caregivers, and our position within the industry.

Physicians may also misuse our products or use improper techniques, potentially leading to adverse results, side effects or injury, which may lead to product liability claims. If our products are misused or used with improper technique, we may become subject to costly litigation. Product liability claims could divert management’s attention from our core business, be expensive to defend, and result in sizable damage awards against us that may not be covered by insurance. We currently carry product liability insurance covering our clinical trials with policy limits that we believe are customary for similarly situated companies and adequate to provide us with coverage for foreseeable risks. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Furthermore, the use of our products for conditions other than those approved by the FDA may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

If we fail to manage our growth effectively, our business could be disrupted.

As of March 31, 2022, we had eleven full and part time employees and several part-time consultants, most of whom are based at our headquarters in Herzliya, Israel and the rest of whom work in office space in Cambridge, Massachusetts or Zurich, Switzerland. We will need to continue to expand our development, quality, sales, managerial, operational, finance, marketing and other resources to manage our operations and clinical trials, continue our development activities and commercialize our product candidates, if approved. Our management, personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our expansion strategy requires that we:

●	manage our clinical trials effectively;

●	identify, recruit, retain, incentivize and integrate additional employees;

●	manage our internal development efforts effectively while carrying out our contractual obligations to third parties; and

●	continue to improve our operational, financial and management controls, reporting systems and procedures.

Due to our limited financial resources and our limited experience in managing a larger company, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage expansion could delay the execution of our development and strategic objectives, or disrupt our operations; and if we are not successful in commercializing our product candidates, either on our own or through collaborations with one or more third parties, our revenues will suffer and we would incur significant additional losses.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of any of our other products we develop.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

●	decreased demand for our product candidates or products we develop;

●	injury to our reputation and significant negative media attention;

●	withdrawal of clinical trial participants or cancellation of clinical trials;

●	costs to defend the related litigation, which may be only partially recoverable even in the event of successful defenses;

●	a diversion of management’s time and our resources;

●	substantial monetary awards to trial participants or patients;

●	regulatory investigations, product recalls, withdrawals or labeling, marketing or promotional restrictions;

●	loss of revenues;

●	exhaustion of any available insurance and our capital resources; and

●	the inability to commercialize any product we develop.

Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could prevent or inhibit the commercialization of products we may develop. We currently carry general clinical trial product liability insurance in an amount that we believe is adequate to cover the scope of our ongoing clinical programs. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions and deductibles, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. If and when we obtain approval for marketing PrimeC or any other product candidate, we intend to expand our insurance coverage to include the commercialization of PrimeC or any other approved product that we may have; however, we may be unable to obtain this liability insurance on commercially reasonable terms.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop our product candidates, conduct our clinical trials and commercialize any of the products we develop.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. We believe that our future success is highly dependent upon the contributions of members of our senior management, as well as our senior scientists and other members of our management team. The loss of services of any of these individuals could delay or prevent the successful development of our product pipeline, completion of our planned clinical trials or the commercialization of our product candidates. Although we have employment agreements with some of our employees, these agreements do not prevent them from terminating their employment with us after providing the appropriate notice as described in the agreements.

Although we have not historically experienced unique difficulties in attracting and retaining qualified employees, we could experience such problems in the future. For example, competition for qualified personnel in the pharmaceutical field is intense due to the limited number of individuals who possess the skills and experience required by our industry. We will need to hire additional personnel as we expand our clinical development and commercial activities. We may not be able to attract and retain quality personnel on acceptable terms, or at all. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged proprietary or other confidential information, or that their former employers own their research output. Moreover, we are domiciled in Israel and are predominantly based in Israel, which may make it difficult to hire necessary U.S.-based personnel.

Our internal computer systems, or those of our CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a disruption of our drug development programs.

Despite the implementation of security measures, our internal computer systems and those of our CROs and other contractors and consultants are vulnerable to damage from cyber-security threats, including computer viruses, harmful code and unauthorized access, natural disasters, fire, terrorism, war and telecommunication and electrical failures. If a disruption event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from completed, ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our product candidates could be delayed.

Under applicable employment laws, we may not be able to enforce covenants not to compete.

We generally enter into non-competition agreements as part of our employment agreements with our employees. These agreements generally prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us.

For example, Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts as justification for the enforcement of non-compete undertakings, such as the protection of a company’s trade secrets or other intellectual property.

Our employees, independent contractors, clinical investigators, CROs, consultants and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk that our employees, independent contractors, clinical investigators, CROs, consultants and vendors may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct, breach of contract or disclosure of unauthorized activities to us that violates: FDA regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA; manufacturing standards; federal, state and foreign healthcare fraud and abuse laws; or laws that require the reporting of financial information or data accurately.

Specifically, research, sales, marketing, education and other business arrangements in the healthcare industry are subject to extensive laws intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws may restrict or prohibit a wide range of pricing, discounting, education, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a code of business conduct and ethics, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws. If any such actions are instituted against us, even if we are successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business. Violations of such laws subject us to numerous penalties, including, but not limited to, the imposition of civil, criminal and administrative penalties, damages, monetary fines, disgorgement, individual imprisonment, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Exchange rate fluctuations between the U.S. Dollar and the NIS may negatively affect our earnings.

The U.S. dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in NIS, which is the lawful currency of the State of Israel. As a result, we are exposed to the risks that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar. For example, the dollar depreciated against the NIS in 2020 by 6.97% and the dollar depreciated against the NIS in 2021 by 3.27%. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

Risks Related to Our Intellectual Property

If our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our product candidates and technologies are not adequate, we may not be able to compete effectively in our market and we otherwise may be harmed.

Our commercial success depends in significant part upon our ability to obtain, maintain, enforce and defend patent protection and utilize trade secret protection with respect to our proprietary technologies, our products and their uses, and to operate our business without infringing, misappropriating, or otherwise violating the intellectual property rights of others. We rely upon a combination of patents, trade secret protection, confidentiality agreements, assignment of invention agreements and other contractual arrangements to protect the intellectual property related to PrimeC’s fixed dose combination of ciprofloxacin and celecoxib and our other product candidates. If we are unable to obtain and maintain sufficient intellectual property protection for our technologies and product candidates, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors and other third parties could develop and commercialize technologies and product candidates similar or identical to ours, and our ability to successfully commercialize the technologies and product candidates that we may pursue may be impaired.

Although we enter into confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, collaborators, CROs, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Further, we may not be aware of all third-party intellectual property rights potentially relating to our product candidates. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

While we seek patent protection for all of our product candidates, our patent coverage is limited, and we can provide no assurance that any of our current or future patent applications will result in issued patents or that any issued patents will provide us with any competitive advantage. As of August 2021, our patent portfolio includes U.S. Patent 10,980,780, which relates to methods for treatment of ALS using ciprofloxacin and celecoxib, and which expires in 2038. In September 2021, we received notice that our pending patent application, related to our lead candidate, PrimeC, had been allowed in Australia. Similar patent applications are pending in the European Patent Office, Japan, Canada and Israel. In addition, U.S. patent application 16/623,467, which relates to methods of treatment of neurodegenerative disease using combinations of ciprofloxacin and celecoxib, is currently pending. This patent application is expected to expire on June 20, 2038.

In addition, we have developed a pharmaceutical composition comprising, as active ingredients, ciprofloxacin and celecoxib, and have filed a U.S. provisional application directed to the compositions. Our U.S. provisional application 63/257,130 relates to pharmaceutical formulations. Applications claiming priority from the U.S. provisional application are expected to expire on October 19, 2042.

Limitations on the scope of our intellectual property rights may limit our ability to prevent third parties from designing around such rights and competing against us. For example, some of our patent applications and patents do not claim a new compound. Rather, the active pharmaceutical ingredients of PrimeC are existing compounds and some of our pending patent applications are directed to, among other things, novel formulations of these existing compounds. Accordingly, other parties may compete with us, for example, by independently developing or obtaining competing formulations that design around our patent claims, but which may contain the same active ingredients, or by seeking to invalidate our patents. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, eroding our competitive position in the market.

The patent applications that we own may fail to result in granted patents in the United States or foreign jurisdictions, or if granted may fail to prevent a potential infringer from marketing its product or be deemed invalid and unenforceable by a court. Our ability to obtain and maintain valid and enforceable patents depends on various factors, including interpretation of our technology and the prior art and whether the differences between them allow our technology to be patentable. Patent applications and patents granted from them are complex, lengthy and highly technical documents that are often prepared under very limited time constraints and may not be free from errors that make their interpretation uncertain. The existence of errors in a patent may have an adverse effect on the patent, its scope and its enforceability. Even if our pending and future patent applications issue as patents in relevant jurisdictions, they may not issue in a form that will provide us with any meaningful protection for our technology or product candidates, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Additionally, our competitors may be able to circumvent our patents by developing similar or alternative technologies or product candidates in a non-infringing manner.

Also, our granted patents may be subject to challenges. We may be subject to a third-party preissuance submission of prior art to the United States Patent and Trademark Office, or the USPTO, or become involved in opposition, derivation, revocation, ex parte reexamination, inter partes review, post grant review, derivation, or interference proceedings challenging our patent rights or the patent rights of others, or other proceedings in the USPTO or applicable foreign offices that challenge priority of invention or other features of patentability. For example, patents granted by the European Patent Office may be opposed by any person within nine months from the publication of their grant.

An adverse determination in any such submission, proceeding or litigation could result in loss of exclusivity, patent claims being narrowed, invalidated or held unenforceable, in whole or in part, or limits of the scope or duration of the patent protection of our technologies or product candidates, all of which could limit our ability to stop others from using or commercializing similar or identical product candidates or technology to compete directly with us, without payment to us.

We may be subject to claims that we infringe, misappropriate or otherwise violate the intellectual property rights of third parties.

Even if our patents do successfully issue, third parties may own rights to third party patents which relate to various aspects of the PrimeC product and any of our other product candidates. To meet such challenges, which are part of the risks and uncertainties of developing and marketing product candidates, we may need to evaluate third party intellectual property rights and, if appropriate, to seek licenses for such third party intellectual property or to challenge such third party intellectual property, which may be costly and may or may not be successful, which could also have an adverse effect on the commercial potential for PrimeC and any of our other product candidates.

We may receive only limited protection, or no protection, from our issued patents and patent applications.

If we encounter delays in our clinical trials or regulatory approval of our product candidates, the period of time during which we could market any of our product candidates under patent protection could be reduced. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to either (i) file any patent application related to the treatment of ALS using ciprofloxacin and celecoxib or (ii) conceive and invent any of the compositions or methods claimed in our patents or patent applications, including patents or patent applications related to PrimeC and our other product candidates.

The patent application process, also known as patent prosecution, is expensive and time consuming, and we or any future licensors and licensees may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we or any future licensors or licensees will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, these and any of our patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, etc., although we are unaware of any such defects that we believe are of material import. If we or any future licensors or licensees fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If any future licensors or licensees, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form or preparation of our patents or patent applications, such patents or applications may be invalid and unenforceable. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

The strength of patents in the pharmaceutical field involves complex legal and scientific questions and can be uncertain. This uncertainty includes changes to the patent laws through either legislative action to change statutory patent law or court action that may reinterpret existing law in ways affecting the scope or validity of issued patents. The patent applications that we own or in-license may fail to result in issued patents in the United States or foreign countries with claims that cover our product candidates. Even if patents do successfully issue from the patent applications that we own or in-license, third parties may challenge the validity, enforceability or scope of such patents, which may result in such patents being narrowed, invalidated or held unenforceable. For example, patents granted by the European Patent Office may be challenged, also known as opposed, by any person within nine months from the publication of their grant. In addition, post grant review in the USPTO begins with a third party filing a petition on or prior to the date that is 9 months after the grant of the patent or issuance of a reissue patent. Third parties can also challenge a patent in the USPTO by way of inter partes review, ex parte reexamination, derivation, or interference proceedings. Any successful challenge to our patents could deprive us of exclusive rights necessary for the successful commercialization of our product candidates. Furthermore, even if they are unchallenged, our patents may not adequately protect our product candidates, provide exclusivity for our product candidates, or prevent others from designing around our claims. If the breadth or strength of protection provided by the patents we hold or pursue with respect to our product candidates is challenged, it could dissuade companies from collaborating with us to develop, or threaten our ability to commercialize our product candidates.

Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however the life of a patent, and the protection it affords, is limited. Without patent protection for our product candidates, we may be open to competition from generic versions of our product candidates. Further, if we encounter delays in our development efforts, including our clinical trials, the period of time during which we could market our product candidates under patent protection would be reduced.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to the protection afforded by patents, we also rely on trade secret protection to protect proprietary know-how, technology and other proprietary information that may not be patentable or that we elect not to patent, processes for which patents may be difficult to obtain or enforce, and any other elements of our product candidates, and our product development processes (such as manufacturing and formulation technologies) that involve proprietary know-how, information or technology that is not covered by patents.

Trade secrets and know-how can be difficult to protect. We seek to protect these trade secrets and other proprietary technology, in part, by requiring all of our employees, consultants, advisors, and any other third parties that have access to our proprietary know-how, information or technology to execute confidentiality agreements upon the commencement of their relationships with us. We cannot be certain that we have or will obtain these agreements in all circumstances and we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary information. If the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating any trade secrets.

Despite our efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets. Adequate remedies may not exist in the event of unauthorized use or disclosure of our trade secrets. In addition, in some situations, these confidentiality agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants, or advisors have previous employment or consulting relationships. To the extent that our employees, consultants or contractors use any intellectual property owned by third parties in their work for us, disputes may arise as to the rights in any related or resulting know-how and inventions. Any misappropriation or unauthorized disclosure of our trade secrets could have an adverse effect on our business, impact our ability to establish or maintain a competitive advantage in our market, or otherwise harm our business, operating results and financial condition.

Furthermore, trade secret protection does not prevent competitors from independently developing substantially equivalent information and techniques and we cannot guarantee that our competitors will not independently develop substantially equivalent information and techniques. The FDA, as part of its Transparency Initiative, is currently considering whether to make additional information publicly available on a routine basis, including information that we may consider to be trade secrets or other proprietary information, and it is not clear at the present time how the FDA’s disclosure policies may change in the future, if at all.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly on obtaining and enforcing patents. Obtaining and enforcing patents in the pharmaceutical industry involves both technological and legal complexity, and therefore, is costly, time-consuming and inherently uncertain. In addition, the Leahy-Smith America Invents Act, or the AIA, which was passed on September 16, 2011, resulted in significant changes to the U.S. patent system. Further, U.S. Supreme Court rulings in recent years have either narrowed the scope of patent protection available in certain circumstances or weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained.

The significant changes to U.S. patent law under the AIA include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. For our U.S. patent applications that contain or contained at any time a claim not entitled to priority before March 16, 2013, there is a greater level of uncertainty in the patent law. The USPTO has developed and continues to develop regulations and procedures to govern administration of the AIA, and many of the substantive changes to patent law associated with the AIA. The AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could harm our business and financial condition. It is not clear what other, if any, impact the AIA will have on the operation of our business.

An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by the third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application, but circumstances could prevent us from promptly filing patent applications on our inventions. Furthermore, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our technology and the prior art allow our technology to be patentable over the prior art. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to either (i) file any patent application related to our product candidates or (ii) invent any of the inventions claimed in our patents or patent applications.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and provide opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of our U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal court necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action.

Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent prosecution process.

Periodic maintenance fees and various other governmental fees on any issued patent and/or pending patent applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of a patent or patent application. We have systems in place to remind us to pay these fees, and we employ an outside firm and rely on our outside counsel to pay these fees. While an inadvertent lapse may sometimes be cured by payment of a late fee or by other means in accordance with the applicable rules, there are many situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications directed to our product candidates, our competitors might be able to enter the market earlier than should otherwise have been the case, which could harm our business, financial condition, results of operations, and prospects.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our product candidates in all countries throughout the world would be prohibitively expensive and our intellectual property rights in some countries outside of the United States, Europe, and Israel. The requirements for patentability may differ in certain countries, particularly developing countries. For example, unlike other countries, China has a heightened requirement for patentability, and specifically requires a detailed description of medical uses of a claimed drug. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement on infringing activities is inadequate. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to pharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful.

In addition, some countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we may have limited remedies if our patents are infringed or if we are compelled to grant a license to our patents to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license. Finally, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws.

If we are unable to protect our trademarks from infringement, our business prospects may be harmed.

We plan to register trademarks that identify PrimeC in the United States and Israel. Although we take steps to monitor the possible infringement or misuse of our trademarks, it is possible that third parties may infringe, dilute or otherwise violate our trademark rights. Any unauthorized use of our trademarks could harm our reputation or commercial interests. In addition, our enforcement against third-party infringers or violators may be unduly expensive and time-consuming, and the outcome may be an inadequate remedy. Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive and time consuming, delay or prevent the development and commercialization of our products and product candidates or put our patents and other proprietary rights at risk.

Third parties may infringe or misappropriate our intellectual property, including our existing patents, patents that may issue to us in the future. As a result, we may be required to file infringement claims to stop third-party infringement or unauthorized use. Further, we may not be able to prevent misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Generic drug manufacturers may develop, seek approval for, and launch generic versions of our products. If we file an infringement action against such a generic drug manufacturer, that company may challenge the scope, validity or enforceability of our patents, requiring us to engage in complex, lengthy and costly litigation or other proceedings.

For example, if we initiated legal proceedings against a third party to enforce a patent covering our product candidates, the defendant could counterclaim that the patent covering our product candidates is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent.

In addition, within and outside of the United States, there has been a substantial amount of litigation and administrative proceedings, including inter partes review, post grant review, interference or derivation proceedings, and ex parte reexamination proceedings before the USPTO or other comparable proceedings in various foreign jurisdictions, regarding patent and other intellectual property rights in the pharmaceutical industry. These proceedings bring uncertainty to the possibility of challenges to our patents in the future, including challenges by competitors who perceive our patents as blocking entry into the market for their products, and the outcome of such challenges.

Such litigation and administrative proceedings could result in revocation of our patents or amendment of our patents such that they do not cover our product candidates. They may also put our pending patent applications at risk of not issuing, or issuing with limited and potentially inadequate scope to cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. Additionally, it is also possible that prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, may, nonetheless, ultimately be found by a court of law or an administration panel to affect the validity or enforceability of a claim. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection could have a negative impact on our business.

Enforcing our intellectual property rights through litigation would be very expensive, particularly for a company of our size, time-consuming, and inherently uncertain. Some of our competitors may be able to sustain the costs of litigation more effectively than we can because of greater financial resources. Patent litigation and other proceedings may also divert technical and management personnel from their normal responsibilities.

Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could impair our ability to compete in the marketplace. The occurrence of any of the foregoing could harm our business, financial condition or results of operations.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, during the course of litigation or administrative proceedings, there could be public announcements of the results of hearings, motions or other interim proceedings or developments or public access to related documents. If investors perceive these results to be negative, the market price for our ordinary shares and Warrants could be significantly harmed.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the scope of his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent an agreement between the employee and employer providing otherwise. The Patents Law also provides that if there is no agreement between an employer and an employee determining whether the employee is entitled to receive consideration for service inventions and on what terms, this will be determined by the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patents Law. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patents Law. Although we generally enter into agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created during and as a result of their employment with us, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such monetary claims (which will not affect our proprietary rights), which could negatively affect our business.

Third party claims alleging intellectual property infringement may adversely affect our business.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties, for example, the intellectual property rights of competitors. Our research, development and commercialization activities may be subject to claims that we infringe or otherwise violate patents owned or controlled by third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our activities related to our product candidates may give rise to claims of infringement of the patent rights of others. We cannot assure you that our product candidates will not infringe existing or future patents. We may not be aware of patents that have already issued that a third party might assert are infringed by our product candidates. It is also possible that patents of which we are aware, but which we do not believe are relevant to our product candidates, could nevertheless be found to be infringed by our product candidates. Nevertheless, we are not aware of any issued patents that we believe would prevent us from marketing our product candidates, if approved. There may also be patent applications that have been filed but not published that, when issued as patents, could be asserted against us. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that we may be subject to claims of infringement of the intellectual property rights of third parties.

Third parties making claims against us for infringement or misappropriation of their intellectual property rights may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit. Defense of these claims, regardless of their merit, would cause us to incur substantial expenses and, and would be a substantial diversion of management time and employee resources from our business. In the event of a successful claim of infringement against us by a third party, we may have to (i) pay substantial damages, including treble damages and attorneys’ fees if we are found to have willfully infringed the third party’s patents; (ii) obtain one or more licenses from the third party; (iii) pay royalties to the third party; and/or (iv) redesign any infringing products. Redesigning any infringing products may be impossible or require substantial time and monetary expenditure. Further, we cannot predict whether any required license would be available at all or whether it would be available on commercially reasonable terms. In the event that we could not obtain a license, we may be unable to further develop and commercialize our product candidates, which could harm our business significantly. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms. Furthermore, even in the absence of litigation, we may need or may choose to obtain licenses from third parties to advance our research or allow commercialization of our product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our product candidates, which could harm our business significantly.

Defending ourselves in litigation is very expensive, particularly for a company of our size, and time-consuming. Some of our competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than we can because of greater financial resources. Patent litigation and other proceedings may also absorb significant management time. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could impair our ability to compete in the marketplace. The occurrence of any of the foregoing could harm our business, financial condition or results of operations.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information or alleged trade secrets of third parties or competitors or are in breach of non-competition or non-solicitation agreements with our competitors.

We employ individuals who were previously employed at other biotechnology or pharmaceutical companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise improperly used or disclosed confidential information or trade secrets of these third parties or our employees’ former employers. Further, we may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing our product candidates. We may also be subject to claims that former employees, consultants, independent contractors, collaborators or other third parties have an ownership interest in our patents or other intellectual property. Litigation may be necessary to defend against these and other claims challenging our right to and use of confidential and proprietary information. If we fail in defending any such claims, in addition to paying monetary damages, we may lose our rights therein. Such an outcome could have a negative impact on our business. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees. Any litigation or the threat thereof may adversely affect our ability to hire employees. A loss of key personnel or their work product could hamper or prevent our ability to commercialize product candidates, which could have an adverse effect on our business, results of operations and financial condition. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of litigation proceedings could adversely affect our ability to compete in the marketplace.

Risks Related to Government Regulation

If the FDA does not conclude that PrimeC, or our other product candidates satisfy the requirements under Section 505(b)(2) of the Federal Food Drug and Cosmetic Act, or Section 505(b)(2), or if the requirements for such product candidates are not as we expect, the approval pathway for these product candidates will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in either case may not be successful.

We intend to commence a pivotal Phase III clinical trial for PrimeC under the FDA’s Section 505(b)(2) regulatory pathway. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, added Section 505(b)(2) to the Federal Food, Drug and Cosmetic Act. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies that were not conducted by or for the applicant, and for which the applicant has not received a right of reference, which could expedite the development program for PrimeC and our other product candidates by potentially decreasing the amount of preclinical and clinical data that we would need to generate in order to obtain FDA approval. Although PrimeC is a formulation of two FDA-approved drugs, ciprofloxacin and celecoxib, which will not be treated as new chemical entities, or NCEs, the submission of an NDA under the Section 505(b)(2) or similar regulatory pathway does not preclude the FDA from determining that the product candidate that is the subject of such submission is an NCE and therefore not eligible for review under such regulatory pathway.

Though we have received initial agreement from the FDA for our development to continue under the 505(b)(2) pathway, the FDA may reverse that decision and not allow us to pursue the Section 505(b)(2) or similar regulatory pathway as anticipated. In that case, we may need to conduct additional preclinical experiments and clinical trials, provide additional data and information, and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval for these product candidates, and complications and risks associated with these product candidates, would likely increase significantly. Moreover, inability to pursue the Section 505(b)(2) or similar regulatory pathway could result in new competitive products reaching the market more quickly than our product candidates, which would likely harm our competitive position and prospects. Even if we are allowed to pursue the Section 505(b)(2) or similar regulatory pathway, our product candidates may not receive the requisite approvals for commercialization.

In addition, notwithstanding the approval of a number of products by the FDA under Section 505(b)(2) over the last few years, certain competitors and others have objected to the FDA’s interpretation of Section 505(b)(2). If the FDA’s interpretation of Section 505(b)(2) is successfully challenged, the FDA may be required to change its 505(b)(2) policies and practices, which could delay or even prevent the FDA from approving any NDA that we submit under Section 505(b)(2). In addition, the pharmaceutical industry is highly competitive, and Section 505(b)(2) NDAs are subject to special requirements designed to protect the patent rights of sponsors of previously approved drugs that are referenced in a Section 505(b)(2) NDA. These requirements may give rise to patent litigation and mandatory delays in approval of our potential future NDAs for up to 30 months depending on the outcome of any litigation. It is not uncommon for a manufacturer of an approved product to file a citizen petition with the FDA seeking to delay approval of, or impose additional approval requirements for, pending competing products. If successful, such petitions can significantly delay, or even prevent, the approval of the new product. However, even if the FDA ultimately denies such a petition, the FDA may substantially delay approval while it considers and responds to the petition. In addition, even if we are able to utilize the Section 505(b)(2) regulatory pathway for our product candidates, there is no guarantee this would ultimately lead to faster product development or earlier approval.

Moreover, even if these product candidates are approved under the Section 505(b)(2) pathway, as the case may be, the approval may be subject to limitations on the indicated uses for which the products may be marketed or to other conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the products.

We expect current and future legislation affecting the healthcare industry, including healthcare reform, to impact our business generally and to increase limitations on reimbursement, rebates and other payments, which could adversely affect third-party coverage of our products, our operations, and/or how much or under what circumstances healthcare providers will prescribe or administer our products, if approved.

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

For example, in March 2010, President Obama signed into law the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010, or collectively, the ACA, a law intended, among other things, to broaden access to health insurance, improve quality of care, and reduce or constrain the growth of healthcare spending.

Provisions of the ACA relevant to the pharmaceutical industry include the following:

●	an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, not including orphan drug sales;

●	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13% of the average manufacturer price for most branded and generic drugs, respectively;

●	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts on negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

●	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

●	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the Federal Poverty Level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

●	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

●	new requirements to report annually certain financial arrangements with physicians and teaching hospitals; as defined in the ACA and its implementing regulations, including reporting any payment or “transfer of value” provided to physicians and teaching hospitals and any ownership and investment interests held by physicians and their immediate family members during the preceding calendar year;

●	expansion of healthcare fraud and abuse laws, including the federal civil False Claims Act and the federal Anti-Kickback Statute, new government investigative powers and enhanced penalties for noncompliance; and

●	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research.

There have been judicial and Congressional challenges to certain aspects of the ACA. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. In January 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. Further, in January 2017, Congress adopted a budget resolution for fiscal year 2017, or the Budget Resolution, that authorizes the implementation of legislation that would repeal portions of the ACA. Following the passage of the Budget Resolution, in March 2017, the U.S. House of Representatives introduced legislation known as the American Health Care Act, which, if enacted, would amend or repeal significant portions of the ACA.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, in August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of an amount greater than $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, which started in 2013 and, following passage of the Bipartisan Budget Act of 2015, will stay in effect through 2025 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additionally, there have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. Further, the U.S. House of Representatives recently formed an Affordable Drug Pricing Task Force to advance legislation intended to control pharmaceutical drug costs and investigate pharmaceutical drug pricing, and the U.S. Senate has requested information from certain pharmaceutical companies in connection with an investigation into pharmaceutical drug pricing practices. If healthcare policies or reforms intended to curb healthcare costs are adopted, or if we experience negative publicity with respect to the pricing of our products or the pricing of pharmaceutical drugs generally, the prices that we charge for any approved products may be limited, our commercial opportunity may be limited and/or our revenues from sales of our products may be negatively impacted.

If we obtain regulatory approval and commercialization of PrimeC or any of our other product candidates, these laws may result in additional reductions in healthcare funding, which could have an adverse effect on our customers and accordingly, our financial operations. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of PrimeC or our other product candidates may be.

Although we cannot predict the full effect on our business of the implementation of existing legislation or the enactment of additional legislation pursuant to healthcare and other legislative reform, we believe that legislation or regulations that would reduce reimbursement for, or restrict coverage of, our products could adversely affect how much or under what circumstances healthcare providers will prescribe or administer our products. This could adversely affect our business by reducing our ability to generate revenues, raise capital, obtain licensees and market our products. In addition, we believe the increasing emphasis on managed care in the United States has and will continue to put pressure on the price and usage of pharmaceutical products, which may adversely impact product sales.

Orphan Drug Designation may not ensure that we will enjoy market exclusivity in a particular market, and if we fail to obtain or maintain orphan drug exclusivity for our product candidates, we may be subject to earlier competition and our potential revenue will be reduced.

Orphan Drug Designation entitles a party to financial incentives, such as opportunities for grant funding towards clinical trial costs, tax advantages, user-fee waivers and market exclusivity for certain periods of time.

The FDA and the EMA have both granted PrimeC orphan drug designation for the treatment of ALS. Even if we obtain Orphan Drug Designation for our other product candidates, we may not be the first to obtain regulatory approval for any particular orphan indication due to the uncertainties associated with developing biopharmaceutical products. Further, even if we obtain Orphan Drug Designation for a product candidate, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. In addition, if a competitor obtains approval and marketing exclusivity for a drug product with an active moiety that is the same as that in a product candidate we are pursuing for the same indication, approval of our product candidate would be blocked during the period of marketing exclusivity unless we could demonstrate that our product candidate is clinically superior to the approved product. In addition, if a competitor obtains approval and marketing exclusivity for a drug product with an active moiety that is the same as that in a product candidate we are pursuing for a different orphan indication, this may negatively impact the market opportunity for our product candidate. There have been legal challenges to aspects of the FDA’s regulations and policies concerning the exclusivity provisions of the Orphan Drug Act, and future challenges could lead to changes that affect the protections afforded our product candidates in ways that are difficult to predict.

Even if we receive regulatory approval for our product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expenses, limit or withdraw regulatory approval and subject us to penalties if we fail to comply with applicable regulatory requirements.

If and when regulatory approval has been granted, our product candidates or any approved product will be subject to continual regulatory review by the FDA and/or non-U.S. regulatory authorities. Additionally, any product candidates, if approved, will be subject to extensive and ongoing regulatory requirements, including labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indications for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase IV clinical trials, and surveillance to monitor the safety and efficacy of the product. In addition, if the applicable regulatory agency approves our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP and GCP for any clinical trials that we conduct post-approval.

Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or problems with our third-party manufacturers’ processes, or failure to comply with regulatory requirements, may result in, among other things:

●	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

●	fines, warnings letters or holds on clinical trials;

●	refusal by the FDA to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product license approvals; and

●	product seizure or detention, or refusal to permit the import or export of products; and injunctions or the imposition of civil or criminal penalties.

Our ongoing regulatory requirements may also change from time to time, potentially harming or making costlier our commercialization efforts. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or other countries. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business.

Our relationships with healthcare professionals, independent contractors, clinical investigators, CROs, consultants and vendors in connection with our current and future business activities may be subject to federal and state healthcare fraud and abuse laws, false claims laws, transparency laws, government price reporting, and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face penalties.

We may currently be or may become subject to various U.S. federal and state health care laws, including those intended to prevent health care fraud and abuse.

The federal Anti-Kickback Statute prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid Remuneration has been broadly defined to include anything of value, including, but not limited to, cash, improper discounts, and free or reduced price items and services.

Federal false claims laws, including the federal False Claims Act, or FCA, and civil monetary penalties law impose penalties against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false or fraudulent or making a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government. The FCA has been used to, among other things, prosecute persons and entities submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed, or for services that are not medically necessary. The FCA includes a whistleblower provision that allows individuals to bring actions on behalf of the federal government and share a portion of the recovery of successful claims.

Many states have similar fraud and abuse statutes and regulations that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. State and federal authorities have aggressively targeted medical technology companies for, among other things, alleged violations of these anti-fraud statutes, based on improper research or consulting contracts with doctors, certain marketing arrangements that rely on volume-based pricing, off-label marketing schemes, and other improper promotional practices.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, among other things, imposes criminal liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services.

Additionally, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH Act, and their implementing regulations, also impose certain obligations, including mandatory contractual terms, on certain types of individuals and entities with respect to safeguarding the privacy, security and transmission of individually identifiable health information without proper written authorization.

Our operations will also be subject to the federal transparency requirements under the ACA, which require certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to annually report to the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, or HHS, information related to payments and other transfers of value provided to physicians and teaching hospitals and certain ownership and investment interests held by physicians and their immediate family members. We may also be subject to state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, and/or state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidelines promulgated by the federal government.

If any of our business activities, including but not limited to our relationships with healthcare providers, violate any of the aforementioned laws, we may be subject to administrative, civil and/or criminal penalties, damages, monetary fines, disgorgement, individual imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment or restructuring of our operations.

Also, the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. We cannot assure you that our internal control policies and procedures will protect us from reckless or negligent acts committed by our employees, future distributors, partners, collaborators or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties or prosecution and have a negative impact on our business, results of operations and reputation.

It may be difficult for us to profitably sell our product candidates if coverage and reimbursement for these products is limited by government authorities and/or third-party payor policies.

In addition to any healthcare reform measures which may affect reimbursement, market acceptance and sales of PrimeC and our other product candidates, if approved, will depend on the coverage and reimbursement policies of government authorities and third-party payors. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will cover and establish reimbursement levels.

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Third party payors decide which drugs they will pay for and establish reimbursement and co-payment levels. Government and other third-party payors are increasingly challenging the prices charged for health care products, examining the cost effectiveness of drugs in addition to their safety and efficacy, and limiting or attempting to limit both coverage and the level of reimbursement for prescription drugs. We cannot be sure that coverage will be available for PrimeC or our other product candidates, if approved, or, if coverage is available, the level of reimbursement.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, the principal decisions about reimbursement for new medicines are typically made by CMS, an agency within the U.S. Department of HHS, as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors often follow CMS. It is difficult to predict what CMS as well as other payors will decide with respect to reimbursement.

Reimbursement may impact the demand for, and/or the price of, any product for which we obtain marketing approval. Assuming we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover all or a significant portion of the cost of our products. Therefore, coverage and adequate reimbursement is critical to new product acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new drug products when more established or lower cost therapeutic alternatives are already available or subsequently become available. There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution.

Reimbursement by a third-party payor may depend upon a number of factors including the third-party payor’s determination that use of a product is:

●	a covered benefit under its health plan;

●	safe, effective and medically necessary;

●	appropriate for the specific patient;

●	cost-effective; and

●	neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost effectiveness data for the use of our products to the payor. Further, no uniform policy requirement for coverage and reimbursement for drug products exists among third-party payors in the United States. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process may require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. We may not be able to provide data sufficient to gain acceptance with respect to coverage and/or sufficient reimbursement levels. We cannot be sure that coverage or adequate reimbursement will be available for PrimeC or any of our other product candidates, if approved. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our future products. If reimbursement is not available, or is available only to limited levels, we may not be able to commercialize PrimeC or our other product candidates, or achieve profitably at all, even if approved.

Legislative or regulatory healthcare reforms in the United States or abroad may make it more difficult and costly for us to obtain regulatory clearance or approval of PrimeC or any of our other product candidates now or in the future and to produce, market, and distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress or by governments in foreign jurisdictions that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture, and marketing of regulated products or the reimbursement thereof. In addition, FDA or foreign regulatory agency regulations and guidance are often revised or reinterpreted by the FDA or the applicable foreign regulatory agency in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of PrimeC or any of our other product candidates now or in the future. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

●	changes to manufacturing methods;

●	change in protocol design;

●	additional treatment arm (control);

●	recall, replacement, or discontinuance of one or more of our products; and

●	additional recordkeeping.

Each of these would likely entail substantial time and cost and could harm our business and our financial results. In addition, delays in receipt of or failure to receive regulatory clearances or approvals for any future products would harm our business, financial condition, and results of operations.

Risks Related to an Investment in Our Ordinary Shares and Warrants

An active, liquid and orderly trading market for our ordinary shares or Warrants may not develop, which may inhibit the ability of our shareholders to sell ordinary shares and Warrants.

Prior to our initial public offering in December 2021, there was no public market for our ordinary shares or Warrants. An active, liquid or orderly trading market in our ordinary shares or Warrants may not develop, or if it does develop, it may not be sustained. The lack of an active market may impair your ability to sell your shares or Warrants at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital in the future by selling shares and may impair our ability to acquire other companies by using our shares as consideration.

The market price of our ordinary shares and Warrants may be subject to fluctuation and you could lose all or part of your investment.

The stock market in general has been, and the market price of our ordinary shares and Warrants in particular will likely be, subject to fluctuation, whether due to, or irrespective of, our operating results and financial condition. The market price of our ordinary shares and Warrants on the Nasdaq Capital Market may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:

●	actual or anticipated variations in our and our competitors’ results of operations and financial condition;

●	physician and market acceptance of our products;

●	the mix of products that we sell;

●	our success or failure to obtain approval for and commercialize our product candidates;

●	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares and Warrants are covered by analysts;

●	development of technological innovations or new competitive products by others;

●	announcements of technological innovations or new products by us;

●	publication of the results of preclinical or clinical trials for PrimeC or our other product candidates;

●	failure by us to achieve a publicly announced milestone;

●	delays between our expenditures to develop and market new or enhanced product candidates and the generation of sales from those products;

●	developments concerning intellectual property rights, including our involvement in litigation brought by or against us;

●	regulatory developments and the decisions of regulatory authorities as to the approval or rejection of new or modified products;

●	changes in the amounts that we spend to develop, acquire or license new products, technologies or businesses;

●	changes in our expenditures to promote our products;

●	our sale or proposed sale, or the sale by our significant shareholders, of our ordinary shares, Warrants or other securities in the future;

●	changes in key personnel;

●	success or failure of our research and development projects or those of our competitors;

●	the trading volume of our ordinary shares and Warrants; and

●	general economic and market conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may negatively impact the market price of our ordinary shares and Warrants and result in substantial losses being incurred by our investors. In the past, following periods of market volatility, public company shareholders have often instituted securities class action litigation. If we were involved in securities litigation, it could impose a substantial cost upon us and divert the resources and attention of our management from our business.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares and Warrants, the price of our ordinary shares and Warrants could decline.

The trading market for our ordinary shares and Warrants will rely in part on the research and reports that equity research analysts publish about us and our business, if at all. We do not have control over these analysts and we do not have commitments from them to write research reports about us. The price of our ordinary shares and Warrants could decline if no research reports are published about us or our business, or if one or more equity research analysts downgrade our ordinary shares and Warrants or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Future sales of our ordinary shares could reduce the market price of our ordinary shares and Warrants.

If our existing shareholders, particularly our directors, their affiliates, or our executive officers, sell a substantial number of our ordinary shares and Warrants in the public market, the market price of our ordinary shares and Warrants could decrease significantly. The perception in the public market that our shareholders might sell our ordinary shares and Warrants could also depress the market price of our ordinary shares and Warrants and could impair our future ability to obtain capital, especially through an offering of equity securities.

As of December 31, 2021, 6,582,606 of our ordinary shares were subject to lock-up agreements with the underwriter that restrict the ability of their holders to transfer such shares for 180 days after December 8, 2021. Consequently, upon expiration of the lock-up agreements, these ordinary shares will be eligible for sale in the public market, of which approximately 4,196,307 ordinary shares will be subject to restrictions on volume and manner of sale pursuant to Rule 144 under the Securities Act of 1933, or the Securities Act, as amended. However, we have filed a registration statement on Form S-8 with the SEC covering all of the ordinary shares issuable under our 2018 Employee Share Option Plan, or the 2018 Plan, and such shares will be available for resale following the expiration of the restrictions on transfer.

The market price of our ordinary shares and Warrants may drop significantly when the restrictions on resale by our existing shareholders lapse and these shareholders are able to sell our ordinary shares into the market. In addition, our sale of additional ordinary shares or similar securities in order to raise capital might have a similar negative impact on the price of our ordinary shares and Warrants. A decline in the price of our ordinary shares and Warrants might impede our ability to raise capital through the issuance of additional ordinary shares, Warrants or other equity securities, and may cause you to lose part or all of your investment in our ordinary shares.

The significant share ownership position of our officers, directors and entities affiliated with certain of our directors may limit your ability to influence corporate matters.

As of March 31, 2022, our officers, directors and entities affiliated with certain of our directors beneficially own or control, directly or indirectly, approximately 27.4% of our outstanding ordinary shares. Accordingly, these persons will be able to significantly influence, though not independently determine, the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors, and the outcome of any proposed merger or consolidation of our company. These interests may not be consistent with those of our other shareholders. In addition, these persons’ significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our ordinary shares and Warrants.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our share capital, nor do we anticipate paying any cash dividends on our share capital in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares and Warrants will be investors’ sole source of gain for the foreseeable future. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes.

We will incur significant increased costs as a result of operating as a public company in the United States, and our management will be required to devote substantial time to new compliance initiatives.

As a public company whose ordinary shares and Warrants are listed in the United States, we are subject to an extensive regulatory regime, requiring us, among other things, to maintain various internal controls and facilities and to prepare and file periodic and current reports and statements, including reports on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Complying with these requirements will be costly and time consuming. We will need to retain additional employees to supplement our current finance staff, and we may not be able to do so in a timely manner, or at all. In the event that we are unable to demonstrate compliance with our obligations as a public company in a timely manner, or are unable to produce timely or accurate financial statements, we may be subject to sanctions or investigations by regulatory authorities, such as the SEC or the Nasdaq Capital Market, and investors may lose confidence in our operating results and the price of our ordinary shares and Warrants could decline.

Our independent registered public accounting firm was not engaged to perform an audit of our internal control over financial reporting, and as long as we remain an emerging growth company, as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, we are exempt from the requirement to have an independent registered public accounting firm perform such audit. Accordingly, no such opinion was expressed or will be expressed any during any such period. Once we cease to qualify as an emerging growth company our independent registered public accounting firm will be required to attest to our management’s annual assessment of the effectiveness of our internal controls over financial reporting, which will entail additional costs and expenses.

Furthermore, we are only in the early stages of determining formally whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls. These controls and other procedures are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is disclosed accurately and is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

The Warrants may not have any value.

The Warrants are exercisable for five years from the date of initial issuance at an initial exercise price equal to $6.00. There can be no assurance that the market price of our ordinary shares will ever equal or exceed the exercise price of the Warrants. In the event that our ordinary share price does not exceed the exercise price of the Warrants during the period when the Warrants are exercisable, the Warrants may not have any value.

A Warrant does not entitle the holder to any rights as a holder of our ordinary shares until the holder exercises the Warrant for an ordinary shares.

Until you acquire an ordinary share upon exercise of your Warrants, your Warrants will not provide you any rights as a holder of ordinary shares. Upon exercise of your Warrants, you will be entitled to exercise the rights of a holder of ordinary shares only as to matters for which the record date occurs after the exercise date.

If we are a “passive foreign investment company” for U.S. federal income tax purposes, there could be adverse U.S. federal income tax consequences to U.S. investors.

We may be classified as a passive foreign investment company, or PFIC, for the taxable year ending December 31, 2021, and we may be treated as a PFIC in the current taxable year as well as in future taxable years. The determination of our PFIC status is made annually based on the factual tests described below. Consequently, we cannot provide any assurances regarding our PFIC status for the current or future taxable years or that the IRS will agree with our conclusion regarding our PFIC status. Generally, if, for any taxable year, at least 75 percent of our gross income is “passive income” or at least 50 percent of our gross assets during the taxable year (based on the average of the fair market values of the assets determined at the end of each quarterly period) are assets that produce or are held for the production of passive income, we would be characterized as a PFIC for U.S. federal income tax purposes. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. However, rents and royalties received from unrelated parties in connection with the active conduct of a trade or business are not considered passive income for purposes of the PFIC test. If we are a PFIC for any taxable year in which a U.S. Holder (as defined in “Taxation—Material United States federal income tax considerations”) holds our common shares or Warrants, certain adverse United States federal income tax consequences could apply to such U.S. Holder. See “Taxation—Material United States federal income tax considerations—Passive Foreign Investment Company considerations.”

Whether we are a PFIC for any taxable year will depend on the composition of our income and the composition and value of our assets from time to time. Each U.S. Holder is strongly urged to consult its tax advisor regarding these issues and any available elections to mitigate such tax consequences.

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable Nasdaq requirements, and are not be subject to certain U.S. securities laws including, but not limited to, U.S. proxy rules and the filing of certain Exchange Act reports.

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of those otherwise required by the Nasdaq Stock Market for domestic U.S. issuers. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the Nasdaq Rules applicable to domestic U.S. issuers. See Item 16G.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act, related to the furnishing and content of proxy statements, including disclosures with respect to executive compensation. Nevertheless, pursuant to regulations promulgated under the Israeli Companies Law, 5759-1999, or the Israeli Companies Law, we are required to disclose the annual compensation of our five most highly compensated office holders on an individual basis. Such disclosure will not be as extensive as that required of a U.S. domestic issuer. Our officers, directors and principal shareholders will also be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are required under the Exchange Act to file reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and are exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information, although we have voluntarily adopted a corporate disclosure policy substantially similar to Regulation FD. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

We would lose our foreign private issuer status if a majority of our shares are owned by U.S. residents and a majority of our directors or executive officers are U.S. citizens or residents or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies.

For as long as we remain an emerging growth company we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions include:

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest of: (i) the last day of our fiscal year during which we have total annual gross revenues of at least $1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the closing of our initial public offering; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We have opted out of the extended transition period made available to emerging growth companies to comply with newly adopted public company accounting requirements.

When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares or Warrants less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares or Warrants less attractive as a result, there may be a less active trading market for our ordinary shares or Warrants and our share price may be more volatile.

Risks Related to our Operations in Israel

Our headquarters, research and development and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our corporate headquarters is located in Herzliya, Israel. If these or any future facilities in Israel were to be damaged, destroyed or otherwise unable to operate, whether due to war, acts of hostility, earthquakes, fire, floods, hurricanes, storms, tornadoes, other natural disasters, employee malfeasance, terrorist acts, power outages or otherwise, or if performance of our research and development is disrupted for any other reason, such an event could delay our clinical trials or, if our product candidates are approved and we choose to manufacture all or any part of them internally, jeopardize our ability to manufacture our products as promptly as our prospective customers will likely expect, or possibly at all. If we experience delays in achieving our development objectives, or if we are unable to manufacture an approved product within a timeframe that meets our prospective customers’ expectations, our business, prospects, financial results and reputation could be harmed.

Political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, Hamas (an Islamist militia and political group that controls the Gaza Strip) and Hezbollah (an Islamist militia and political group based in Lebanon). In addition, several countries, principally in the Middle East, restrict doing business with Israel, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. Any hostilities involving Israel, terrorist activities, political instability or violence in the region or the interruption or curtailment of trade or transport between Israel and its trading partners could adversely affect our operations and results of operations and adversely affect the market price of our ordinary shares and Warrants.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, there can be no assurance that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition and results of operations.

Further, our operations could be disrupted by the obligations of our employees to perform military service. As of December 31, 2021, all of our employees were based in Israel. Of these employees, some may be military reservists, and may be called upon to perform military reserve duty for several weeks until they reach the age of 40 (or older for reservists who are military officers or have certain occupations). Additionally, they may be called to active duty at any time under emergency circumstances. In response to increased tension and hostilities in the region, there have been, at times, call-ups of military reservists, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of these employees due to military service. Such disruption could harm our business and operating results.

Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares can only be completed if shareholders not accepting the tender offer hold less than 5% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless shareholders not accepting the tender offer hold less than 2% of the company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. These provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

It may be difficult to enforce a judgment of a U.S. court against us or our officers and directors in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors and these experts.

We are incorporated in Israel. The majority of our directors and all of our executive officers reside outside of the United States, and most of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It may also be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our ordinary shares are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S. companies. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval, as well as a general duty to refrain from discriminating against other shareholders. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a vote at a meeting of the shareholders or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company.

There is limited case law available to assist us in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. companies.

Our amended and restated articles of association provide that, unless we consent otherwise, the District Court (Economic Division), located in Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between us and our shareholders under the Companies Law and the Israeli Securities Law, which could limit our shareholders’ ability to bring claims and proceedings against, as well as obtain favorable judicial forum for disputes with, us, our directors, officers and other employees.

The District Court (Economic Division), located in Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of ours to us or our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law. This exclusive forum provision is intended to apply to claims arising under Israeli law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which U.S. federal courts would have exclusive jurisdiction. Such exclusive forum provision in our amended and restated articles of association will not relieve us of our duties to comply with federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us, our directors, officers and other employees.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is NeuroSense Therapeutics Ltd. Our company was incorporated on February 13, 2017 and was registered as a private company limited by shares under the laws of the State of Israel. Our principal executive offices are located at 11 Hamenofim, Herzliya, Israel. Our telephone number is +972-9-7996183. Our website address is https://www.neurosense-tx.com. The information contained therein, or that can be accessed therefrom, does not constitute a part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely for informational purposes. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10168.

In December 2021 we completed our initial public offering on The Nasdaq Capital Market, pursuant to which we received net proceeds of approximately $9.9 million, after deducting underwriting discounts and commissions and offering expenses.

Our Ordinary Shares and Warrants are traded on The Nasdaq Capital Market under the symbols “NRSN” and “NRSNW,” respectively.

Our capital expenditures for the years ended December 31, 2021 and 2020 were approximately $17 thousand and $9 thousand, respectively. Our current capital expenditures involve purchase of equipment.

B. Business Overview

Our goal is to develop therapeutics to defeat neurodegenerative diseases. We are a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. We believe that these diseases, which include Amyotrophic Lateral Sclerosis, or ALS, Alzheimer’s disease and Parkinson’s disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients. The burden of these diseases on both patients and society is substantial. For example, the average annual cost of ALS alone is $180,000 per patient, and its estimated annual burden on the U.S. healthcare system is greater than $1 billion. Due to the complexity of neurodegenerative diseases, our strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

Our lead product candidate, PrimeC, is a novel extended-release, or ER, oral formulation of a fixed dose combination of two generic FDA-approved drugs, ciprofloxacin and celecoxib, combined in a specific ratio. Ciprofloxacin was approved to treat or prevent a variety of bacterial infections and celecoxib was approved as a prescription nonsteroidal anti-inflammatory drug used to treat pain. PrimeC is designed to treat ALS by regulating microRNA, or miRNA, synthesis, influencing iron accumulation and reducing neuroinflammation, all of which are hallmarks of ALS pathologies. The U.S. Food and Drug Administration, or FDA, and the European Medicines Agency, or EMA, have both granted PrimeC an orphan drug designation for the treatment of ALS. We believe PrimeC’s multifactorial mechanism of action has the potential to significantly prolong lifespan and improve ALS patients’ quality of life, thereby reducing the burden of this debilitating disease on both patients and healthcare systems.

In addition to PrimeC, we recently initiated research and development efforts in Alzheimer’s disease and Parkinson’s disease, with a similar strategy of combined products. The following chart represents our current product development pipeline:

In February 2021, we completed a Phase IIa clinical trial with an intermediate immediate release formulation of PrimeC in ALS patients at the Tel Aviv Sourasky Medical Center, Israel, which we refer to as NST002. The primary endpoint of the NST002 trial, PrimeC’s safety and tolerability, was met. In this trial, we observed a safety profile consistent with known safety profiles of ciprofloxacin and celecoxib, and that was mild and transient in nature. There were no new or unexpected safety signals detected during the trial.

Specifically, 67% of patients experienced at least one treatment emergent adverse event, or TEAE. While most of the TEAEs were assessed by the investigator as unrelated to study drug, 27% experienced a TEAE that was assessed by the investigator as related to the study drug, most of which were gastrointestinal disorders. The TEAEs in descending order of frequency were gastrointestinal disorders (38.4%), infections (15.4%), injury (12.8%), general disorders, psychiatric disorders, and nervous system disorders (7.7% each), and investigative, musculoskeletal, skin, and surgical procedures (2.6% each).

Most of the TEAEs (67%) were mild or moderate in intensity. Six patients (40%) experienced at least one severe TEAE. No clinically meaningful treatment-emergent changes were noted for any patient in the laboratory safety parameters, vital signs, or electrocardiograms.

Additionally, we observed positive clinical signals in comparison to virtual controls, and a serum biomarker analysis showed significant changes following treatment, indicating biological activity of the drug. All 12 patients who completed the NST002 trial elected to continue into an extension study with PrimeC.

Based on the results of the NST002 trial and further studies in the interim, in conjunction with our discussions with the FDA on potential trial design, we intend to initiate a pivotal Phase III trial to further evaluate the treatment of PrimeC in the second half of 2023.

Prior to commencing the pivotal Phase III trial, we intend to initiate three additional studies to further support our future regulatory submissions. First, we plan to initiate a three-month toxicity study in rats to confirm the safety of PrimeC in high doses, in response to a request from the FDA. Additionally, the ER formulation of PrimeC encompasses a novel delivery mechanism of ciprofloxacin and celecoxib, and is designed to maximize the profile of each of the drugs in order to capitalize on synergies between the two. To this end, we also plan to evaluate PrimeC’s ER formulation in a pharmacokinetic, or PK, study to assess the exposure levels and to ensure the desired PK profile. On March 18, 2022 we received clearance from the FDA to initiate the PK study of PrimeC in healthy adult subjects.

In addition, we intend to conduct a Phase IIb placebo-controlled clinical study with PrimeC’s ER formulation that will evaluate several biomarkers, with the goal of increasing our understanding of the changes in the pathological pathways of ALS and informing the final trial design for our pivotal Phase III trial.

We have secured U.S. Patent 10,980,780 relating to methods for treatment of ALS using ciprofloxacin and celecoxib, the components of PrimeC, which expires in 2038. In September 2021, we received notice that our pending patent application, related to our lead candidate, PrimeC, had been allowed in Australia, and in December of 2021, the patent granted. Similar patents applications have been allowed in the European Patent Office and Canada and are pending in Israel. We also expect to take advantage of orphan drug exclusivity for PrimeC, if approved, for seven years in the United States and ten years in the European Union.

Our organization is built around a management team with extensive experience in the pharmaceutical industry, with a particular focus on ALS research and clinical trials. We believe that our leadership team is well-positioned to lead us through clinical development, regulatory approval and commercialization of our product candidates.

Overview of ALS

ALS, which is also commonly referred to as Lou Gehrig’s disease, is a rapidly progressing neurological disease with the onset typically occurring between 40 to 70 years of age, and patient mortality occurring in most patients within two to five years of diagnosis. ALS causes the death of motor neurons, which are responsible for controlling muscles, resulting in weakness and paralysis of limbs, and impacts speaking, chewing, swallowing and breathing, leading to progressive disability and eventually death, typically from respiratory failure and aspiration pneumonia. In addition, up to 50% of patients with ALS develop cognitive impairment associated with frontotemporal dementia. The underlying cause of damage to the motor neurons is unknown, but many pathologies can be observed, including dysregulation of miRNA, iron accumulation, neuroinflammation, glutamate excitotoxicity, protein misfolding and oxidative stress.

About 10% of ALS cases are inherited, commonly referred to as “familial ALS,” and are associated with pathogenic mutations, while the remaining 90% of cases present with sporadic onset. Over the last decade, sequencing of patients’ genomes has helped pinpoint the genetic mutations that are most commonly correlated with ALS, including TDP-43, SOD1, FUS and C9ORF72.

Despite being classified as a rare disease, ALS is considered one of the more common neuromuscular diseases worldwide. The Centers for Disease Control and Prevention estimates that there are approximately 20,000 cases of ALS in the United States and that approximately 5,000 new cases are diagnosed each year. The number of total cases for the largest five markets in Europe (Germany, France, Italy, Spain and the United Kingdom) is estimated to be slightly higher and for the broader European geography the estimate is approximately 30,000 cases. Overall, it is estimated that our planned target market is currently over 80,000 patients, and that the patient population in the United States and Europe will grow by 24% by 2040.

ALS also imposes a significant burden on the healthcare system, with an estimated $180,000 patient cost per year and an estimated annual burden greater than $1 billion on the U.S. healthcare system.

Current Treatment Options and Unmet Need

There are currently a limited number of available treatments for ALS and these treatments only impart a modest effect, extending a patient’s life expectancy by only a few months on average. Patients are often managed by specialized multidisciplinary care sites, of which there are approximately 200 in the United States, or by community practices and clinics.

Until recently, the only approved drug used for slowing disease progression in ALS was Rilutek (riluzole). It was the first drug to be approved by the FDA for the treatment of ALS over 25 years ago. In May 2017, the FDA approved Radicava (edaravone), which is administered through chronic cycles of ten days of intravenous infusions followed by a two-week treatment-free period. In recent years, the FDA has also approved two new formulations of riluzole that address the need for an improved route of administration in patients who suffer from swallowing complications. In September 2018, the FDA approved Tiglutik, the oral suspension of riluzole administered via syringe, and in November 2019, the FDA approved Exservan, a new soluble oral formulation which dissolves on the tongue. In Europe, edaravone is not approved, and therefore the only approved drug for ALS is riluzole. As both riluzole and edaravone have been shown to have minimal effect on prolonging patient lifespans or improving their quality of life and independence, we believe there is still a need for new treatments for patients with ALS in order to improve the disease course and to further extend survival.

There are currently several treatments for ALS under development by competitors such as Biogen Inc., Amylyx Pharmaceuticals Inc., AB Science SA, Prilenia Therapeutics B.V, and Apellis Pharmaceuticals. Biogen is developing injectable targeted therapies for specific genetic mutations in ALS, such as Tofersen, a SOD1 antisense-oligonucleotide (ASO), which is currently being evaluated following a Phase III clinical trial that did not achieve its primary endpoint. Amylyx, who recently completed a Phase IIb trial, is developing an oral combination drug made up of two generic compounds, targeting dysfunction of the endoplasmic reticulum (ER) and mitochondria, named AMX0035. AB Science is currently running a Phase III trial with its product Masitinib, an oral treatment targeting mast cells and microglia cells. Prilenia, whose oral product Pridopidine was originally developed for Huntington’s disease, is currently running a Phase II trial in patients with ALS as well. Lastly, Apellis is developing Pegcetacoplan, an injectable targeted C3 therapy, currently being tested in a Phase II clinical trial.

As shown in the chart below, PrimeC is well positioned when compared to our aforementioned competitors. This chart is representative of publicly available information regarding the efforts of our competitors and does not capture all differences in approach, such as trial constructs, which could have an impact in their relative success in developing, acquiring or licensing treatments for ALS when compared to us.

Our Solution — PrimeC for ALS

Our lead product candidate, PrimeC, is a novel formulation of a fixed dose combination of two generic FDA-approved drugs, ciprofloxacin and celecoxib, combined in a specific ratio. PrimeC is designed to treat ALS by regulating miRNA synthesis, influencing iron accumulation and reducing neuroinflammation, all of which are hallmarks of ALS pathologies.

miRNA are small non-coding RNAs which play a critical role in regulating gene expression. Studies show that miRNA are dysregulated in motor neurons of autopsy tissues from patients with ALS, and that reduction in miRNA is sufficient to cause spinal motor neuron degeneration in-vivo. Consequently, dysregulation of miRNA levels due to inefficient activity of Dicer enzyme which plays a key role in their generation, is common in multiple forms of ALS. Dysregulated miRNAs are found in multiple ALS models and patient-based microglia cells, motor neurons and skeletal muscles controlling multiple targets, such as neuroinflammation, synaptic formation, neuronal activity and differentiation.

Iron accumulation has been shown to be present in many neurodegenerative diseases including ALS. As such, iron chelation therapies have been shown to have a positive effect in preclinical models of neurodegeneration.

Finally, chronic neuroinflammation is increasingly recognized as a major factor that promotes ALS disease progression and amplifies the motor neuron death-inducing processes. Neuroinflammation is characterized by extensive astrogliosis, microglial activation, and infiltration of peripheral immune cells at sites of neurodegeneration.

Since the many pathological pathways of ALS are convoluted and highly complex, we are developing a synergistic multifactorial treatment strategy to target multiple ALS-related pathways simultaneously.

Ciprofloxacin is a fluoroquinolone antibiotic often used to treat bacterial infections, which has been safely used for many years in large and diverse patient populations. Ciprofloxacin is approved for use in gram-negative bacterial infections such as lower respiratory tract infections, chronic sinusitis, genital tract infections and infections of the skin and soft tissues. Additionally, ciprofloxacin is approved for chronic ear infections, urinary tract infections, gastro-intestinal and intra-abdominal infections, malignant external otitis, infections of the bones and joints, prophylaxis of invasive infections due to Neisseria meningitidis, inhalation anthrax, and broncho-pulmonary infections in cystic fibrosis caused by Pseudomonas aeruginosa. Ciprofloxacin may also be used to treat severe infections in children and adolescents when this is considered to be necessary.

Studies have shown that besides its antibiotic mechanisms, ciprofloxacin is also able to upregulate the expression of miRNAs by inducing dicer activity and is a moderate iron chelator.

Celecoxib is a prescription nonsteroidal anti-inflammatory drug, or NSAID, used to treat pain through the inhibition of cyclooxygenase-2, or COX-2, and the reduction of inflammatory processes, thereby affecting glutamate excitotoxicity and oxidative stress, among others. Celecoxib is approved for use for the management of the signs and symptoms of osteoarthritis, rheumatoid arthritis, juvenile rheumatoid arthritis in patients two years and older, and ankylosing spondylitis. Additionally, celecoxib is approved for the management of acute pain in adults, and for the management of primary dysmenorrhea. Although not shown to be beneficial in ALS when given at high doses as a single agent, low doses of celecoxib were shown to be effective in pain management and played a synergistic role with ciprofloxacin in preclinical models of ALS zebrafish (SOD1 and TDP-43).

With PrimeC, we aim to target three key features of ALS that contribute to motor neuron degeneration — impaired miRNA regulation, accumulation of iron, and inflammation of the nervous system. Through analysis of blood samples from healthy subjects and patients with ALS, we observed the relevance of PrimeC’s mechanism of action using a novel method involving neuron-derived exosomes. Additionally, the primary endpoint of safety and tolerability was met in our NST002 trial in ALS patients, which was completed in February 2021. Through analysis of blood samples from this study using the same exosomal method, we observed significant changes in ALS-related biomarkers, indicating biological activity of PrimeC.

Our Competitive Strengths

We believe we have the potential to transform the lives of individuals living with devastating neurodegenerative diseases beginning with patients suffering from ALS. Our key competitive strengths include:

●	PrimeC uses a combined therapeutic strategy targeting multiple ALS pathways. PrimeC is designed to work synergistically on multiple targets affected in ALS, regulating miRNA synthesis, influencing iron accumulation and reducing neuroinflammation. We believe PrimeC’s multifactorial mechanism of action has the potential to prolong lifespan significantly and improve patients’ quality of life, thereby reducing the burden of disease on both patients and healthcare systems.

●	PrimeC is designed as an orally administered, non-invasive treatment. Many drugs being developed for ALS are invasive by nature as they include infusions, lumbar punctures and additional medical procedures, causing a negative effect on patient quality of life. Of the two treatments for ALS that have been approved by the FDA, although one is oral, the other is delivered by regular intravenous infusions. In contrast, PrimeC is delivered orally. The oval shape of the tablet and its small size make PrimeC easy to swallow, minimizing disruption to patients’ quality of life.

●	Decreased potential time to market and known safety profiles. Based on interactions with the FDA to date, we expect the review process for PrimeC to be conducted according to the FDA’s 505(b)(2) regulatory pathway, which permits us to rely, in part, upon the FDA’s previous findings of safety and efficacy for an approved product, thereby reducing the time to market. More specifically, in January 2021, in written comments to our pre-IND package, the FDA stated that a 505(b)(2) application would be an acceptable approach based on the information we provided. Ciprofloxacin and celecoxib, which form the components of PrimeC, have known safety profiles and have each already been approved by the FDA.

●	Our lead product candidate, PrimeC, is covered by an issued U.S. patent relating to methods for treatment of ALS using ciprofloxacin and celecoxib, the components of PrimeC, and additional regulatory exclusivity protections through orphan designations granted by FDA and EMA. We have an issued U.S. patent relating to methods for treatment of ALS using ciprofloxacin and celecoxib, the components of PrimeC, which expires in 2038, as well as a pending provisional patent application in the U.S. relating to the formulation of PrimeC. An additional U.S. patent application is pending relating to methods for treatment of other neurodegenerative diseases using ciprofloxacin and celecoxib. In addition, the FDA and EMA have each granted PrimeC orphan drug designation for the treatment of ALS in January 2020 and January 2021, respectively. We expect to take advantage of the orphan drug exclusivity for PrimeC, if approved, for seven years in the United States and ten years in the European Union.

●	Combined therapeutic approach potentially relevant to multiple complex neurodegenerative diseases. Our philosophy is based on the treatment of complex diseases using combined therapies in order to target multiple underlying pathophysiological pathways. Our preclinical pipeline includes two additional product candidates, StabiliC and CogniC, that utilize a combination of ciprofloxacin and celecoxib for the treatment of Parkinson’s disease and Alzheimer’s disease, respectively. We are also exploring the use of ciprofloxacin and celecoxib for additional neurological indications beyond Parkinson’s disease and Alzheimer’s disease.

●	Deep scientific expertise of management, our board of directors and scientific advisory board. Our management team and scientific advisory board members have extensive experience in neurodegenerative research and clinical trials. We believe that our leadership team is well-positioned to lead us through clinical development, regulatory approval and commercialization of our product candidates. We are recruiting additional professional team members in relevant positions to ensure an efficient execution of our overall business strategy.

Our Strategy

The key pillars of our business strategy include:

●	Complete registrational studies and secure regulatory approvals in the United States and European Union for PrimeC for the treatment of ALS. Based on results from our NST002 trial and other studies we will conduct in the interim, we intend to initiate a Phase IIb trial in the first half of 2022 and then a pivotal registrational trial in the second half of 2023 that we expect, if successful, could provide the basis for an NDA submission to the FDA, as well as a submission to the EMA.

●	Actively expand and advance our pipeline, including developing our preclinical product candidates, StabiliC and CogniC, for the treatment of Parkinson’s disease and Alzheimer’s disease, respectively. Many pathological pathways involve neuroinflammation, protein aggregation, mitophagy, excitotoxicity, oxidative stress, iron accumulation, and dysregulation of microRNAs (miRNAs) between neurodegenerative diseases, leading to the hypothesis that an effective drug for one neurodegenerative disease can lay the foundations for other diseases-modifying drugs. Therefore, we are evaluating the neuroprotective effects of our product candidates and their effectiveness in treating Parkinson’s disease and Alzheimer’s disease.

●	Evaluate and pursue potential collaborations to develop our preclinical pipeline. We plan to evaluate the merits of entering into collaboration agreements with other pharmaceutical or biotechnology companies that may contribute to our ability to efficiently advance our preclinical product candidates, build our product pipeline and concurrently advance a range of research and development programs. Such collaborations would allow us to obtain financial support and to capitalize on the expertise and resources of our potential partners, which could accelerate the development and commercialization of additional product candidates.

Our Product Candidates

PrimeC

Our lead product candidate, PrimeC, is a novel ER oral formulation of a fixed dose combination of two generic FDA-approved drugs, ciprofloxacin and celecoxib, combined in a specific ratio. PrimeC is designed to treat ALS by regulating miRNA synthesis, influencing iron accumulation and reducing neuroinflammation.

Clinical Results — NST002 Phase IIa Trial in ALS

In February 2021, we completed our Phase IIa NST002 trial of PrimeC for the treatment of ALS. NST002 was an open label study that was designed to assess the safety and tolerability of an intermediate immediate-release formulation of PrimeC (PrimeC-IR), as well as routine disease progression measures. Fifteen patients with familial or sporadic ALS received a fixed dose of PrimeC-IR three times per day for 12 months. Patients were then evaluated by phone every 1.5 months and at a clinical site visit every three months.

The primary endpoint of the trial was PrimeC-IR’s safety and tolerability, which was measured by the number of patients with one or more treatment-emergent adverse events, the number of patients who discontinued treatment prematurely, the number of patients who discontinued treatment prematurely due to adverse events and the number of patients with significant abnormal laboratory values. The primary endpoint was met, with PrimeC-IR showing a safety profile that was consistent with known safety profiles of ciprofloxacin and celecoxib, and was mild and transient in nature. There were no new or unexpected safety signals detected during the trial.

Specifically, of the 15 patients in the safety population, ten patients (67%) experienced at least one treatment emergent adverse event, or TEAE. While most of the TEAEs were assessed by the investigator as unrelated to study drug, four patients (27%) experienced a TEAE that was assessed by the investigator as related to the study drug. Of TEAEs that were assessed as related to study drug, 11 were gastrointestinal disorders (flatulence was reported four times, nausea three times, dyspepsia twice, and abdominal pain and constipation once each), as well as dizziness and insomnia being reported once each. None of the TEAEs related to the study drug were serious.

The TEAEs in descending order of frequency were gastrointestinal disorders (38.4%), infections (15.4%), injury (12.8%), general disorders, psychiatric disorders, and nervous system disorders (7.7% each), and investigative, musculoskeletal, skin, and surgical procedures (2.6% each).

Most of the TEAEs (67%) were mild or moderate in intensity. Six patients (40%) experienced at least one severe TEAE. No clinically meaningful treatment-emergent changes were noted for any patient in the laboratory safety parameters, vital signs, or electrocardiograms. Two male patients died at home during the trial, and these events were considered by the investigator to be unrelated to the study drug.

Summary of NST002 Adverse Events

Adverse event	No: of patients (% of total)		No: of times reported	Rate (per 100 patient-months)
Any adverse event	10 (67%	)	39	24.6
Serious adverse event	3 (20%	)	3	1.9
Severity
Mild	7 (47%	)	14	8.8
Moderate	6 (40%	)	12	7.6
Severe	6 (40%	)	13	8.2
System Organ Class
Gastrointestinal disorders	7 (47%	)	15	9.5
General disorder	3 (20%	)	3	1.9
Infections and infestations	2 (13%	)	6	3.8
Injury	3 (20%	)	5	3.2
Investigations	1 (7%	)	1	0.6
Musculoskeletal	1 (7%	)	1	0.6
Nervous system disorders	3 (20%	)	3	1.9
Psychiatric disorders	2 (13%	)	3	1.9
Skin	1 (7%	)	1	0.6
Surgical and medical procedures	1 (7%	)	1	0.6
Related to drug	4 (27%	)	13	8.2
System Organ Class
Gastrointestinal disorders
Flatulence	2 (13%	)	4	—
Dyspepsia	1 (7%	)	2	—
Nausea	2 (13%	)	3	—
Abdominal pain	1 (7%	)	1	—
Constipation	1 (7%	)	1	—
Nervous system disorder
Dizziness	1 (7%	)	1	—
Psychiatric disorders
Insomnia	1 (7%	)	1	—

All 12 patients who completed the NST002 trial elected to continue into an extension study with PrimeC-IR. The primary endpoint of the extension study is safety, and we may use this additional data in communications with the FDA when presenting on long-term safety of the combined use of ciprofloxacin and celecoxib.

Investigators also measured PrimeC-IR’s potential efficacy using two accepted ALS clinical endpoints: the ALS Functional Rating Scale—Revised, or ALSFRS-R, and forced vital capacity, or FVC. The ALSFRS-R is a validated rating scale for monitoring the progression of disability in patients with ALS. Patients are scored within the range of 0-48 points (with 48 indicating full function and zero indicating no function). ALSFRS-R scores correlate significantly with quality of life as measured by the Sickness Impact Profile, a behaviorally-based measure of health status, indicating that the quality of function is a strong determinant of quality of life in ALS patients. Historical data indicates that the average deterioration of ALS patients is one point per month in the ALFRS-R. FVC is a standard measure of pulmonary function that measures the amount of air that can be exhaled forcefully and quickly after a deep inhalation.

To better understand the ALSFRS-R and FVC data, we compared the open-label results to two prediction models and virtual patient arms. The first was a virtual placebo generated by Origent Data Sciences, which projected an individual patient’s deterioration and survival for 12 months. This comparison indicated another aspect of safety, as it showed that the PrimeC-IR treated patients exceeded their projected survival and did not deteriorate more than predicted. This was strengthened by the use of the ENCALS survival prediction model, which also indicated that treated patients exceeded their projected survival.

Additionally, PrimeC-IR treated patients were compared to a historical placebo by matching patients in the trial with similar patients in the PRO-ACT database, one of the largest publicly available repositories of merged ALS clinical trials data. Patients were matched using a propensity score matching method, which is a statistical method that seeks to approximate a random experiment by matching each patient in the trial with a patient from the PRO-ACT database.

At 12 months, the average ALSFRS-R total score declined only by -0.84 points per month for patients treated with PrimeC, whereas the ALSFRS-R total score deteriorated -1.02 for the PRO-ACT group, a difference of 18%. Additionally, when breaking down the ALSFRS-R into the sub-domains of the four categories (bulbar, fine motor, gross motor and respiratory functions), PRO-ACT patients showed higher deterioration in gross motor functions and respiratory functions compared to the PrimeC cohort.

Respiratory function was further assessed by FVC. The FVC of PRO-ACT patients deteriorated by 2.99% of the predicted value, and PrimeC patients deteriorated by 2.09% of the predicted value, or a difference of 30%, matching the results from the ALSFRS-R respiratory function section.

Despite the p-values not showing statistical significance (i.e., p-value < 0.05), we believe the study results indicate a clinical trend of slowing disease progression, achieved with an intermediate formulation of PrimeC. Based on the trend we observed, we believe that in a study with a larger sample size and with the optimal PrimeC dosage and formulation, there is much higher potential to achieve statistically significant clinical benefit with PrimeC.

Efficacy Endpoints of Our PrimeC Trial versus PRO-ACT

	Summary statistics
			Mean difference
Efficacy endpoint	Rate of decline (PrimeC)	Rate of decline (PRO-ACT)	Estimate	95% CI	P-value
ALSFRS-R
Total score	(0.84)	(1.02)	0.18	(0.23) to 0.59	0.39
Bulbar	(0.17)	(0.15)	(0.02)	(0.15) to 0.11	0.78
Fine motor	(0.34)	(0.34)	0.00	(0.14) to 0.15	0.99
Gross motor	(0.24)	(0.31)	0.07	(0.08) to 0.22	0.33
Respiratory	(0.11)	(0.20)	0.09	(0.04) to 0.23	0.16
FVC, % predicted	(2.09)	(2.99)	0.90	(0.52) to 2.32	0.21

Mechanism of Action Evaluation — Healthy vs ALS blood sample analysis

Neuron derived exosomes (NDEs) have been shown to cross the blood-brain-barrier and enter blood circulation, enabling their isolation from patients’ blood using minimally invasive procedures. NDEs carry neural molecular signatures echoing the content of the cells from which they originated, providing potentially valuable information of disease pathogenesis. As a result, we believe neuron-derived exosomes can serve as sources of potential biomarkers in neurodegenerative disorders, including ALS.

In parallel to our NST002 trial, we explored the relevance of PrimeC’s mechanism of action in ALS by examination of the changes in expression or activation of a number of disease biomarkers and key drug target biomarkers. The measurements were performed in neuronal extracellular vesicles, extracted from the blood serum of patients diagnosed with ALS and then compared to corresponding healthy volunteers, in collaboration with Mass General Hospital (MGH) in Boston.

We examined and further validated key enzymes known the be affected in ALS in the same manner. It is well established that TDP-43 levels are increased in ALS patients, leading to a toxic accumulation. Additionally, a growing body of evidence shows decreased expression of LC3, a marker for autophagy in a number of ALS models, suggesting reduced basal levels and a decreased overall capacity for autophagy. Lastly, Cathepsin D (CatD) is a regularly expressed lysosomal protease that is involved in proteolytic degradation, cell invasion, and apoptosis. Growing evidence suggests that endolysosomal and autophagic defects are key pathogenic processes in various neurodegenerative disorders such as ALS. In examining these three biomarkers, we observed a significant difference between ALS and healthy subjects (TDP-43 p-value = 0.002, LC3 p-value < 0.001, CatD p-value < 0.001).

Furthermore, since PrimeC aims to target miRNA dysregulation, iron accumulation, and neuroinflammation, the target engagement markers we explored were EIF2C2 (Ago2), a component of the Dicer complex, which is essential to the regulation of miRNA and is affected in ALS, as well as Ferroportin-1, an iron pump serving as a marker of iron accumulation, and PGJ2, an endogenous product of inflammation, which induces neuronal death and the accumulation of proteins into aggregates. It has been previously demonstrated that PGJ2 was accumulated in the spinal cord of sporadic ALS patients. In this evaluation we observed clear differences between ALS and healthy subjects in these three key PrimeC targets (EIF2C2 p-value = 0.007, PGJ2 p-value > 0.05, Ferroportin p-value = 0.005).

We believe these biomarker evaluation results support the potential relevance of PrimeC’s mechanism of action for the treatment of ALS.

We plan to further explore these mechanism-of-action-related biomarkers on longitudinal blood samples from untreated patients with ALS compared to healthy subjects.

NST002 Biomarker Analysis — Assessing the Effect of PrimeC on Key Biomarkers

Based on the parameters validated in the comparison of healthy vs ALS patient samples, we examined the effect of PrimeC on these biomarkers. To that end, we used our previously established NDE paradigm to examine the levels of the biomarkers in NDEs extracted from longitudinal blood samples obtained from the participants in our NST002 clinical trial. These samples were collected at three time points throughout the study, namely, prior to initiation of PrimeC treatment, during their interim visit between the 3-6 month point and at the 12-month end of study visit.

In analyzing the samples we observed statistically significant changes in the levels of TDP-43, following PrimeC treatment. TDP-43 is a protein highly associated with ALS pathology, and in a recent publication neuron-derived exosomal TDP-43 was shown to increase in longitudinal serum samples of patients with ALS. TDP-43 in PrimeC treated patients were observed to have a statistically significant decrease throughout the study (p-value = 0.002), indicating positive biological signs of the treatment. Analysis of additional ALS-associated pathological markers also showed significant positive changes, including LC3, a central protein in the autophagy pathway. Among PrimeC treated patients, LC3 levels were observed to elevate and stabilize (p-value = 0.054), suggesting that such treatment has positive effects on autophagy. Another ALS biomarker we examined was CatD, which remained in a stable state before showing a decrease (p-value = 0.015), indicating a potential benefit for lysosomal activity. Lastly, we assessed the change in PGJ2, downstream of COX-2, representing neuroinflammation. Levels of PGJ2 were observed to significantly decrease during PrimeC treatment (p-value<0.001), indicating a reduction in neuroinflammatory processes.

We believe these results indicate positive biological activity of PrimeC, in a manner that attenuates disease-related pathologies, as well as indicating target engagement. This biological activity may serve to indicate clinical outcomes, as can be seen from the relative correlation between the reduction in TDP-43 levels and slower deterioration in ALSFRS-R, as demonstrated below.

Clinical Results — NST001 Phase I Trial in ALS

We recently completed our Phase I NST001 trial of PrimeC for the treatment of ALS, and expect final results and analysis in the first quarter of 2022. NST001 was an open label, IND-exempt study designed to assess the safety and tolerability of an intermediate immediate-release formulation of PrimeC, at slightly different doses than NST002. The study was conducted at the Barrow Neurological Institute (BNI) in Phoenix, Arizona. Six patients with familial or sporadic ALS received a fixed dose of PrimeC-IR twice per day for 12 months. Patients were evaluated by phone every three months.

The primary endpoint of the trial was PrimeC-IR’s safety and tolerability, measured in the same manner as in NST002: number of patients with one or more treatment-emergent adverse events, number of patients who discontinued treatment prematurely, number of patients who discontinued treatment prematurely due to adverse events and number of patients with significant abnormal laboratory values.

NST001 and NST002 began simultaneously since both these studies were designed with the goal of assessing the safety and tolerability of two different doses and regimens of PrimeC-IR, and were therefore considered independent of each other. Since no safety issues were expected due to the well-understood nature of both generic drugs comprising PrimeC, we determined that there was not a need to wait for the completion of NST001 in order to begin NST002. Moreover, while NST001 was an IND-exempt clinical trial, NST002 was conducted in Israel, according to Israeli regulations, and did not require FDA input. Nonetheless, in January 2021, we participated in a pre-IND meeting with the FDA to discuss our past and future development plans.

Preclinical Results

In preclinical studies of two models of ALS zebrafish, SOD1 and TDP-43, PrimeC was observed to improve locomotor and cellular deficits, indicating a potential neuroprotective effect. In the SOD1 studies, treatment with PrimeC was observed to improve motor performance of the mutant larvae by 84%, and elicited recovery of motor neuron morphology and neuromuscular junction structure (NMJ), as well as preserving ramified morphology of microglia cells.

mSOD1 larvae exhibited a substantial recovery of motor neuron morphology and NMJ structure, suggesting a potential neuroprotective role for PrimeC treatment. As shown in the graphic titled “Neuromuscular Junction Structures” below, following treatment with PrimeC, we observed a higher number of intact organized synapses (yellow), with reduced proportion of orphaned pre-(red) and post-synaptic (green) puncta, resembling WT zebrafish. A second study, conducted in TDP-43 mutant zebrafish, substantiated these results and showed a significant improvement in their swimming abilities with an increase of 110% in distance and 43.8% in maximum swim velocity.

The image below depicts the improvements in swim patterns and distances compared to controls, as well as motor neurons morphology and neuromuscular junction structures observed with PrimeC.

Preclinical Pipeline

Our preclinical pipeline includes two additional product candidates, StabiliC and CogniC, for the treatment of Parkinson’s disease and Alzheimer’s disease, respectively. We are currently conducting preclinical studies on these product candidates. Following completion of these studies, we plan to initiate Phase I/II studies. In the event that the preclinical data indicates that the current dose of PrimeC is relevant for either of the diseases, we may initiate the clinical phase following cross-referencing the data we shared previously with the FDA. However, in any event it is likely that we will choose to consult with the FDA with regards to our findings prior to the initiation, and in order to obtain their advice and consent for the study design and clinical plan forward for each of the indications.

StabiliC

Many pathological pathways involve neuroinflammation, protein aggregation, mitophagy, excitotoxicity, oxidative stress, iron accumulation, and dysregulation of miRNAs between neurodegenerative diseases, leading to the hypothesis that an effective drug for one neurodegenerative disease can lay the foundations for other diseases-modifying drugs. Therefore, we aimed to evaluate the putative neuroprotective effects of celecoxib and ciprofloxacin in a zebrafish pharmacological neurotoxin 1-methyl-4-phenyl-1,2,3,6-tetrahydropyridine-induced, or “MPTP”-induced, Parkinson’s disease model. The objective of this study was to determine if celecoxib and ciprofloxacin were able to prevent and/or rescue MPTP-induced altered behaviour. Locomotor activity was assessed through a “tapping” assay.

Results indicated that the symptomatic MPTP model is not relevant for StabiliC, suggesting that a different model with underlying Parkinson’s disease pathologies may be required. We therefore plan to further explore StabiliC’s mode of action and to assess its ability to effect or alter key Parkinson’s disease-related hallmarks by utilizing both the in-vitro patients’ derived cells method and the in-vivo rodent adeno-associated-virus alpha synuclein, or AAV-SYN, model. StabiliC is planned to be a combination of ciprofloxacin and celecoxib, and/or another molecule to be determined during ongoing preclinical development. These assays will focus on the ability of StabiliC to reduce AAV-SYN aggregation and to improve morphological and functional markers.

CogniC

As to the treatment of Alzheimer’s disease, we are currently conducting a robust in-vitro study of CogniC utilizing co-cultures of neurons and glial cells, with the goal of exploring the potential therapeutic effects of CogniC on microglial, neuronal and neuro-glia co-cultures. CogniC is planned to be a combination of ciprofloxacin and celecoxib, and/or another molecule to be determined during ongoing preclinical development. Under our current plans, murine microglial BV2 cells and human neuroblastoma SH-SY5Y cells treated with amyloidβoligomers, or AβO, will be used as a model that recapitulates a part of the Alzheimer’s Disease pathology. We plan to assess the ability of CogniC in its different variations to effect AβO aggregation, microglia activation and morphology, caspase3 apoptosis/necrosis, mitochondrial dysfunction, autophagy, neuronal markers, inflammation and cytokines. This robust in-vitro analysis could help further de-risk CogniC treatment for future clinical developments targeting Alzheimer’s disease. Following completion of this study, we intend to conduct both a patient-derived cell study and an in-vivo study in murine Alzheimer’s disease-models to establish CogniC’s mechanism of action and its effect on Alzheimer’s disease-related pathologies.

Manufacturing

We do not own or operate manufacturing facilities for the production of our product candidates, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on third-party contract manufacturers for all of our required raw materials, active ingredients and finished products for our preclinical research and clinical trials. We are in the process of negotiating commercial supply agreements with our primary third-party vendors and anticipate that these agreements will be executed in advance of commercial approval for PrimeC. We also intend to negotiate back-up supply agreements with other third-party manufacturers for the commercial production of those products.

Development and commercial quantities of any products that we successfully develop will need to be manufactured in facilities, and by processes, that comply with the requirements of the FDA and the regulatory agencies of other jurisdictions in which we are seeking approval. We currently employ internal resources to manage our manufacturing contractors. The relevant manufacturers of our drug products for our current preclinical and clinical trials have advised us that they are compliant with both current good laboratory practice, or cGLP, and current good manufacturing practices, or cGMP.

Our product candidates, if approved, are expected to be producible in sufficient commercial quantities, in compliance with regulatory requirements or at an acceptable cost. We and our contract manufacturers are, and will be, subject to extensive governmental regulation in connection with the manufacture of any pharmaceutical products. We and our contract manufacturers must ensure that all of the processes, methods and equipment are compliant with cGMP and cGLP for drugs on an ongoing basis, as mandated by the FDA and foreign regulatory authorities, and conduct extensive audits of vendors, contract laboratories and suppliers.

Competition

We compete in an industry characterized by rapidly advancing technologies, significant competition and a complex intellectual property landscape. We face substantial competition from many different sources, including large pharmaceutical, specialty pharmaceutical, and biotechnology companies. Recently we have also seen that academic research institutions and governmental agencies can and will continue to compete in this rapidly evolving environment with support from public and private research institutions. Below is a description of competition surrounding each of our disease targets and other technologies in development in the neurodegenerative field:

●	ALS. Potentially disease modifying therapeutics are being developed by several large and specialty pharmaceutical and biotechnology companies and academic institutions, including Amylyx Pharmaceuticals Inc., AB Science SA, Prilenia Therapeutics B.V, and Apellis Pharmaceuticals in various stages of clinical trials.

●	Alzheimer’s Disease. Potentially disease modifying therapeutics are being developed by several large and specialty pharmaceutical and biotechnology companies, including Biogen, Eli Lilly, Eisai, Roche (including Genentech, its wholly owned subsidiary) and Alector in various stages of clinical trials.

●	Parkinson’s Disease. Potentially disease modifying therapeutics are being developed by several large and specialty pharmaceutical and biotechnology companies, including Prothena, Roche (including Genentech, its wholly owned subsidiary), Prevail/Eli Lilly, AstraZeneca, and Takeda in various stages of clinical trials.

Many of our competitors, either alone or through their collaborations, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete, or will compete, with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient enrollment in clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. As a result, our competitors may discover, develop, license, commercialize and market products before or more successfully than we do.

Intellectual Property

Our commercial success depends, in part, on obtaining and maintaining patent, trade secret and other intellectual property and proprietary protection of our technology, current product candidates, future product candidates and methods used to develop and manufacture them. We cannot be sure that a patent will be granted with respect to any of our currently pending patent applications or with respect to any patent applications that we may file in the future, nor can we be sure that our existing patent or any patents that may be granted to us in the future will be sufficient to protect our technology or will not be challenged, invalidated or circumvented. Our success also depends on our ability to operate our business without infringing, misappropriating or otherwise violating any patents and other intellectual property or proprietary rights of third parties.

Patents

Our patent portfolio includes U.S. Patent 10,980,780, which relates to methods for treatment of ALS using ciprofloxacin and celecoxib, and which expires in 2038. In December 2021, a patent related to our lead candidate, PrimeC, was granted in Australia. Similar patent applications have been allowed in the European Patent Office and Canada are pending in Japan and in and Israel. In addition, U.S. patent application 16/623,467, which relates to methods of treatment of neurodegenerative disease using combinations of ciprofloxacin and celecoxib, is currently pending. The patent based on this application is expected to expire on June 20, 2038.

In addition, we have developed a pharmaceutical composition comprising, as active ingredients, ciprofloxacin and celecoxib, and have filed a U.S. provisional application directed to the compositions. Our U.S. provisional application 63/257,130 relates to pharmaceutical formulations. Applications claiming priority from the U.S. provisional application are expected to expire in October 2042.

Government Regulation

Product Approval Process in the United States

Review and approval of drugs

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug and Cosmetic Act, or FDCA, and other federal and state statutes and implementing regulations govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to a variety of administrative or judicial sanctions and enforcement actions brought by the FDA, the U.S. Department of Justice, or DOJ, or other governmental entities. Possible sanctions may include the FDA’s refusal to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties.

FDA approval of a new drug application is required before any new unapproved drug or dosage form, including a new use of a previously approved drug, can be marketed in the United States. Section 505 of the FDCA describes three types of new drug applications: (1) an application that contains full reports of investigations of safety and effectiveness (section 505(b)(1)); (2) an application that contains full reports of investigations of safety and effectiveness but where at least some of the information required for approval comes from studies or investigations that were not conducted by or for the applicant and by which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted (section 505(b)(2)); and (3) an application that contains information to show that the proposed product is identical in active ingredient, dosage form, strength, route of administration, labeling, quality, performance characteristics, and intended use, among other things, to a previously approved product (section 505(j)). Section 505(b)(1) and 505(b)(2) new drug applications are referred to as NDAs, and section 505(j) applications are referred to as ANDAs. We believe that the applications for PrimeC will be a section 505(b)(2) NDA.

In general, the process required by the FDA prior to marketing and distributing a new drug, as opposed to a generic drug subject to section 505(j), in the United States usually involves the following:

●	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practices, or GLP, requirements or other applicable regulations;

●	submission to the FDA of an IND, which must become effective before human clinical trials in the United States may begin;

●	approval by an independent institutional review board, or IRB, at each clinical site before each trial may be initiated;

●	performance of adequate and well-controlled human clinical trials in accordance with good clinical practice, or GCP, requirements to establish the safety and efficacy of the proposed drug for its intended use;

●	preparation and submission to the FDA of an NDA;

●	satisfactory completion of an FDA advisory committee review, if applicable;

●	satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product or components thereof are produced, to assess compliance with cGMPs, and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

●	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;

●	payment of user fees and FDA review and approval of the NDA; and

●	compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS, and the potential requirement to conduct post-approval studies.

Preclinical studies

Preclinical studies include laboratory evaluation or product chemistry, formulation and toxicity, as well as animal studies to assess the potential safety and efficacy of the product candidate. Preclinical safety tests must be conducted in compliance with the FDA regulations. The results of the preclinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND which must become effective before clinical trials may commence. Long-term preclinical studies, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND application is submitted.

Clinical trials

Clinical trials involve the administration of an investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written trial protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND.

An IND automatically becomes effective 30 days after receipt by the FDA unless the FDA, within the 30-day time period, raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. In addition, information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on the NIH-maintained website, www.clinicaltrials.gov.

An IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review at least annually. The IRB must review and approve, among other things, the trial protocol information to be provided to trial subjects. An IRB must operate in compliance with FDA regulations. Information about certain clinical trials must be submitted within specific timeframes to the NIH for public dissemination on the NIH-maintained website, www.clinicaltrials.gov. The FDA, the IRB, or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive GCP requirements, including the requirements for informed consent.

Clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

●	Phase I: The drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.

●	Phase II: The drug is administered to a limited patient population to identify possible short-term adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

●	Phase III: The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

Submission of an NDA to the FDA

The results of the preclinical studies and clinical trials, together with other detailed information, including information on the manufacture, control and composition of the product, are submitted to the FDA as part of an NDA requesting approval to market the product candidate for a proposed indication. Under the Prescription Drug User Fee Act, as amended, applicants are required to pay fees to the FDA for reviewing an NDA. These user fees, as well as the annual fees required for commercial manufacturing establishments and for approved products, can be substantial. The NDA review fee alone can exceed $2 million, subject to certain limited deferrals, waivers and reductions that may be available. The FDA reviews an NDA to determine, among other things, whether a drug is safe and effective for its intended use.

The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information and is subject to payment of additional user fees. The resubmitted application is also subject to review before the FDA accepts it for filing. If found complete, the FDA will accept the NDA for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review.

Under the Prescription Drug User Fee Act, the FDA has agreed to certain performance goals in the review of NDAs through a two-tiered classification system, Standard Review and Priority Review. Priority Review designation is given to drugs that offer major advances in treatment, or provide a treatment where no adequate therapy exists. The FDA endeavors to review applications subject to Standard Review within approximately 10 to 12 months of receipt, whereas the FDA’s goal is to review Priority Review applications within approximately six to eight months of receipt, depending on whether the drug is a new molecular entity. The FDA, however, may not approve a drug within these established goals, and its review goals are subject to change from time to time.

Before approving a NDA, the FDA will inspect the facility or facilities at which the product is manufactured or facilities that are significantly involved in the product development and distribution process, and will not approve the product unless cGMP compliance is satisfactory. Additionally, the FDA will typically inspect one or more clinical sites to assure compliance with GCP requirements. The FDA may also refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee.

After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter to indicate that the review cycle for an application is complete and that the application is not ready for approval. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A complete response letter indicates that the review cycle of the application is complete, and that the NDA will not be approved in its present form. If a complete response letter is issued, the sponsor must resubmit the NDA and address all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval.

A complete response letter generally outlines the deficiencies in the NDA submission and may require substantial additional testing and/or clinical data and/or other requirements related to clinical trials, nonclinical studies or manufacturing, in order for the FDA to reconsider the application. For example, as a condition of NDA approval, the FDA may require a REMS to ensure that the benefits of the drug outweigh the potential risks. For example, as a condition of NDA approval, the FDA may require a REMS to ensure that the benefits of the drug outweigh the potential risks. If the FDA determines a REMS is necessary during review of the application, the drug sponsor must agree to the REMS plan at the time of approval. A REMS may be required to include various elements, such as a medication guide or patient package insert, a communication plan to educate healthcare providers of the drug’s risks, limitations on who may prescribe or dispense the drug, or other elements to assure safe use, such as special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patient registries. In addition, the REMS must include a timetable to periodically assess the strategy. The requirement for a REMS can materially affect the potential market and profitability of a drug.

Even with submission of additional information, the approval may be for fewer or more limited indications than requested, indicated uses for which the product may be marketed, may require that warning statements be included in the product labeling, may require that additional studies or trials be conducted following approval as a condition of the approval, may impose restrictions and conditions on product distribution. If, or when, the deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter.

Post-Approval Requirements

Any drug products for which we may receive FDA approval will be subject to continuing regulation by the FDA. Certain requirements include, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information on an annual basis or more frequently for specific events, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. These promotion and advertising requirements include standards for direct-to-consumer advertising, prohibitions against promoting drugs for uses or patient populations that are not described in the drug’s approved labeling, known as “off-label use,” and other promotional activities, such as those considered to be false or misleading. Failure to comply with FDA requirements can have negative consequences, including the immediate discontinuation of noncomplying materials, adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Such enforcement may also lead to scrutiny and enforcement by other government and regulatory bodies.

The manufacturing of any of our product candidates will be required to comply with applicable FDA manufacturing requirements contained in the FDA’s cGMP regulations. The FDA’s cGMP regulations require, among other things, quality control and quality assurance, as well as the corresponding maintenance of comprehensive records and documentation. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are also required to register their establishments and list any products they make with the FDA and to comply with related requirements in certain states. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. These entities are further subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Discovery of problems with a product after approval may result in serious and extensive restrictions on a product, manufacturer or holder of an approved NDA, as well as lead to potential market disruptions. These restrictions may include recalls, suspension of a product until the FDA is assured that quality standards can be met, and continuing oversight of manufacturing by the FDA under a “consent decree,” which frequently includes the imposition of costs and continuing inspections over a period of many years, as well as possible withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

The FDA also may require post-marketing testing, or Phase IV testing, as well as risk minimization action plans and surveillance to monitor the effects of an approved product or place conditions on an approval that could otherwise restrict the distribution or use of our product candidates.

Once approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

●	fines, warning letters or holds on post-approval clinical trials;

●	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;

●	product seizure or detention, or refusal to permit the import or export of products; or

●	injunctions or the imposition of civil or criminal penalties.

The Hatch-Waxman Amendments

505(b)(2) NDAs

Section 505(b)(2) was enacted as part of the Hatch-Waxman Amendment, and permits the filing of an NDA where at least some of the information required for approval comes from studies or trials not conducted by or for the applicant and for which the applicant has not obtained a right of reference. As an alternative path to FDA approval for modifications to formulations or uses of products previously approved by the FDA, an applicant may submit an NDA under Section 505(b)(2) of the FDCA. Section 505(b)(2) was enacted as part of the Hatch-Waxman Amendment, and permits the filing of an NDA where at least some of the information required for approval comes from studies or trials not conducted by or for the applicant and for which the applicant has not obtained a right of reference. If the 505(b)(2) applicant can establish that reliance on the FDA’s previous findings of safety and effectiveness is scientifically appropriate, it may eliminate the need to conduct certain pre-clinical studies or clinical trials for the new product. The FDA may also require companies to perform additional studies or measurements, including clinical trials, to support the change from the approved branded reference drug. The FDA may then approve the new product candidate for all, or some, of the labeled indications for which the branded reference drug has been approved, as well as for any new indication sought by the 505(b)(2) applicant.

Orange Book Listing

In seeking approval for a drug through an NDA, including a 505(b)(2) NDA, applicants are required to list with the FDA certain patents whose claims cover the applicant’s product. Upon approval of an NDA, each of the patents listed in the application for the drug is then published in the FDA’s Publication of Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the “Orange Book.” Any applicant who submits a Section 505(b)(2) NDA referencing a drug listed in the Orange Book must certify to the FDA that (1) no patent information on the drug product that is the subject of the application has been submitted to the FDA; (2) such patent has expired; (3) the date on which such patent expires; or (4) such patent is invalid or will not be infringed upon by the manufacture, use, or sale of the drug product for which the application is submitted. This last certification is known as a Paragraph IV certification. The applicant may also elect to submit a “section viii” statement certifying that its proposed label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent.

If the applicant does not challenge one or more listed patents through a Paragraph IV certification, the FDA will not approve the Section 505(b)(2) NDA until all the listed patents claiming the referenced product have expired. Further, the FDA will also not approve a Section 505(b)(2) NDA until any non-patent exclusivity, as described in greater detail below, has expired.

If the Section 505(b)(2) NDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the owner of the referenced NDA for the previously approved product and relevant patent holders within 20 days after the Section 505(b)(2) NDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement suit against the Section 505(b)(2) applicant. Under the FDCA, the filing of a patent infringement lawsuit within 45 days of receipt of the notification regarding a Paragraph IV certification automatically prevents the FDA from approving the Section 505(b)(2) NDA until the earliest to occur of 30 months beginning on the date the patent holder receives notice, expiration of the patent, settlement of the lawsuit, or until a court deems the patent unenforceable, invalid or not infringed. Even if a patent infringement claim is not brought within the 45-day period, a patent infringement claim may be brought under traditional patent law, but it does not invoke the 30-month stay.

Moreover, in cases where a Section 505(b)(2) application containing a Paragraph IV certification is submitted after the fourth year of a previously approved drug’s five-year NCE exclusivity period, as described more fully below, and the patent holder brings suit within 45 days of notice of the Paragraph IV certification, the 30-month period is automatically extended to prevent approval of the Section 505(b)(2) application until the date that is seven and one-half years after approval of the previously approved reference product that has the five-year NCE exclusivity. The court also has the ability to shorten or lengthen either the 30-month or the seven and one-half year period if either party is found not to be reasonably cooperating in expediting the litigation.

Notwithstanding the approval of many products by the FDA pursuant to Section 505(b)(2), over the last few years, some pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). If the FDA changes its interpretation of Section 505(b)(2), or if the FDA’s interpretation is successfully challenged in court, this could delay or even prevent the FDA from approving any Section 505(b)(2) NDA that we submit.

Non-Patent Exclusivity

In addition to patent exclusivity, the holder of the NDA for the listed drug may be entitled to a period of non-patent exclusivity, during which the FDA cannot approve a 505(b)(2) application that relies on the listed drug. For example, a pharmaceutical manufacturer may obtain five years of non-patent exclusivity upon NDA approval of a new chemical entity, or NCE, which is a drug that contains an active moiety that has not been approved by FDA in any other NDA. An “active moiety” is defined as the molecule or ion responsible for the drug substance’s physiological or pharmacologic action. During the five year exclusivity period, the FDA cannot accept for filing any ANDA seeking approval of a generic version of that drug or any 505(b)(2) NDA for the same active moiety and that relies on the FDA’s findings regarding that drug, except that FDA may accept an application for filing after four years if the follow-on applicant makes a paragraph IV certification.

Another form of non-patent exclusivity is clinical investigation exclusivity. A drug, including one approved under Section 505(b)(2), may obtain a three-year period of exclusivity for a particular condition of approval, or change to a marketed product, such as a new formulation for a previously approved product, if one or more new clinical trials (other than bioavailability or bioequivalence studies) was essential to the approval of the application and was conducted/ sponsored by the applicant. Should this occur, the FDA would be precluded from approving any ANDA or 505(b)(2) application for the protected modification until after that three-year exclusivity period has run. However, unlike NCE exclusivity, the FDA can accept an application and begin the review process during the exclusivity period.

Patent Term Restoration and Extension

Depending upon the timing, duration and specifics of our product candidates, some of our U.S. patents claiming a new drug product may be eligible for limited patent term extension under the Hatch-Waxman Amendments, which permit a patent term restoration of up to five years for the patent term lost during product development and the FDA regulatory review process. However, a patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. The patent term restoration period granted is typically one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the approval date of that NDA. Only one patent applicable to an approved drug product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent. A patent that covers multiple drugs for which approval is sought can only be extended in connection with one of the approvals. The U.S. Patent and Trademark Office reviews and approves the PTE application in consultation with the FDA.

Review and Approval of Drug Products Outside the United States

In addition to regulations in the United States, if we target non-U.S. markets, we will be subject to a variety of foreign regulations governing manufacturing, clinical trials, commercial sales and distribution of our product candidates. Whether or not we obtain FDA approval for a product candidate, we must obtain approval of the product by the comparable regulatory authorities of foreign countries before commencing clinical trials or marketing in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

European Union

Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized, decentralized or mutual recognition procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure includes selecting one “reference member state,” or RMS, and submitting to more than one member state at the same time. The RMS National Competent Authority conducts a detailed review and prepares an assessment report, to which concerned member states provide comment. The mutual recognition procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states post-initial approval. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize the approval.

Israel

Regulations regarding clinical trials

The conduct of clinical studies in Israel is subject to the study sponsor’s receipt of specific authorization from the ethics committee (the equivalent of an Institutional Review Board) and general manager of the institution in which the sponsor intends to conduct its study, as required under the Guidelines for Clinical Trials in Human Subjects implemented pursuant to the Israeli Public Health Regulations (Clinical Trials in Human Subjects), as amended from time to time, and other applicable legislation, including applicable guidelines issued by the Israeli Ministry of Health, or the MOH. These regulations also require authorization from the MOH, except in certain circumstances, and in the case of genetic trials, special fertility trials and certain other trials, an additional authorization of the overseeing institutional ethics committee.

Regulations regarding new drugs approvals

The registration of medicinal and biological products is regulated by the Pharmacists Regulations promulgated under the Pharmacists Ordinance [New Version], 5741-1981, or the Pharmacists Ordinance, and by guidelines issued by the MOH. According to the Pharmacists Ordinance, a person may not manufacture, market, import or order the use of a medicinal or a biological product in Israel, unless it is a registered form of therapeutic drug that have been processed, or a Pharmaceutical, and in accordance to its registration terms (subject to certain listed exceptions). The application to register a Pharmaceutical in the Pharmaceutical Registry should be submitted in person, during a meeting at the MOH. For an imported Pharmaceutical, the application shall also include CPP (Certificate of Pharmaceutical Product) approval, and GMP Approval from a competent authority of a Pharmaceutical Recognized Country (as defined in the regulations) that in the site mentioned therein complies with GMP.

A first Pharmaceutical registration approval shall be granted for a period of no longer than five years. A renewal of a Pharmaceutical approval may be granted for consecutive periods no longer than ten years each. The first batch of a Pharmaceutical marketed in Israel must be approved by the MOH as a pre-condition to its marketing. The MOH shall approve such batch only after it has confirmed that the Pharmaceutical batch conforms to the registration certificate, the requirements mentioned in the registration files and after the packaging, labeling and leaflets for both physicians and consumers have been approved. In addition, the following Pharmaceuticals need to receive MOH approval before the marketing of each batch: (i) a Pharmaceutical derived from human blood or plasma prepared by a method involving an industrial process, excluding whole blood or blood cells; (ii) human vaccines; (iii) a registered Pharmaceutical imported pursuant to an import and marketing approval of a Compatible Pharmaceutical (as defined in the regulations); and (iv) other Pharmaceuticals that the MOH determines should be examined to ensure public safety.

Other Healthcare Laws and Regulations and Legislative Reform in the United States

U.S. Healthcare Laws and Regulations

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our operations, including any arrangements with healthcare providers, physicians, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws that may affect the business or financial arrangements and relationships through which we would market, sell and distribute our products. Our current and future operations are subject to regulation by various federal, state, and local authorities in addition to the FDA, including but not limited to the Centers for Medicare & Medicaid Services, or CMS, the Department of Health and Human Services, or HHS, (including the Office of Inspector General, Office for Civil Rights and the Health Resources and Services Administration), the DOJ and individual U.S. Attorney offices within the DOJ, and state and local governments. The healthcare laws that may affect our ability to operate include, but are not limited to:

●	The federal Anti-Kickback Statute, which prohibits any person or entity from, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. The federal Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other hand. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Additionally, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

●	Federal civil and criminal false claims laws, such as the False Claims Act, which can be enforced by private citizens through civil qui tam actions, and civil monetary penalty laws prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment of federal funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. Drug manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. For example, pharmaceutical companies have been prosecuted under the False Claims Act in connection with their alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programs for the product. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

●	The Health Insurance Portability and Accountability Act, or HIPAA, among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and creates federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, which impose privacy, security and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers, known as covered entities, and their respective business associates that perform services for them that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

●	Federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

●	The federal transparency requirements under the Physician Payments Sunshine Act, created under the Patient Protection and Affordable Care Act, or ACA, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to payments and other transfers of value provided to physicians, defined to include doctors, dentists, optometrists, podiatrists and chiropractors, and teaching hospitals and physician ownership and investment interests, including such ownership and investment interests held by aphysician’s immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made during the previous year to certain non-physician providers, including physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and anesthesiologist assistants, and certified nurse midwives;

●	Federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs;

●	State and foreign laws that are analogous to each of the above federal laws, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by non-governmental third-party payors, including private insurers, and state laws that require manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; and

●	State and foreign laws that require pharmaceutical companies to implement compliance programs, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or to track and report gifts, compensation and other remuneration provided to physicians and other healthcare providers; state laws that require the reporting of marketing expenditures or drug pricing, including information pertaining to and justifying price increases; state and local laws that require the registration of pharmaceutical sales representatives; state laws that prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals; state laws that require the posting of information relating to clinical trials and their outcomes; and other federal, state and foreign laws that govern the privacy and security of health information or personally identifiable information in certain circumstances, including state health information privacy and data breach notification laws which govern the collection, use, disclosure and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus requiring additional compliance efforts.

If our operations are found to be in violation of any of these laws or any other current or future healthcare laws that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could substantially disrupt our operations. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Legislative Reform

We operate in a highly regulated industry, and new laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, related to healthcare availability, the method of delivery and payment for healthcare products and services could negatively affect our business, financial condition and prospects. There is significant interest in promoting healthcare reforms, and it is likely that federal and state legislatures within the United States and the governments of other countries will continue to consider changes to existing healthcare legislation.

For example, the United States and state governments continue to propose and pass legislation designed to reduce the cost of healthcare. In 2010, the U.S. Congress enacted the ACA, which included changes to the coverage and reimbursement of drug products under government healthcare programs such as:

●	increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program;

●	established a branded prescription drug fee that pharmaceutical manufacturers of certain branded prescription drugs must pay to the federal government;

●	expanded the list of covered entities eligible to participate in the 340B drug pricing program by adding new entities to the program;

●	established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70%, effective as of 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

●	extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

●	expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

●	created a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for certain drugs and biologics, including our product candidates, that are inhaled, infused, instilled, implanted or injected;

●	established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

●	established the Center for Medicare & Medicaid Innovation at the CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending; and

●	created a licensure framework for follow-on biologic products.

There have been executive, judicial and congressional challenges to certain aspects of the ACA. For example, in 2017, the U.S. Congress enacted a law informally known as the Tax Cuts and Jobs Act, or TCIA, which eliminated the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, the U.S. District Court for the Northern District of Texas held that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed by the TCIA, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the Fifth Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The U.S. Supreme Court recently decided this case; oral arguments were heard on November 10, 2020 and the Supreme Court’s decision was published on June 17, 2021. The U.S. Supreme Court refused to hear the plaintiff’s claims on the merits because they held the plaintiff had no standing to bring the lawsuit. Consequently, the U.S. Supreme Court reversed the lower courts and ordered the case be dismissed. On January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. Further, on February 10, 2021, the Biden Administration withdrew the federal government’s support for overturning the ACA. It is unclear how the Supreme Court ruling, other such litigation and the healthcare reform measures of the Biden administration will impact the ACA. It is difficult to predict the future legislative landscape in healthcare and the effect on our business, results of operations, financial condition and prospects.

In addition, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs. In 2011, the U.S. Congress enacted the Budget Control Act, or BCA, which included provisions intended to reduce the federal deficit. The BCA resulted in the imposition of 2% reductions in Medicare payments to providers beginning in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2021 absent additional congressional action. Legislation is currently pending to extend the suspension through December 31, 2021. In addition, in 2012, the U.S. Congress enacted the American Taxpayer Relief Act, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If government spending is further reduced, anticipated budgetary shortfalls may also impact the ability of relevant agencies, such as the FDA, to continue to function at current levels, which may impact the ability of relevant agencies to timely review and approve research and development, manufacturing and marketing activities, which may delay our ability to develop, market and sell any product candidates we may develop. Moreover, any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented, or any significant taxes or fees that may be imposed on us, as part of any broader deficit reduction effort or legislative replacement to the BCA, could have an adverse impact on our anticipated product revenues.

Furthermore, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several congressional inquiries and proposed legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives.

For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that attempt to implement several of the administration’s proposals. The FDA also released a final rule on September 24, 2020 providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Medicare Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed until January 1, 2023. Further, in November 2020, CMS issued an interim final rule implementing the Most Favored Nation, or MFN, Model under which Medicare Part B reimbursement rates will be calculated for certain drugs and biologicals based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development countries with a similar gross domestic product per capita. The MFN Model regulations mandate participation by identified Medicare Part B providers and will apply in all U.S. states and territories for a seven-year period beginning January 1, 2021, and ending December 31, 2027. The Interim Final Rule has not been finalized and is subject to revision and challenge. For example, on December 28, 2020, the United States District Court for the Northern District of California issued a nationwide preliminary injunction against the implementation of this interim final rule.

Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, particularly in light of the new presidential administration.

Facilities

Our corporate headquarters is located in Herzliya, Israel, where we lease and occupy approximately 2,300 square feet of office space. The current term of our Herzliya lease commenced January 2022 and expires on December 31, 2024, however we have an option to extend the term of the lease for additional four years. In September 2021, we entered into an agreement which provides us access to co-working spaces, including office space in Cambridge, Massachusetts. The license pursuant to which we can access the co-working spaces is terminable at will by either us or the licensor for any reason upon 30 days’ written notice.

We believe our existing facility is sufficient for our needs for the foreseeable future. To meet the future needs of our business, we may lease additional or alternate space, and we believe suitable additional or alternative space will be available in the future on commercially reasonable terms.

Legal Proceedings

From time to time, we are subject to various legal proceedings and claims that arise in the ordinary course of our business activities. Although the results of litigation and claims cannot be predicted with certainty, as of the date of this annual report, we do not believe we are party to any claim or litigation, the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Scientific Advisory Board

We maintain a Scientific Advisory Board. The current chair of our Scientific Advisory Board is Professor Jeremy Shefner. The other members of our Scientific Advisory Board are Professor Orla Hardiman, Professor Merit Cudkowicz, Dr. Jinsy Andrews and Dr. Jeffery Rosenfeld.

C. Organizational Structure

Not applicable.

D. Property, Plant and Equipment

See “Item 4. Information on the Company—B. Business Overview—Facilities”.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly those in “Item 3. Key Information – D. Risk Factors.”

Overview

We are a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. We believe that these diseases, which include ALS, Alzheimer’s disease and Parkinson’s disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients. The burden of these diseases on both patients and society is substantial. For example, the average annual cost of ALS alone is $180,000 per patient, and its estimated annual burden on the U.S. healthcare system is greater than $1 billion. Due to the complexity of neurodegenerative diseases, our strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

Our lead product candidate, PrimeC, is a novel extended-release, or ER, oral formulation of a fixed dose combination of two generic FDA-approved drugs, ciprofloxacin and celecoxib, combined in a specific ratio. Ciprofloxacin was approved to treat or prevent a variety of bacterial infections and celecoxib was approved as a prescription nonsteroidal anti-inflammatory drug used to treat pain.

PrimeC is designed to treat ALS by regulating microRNA, or miRNA, synthesis, influencing iron accumulation and reducing neuroinflammation, all of which are hallmarks of ALS pathologies. The U.S. Food and Drug Administration, or FDA, and the European Medicines Agency, or EMA, have both granted PrimeC an orphan drug designation for the treatment of ALS. We believe PrimeC’s multifactorial mechanism of action has the potential to significantly prolong lifespan and improve ALS patients’ quality of life, thereby reducing the burden of this debilitating disease on both patients and healthcare systems.

In addition to PrimeC, we recently initiated research and development efforts in Alzheimer’s disease and Parkinson’s disease, with a similar strategy of combined products.

We have incurred operating losses in each year since our inception. We incurred net losses of $4.04 million and $2.83 million for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, we had an accumulated deficit of $8.45 million. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates from formulation development through preclinical development and clinical trials, seek regulatory approval and pursue commercialization of any approved product candidate. In addition, we expect that our expenses will increase substantially in connection with our ongoing activities as we:

●	commence a Phase IIb trial and a pivotal Phase III trial for PrimeC, in addition to additional clinical studies to support our future regulatory submissions;

●	continue the preclinical development of our other product candidates;

●	file an NDA seeking regulatory approval for any product candidates;

●	establish a sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any products for which we obtain manufacturing approval;

●	maintain, expand and protect our intellectual property portfolio;

●	add equipment and physical infrastructure to support our research and development;

●	hire additional clinical development, quality control and manufacturing personnel;

●	incur additional expenses associated with operating as a U.S. public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company; and

●	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization.

A. Operating Results

Revenue

We have not recognized any revenue to date and we do not expect to generate revenue from the sale of products in the near future.

Operating Expenses

Our current operating expenses consist primarily of research and development as well as general and administrative expenses.

Research and Development Expenses

The largest component of our total operating expenses has historically been, and we expect will continue to be, research and development. Research and development expenses consist primarily of:

●	salaries for research and development staff and related expenses, including employee benefits and share-based compensation expenses;

●	expenses for production of our product candidates by contract manufacturers;

●	expenses paid to contract research organizations and other third parties in connection with the performance of preclinical studies, clinical trials and related expenses;

●	expenses incurred under agreements with other third parties, including subcontractors, suppliers and consultants that conduct formulation development, regulatory activities and preclinical studies;

●	expenses incurred to acquire, develop and manufacture preclinical study and clinical trial materials.

Expenses on research activities is recognized in profit or loss when incurred. Development expenditures, including patent registration costs, are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and we intend to and have sufficient resources to complete development and to use or sell the asset. As of December 31, 2021, no development expenditures have met the recognition criteria and thus we have expensed all of our development expenditures as incurred.

We are currently focused on advancing our product candidates, and our future research and development expenses will depend on their clinical success. Research and development expenses will continue to be significant and will increase over at least the next several years as we continue to develop our product candidates and conduct preclinical studies and clinical trials of our product candidates.

We do not believe that it is possible at this time to accurately project total expenses required for us to reach commercialization of our product candidates. Due to the inherently unpredictable nature of preclinical and clinical development, we are unable to estimate with certainty the costs we will incur and the timelines that will be required in the continued development and approval of our product candidates. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. See “Risk Factors—Risks Related to Our Business and Strategy.” In addition, we cannot forecast which product candidates may be subject to future collaborations, if and when such arrangements will be entered into, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, including share-based compensation, related to directors, executive, finance, and human resource functions, facility costs and external professional service costs, including legal, accounting, marketing and audit services and other consulting fees.

We anticipate that our general and administrative expenses will increase in the future as we increase our administrative headcount and infrastructure to support our continued research and development programs and the potential approval and commercialization of our product candidates. We also anticipate that we will incur increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with Nasdaq and SEC requirements, director and officer insurance premiums, director compensation, and other costs associated with being a public company.

In addition, if any of our product candidates receives regulatory approval and if we determine to invest in building a commercial infrastructure to support the marketing of our products, we expect to incur greater expenses.

Financing income (Expenses), net

Our net financing expenses (income), net consist primarily of fair value revaluation of warrants, issuance costs and differences in the exchange rate between NIS and the U.S. Dollar.

Income Taxes

We have yet to generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses totaling approximately $3.96 million as of December 31, 2021. We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Results of Operations

Our results of operations for the years ended December 31, 2021 and 2020 were as follows:

	For the Years Ended December 31,
(U.S. dollars in thousands except share and per share data)	2021	2020
Statement of Operations:
Research and Development Expenses	(3,082)	(2,495)
General and Administrative Expenses	(2,505)	(393)
Operating Loss	(5,587)	(2,888)
Financing Expenses	(1,186)	(1)
Financing Income	2,732	61
Net Loss and Comprehensive Loss	(4,041)	(2,828)
Basic and Diluted Net Loss per Share	(0.65)	(0.51)
Weighted average number of shares outstanding used in computing basic and diluted net loss per share	6,243,411	5,519,061

Research and Development Expenses

The following table describes the breakdown of our research and development expenses for the indicated periods:

	For the Years Ended December 31,
(U.S. dollars in thousands except share and per share data)	2021	2020
Subcontractors and consultants	$628	452
Share-based compensation	1,969	1,804
Salaries and social benefits	447	227
Others	38	12
Total research and development expenses	$3,082	2,495

Our research and development expenses for the years ended December 31, 2021 and 2020 were $3,082 thousand and $2,495 thousand, respectively. The increase of $587 thousand, or 23%, is mainly attributed to (i) an increase of $220 thousand in salaries and social benefits, mainly due to additional compensation paid to our executive officers upon our IPO and an increase in the number of employees, (ii) an increase of $165 thousand in share-based compensation expenses due to grants of additional options and RSUs to our employees and service providers and (iii) an increase of $176 thousand in subcontractor and consulting expenses relating to clinical programs.

General and Administrative Expenses

The following table describes the breakdown of our general and administrative expenses for the indicated periods:

	For the year ended December 31,
	2021	2020
	U.S. dollars in thousands
Professional services	$372	49
Share-based compensation	1,849	257
Salaries and social benefits	74	52
Insurance	68	14
Traveling abroad	50	8
Others	92	13
	$2,505	393

Our general and administrative expenses for the years ended December 31, 2021 and 2020 were $2,505 thousand and $393 thousand, respectively. The increase of $2,112 thousand, or 537% was primarily attributable to (i) a $1,592 thousand increase in share-based compensation expenses due to grants of additional options and RSUs to our employees, directors and service providers and (ii) a $323 thousand increase in professional services expenses.

Financing Expenses

Our financing expenses for the years ended December 31, 2021 and 2020, were $1,186 thousand and $1 thousand, respectively. The increase of $1,185 thousand was primary attributable to $1,152 thousand of issuance costs with respect with the IPO allocated to the issuance of the Warrants and recorded in the statements of comprehensive loss and $32 thousand due to exchange rates.

Financing Income

Our financing income for the years ended December 31, 2021 and 2020 was $2,732 thousand and $61 thousand, respectively. The change in financing income was primarily attributable to revaluation of the warrants.

B. Liquidity and Capital Resources

Overview

Since our inception, we have incurred losses and negative cash flows from our operations. For the year ended December 31, 2021, we incurred a net loss of $4.04 million while net cash of $1.54 million was used in our operating activities. As of December 31, 2021, we had working capital of $10.77 million, and an accumulated deficit of $8.45 million. As of December 31, 2021, our cash and cash equivalents totaled approximately $11.06 million. Based on current expected level of operating expenditures, our cash resources as at December 31, 2021 and the $3.87 million received in March 2022 with respect to the exercise of certain warrants will be sufficient for at least the next twelve months beyond the date of the filing of our financial statements. Through December 31, 2021, we have financed our operations primarily through our initial public offering, private placements and crowd funding of equity securities. Total gross invested capital as of December 31, 2021 was $16.5 million, which included ordinary shares, SAFE Agreements, options and warrants to purchase ordinary shares. In May, June and July we received $0.80 million from SAFE agreement, in September 2021, we received an additional $1.23 million from previous investors as a result of their exercise of outstanding warrants, and in December 2021, we received gross proceeds of approximately $12.0 million from our initial public offering.

In March 2022, we received proceeds of $3.87 million from exercise of warrants.

Cash flows

The following table summarizes our statement of cash flows for the years ended December 31, 2021 and 2020:

	For the Years Ended December 31,
(U.S. dollars in thousands except share and per share data)	2021	2020
Net cash used in operating activities and exchange rates	$(1,521)	(695)
Net cash used in investing activities	(17)	(9)
Net cash provided by financing activities	11,902	508
(Decrease) increase in cash and cash equivalents	$10,364	(196)

Net cash used in operating activities

Net cash used in operating activities was $1,521 thousand and $695 thousand for the years ended December 31, 2021 and 2020, respectively. The $826 thousand increase was attributable primarily to the increase in our net loss, mainly due to an increase in (i) our research and development expenses relating to our clinical study and (ii) general and administrative expenses mainly due to an increase in professional services and salary and related benefits.

Net cash used in investing activities

Net cash used in investing activities was $17 thousand and $9 thousand for the years ended December 31, 2021 and 2020, respectively.

Net cash provided by financing activities

Net cash provided by financing activities was $11,902 thousand and $508 thousand for the years ended December 31, 2021 and 2020, respectively. The increase was due to the issuance of shares and warrants in our initial public offering, exercise of warrants and options and issuance of SAFE instruments.

Funding Requirements

Since our inception, almost all of our resources have been dedicated to the preclinical and clinical development of our lead product candidate, PrimeC. As of December 31, 2021, we had cash and cash equivalents of $11.06 million. We believe that our existing cash and cash equivalents, including the additional funds received or receivable after the balance sheet date upon the exercise of warrants described above, will be sufficient to fund the Company’s operations for a period of at least 12 months from the date of approval of our financial statements.

Our present and future funding requirements will depend on many factors, including, among other things:

●	the progress, timing and completion of clinical trials for PrimeC;

●	preclinical studies and clinical trials for our other product candidates;

●	the costs related to obtaining regulatory approval for PrimeC and any of our other product candidates, and any delays we may encounter as a result of regulatory requirements or adverse clinical trial results with respect to any of these product candidates;

●	selling, marketing and patent-related activities undertaken in connection with the commercialization of PrimeC and any of our other product candidates, and costs involved in the development of an effective sales and marketing organization;

●	the costs involved in filing and prosecuting patent applications and obtaining, maintaining and enforcing patents or defending against claims or infringements raised by third parties, and license royalties or other amounts we may be required to pay to obtain rights to third party intellectual property rights;

●	potential new product candidates we identify and attempt to develop; and

●	revenues we may derive either directly or in the form of royalty payments from future sales of PrimeC and any other product candidates.

For more information as to the risks associated with our future funding needs, see “Risk Factors — We will require substantial additional financing to achieve our goals, and a failure to obtain this capital when needed and on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, commercialization efforts or other operations.”

Contractual Obligations and Commitments

As of December 31, 2021, we did not have any material contractual obligation and commitments.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

C. Research and Development, Patents and Licenses

For a description of our research and development programs and the amounts that we have incurred over the last three years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Research and Development Expenses.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused that disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Policies and Use of Estimates

We describe our significant accounting policies and estimates in Note 3 to our annual financial statements contained elsewhere in this annual report. We believe that these accounting policies and estimates are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our financial statements in accordance with IFRS as issued by the IASB.

In preparing these financial statements, management has made judgments, estimates and assumptions that affect the application of our accounting policies and the reported amounts recognized in the financial statements. On a periodic basis, we evaluate our estimates, including those related to share-based compensation and derivatives. We base our estimates on historical experience, authoritative pronouncements and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. For more information, please see Note 2 to our annual financial statements contained elsewhere in this annual report.

Emerging Growth Company Status

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation;

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

●	an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We may take advantage of these exemptions for up to five years or until such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; (iii) the date on which we are deemed to be a large accelerated filer under the rules of the SEC; or (iv) the last day of the fiscal year following the fifth anniversary of our initial public offering. We may choose to take advantage of some but not all of these exemptions. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Given that we currently report and expect to continue to report our financial results under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information concerning our directors and senior management, including their ages, as of the date of this annual report:

Name	Position	Age
Executive Management
Alon Ben-Noon	Chief Executive Officer, Director	42
Or Eisenberg	Chief Financial Officer	40
Dr. Ferenc Tracik	Chief Medical Officer	58
Non-Executive Directors
Mark Leuchtenberger *	Chair of the Board of Directors	65
Cary Claiborne (1) (2) *	External Director	61
Christine Pellizzari (1) (2) *	External Director	54
Caren Deardorf (1) (2) *	Director	57
Dr. Revital Mandil-Levin (1) (3)	Director	47

(1)	Member of audit committee

(2)	Member of compensation committee

*	Independent director under Nasdaq rules

Executive Officers

Alon Ben-Noon, Chief Executive Officer, Director.

Alon Ben-Noon is our founder and has served as our chief executive officer and director since February 2017. Mr. Ben-Noon served as Chair of our board of director since our founding until October 1, 2021. From 2014 until 2017, Mr. Ben-Noon served as the founder and owner of MediCan Consulting, a pharmaceutical consulting firm that advised a number of successful pharmaceutical companies, including MediWound Ltd., Chiasma Inc., Teva Pharmaceutical Industries Limited, Sol-Gel Technologies Ltd., FutuRx Ltd., NeuroDerm Ltd. and others. Mr. Ben-Noon holds a B.S. in Industrial Engineering and an MBA from Ben-Gurion University.

Or Eisenberg, Chief Financial Officer.

Or Eisenberg has served as our chief financial officer since June 2021. Prior to joining the Company, Mr. Eisenberg served in various finance and executive leadership roles with Mawson Infrastructure Group Inc. (formerly Wize Pharma Inc.). From March 2015 until November 2017, Mr. Eisenberg served as the chief financial officer and acting chief executive officer of Wize Pharma Ltd. From November 2017 until August 2021, Mr. Eisenberg served as the chief financial officer, treasurer and secretary of Mawson. Since August 2021, Mr. Eisenberg has served as a consultant to Mawson. Mr. Eisenberg was previously the controller at the Katzir Fund Group and has served as the external chief financial officer for a number of companies with securities listed on the Tel Aviv Stock Exchange. Mr. Eisenberg began his career as an accountant with Ernst & Young. Mr. Eisenberg holds a B.A. in Economics and Accounting from Haifa University, and is a Certified Public Accountant registered in the State of Israel.

Dr. Ferenc Tracik, Chief Medical Officer.

Dr. Ferenc Tracik has served as our chief medical officer since December 1, 2021. Dr. Tracik has twenty years of experience in general management, medical affairs, clinical development and commercialization in the biotech industry. Before joining the Company, he served as the Global Head Medical of Orphazyme A/S. From May 2017 until November 2020, Dr. Tracik served as VP Medical Europe, Canada and Partner Markets of Biogen Inc. From November 2013 until April 2017, Dr. Tracik served in various positions at Teva Pharmaceutical Industries Limited, including Managing Director Specialty Medicines Germany. Dr. Tracik’s experience and expertise in therapy is extensive, and includes different disease areas such as CNS, respiratory, oncology, ophthalmology, infectious diseases, and transplantation), with a specific focus on neurodegenerative and neuro-autoimmune diseases. Before joining the pharmaceutical industry, Dr. Tracik worked at the university clinics of neurology at Charité Berlin and the university clinic of Innsbruck. Dr. Tracik holds a doctoral degree in human medicine from the Free University of Berlin.

Non-Executive Directors

The following is a brief summary of the business experience of the members of our board of directors who are not our executive officers.

Mark Leuchtenberger, Chair of the Board of Directors.

Mr. Leuchtenberger has served as the chair of our Board of Directors since October 1, 2021. Mr. Leuchtenberger has served as the executive chairman of Aleta Biotherapeutics Inc. since June 2019 and continues to serve in such role. From March 2017 until December 2019, Mr. Leuchtenberger was the chief executive officer of Brooklyn ImmunoTherapeutics Inc. During the years 2015-2016, Mr. Leuchtenberger was the president and chief executive officer, as well as a member of the Board of Directors at Chiasma, Inc. (NASDAQ: CHMA). Mr. Leuchtenberger had also filled president and chief executive officer positions at both Acusphere Inc. and Melinta Therapeutics Inc. (formerly Rib-X Pharmaceuticals Inc.). Mr. Leuchtenberger received his MBA from the Yale School of Management and his BA from Wake Forest University.

Cary Claiborne, Director.

Mr. Claiborne became a member of our board of directors immediately prior to the closing of our initial public offering and serves as an external director under the Companies Law. Mr. Claiborne has served as the Chief Operating Officer since December 2021 and a director since November 2021 for Adial Pharmaceuticals Inc. a public biopharmaceutical company. Prior to joining Adial, Mr. Claiborne served as the CEO of Prosperity Capital Management, LLC, a US based Private Investment and Advisory firm that he founded. From 2014 until 2017, Mr. Claiborne served as the Chief Financial Officer and board member of Indivior PLC. a public global commercial stage pharmaceutical company. Mr. Claiborne was also a director on the Board of Directors of New Generation Biofuels Inc. and MedicAlert Foundation, where he also served as the chair of the audit and finance committees. From 2011 to 2014, Mr. Claiborne was the Chief Financial Officer of Sucampo Pharmaceuticals Inc., a public global biopharmaceutical company focused on drug discovery, development, and commercialization. Mr. Claiborne graduated from Rutgers University with a B.A. in Business Administration. He also holds an M.B.A from Villanova University and was previously a NACD Governance Fellow.

Christine Pellizzari, Director.

Ms. Pellizzari became a member of our board of directors immediately prior to the closing of our initial public offering and serves as an external director under the Companies Law. Ms. Pellizzari has served as the Chief Legal Officer of Science 37 since July 2021. Prior to joining Science 37, Ms. Pellizzari served as the General Counsel and Corporate Secretary of Insmed, Inc., a public biotech company focused on serious and rare diseases, from 2013 to 2018 and as Chief Legal Officer from 2018 to 2021. She also currently serves on the board of directors of Tempest Therapeutics, a public clinical-stage oncology company, and Celsion Corporation, a public a clinical-stage development company focused on DNA mediated immunotherapy and next-generation nucleic vaccines. Prior to Insmed, Christine held various legal positions of increasing responsibility at Aegerion Pharmaceuticals, Inc., most recently as Executive Senior Vice President, General Counsel and Secretary. Prior to Aegerion, she served as Senior Vice President, General Counsel and Secretary of Dendrite International, Inc. Christine joined Dendrite from the law firm of Wilentz, Goldman & Spitzer, where she specialized in health care transactions and related regulatory matters. She has nearly three decades of relevant experience, including having served for over 25 years as CLO and General Counsel of publicly traded companies in biopharmaceutical and related industries. Christine earned her B.A. in Legal Studies from the University of Massachusetts, Amherst and J.D. from the University of Colorado School of Law.

Caren Deardorf, Director.

Ms. Deardorf became a member of our board of directors immediately prior to the closing of our initial public offering. Ms. Deardorf has more than 25 years of international biotechnology leadership experience across a range of companies and therapeutic areas. Ms. Deardorf has served as the chief commercial officer of Magenta Therapeutics, a clinical-stage company since July 2021 and continues to serve in such role. At Magenta, Ms. Deardorf is responsible for crafting and executing the commercial pipeline strategy. From May 2019 until May 2021, Ms. Deardorf served as the chief commercial officer at Ohana Biosciences and was responsible for developing a commercial strategy for fundraising and business development, including planning for the company’s first commercial product launch. From 2016 until 2019, Ms. Deardorf served as vice president, product development & commercialization at Biogen, where she helped execute the global launch of SPINRAZA® for spinal muscular atrophy, a rare condition. Ms. Deardorf also serves on the board of directors for the Pan Mass Challenge, a non-profit organization which has raised over $700 million for the Dana Farber Center Institute. Ms. Deardorf holds an MBA from Babson College and a bachelor of science degree in biology from Tufts University.

Dr. Revital Mandil-Levin, Director.

Dr. Mandil-Levin became a member of our board of directors in January 2022. Dr. Mandil-Levin has more than 15 years’ experience in biotech startups and product development in the pharmaceutical industry. She is currently the CEO and founder of Nanocarry Therapeutics Ltd., a private company developing a proprietary platform technology for the delivery of biologics across the blood-brain barrier for CNS indications. From September 2019 to November 2020, she served as VP Corporate Development of Anima Biotech, a private company with a novel approach for the discovery of small molecules involved in mRNA translation, and from April 2018 to February 2019, she served as Chief Business Development Officer of CollPlant Ltd. (NASDAQ: CLGN), a public regenerative and aesthetic medicine company. From January 2014 to February 2018, Dr. Mandil-Levin served as Vice President Business Development at NeuroDerm Ltd (NASDAQ: NDRM), a clinical-stage pharmaceutical company developing next-generation treatments for CNS disorders, where she had a major role in the acquisition of NeuroDerm by Mitsubishi Tanabe Pharma Corporation for $1.1 billion. From 2004 to 2013, Dr. Mandil-Levin served as Vice President Business Development at HealOr Ltd, a clinical-stage biopharmaceutical company that developed novel drugs for skin regeneration in hard to heal wounds and dermatological diseases. Prior to that she served as Business Development Manager at Proteologics Ltd. Dr. Mandil-Levin holds a PhD in Biochemistry from Bar-Ilan University, Israel and an MBA from the Israeli College of Management School of Business.

B. Compensation

The aggregate compensation, including share-based compensation, paid by us to our executive officers and directors for the year ended December 31, 2021 was approximately $1,993 thousand. This amount includes accruals to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

Below is an outline of compensation granted or paid to our executive officers during the year ended December 31, 2021. The value of equity compensation is determined based on accounting rules that involve certain assumptions and key variables, as discussed in Note 8 of our financial statements. Additionally, as each of our executives received an inaugural equity award in connection with our IPO, the accounting valuation of equity compensation for 2021 is not necessarily representative of our compensation practices for the future. Social benefits provided to management consist of payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds, vacation pay, and recuperation pay as mandated by Israeli law.

During the year ended December 31, 2021, we paid a base salary or other payments of $176 thousand to Mr. Ben-Noon, social benefits valued at $8 thousand and equity compensation valued at $232 thousand, for a total of $416 thousand. Mr. Ben-Noon does not receive extra compensation for his service as a member of the board of directors.

During the year ended December 31, 2021, we paid a base salary of $33 thousand to Mr. Eisenberg, social benefits valued at $5 thousand and equity compensation valued at $713 thousand, for a total of $751 thousand. From the commencement of his employment until our IPO, Mr. Eisenberg agreed to the minimum monthly salary allowed by Israeli law. The amount of equity compensation mentioned reflects the accounting value of options and vested RSUs as mentioned above.

During the year ended December 31, 2021, we paid a base salary of $25 thousand to Dr. Tracik, social benefits valued at $6 thousand, equity compensation valued at $92 thousand and other costs related to his employment with the Company of $5 thousand, for a total of $128 thousand.

During the year ended December 31, 2021, we paid a cash retainer of $20 thousand to Mr. Leuchtenberger and equity compensation valued at $663 thousand, for a total of $683 thousand.

During the year ended December 31, 2021, we paid a cash retainer of $3 thousand to each of Mr. Claiborne, Ms. Pellizzari, and Ms. Deardorf, and equity compensation valued at $6 thousand to Ms. Deardorf.

As of December 31, 2021, 216,000 RSUs and options to purchase 393,000 ordinary shares granted to our executive officers and directors were outstanding under our 2018 Plan at a weighted average exercise price of $3.32. Each option will expire ten years from the date of the grant thereof.

We pay each of our non-employee directors an annual retainer of $40,000 plus applicable VAT, with an additional annual payment for service on board committees as follows: $15,000 plus applicable VAT for the chairperson of any board committee (such additional payment for only one committee chair) and an additional amount of $10,000 plus VAT for membership on any board committee (such additional payment for up to two committees, provided that if a director is serving as chair of one committee and member of one or more other committees, such director would receive one payment as committee chair and one payment as committee member). In addition, each non-employee director was granted options to acquire 72,000 ordinary shares, one-third of which will vest one year from the grant date and the remainder to vest quarterly and become fully vested three years from the grant date at an exercise price equal to the closing price per share on Nasdaq on the closing date of our initial public offering (and in the case of external directors, at the closing price per share on the date of the shareholder meeting at which their appointment as external directors was ratified), subject to such director’s continued service through such date.

Equity Compensation. Since January 1, 2018, we have granted options to purchase our ordinary shares to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our 2018 Plan under “Management—2018 Employee Share Option Plan.” If our relationship with an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), all options that are vested will remain exercisable for 90 days after such termination. If the relationship is terminated due to the death of the executive officer or a director, the participant may exercise any portion of the options which have vested within 60 days of the death of the executive officer or a director, at any time but no later than the one year anniversary of the executive officer or a director’s death or the end of the term, whichever is earlier. If our relationship with an executive officer or a director is terminated by reason of retirement or disability the participant may exercise any portion of the options which have vested within 90 days of the executive officer or a director’s retirement or disability, at any time but no later than the one year anniversary of the executive officer or a director’s retirement or disability or the end of the term, whichever is earlier.

On November 7, 2021 the Company granted Mr. Ben-Noon 108,000 RSUs. The RSUs vest on a quarterly basis over three years, commencing December 13, 2021.

In July 2021, the Company granted Mr. Eisenberg options to purchase 21,000 shares at an exercise price of $0.03 per share. The options vested monthly over seven months commencing June 2021. Pursuant to his employment agreement, the Company agreed that to the extent the value of such options at the time of the Company’s IPO is less than $200,000, the Company shall grant additional options. In addition, on November 7, 2021, the Company granted Mr. Eisenberg 108,000 RSUs. The RSUs vest on a quarterly basis over three years, commencing December 13, 2021.

On November 7, 2021, the Company granted Dr. Tracik options to purchase 108,000 shares at a price of $3.51 per share. The options vest on a quarterly basis over three years, commencing December 13, 2021.

Exculpation, Indemnification and Insurance. Our amended and restated articles of association permit us to exculpate, indemnify and insure certain of our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with our office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, to the extent that these liabilities are not covered by insurance. See “Management—Exculpation, Insurance and Indemnification of Directors and Officers.”

Compensation Policy

Our compensation policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce executive officers’ incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

The compensation policy provides that compensation will be determined based on our executive officers’ respective positions, education, scope of responsibilities and contributions, and that we will consider the ratio between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, the total variable compensation components (cash bonuses and equity-based compensation) may not exceed 90% of each executive officer’s total compensation package with respect to any given calendar year.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than our chief executive officer will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by the chief executive officer. Performance objectives may be recommended by our chief executive officer and will be approved by the compensation committee (and, if required by law, by our board of directors). We may also grant annual cash bonuses to our executive officers on a discretionary basis.

The performance objectives and targets of our chief executive officer will be determined by our compensation committee and board of directors. Up to 30% of the chief executive officer’s annual cash bonus may be based on a discretionary evaluation of his overall performance by the compensation committee and the board of directors based on quantitative and qualitative criteria.

The equity-based compensation for our executive officers under the compensation policy is designed in a manner consistent with the underlying objectives for determining the base salary and the annual cash bonus. Primary objectives include enhancing the alignment between the executive officers’ interests and our long-term interests and those of our shareholders and strengthening the retention and the motivation of executive officers in the long term. Equity-based compensation may be granted in the form of options or other equity-based awards, such as restricted shares and restricted share units, in accordance with a share incentive plan. All equity-based incentive awards granted to executive officers will be subject to vesting periods in order to promote long-term retention of the grantee. Equity-based compensation will be granted from time to time and be awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, the compensation policy contains compensation recovery provisions that apply in the event of an accounting restatement enables our chief executive officer to approve immaterial changes in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance with our compensation policy) and allows us to exculpate, indemnify and insure our executive officers and directors subject to certain limitations as set forth therein.

The compensation policy also provides for compensation to the members of our board of directors either (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded on Stock Exchanges Outside of Israel) of 2000, as such regulations may be amended from time to time, or (ii) in accordance with the amounts determined in the compensation policy.

Employment and Consulting Agreements

Our employees are employed under the terms prescribed in their respective employment contracts. The employees are entitled to the social benefits prescribed by law and as otherwise provided in their agreements. These agreements each contain provisions standard for a company in our industry regarding non-competition, confidentiality of information and assignment of inventions. Under currently applicable labor laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. Each of the executive officers with whom we have entered into an employment or service agreement may be terminated with immediate effect if terminated for cause as defined in their respective agreements. In cases where an executive officer is terminated for cause they will not be entitled to receive any compensation during the notice period. See “Risk Factors—Risks Related to Our Business and Strategy” for a further description of the enforceability of non-competition clauses. We also provide certain of our employees with a company car, which is leased from a leasing company.

Our executive officers are also employed on the terms and conditions prescribed in their employment or service agreements or terms. These agreements and terms provide for notice periods of varying duration for termination of the agreement without cause, by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits.

C. Board Practices

Board of Directors

Under the Companies Law and our amended and restated articles of association, our business and affairs will be managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our chief executive officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our chief executive officer is appointed by, and serves at the discretion of, our board of directors, subject to the agreed upon employment terms approved by our shareholders. All other executive officers are appointed by the chief executive officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them. Under our amended and restated articles of association, other than external directors, for whom special election requirements apply under the Companies Law, as detailed below, the number of directors on our board of directors will be no less than five and no more than nine directors divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2022 and after, each year the term of office of only one class of directors will expire. Our directors who are not external directors will be divided among the three classes as follows:

●	the Class I director will be Dr. Revital Mandil-Levin, and her term will expire at our annual general meeting of shareholders to be held in 2022;

●	the Class II director will be Caren Deardorf, and her term will expire at our annual meeting of shareholders to be held in 2023; and

●	the Class III directors will be Alon Ben-Noon and Mark Leuchtenberger, and their term will expire at our annual meeting of shareholders to be held in 2024.

Cary Claiborne and Christine Pellizzarri serve as our external directors and each has a term of three years.

Our directors, aside from our external directors, are appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders, provided that (i) in the event of a contested election, the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting shall be determined by our board of directors in its discretion, and (ii) in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors. Each director, aside from our external directors, will hold office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed from office as described below.

Under our amended and restated articles of association, the approval of the holders of at least 66 2/3% of the total voting power of our shareholders is generally required to remove any of our directors (other than the external directors) from office and any amendment to this provision shall require the approval of at least 66 2/3% of the total voting power of our shareholders. In addition, vacancies on our board of directors may only be filled by a vote of a simple majority of the directors then in office.

A director so appointed will hold office until the next annual general meeting of our shareholders for the class of directors in respect of which the vacancy was created, or in the case of a vacancy due to the number of directors being less than the maximum number of directors stated in our amended and restated articles of association, until the next annual general meeting of our shareholders for the class of directors to which such director has been assigned by our board of directors.

Chair of the Board

Our amended and restated articles of association provide that the chair of the board is appointed by the members of the board of directors and serves as chair of the board throughout his or her term as a director, unless resolved otherwise by the board of directors. Under the Companies Law, in a public company, the chief executive officer (or any relative of the chief executive officer) may not serve as the chair of the board of directors, and the chair (or any relative of the chair) may not be vested with authorities of the chief executive officer without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

●	at least a majority of the shares of non-controlling shareholders or shareholders that do not have a personal interest in the approval voted at the meeting are voted in favor (disregarding abstentions); or

●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment voting against such appointment does not exceed 2% of the aggregate voting rights in the company.

The shareholders’ approval can be provided for a period of five years following an initial public offering, and subsequently, for additional periods of up to three years.

In addition, a person subordinated, directly or indirectly, to the chief executive officer may not serve as the chair of the board of directors; the chair of the board may not be vested with authorities that are granted to those subordinated to the chief executive officer; and the chair of the board may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chair of a subsidiary.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on Nasdaq, are generally required to appoint at least two external directors.

Pursuant to the regulations promulgated under the Companies Law, companies whose shares are traded on specified U.S. stock exchanges, including Nasdaq, which do not have a controlling shareholder (as such term is defined in the Companies Law) and which comply with the independent director requirements and the audit committee and compensation committee composition requirements of U.S. law and the U.S. stock exchange applicable to domestic issuers, may (but are not required to) elect to opt out of the requirement to maintain external directors and opt out of the composition requirements under the Companies Law with respect to the audit and compensation committees. We currently do not qualify for such exemption.

The provisions of the Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a meeting of shareholders, provided that either:

●	such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or

●	the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

The term “controlling shareholder” as used in the Companies Law for purposes of all matters related to external directors and for certain other purposes (such as the requirements related to appointment to the audit committee or compensation committee, as described below), means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint a majority of the directors of the company or its general manager. With respect to certain matters (various related party transactions), a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company. For the purpose of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

The initial term of an external director is three years. Thereafter, an external director may be re-elected, subject to certain circumstances and conditions, by shareholders to serve in that capacity for up to two additional three-year terms, provided that either:

(i)	his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such re-election exceeds 2% of the aggregate voting rights in the company, subject to additional restrictions set forth in the Companies Law with respect to affiliations of external director nominees;

(ii)	the external director proposed his or her own nomination, and such nomination was approved in accordance with the requirements described in the paragraph above; or

(iii)	his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director (as described above).

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including Nasdaq, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period(s) is beneficial to the company, and provided that the external director is re-elected subject to the same shareholder vote requirements (as described above regarding the re-election of external directors). Prior to the approval of the re-election of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment or violating their duty of loyalty to the company. An external director may also be removed by order of an Israeli court if, following a request made by a director or shareholder of the company, the court finds that such external director has ceased to meet the statutory qualifications for his or her appointment as stipulated in the Companies Law or has violated his or her duty of loyalty to the company.

If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a meeting of the shareholders as soon as practicable to appoint a replacement external director. Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as chair thereof. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

The Companies Law provides that a person is not qualified to be appointed as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no controlling shareholder or any shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director any affiliation or other disqualifying relationship with a person then serving as chair of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer.

The term “relative” is defined in the Companies Law as a spouse, sibling, parent, grandparent or descendant, a spouse’s sibling, parent or descendant and the spouse of each of the foregoing persons. Under the Companies Law, the term “affiliation” and the similar types of disqualifying relationships include (subject to certain exceptions):

●	an employment relationship;

●	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

●	control; and

●	service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “office holder” is defined in the Companies Law as a general manager (i.e., chief executive officer), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority, or ISA, or an Israeli stock exchange. A person may also not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

According to the Companies Law and regulations promulgated thereunder, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below); provided that at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Exchange Act, (ii) meets the independence requirements of Nasdaq rules for membership on the audit committee and (iii) has accounting and financial expertise as defined under the Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of the following: (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his or her position in the company or (iii) at least five years of experience serving in one of the following capacities or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Committees of the Board of Directors

Our board of directors has established the following standing committees.

Audit Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, one of whom must serve as chair of the committee. The audit committee may not include the (i) chair of the board; (ii) a controlling shareholder of the company; (iii) a relative of a controlling shareholder; (iv) a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or (v) a director who derives most of his or her income from a controlling shareholder. In addition, under the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. In general, an “unaffiliated director” under the Companies Law is defined as either an external director or as a director who meets the following criteria:

●	he or she meets the qualifications for being appointed as an external director, except for the requirement (i) that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed for trading outside of Israel) and (ii) for accounting and financial expertise or professional qualifications; and

●	he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in his or her service as a director shall not be deemed to interrupt the continuity of the service.

Each member of our audit committee (each, as identified in the second paragraph under “—Listing Requirements” below) is an unaffiliated director under the Companies Law, thereby fulfilling the foregoing Israeli law requirement for the composition of the audit committee.

Listing Requirements

Under the corporate governance rules of Nasdaq, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Our audit committee consists of Cary Claiborne, Christine Pellizzari and Caren Deardorf. Mr. Claiborne serves as the chair of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of Nasdaq. Our board of directors has determined that Mr. Claiborne is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of Nasdaq.

Our board of directors has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Audit Committee Role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which is consistent with the Companies Law, the SEC rules and the corporate governance rules of Nasdaq and includes:

●	retaining and terminating our independent auditors, subject to ratification by the board of directors, and in the case of retention, to ratification by the shareholders;

●	pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;

●	overseeing the independence, compensation and performance of the company’s independent auditors;

●	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

●	recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor;

●	identifying irregularities in our business administration by, among other things, consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;

●	reviewing policies and procedures with respect to transactions between the Company and officers and directors (other than transactions related to the compensation or terms of service of the officers and directors), or affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law; and

●	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Additionally, under the Companies Law, the role of the audit committee includes the identification of irregularities in our business management, among other things, by consulting with the internal auditor or our independent auditors and suggesting an appropriate course of action to the board of directors. In addition, the audit committee or the board of directors, as set forth in the articles of association of the company, is required to approve the yearly or periodic work plan proposed by the internal auditor. The audit committee is required to assess the company’s internal audit system and the performance of its internal auditor. The Companies Law also requires that the audit committee assess the scope of the work and compensation of the company’s external auditor. In addition, the audit committee is required to determine whether certain related party actions and transactions are “material” or “extraordinary” for the purpose of the requisite approval procedures under the Companies Law and whether certain transactions with a controlling shareholder will be subject to a competitive procedure.

The audit committee charter will state that in fulfilling its role the committee is empowered to conduct or authorize investigations into any matters within its scope of responsibilities.

Compensation Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee generally (subject to certain exceptions that do not apply to the Company) must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. The chair of the compensation committee must be an external director. Each compensation committee member who is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to who may not be a member of the compensation committee. Each member of our compensation committee (each, as identified in the second paragraph under “—Listing Requirements” below) fulfils the foregoing Israeli law requirements related to the composition of the compensation committee.

Listing Requirements

Under the corporate governance rules of Nasdaq, we are required to maintain a compensation committee consisting of at least two independent directors.

Our compensation committee consists of Christine Pellizzari, Cary Claiborne, and Dr. Revital Mandil Levin. Ms. Pellizzari serves as chair of the committee. Our board of directors has determined that each member of our compensation committee is independent under the corporate governance rules of Nasdaq, including the additional independence requirements applicable to the members of a compensation committee.

Compensation Committee Role

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

●	making recommendations to the board of directors with respect to the approval of the compensation policy for office holders and, once every three years, regarding any extensions to a compensation policy that was adopted for a period of more than three years;

●	reviewing the implementation of the compensation policy and periodically making recommendations to the board of directors with respect to any amendments or updates of the compensation policy;

●	resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and

●	exempting, under certain circumstances, transactions with our chief executive officer from the approval of our shareholders.

Our board of directors adopted a compensation committee charter setting forth the responsibilities of the committee, which is consistent with the corporate governance rules of Nasdaq and includes among others:

●	recommending to our board of directors for its approval a compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Companies Law;

●	reviewing and approving the granting of options and other incentive awards to our chief executive officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers, including evaluating their performance in light of such goals and objectives;

●	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and

●	administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards.

Compensation Policy Under the Companies Law

In general, under the Companies Law, a public company must have a compensation policy approved by its board of directors after receiving and considering the recommendations of the compensation committee. In addition, our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:

●	such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such compensation policy; or

●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy and who vote against the policy, does not exceed 2% of the aggregate voting rights in the Company.

In the event that the shareholders fail to approve the compensation policy in a duly convened meeting, the board of directors may nevertheless override that decision, provided that the compensation committee and then the board of directors decide, on the basis of detailed reasons and after further review of the compensation policy, that approval of the compensation policy is for the benefit of the company despite the failure of the shareholders to approve the policy.

If a company that adopts a compensation policy in advance of its initial public offering describes the policy in its prospectus for such offering, then that compensation policy shall be deemed validly adopted in accordance with the Companies Law and will remain in effect for term of five years from the date such company becomes a public company. Our compensation policy became effective immediately prior to the closing of our initial public offering and will be in force for an initial period of five years.

The compensation policy must be based on certain considerations, include certain provisions and reference certain matters as set forth in the Companies Law.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors as set forth in the Companies Law, including advancement of the company’s objectives, business plan and long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, experience, expertise and accomplishments of the relevant office holder;

●	the office holder’s position, responsibilities and prior compensation agreements with him or her;

●	the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost, the average and median salary of the employees of the company, as well as the impact of such disparities on the work relationships in the company;

●	if the terms of employment include variable components — the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

●	if the terms of employment include severance compensation — the term of employment or office of the office holder, the terms of his or her compensation during such period, the company’s performance during the such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other things:

●	with regard to variable components of compensation:

●	with the exception of office holders who report directly to the chief executive officer, provisions determining the variable components on the basis of long-term performance and on measurable criteria; however, the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, if such amount is not higher than three monthly salaries per annum, while taking into account such office holder’s contribution to the company; and

●	the ratio between variable and fixed components, as well as the limit on the values of variable components at the time of their grant.

●	a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of his or her terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

●	minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

●	a limit on retirement grants.

Our compensation policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce executive officers’ incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

The compensation policy provides that compensation will be determined based on our executive officers’ respective positions, education, scope of responsibilities and contributions, and that we will consider the ratio between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, the total variable compensation components (cash bonuses and equity-based compensation) may not exceed 90% of each executive officer’s total compensation package with respect to any given calendar year.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than our chief executive officer will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by the chief executive officer. Performance objectives may be recommended by our chief executive officer and will be approved by the compensation committee (and, if required by law, by our board of directors). We may also grant annual cash bonuses to our executive officers on a discretionary basis.

The performance objectives and targets of our chief executive officer will be determined by our compensation committee and board of directors. Up to 30% of the chief executive officer’s annual cash bonus may be based on a discretionary evaluation of his overall performance by the compensation committee and the board of directors based on quantitative and qualitative criteria.

The equity-based compensation for our executive officers under the compensation policy is designed in a manner consistent with the underlying objectives for determining the base salary and the annual cash bonus. Primary objectives include enhancing the alignment between the executive officers’ interests and our long-term interests and those of our shareholders and strengthening the retention and the motivation of executive officers in the long term. Equity-based compensation may be granted in the form of options or other equity-based awards, such as restricted shares and restricted share units, in accordance with a share incentive plan. All equity-based incentive awards granted to executive officers will be subject to vesting periods in order to promote long-term retention of the grantee. Equity-based compensation will be granted from time to time and be awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, the compensation policy contains compensation recovery provisions that apply in the event of an accounting restatement enables our chief executive officer to approve immaterial changes in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance with our compensation policy) and allows us to exculpate, indemnify and insure our executive officers and directors subject to certain limitations as set forth therein.

The compensation policy also provides for compensation to the members of our board of directors either (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded on Stock Exchanges Outside of Israel) of 2000, as such regulations may be amended from time to time, or (ii) in accordance with the amounts determined in the compensation policy.

Our compensation policy, which was approved by our board of directors on October 31, 2021 and by our shareholders on November 7, 2021, became effective immediately prior to the closing of our initial public offering and is filed as an exhibit to this annual report.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. On March 31, 2022, we have appointed an internal auditor.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company.

The duty of care includes a duty to use reasonable means to obtain:

●	information on the appropriateness of a given action submitted for his or her approval or performed by virtue of his or her position; and

●	all other important information pertaining to these actions.

The duty of loyalty includes a duty to:

●	refrain from any conflict of interest between the performance of his or her duties in the company and his or her personal affairs;

●	refrain from any activity that is competitive with the business of the company;

●	refrain from exploiting any business opportunity of the company in order to receive a personal gain for himself or herself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Under the Companies Law, a company may approve an act specified above which would otherwise constitute a breach of the office holder’s duty of loyalty, provided that the office holder acted in good faith, neither the act nor its approval harms the company and the office holder discloses his, her or its personal interest a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law setting forth, among other things, the appropriate organs of the company required to provide such approval and the methods of obtaining such approval.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may have, and all related material information known to him or her concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to the officer holder’s vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

If it is determined that an office holder has a personal interest in a non-extraordinary transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Any transaction that is adverse to the company’s interests may not be approved by the board of directors.

Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction, meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities.

A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors has a personal interest in the approval of such a transaction then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.

Pursuant to the Companies Law, compensation arrangements including insurance, indemnification or exculpation arrangements with office holders generally require compensation committee approval and subsequent approval by the board of directors. Compensation arrangements need to comply with the compensation policy of the company. In special circumstances, the compensation committee and the board of directors may approve compensation arrangements that do not comply with the compensation policy of the company, subject to the approval of a majority vote of the shares present and voting at a shareholders meeting, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed two percent of the company’s aggregate voting rights, or the Special Majority Vote for Compensation. In the event that the Special Majority Vote for Compensation is not obtained, the compensation committee and the board of directors may, subject to certain requirements stipulated in the Companies Law, reconsider the compensation arrangement and approve it, after a detailed review.

Certain disclosure and approval requirements apply under Israeli law to certain transactions with controlling shareholders, certain transactions in which a controlling shareholder has a personal interest and certain arrangements regarding the terms of service or employment of a controlling shareholder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder for these purposes.

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see “—Compensation of Directors and Executive Officers.”

Compensation of Directors and Executive Officers

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our compensation policy, then, the compensation committee and board of directors may approve such compensation under special circumstances, as long as they consider those provisions that must be included in the compensation policy according to the Companies Law, and provided that shareholder approval is obtained, which approval should satisfy one of the following:

●	at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the company.

Executive Officers (other than the Chief Executive Officer). The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors and (iii) if such compensation arrangement is inconsistent with the company’s compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

Chief Executive Officer. The Companies Law requires the approval of the compensation of a public company’s chief executive officer in the following order: (i) the company’s compensation committee, (ii) the company’s board of directors and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if they determine that the compensation arrangement is consistent with the company’s compensation policy, and that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate.

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

●	an amendment to the company’s amended and restated articles of association;

●	an increase of the company’s authorized share capital;

●	a merger; or

●	interested party transactions that require shareholder approval.

In addition, a shareholder has a general duty to refrain from discriminating against other shareholders. Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder as such term is used under the Companies Law, any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or exercise any other rights available to it under the company’s articles of association with respect to the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association include such a provision. A company may not exculpate in advance a director from liability arising from a breach of his or her duty of care in connection with a prohibited dividend or distribution to shareholders.

As permitted under the Companies Law, our amended and restated articles of association provide that we may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event:

●	a monetary liability incurred by or imposed on the office holder in favor of another person pursuant to a court judgment, including pursuant to a settlement confirmed as judgment or arbitrator’s decision approved by a competent court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

●	reasonable litigation expenses, including reasonable attorneys’ fees, which were incurred by the office holder as a result of an investigation or proceeding filed against the office holder by an authority authorized to conduct such investigation or proceeding, provided that such investigation or proceeding was either (i) concluded without the filing of an indictment against such office holder and without the imposition on him of any monetary obligation in lieu of a criminal proceeding, (ii) concluded without the filing of an indictment against the office holder but with the imposition of a monetary obligation on the office holder in lieu of criminal proceedings for an offense that does not require proof of criminal intent or (iii) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or which were imposed on the office holder by a court (i) in a proceeding instituted against him or her by the company, on its behalf, or by a third party, (ii) in connection with criminal indictment of which the office holder was acquitted or (iii) in a criminal indictment for which the office holder was convicted of an offense that does not require proof of criminal intent;

●	expenses he or she incurs as a result of administrative proceedings that may be instituted against him or her under Israeli securities laws, if applicable, and payments made to injured persons under specific circumstances thereunder; and

●	any other matter in respect of which it is permitted or will be permitted under applicable law to indemnify an office holder in the company.

As permitted under the Companies Law, our amended and restated articles of association provide that we may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder:

●	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of duty of care to the company or to another person, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a monetary liability imposed on the office holder in favor of a third party;

●	expenses he or she incurs as a result of administrative proceedings that may be instituted against him or her under the Israeli securities laws if applicable, and payments made to injured persons under specific circumstances thereunder; and

●	any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an office holder in the company.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

●	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to directors or controlling shareholders, their relatives and third parties in which controlling shareholders have a personal interest, also by the shareholders.

Our amended and restated articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by law. Our office holders are currently covered by a directors’ and officers’ liability insurance policy. As of the date of this annual report, no claims for directors’ and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our office holders, including our directors, in which indemnification is sought.

We have entered into agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, to the extent that these liabilities are not covered by insurance. This indemnification is limited, with respect to any monetary liability imposed in favor of a third party, to events determined as foreseeable by the board of directors based on our activities. The maximum aggregate amount of indemnification that we may pay to our office holders based on such indemnification agreement is the greater of (i) an amount equal to 25% of our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnity payment is made, and (ii) $25 million. Such indemnification amounts are in addition to any insurance amounts. These indemnification agreements supersede all previous letters of indemnification that we have provided to him or her in the past, if any. However, in the opinion of the SEC, indemnification of office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

D. Employees

As of March 31, 2022, we had eleven full and part time employees, most of whom work at our headquarters in Herzliya, Israel and the rest of whom work in office space in Cambridge, Massachusetts and Zurich, Switzerland.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity incentive plans are to attract, retain and reward personnel through the granting of equity-based compensation awards in order to increase shareholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

We have no collective bargaining agreements with our employees. We consider our relationship with our employees to be positive and have not experienced any major labor disputes.

E. Share Ownership

For information regarding the share ownership of our directors and executive officers, please see “Item 7.A. Major Shareholders.”

2018 Employee Share Option Plan

The 2018 Employee Share Option Plan, or the 2018 Plan, was adopted by our board of directors on December 16, 2018. The 2018 Plan provides for the grant of options to our employees, offices, directors, advisors and consultants in order to promote a close identity of interests between those individuals and the Company and/or an affiliate of the Company.

Shares Available for Grant. As of December 31, 2021, there were 309,630 ordinary shares available for issuance under the 2018 Plan. The number of shares reserved for issuance is subject to an annual increase to be added as of the first day of the Company’s fiscal year, equal to 4% of the total number of shares issued and outstanding on a fully-diluted basis as of the end of the immediately preceding fiscal year (or such lesser number of shares, including no shares, determined by the Board in its sole discretion). Ordinary shares subject to options granted under the 2018 Plan that expire or forfeited or otherwise terminated without having been exercised in full will become available again for future grant under the 2018 Plan. On October 31, 2021, our Board approved an amendment to the 2018 Plan to increase the number of shares reserved under this plan to 1,151,130.

Administration. Our board of directors, or a duly authorized committee of our board of directors, administers the 2018 Plan. Under the 2018 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2018 Plan, determine eligible participants, the number of options for each participant and the exercise price, time or times at which options will be granted, whether, to what extent, and under what circumstances an option may be settled, cancelled, forfeited, exchanged, or surrendered, any terms and conditions in addition to those specified in the 2018 Plan under which an option may be granted, accelerate the date of exercise of granted options, waive or amend 2018 Plan provisions relating to exercise of options, reduce the exercise price for any granted option and the terms and conditions under which a participant may elect to receive ordinary shares upon the exercise of the option or in exchange for the underlying shares and take any actions, as deemed necessary or advisable for the administration and implementation of the Plan.

Eligibility. The 2018 Plan provides for granting options in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version), 5721-1961, or the Ordinance, or, for options granted to consultants, advisors, service providers or controlling shareholders of the company, under Section 3(i) of the Ordinance. Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employee service providers and controlling shareholders may only be granted options under section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for the grantee, permits the issuance to a trustee under the “capital gain track.”

Grant. All options granted pursuant to the 2018 Plan will be evidenced by a grant letter. The grant letter will set forth the terms and conditions of the option grant, including the tax provision under which the option is granted, the tax track that the Company has elected according to the 2018 Plan (if applicable), the exercise price, the number of options granted to the participant, the date of grant and the vesting schedule. Each option will expire ten years from the date of the grant thereof, unless such shorter term of expiration is otherwise designated by the administrator.

Exercise. An option under the 2018 Plan may be exercised by providing the company with an exercise notice in a form prescribed by the administrator, including the identity of the participant, the number of options to be exercised and the exercise price to be paid and full payment of the exercise price for such shares underlying the option, in such manner as determined by the administrator. An option may not be exercised for fractional shares.

Transferability. Options may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent

Termination of Employment. In the event of termination of a participant’s employment or service with the company or any of its affiliates and except as described below, all vested and exercisable options held by such as of the date of termination may be exercised within ninety days after such date of termination, unless otherwise provided by the administrator. All other options held by such participant will expire upon the date of termination of employment.

In the event of termination of a participant’s employment or service with the company or any of its affiliates for cause, all unexercised options held by such participant, whether vested or not on the date of termination will expire on the date of such termination and any unvested options Shares shall terminate and expire on the day the Participant has been notified of his/her dismissal, or on such earlier date as the Administrator may determine.

In the event of termination of a participant’s employment or service with the company or any of its affiliates due to such participant’s death, all options held by such participant as of the date of termination to the extent they are vested with sixty days of the participant’s death, may be exercised by the participant’s estate, personal representative or beneficiaries at any time but not later than the earlier of: (i) the one-year anniversary of the participant’s death or (ii) the end of the term of the options.

In the event of termination of an participant’s employment or service with the company or any of its affiliates by reason of retirement or disability of the participant, the participant may exercise any portion of the options which have vested within the ninety days period following the date of retirement or disability, at any time but not later than the earlier of: (i) the one-year anniversary of the participant’s retirement or disability, as the case may be; or (ii) the end of the term of the options. All other options for the benefit of a participant and which have not vested within such 90 days period shall expire upon the date of retirement or disability, as applicable.

Transactions. In the event of a stock split, reverse stock split, combination, reclassification, the payment of a stock dividend, or any other increase or decrease in the number of issued shares effected without receipt of consideration by the company (but not including the conversion of any convertible securities of the company), the administrator in its sole discretion shall make an appropriate adjustment in the number of shares related to each outstanding option, the number of shares reserved for issuance under the 2018 Plan, and the exercise price per share of each outstanding option. Except as expressly provided therein, no issuance by the company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to an option.

In the event a sale of all or substantially all of the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries; or a sale of all or substantially all of the shares of the share capital of the Company whether by a single transaction or a series of related transactions which occur either over a period of 12 months or within the scope of the same acquisition agreement; or a merger, consolidation or like transaction of the Company with or into another corporation in which the Company is not the surviving entity, including a reverse triangular merger but excluding a re-organization as defined under the 2018 Plan (any of the foregoing, a “Transaction”), any and all outstanding and unexercised unvested options will be cancelled for no consideration, unless determined otherwise by the Administrator, and the Administrator at its sole and absolute discretion may decide: (i) if and how the unvested options, as the case may be, shall be canceled, exchanged, assumed, replaced, repurchased or accelerated, (ii) if and how vested options shall be exercised, exchanged, assumed, replaced and/or sold by the Trustee or the Company on behalf of the participants, including determining that all unexercised vested options shall be cancelled for no consideration upon a Transaction; (iii) how underlying shares issued upon exercise of the options granted under of the trust tracks and held by the trustee under Section 102 of the Ordinance on behalf of participants shall be replaced and/or sold by the trustee on behalf of these participant; and (iv) how any treatment of options and underlying shares may be made subject to any payment or escrow arrangement, or any other arrangement determined within the scope of the Transaction in relation to options and underlying shares of the Company.

In the case of assumption and/or substitution of options, appropriate adjustments shall be made so as to reflect such action and all other terms and conditions of the grant letter shall remain unchanged, including but not limited to the vesting schedule, all subject to the determination of the Board, which its determination shall be at its sole discretion and final. The grant of any substitutes for the options to participants further to a Transaction will be considered to be in full compliance with the terms of this Plan. The value of the exchanged options pursuant to this provision will be determined in good faith solely by the Board, based on the fair market value as defined in the 2018 Plan, and its decision shall be final and binding on all the participants.

Without derogating from the above, in the event of a Transaction the Board may, at its sole discretion, require the participants to exercise all vested options within a set time period and sell all of their shares on the same terms and conditions as applicable to the other shareholders selling their Company shares as part of the Transaction. Each participant acknowledges and agrees that the Board shall be entitled, subject to any applicable law, to authorize any one of its members to sign any agreement and any share transfer deeds in customary form with respect to the shares held by such participant and that such agreement and share transfer deed, as applicable, shall bind the participant.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table presents information relating to the beneficial ownership of our ordinary shares as of March 31, 2022, for:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;

●	each of our executive officers and directors; and

●	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of the date of this annual report to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 10,943,534 ordinary shares outstanding as of March 22, 2022.

Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Except where otherwise indicated, each shareholder’s address is c/o NeuroSense Therapeutics Ltd., 11 HaMenofim Street, Building B, Herzliya 4672562 Israel.

Shareholder	Number	Percent
5% Shareholders
Alon Ben-Noon(1)%	3,000,600	25.88%
Ariel Gordon(2)%	1,037,407	8.94%
E Europe Limited(3)%	602,502	5.20%

Executive Officers and Directors
Alon Ben-Noon %	3,000,600	25.88%
Or Eisenberg(4)%	166,500	1.43%
Dr. Ferenc Tracik	-	-
Mark Leuchtenberger	12,000	* %
Cary Claiborne	-	-
Caren Deardorf	-	-
Christine Pellizzari	-	-
Revital Mandil-Levin	7,002	* %
All executive officers and directors, as a group %	3,186,102	27.40%

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)	Consists of 3,000,600 ordinary shares.
(2)	Consists of 1,037,407 ordinary shares.
(3)	Consists of 602,502 ordinary shares. E Europe Limited exercised warrants to purchase 450,000 of our ordinary shares for $300,000 on August 31, 2021. E Europe Limited is a private company whose shares are held equally by Line Nominees Limited and Line Holdings Limited, as bare nominees for Line Trust Corporation Limited, a professional trustee company, in its capacity as trustee of a discretionary settlement constituted under the laws of Gibraltar, with the potential beneficiaries being certain of the remoter issue of Mr. Conrad Morris. E Europe Limited is ultimately controlled by its board of directors, and its directors have the power to vote and dispose of the Company ordinary shares held by E Europe Limited. Mr. Grahame Jackson is the sole member of E Europe Limited’s board of directors, and he may be deemed to beneficially own the securities held by E Europe Limited. The principal address of E Europe Limited is c/o Grahame Jackson, Madison Building, Midtown, Queensway GX11 1AA, Gibraltar.
(4)	Consists of 145,500 ordinary shares and options to purchase 21,000 ordinary shares that are exercisable within 60 days of March 31, 2021. Or Eisenberg exercised warrants to purchase 145,500 of our ordinary shares for $97,000 on September 14, 2021.

Holdings by U.S. Shareholders

As of December 31, 2021, six U.S. record holders held in the aggregate 11.04% of our ordinary shares.

B. Related Party Transactions

Financing Transactions

Share Purchase Agreement with Dagi Ben-Noon. On January 27, 2019, the Company and Dagi Ben-Noon, the brother of Alon Ben-Noon, our chief executive officer, signed a share purchase agreement pursuant to which we sold an aggregate of 45,000 of our ordinary shares at a price per share of $0.67 for an aggregate purchase price of $30,000. This share purchase agreement also provides for warrants to acquire up to 180,000 additional ordinary shares at a price per share of $0.67. The warrants may be exercised until December 31, 2021 but, may be exercised in no more than four parts. The Company was required to use the proceeds from this transaction to fund research and development, sales and marketing and other operating expenses.

Dagi Ben-Noon entered into assignment agreements on September 10, 2021 to assign warrants for 60,000 and 120,000 of our ordinary shares to Margi Ben-Noon and Zeev Eisenberg, respectively. Zeev Eisenberg, the father of Or Eisenberg, exercised the assigned warrants to purchase 120,000 of our ordinary shares for $80,000 on September 14, 2021.

Share Purchase Agreement with Margi Ben-Noon. On December 23, 2018, the Company and Margi Ben-Noon, the mother of Alon Ben-Noon, our chief executive officer, signed a share purchase agreement pursuant to which we sold an aggregate of 30,000 of our ordinary shares at a price per share of $0.67 for an aggregate purchase price of $20,000. This share purchase agreement also provides for warrants to acquire up to 120,000 additional ordinary shares at a price per share of $0.67. The warrants may be exercised until December 31, 2021 but, may be exercised in no more than four parts. The Company was required to use the proceeds from this transaction to fund research and development, sales and marketing and other operating expenses.

Margi Ben-Noon exercised warrants to purchase 180,000 of our ordinary shares for $120,000 on September 14, 2021.

Share Purchase Agreement with Yael Goren. On January 27, 2019, the Company and Yael Goren, the partner of Alon Ben-Noon, our chief executive officer, signed a share purchase agreement pursuant to which we sold an aggregate of 15,000 of our ordinary shares at a price per share of $0.67 for an aggregate purchase price of $10,000. This share purchase agreement also provides for warrants to acquire up to 60,000 additional ordinary shares at a price per share of $0.67. The warrants may be exercised until December 31, 2021 but, may be exercised in no more than four parts. The Company was required to use the proceeds from this transaction to fund research and development, sales and marketing and other operating expenses.

Yael Goren exercised warrants to purchase 60,000 of our ordinary shares for $40,000 on August 26, 2021.

Share Purchase Agreement with Yanai Meck Ben Nun. On January 27, 2019, the Company and Yanai Meck Ben Nun, the brother-in-law of Alon Ben-Noon, our chief executive officer, signed a share purchase agreement pursuant to which we sold an aggregate of 15,000 of our ordinary shares at a price per share of $0.67 for an aggregate purchase price of $10,000. This share purchase agreement also provides for warrants to acquire up to 60,000 additional ordinary shares at a price per share of $0.67. The warrants may be exercised until December 31, 2021 but may be exercised in no more than four parts. The Company was required to use the proceeds from this transaction to fund research and development, sales and marketing and other operating expenses.

Yanai Meck Ben Nun exercised warrants to purchase 60,000 of our ordinary shares for $40,000 on August 28, 2021.

Share Purchase Agreement with Itzhak Krinsky. On December 30, 2018, the Company and Itzhak Krinsky, a former member of our board of directors, signed a share purchase agreement pursuant to which we sold an aggregate of 15,000 of our ordinary shares at a price per share of $0.67 for an aggregate purchase price of $10,000. This share purchase agreement also provides for warrants to acquire up to 60,000 additional ordinary shares at a price per share of $0.67. The warrants may be exercised until December 31, 2021 but may be exercised in no more than four parts. The Company was required to use the proceeds from this transaction to fund research and development, sales and marketing and other operating expenses.

Itzhak Krinsky waived his warrants to purchase 60,000 of our ordinary shares on August 3, 2021.

In October 2021, Mr. Krinsky exercised his outstanding options to purchase 15,000 ordinary shares at an exercise price of $0.03.

Share Purchase Agreement with Gil Hakim. On January 17, 2019, the Company and Gil Hakim, a former member of our board of directors, signed a share purchase agreement pursuant to which we sold an aggregate of 75,000 of our ordinary shares at a price per share of $0.67 for an aggregate purchase price of $50,000. This share purchase agreement also provides for warrants to acquire up to 300,000 additional ordinary shares at a price per share of $0.67. The warrants may be exercised until December 31, 2021 but may be exercised in no more than four parts. The Company was required to use the proceeds from this transaction to fund research and development, sales and marketing and other operating expenses.

Gil Hakim exercised warrants to acquire 225,000 of our ordinary shares for $150,000 on August 15, 2021, while simultaneously waiving warrants to acquire 75,000 of our ordinary shares.

In October 2021, Mr. Hakim exercised his outstanding options to purchase 15,000 ordinary shares at an exercise price of $0.03.

Share Purchase Agreement with Amir Gross. On January 17, 2019, the Company and Amir Gross, a former member of our board of directors, signed a share purchase agreement pursuant to which we sold an aggregate of 45,000 of our ordinary shares at a price per share of $0.67 for an aggregate purchase price of $30,000. This share purchase agreement also provides for warrants to acquire up to 180,000 additional ordinary shares at a price per share of $0.67. The warrants may be exercised until December 31, 2021 but may be exercised in no more than four parts. The Company was required to use the proceeds from this transaction to fund research and development, sales and marketing and other operating expenses.

Amir Gross exercised warrants to acquire 45,000 of our ordinary shares for $30,000 on September 12, 2021. Amir Gross entered into an assignment agreement on September 10, 2021 to assign warrants for 135,000 of our ordinary shares to Or Eisenberg, our chief financial officer.

In October 2021, Mr. Gross exercised his outstanding options to purchase 15,000 ordinary shares at an exercise price of $0.03.

Share Purchase Agreements with Ariel Gordon. On February 8, 2018, the Company and Ariel Gordon, one of our major shareholders, signed a share purchase agreement pursuant to which we sold an aggregate of 338,190 of our ordinary shares at a price per share of $0.29 for an aggregate purchase price of $100,000. This share purchase agreement also provides for warrants to acquire up to 338,190 additional ordinary shares at a price per share of $0.29. The warrants were required to be exercised, only in full, until the earlier of (i) the closing of a financing round which raises at least $500,000 and (ii) six months following the closing of this share purchase agreement. Mr. Gordon exercised his warrants in full on May 24, 2018. The Company was required to use the proceeds from this transaction to fund research and development, sales and marketing and other operating expenses. So long as Mr. Gordon holds 2.5% of our share capital, on a fully diluted basis, he will be entitled to receive a copy of our annual financial statements, within 90 days of the end of our fiscal year, and a copy of our quarterly financial statements, within 45 days of the end of our quarter. Mr. Gordon is also entitled to information with respect to our research and development programs.

On December 24, 2018, we entered into a second share purchase agreement with Mr. Gordon. Pursuant to this second share purchase agreement we sold 75,000 ordinary shares at a price per share of $0.67 for an aggregate purchase price of $50,000. This share purchase agreement also provides for warrants to acquire up to 300,000 additional ordinary shares at a price per share of $0.67. The warrants may be exercised until December 31, 2021 but may be exercised in no more than four parts.

Ariel Gordon exercised warrants to acquire 270,000 of our ordinary shares for $180,000 on September 6, 2021. Ariel Gordon entered into assignment agreements on September 2, 2021 to assign warrants for 10,500, 15,000 and 4,500 of our ordinary shares to Or Eisenberg, Roni Einav and Masha Niv, respectively. Roni Einav and Masha Niv exercised the assigned warrants to purchase 15,000 and 4,500 of our ordinary shares for $10,000 and $3,000, respectively, on September 14, 2021.

Chief Executive Officer Loan. On October 8, 2017, we entered into an Owner’s Loan Agreement, or the Owner’s Loan, with Alon Ben-Noon, our chief executive officer, whereby we received a loan of NIS 10,000. The loan bore an interest rate equal to the minimum interest rate required under Section 3(i) of the Israeli Income Tax Ordinance (New Version) 7521-1961. The Owner’s Loan was repaid in full on May 16, 2019 and in connection with us repaying the principal amount, Mr. Ben-Noon waived all the accrued interest owed by us pursuant to the terms of the Owner’s Loan. In total, the Company paid NIS 10,000 pursuant to the terms of the Owner’s Loan.

Crowdfunding Financing

On February 18, 2020, we closed a second crowdfunding financing round in which we sold an aggregate of 370,356 of our ordinary shares at a price per share of NIS 5. Several related parties purchased our ordinary shares in this funding round in the amount and for the total consideration set out below.

Investor	Ordinary Shares	Total Purchase Price
Ariel Gordon	6,000	NIS	30,000
Margi Ben-Noon	12,600	NIS	63,000
Yael Goren	1,200	NIS	6,000
Yanai Meck Ben Nun	600	NIS	3,000
Itzhak Krinsky	2,280	NIS	11,400

On April 26, 2020, we closed a third crowdfunding financing round in which we sold an aggregate of 47,688 of our ordinary shares at a price per share of NIS 5. Several related parties purchased our ordinary shares in this funding round in the amount and for the total consideration set out below.

Investor	Ordinary Shares	Total Purchase Price
Ariel Gordon	627	NIS	3,135
Margi Ben-Noon	375	NIS	1,875
Yael Goren	375	NIS	1,875

IP Transactions

On April 22, 2019, we entered into an assignment agreement with Alon Ben-Noon, our chief executive officer, pursuant to which he assigned us the full and exclusive rights to “methods and compositions of anti-inflammatory drug and dicer activator for treatment of neuronal diseases,” an invention in the United States related to our PrimeC product candidate. The assignment included any and all patents which may be granted in the United States under the invention. We paid one dollar as consideration for the assignment.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Financial Statements and Other Financial Information

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Legal Proceedings

We are not currently a party to any material legal proceedings.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares and we anticipate that, for the foreseeable future, we will retain any future earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends for at least the next several years. See “Risk Factors—Risks Related to an Investment in Our Ordinary Shares and Warrants.”

The distribution of dividends may also be limited by the Companies Law, which permits the distribution of dividends only out of retained earnings or earnings derived over the two most recent fiscal years, whichever is higher, provided that there is no reasonable concern that payment of a dividend will prevent a company from satisfying its existing and foreseeable obligations as they become due. As of December 31, 2021, we did not have distributable earnings pursuant to the Companies Law. Dividend distributions may be determined by our board of directors, as our amended and restated articles of association do not provide that such distributions require shareholder approval.

B. Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2021.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Ordinary Shares and Warrants have been trading on The Nasdaq Capital Market under the symbol “NRSN” and "WNRSN", respectively, since December 9, 2021. Prior to that date, there was no public trading market for our Ordinary Shares or Warrants. Our initial public offering of units comprised of one Ordinary Share and one Warrant was priced at $6.00 per unit.

On April 13, 2022, the last reported closing price of our Ordinary Shares on The Nasdaq Capital Market was $2.185 per share.

On April 13, 2022, the last reported closing price of our Warrants on The Nasdaq Capital Market was $0.51 per warrant.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares and Warrants are listed and traded on The Nasdaq Capital Market under the symbols “NRSN” and “NRSNW,” respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

General

Our authorized share capital consists of 60,000,000 ordinary shares, no par value per share.

All of our outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

Registration Number and Purpose

Our registration number with the Israeli Registrar of Companies, or IRC, is 51-5610822. Our purpose as set forth in our amended and restated articles of association is to engage in any lawful activity.

Voting Rights and Conversion

All ordinary shares will have identical voting and other rights in all respects. None of our major shareholders have different voting rights than our other shareholders.

Transfer of Shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our amended and restated articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our amended and restated articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Liability to Further Capital Calls

Our board of directors may make, from time to time, such calls as it may deem fit upon shareholders with respect to any sum unpaid with respect to shares held by such shareholders, which is not payable at a fixed time. Such shareholder shall pay the amount of every call so made upon him. Unless otherwise stipulated by the board of directors, each payment in response to a call shall be deemed to constitute a pro rata payment on account of all shares with respect to which such call was made. A shareholder shall not be entitled to his rights as shareholder, including the right to dividends, unless such shareholder has fully paid all the notices of call delivered to him, or which according to our amended and restated articles of association are deemed to have been delivered to him, together with interest, linkage and expenses, if any, unless otherwise determined by the board of directors.

Business Combinations

Under our amended and restated articles of association, we may not engage in any “business combinations” with any “interested shareholder” for a three-year period following the time that such shareholder became an interested shareholder, unless:

●	prior to the time that such shareholder became an interested shareholder, our board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

●	upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting shares outstanding at the time the transaction commenced, excluding for purposes of determining our voting shares outstanding (but not the outstanding voting shares owned by the interested shareholder) those shares owned by persons who are directors and also officers; or

●	at the time that such shareholder became an interested shareholder, or subsequent to such time, the business combination is approved by our board of directors and authorized at a general meeting of shareholders by the affirmative vote of at least 66 2/3% of our voting shares outstanding that are not owned by the interested shareholder.

Generally, a “business combination” includes any merger, consolidation, sale or other transaction resulting in a financial benefit to the interested shareholder. Subject to certain exceptions, an “interested shareholder” is any person (other than us and any of our direct or indirect majority-owned subsidiaries) who, together with such person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting shares.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested shareholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the shareholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect our directors, subject to the special approval requirements for external directors under the Companies Law described under “Management—External Directors.”

Under our amended and restated articles of association, the number of directors on our board of directors must be no less than three and no more than nine, including any external directors required to be appointed under the Companies Law. The minimum and maximum number of directors may be changed, at any time and from time to time, by a special vote of the holders of at least 66 2/3 of our outstanding shares.

Other than external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote. In addition, under our amended and restated articles of association, our board of directors may elect new directors to fill vacancies (whether such vacancy is due to a director no longer serving or due to the number of directors serving being less than the maximum required in our amended and restated articles of association), provided that the total number of directors shall not, at any time, exceed nine directors and provided that our board of directors may not elect external directors. Our amended and restated articles of association provide that the term of a director appointed by our board of directors to fill any vacancy will be for the remaining term of office of the director(s) whose office(s) have been vacated. Furthermore, under our amended and restated articles of association, our directors, other than external directors, are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of 1/3 of the total number of directors constituting the entire board of directors (other than the external directors). For a more detailed description on the composition of our board of election procedures of our directors, other than our external directors, see “Management—Board of Directors.”

External directors are elected for an initial term of three years, may be elected for additional three-year terms, and may be removed from office pursuant to the terms of the Companies Law. For further information on the election and removal of external directors, see “Management—External Directors.”

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our amended and restated articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements (less the amount of previously distributed dividends, if not reduced from the earnings), provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, then we may distribute dividends only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and, if applicable, the court determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All general meetings other than the annual meeting of shareholders are referred to in our amended and restated articles of association as special meetings. Our board of directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting upon the written request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting may request that the board of directors include a matter in the agenda of a general meeting to be convened in the future, such as nominating a director candidate, provided that it is appropriate to discuss such a matter at the general meeting. Our amended and restated articles of association contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for shareholders meetings.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding, among other things, the following matters must be passed at a general meeting of our shareholders:

●	amendments to our amended and restated articles of association;

●	appointment or termination of our auditors;

●	election of directors, including external directors (unless otherwise determined in our amended and restated articles of association);

●	approval of certain related party transactions;

●	increases or reductions of our authorized share capital;

●	a merger; and

●	the exercise of our board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

Under our amended and restated articles of association, we are not required to give notice to our registered shareholders pursuant to the Companies Law, unless otherwise required by law. The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, or as otherwise required under applicable law, notice must be provided at least 35 days prior to the meeting. Under the Companies Law, shareholders of a public company are not permitted to take action by written consent in lieu of a meeting.

Voting Rights

Quorum Requirements

Pursuant to our amended and restated articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. Under our amended and restated articles of association, the quorum required for general meetings of shareholders must consist of at least two shareholders present in person or by proxy (including by voting deed) holding 25% or more of our voting rights. A meeting adjourned for lack of a quorum will generally be adjourned to the same day of the following week at the same time and place, or to such other day, time or place as indicated by our board of directors if so specified in the notice of the meeting. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Requirements

Our amended and restated articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our amended and restated articles of association.

Our amended and restated articles of association provide that all resolutions of our board of directors require a simple majority vote of the directors present and voting at such meeting, unless otherwise required by the Companies Law or by our amended and restated articles of association. Pursuant to our amended and restated articles of association, in the event the vote is tied, the chair of the board of directors will have a casting vote.

Pursuant to our amended and restated articles of association, an amendment to our articles of association regarding any change of the composition or election procedures of our directors will require a special majority vote (66⅔%). In addition, any change to the rights and privileges of the holders of any class of our shares requires a simple majority of the class so affected (or otherwise in accordance with the terms of such class), in addition to the simple majority vote of all classes of shares voting together as a single class at a shareholder meeting.

Under the Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires the approval described above under “Management—Approval of Related Party Transactions under Israeli Law—Fiduciary Duties of Directors and Officers.” Certain transactions with respect to remuneration of our office holders and directors require further approvals described above under “Management—Approval of Related Party Transactions under Israeli Law—Fiduciary Duties of Directors and Officers.” Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person or by proxy and voting on the resolution.

Access to Corporate Records

Under the Companies Law, shareholders are provided access to: minutes of our general meetings; our shareholders register and material shareholders register, our amended and restated articles of association, our financial statements and any document that we are required by law to file publicly with the Israeli Companies Registrar or the ISA. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Modification of Class Rights

Under the Companies Law and our amended and restated articles of association, the rights attached to any class of share, such as voting, liquidation and dividend rights, may be amended by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting, or otherwise in accordance with the terms of such class of shares, in addition to the simple majority vote of all classes of shares voting together as a single class at a shareholder meeting, as set forth in our amended and restated articles of association.

Acquisitions Under Israeli Law

Full Tender Offer. A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If (a) the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer. The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser and its controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer or any other person acting on their behalf, including the relatives and entities under such person’s control). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, by a majority vote of each party’s shares, and, in the case of the target company, a majority vote of each class of its shares, voted on the proposed merger at a shareholders meeting.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders. See “Management—Approval of Related Party Transactions under Israeli Law—Fiduciary Duties of Directors and Officers—Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions.”

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value to the parties to the merger and the consideration offered to the shareholders of the company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the IRC and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Israeli tax law treats some acquisitions, such as share-for-share exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such share-for-share swap.

Anti-Takeover Measures Under Israeli Law

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. No preferred shares are authorized under our amended and restated articles of association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our amended and restated articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law as described above in “—Voting Rights.”

Borrowing Powers

Pursuant to the Companies Law and our amended and restated articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our amended and restated articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in Capital

Our amended and restated articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly adopted by our shareholders at a general meeting. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

Establishment

We were incorporated under the laws of the State of Israel on February 13, 2017. We are registered with the IRC.

Exclusive Forum

Our amended and restated articles of association provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may increase the costs associated with such lawsuits, which may discourage such lawsuits against us and our directors, officers and employees.

This exclusive forum provision would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which U.S. federal courts would have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Alternatively, if a court were to find these provisions of our amended and restated articles of association inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Our amended and restated articles of association also provide that unless we consent in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting a breach of a fiduciary duty owed by any of our directors, officers or other employees to the Company or our shareholders or any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law.

Any person or entity purchasing or otherwise acquiring any interest in our share capital shall be deemed to have notice of and to have consented to these choice of forum provisions.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares and Warrants is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.

C. Material Contracts

For a description of other material agreements, please see “Item 4. Information on the Company – B. Business Overview.”

D. Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of certain countries that are, or have been, in a state of war with Israel at such time.

E. Taxation

Israeli Tax Considerations and Government Programs

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our securities offered hereby. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations

The following is a brief summary of certain material Israeli tax laws applicable to us, and certain Israeli government programs that benefit us. This section also contains a discussion of certain material Israeli tax consequences concerning the ownership and disposition of our securities offered hereby. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. The discussion is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below, possibly with a retroactive effect.

THEREFORE, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR SECURITIES OFFERED HEREBY, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax at a flat rate. In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), or EEL which reduced the corporate income tax rate from 25% to 24% effective from January 1, 2017, and to 23% effective from January 1, 2018 and thereafter. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Preferred Enterprise, a Benefited Enterprise or a Technological Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, or IEL, provides several tax benefits for “Industrial Companies.” We may qualify as an Industrial Company within the meaning of the IEL.

The IEL defines an “Industrial Company” as an Israeli resident-company, of which 90% or more of its income in any tax year, other than income from certain government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area,” in accordance with the definition under Section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following are the main tax benefits available to Industrial Companies:

●	Amortization of the cost of purchased patent, rights to use a patent, and know-how, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

●	Under limited conditions, an election to file consolidated tax returns with controlled Israeli Industrial Companies; and

●	Expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures related to scientific research and development projects, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion of the company; and

●	The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures that are unqualified under the conditions above are deductible in equal amounts over three years.

From time to time we may apply to the Israel Innovation Authority, or IIA for approval to allow a tax deduction for all or most of research and development expenses during the year incurred. There can be no assurance that such application will be accepted. If we will not be able to deduct research and development expenses during the year of the payment, we may be able to deduct research and development expenses in equal amounts over a period of three years commencing in the year of the payment of such expenses.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise, a Preferred Technological Enterprise, or a Special Preferred Technological Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment is made. In order to qualify for these incentives, the Company is required to comply with the requirements of the Investment Law.

The Investment Law was significantly amended effective as of April 1, 2005, or the 2005 Amendment, as of January 1, 2011, or the 2011 Amendment, and as of January 1, 2017, or the 2017 Amendment. Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax Benefits Under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, 16% and 9% respectively, in 2014, 2015 and 2016, and 16% and 7.5%, respectively, in 2017 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, subject to certain conditions and during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to tax at the following rates: (i) Israeli resident corporations–0% (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply) (ii) Israeli resident individuals–20% (iii) non-Israeli residents (individuals and corporations)–20%, subject to a reduced tax rate under the provisions of any applicable tax treaty. The withholding tax rate applicable to distribution of dividend from such income to non-Israeli residents is 25% (or 30% if distributed to a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, as defined below), which may be reduced under an applicable tax treaty by applying in advance for a withholding certificate from the Israel Tax Authority, or ITA. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “Means of Control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right.

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011, a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

New Tax Benefits Under the 2017 Amendment That Became Effective on January 1, 2017

The 2017 Amendment was enacted as part of the EEL that was published on December 29, 2016 and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a Preferred Company satisfying certain conditions will qualify as having a “Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income,” as defined in the Investment Law. The corporate tax rate is further reduced to 7.5% with respect to a Preferred Technological Enterprise located in development zone “A.” In addition, a Preferred Technological Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the IIA.

The 2017 Amendment further provides that a Preferred Company satisfying certain conditions (including group consolidated revenues of at least NIS 10 billion) will qualify as a “Special Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. The withholding tax rate applicable to distribution of dividend from such income to non-Israeli residents is 25% (or 30% if distributed to a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period), which may be reduced under an applicable tax treaty by applying in advance for a withholding certificate from the ITA. In addition, if such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4% (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld.

Taxation of Our Securityholders

Capital gains Tax on Sales of our Ordinary Shares and Warrants

Israeli law generally imposes a capital gains tax on the sale of any capital assets by Israeli residents, as defined for Israeli tax purposes, and on the sale of capital assets located in Israel, including shares of Israeli companies, by both Israeli residents and non-Israeli residents, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Ordinance distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s purchase price attributable to an increase in the Israeli consumer price index, or a foreign currency exchange rate, between the date of purchase and the date of sale. Inflationary surplus is currently not subject to tax in Israel. The real gain is the excess of the total capital gain over the inflationary surplus.

Capital Gains Taxes Applicable to Non-Israeli Resident Securityholders

A non-Israeli resident who derives capital gains from the sale of shares or warrants in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, will be exempt from Israeli tax as long as (among other conditions) the securities were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the U.S. Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S. Israel Tax Treaty, or a U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares by the U.S. Resident would be subject to Israeli tax (unless exempt under the Israeli domestic law as described above). Under the U.S. Israel Tax Treaty, the gain may be treated as foreign source income for United States foreign tax credit purposes, upon an election by the U.S. Resident, and such U.S. Resident may be permitted to claim a credit for such taxes against the United States federal income tax imposed on such sale, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits. The U.S. Israel Tax Treaty does not provide such credit against any United States state or local taxes.

Regardless of whether securityholders may be liable for Israeli tax on the sale of our securities, the payment of the consideration may be subject to the withholding of Israeli tax at source. Securityholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale (i.e., provide a non-Israeli resident certificate and other documentation).

Capital Gains Taxes Applicable to Israeli Resident Securityholders

An Israeli resident corporation who derives capital gains from the sale of shares or warrants in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate (currently of 23%). An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual securityholder is claiming deduction of interest expenditures or he is a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2021 plus 3% Surtax). Certain Israeli institutions who are exempt from tax under section 9(2) or section 129(C)(a)(1) of the Ordinance (such as exempt trust funds and pension funds) may be exempt from capital gains tax from the sale of the securities.

Exercise of Warrants and Certain Adjustments to the Warrants

Purchasers will generally not recognize gain or loss for Israeli tax purposes on the exercise of a Warrant and related receipt of an ordinary share (unless, for instance, cash is received in lieu of the issuance of a fractional ordinary share). Nevertheless, the Israeli income tax treatment and the tax consequences of a cashless exercise of Warrants into ordinary shares is unclear. Furthermore, the exercise terms of the Warrants may be adjusted in certain circumstances. An adjustment to the number of ordinary shares that will be issued on the exercise of the Warrants or an adjustment to the exercise price of a Warrant may be treated as a taxable event under Israeli tax law even if such holder does not receive any cash or other property in connection with the adjustment. Purchasers should consult their tax advisors regarding the proper treatment of any exercise of and/or adjustments to the Warrants.

Taxation of Israeli Shareholders on Receipt of Dividends

An Israeli resident individual is generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not). If the recipient of the dividend is an Israeli resident corporation such dividend income will be exempt from tax provided the income from which such dividend is distributed was derived or accrued within Israel and was received directly or indirectly from another corporation that is liable to Israeli corporate tax. An exempt trust fund, pension fund or other entity that is exempt from tax under section 9(2) or section 129C(a)(1) of the Ordinance is exempt from tax on a dividend.

Dividend distribution by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise is subject to beneficial withholding tax rates. For a further discussion, see “Taxation and Government Programs—Israeli Tax Considerations—Law for the Encouragement of Capital Investments, 5719-1959—New Tax Benefits Under the 2017 Amendment that Became Effective on January 1, 2017.”

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not), unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). For example, under the U.S. Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Technological Enterprise, Preferred Enterprise, Approved Enterprise or Beneficial Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Preferred Technological Enterprise, Benefited Enterprise or Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions related to the outstanding voting rights and the gross income for the previous year (as set forth in the previous sentences) are met. If the dividend is attributable partly to income derived from an Approved Enterprise, Preferred Technological Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. Application for the reduced tax rate requires appropriate documentation presented and specific instruction received from the ITA. To the extent tax is withheld at source at the maximum rates (see above), a qualified tax treaty recipient will have to comply with some administrative procedures with the ITA in order to receive a refund of any excess tax withheld.

A foreign resident who had income from a dividend that was accrued from Israeli source, from which the full tax was deducted, will be exempt from filing a tax return in Israel, unless he is liable to additional Surtax (see below) in accordance with section 121B of the Ordinance.

Dividend distribution by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise is subject to beneficial withholding tax rates. For a further discussion, see “Taxation and Government Programs—Israeli Tax Considerations—Law for the Encouragement of Capital Investments, 5719-1959—New Tax benefits Under the 2017 Amendment that Became Effective on January 1, 2017.”

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 647,640 for 2021, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

Material United States Federal Income Tax Considerations

The following discussion describes material United States federal income tax considerations relating to the acquisition, ownership, and disposition of ordinary shares and Warrants by a U.S. Holder (as defined below) and holds them as a capital asset. This discussion is based on the tax laws of the United States, including the Code, the United States Department of the Treasury, or Treasury, regulations promulgated or proposed thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof. These tax laws are subject to change, possibly with retroactive effect, and subject to differing interpretations that could affect the tax consequences described herein. This discussion does not address the tax consequences to a U.S. Holder under the laws of any state, local or foreign taxing jurisdiction.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares or Warrants that, for United States federal income tax purposes, is:

●	an individual who is a citizen or resident of the United States;

●	a domestic corporation (or other entity taxable as a corporation);

●	an estate the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust if (1) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all substantial decisions of the trust or (2) a valid election under the Treasury regulations is in effect for the trust to be treated as a United States person.

This discussion does not address all aspects of United States federal income taxation that may be applicable to U.S. Holders in light of their particular circumstances or status (including, for example, banks and other financial institutions, insurance companies, broker and dealers in securities or currencies, traders in securities that have elected to mark securities to market, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities and arrangements, corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, pension plans, persons that own or who are treated as constructively owning 10 percent or more of our stock by vote or by value, persons that hold our ordinary shares or Warrants as part of a straddle, hedge or other integrated investment, and persons subject to alternative minimum tax or whose “functional currency” is not the U.S. dollar).

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ordinary shares or Warrants the tax treatment of a person treated as a partner in the partnership for United States federal income tax purposes generally will depend on the status of the partner and the activities of the partnership. Partnerships (and other entities or arrangements so treated for United States federal income tax purposes) and their partners should consult their own tax advisors.

This discussion addresses only U.S. Holders and does not discuss any tax considerations other than United States federal income tax considerations. Prospective investors are urged to consult their own tax advisors regarding the United States federal, state, and local, and non-United States tax consequences of the purchase, ownership, and disposition of our ordinary shares and Warrants.

Exercise or Expiration of Warrants

In general, a U.S. Holder will not recognize gain or loss for U.S. federal income tax purposes upon exercise of a Warrant. A U.S. Holder will take a tax basis in the shares acquired on the exercise of a Warrant equal to the exercise price of the Warrant, increased by such U.S. holder’s adjusted tax basis in the Warrant exercised. Subject to the passive foreign investment company, or PFIC, rules discussed below, such U.S. Holder’s holding period in the ordinary shares acquired on exercise of the Warrant will begin on the date of exercise of the Warrant and will not include any period for which such U.S. Holder held the Warrant.

The lapse or expiration of a Warrant will be treated as if the U.S. Holder sold or exchanged the Warrant and recognized a capital loss equal to the U.S. Holder’s adjusted tax basis in the Warrant. The deductibility of capital losses is subject to limitations.

Dividends

We do not expect to make any distribution with respect to our ordinary shares. However, if we make any such distribution, under the United States federal income tax laws, and subject to the PFIC rules discussed below, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in income for a U.S. Holder and subject to United States federal income taxation. Dividends paid to a noncorporate U.S. Holder that constitute qualified dividend income will be taxable at a preferential tax rate applicable to long-term capital gains of, currently, 20 percent, provided that the U.S. Holder holds the ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. If we are treated as a PFIC, dividends paid to a U.S. Holder will not be treated as qualified dividend income. If we are not treated as a PFIC, dividends we pay with respect to the ordinary shares generally will be qualified dividend income, provided that the holding period requirements are satisfied by the U.S. Holder and in the year that the U.S. Holder receives the dividend, the ordinary shares are readily tradable on an established securities market in the United States.

A U.S. Holder must include any Israeli tax withheld from the dividend payment in the gross amount of the dividend even though the holder does not in fact receive it. The dividend is taxable to the holder when the holder of ordinary shares receives the dividend, actually or constructively. Because we are not a United States corporation, the dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in a U.S. Holder’s income will be the U.S. dollar value of the NIS payments made, determined at the spot NIS/U.S. dollar rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to certain limitations, the Israeli tax withheld in accordance with the United States Israel Tax Treaty and paid over to Israel will be creditable or deductible against a U.S. Holder’s United States federal income tax liability, if the U.S. Holder satisfies certain minimum holding period requirements. Dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income” for foreign tax credit limitation purposes. The rules relating to the determination of the foreign tax credit limitation are complex, and U.S. Holders should consult their tax advisor to determine whether and to what extent they will be entitled to a credit for Israeli withholding taxes imposed in respect of any dividend we distribute.

To the extent a distribution with respect to our ordinary shares exceeds our current or accumulated earnings and profits, as determined under United States federal income tax principles, the distribution will be treated, first, as a tax-free return of the U.S. Holder’s investment, up to the holder’s adjusted tax basis in its ordinary shares, and, thereafter, as capital gain, which is subject to the tax treatment described below in”—Gain on Sale, Exchange or Other Taxable Disposition of our Ordinary Shares or Warrants.”

Gain on Sale, Exchange or Other Taxable Disposition of our Ordinary Shares or Warrants

Subject to the PFIC rules described below under “— Passive Foreign Investment Company Considerations,” a U.S. Holder that sells, exchanges or otherwise disposes of ordinary shares or Warrants in a taxable disposition generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. Dollar value of the amount realized and the holder’s tax basis, determined in U.S. Dollars, in the ordinary shares or Warrants. Gain or loss recognized on such a sale, exchange or other disposition of ordinary shares or Warrants generally will be long-term capital gain if the U.S. Holder’s holding period in the ordinary shares or Warrants exceeds one year. Long-term capital gains of non-corporate U.S. Holders are generally taxed at preferential rates. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. A U.S. Holder’s ability to deduct capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

Based on our income and assets, we believe that we may be a PFIC for the preceding taxable year and may be a PFIC for the current taxable year. Because, the determination of our PFIC status is made annually based on the factual tests described below, however, we cannot provide any assurances regarding our PFIC status for the current or future taxable years or that the IRS will agree with our conclusion regarding our PFIC status. If we were classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules with respect to distributions on and sales, exchanges and other dispositions of the ordinary shares or Warrants. We will be treated as a PFIC for any taxable year in which at least 75 percent of our gross income is “passive income” or at least 50 percent of our gross assets during the taxable year (based on the average of the fair market values of the assets determined at the end of each quarterly period) are assets that produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. However, rents and royalties received from unrelated parties in connection with the active conduct of a trade or business are not considered passive income for purposes of the PFIC test. In determining whether we are a PFIC, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest (by value) is taken into account.

Excess Distribution Rules

If we were a PFIC with respect to a U.S. Holder, then unless the holder makes one of the elections described below, a special tax regime would apply to the U.S. Holder with respect to (a) any “excess distribution” (generally, aggregate distributions in any year that are greater than 125% of the average annual distribution received by the holder in the shorter of the three preceding years or the holder’s holding period for the ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares or Warrants. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions would not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Dividends.” For ordinary shares acquired pursuant to the exercise of Warrants, a U.S. Holder’s holding period will for this purpose include the holding period of such Warrants.

A U.S. Holder that holds the ordinary shares (or under proposed U.S. Treasury Regulations, the Warrants) at any time during a taxable year in which we are classified as a PFIC generally will continue to treat such ordinary shares or Warrants, as well as ordinary shares acquired pursuant to an exercise of Warrants, as ordinary shares or Warrants in a PFIC, even if we no longer satisfy the income and asset tests described above, unless the U.S. Holder elects to recognize gain, which will be taxed under the excess distribution rules as if such ordinary shares or Warrants had been sold on the last day of the last taxable year for which we were a PFIC.

Certain elections by a U.S. Holder would alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment of the ordinary shares, as described below. However, under proposed U.S. Treasury Regulations applying to Warrants with respect to stock in a PFIC, these elections are not available with respect to the Warrants.

QEF Election

If we were a PFIC, the rules above would not apply to a U.S. Holder that makes an election to treat our ordinary shares as stock of a “qualified electing fund” or QEF. A U.S. Holder that makes a QEF election is required to include in income its pro rata share of our ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. Holder makes a QEF election generally by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), or IRS Form 8621, to a timely filed United States federal income tax return for the year beginning with which the QEF election is to be effective (taking into account any extensions). A QEF election can be revoked only with the consent of the IRS. In order for a U.S. Holder to make a valid QEF election, we must annually provide or make available to the holder certain information. While we intend to provide to U.S. Holders the information required to make a valid QEF election, we cannot provide any assurances that we will in fact provide such information. A QEF election under the proposed U.S. Treasury Regulations is not available for Warrants regardless of whether we provide such information

Mark-to-Market Election

If we were a PFIC, the rules above also would not apply to a U.S. Holder that makes a “mark-to-market” election with respect to the ordinary shares, but this election will be available with respect to the ordinary shares only if they meet certain minimum trading requirements to be considered “marketable stock” for purposes of the PFIC rules. A mark-to-market election under the proposed U.S. Treasury Regulations is not available for Warrants.

Ordinary shares will be marketable stock if they are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on a non-U.S. exchange or market that meets certain requirements under the Treasury regulations. Ordinary shares generally will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded.

A U.S. Holder that makes a valid mark-to-market election for the first tax year in which the holder holds (or is deemed to hold) our ordinary shares and for which we are a PFIC will be required to include each year an amount equal to the excess, if any, of the fair market value of such shares the holder owns as of the close of the taxable year over the holder’s adjusted tax basis in such shares. The U.S. Holder will be entitled to a deduction for the excess, if any, of the holder’s adjusted tax basis in the ordinary shares over the fair market value of such shares as of the close of the taxable year, but only to the extent of any net mark-to-market gains with respect to such shares included by the U.S. Holder under the election for prior taxable years. The U.S. Holder’s basis in such ordinary shares will be adjusted to reflect the amounts included or deducted pursuant to the election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the sale, exchange or other taxable disposition of such ordinary shares, will be treated as ordinary income. The deductible portion of any mark-to-market loss, as well as loss on a sale, exchange or other disposition of our ordinary shares to the extent that the amount of such loss does not exceed net mark-to-market gains previously included in income, will be treated as ordinary loss.

The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the ordinary shares cease to be treated as marketable stock for purposes of the PFIC rules or the IRS consents to its revocation. The excess distribution rules described above generally will not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. However, if we were a PFIC for any year in which the U.S. Holder owns the ordinary shares but before a mark-to-market election is made, the interest charge rules described above would apply to any mark-to-market gain recognized in the year the election is made.

PFIC Reporting Obligations

A U.S. Holder of PFIC shares or Warrants must generally file an annual information return on IRS Form 8621 containing such information as the Treasury may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

U.S. Holders are urged to consult their tax advisors as to our status as a PFIC, and the tax consequences to them if we were a PFIC, including the reporting requirements and the desirability of making, and the availability of, a QEF election or a mark-to-market election with respect to the ordinary shares or Warrants.

Medicare Tax

Non-corporate U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of ordinary shares or Warrants. A United States person that is an individual, estate or trust is encouraged to consult its tax advisors regarding the applicability of this Medicare tax to its income and gains in respect of any investment in our ordinary shares and Warrants.

Information Reporting with Respect to Foreign Financial Assets

Individual U.S. Holders may be subject to certain reporting obligations on IRS Form 8938 (Statement of Specified Foreign Financial Asset) with respect to the ordinary shares or Warrants for any taxable year during which the U.S. Holder’s aggregate value of these and certain other “specified foreign financial assets” exceed a threshold amount that varies with the filing status of the individual. This reporting obligation also applies to domestic entities formed or availed of to hold, directly or indirectly, specified foreign financial assets, including the ordinary shares and Warrants. Significant penalties can apply if U.S. Holders are required to make this disclosure and fail to do so.

Information Reporting and Backup Withholding

In general, information reporting, on IRS Form 1099, will apply to dividends in respect of ordinary shares and the proceeds from the sale, exchange or redemption of ordinary shares or Warrants that are paid to a holder of ordinary shares or Warrants within the United States (and in certain cases, outside the United States), unless such holder is an exempt recipient such as a corporation. Backup withholding (currently at a 24% rate) may apply to such payments if a holder of ordinary shares or Warrants fails to provide a taxpayer identification number (generally on an IRS Form W-9) or certification of other exempt status or fails to report in full dividend and interest income.

Backup withholding is not an additional tax. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the U.S. Holder’s income tax liability by filing a refund claim with the IRS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers, and under those requirements, we file reports with the SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act, to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to comply with the informational requirements of the Exchange Act, and, accordingly, file current reports on Form 6-K, annual reports on Form 20-F and other information with the SEC.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our financial position, results of operations or cash flows.

Foreign Currency Exchange Risk

The U.S. dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in NIS. As a result, we are exposed to the risk that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation, if any, of the NIS against the dollar. For example, the dollar depreciated against the NIS in 2021 by 3.27% and the dollar depreciated against the NIS in 2020 by 6.97%. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Moreover, for the first few years after we are able to successfully commercialize one of our product candidates, we expect that the substantial majority of our revenues from the sale of our products in the United States, if any, will be denominated in U.S. dollars. Since a portion of our expenses is denominated in NIS and other non-U.S. currencies, we are exposed to risk associated with exchange rate fluctuations vis-à-vis the non-U.S. currencies. See “Risk Factors—Exchange rate fluctuations between the U.S. Dollar and the New Israeli Shekel may negatively affect our earnings.” If the NIS fluctuates significantly against the U.S. dollar it may have a negative impact on our results of operations. As of the date of this annual report and for the periods under review, fluctuations in the currencies exchange rates have not materially affected our results of operations or financial condition.

We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Liquidity Risk

We monitor forecasts of our liquidity reserve (comprising cash and cash equivalents and deposits). We generally carry this out based on our expected cash flows in accordance with practice and limits set by our management. We are in the research and development stage and we are therefore exposed to liquidity risk. However, we believe that our cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. Based on our current plans and expectations we believe we will require further funding to complete the development and commercialization of our entire development pipeline.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

The Warrants entitle the registered holders to purchase ordinary shares at a price equal to $6.00 per share, subject to adjustment as discussed below, immediately following the issuance of such Warrants and terminating at 5:00 p.m., New York City time, five years after the closing of our initial public offering.

The exercise price and number of ordinary shares issuable upon exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend or recapitalization, reorganization, merger or consolidation. However, the Warrants will not be adjusted for issuances of ordinary shares at prices below its exercise price.

Exercisability. The Warrants are exercisable immediately upon issuance and at any time up to the date that is five years from the date of issuance. The Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and payment in full for the number of ordinary shares purchased upon such exercise. Each Warrant entitles the holder thereof to purchase one ordinary share. Warrants are not exercisable for a fraction of a share and may only be exercised into whole numbers of shares. In lieu of fractional shares, we will, pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price and round down to the nearest whole share. Unless otherwise specified in the Warrant, the holder will not have the right to exercise the Warrants, in whole or in part, if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or 9.99% at the holder’s election) of the number of our ordinary shares outstanding immediately after giving effect to the exercise, as such percentage is determined in accordance with the terms of the Warrant. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon at least 61 days’ prior notice from the holder to us.

Exercise Price. The exercise price per ordinary share purchasable upon exercise of the Warrants is $6.00, and is subject to adjustments for stock splits, reclassifications, subdivisions, and other similar transactions. In addition to the exercise price per ordinary share, and other applicable charges and taxes are due and payable upon exercise.

Warrant Agent; Global Certificate. The Warrants were issued in registered form under a warrant agency agreement between a warrant agent and us. The Warrants will initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Transferability. Subject to applicable laws, the Warrants may be transferred at the option of the holders upon surrender of the Warrants to the warrant agent, together with the appropriate instruments of transfer.

Adjustments; Fundamental Transaction. The exercise price and the number of shares underlying the Warrants are subject to appropriate adjustment in the event of stock splits, stock dividends on our ordinary shares, stock combinations or similar events affecting our common shares. In addition, in the event we consummate a merger or consolidation with or into another person or other reorganization event in which our ordinary shares are converted or exchanged for securities, cash or other property, or we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets or we or another person acquire 50% or more of our outstanding ordinary shares (each, a Fundamental Transaction), then following such Fundamental Transaction the holders of the Warrants will be entitled to receive upon exercise of the Warrants the same kind and amount of securities, cash or property which the holders would have received had they exercised the Warrants immediately prior to such Fundamental Transaction. Any successor to us or surviving entity will assume the obligations under the Warrants.

Rights as a Shareholder. Except by virtue of such holder’s ownership of our ordinary shares, the holder of a Warrant does not have rights or privileges of a shareholder, including any voting rights, until the holder exercises such Warrant.

Redemption. The Warrants are callable by us in certain circumstances. Subject to certain exceptions, if, after 13 months from the initial exercise date of the Warrants, (i) the volume weighted average price of our ordinary shares for 10 consecutive trading days, or the Measurement Period, which Measurement Period shall not have commenced until 13 months after the initial exercise date of the Warrants, exceeds 300% of the then exercise price, (ii) the average daily trading volume of our ordinary shares for such Measurement Period exceeds $1,000,000 per trading day, and (iii) the holders of the Warrants are not in possession of any information that constitutes or might constitute, material non-public information which was provided by us, then we may, within one trading day of the end of such Measurement Period, upon notice to the holders of the Warrants, a Call Notice, call for cancellation of all of the Warrants for which a notice of exercise has not yet been delivered, or a Call, for consideration equal to $0.001 per warrant share. Any portion of a Warrant subject to such Call Notice for which a notice of exercise shall not have been received by us on the Call Date will be cancelled at 6:30 p.m. (New York City time) on the thirtieth day after the date the Call Notice is received by the holder. Our right to call the Warrants will be exercised with respect to all of the then issued and outstanding Warrants.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In December 2021, we completed our initial public offering and issued 2,000,000 units, each consisting of one ordinary share and a warrant representing the right to purchase one ordinary share with an exercise price of $6.00 per share, at an initial public offering price of $6.00 per unit. In addition, the underwriter partially exercised its overallotment option and purchased an additional 300,000 warrants, each representing the right to purchase one ordinary share. We received net proceeds of approximately $9.9 million (“IPO proceeds”), after deducting underwriting discounts and commissions and estimated offering expenses. In March 2022, we received proceeds of $3.87 million from exercise of 645,000 Warrants at a price per share of $6.

As our IPO closed in mid-December, we used an immaterial amount of our IPO proceeds through December 31, 2021 to advance the clinical development of our lead product candidate, for preclinical research and development and for working capital and general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed and filed with the SEC is recorded, processed, summarized and reported timely within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within the company to disclose information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on our evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report are effective at such reasonable assurance level.

(b) Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(c) Attestation Report of Registered Public Accounting Firm

Not applicable.

(d) Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2021 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Claiborne is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of Nasdaq.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. This code of ethics is posted on our website at https://neurosense.investorroom.com/governance-documents.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the aggregate fees billed by our independent registered public accounting firm Somekh Chaikin, Tel Aviv, Israel, ID 1057 for professional services.

	Year Ended December 31,
Services Rendered	2021	2020
	(U.S. dollars in thousands)
Audit Fees (1)	110	200
Audit Related Fees	-	-
Tax Fees (2)	20	-
All Other Fees	-	-
Total	-	-

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements, and fees relating to regulatory filings including review of registration statements. (2) Tax fees are the aggregate fees for professional services rendered during the period for tax compliance and tax advice other than in connection with the audit.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee’s specific responsibilities in carrying out its oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company include the approval of audit and non-audit services to be provided by the external auditor. The audit committee approves in advance the particular services or categories of services to be provided to the Company during the following yearly period and also sets forth a specific budget for such audit and non-audit services. Additional non-audit services may be pre-approved by the audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law, relating to matters such as external directors, the audit committee, the compensation committee and an internal auditor.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information, although we have voluntarily adopted a corporate disclosure policy substantially similar to Regulation FD

As a foreign private issuer whose shares are listed on The Nasdaq Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of The Nasdaq Capital Market. We are permitted to comply with Israeli corporate governance practices instead of the Nasdaq corporate governance rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. Pursuant to this “home country practice exemption” with respect to the following:

●	we follow the quorum requirement for shareholder meetings. As permitted under the Companies Law, pursuant to our amended and restated articles of association, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of its shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the Nasdaq corporate governance rules;

●	we intend to adopt and approve material changes to equity incentive plans in accordance with the Companies Law which does not impose a requirement of shareholder approval for such actions. In addition, we intend to follow Israeli corporate governance practice instead of the Nasdaq corporate governance rule which requires shareholder approval prior to an issuance of securities in connection with equity-based compensation of officers, directors, employees, or consultants;

●	we also intend to follow Israeli corporate governance practice instead of the Nasdaq corporate governance rule requiring shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the stock or assets of another company); and

●	as permitted by the Companies Law, our board of directors selects director nominees, and we do not have a written charter or board resolution addressing the nominations process. Directors are not selected, or recommended for board of director selection, by independent directors constituting a majority of the board’s independent directors or by a nominations committee comprised solely of independent directors as required by the Nasdaq corporate governance rule.

We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other corporate governance rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

See Exhibit Index on page 125.

EXHIBIT INDEX

The exhibits filed with or incorporated into this Registration Statement are listed in the index of exhibits below.

Exhibit no.	Exhibit
1.1	Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
2.1*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
4.1	Form of Share Purchase Agreement (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
4.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
4.3	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
4.4	Form of Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
4.5	Form of Warrant Agency Agreement between American Stock Transfer & Trust Company. LLC and NeuroSense Therapeutics Ltd. (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
10.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
10.2	2018 Employee Share Option Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8, filed with the SEC on February 2, 2022)
10.3	Compensation Policy (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.
23.1*	Consent of Somekh Chaikin (Member firm of KPMG International), Independent Registered Public Accounting Firm

*	Filed herewith
+	Management contract or compensatory plan or arrangement.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NeuroSense Therapeutics LTD.

By:	/s/ Alon Ben-Noon
	Name:	Alon Ben-Noon
	Title:	Chief Executive Officer and Director

By:	/s/ Or Eisenberg
	Name:	Or Eisenberg
	Title:	Chief Financial Officer

Date: April 14, 2022

 Related

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
NeuroSense Therapeutics Ltd.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of NeuroSense Therapeutics Ltd. (the “Company”) as of December 31, 2021 and 2020, the related statements of income and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Somekh Chaikin
Somekh Chaikin
Member Firm of KPMG International

We have served as the Company’s auditor since 2020.
Tel-Aviv, Israel
April 14, 2022

NeuroSense Therapeutics Ltd.
Statements of Financial Position
(U.S. dollars in thousands)

		As of December 31,
	Note	2021	2020
Assets
Current assets:
Cash	4	$11,063	$699
Other receivables	5	310	30
Restricted deposits		39	37
Total current assets		11,412	766

Non-current assets:
Property, plant and equipment, net	6	19	13
Total non-current assets		19	13
Total assets		$11,431	$779

Liabilities shareholders’ and equity
Current liabilities:
Trade payables		$39	$55
Other payables	7	558	65
Total current liabilities		597	120

Non Current liabilities:
Liability in respect of warrants	16	1,828	-
		1,828	-

Total liabilities		2,425	120

Shareholders’ equity:	8,9
Ordinary shares		—	—
Share premium and capital reserve		17,452	5,064
Accumulated deficit		(8,446)	(4,405)
Total shareholders’ equity		9,006	659
Total liabilities and shareholders’ equity		$11,431	$779

The accompanying notes are an integral part of these financial statements.

NeuroSense Therapeutics Ltd.
Statements of Income and Comprehensive Loss
(U.S. dollars in thousands, except share and per share data)

		For the year ended December 31
	Note	2021	2020	2019
Research and development expenses	10	$(3,082)	$(2,495)	(898)

General and administrative expenses	11	(2,505)	(393)	(337)

Operating loss		(5,587)	(2,888)	(1,235)

Financing expenses	12	(1,186)	(1)	(5)
Financing income	12	2,732	61	18

Total financing income, net		1,546	60	13

Net loss and comprehensive loss		$(4,041)	$(2,828)	(1,222)

Basic and diluted net loss per share	15	$(0.65)	$(0.51)	(0.26)

The accompanying notes are an integral part of these financial statements.

NeuroSense Therapeutics Ltd.
Statements of Changes in Equity
(U.S. dollars in thousands)

	Ordinary Shares	Share Premium And Capital reserve	Accumulated Deficit	Total equity
Balance as of January 1, 2019	$—	464	$(355)	$109

Share based compensation	—	611		611
Net loss and comprehensive loss	—		(1,222)	(1,222)
Issuance of ordinary shares and warrants, net	—	1,420		1,420

Balance as of December 31, 2019	$—	$2,495	$(1,577)	$918

Share based compensation	—	2,061	—	2,061
Net loss and comprehensive loss	—	—	(2,828)	(2,828)
Issuance of ordinary shares, net	—	508	—	508

Balance as of December 31, 2020	—	5,064	(4,405)	659

Issuance of SAFE instruments	—	800	—	800
Exercise of warrants and options	—	1,311	—	1,311
Share based compensation	—	4,716	—	4,716
Issuance of ordinary shares, net upon IPO	—	5,561	—	5,561
Net loss and comprehensive loss	—	—	(4,041)	(4,041)
Balance as of December 31, 2021	$—	$17,452	$(8,446)	$9,006

The accompanying notes are an integral part of these financial statements.

NeuroSense Therapeutics Ltd.
Statements of Cash Flows
(U.S. dollars in thousands)

	For the year ended December 31
	2021	2020	2019
Cash flows from operating activities
Net loss for the year	$(4,041)	$(2,828)	(1,222)
Adjustments for:
Depreciation	3	3	(*)
Share based compensation	4,159	2,061	611
Revaluation of liability in respect to warrants	(2,732)	-	-
Loss from disposal of property and equipment	8	-	-
Finance expense (income)	791	(2)	-

Changes in assets and liabilities:

Increase in other receivables	(204)	(12)	(3)
Increase (decrease) in trade payables	(16)	32	23
Increase in other payables	493	51	9

Net cash used in operating activities	(1,539)	(695)	(582)

Cash flows from investing activities
Purchase of property, plant and equipment	(17)	(9)	(7)
Investment in restricted deposit	-	-	(19)
Net cash used in investing activities	(17)	(9)	(26)

Cash flows from financing activities

Repayment of loan from related party	-	-	(3)
Issuance of SAFE instruments	800	-	-
Exercise of warrants and options	1,238	-	-
Issuance of shares and warrants, net	9,864	508	1,420

Net cash provided by financing activities	11,902	508	1,417

Effects of exchange rate changes on cash and cash equivalents	18	-	-
Increase (decrease) in cash and cash equivalents	10,364	(196)	809

Cash and cash equivalents as at the beginning of the year	699	895	86

Cash and cash equivalents as of the end of the year	$11,063	$699	895

Non-cash activity
Exercise of options	76	-	-

(*)	Less than 1 thousand.

The accompanying notes are an integral part of these financial statements.

NeuroSense Therapeutics Ltd.
Notes to the Financial Statements

Note 1 — General

A.	NeuroSense Therapeutics Ltd. (“NeuroSense” or the “Company”) was incorporated in Israel on February 13, 2017. NeuroSense is a clinical-stage pharmaceutical company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. The Company’s lead product candidate, PrimeC, is a novel oral formulation of a fixed dose combination composed of a specific ratio and doses of two FDA-approved drugs.

In addition to PrimeC, the Company has initiated research and development efforts in Alzheimer’s disease and Parkinson’s disease, with a similar strategy of combined products.

The Company’s ordinary shares and warrants began trading on the Nasdaq Capital Market on December 9, 2021 under the ticker symbols "NRSN" and "NRSNW," respectively.

B.	The Company currently has no products approved for sale and the Company’s operations have been funded primarily by its shareholders. To date, the Company has generated no sales or revenues, has incurred losses and expects to incur significant additional losses due to the continuing focus on the research, development, clinical activities of its product candidates, preclinical programs, business development, organizational structure and to advance the programs within the Company’s pipeline. Consequently, its operations are subject to all the risks inherent in the establishment of a pre-revenue business enterprise as well as those risks associated with a company engaged in the research and development of pharmaceutical compounds. The Company will require additional cash to fund the execution of its mid and long-term development program. The Company anticipates raising additional funds through public or private sales of debt or equity securities, collaborative arrangements, or some combination thereof. While management is progressing with its plans to secure external financing, there is no assurance that any such arrangement will be entered into or that financing will be available when needed in order to allow the Company to continue its operations, or if available, on terms favourable or acceptable to it.

In the event financing is not obtained, the Company may pursue cost cutting measures or may be required to delay, reduce the scope of, or eliminate any of its development programs or clinical trials. These decisions could have a material adverse effect on the Company’s business. Based on its current expected level of operating expenditures, the Company’s cash resources as of December 31, 2021 and the additional funds raised subsequent to the reporting date from the exercise of warrants (see Note 18) will be sufficient to continue the development of the Company’s product for at least the next twelve months beyond the date of the filing date of the financial statements.

C.	In March 2020, the World Health Organization declared the outbreak of a new strain of coronavirus (COVID-19) a pandemic. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets, including in Israel. The pandemic has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders, and shutdowns. While the COVID-19 pandemic did not materially affect the Company’s financial results and business operations to date, the Company is unable to predict the impact that COVID-19 will have on its financial position and operating results in future periods due to numerous uncertainties. The Company will continue to assess the evolving impact of the COVID-19 pandemic and will make adjustments to its operations as necessary. As of December 31, 2021, COVID-19 didn’t have material effect on Company’s operations.

NeuroSense Therapeutics Ltd.
Notes to the Financial Statements

Note 2 — Basis of Preparation

A.	Statement of Compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

These financial statements were authorized for issuance by the board of directors of the Company on April 14, 2022.

B.	Basis of Measurement

The financial statements have been prepared on the historical cost basis except when otherwise indicated.

C.	Functional and presentation currency

These financial statements are presented in U.S. dollars (“$”), which is the Company’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated. The U.S. dollar is the currency of the primary economic environment in which the Company operates and expects to operate in the foreseeable future.

Transactions in currencies other than the U.S. dollar are translated to the functional currency of the Company at exchange rates as of the date of each relevant transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest rates and payments during the year, and the amortized cost in foreign currency translated at the exchange rate at the end of the year.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the relevant transaction.

Foreign currency differences arising on translation are recognized in the statement of income as financing expenses or income.

Below are details regarding the exchange rate of the New Israeli Shekel (“NIS”), the Euro and the GBP:

	Euro	GBP	NIS
December 31, 2021	1.13	1.35	0.32
December 31, 2020	1.22	1.36	0.31
December 31, 2019	1.12	1.32	0.29
Change in percentages:
Year ended December 31, 2021	(7.3)	(0.73)	3.2
Year ended December 31, 2020	9.3	3.5	7.5
Year ended December 31, 2019	(2)	3.2	8.4

D.	Operating Cycle

The Company’s operating cycle is one year.

E.	Use of estimates and judgment

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

NeuroSense Therapeutics Ltd.
Notes to the Financial Statements

Note 2 — Basis of Preparation (cont.)

The preparation of accounting estimates used in the preparation of the Company’s financial statements requires that management make assumptions regarding circumstances and events that involve considerable uncertainty. Company management prepares these estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Below is information about significant assumptions made by the Company’s management with respect to estimates and judgments:

Share-based payment transactions

Estimating fair value for share-based payment transactions requires a determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires a determination of the most appropriate inputs to the valuation model, including the fair value of the Company’s ordinary shares, the expected life of the share option, volatility, and related assumptions. For the measurement of the fair value of equity-settled transactions at the grant date and thereafter, the Company uses the Black-Scholes formula or the Binomial pricing model. In applying these options pricing models, before the Company's shares began trading on Nasdaq, the Company determined the fair value of its ordinary shares using different approaches. See Note 9 for further information.

Fair value measurement of liability in respect of warrants

Warrants that provide the holders with an option for cashless exercise are considered a derivative liability and are classified as financial liabilities at fair value through profit or loss. Accordingly, these warrants are measured at fair value and the changes in fair value in each reporting period are recognized in profit or loss.

The fair values of these instruments at their issuance date were determined by using the Monte-Carlo model. Subsequent to issuance date, the fair value of the warrants are determined using the warrant price at the stock market.

For information on details regarding fair value measurement at Level 2 and Level 1see Note 16 regarding financial instruments.

Note 3 — Significant Accounting Policies

The accounting policies set out below have been applied consistently for all periods presented in these financial statements.

A.	Property, plant and equipment

(1)	Recognition and measurement

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Gain and loss on disposal of a property, plant and equipment item is determined by comparing the net proceeds from disposal with the carrying amount of the asset, and is recognized in profit or loss.

(2)	Subsequent costs

The cost of replacing property, plant and equipment and other subsequent expenses are capitalized if it is probable that the future economic benefits associated with them will flow to the Company and their cost can be measured reliably.

(3)	Depreciation

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount is the cost of the asset, or other amount substituted for cost, less its residual value.

An asset is depreciated from the date it is ready for use, meaning the date it reaches the location and condition required for it to operate in the manner intended by management.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of the property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

NeuroSense Therapeutics Ltd.
Notes to the Financial Statements

Note 3 — Significant Accounting Policies (cont.)

Annual depreciation rates are:

%
Computers and peripherals and equipment	33
Office furniture and equipment	7 – 15
Leasehold improvements	The shorter of the lease term and the useful life

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

B.	Financial instruments

(1)	Non-derivative financial assets

Initial recognition of financial assets

Financial assets are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. A financial asset is initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial asset.

Derecognition of financial assets

Financial assets are derecognized when the contractual rights of the Company to the cash flows from the asset expire, or the Company transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset were transferred. When the Company retains substantially all of the risks and rewards of ownership of the financial asset, it continues to recognize the financial asset.

Classification of financial assets into categories and the accounting treatment of each category

Financial assets are classified at initial recognition to one of the following measurement categories: amortized cost; fair value through other comprehensive income — investments in debt instruments; fair value through other comprehensive income — investments in equity instruments; or fair value through profit or loss.

The Company has balances of other receivables and deposits that are held within a business model whose objective is collecting contractual cash flows. The contractual cash flows of these financial assets represent solely payments of principal and interest that reflect consideration for the time value of money and the credit risk. Accordingly, these financial assets are measured at amortized cost.

The Company does not expect to incur any credit loss, thus the financial statements do not include provision for expected credit loss.

Subsequent measurement and gains and losses

Financial assets at amortized cost-

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

(2)	Non-derivative financial liabilities

Non-derivative financial liabilities include trade and other payables.

Initial recognition of financial liabilities

Financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

NeuroSense Therapeutics Ltd.
Notes to the Financial Statements

Note 3 — Significant Accounting Policies (cont.)

Subsequent measurement of financial liabilities

Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method. Transaction costs directly attributable to an expected issuance of an instrument that will be classified as a financial liability are recognized as an asset in the framework of deferred expenses in the statement of financial position. These transaction costs are deducted from the financial liability upon its initial recognition or are amortized as financing expenses in the statement of profit or loss and when the issuance is no longer expected to occur.

Derecognition of financial liabilities

Financial liabilities are derecognized when the obligation of the Company, as specified in the agreement, expires or when it is discharged or cancelled.

Offset of financial instruments

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Issuance of parcel of securities

The consideration received from the issuance of a parcel of securities is attributed initially to financial liabilities that are measured each period at fair value through profit or loss, and then to financial liabilities that are measured only upon initial recognition at fair value. The remaining amount is the value of the equity component.

Direct issuance costs are attributed to the specific securities in respect of which they were incurred, whereas joint issuance costs are attributed to the securities on a proportionate basis according to the allocation of the consideration from the issuance of the parcel, as described above.

(3)	Derivative financial liabilities

Measurement of derivative financial instruments

Derivatives are recognized initially at fair value. Attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss, as financing income or expense.

(4)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of the shares are recognized as a deduction from equity.

C.	Research and Development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures, including patent registration costs, are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset.

As of December 31, 2021, no development expenditures have met the recognition criteria and thus the Company expensed all of its development expenditures as incurred.

D.	Impairment of non-financial assets

Assets that are subject to depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped together into the smallest group of assets that generates separately identifiable cash flows (cash-generating units).

The carrying amounts of the Company’s non-financial assets reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

NeuroSense Therapeutics Ltd.
Notes to the Financial Statements

Note 3 — Significant Accounting Policies (cont.)

E.	Employee benefits

(1)	Post-employment benefits

The Company’s liability for severance pay for its employees is calculated pursuant to Israeli Severance Pay Law (1963) (the “Severance Pay Law”). The Company’s liability is covered by monthly deposits with severance pay funds and insurance policies. For all of the Company’s employees, the payments to pension funds and to insurance companies exempt the Company from any obligation towards its employees, in accordance with Section 14 of the Severance Pay Law, which is accounted for as a defined contribution plan. Accumulated amounts in pension funds and in insurance companies are not under the Company’s control or management and, accordingly, neither those amounts nor the corresponding accrual for severance pay are presented in the statements of financial position.

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an expense in profit or loss in the periods during which related services are rendered by employees. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

(2)	Share based payment

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at the grant date. The fair value is determined using an acceptable option pricing model.

As for other service providers, the cost of each transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration for equity instruments cannot be measured, such goods or services are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period in which the performance and/or service conditions are satisfied, ending on the date on which the relevant employees become fully entitled to the award (the “vesting period”).

The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.

The expense or income recognized in profit or loss represents the change between the cumulative expense recognized at the end of the reporting period and the cumulative expense recognized at the end of the previous reporting period.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vested irrespective of whether the market condition is satisfied, provided that all other vesting conditions (service and/or performance) are satisfied.

If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date.

NeuroSense Therapeutics Ltd.
Notes to the Financial Statements

Note 3 — Significant Accounting Policies (cont.)

F.	Loss per share

The Company presents basic and diluted loss per share for its ordinary shares. Basic loss per share is calculated by dividing the loss attributable to holders of ordinary shares of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is determined by adjusting the loss attributable to holders of ordinary shares of the Company and the weighted average number of ordinary shares outstanding, for the effects of all dilutive potential ordinary shares.

G.	Provisions

A provision is recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Company expects part or all of the expense to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense is recognized in the statement of profit or loss net of any reimbursement.

H.	Income tax

Income tax includes current and deferred tax. Current tax is the expected tax payable (or receivable) on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date.

A provision for uncertain tax positions, or reduction in deferred tax asset, is recognized when it is more probable than not that the Company will have to use its economic resources to pay the obligation.

Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. A deferred tax asset is recognized for unused tax losses, tax benefits and deductible temporary differences, to the extent that it is probable that there will be future taxable profits against which such tax benefits can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

As of December 31, 2021, no deferred tax assets have been recorded since it is not probable that the Company will have future taxable income against which any tax losses, benefits or deductible temporary differences can be utilized.

I.	Financing income and expenses

Financing income includes interest income and foreign currency gains or losses and revaluation of liability measured in fair value through profit or loss. Interest income is recognized as it accrues using the effective interest method. Financing expense includes mainly bank charges and foreign currency losses. Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either financing income or financing expenses, depending on whether foreign currency movements are in a net gain or net loss position.

NeuroSense Therapeutics Ltd.
Notes to the Financial Statements

Note 4 — Cash

	December 31, 2021	December 31, 2020
	U.S. dollars in thousands	U.S. dollars in thousands
Denominated in NIS	$693	$384
Denominated in USD	10,359	250
Denominated in EUR	4	58
Denominated in GBP	7	7
	$11,063	$699

Note 5 — Other receivables

	December 31, 2021	December 31, 2020
	U.S. dollars in thousands	U.S. dollars in thousands
Government agencies	$102	$30
Prepaid expenses	132	-
Other	76	-
	$310	$30

Note 6 — Property, plant and equipment, net

Balance as of December 31, 2021:

	Computers and peripherals and equipment	Office furniture and equipment		Leasehold improvements	Total
	U.S. dollars in thousands
Cost:

Balance at January 1, 2021	$5	2		9	16
Purchases during the year	3	14		-	17
Disposals during the year	-	-		(9)	(9)

Balance at December 31, 2021	8	16		-	24

Accumulated depreciation:

Balance at January 1, 2021	2	(*	)	1	3
Depreciation during the year	2	1		-	3
Disposals during the year	-	-		(1)	(1)

Balance at December 31, 2021	4	1		-	5

Depreciated cost at December 31, 2021	$4	$15		$-	$19

NeuroSense Therapeutics Ltd.
Notes to the Financial Statements

Note 6 — Property, plant and equipment, net (cont.)

Balance as of December 31, 2020:

	Computers and peripherals and equipment		Office furniture and equipment		Leasehold improvements		Total
	U.S. dollars in thousands
Cost:

Balance at January 1, 2020	$1		$2		$4		$7
Purchases during the year	4		—		5		9

Balance at December 31, 2020	5		2		9		16

Accumulated depreciation:

Balance at January 1, 2020	(*	)	(*	)	(*	)	(*	)
Depreciation during the year	2		(*	)	1		3

Balance at December 31, 2020	2		(*	)	1		3

Depreciated cost at December 31, 2020	$3		$2		$8		$13

(*)	less than 1 thousand

Note 7 — Other payables

	December 31,
	2021	2020
	U.S. dollars in thousands	U.S. dollars in thousands
Employees and payroll accruals	$115	$36
Accrued expenses	443	29
	$558	$65

Note 8 — Shareholders’ Equity

A.	Share capital

	Number of shares December 31		Number of shares December 31
	Authorized 2021	Issued and paid 2021	Authorized 2020	Issued and paid 2020
Ordinary shares of no par value	60,000,000	10,943,534	30,000,000	5,582,922

On November 7, 2021, the Company’s shareholders adopted the recommendation of the Company’s board of directors and approved a 1-for-3 split of the Company’s share capital. The implementation of the split on November 9, 2021 resulted in an increase of the issued and outstanding ordinary shares. In addition, the Company’s shareholders also approved a change to the par value of the ordinary shares from NIS 0.001 per share to no par value and an increase the authorized share capital of the Company to 60,000,000 ordinary shares.

NeuroSense Therapeutics Ltd.
Notes to the Financial Statements

Note 8 — Shareholders’ Equity (cont.)

In these financial statements, all information related to the Company’s ordinary shares and their associated par value, shares options, warrant and associated exercise price have been retroactively adjusted to give effect to the above-mentioned share split and the cancellation of the par value of the Company’s ordinary shares.

a.	During 2019, the Company entered into Share Purchase Agreements (each, an “SPA”), with several investors pursuant to which the Company issued 488,250 ordinary shares for a total consideration of $405,000. Some of the investors who signed an SPA in 2019 also received a warrant to purchase additional ordinary shares at an exercise price per warrant equal to the price per share of the ordinary shares issued under the applicable SPA. The warrants were exercisable into an aggregate amount of 1,530,000 ordinary shares and for a total consideration of $1,020 thousand. Pursuant to the SPAs, the warrants were exercisable immediately from the closing date of the applicable SPA and were set to expire on December 31, 2020. During 2020, the board of directors extended the expiration period for each option to December 31, 2021 (See also Note 8f below).

b.	In July 2019, the Company entered into a crowd-funding transaction in which the Company issued 799,998 ordinary shares to 1,116 different investors for a total net consideration of $1,015 thousand (net of $118 thousand issuance costs).

c.	In February 2020, the Company entered into a second crowd-funding transaction in which the Company issued 370,356 ordinary shares to 536 different investors for total net consideration of $447 thousand (net of $52 thousand issuance cost).

d.	In April 2020, the Company entered into a third crowd-funding transaction in which the Company issued 47,688 shares to 161 different investors for total net consideration of $61 thousand (net of $8 thousand issuance cost).

e.	In February, May, June and July 2021, the Company entered into Simple Agreements for Future Equity (each, a “SAFE”) with four separate investors for aggregate proceeds of $800 thousand. Pursuant to the terms of each SAFE, upon consummation of an equity financing, the Company will issue to each investor the number of ordinary shares equal to the purchase amount divided by the SAFE price, which is defined as the price per share equal to 80% of the equity financing valuation (to be no less than $25,000 thousand). The SAFE Agreements also provide the investor the right to automatically receive ordinary shares in the case of a liquidity event, defined as a change of control event or an initial public offering. In the case of a liquidity event the investors are entitled to the number of ordinary shares equal to the investment amount divided by the liquidity price. The liquidity price is defined as the price per share equal to the Company’s valuation at the time of the liquidity event, multiplied by 80%, and divided by the Company’s capitalization (to be no less than $25,000 thousand). As part of Company’s initial public offering (“IPO”) (as described in Note 8i below), the SAFEs were converted at a price per share of $2.892 into 276,672 ordinary shares. For accounting purposes, the SAFE instrument was classified under shareholders’ equity.

f.	During 2018 and 2019, the Company entered into several Share Purchase Agreements (“SPAs”) with multiple investors pursuant to which the Company issued shares and warrants. Pursuant to the SPAs, the warrants had an exercise price of $0.67 and were set to expire on December 31, 2020. During 2020, the board of directors extended the expiration period for each warrant to December 31, 2021. In September 2021, three of the warrant holders assigned all or part of their warrants to four assignees, among whom are the Company’s CFO and related parties of the Company’s CEO and CFO).

NeuroSense Therapeutics Ltd.
Notes to the Financial Statements

Note 8 — Shareholders’ Equity (cont.)

In August and September 2021 after the said assignments, the Company received warrant exercise notices of 1,837,500 warrants, out of the total 2,130,000 warrants outstanding at that time. The other 292,500 warrants that were not exercised were waived by their owners. As a result of the said exercises, the Company received aggregate proceeds of $1,225 thousand.

g.	In May and October 2021, several option holders exercised their outstanding options to purchase 285,000 ordinary shares for a gross proceed of $10 thousand.

h.	In October 2021, several option holders, holding an aggregate amount of 961,440 options, signed an exercise notice for their options. The proceeds from such options exercise were approximately $76 thousand. As of December 31, 2021, the proceeds from such exercises were recognized as other receivables.

i.

In December 2021, the Company closed its IPO in the United States and issued 2,000,000 units consisting of 2,000,000 Ordinary shares and 2,000,000 tradable warrants with an exercise price of $6 per share and term of 5 years. In certain cases, the warrants may be exercised on a cashless basis. Therefore, the warrants are accounted for as derivative instruments which are classified as a liability and measured at fair value through profit or loss (refer also to Note 16). The total gross consideration was $12,000 thousand. $4,560 thousand was initially attributed to the warrants based on their fair value and the remaining amount was attributed to the ordinary shares issued and recognized as an equity component in the amount of $7,440 thousand. Applicable issuance costs, amounting to $2,136 thousand, have been allocated in the same proportion as the allocation of the gross proceeds. An amount of $812 thousand was considered as issuance costs allocated to the warrants and has been recorded in profit or loss as finance expense, while costs allocated as issuance costs of ordinary shares in the amount of $1,324 thousand have been recorded in equity as a reduction of the share premium. As part of the IPO, the Company also recognized share-based issuance costs of $898 thousand which were allocated in the same proportion as the allocation of the gross proceeds from the IPO, accordingly an amount of $341 thousand was considered as issuance costs allocated to the warrants and has been recorded in profit or loss as finance expense, while costs allocated as issuance costs of ordinary shares in the amount of $557 thousand have been recorded in equity as a reduction of the share premium (refer also to Note 9(18)).

The total net proceeds from the offering were approximately $9,864 thousand and net proceeds from the exercise of underwriter’s option were $3.

The following table summarizes the movement in share capital:

	Ordinary shares
	2021	2020

Issued and paid-in share capital as at January 1	5,582,922	5,164,878
Issued for cash during the period	2,000,000	418,044
Exercise of share warrants and options during the year	3,083,940	-
Conversion of SAFE instruments	276,672	-
Issued and paid-in share capital as at December 31	10,943,534	5,582,922

B.	Ordinary Shares Right

Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of holders of all classes of shares outstanding.

NeuroSense Therapeutics Ltd.
Notes to the Financial Statements

Note 9 — Share Based Payment

On December 16, 2018, the Company’s board of directors approved an employee share option plan (“ESOP”). According to the provisions of the ESOP, the exercise period, exercise price and vesting conditions for each option grant will be determined by the board of directors. The number of shares reserved for issuance is subject to an annual increase to be added as of the first day of the Company’s fiscal year, equal to 4% of the total number of shares issued and outstanding on a fully-diluted basis as of the end of the immediately preceding fiscal year (or such lesser number of shares, including no shares, determined by the Board in its sole discretion). Ordinary shares subject to options granted under the 2018 Plan that expire or forfeited or otherwise terminated without having been exercised in full will become available again for future grant under the 2018 Plan.

The expiration date of the options granted to employees and directors is after 10 years from the grant date. Relating to options granted to services providers, the expiration date of the options is between 3-10 years from the grant date. In addition, pursuant to the grant letters, the options granted to employees, directors and service providers shall become vested and exercisable upon any merger or consolidation in which the Company is a constituent party as described in the grant letters (“Exit Event”).

On October 31, 2021, the Company’s board of directors approved an amendment to the Company’s 2018 Employee Share Option Plan. The amendment determines that the total number of underlying shares reserved for future issuance under the plan and any modification thereof, shall be:

●	900,000 shares, plus

●	An annual increase to be added as of the first day of the Company’s fiscal year, beginning in 2022 and occurring each year thereafter through 2032, equal to 4% of the total number of ordinary shares issued and outstanding on a fully-diluted basis as of the end of the Company’s immediately preceding fiscal year (or such lesser number of shares, including no shares, determined by the board of directors in its sole discretion).

Following this amendment, the number of shares reserved under this plan was 1,151,130. As of December 31, 2021, 309,630 ordinary shares are available for future grant.

NeuroSense Therapeutics Ltd.
Notes to the Financial Statements

Note 9 — Share Based Payment (cont.)

1.	In February and April 2019, the Company granted 18,000 options to certain service providers of the Company. The options have an exercise price of $0.03 per share. The options will vest quarterly over two years from the vesting commencement date.

2.	In May 2019, the Company granted 126,000 options to an employee of the Company. The options have an exercise price of $0.03 per share. The options will vest quarterly over three years from the vesting commencement date.

3.	In May 2019, the Company granted 225,000 options to a director of the Company. The options have an exercise price of $0.03 per share. The first 120,000 options will vest on the first quarter beginning on the vesting commencement date. The remaining options shall vest equally on each subsequent quarter following the first quarter beginning on the vesting commencement date over the following year and three months.

4.	In August 2019, the Company granted 60,000 options to certain directors of the Company. The options have an exercise price of $0.03 per share. The options will vest quarterly over one year commencing January 2020.

5.	In January 2020, the Company granted 18,000 options to a service provider of the Company. The options have an exercise price of NIS 5 per share ($1.61 per share, based on the exchange rate reported by the Bank of Israel on December 31, 2021). 50% of the options vest after one year from the grant date and the remaining options vest in four equal quarterly thereafter.

6.	In March 2020, the Company granted 54,000 options to an employee and a service provider of the Company:

●	18,000 options have an exercise price of NIS 5 per share ($1.61 per share, based on the exchange rate reported by the Bank of Israel on December 31, 2021). 50% of the options vest after one year from the vesting commencement date and the remaining options vest in four equal quarterly thereafter.

●	36,000 options have an exercise price of $0.03 per share. 33% of the options vest after one year from the vesting commencement date and the remaining options vest in eight equal quarterly thereafter.

7.	In July 2020, the Company granted 24,000 options to certain service providers of the Company.

●	12,000 options have an exercise price of $0.03 per share. 25% of the options vested immediately and the remaining options vest in four equal quarterly thereafter.

●	12,000 options have an exercise price of $0.03 per share. The options vest in four equal quarterly as of the date of grant.

8.	In July 2020, the Company granted 12,000 fully vested options to a service provider of the Company. The options have an exercise price of NIS 5 per share ($1.61 per share, based on the exchange rate reported by the Bank of Israel on December 31, 2021).

9.	In November and December, 2020, the Company granted 6,000 options to certain service providers of the Company. The options have an exercise price of $0.03 per share. The options vest in four equal quarterly.

10.	In March 2021, the Company’s board of directors approved the grant of 15,000 options to a certain service provider of the Company. The options had an exercise price of $1.67 per share. The options were to vest quarterly over one year starting June 2021. On October 31, 2021, the Company’s board of directors approved a new grant to such service provider. Accordingly, the Company granted 22,500 options with the following terms:

●	10,500 options have an exercise price of $1.67 per share. The options vest immediately upon an IPO.

●	6,000 options have an exercise price of $1.67 per share. The options vest on December 15, 2021.

●	6,000 options have an exercise price of $1.67 per share. The options will on March 15, 2022.

NeuroSense Therapeutics Ltd.
Notes to the Financial Statements

Note 9 — Share Based Payment (cont.)

The options are exercisable if the Company receives services from the service provider during the mentioned period.

The Company accounted the new grant as a modification to the existing grant.

11.	In July 2021, the Company granted 21,000 options to the Company’s chief financial officer. The options have an exercise price of $0.03 per share. The options vest monthly over seven months starting June 2021. Pursuant to his employment agreement, the Company agreed that to the extent the value of such options at the Company’s IPO is less than $200,000, the Company shall grant additional options.

12.	In August 2021, the Company’s board of directors approved the grant of 9,000 options to an employee. The options have an exercise price of $5.33 per share. The options vest quarterly over 3 years starting September 2021.

13.	On December 13, 2021, upon the completion of the Company's IPO, 961,440 options were exercised into shares (refer to Note 8h above) and 20,130 Options were expired. Those options previously granted to Company’s service providers, which, according to their grants, are vested upon a successful consummation of the IPO the remaining unrecognized expenses were recorded immediately upon such vesting.

14.	On October 31, 2021, the Company’s board of directors recommended that the shareholders approve, and on November 7, 2021 the Company’s shareholders approved the following awards to the Company’s current management and directors subject to an IPO:

●	108,000 RSUs to each of the Company’s Chief Executive Officer and Chief Financial Officer, which vest on a quarterly basis over 3 years, commencing December 13, 2021.

●	192,000 options to the Chairman of the Board. The options vest over four years on a quarterly basis commencing October 1, 2021 at an exercise price equal to $3.51.

●	72,000 options to a director. The options have an exercise price of $3.51 per share. The commencement date of the Option's is December 13, 2021 (the “Vesting Commencement Date”). The Options vest as follows: one-third vest one year from the Commencement Date and the remainder vest quarterly over the following two year period.

15.	On October 31, 2021, the Company’s board of directors approved the grant of 108,000 options to the Company’s Chief Medical Officer. The options have an exercise price of $3.51 per share and vest on a quarterly basis over 3 years starting December 2021.

16.	On November 9, 2021, the Company’s board of directors approved the extension of the exercise period of options of two employees, which, pursuant to their original terms would have been expire if not exercised before the completion of the IPO. According to the grant letter, at the event of an IPO, all unvested options were fully vested, and accordingly, the remaining unrecognized expenses were recorded immediately upon such vesting.

17.	On December 9, 2021, the underwriter (see Note 8i), partially exercised its right to purchase an additional 300,000 warrants for a total consideration of $3 thousands. The warrants have an exercise price of $6 per share and expire 5 years after the issuance date. These warrants were treated as issuance costs, which amounted to $681 thousand based on third party valuation, and have been allocated in the same proportion as the allocation of the gross proceeds from the IPO. An amount of $259 thousand was considered as issuance costs allocated to the warrants and has been recorded in profit or loss as finance expense, while costs allocated as issuance costs of ordinary shares in the amount of $422 thousand have been recorded in equity as a reduction of the share premium.

Furthermore, as part of the offering, the Company issued 100,000 warrants to the underwriters as share-based issuance costs . The warrants have an exercise price of $7.5 per share and expire 5 years after date of issuance and can be exercised after June 8, 2022. These options were treated as issuance costs, which amounted to $217 thousand based on third party valuation, and have been allocated in the same proportion as the allocation of the gross proceeds from the IPO. An amount of $82 thousand was considered as issuance costs allocated to the warrants and has been recorded in profit or loss as finance expense, while costs allocated as issuance costs of ordinary shares in the amount of $135 thousand have been recorded in equity as a reduction of the share premium.

NeuroSense Therapeutics Ltd.
Notes to the Financial Statements

Note 9 — Share Based Payment (cont.)

The fair value was estimated at the grant date using Binominal option pricing model for employees and directors and Black-Scholes option pricing model for service providers, taking into account the terms and conditions upon which the share options were granted. For determination of the share price used in those option pricing models — the Company used different approaches as further detailed below.

The fair value of RSUs was estimated by multiplying the number of RSUs granted by share price as of grant date.

The following table lists the inputs used for calculation of fair value of the options granted to employees and directors for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
Expected volatility	91.60%-95.01%	94.00%	90.48%-93.02%
Exercise price	0.03-5.33	0.03	0.03
Share price(1)	3.72-18.65	1.06	1.06-1.08
Risk-free interest rate	1.42%-1.81%	1%	1.54%-2.48%
Dividend yield	0	0	0
Expected life	10	10	10

The following table lists the inputs used for calculation of fair value of the options granted to consultants for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
Expected volatility	89.92%-97.18%	87.05%-93.98%	91.48%-94.16
Exercise price	0.03-1.67	0.03-1.44	0.03
Share price(1)	2.46-18.67	1.06-6.96	0.23-1.07
Risk-free interest rate	1.25%-1.72%	0.21%-1.95%	2.09%-2.95%
Dividend yield	0	0	0
Expected life (years)	6.15-10	3-10	8.54-10

(1)

Share price for options granted during January 2019 - September 2020 was determined based on the implied share price in recent capital raising and for grants after that date, in light of significant achievements in clinical trials and absence of recent fundraising reflecting embodying the said achievements, was calculated using discounted cash flows model, with the following assumptions: projected revenues, projected operating expenses, projected EBITDA margin, projected taxes on income, weighted-average cost of capital of 30%. From October 2021, the Company determined its value based on two scenarios: a stay private scenario (which included a private M&A transaction) and an IPO scenario. The DCF method was used to determine the Company's value for the stay private scenario and for the IPO scenario, the value was determined based on underwriters' indication for the possible range of the share price in the anticipated IPO. The Hybrid Method was utilized to allocate the Company's value appropriately to determine the fair value of its ordinary shares. The Hybrid Method considered the following future liquidity event scenarios: (1) a stay private scenario (which included a private M&A transaction) and (2) an IPO scenario applying a probability weighting of 60% and 40% to the stay private and the IPO scenarios, respectively, after considering the Company’s stage of development, the stage of IPO discussions and potential volatility in the market.

The following table lists the inputs used for calculation of fair value of the underwriters warrants granted:

Expected volatility	90.59%
Exercise price	$7.5
Share price(1)	$3.72
Risk-free interest rate	1.23%
Dividend yield	0
Expected life	5

NeuroSense Therapeutics Ltd.
Notes to the Financial Statements

Note 9 — Share Based Payment (cont.)

The following table summarizes the share option activity for the annual periods ended on December 31, 2021 and 2020:

	Number of options	Weighted average exercise price
Options outstanding at January 1, 2021	1,476,570	$0.08
Granted	424,500	$3.28
Expired	(20,130)	0.03
Exercised	(1,246,440)	0.07
Options outstanding at December 31, 2021	634,500	$2.25
Exercisable at December 31, 2021	231,749	0.47

	Number of options	Weighted average exercise price

Options outstanding at January 1, 2020	1,362,570	$0.03
Granted	114,000	0.67
Options outstanding at December 31, 2020	1,476,570	$0.08
Exercisable at December 31, 2020	1,040,547

As discussed in Note 9(14), during 2021 the Company granted 216,000 RSU’s to its officers. As of December 31, 2021, all of such RSUs were outstanding (out of which, none are exercisable as of December 31, 2021).

As of December 31, 2021, the Company also granted 100,000 warrants to the underwriters as non cash issuance cost compensation and the underwriter has exercised his option and purchased 300,000 warrants (refer to Note 9(18)). These warrants are still outstanding as of December 31, 2021.

The share-based expense recognized in the statements of income were as follows:

	For the year ended December 31,
	2021	2020	2019
	U.S. dollars in thousands
Share-based compensation expense – Research and development	$1,969	$1,804	474
Share-based compensation expense – General and administrative	1,849	257	137
Share-based compensation expense – Finance expenses	341	-	-
	$4,159	$2,061	611

In addition, to the share-based compensation expenses that have been recorded in profit and loss, share-based compensation in the amount of $557 has been allocated to the issuance of shares and accordingly recorded as a reduction of the share premium.

Note 10 — Research and development expenses

	For the year ended December 31,
	2021	2020	2019
	U.S. dollars in thousands
Subcontractors and consultants	$628	$452	$304
Share-based compensation	1,969	1,804	474
Salaries and social benefits	447	227	105
Others	38	12	15
	$3,082	$2,495	$898

NeuroSense Therapeutics Ltd.
Notes to the Financial Statements

Note 11 — General and Administrative Expenses

	For the year ended December 31,
	2021	2020	2019
	U.S. dollars in thousands
Professional services	$372	$49	$111
Share-based compensation	1,849	257	137
Salaries and social benefits	74	52	56
Insurance	68	14	6
Traveling abroad	50	8	24
Others	92	13	3
	$2,505	$393	$337

Note 12 — Finance Income, net

	For the year ended December 31,
	2021	2020	2019
	U.S. dollars in thousands
Finance Income:
Revaluation of warrants	$2,732	$-	$-
Exchange rates	-	61	18
	$2,732	$61	$18
Finance Expenses:
Issuance costs	$(1,152)	$-	$-
Exchange rates	(32)	-	-
Bank fees	(2)	(1)	(5)
	$(1,186)	$(1)	$(5)

Total financing income, net	$1,546	$60	$13

Note 13 — Commitment and contingencies

In December 2021, the Company entered into an office space lease agreement (which commenced on January 1, 2022). Monthly rent payments including utilities amount to approximately $7 thousand. The lease period is for 24 months with an option to extend the lease period for additional two periods of 12 months each.

Note 14 — Related Parties Balances and Transactions

A.	Balances with related parties:

	As of December 31,
	2021	2020
	U.S. dollars in thousands
Other payables – Officers and Directors	$65	$13
	$65	$13

B.	Transactions with related parties:

	For the year ended December 31,
	2021	2020	2019
	U.S. dollars in thousands
Salary fees(1)	$257	$126	$112
Directors consultancy fees(2)	29	28	27
Share based payment expense (refer to Note 9)	1,707	66	230
	$1,993	$220	$369
(1) Number of related parties	3	1	1
(2) Number of directors	4	4	4

NeuroSense Therapeutics Ltd.
Notes to the Financial Statements

Note 14 — Related Parties Balances and Transactions (Cont.)

C.	Transactions with related parties

1.	On April 22, 2019, the Company entered into an assignment agreement with its chief executive officer, pursuant to which he assigned the Company the full and exclusive rights to an invention in the United States, and any and all patents which may be granted in the United States related to the methods and compositions of anti-inflammatory drug and dicer activator for treatment of neuronal diseases. The Company paid one dollar as consideration for the assignment. As the transaction has been performed with a controlling shareholder, the Company measured the transferred assets at the nominal amount paid.

2.	During 2019, some the financing transactions disclosed in note 8A above have been performed with persons that are family members of the Company's chief executive officer. These transactions were carried out on the same terms as other investors.

3.	On June 1, 2021, the Company signed an employee agreement with its Chief Financial Officer according to which the Company will pay a monthly fee for his services. In addition, as part of the agreement, Chief Financial Officer was granted with 21,000 options (refer to Note 9(11)). Under the employment agreement, it was agreed that to the extent that economical value of the Options at such time that the Company consummates it’s IPO (the “Options Valuation”) will be, in the aggregate, less than US$ 200 thousand, then the Company shall allocate to the Employee additional Options equal, in the aggregate, to the difference between the Options Valuation and US$ 200 thousand.

4.	On October 31, 2021, the Company’s board of directors recommended that the shareholders approve, and on November 7, 2021 the Company’s shareholders approved, among others, the following:

●	Compensation packages for the Company’s executive officers, consisting of (i) an annual base salary payable in cash and (ii) a target annual bonus based on a combination of Company performance and personal goals and (iii) share based compensation (refer to Note 9(14)).

●	Compensation package for the chairman and other independent and external directors, consisting of (i) an annual retainer payable in cash, (ii) additional cash retainers for committee chairmanship and committee service, and (iii) share based compensation (refer to Note 9(14)).

Note 15 — Loss Per Share

Basic loss per share is computed by dividing the loss for the period applicable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

For the years ended December 31, 2021, 2020 and 2019, all outstanding share options have been excluded from the calculation of the diluted net loss per share as all such securities are anti-dilutive for all years presented.

NeuroSense Therapeutics Ltd.
Notes to the Financial Statements

Note 15 — Loss Per Share (cont.)

The loss and the weighted average number of shares used in computing basic and diluted net loss per share is as follows (U.S. dollars in thousands, except share and per share data):

	For the year ended December 31,
	2021	2020	2019
Numerator:
Net loss applicable to shareholders of ordinary shares (in Thousands)	(4,041)	(2,828)	(1,222)

Denominator:
Shares of ordinary share used in computing basic and diluted net loss per share	6,243,411	5,519,061	4,634,043
Net loss per share of ordinary share, basic and diluted	(0.65)	(0.51)	(0.26)

Note 16 — Financial Instruments

The Company has exposure to the following risks from its use of financial instruments:

●	Credit risk

●	Liquidity risk

●	Market risk

This note presents quantitative and qualitative information about the Company’s exposure to each of the above risks, and the Company’s objectives, policies and processes for measuring and managing risk.

The carrying amounts of cash and cash equivalents, other receivables, restricted deposits, trade payables, and other payables approximate their fair value due to the short-term maturities of such instruments.

Credit risk

The Company’s credit risk arises principally from the Company’s cash.

The Company holds cash with banks and financial institutions and in the estimation of management, the credit risk for these financial instruments is low.

Liquidity risk

The cash surpluses held by the Company that are not required for financing its current activity, are invested in interest-bearing investment channels such as: short-term deposits. This investment channels are chosen by the Company’s managements based on future forecasts of the cash the Company will require in order to meet its liabilities.

Cash flow forecasts are determined on an individual basis. The Company examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs.

The following are the contractual maturities of financial liabilities at undiscounted amounts and based on the future rates forecasted at the reporting date:

	December 31, 2021
	Carrying amount	Contractual cash flows	6 months or less
	U.S. dollars in thousands
Non-derivative financial liabilities
Trade payables	39	39	39
Other payables	548	548	548

NeuroSense Therapeutics Ltd.
Notes to the Financial Statements

Note 16 — Financial Instruments (cont.)

	December 31, 2020
	Carrying amount	Contractual cash flows	6 months or less
	U.S. dollars in thousands
Non-derivative financial liabilities
Trade payables	55	55	55
Other payables	65	65	65

Market risk

The Company is exposed to foreign exchange risk resulting from the exposure to different currencies, mainly the NIS. Foreign exchange risk arises on recognized assets and liabilities that are denominated in a foreign currency other than the functional currency.

The Company acts to reduce the foreign exchange risk by managing an adequate part of the available liquid sources in or linked to the NIS.

	December 31, 2021
	Foreign currency
	Dollar	NIS	Euro	GBP	Total
	U.S. dollars in thousands
Financial assets and financial liabilities:
Assets:
Cash	10,359	693	4	7	11,063
Other receivables	-	210	100	-	310
Restricted deposits	-	39	-	-	39
Liabilities:
Trade payables	39	-	-	-	39
Other payables	200	358	-	-	558
Liability in respect of warrants	1,828	-	-	-	1,828
Total net exposure in statement of financial position in respect of financial assets and financial liabilities	8,292	584	104	7	8,987

	December 31, 2020
	Foreign currency
	Dollar	NIS	Euro	GBP	Total
	U.S. dollars in thousands
Financial assets and financial liabilities:
Assets:
Cash	250	384	58	7	699
Other receivables	—	30	—	—	30
Restricted deposits	—	37	—	—	37
Liabilities:
Trade payables	20	27	6	2	55
Other payables	6	59	—	—	65
Total net exposure in statement of financial position in respect of financial assets and financial liabilities	224	365	52	5	646

Sensitivity analysis

A change as of December 31, 2021 in the exchange rates of the following currencies against the dollar, as indicated below would have affected the measurement of financial instruments denominated in a foreign currency and would have increased (decreased) profit or loss and equity by the amounts shown below. This analysis is based on foreign currency exchange rate that the Company considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables remain constant. The analysis was performed on the same basis for 2020.

NeuroSense Therapeutics Ltd.
Notes to the Financial Statements

Note 16 — Financial Instruments (cont.)

	December 31, 2021
	Increase		Decrease
	Profit or loss	Equity	Profit or loss	Equity
	U.S. dollars in thousands
Change in the exchange rate of:
10% in the NIS	58	58	(58)	(58)
10% in the GBP	1	1	(1)	(1)
10% in the Euro	10	10	(10)	(10)

	December 31, 2020
	Increase		Decrease
	Profit or loss	Equity	Profit or loss	Equity
	U.S. dollars in thousands
Change in the exchange rate of:
10% in the NIS	37	37	(37)	(37)
10% in the GBP	1	1	(1)	(1)
10% in the Euro	5	5	(5)	(5)

D.	Fair value of financial instruments

The carrying amounts of certain financial assets and liabilities, including cash, trade receivables, other receivables, trade payables and other payables are the same or proximate to their fair value.

As part of the IPO (refer to Note 8A(i)), the Company issued 2,000,000 warrants to investors. At the grant date and December 31, 2021, the Company measured their fair value and the changes in fair value were recognized in profit or loss.

The fair value of the liability in respect to the warrants at their issuance date (December 13, 2021) was determined by using the Monte-Carlo model (fair value measurement at level 2), and as of the end of the year according to the warrant price at the stock market (fair value measurement at level 1). The table below presents an analysis of the fair value of the liability in respect to the warrants at their issuance date (December 13, 2021) and at the end of the year:

	December 13, 2021	December 31, 2021
	Thousands USD	Thousands USD
Financial liabilities:
Warrants	4,560	1,828

Total	4,560	1,828

NeuroSense Therapeutics Ltd.
Notes to the Financial Statements

Note 16 — Financial Instruments (cont.)

Details regarding fair value measurement at Levels 2

The fair value of the warrants was measured using the Monte-Carlo model. The following inputs were used to determine the fair value:

December 13, 2021

Expected volatility (a)	90.61%
Share price (d)	3.72
Risk-free interest rate (b)	1.30
Expected life (years) (c)	5

(a)	Based on the historical volatility of comparable companies.
(b)	Based on traded zero-coupon U.S. treasury bonds with maturity equal to expected terms.
(c)	Based on contractual terms.
(d)	Derived from the issuance of the equity units issued in Company’s IPO.

Note 17 — Income Taxes

A.	Details regarding the tax environment of the Company

(1)	Corporate tax rate

The tax rate relevant to the Company in the years 2021, 2020 and 2019 was 23%.

B.	Unrecognized deferred tax assets

As of December 31, 2021, the Company had carried forward losses for tax purposes in the amount of approximately $3,960 thousand. Under current tax regulation in Israel, tax losses do not expire.

The Company has not recorded deferred tax assets with respect to carry forward losses nor in respect of other timing differences such as research and development expenses carried forward and other timing differences in the amount of $3,100 thousand, because there is a low level of certainty that such losses or temporary deductible differences will be utilized in the foreseeable future.

C.	Tax assessments

The Company has not received tax assessments since its inception date.

D.	The main reconciling item between the statutory tax rate of the Company and the effective tax rate is current year tax losses and benefits for which no deferred tax assets were created.

NeuroSense Therapeutics Ltd.
Notes to the Financial Statements

Note 18 — Subsequent Events

On January 25, 2022 and March 10, 2022, the Company’s board of directors and shareholders, respectively, approved the compensation of each of the Company's external directors and a newly appointed director. Such compensation included the grant of 72,000 options to each such director at an exercise price of $1.43 per share, pursuant to the Company’s 2018 Employee Share Option Plan. One-third of each option award vests one year from the grant date and the remainder vests quarterly and becomes fully vested three years from the grant date.

On January 25, 2022, the Company’s board of directors approved the grant of aggregate amount of 192,000 options to several employees. The options have an exercise price of $2.18 per share. The options vest quarterly over 3 years starting January 25, 2022.

In March 2022, the Company received an amount of $3,870 thousand as a result of the exercise of 645,000 warrants at a price per share of $6.

On March 31 2022, the Company’s board of directors approved the grant of aggregate amount of 36,000 options to several employees. The options have an exercise price of $3.97 per share. The options vest quarterly over 3 years starting March 31, 2022.