Form 20-F
period 2022-12-31
NeuroSense Therapeutics Ltd.
filed 2023-03-22
CIK 1875091

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

001-41084

(Commission file number)

NeuroSense Therapeutics Ltd.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 11,781,963 ordinary shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

PRESENTATION OF FINANCIAL INFORMATION

The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar” or “$” refer to U.S. dollars, the lawful currency of the United States. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this annual report are translated using the rate of NIS 3.519 to $1.00, based on the representative exchange rate reported by the Bank of Israel on December 30, 2022.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

The NeuroSense Therapeutics logo and other trademarks and service marks of NeuroSense Therapeutics appearing in this annual report are the property of the Company. Solely for convenience, some of the trademarks, service marks, logos and trade names referred to in this annual report are presented without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, service marks and trade names. This annual report contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this annual report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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

Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to substantial risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to a variety of factors, including, but not limited to, those identified under the section titled “Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	the going concern reference in our financial statements and our need for substantial additional financing to achieve our goals;

●	our limited operating history and history of incurring significant losses and negative cash flows since our inception, which we anticipate will continue for the foreseeable future;

●	our dependence on the success of our lead product candidate, PrimeC, including our obtaining of regulatory approval to market PrimeC in the United States;

●	our limited experience in conducting clinical trials and reliance on clinical research organizations and others to conduct them;

●	our ability to advance our preclinical product candidates into clinical development and through regulatory approval and commercialization;

●	the results of our clinical trials, which may fail to adequately demonstrate the safety and efficacy of our product candidates;

●	our ability to achieve the broad degree of physician adoption and use and market acceptance necessary for commercial success;

●	our reliance on third parties in marketing, producing or distributing products and research materials for certain raw materials, compounds and components necessary to produce PrimeC for clinical trials and to support commercial scale production of PrimeC, if approved;

●	our receipt of regulatory clarity and approvals for our therapeutic candidates and the timing of other regulatory filings and approvals;

●	estimates of our expenses, revenues, capital requirements and our needs for additional financing;

●	our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our product candidates and technologies; and

●	the impact of the public health, political and security situation in Israel, the U.S. and other countries in which we may obtain approvals for our products or our business.

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

●	Our financial statements include a going concern reference. We will require substantial additional financing to achieve our goals, and a failure to obtain this capital when needed and on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, commercialization efforts or other operations.

●	We have a limited operating history and have incurred significant losses and negative cash flows since our inception, and we anticipate that we will continue to incur significant losses and negative cash flows for the foreseeable future, which makes it difficult to assess our future viability.

●	Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

●	We are dependent on the success of our lead product candidate, PrimeC, including obtaining regulatory approval to market PrimeC in the United States.

●	We may be unable to obtain regulatory approval for our product candidates.

●	To date, we have only generated limited clinical data for our product candidates.

●	We have limited experience in conducting clinical trials and have never obtained approval for any product candidates, and may be unable to do so successfully.

●	We have not applied for regulatory approvals to market any of our other product candidates, and we may be delayed in obtaining or failing to obtain such regulatory approvals and to commercialize our product candidates.

●	We may not be able to advance our preclinical product candidates into clinical development and through regulatory approval and commercialization.

●	Clinical drug development involves a lengthy and expensive process with an uncertain outcome, results of earlier studies and trials may not be predictive of future trial results, and our clinical trials may fail to adequately demonstrate the safety and efficacy of our product candidates.

●	PrimeC or any of our other product candidates may produce undesirable side effects that we may not have detected in our previous preclinical studies and clinical trials. This could prevent us from gaining marketing approval or market acceptance for these product candidates, or from maintaining such approval and acceptance, and could substantially increase commercialization costs and even force us to cease operations.

●	Our product candidates, if approved, will face significant competition with competing technologies and our failure to compete effectively may prevent us from achieving significant market penetration.

●	We may enter into collaborations with third parties for the development or commercialization of our product candidates. If our collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

●	If we fail to manage our growth effectively, our business could be disrupted.

●	If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop our product candidates, conduct our clinical trials and commercialize any of the products we develop.

●	If our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our product candidates and technologies are not adequate, we may not be able to compete effectively in our market and we otherwise may be harmed.

●	We may be subject to claims that we infringe, misappropriate or otherwise violate the intellectual property rights of third parties.

●	We may receive only limited protection, or no protection, from our issued patents and patent applications.

●	If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

●	We may not be able to protect our intellectual property rights throughout the world.

●	We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive and time consuming, delay or prevent the development and commercialization of our products and product candidates or put our patents and other proprietary rights at risk.

●	An active, liquid and orderly trading market for our ordinary shares or Warrants may not develop, which may inhibit the ability of our shareholders to sell ordinary shares and Warrants.

●	The market price of our ordinary shares and Warrants may be subject to fluctuation and you could lose all or part of your investment.

●	If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares and Warrants, the price of our ordinary shares and Warrants could decline.

●	Future sales of our ordinary shares could reduce the market price of our ordinary shares and Warrants.

●	The significant share ownership position of our officers, directors and entities affiliated with certain of our directors may limit your ability to influence corporate matters.

●	We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

●	Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, even when the terms of such a transaction are favorable to us and our shareholders.

●	Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

Risks Related to Our Limited Operating History, Financial Condition and Capital Requirements

Our financial statements include a going concern reference. We will require substantial additional financing to achieve our goals, and a failure to obtain this capital when needed and on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, commercialization efforts or other operations.

Since our inception, almost all of our resources have been dedicated to the preclinical and clinical development of our lead product candidate, PrimeC. As of December 31, 2022, we had cash, cash equivalents and short-term deposits of $7.1 million.

Our financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business, and our financial status creates a doubt whether we will continue as a going concern. Our future operations are dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that we will be successful in completing an equity or debt financing or in achieving or maintaining profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern.

We will require additional capital to complete clinical trials and to obtain regulatory approval for, and commercialize, our product candidates. In addition, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity, convertible debt or debt financings, third-party funding, marketing and distribution arrangements, as well as other collaborations, strategic alliances and licensing arrangements, or a combination of these approaches. In any event, we will require additional capital to pursue preclinical and clinical activities, and pursue regulatory approval for, and to commercialize, our pipeline product candidates.

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

If adequate funds are not available to us on a timely basis, we may be required or choose to:

●	delay, limit, reduce or terminate preclinical studies, clinical trials or other development activities for our product candidates or any of our future product candidates or otherwise terminate our operations;

●	delay, limit, reduce or terminate our other research and development activities; or

●	delay, limit, reduce or terminate our establishment or expansion of manufacturing, sales and marketing or distribution capabilities or other activities that may be necessary to commercialize PrimeC or any of our other product candidates.

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

We are a clinical-stage drug development company with a limited operating history upon which you can evaluate our business and prospects. We are not profitable and have incurred net losses in each period since we commenced operations in February 2017, including net losses of $12.34 million and $4.04 million for the years ended December 31, 2022 and 2021, respectively. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. Our ability to ultimately achieve recurring revenues and profitability is dependent upon our ability to successfully complete the development of our product candidates, obtain necessary regulatory approvals for and successfully manufacture, market and commercialize our products.

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

We have invested almost all of our efforts and financial resources in the research and development of our lead product candidate, PrimeC. Our future success depends on our ability to develop, commercialize, market and sell PrimeC and our other product candidates. However, our product candidates are in various stages of preclinical and clinical development and each of them has yet to receive marketing approval from the U.S. Food and Drug Administration, or the FDA, or any other regulatory agency. Our product candidates’ marketability is subject to significant risks associated with successfully completing current and future clinical trials, including:

●	the FDA’s timely acceptance of our IND filing for our product candidates other than PrimeC for which we plan to file an IND. Without such IND acceptances, we will be unable to commence clinical trials in the United States;

●	the FDA’s acceptance of our parameters for regulatory approval relating to PrimeC and our other product candidates, including our proposed indications, primary and secondary endpoint assessments and measurements, safety evaluations, CMC activities and regulatory pathways;

●	the FDA’s acceptance of the number, design, size, conduct and implementation of our clinical trials, our trial protocols and the interpretation of data from preclinical studies and clinical trials;

●	our ability to successfully complete the clinical trials of our product candidates, including timely patient enrollment and acceptable safety and efficacy data and our ability to demonstrate the safety and efficacy of the product candidates undergoing such clinical trials;

●	our ability to complete in a timely fashion the PrimeC pivotal trial, and that the single pivotal trial, even if successfully completed, will be sufficient to support a New Drug Application, or NDA, submission;

●	the FDA’s acceptance of the sufficiency of the data we collected from our preclinical studies and Phase IIa NST002 clinical trial and will collect ahead of potentially initiating a pivotal clinical trial, and our ability to commence a pivotal clinical trial in the United States for PrimeC following an IND submission, if accepted;

●	the FDA’s willingness to schedule an advisory committee meeting in a timely manner to evaluate and decide on the approval of our potential future NDA for PrimeC;

●	the recommendation of the FDA’s advisory committee to approve our applications to market PrimeC and our other product candidates in the United States, without limiting the approved labeling, specifications, distribution or use of the products, or imposing other restrictions;

●	the FDA’s satisfaction with the safety, quality and efficacy of our product candidates;

●	the prevalence and severity of adverse events associated with our product candidates;

●	the timely and satisfactory performance by third-party contractors of their obligations in relation to our clinical trials;

●	our success in educating physicians and patients about the benefits, administration and use of our product candidates, if approved, particularly in light of the fact that there is a limited number of currently available and approved treatment options for Amyotrophic Lateral Sclerosis (ALS);

●	the availability, perceived advantages, relative cost, safety and efficacy of alternative and competing treatments for the indications addressed by our product candidates;

●	the effectiveness of our marketing, sales and distribution strategy, and operations, as well as that of any current and future licensees; and

●	our ability to obtain, protect and enforce our intellectual property rights with respect to our product candidates.

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

Our business depends upon obtaining these regulatory approvals. There are currently a limited number of alternative drugs approved by the FDA for the treatment of ALS. The FDA can delay, limit or deny approval of our product candidates for many reasons, including:

●	our inability to satisfactorily demonstrate that the product candidates are safe and effective for the target indication;

●	the FDA’s disagreement with our trial protocol, the interpretation of data from preclinical studies or clinical trials, or adequate conduct and control of clinical trials;

●	the population studied in the clinical trial may not be sufficiently broad or representative to assess safety in the patient population for which we seek approval;

●	our inability to demonstrate that clinical or other benefits of our product candidates outweigh any safety or other perceived risks;

●	the FDA’s determination that the 505(b)(2) regulatory pathway is not available for our product candidates;

●	the FDA’s determination that additional preclinical studies or clinical trials are required;

●	the FDA’s non-approval of the formulation, labeling or the specifications of our product candidates;

●	the FDA’s non-acceptance of the manufacturing processes or facilities of third-party manufacturers with which we contract;

●	the potential for approval policies or regulations of the FDA to significantly change in a manner rendering our clinical data insufficient for approval; or

●	resistance to approval from the FDA’s advisory committee for any reason including safety or efficacy concerns.

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

Positive results in preclinical testing and early clinical trials do not ensure that later clinical trials will be successful. A number of pharmaceutical companies have suffered significant setbacks in clinical trials, including in clinical trials, after promising results in preclinical testing and early clinical trials. These setbacks have included negative safety and efficacy observations in later clinical trials, including previously unreported adverse effects. For example, our completed Phase IIa NST002 trial of PrimeC involved a limited number of 15 patients. If our clinical trials do not ultimately indicate that our product candidates are safe or efficacious for their intended application, the FDA may not approve any NDA that we may file to market such product candidates, and our business would not be able to generate revenue from the sale of such product candidates.

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

The process of developing, obtaining regulatory approval for and commercializing our product candidates is long, complex, costly and uncertain, and delays or failure can occur at any stage. The research, testing, manufacturing, labeling, marketing, sale and distribution of drugs are subject to extensive and rigorous regulation by the FDA and foreign regulatory agencies, as applicable. These regulations are agency-specific and differ by jurisdiction. We are not permitted to market any product candidate in the United States until we receive approval of an NDA from the FDA, or in any foreign countries until we receive the requisite approval from the respective regulatory agencies in such countries. To gain approval of an NDA or other equivalent regulatory approval, we must provide the FDA or relevant foreign regulatory authority with preclinical and clinical data that adequately demonstrates the safety and efficacy of the product for the intended indication.

Before we can submit an NDA to the FDA or similar applications to foreign regulatory authorities, we must conduct at least one pivotal clinical trial for each product candidate. Based on the results of our clinical trials and our discussions with the FDA on potential trial design, we intend to initiate a nine months non rodents tox study and a pivotal clinical trial to further evaluate PrimeC. We have initiated and/or completed three additional studies to further support our future regulatory submissions. First, in September 2022 we announced positive results from our Good Laboratory Practices (GLP) toxicity study in rats to confirm the safety of PrimeC in high doses, in accordance with the FDA’s expectations. We also announced in September 20222 positive results of our pharmacokinetic (PK) study assessing the exposure levels of PrimeC’s extended release, or ER, formulation, where we observed the safety and improved PK profile of PrimeC in this formulation, in comparison to co-administration of the two marketed products that are a part of PrimeC’s composition. We have also initiated a Phase IIb trial with PrimeC’s ER formulation that will evaluate several biomarkers, which we expect will increase our understanding of the changes in the pathological pathways of ALS and inform the final trial design for our potential pivotal clinical trial. We currently expect to report interim results from our Phase IIb trial in the second half of 2023. Subject to agreement with FDA on trial design, the results of the PARADIGM trial and results of additional trials we intend to conduct in the interim, we believe we could be in a position to initiate a pivotal clinical trial of PrimeC for the treatment of ALS as early as 2024.

Before commencing a clinical trial for PrimeC in the United States, we filed an IND, which was accepted by the FDA. We cannot assure you that the FDA will not decide to materially alter certain parameters, including among others, potentially requiring a pivotal study with several control arms, during the trial or require us to conduct more than one pivotal trial before submitting an NDA.

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

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. A failure of one or more of our clinical trials can occur at any time during the clinical trial process. We do not know whether future clinical trials, if any, will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. Clinical trials can be delayed, suspended or terminated for a variety of reasons, including failure to:

●	generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

●	obtain regulatory approval, or feedback on trial design, in order to commence a trial;

●	identify, recruit and train suitable clinical investigators;

●	reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, and have such CROs and sites effect the proper and timely conduct of our clinical trials;

●	obtain and maintain institutional review board (IRB) or Ethic Committee (EC), approval at each clinical trial site;

●	identify, recruit and enroll suitable patients to participate in a trial;

●	have a sufficient number of patients complete a trial or return for post-treatment follow-up;

●	ensure clinical investigators and clinical trial sites observe trial protocol or continue to participate in a trial;

●	address any patient safety concerns that arise during the course of a trial;

●	address any conflicts with new or existing laws or regulations;

●	add a sufficient number of clinical trial sites;

●	manufacture sufficient quantities at the required quality of product candidate for use in clinical trials; or

●	raise sufficient capital to fund a trial.

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

We may also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs or ECs of the institutions in which such trials are being conducted, by the trial’s data safety monitoring board, by the FDA or by the applicable foreign regulatory authorities. Such authorities may suspend or terminate one or more of our clinical trials due to a number of factors, including our failure to conduct the clinical trial in accordance with relevant regulatory requirements or clinical protocols, inspection of the clinical trial operations or trial site by the FDA or foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

In addition, disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing preclinical studies and clinical trials, as applicable. For example, on March 18, 2020, the FDA announced its intention to temporarily postpone routine surveillance inspections of domestic manufacturing facilities in response to the COVID-19 pandemic. If global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions. In addition, we have changed our estimate of the expected timing of top-line results from our Phase IIb trial from the second quarter of 2023 to the second half of 2023 after the enrollment rate of the trial was slowed down due to regulatory approval delays, resulting from a back-log post-COVID. If we experience any other delays in the initiation, enrollment or completion of any preclinical study or clinical trial of our product candidates, or if any preclinical studies or clinical trials of our product candidates are cancelled, the commercial prospects of our product candidates may be materially adversely affected, and our ability to generate product revenues from any of these product candidates will be delayed or not realized at all. In addition, any delays in completing our clinical trials may increase our costs and slow down our product candidate development and approval process.

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

The COVID-19 pandemic is impacting worldwide economic activity, particularly economic activity in the United States, and poses the risk that we or our employees, contractors, suppliers, or other partners may be prevented or delayed from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. The continued prevalence of COVID-19 and the measures taken by the governments of countries affected could disrupt our supply chain and manufacturing, cause diversion of healthcare resources away from the conduct of preclinical and clinical trial matters to focus on pandemic concerns, limit travel in a manner that interrupts key trial activities, such as trial site initiations and monitoring, delay regulatory filings with regulatory agencies in affected areas or adversely affect our ability to obtain regulatory approvals. These disruptions could also affect other facets of our business, including but not limited to:

●	our ability to recruit employees from outside of Israel;

●	the ability of our employees to travel;

●	the ability of our CROs to conduct preclinical or clinical studies in foreign countries;

●	our ability to import materials from outside of Israel; and

●	our ability to export materials to our CROs and other third-parties located outside of Israel.

The COVID-19 pandemic and mitigation measures also may have an adverse impact on global economic conditions, which could adversely impact our business, financial condition or results of operations. Additionally, the COVID-19 pandemic has resulted in significant financial market volatility and uncertainty. A continuation or worsening of the levels of market disruption and volatility seen in the recent past as a result of the COVID-19 outbreak could have an adverse effect on our ability to access capital and on the market price of our ordinary shares and Warrants. In March 2020, we put in place a number of protective measures in response to the COVID-19 pandemic. These measures included cancelling all commercial business travel, requesting employees to limit non-essential personal travel, asking some employees to self-quarantine at home and encouraging employees to work from home to the extent their job function enables them to do so. Although we have since cancelled these protective measures, we may need to re-institute them and/or implement new protective measures, and government authorities may impose its own restrictions, if conditions worsen, any of which may adversely affect our business.

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

Furthermore, commencing the planned pivotal clinical trial for PrimeC will involve a larger patient base than that previously studied, and the commercial marketing of PrimeC, if approved, will further expand the clinical exposure of the drug to a wider and more diverse group of patients than those participating in the clinical trials, which may identify undesirable side effects caused by these products that were not previously observed or reported.

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

Additionally, in the event we discover the existence of adverse medical events or side effects caused by one of our product candidates, a number of other potentially significant negative consequences could result, including:

●	our inability to file an NDA or similar application for our product candidates because of insufficient risk-benefit, or the denial of such application by the FDA or foreign regulatory authorities;

●	the FDA or foreign regulatory authorities suspending or withdrawing their approval of the product;

●	the FDA or foreign regulatory authorities requiring the addition of labeling statements, such as warnings or contraindications or distribution and use restrictions;

●	the FDA or foreign regulatory authorities requiring us to issue specific communications to healthcare professionals, such as letters alerting them to new safety information about our product, changes in dosage or other important information;

●	the FDA or foreign regulatory authorities issuing negative publicity regarding the affected product, including safety communications;

●	our being limited with respect to the safety-related claims that we can make in our marketing or promotional materials;

●	our being required to change the way the product is administered, conduct additional preclinical studies or clinical trials or restrict or cease the distribution or use of the product; and

●	our being sued and held liable for harm caused to patients.

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

Even if we obtain FDA or foreign regulatory approvals for our product candidates, the commercial success of such products will depend significantly on their broad adoption and use by physicians, for approved indications. The degree and rate of physician and patient adoption of our product candidates, if approved, will depend on a number of factors, including:

●	the clinical indications for which the product is approved;

●	the prevalence and severity of adverse side effects;

●	physicians’ satisfaction with the results shown in clinical trials

●	patient satisfaction with the results and administration of our product and overall treatment experience, including relative convenience, ease of use and avoidance of, or reduction in, adverse side effects;

●	the extent to which physicians recommend our products to patients;

●	physicians’ and patients’ willingness to adopt new therapies in lieu of other products or treatments;

●	the cost of treatment, safety and efficacy in relation to alternative treatments;

●	the extent to which the costs of our product candidates are reimbursed by third-party payors, and patients’ willingness to pay for our products;

●	the extent to which physicians adopt and prescribe PrimeC, rather than the two alternative FDA-approved drugs, ciprofloxacin and celecoxib, that we formulated to create PrimeC;

●	the revenues and profitability that our products will offer physicians as compared to alternative therapies; and

●	the effectiveness of our sales and marketing efforts.

If PrimeC or any of our other product candidates is approved for use, but fails to achieve the broad degree of physician adoption and market acceptance necessary for commercial success, our operating results and financial condition would be adversely affected.

Our product candidates, if approved, may face significant competition with competing technologies and our failure to compete effectively may prevent us from achieving significant market penetration.

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

We are aware that potentially disease modifying therapeutics for ALS are being developed by several large and specialty pharmaceutical and biotechnology companies and academic institutions, including Biogen, Amylyx Pharmaceuticals, Novartis, MT-Pharma, Sanofi, AB Science, Prilenia Therapeutics, Brainstorm Cell Therapeutics, Clene, Corcept Therapeutics, Cytokinetics, Denali Therapeutics, Seelos, Eledon, QurAlis, and Apellis Pharmaceuticals, among others, in various stages of clinical trials. In addition, we are aware of several large and specialty pharmaceutical companies, such as Eli Lilly and Roche (including Genentech Inc., its wholly owned subsidiary), that are developing potentially disease modifying therapeutics for Alzheimer’s Disease and Parkinson’s Disease. We do not know whether these potential competitors are already developing, or plan to develop, the same treatments or treatments for other indications that we are pursuing, and we may be unable to ascertain whether such activities are underway in the future.

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

We intend to rely on third parties and consultants to assist us in conducting our single pivotal clinical trial for PrimeC and certain preclinical and clinical trials for our other product candidates. If these third parties or consultants do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for or commercialize PrimeC or any of our other product candidates.

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

As of December 31, 2022, we had fourteen full and part time employees and several part-time consultants, most of whom are based at our headquarters in Herzliya, Israel and the rest of whom work in office space in Zurich, Switzerland. We will need to continue to expand our development, quality, sales, managerial, operational, finance, marketing and other resources to manage our operations and clinical trials, continue our development activities and commercialize our product candidates, if approved. Our management, personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our expansion strategy requires that we:

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

The U.S. dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in NIS, which is the lawful currency of the State of Israel. As a result, we are exposed to the risks that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar. For example, the dollar depreciated against the NIS in 2021 by 3.27% and the dollar strengthen against the NIS in 2022 by 12.5%. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or nonperformance by financial institutions or transactional counterparties, could adversely affect the Company’s current and projected business operations and its financial condition and results of operations.

Actual events involving reduced or limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. Although we did not have any cash or cash equivalent balances on deposit with Silicon Valley Bank, Signature Bank and Silvergate Capital Corp., investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our cash and cash equivalents and investments in marketable securities may be threatened. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, or result in breaches of our financial and/or contractual obligations. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

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

While we seek patent protection for all of our product candidates, our patent coverage is limited, and we can provide no assurance that any of our current or future patent applications will result in issued patents or that any issued patents will provide us with any competitive advantage. Our patent portfolio includes U.S. Patent 10,980,780, which relates to methods for treatment of ALS using ciprofloxacin and celecoxib, and which expires in 2038. This patent also been issued in the European Patent Office, Canada and Australia. Similar patent applications are pending in Japan, and in Israel. In addition, U.S. patent application 16/623,467, which relates to methods of treatment of neurodegenerative disease using combinations of ciprofloxacin and celecoxib, is currently pending. This patent application is expected to expire on June 20, 2038.

In addition, we have developed a pharmaceutical composition comprising, as active ingredients, ciprofloxacin and celecoxib, and have filed an international PCT application PCT/IL2022/051096 to the compositions. Our PCT application relates to pharmaceutical formulations. Applications entering national phase based on the PCT application are expected to expire on October 19, 2042.

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

We intend to commence a pivotal clinical trial for PrimeC under the FDA’s Section 505(b)(2) regulatory pathway. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, added Section 505(b)(2) to the Federal Food, Drug and Cosmetic Act. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies that were not conducted by or for the applicant, and for which the applicant has not received a right of reference, which could expedite the development program for PrimeC and our other product candidates by potentially decreasing the amount of preclinical and clinical data that we would need to generate in order to obtain FDA approval. Although PrimeC is a formulation of two FDA-approved drugs, ciprofloxacin and celecoxib, which will not be treated as new chemical entities, or NCEs, the submission of an NDA under the Section 505(b)(2) or similar regulatory pathway does not preclude the FDA from determining that the product candidate that is the subject of such submission is an NCE and therefore not eligible for review under such regulatory pathway.

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

Prior to our initial public offering in December 2021, there was no public market for our ordinary shares or Warrants. An active, liquid or orderly trading market in our ordinary shares or Warrants may not be sustained. The lack of an active market may impair your ability to sell your shares or Warrants at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital in the future by selling shares and may impair our ability to acquire other companies by using our shares as consideration.

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

The stock market in general has been, and the market price of our ordinary shares and Warrants in particular will likely be, subject to fluctuation, whether due to, or irrespective of, our operating results and financial condition. The market price of our ordinary shares and Warrants on the Nasdaq Capital Market may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:

● ● ●

our inability to continue as a going concern;

success, delay or failure of our research and development projects or those of our competitors;

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

The market price of our ordinary shares and Warrants may drop significantly at such time as we sell additional ordinary shares or similar securities in order to raise capital. A decline in the price of our ordinary shares and Warrants might impede our ability to raise capital through the issuance of additional ordinary shares, Warrants or other equity securities, and may cause you to lose part or all of your investment in our ordinary shares.

The significant share ownership position of our officers, directors and entities affiliated with certain of our directors may limit your ability to influence corporate matters.

As of March 15, 2023, our officers, directors and entities affiliated with certain of our directors beneficially own or control, directly or indirectly, approximately 29.21% of our outstanding ordinary shares. Accordingly, these persons will be able to significantly influence, though not independently determine, the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors, and the outcome of any proposed merger or consolidation of our company. These interests may not be consistent with those of our other shareholders. In addition, these persons’ significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our ordinary shares and Warrants.

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

We incur significant increased costs as a result of operating as a public company in the United States, and our management is required to devote substantial time to new compliance initiatives.

As a public company whose ordinary shares and Warrants are listed in the United States, we are subject to an extensive regulatory regime, requiring us, among other things, to maintain various internal controls and facilities and to prepare and file periodic and current reports and statements, including reports on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Complying with these requirements is costly and time consuming. We may need to retain additional employees to supplement our current finance staff,, and we may not be able to do so in a timely manner, or at all. In the event that we are unable to demonstrate compliance with our obligations as a public company in a timely manner, or are unable to produce timely or accurate financial statements, we may be subject to sanctions or investigations by regulatory authorities, such as the SEC or the Nasdaq Capital Market, and investors may lose confidence in our operating results and the price of our ordinary shares and Warrants could decline.

Our independent registered public accounting firm has not been engaged to perform an audit of our internal control over financial reporting, and as long as we remain an emerging growth company, as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, we are exempt from the requirement to have an independent registered public accounting firm perform such audit. Accordingly, no such opinion was expressed or will be expressed any during any such period. Once we cease to qualify as an emerging growth company our independent registered public accounting firm will be required to attest to our management’s annual assessment of the effectiveness of our internal controls over financial reporting, which will entail additional costs and expenses.

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

We expect to be classified as a passive foreign investment company, or PFIC, for the taxable year ending December 31, 2022, and we expect to be treated as a PFIC in the current taxable year as well as in future taxable years. The determination of our PFIC status is made based on the factual tests described below. Consequently, we cannot provide any assurances regarding our PFIC status for the current or future taxable years or that the IRS will agree with our conclusion regarding our PFIC status. Generally, if, for any taxable year, at least 75 percent of our gross income is “passive income” or at least 50 percent of our gross assets during the taxable year (based on the average of the fair market values of the assets determined at the end of each quarterly period) are assets that produce or are held for the production of passive income, we would be characterized as a PFIC for U.S. federal income tax purposes. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. However, rents and royalties received from unrelated parties in connection with the active conduct of a trade or business are not considered passive income for purposes of the PFIC test. If we are a PFIC for any taxable year in which a U.S. Holder (as defined in “Taxation—Material United States federal income tax considerations”) holds our ordinary shares or Warrants, certain adverse United States federal income tax consequences could apply to such U.S. Holder. See “Taxation—Material United States federal income tax considerations—Passive Foreign Investment Company considerations.”

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

For as long as we remain an emerging growth company we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions include:

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

● ●	reduced disclosure obligations regarding executive compensation; exemption from the requirement for auditors to include critical audit matters in their audit reports; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest of: (i) the last day of our fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the closing of our initial public offering; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We have opted out of the extended transition period made available to emerging growth companies to comply with newly adopted public company accounting requirements.

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

Further, our operations could be disrupted by the obligations of our employees to perform military service. As of December 31, 2022, all of our employees other than one were based in Israel. Of these employees, some may be military reservists, and may be called upon to perform military reserve duty for several weeks until they reach the age of 40 (or older for reservists who are military officers or have certain occupations). Additionally, they may be called to active duty at any time under emergency circumstances. In response to increased tension and hostilities in the region, there have been, at times, call-ups of military reservists, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of these employees due to military service. Such disruption could harm our business and operating results.

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

We are incorporated in Israel. A number of our directors and all of our executive officers reside outside of the United States, and most of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It may also be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

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

Our Ordinary Shares and Warrants are traded on The Nasdaq Capital Market under the symbols “NRSN” and “NRSNW,” respectively.

Our capital expenditures for the years ended December 31, 2022 and 2021 were approximately $70 thousand and $17 thousand, respectively. Our current capital expenditures involve the purchase of equipment.

B. Business Overview

We are a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from neurodegenerative diseases, including Amyotrophic Lateral Sclerosis (ALS), Alzheimer’s disease (AD), and Parkinson’s disease (PD) We believe that these diseases represent some of the most significant unmet medical needs of our time, with limited effective therapeutic options available. The burden of these diseases on both patients and society is substantial. For example, the average annual cost of ALS alone is $180,000 per patient, and its estimated annual burden on the U.S. healthcare system is greater than $1 billion. Due to the complexity of neurodegenerative diseases, our strategy is to utilize a combined therapeutic approach to target multiple disease-related pathways.

Our lead therapeutic candidate, PrimeC, is a novel extended-release oral formulation, fixed-dose combination of two FDA-approved drugs, ciprofloxacin and celecoxib. PrimeC is designed to treat ALS by modulating microRNA synthesis, iron accumulation and neuroinflammation, all of which are hallmarks of ALS pathologies. The U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA), have granted PrimeC orphan drug designation for the treatment of ALS. We hypothesize that PrimeC’s multifactorial mechanism of action has the potential to significantly prolong lifespan and improve ALS patients’ quality of life, thereby reducing the burden of this debilitating disease on both patients and healthcare systems.

PrimeC is currently being evaluated in PARADIGM (NST003), a Phase IIb randomized, multi-center, multinational, prospective, double-blind, placebo-controlled study, to evaluate safety, tolerability, and efficacy of PrimeC in 69 people living with ALS. Participants are being administered PrimeC or placebo at a 2:1 ratio, respectively. Study participants are allowed to continue standard of care treatment of approved products. The primary endpoints of the study are an evaluation of ALS-biomarkers as well as safety and tolerability assessment. Secondary and exploratory endpoints are the evaluation of clinical efficacy (ALSFRSr, SVC), survival, and improvement in quality of life. All subjects who complete the six-month double-blind, placebo-controlled dosing period are transferred to the PrimeC active arm for a 12-month open label extension. The study commenced recruitment of patients in Israel and in Italy in May 2022 and March 2023, respectively, and is currently ongoing. To date, over 50% of the study participants have been enrolled.

NeuroSense has received approval from the Germany’s Federal Institute for Drugs and Medical Devices (BfArM) and Health Canada to commence patient enrollment in Germany and Canada, respectively, for the PARADIGM trial. We currently expect to begin enrollment in Canada in H1 2023, and we expect to report interim results in the second half of 2023. Since the FDA had requested additional non-clinical data to support the overall duration of the PARADIGM trial, as PrimeC is intended for long-term administration in the treatment of ALS, we withdrew the protocol from its IND in order to align our clinical strategy with the FDA, and we intend to discuss a potential trial design for an ALS pivotal trial with the FDA during 2023. Subject to agreement with FDA on trial design, the results of the PARADIGM trial and results of additional studies we intend to conduct in the interim, we believe we could be in a position to initiate a pivotal clinical trial of PrimeC for the treatment of ALS as early as 2024.

PrimeC was previously evaluated in a Phase IIa clinical trial (NST002) in 15 people living with ALS, conducted at the Tel Aviv Sourasky Medical Center, Israel. The primary endpoint of the NST002 trial, which was safety and tolerability, was met. In this trial, the safety profile observed was consistent with known safety profiles of ciprofloxacin and celecoxib. Side effects were mild and transient in nature. There were no new or unexpected safety signals detected during the trial.

Additionally, we observed positive clinical signals in comparison to virtual controls, and a serum biomarker analysis showed significant changes following treatment, indicating biological activity of the drug in comparison to untreated matched ALS patients. All 12 patients who completed the NST002 trial elected to continue into an extension study with PrimeC, that was conducted as an IIT (Investigator Initiated Study). To date, the Company is still supporting the drug supply for a few of the participants in this study, which is over than 40 months since NST002 was initiated.

We completed three additional studies in 2022 as part of our drug development program to further support our future regulatory submissions. In April 2022, we initiated a PK study (NCT05232461) of PrimeC. The PK open-label, randomized, single-dose, three-treatment, three-period crossover study evaluated the effect of food on the bioavailability of PrimeC as compared to the bioavailability of co-administered ciprofloxacin tablets and celecoxib capsules in adult subjects in the U.S. under an FDA cleared IND protocol.

In August 2022, we completed enrollment and dosing of all subjects in a multi-dose PK study (NCT05436678). On September 28, 2022, we released the results of the NCT05436678 study. Based on results, we believe the PK profile of PrimeC supports the formulation’s extended-release properties, as the concentrations of the active components have been synchronized, aiming to potentially maximize the synergism between the two compounds. In June 2022, we reported the successful completion of the “in-life” phase of its 90-day GLP toxicology study. In this study, the components of PrimeC, celecoxib and ciprofloxacin, were administered to rodents at doses 4x the maximal clinical dose. All animals appeared normal, with no significant findings observed. The Company intends to present the data from these studies to the FDA as part of PrimeC’s drug development plan.

We believe we have a strong patent estate, including patents on method of use, combination, and formulation. We secured U.S. Patent 10,980,780 relating to methods for treatment of ALS using ciprofloxacin and celecoxib, the components of PrimeC, which expires in 2038. This patent also been issued in the European Patent Office, Canada and Australia. Similar patents are pending in Israel and in Japan. We also expect to take advantage of orphan drug exclusivity for PrimeC, if approved, for seven years in the United States and ten years in the European Union. In addition, U.S. patent application 16/623,467, which relates to methods of treatment of neurodegenerative disease using combinations of ciprofloxacin and celecoxib, is currently pending. This patent application is expected to expire on June 20, 2038.

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

Current ALS Treatment Options and Drugs in Development

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

In October 2022, the FDA approved Amylyx Pharmaceuticals’ combination drug therapy, Relyvrio (AMX0035), after receiving approval from Health Canada in July 2022. Relyvrio is an oral combination drug composed of two generic compounds, targeting dysfunction of the endoplasmic reticulum (ER) and mitochondria. Approval from regulatory authorities was based on data from Amylyx’s Phase IIb CENTAUR trial. Amylyx is currently marketing their therapy for $158,000 a year.

Other treatments for ALS that we are aware are under development include:

●	AB Science is currently recruiting for a Phase III trial with Masitinib, an oral tyrosine kinase inhibitor, targeting mast cells and microglia cells.

●	Apellis is developing Pegcetacoplan, an injectable targeted C3 therapy, currently being tested in a Phase II clinical trial.

●	Biogen is developing injectable targeted therapies for specific genetic mutations in ALS, including Tofersen, a SOD1 antisense-oligonucleotide (ASO), which is currently being evaluated following a Phase III clinical trial.

●	Brainstorm Cell Therapeutics is developing NurOwn, an adult stem cell therapy, which has completed a pivotal Phase III trial.

●	Clene is developing CNM-Au8®, an investigational gold nanocrystal suspension, completed a Phase II clinical trial.

●	Corcept Therapeutics is developing Dazucorilant, a selective glucocorticoid receptor antagonist, currently being evaluated in a Phase II clinical trial.

●	Cytokinetics is developing Reldesemtiv, a fast skeletal muscle troponin activator (FSTA), currently being evaluated in a Phase III study.

●	Denali Therapeutics is developing DNL343, designed to activate eIF2B, disperse TDP-43 aggregates, and improve neuronal survival, is now entering Phase II/III trial. Additionally, Denali is advancing DNL788, a RIPK1 inhibitor, in co-development with Sanofi, in a Phase II study.

●	Prilenia, whose oral product Pridopidine, which was originally developed for Huntington’s disease, is currently being evaluated in a Phase II trial.

Seelos Therapeutics is developing SLS-005 (Trehalose), a disaccharide that activates autophagy, currently being evaluated in a Phase II/III trial.

●	Eledon is developing Tegoprubart, an anti-CD40L antibody, which completed a Phase 2a open-label study.

●	QurAlis is developing a pipeline of therapeutic candidates for ALS, based on disease-causing genetic mutations now in Phase I clinical trials.

Our Solution — PrimeC for ALS

ALS pathology involves multiple pathways, including miRNA dysregulation, iron accumulation, and neuroinflammation.

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

Iron accumulation has been shown to be present in many neurodegenerative diseases including ALS. As such, iron chelation therapies have been shown to have a positive effect in pre-clinical models of neurodegeneration.

Finally, chronic neuroinflammation is increasingly recognized as a major factor that promotes ALS disease progression and amplifies the motor neuron death-inducing processes. Neuroinflammation is characterized by extensive astrogliosis, microglial activation, and infiltration of peripheral immune cells at sites of neurodegeneration.

Our lead product candidate, PrimeC, is designed to treat ALS by regulating miRNA synthesis, influencing iron accumulation, and reducing neuroinflammation, all of which are hallmarks of ALS pathologies.

PrimeC is a novel formulation of a fixed dose combination of two generic FDA-approved drugs, ciprofloxacin and celecoxib, combined at a specific ratio, aiming to multiple ALS-related pathways simultaneously.

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

Celecoxib is a prescription nonsteroidal anti-inflammatory drug, or NSAID, used to treat pain through the inhibition of cyclooxygenase-2, or COX-2, and the reduction of inflammatory processes, thereby affecting glutamate excitotoxicity and oxidative stress, among others. Celecoxib is approved for use for the management of the signs and symptoms of osteoarthritis, rheumatoid arthritis, juvenile rheumatoid arthritis in patients two years and older, and ankylosing spondylitis. Additionally, celecoxib is approved for the management of acute pain in adults, and for the management of primary dysmenorrhea. Although not shown to be beneficial in ALS when given at high doses as a single agent, low doses of celecoxib were shown to be effective in pain management and played a synergistic role with ciprofloxacin in pre-clinical models of ALS zebrafish (SOD1 and TDP-43).

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

Our Product Candidates

PrimeC

Our lead product candidate, PrimeC, is a novel ER oral formulation composed of a novel fixed dose combination of two generic FDA-approved drugs, ciprofloxacin and celecoxib, combined in a specific ratio. PrimeC is designed to treat ALS by regulating miRNA synthesis, influencing iron accumulation and reducing neuroinflammation.

PrimeC is currently being evaluated in PARADIGM, a Phase IIb randomized, multi-center, multinational, prospective, double-blind, placebo-controlled study, with an open label extension, to evaluate safety, tolerability, and efficacy of PrimeC in 69 people living with ALS in a 2:1 ratio to receive PrimeC or placebo, respectively, which we refer to as NST003. Study participants are allowed to continue standard of care (SOC) treatment of approved products. Primary endpoints of the study are an evaluation of ALS-biomarkers as well as safety and tolerability assessment. Secondary and exploratory endpoints are the evaluation of clinical efficacy (ALSFRSr, SVC), survival, and improvement in quality of life. All subjects who complete the six-month double-blind, placebo-controlled dosing period will be switched to the PrimeC active arm for a 12-month open label extension. The study commenced recruitment of patients in Israel and in Italy in May 2022 and March 2023, respectively, and is currently ongoing. To date, over 50% of the study participants have been enrolled.

NeuroSense has received approval from the Germany’s Federal Institute for Drugs and Medical Devices (BfArM), and Health Canada to commence patient enrollment in Germany, and Canada, respectively, for the PARADIGM trial. We currently expect to begin enrollment at these new sites in H1 2023, and we expect to report interim results in the second half of 2023. We intend to discuss a potential trial design for an ALS pivotal trial with the FDA during 2023. Subject to agreement with FDA on trial design, the results of the PARADIGM trial and results of additional studies we intend to conduct in the interim, we believe we could be in a position to initiate a pivotal clinical trial of PrimeC for the treatment of ALS as early as 2024.

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

Summary of NST002 Adverse Events

Adverse event	No: of patients (% of total)	No: of times reported	Rate (per 100 patient- months)
Any adverse event	10 (67%)	39	24.6
Serious adverse event	3 (20%)	3	1.9
Severity
Mild	7 (47%)	14	8.8
Moderate	6 (40%)	12	7.6
Severe	6 (40%)	13	8.2
System Organ Class
Gastrointestinal disorders	7 (47%)	15	9.5
General disorder	3 (20%)	3	1.9
Infections and infestations	2 (13%)	6	3.8
Injury	3 (20%)	5	3.2
Investigations	1 (7%)	1	0.6
Musculoskeletal	1 (7%)	1	0.6
Nervous system disorders	3 (20%)	3	1.9
Psychiatric disorders	2 (13%)	3	1.9
Skin	1 (7%)	1	0.6
Surgical and medical procedures	1 (7%)	1	0.6
Related to drug	4 (27%)	13	8.2
System Organ Class
Gastrointestinal disorders
Flatulence	2 (13%)	4	—
Dyspepsia	1 (7%)	2	—
Nausea	2 (13%)	3	—
Abdominal pain	1 (7%)	1	—
Constipation	1 (7%)	1	—
Nervous system disorder
Dizziness	1 (7%)	1	—
Psychiatric disorders
Insomnia	1 (7%)	1	—

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

Mechanism of Action Evaluation — Healthy vs ALS blood sample analysis

Neuronal derived exosomes (NDEs) have been shown to cross the blood-brain-barrier and enter blood circulation, enabling their isolation from patients’ blood using minimally invasive procedures. NDEs carry neuronal molecular signatures echoing the content of the cells from which they originated, providing potentially valuable information of disease pathogenesis. As a result, we believe neuron-derived exosomes can serve as sources of potential biomarkers in neurodegenerative disorders, including ALS.

In parallel to our NST002 trial, we explored the relevance of PrimeC’s mechanism of action in ALS by examination of the changes in expression or activation of several disease biomarkers and key drug target biomarkers. The measurements were performed in neuronal extracellular vesicles, extracted from the blood serum of patients diagnosed with ALS and then compared to corresponding healthy volunteers, in collaboration with Mass General Hospital (MGH) in Boston.

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

NST002 Biomarker Analysis — Assessing the Effect of PrimeC on Key Biomarkers

In order to assess the natural course of the observed ALS-related markers over time, longitudinal matched samples were tested over 12 months. This study was performed to obtain an indirect placebo control. Results showed no significant changes over time in most of the tested markers. Interestingly, a significant decrease was detected in LC3, a marker for autophagy, suggesting down regulation of the process.

Based on the parameters validated in the comparison of healthy vs ALS patient samples and the indirect placebo group, generated from non-PrimeC samples, we examined the effect of PrimeC on these biomarkers. To that end, we used our previously established NDE paradigm to examine the levels of the biomarkers in NDEs extracted from longitudinal blood samples obtained from the participants in our NST002 clinical trial. These samples were collected at three time points throughout the study, namely, prior to initiation of PrimeC treatment, during their interim visit between the 3-6 month point and at the 12-month end of study visit.

Statistically significant changes were observed in the levels of TDP-43, following PrimeC treatment. TDP-43 is a protein highly associated with ALS pathology, and in a recent publication neuron-derived exosomal TDP-43 was shown to increase in longitudinal serum samples of patients with ALS. TDP-43 in PrimeC treated patients were observed to have a statistically significant decrease throughout the study (p-value = 0.002), indicating positive biological signs of the treatment. Analysis of additional ALS-associated pathological markers also showed significant positive changes, including LC3, a central protein in the autophagy pathway. Among PrimeC treated patients, LC3 levels were observed to elevate and stabilize (p-value = 0.054), suggesting that such treatment has positive effects on autophagy. Another ALS biomarker we examined was CatD, which remained in a stable state before showing a decrease (p-value = 0.015), indicating a potential benefit for lysosomal activity. Lastly, we assessed the change in PGJ2, downstream of COX-2, representing neuroinflammation. Levels of PGJ2 were observed to significantly decrease during PrimeC treatment (p-value<0.001), indicating a reduction in neuroinflammatory processes.

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

Clinical Results — NST001 Phase I Trial in ALS

We have completed our Phase I NST001 trial of PrimeC for the treatment of ALS. NST001 was an open label, IND-exempt study designed to assess the safety and tolerability of an intermediate immediate-release formulation of PrimeC, at slightly different doses than NST002. The study was conducted at the Barrow Neurological Institute (BNI) in Phoenix, Arizona. Six patients with familial or sporadic ALS received a fixed dose of PrimeC-IR twice daily for 12 months. Patients were evaluated by phone every three months.

The primary endpoint of the trial was PrimeC-IR’s safety and tolerability, measured in the same manner as in NST002: number of patients with one or more treatment-emergent adverse events, number of patients who discontinued treatment prematurely, number of patients who discontinued treatment prematurely due to adverse events and number of patients with significant abnormal laboratory values.

NST001 and NST002 began simultaneously since both these studies were designed with the goal of assessing the safety and tolerability of two different doses and regimens of PrimeC-IR and were therefore considered independent of each other. Since no safety issues were expected due to the well-understood nature of both generic drugs comprising PrimeC, we determined that there was not a need to wait for the completion of NST001 in order to begin NST002. Moreover, while NST001 was an IND-exempt clinical trial, NST002 was conducted in Israel, according to Israeli regulations, and did not require FDA input. Nonetheless, in January 2021, we participated in a pre-IND meeting with the FDA to discuss our past and future development plans.

Pre-clinical Results

In pre-clinical studies of two models of ALS zebrafish, SOD1 and TDP-43, PrimeC was observed to improve locomotor and cellular deficits, indicating a potential neuroprotective effect. In the SOD1 studies, treatment with PrimeC was observed to improve motor performance of the mutant larvae by 84%, and elicited recovery of motor neuron morphology and neuromuscular junction structure (NMJ), as well as preserving ramified morphology of microglia cells.

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

The image below depicts the improvements in swimming patterns and distances compared to controls, as well as motor neurons morphology and neuromuscular junction structures observed with PrimeC.

Pre-clinical Pipeline

Our preclinical pipeline includes two additional product candidates, StabiliC and CogniC, for the treatment of Parkinson’s disease (PD) and Alzheimer’s disease (AD), respectively. We are currently conducting pre-clinical studies related to PD and concluded studies related to AD. It is likely that we will choose to consult with the FDA with regards to our findings prior to the initiation of an advanced clinical studies, if and once relevant,, and in order to obtain their advice and consent for the study design and clinical plan forward for each of the indications.

StabiliC

Many pathological pathways involve neuroinflammation, protein aggregation, mitophagy, excitotoxicity, oxidative stress, iron accumulation, and dysregulation of miRNAs between neurodegenerative diseases, leading to the hypothesis that an effective drug for one neurodegenerative disease can lay the foundations for other diseases-modifying drugs. Therefore, we aimed to evaluate the putative neuroprotective effects of celecoxib and ciprofloxacin in a zebrafish pharmacological neurotoxin 1-methyl-4-phenyl-1,2,3,6-tetrahydropyridine-induced, or “MPTP”-induced, Parkinson’s disease model. The objective of this study was to determine if celecoxib and ciprofloxacin were able to prevent and/or rescue MPTP-induced altered behavior. Locomotor activity was assessed through a “tapping” assay.

Results indicated that the symptomatic MPTP model is not relevant for StabiliC, suggesting that a different model with underlying Parkinson’s disease pathologies may be required. We therefore plan to further explore StabiliC’s mode of action and to assess its ability to effect or alter key Parkinson’s disease-related hallmarks by utilizing both the in-vitro patients’ derived cells method and the in-vivo rodent adeno-associated-virus alpha synuclein, or AAV-SYN, model. StabiliC is planned to be a combination of ciprofloxacin and celecoxib, and/or another molecule to be determined during ongoing pre-clinical development. These assays will focus on the ability of StabiliC to reduce AAV-SYN aggregation and to improve morphological and functional markers.

CogniC

As to the treatment of Alzheimer’s disease, we are currently conducting a robust in-vitro study of CogniC utilizing co-cultures of neurons and glial cells, with the goal of exploring the potential therapeutic effects of CogniC on microglial, neuronal and neuro-glia co-cultures and announced in June 2022 preliminary positive results. CogniC is planned to be a combination of ciprofloxacin and celecoxib. Under our current plans, murine microglial BV2 cells and human neuroblastoma SH-SY5Y cells treated with amyloidβoligomers, or AβO, will be used as a model that recapitulates a part of the Alzheimer’s Disease pathology. We plan to assess the ability of CogniC in its different variations to effect AβO aggregation, microglia activation and morphology, caspase3 apoptosis/necrosis, mitochondrial dysfunction, autophagy, neuronal markers, inflammation and cytokines. This robust in-vitro analysis could help further de-risk CogniC treatment for future clinical developments targeting Alzheimer’s disease. Following completion of this study, we intend to conduct both a patient-derived cell study and an in-vivo study in murine Alzheimer’s disease-models to establish CogniC’s mechanism of action and its effect on Alzheimer’s disease-related pathologies.

Additionally, similarly to previously performed in ALS, a cross-sectional study was conducted to assess and characterize the relevance of ciprofloxacin and celecoxib combination as potential treatment for AD. To this extent, a discovery biomarkers study was conducted utilizing neuronal-derived exosomes (NDEs) extracted from the plasma of 31 people living with AD vs. 19 neurologically healthy controls. To reinforce the study findings, the study was conducted in two cohorts to assure the robustness of the results.

The obtained results from the discovery biomarkers study, as expected, showed higher levels of known proteins implicated in AD, i.e., Aβ42 (p<0.05) and pTau (p<0.01) (Figure 4A). Moreover, we found higher levels of TDP-43 (p<0.05) in AD samples (Figure 5B). Other markers related to the recycling process, such as cathepsin D (CatD), and inflammatory response, such as prostaglandin J2 (PgJ2) is altered in AD samples in comparison to control (Figure 2C). Specifically, CatD levels were lower (p<0.0001) in NDEs isolated from AD samples compared to control, and PgJ2 levels were higher (p<0.001) in AD samples. TDP-43 has been known to colocalize with senile plaques and neurofibrillary tangles, suggesting a direct interaction between TDP-43 and amyloid-β (Aβ) or tau, which are known to be hallmark biomarkers in AD. TDP-43 has been found in up to 57% of AD cases and aggregates of TDP-43 have been shown to be cytotoxic both in vitro and in vivo. Neuroinflammation plays a key role in the pathophysiology of the disease. In view of the shared pathophysiology of these two neurodegenerative diseases, as well as the preliminary biomarker data, we believe that there is a reasonable basis to hypothesize that ciprofloxacin and celecoxib combination will be effective for people living with AD.

The abovementioned results lead to the preparations of an early clinical trial outside the U.S. with the combination of Ciprofloxacin and Celecoxib in a Phase 2 setting, planned to be initiated in 2023, to further learn the changes in relevant biomarkers in AD patients that take the combination product versus placebo.

Manufacturing

We do not own or operate manufacturing facilities to produce our product candidates, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on third-party contract manufacturers for all of our required raw materials, active ingredients and finished products for our preclinical research and clinical trials. We have commenced negotiating commercial supply agreements with our primary third-party vendors and anticipate that these agreements will be executed in advance of the completion of a pivotal trial. We also intend to negotiate back-up supply agreements with other third-party manufacturers for the commercial production of those products.

Development and commercial quantities of any products that we successfully develop will need to be manufactured in facilities, and by processes, that comply with the requirements of the FDA and the regulatory agencies of other jurisdictions in which we are seeking approval. We currently employ internal resources to manage our manufacturing contractors. The relevant manufacturers of our drug products for our current pre-clinical and clinical trials have advised us that they are compliant with both current good laboratory practice, or cGLP, and current good manufacturing practices, or cGMP.

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

Competition

We compete in an industry characterized by rapidly advancing technologies, significant competition and a complex intellectual property landscape. We face substantial competition from many different sources, including large pharmaceutical, specialty pharmaceutical, and biotechnology companies. Recently we have also seen that academic research institutions and governmental agencies can and will continue to compete in this rapidly evolving environment with support from public and private research institutions. Below is a description of competition surrounding each of our disease targets and other technologies in development in the neurodegenerative field:

●	ALS. Potentially disease modifying therapeutics are being developed by several large and specialty pharmaceutical and biotechnology companies and academic institutions, including Biogen, Novartis, Sanofi, Amylyx Pharmaceuticals, AB Science, Prilenia Therapeutics, Brainstorm Cell Therapeutics, Clene, Corcept Therapeutics, Cytokinetics, Denali Therapeutics, Seelos, QurAlis, Eledon, and Apellis Pharmaceuticals, among others, in various stages of clinical trials.

●	Alzheimer’s Disease. Potentially disease modifying therapeutics are being developed by several large and specialty pharmaceutical and biotechnology companies, including Biogen, Eli Lilly, Eisai, Roche (including Genentech, its wholly owned subsidiary) and Alector in various stages of clinical trials.

●	Parkinson’s Disease. Potentially disease modifying therapeutics are being developed by several large and specialty pharmaceutical and biotechnology companies, including Prothena, Roche (including Genentech, its wholly owned subsidiary), Prevail/Eli Lilly, AstraZeneca, and Takeda in various stages of clinical trials.

Many of our competitors, either alone or through their collaborations, have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete, or will compete, with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient enrollment in clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. As a result, our competitors may discover, develop, license, commercialize and market products before or more successfully than we do.

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

Patents

Our patent portfolio includes U.S. Patent 10,980,780, which relates to methods for treatment of ALS using ciprofloxacin and celecoxib, and which expires in 2038. This patent also been issued in the European Patent Office, Canada and Australia. Similar patent applications are pending in Japan and in Israel. In addition, U.S. patent application 16/623,467, which relates to methods of treatment of neurodegenerative disease using combinations of ciprofloxacin and celecoxib, is currently pending. The patent based on this application is expected to expire on June 20, 2038.

In addition, we have developed a pharmaceutical composition comprising, as active ingredients, ciprofloxacin and celecoxib, and have filed an international PCT application PCT/IL2022/051096 to the compositions. Our PCT application relates to pharmaceutical formulations. Applications entering national phase based on the PCT application are expected to expire in October 2042.

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

Other Healthcare Laws and Regulations and Legislative Reform in the United States

U.S. Healthcare Laws and Regulations

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our operations, including any arrangements with healthcare providers, physicians, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws that may affect the business or financial arrangements and relationships through which we would market, sell and distribute our products. Our current and future operations are subject to regulation by various federal, state, and local authorities in addition to the FDA, including but not limited to the Centers for Medicare & Medicaid Services, or CMS, the Department of Health and Human Services, or HHS, (including the Office of Inspector General, Office for Civil Rights and the Health Resources and Services Administration), the DOJ and individual U.S. Attorney offices within the DOJ, and state and local governments. The healthcare laws that may affect our ability to operate include, but are not limited to:

●	The federal Anti-Kickback Statute, which prohibits any person or entity from, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. The federal Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other hand. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Additionally, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

●	Federal civil and criminal false claims laws, such as the False Claims Act, which can be enforced by private citizens through civil qui tam actions, and civil monetary penalty laws prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment of federal funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. Drug manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. For example, pharmaceutical companies have been prosecuted under the False Claims Act in connection with their alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programs for the product. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

●	The Health Insurance Portability and Accountability Act, or HIPAA, among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and creates federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, which impose privacy, security and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers, known as covered entities, and their respective business associates that perform services for them that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

●	Federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

●	The federal transparency requirements under the Physician Payments Sunshine Act, created under the Patient Protection and Affordable Care Act, or ACA, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to payments and other transfers of value provided to physicians, defined to include doctors, dentists, optometrists, podiatrists and chiropractors, and teaching hospitals and physician ownership and investment interests, including such ownership and investment interests held by a physician’s immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made during the previous year to certain non-physician providers, including physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and anesthesiologist assistants, and certified nurse midwives;

●	Federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs;

●	State and foreign laws that are analogous to each of the above federal laws, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by non-governmental third-party payors, including private insurers, and state laws that require manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; and

●	State and foreign laws that require pharmaceutical companies to implement compliance programs, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or to track and report gifts, compensation and other remuneration provided to physicians and other healthcare providers; state laws that require the reporting of marketing expenditures or drug pricing, including information pertaining to and justifying price increases; state and local laws that require the registration of pharmaceutical sales representatives; state laws that prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals; state laws that require the posting of information relating to clinical trials and their outcomes; and other federal, state and foreign laws that govern the privacy and security of health information or personally identifiable information in certain circumstances, including state health information privacy and data breach notification laws which govern the collection, use, disclosure and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus requiring additional compliance efforts.

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

Facilities

Our corporate headquarters is located in Herzliya, Israel, where we lease and occupy approximately 2,300 square feet of office space. The current term of our Herzliya lease commenced January 2022 and expires on December 31, 2024; however we have an option to extend the term of the lease for additional four years. In September 2021, we entered into an agreement which provides us access to co-working spaces, including office space in Cambridge, Massachusetts. The license pursuant to which we can access the co-working spaces is terminable at will by either us or the licensor for any reason upon 30 days’ written notice.

We believe our existing facility is sufficient for our needs for the foreseeable future. To meet the future needs of our business, we may lease additional or alternate space, and we believe suitable additional or alternative space will be available in the future on commercially reasonable terms.

Legal Proceedings

We may be subject from time to time to various legal proceedings lawsuits, disputes or claims in the ordinary course of our business activities. Although the results of litigation and claims cannot be predicted with certainty, as of the date of this annual report, we do not believe we are party to any claim or litigation, the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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

Overview

We are a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from neurodegenerative diseases, including Amyotrophic Lateral Sclerosis (ALS), Alzheimer’s disease (AD), and Parkinson’s disease (PD). We believe that these diseases represent some of the most significant unmet medical needs of our time, with limited effective therapeutic options available. The burden of these diseases on both patients and society is substantial. For example, the average annual cost of ALS alone is $180,000 per patient, and its estimated annual burden on the U.S. healthcare system is greater than $1 billion. Due to the complexity of neurodegenerative diseases, our strategy is to utilize a combined therapeutic approach to target multiple disease-related pathways.

Our lead therapeutic candidate, PrimeC, is a novel extended-release oral formulation, fixed-dose combination of two FDA-approved drugs, ciprofloxacin and celecoxib. PrimeC is designed to treat ALS by modulating microRNA, synthesis, iron accumulation and neuroinflammation, all of which are hallmarks of ALS pathologies. The U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA), have granted PrimeC orphan drug designation for the treatment of ALS. We believe PrimeC’s multifactorial mechanism of action has the potential to significantly prolong lifespan and improve ALS patients’ quality of life, thereby reducing the burden of this debilitating disease on both patients and healthcare systems.

In addition to PrimeC, we have conducted research and development efforts in Alzheimer’s , disease and Parkinson’s disease, with a similar strategy of combined products

We have incurred operating losses in each year since our inception. We incurred net losses of $12.34 million and $4.04 million for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, we had an accumulated deficit of $20.79 million. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates from formulation development through preclinical development and clinical trials, seek regulatory approval and pursue commercialization of any approved product candidate. In addition, we expect that our expenses will increase substantially in connection with our ongoing activities as we:

●	continue the clinical development of PrimeC ;

●	continue the preclinical development of our other product candidates;

●	file an NDA seeking regulatory approval for any product candidates;

●	establish a sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any products for which we obtain manufacturing approval;

●	maintain, expand and protect our intellectual property portfolio;

●	add equipment and physical infrastructure to support our research and development;

●	hire additional clinical development, quality control and manufacturing personnel;

●	incur additional expenses associated with operating as a U.S. public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company; and

●	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization.

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

Expenses on research activities is recognized in profit or loss when incurred. Development expenditures, including patent registration costs, are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and we intend to and have sufficient resources to complete development and to use or sell the asset. As of December 31, 2022, no development expenditures have met the recognition criteria and thus we have expensed all of our development expenditures as incurred.

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

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, including share-based compensation, related to directors, executive, finance, and human resource functions, insurance costs, facility costs and external professional service costs, including legal, accounting, marketing and audit services and other consulting fees.

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

Financing income (Expenses), net

Our net financing expenses (income), net consist primarily of fair value revaluation of warrants, issuance costs, interest income on deposits, interest expenses on lease liability and differences in the exchange rate between NIS and the U.S. Dollar.

Income Taxes

We have yet to generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses totaling approximately $8.64 million as of December 31, 2022. We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Results of Operations

Comparison of the Year Ended December 31, 2022 to the Year Ended December 31, 2021

Our results of operations for the years ended December 31, 2022 and 2021 were as follows:

	For the Years Ended December 31,
(U.S. dollars in thousands except share and per share data)	2022	2021
Statement of Operations:
Research and Development Expenses	(6,416)	(3,082)
General and Administrative Expenses	(7,136)	(2,505)
Operating Loss	(13,552)	(5,587)
Financing Expenses	(45)	(1,186)
Financing Income	1,257	2,732
Net Loss and Comprehensive Loss	(12,340)	(4,041)
Basic and Diluted Net Loss per Share	(1.077)	(0.65)
Weighted average number of shares outstanding used in computing basic and diluted net loss per share	11,504,521	6,243,411

Research and Development Expenses

The following table describes the breakdown of our research and development expenses for the indicated periods:

	For the Years Ended December 31,
(U.S. dollars in thousands except share and per share data)	2022	2021
Subcontractors and consultants	$3,612	628
Share-based compensation	1,592	1,969
Salaries and social benefits	1,212	447
Others	-	38
Total research and development expenses	$6,416	3,082

Our research and development expenses for the years ended December 31, 2022 and 2021 were $6,416 thousand and $3,082 thousand, respectively. The increase of $3,334 thousand, or 108%, was mainly attributed to (i) an increase of $765 thousand in salaries and social benefits, mainly due to an increase in the number of employees, (ii) an increase of $2,984 thousand in subcontractor and consulting expenses relating to clinical programs and (iii) a decrease of $377 thousand in share-based compensation expenses to our employees and service providers.

General and Administrative Expenses

The following table describes the breakdown of our general and administrative expenses for the indicated periods:

	For the year ended December 31,
	2022	2021
	U.S. dollars in thousands
Professional services	$1,085	372
Share-based compensation	3,513	1,849
Salaries and social benefits	837	74
Insurance	1,174	68
Traveling abroad	165	50
Others	362	92
	$7,136	2,505

Our general and administrative expenses for the years ended December 31, 2022 and 2021 were $7,136 thousand and $2,505 thousand, respectively. The increase of $4,631 thousand, or 185%, was primarily attributable to (i) a $1,664 thousand increase in share-based compensation expenses due to grants of additional options and RSUs to our employees, directors and service providers, (ii) an increase of $1,106 thousand in insurance costs as a public company, (iii) an increase of $763 thousand in salaries and social benefits, mainly due to additional compensation paid to our executive officers upon our IPO and an increase in the number of employees and (iv) a $713 thousand increase in professional services expenses.

Financing Expenses

Our financing expenses for the years ended December 31, 2022 and 2021, were $45 thousand and $1,186 thousand, respectively. The decrease of $1,141 thousand was primary attributable to $1,152 thousand of issuance costs with respect with the IPO recorded in 2021.

Financing Income

Our financing income for the years ended December 31, 2022 and 2021 was $1,257 thousand and $2,732 thousand, respectively. The change in financing income was attributable to revaluation of the warrants and deposit interest.

Comparison of the Year Ended December 31, 2021 to the Year Ended December 31, 2020

This analysis can be found in Item 5 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 at the link below:

https://www.sec.gov/ix?doc=/Archives/edgar/data/0001875091/000121390022019888/f20f2021_neurosense.htm#a_007

B. Liquidity and Capital Resources

Overview

Since our inception, we have incurred losses and negative cash flows from our operations. For the year ended December 31, 2022, we incurred a net loss of $12.34 million, while net cash of $7.59 million was used in our operating activities. As of December 31, 2022, we had working capital of $ 5.6 million, and an accumulated deficit of $20.79 million. As of December 31, 2022, our cash and cash equivalents and short term deposits totaled approximately $7.09 million.

Our financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business, and our financial status creates a doubt whether we will continue as a going concern. Our future operations are dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that we will be successful in completing an equity or debt financing or in achieving or maintaining profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern.

Through December 31, 2022, we have financed our operations primarily through our initial public offering, private placements, proceeds from the exercise of warrants and crowd funding of equity securities. Total gross invested capital as of December 31, 2022 was approximately $20.4 million, which included ordinary shares, SAFE agreements, options and warrants to purchase ordinary shares. In May, June and July 2021, we received $0.80 million from SAFE agreements, in September 2021, we received an additional $1.23 million from previous investors as a result of their exercise of outstanding warrants, in December 2021, we received gross proceeds of approximately $12.0 million from our initial public offering, and during 2022 we received approximately $3.87 million following exercise of warrants.

Cash flows

The following table summarizes our statement of cash flows for the years ended December 31, 2022 and 2021:

	For the Years Ended December 31,
(U.S. dollars in thousands except share and per share data)	2022	2021
Net cash used in operating activities	$(7,586)	(1,539)
Net cash used in investing activities	(3,541)	(17)
Net cash provided by financing activities	3,695	11,902
Effects of exchange rate changes on cash and cash equivalents	(88)	18
Increase (decrease) n cash and cash equivalents	$(7,520)	10,364

Net cash used in operating activities

Net cash used in operating activities was $7,586 thousand and $1,539 thousand for the years ended December 31, 2022 and 2021, respectively. The $6,047 thousand increase was attributable primarily to the increase in our net loss, mainly due to an increase in (i) our research and development expenses relating to our clinical study and (ii) general and administrative expenses mainly due to an increase in professional services and salary and related benefits.

Net cash used in investing activities

Net cash used in investing activities was $3,541 thousand and $17 thousand for the years ended December 31, 2022 and 2021, respectively. The $3,524 thousand increase was attributable primarily to an increase in (i) the investment in short-term and restricted deposits and (ii) purchase of property and equipment, which were partially offset by interest received from deposits.

Net cash provided by financing activities

Net cash provided by financing activities was $3,695 thousand and $11,902 thousand for the years ended December 31, 2022 and 2021, respectively. The decrease was primarily due to the issuance of shares and warrants in our initial public offering and exercise of warrants and options and issuance of SAFE instruments, all of which occurred in 2021, while in 2022 we received proceeds of $3,870 thousands from exercise of warrants.

Funding Requirements

Since our inception, almost all of our resources have been dedicated to the preclinical and clinical development of our lead product candidate, PrimeC. As of December 31, 2022, we had cash and cash equivalents and short-term deposits of $7.09 million. We believe that our existing cash and cash equivalents will not be sufficient to fund the Company’s operations for a period of at least 12 months from the date of approval of our consolidated financial statements.

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

Contractual Obligations and Commitments

As of December 31, 2022, we did not have any material contractual obligation and commitments, except for lease agreements with respect to offices. In December 2021, we entered into an office space lease agreement in Herzilya, Israel (which commenced on January 1, 2022). Monthly rent payments including utilities amount to approximately $7 thousand and indexed to CPI. The lease period is for 24 months with an option to extend the lease period for additional two periods of 24 months each, and we expect to exercise at least the first option for an additional lease period.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused that disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Policies and Use of Estimates

We describe our significant accounting policies and estimates in Note 3 to our annual consolidated financial statements contained elsewhere in this annual report. We believe that these accounting policies and estimates are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB.

In preparing these consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of our accounting policies and the reported amounts recognized in the financial statements. On a periodic basis, we evaluate our estimates, including those related to share-based compensation. We base our estimates on historical experience, authoritative pronouncements and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. For more information, please see Note 2 to our annual consolidated financial statements contained elsewhere in this annual report.

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

We may take advantage of these exemptions for up to five years or until such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; (iii) the date on which we are deemed to be a large accelerated filer under the rules of the SEC; or (iv) the last day of the fiscal year following the fifth anniversary of our initial public offering. We may choose to take advantage of some but not all of these exemptions. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Given that we currently report and expect to continue to report our financial results under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information concerning our directors and senior management, including their ages, as of the date of this annual report:

Name	Position	Age
Executive Management
Alon Ben-Noon	Chief Executive Officer, Director	43
Or Eisenberg	Chief Financial Officer	41
Dr. Ferenc Tracik	Chief Medical Officer	59
Non-Executive Directors
Mark Leuchtenberger *	Chair of the Board of Directors	66
Cary Claiborne (1) (2) *	External Director	62
Christine Pellizzari (1) (2) *	External Director	55
Caren Deardorf (1) *	Director	58
Dr. Revital Mandil-Levin (2)	Director	48

(1)	Member of audit committee

(2)	Member of compensation committee

*	Independent director under Nasdaq rules

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

Dr. Ferenc Tracik, Chief Medical Officer.

Dr. Ferenc Tracik has served as our chief medical officer since December 1, 2021. Dr. Tracik has twenty years of experience in general management, medical affairs, clinical development and commercialization in the biotech industry. Before joining the Company, he served as the Global Head Medical of Orphazyme A/S. From May 2017 until November 2020, Dr. Tracik served as VP Medical Europe, Canada and Partner Markets of Biogen Inc. From November 2013 until April 2017, Dr. Tracik served in various positions at Teva Pharmaceutical Industries Limited, including Managing Director Specialty Medicines Germany. Dr. Tracik’s experience and expertise in therapy is extensive, and includes different disease areas such as CNS, respiratory, oncology, ophthalmology, infectious diseases, and transplantation, with a specific focus on neurodegenerative and neuro-autoimmune diseases. Before joining the pharmaceutical industry, Dr. Tracik worked at the university clinics of neurology at Charité Berlin and the university clinic of Innsbruck as well as the university clinic of psychiatry of Regensburg. Dr. Tracik holds a doctoral degree in human medicine from University of Regensburg.

Non-Executive Directors

The following is a brief summary of the business experience of the members of our board of directors who are not our executive officers.

Mark Leuchtenberger, Chair of the Board of Directors.

Mr. Leuchtenberger has served as the chair of our Board of Directors since October 1, 2021. He is currently CEO of next generation vaccine developer SpyBiotech Ltd and recently served as Executive Chairman for Aleta Biotherapeutics and previously as CEO of Brooklyn ImmunoTherapeutics and Chairman, President and CEO of IRX Therapeutics. He has over 20 years of experience as a CEO in the biopharmaceutical industry and has led companies through private financings and initial public offerings, taken products from research to IND and through to commercialization, and achieved M&A exits. Leuchtenberger was President and Chief Executive Officer and a member of the Board of Directors at Chiasma (NASDAQ: CHMA), Acusphere, Inc., Rib-X Pharmaceuticals, Inc. (now Melinta Therapeutics, Inc.), Targanta Therapeutics Corporation and Therion Biologics Corporation. Prior to Therion, he was a senior officer at Biogen Inc., where he led the late-stage development of the company’s flagship product Avonex and its commercialization in North America and internationally in 65 countries. He is a past director and chairman of the Massachusetts Biotechnology Council Board of Directors, was a cofounder of Albor Biologics, Inc. and Alvos Therapeutics, Inc.. He received his MBA from the Yale School of Management and his BA from Wake Forest University.

Cary Claiborne, Director.

Mr. Claiborne became a member of our board of directors immediately prior to the closing of our initial public offering and serves as an external director under the Companies Law. Mr. Claiborne has served as the Chief Executive Officer since August 2022, Chief Operating Officer from December 2021 to August 2022 and a director since November 2021 for Adial Pharmaceuticals Inc. a public biopharmaceutical company. In July 2022, Mr. Claiborne was appointed to the board of directors of LadRx Corporation (fka CytRx Corporation), a biopharmaceutical company focused on discovering and developing new cancer therapeutics, where he also serves as Chairman of the compensation committee. Prior to joining Adial, Mr. Claiborne served as the CEO of Prosperity Capital Management, LLC, a US based Private Investment and Advisory firm that he founded. From 2014 until 2017, Mr. Claiborne served as the Chief Financial Officer and board member of Indivior PLC. A public global commercial stage pharmaceutical company. Mr. Claiborne was also a director on the Board of Directors of New Generation Biofuels Inc. and MedicAlert Foundation, where he also served as the chair of the audit and finance committees. From 2011 to 2014, Mr. Claiborne was the Chief Financial Officer of Sucampo Pharmaceuticals Inc., a public global biopharmaceutical company focused on drug discovery, development, and commercialization. Mr. Claiborne graduated from Rutgers University with a B.A. in Business Administration. He also holds an M.B.A from Villanova University and was previously a NACD Governance Fellow.

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

Caren Deardorf, Director.

Ms. Deardorf became a member of our board of directors immediately prior to the closing of our initial public offering. Ms. Deardorf has more than 25 years of international biotechnology leadership experience across a range of companies and therapeutic areas. Ms. Deardorf served as the chief commercial officer of Magenta Therapeutics, a clinical-stage company since July 2021. At Magenta, Ms. Deardorf was responsible for crafting and executing the commercial pipeline strategy. From May 2019 until May 2021, Ms. Deardorf served as the chief commercial officer at Ohana Biosciences and was responsible for developing a commercial strategy for fundraising and business development, including planning for the company’s first commercial product launch. From 2016 until 2019, Ms. Deardorf served as vice president, product development & commercialization at Biogen, where she helped execute the global launch of SPINRAZA® for spinal muscular atrophy, a rare condition. Ms. Deardorf also serves on the board of directors for Crinetics Pharmaceuticals, a public pharmaceutical company that develops much-needed therapies for people with rare endocrine diseases. She also serves on the board of directors for the Pan Mass Challenge, a non-profit organization which has raised over $900 million for the Dana Farber Center Institute. Ms. Deardorf holds an MBA from Babson College and a Bachelor of Science degree in biology from Tufts University.

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

B. Compensation

The aggregate compensation, including share-based compensation, paid by us to our executive officers and directors for the year ended December 31, 2022 was approximately $6,019 thousand. This amount includes accruals to provide pension, severance, retirement or similar benefits or expenses, bonuses based on goals achieved as of December 31, 2022 but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

Below is an outline of compensation granted or paid to our executive officers during the year ended December 31, 2022. The value of equity compensation is determined based on accounting rules that involve certain assumptions and key variables, as discussed in Note 10 of our consolidated financial statements. Additionally, as each of our executives received an inaugural equity award in connection with our IPO, the accounting valuation of equity compensation for 2022 is not necessarily representative of our compensation practices for the future. Social benefits provided to management consist of payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds, vacation pay, and recuperation pay as mandated by Israeli law.

During the year ended December 31, 2022, we paid a base salary or other payments including social benefits of $410 thousand to Mr. Ben-Noon, bonus based on goals achievements valued at $209 thousands and equity compensation valued at $949 thousand, for a total of $1,568 thousand. Mr. Ben-Noon does not receive extra compensation for his service as a member of the board of directors.

During the year ended December 31, 2022, we paid a base salary including social benefits of $305 thousand to Mr. Eisenberg, , bonus based on goals achievements valued at $73 thousands and equity compensation valued at $949 thousand, for a total of $1,327 thousand. From the commencement of his employment until our IPO, Mr. Eisenberg agreed to the minimum monthly salary allowed by Israeli law.

During the year ended December 31, 2022, we paid a base salary and other costs related to employment with the Company of $425 thousand (including $50 thousands one-time bonus) to Dr. Tracik, bonus based on goals achievements valued at $88 thousands and equity compensation valued at $663 thousand, for a total of $1,176 thousand.

During the year ended December 31, 2022, we paid a cash retainer of $80 thousand to Mr. Leuchtenberger and equity compensation valued at $1,395 thousand, for a total of $1,475 thousand.

During the year ended December 31, 2022, we paid a cash retainer of $65 thousand to each of Mr. Claiborne and Ms. Pellizzari and equity compensation valued at $39 thousand each.

 During the year ended December 31, 2022, we paid a cash retainer of $50 thousand to each of Ms. Deardorf and Ms. Mandil-Levin, and equity compensation valued at $126 thousand to Ms. Deardorf and equity compensation valued at $41 thousand to Ms. Mandil-Levin.

As of December 31, 2022, 144,000 RSUs and 609,000 options to purchase 609,000 ordinary shares granted to our executive officers and directors were outstanding under our 2018 Plan at a weighted average exercise price of $2.65. Each option will expire ten years from the date of the grant thereof.

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

On November 7, 2021 the Company granted Mr. Ben-Noon 108,000 RSUs. The RSUs vest on a quarterly basis over three years, commencing December 13, 2021.

In July 2021, the Company granted Mr. Eisenberg options to purchase 21,000 shares at an exercise price of $0.03 per share. The options vested monthly over seven months commencing June 2021. Pursuant to his employment agreement, the Company agreed that to the extent the value of such options at the time of the Company’s IPO is less than $200,000, the Company shall grant additional options for the difference in the value. In October 2022, the Company granted 35,980 RSU’s in respect with the above in lieu of options.

In addition, on November 7, 2021, the Company granted Mr. Eisenberg 108,000 RSUs. The RSUs vest on a quarterly basis over three years, commencing December 13, 2021.

On October 31, 2021, the Company granted Dr. Tracik options to purchase 108,000 shares at a price of $3.51 per share. The options vest on a quarterly basis over three years, commencing December 13, 2021.

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

C. Board Practices

Board of Directors

Under the Companies Law and our amended and restated articles of association, our business and affairs will be managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our chief executive officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our chief executive officer is appointed by, and serves at the discretion of, our board of directors, subject to the agreed upon employment terms approved by our shareholders. All other executive officers are appointed by the chief executive officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them. Under our amended and restated articles of association, other than external directors, for whom special election requirements apply under the Companies Law, as detailed below, the number of directors on our board of directors will be no less than five and no more than nine directors divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2023 and after, each year the term of office of only one class of directors will expire. Our directors who are not external directors will be divided among the three classes as follows:

●	the Class I director is Caren Deardorf, and her term will expire at our annual meeting of shareholders to be held in 2023;

●	the Class II directors are Alon Ben-Noon and Mark Leuchtenberger, and their term will expire at our annual meeting of shareholders to be held in 2024; and

●	the Class III director is Dr. Revital Mandil-Levin, and her term will expire at our annual general meeting of shareholders to be held in 2025.

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

D. Employees

As of December31, 2022, we had fourteen full and part time employees, most of whom work at our headquarters in Herzliya, Israel and the rest of whom work in Zurich, Switzerland.

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

Shares Available for Grant. As of December 31, 2022, there were 437,371 ordinary shares available for issuance under the 2018 Plan. The number of shares reserved for issuance is subject to an annual increase to be added as of the first day of the Company’s fiscal year, equal to 4% of the total number of shares issued and outstanding on a fully-diluted basis as of the end of the immediately preceding fiscal year (or such lesser number of shares, including no shares, determined by the Board in its sole discretion). Ordinary shares subject to options granted under the 2018 Plan that expire or forfeited or otherwise terminated without having been exercised in full will become available again for future grant under the 2018 Plan. On October 31, 2021, our Board approved an amendment to the 2018 Plan to increase the number of shares reserved under this plan to 1,151,130.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table presents information relating to the beneficial ownership of our ordinary shares as of March 15, 2023, for:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;

●	each of our executive officers and directors; and

●	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of the date of this annual report to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 11,790,963 ordinary shares outstanding as of March 15, 2023.

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

Shareholder	Number	Percent
5% Shareholders
Alon Ben-Noon(1)	3,045,600	25.81%
Ariel Gordon(2)	1,037,407	8.80%

Executive Officers and Directors
Alon Ben-Noon	3,045,600	25.81%
Or Eisenberg(3)	247,480	2.10%
Dr. Ferenc Tracik	45,000	*
Mark Leuchtenberger	72,000	*
Cary Claiborne	24,000	*
Caren Deardorf	30,000	*
Christine Pellizzari	24,000	*
Revital Mandil-Levin	28,472	*
All executive officers and directors, as a group	3,516,552	29.21%

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)	Consists of 3,036,600 ordinary shares and 9,000 RSUs that are exercisable within 60 days of March 15, 2023.

(2)	Consists of 1,033,307 ordinary shares and 4,100 warrants that are exercisable within 60 days of March 15, 2023.

(3)	Consists of 226,480 ordinary shares as of March 15, 2023 and options to purchase 21,000 ordinary shares that are exercisable within 60 days of March 15, 2023. Or Eisenberg exercised warrants to purchase 145,500 of our ordinary shares for $97,000 on September 14, 2021.

Holdings by U.S. Shareholders

As of March 15, 2023, ten U.S. record holders, including Cede and Co., held in the aggregate 63.43% of our ordinary shares.

B. Related Party Transactions

Financing Transactions

Share Purchase Agreement with Dagi Ben-Noon. On January 27, 2019, the Company and Dagi Ben-Noon, the brother of Alon Ben-Noon, our chief executive officer, signed a share purchase agreement pursuant to which we sold an aggregate of 45,000 of our ordinary shares at a price per share of $0.67 for an aggregate purchase price of $30,000. This share purchase agreement also provided for warrants to acquire up to 180,000 additional ordinary shares at a price per share of $0.67. The warrants provided that they may be exercised until December 31, 2021 but, may be exercised in no more than four parts. The Company was required to use the proceeds from this transaction to fund research and development, sales and marketing and other operating expenses.

Dagi Ben-Noon entered into assignment agreements on September 10, 2021 to assign warrants for 60,000 and 120,000 of our ordinary shares to Margi Ben-Noon and Zeev Eisenberg, respectively. Zeev Eisenberg, the father of Or Eisenberg, exercised the assigned warrants to purchase 120,000 of our ordinary shares for $80,000 on September 14, 2021.

Share Purchase Agreement with Margi Ben-Noon. On December 23, 2018, the Company and Margi Ben-Noon, the mother of Alon Ben-Noon, our chief executive officer, signed a share purchase agreement pursuant to which we sold an aggregate of 30,000 of our ordinary shares at a price per share of $0.67 for an aggregate purchase price of $20,000. This share purchase agreement also provided for warrants to acquire up to 120,000 additional ordinary shares at a price per share of $0.67. The warrants provided that they may be exercised until December 31, 2021 but, may be exercised in no more than four parts. The Company was required to use the proceeds from this transaction to fund research and development, sales and marketing and other operating expenses.

Margi Ben-Noon exercised warrants to purchase 180,000 of our ordinary shares for $120,000 on September 14, 2021.

Share Purchase Agreement with Yael Goren. On January 27, 2019, the Company and Yael Goren, the partner of Alon Ben-Noon, our chief executive officer, signed a share purchase agreement pursuant to which we sold an aggregate of 15,000 of our ordinary shares at a price per share of $0.67 for an aggregate purchase price of $10,000. This share purchase agreement also provided for warrants to acquire up to 60,000 additional ordinary shares at a price per share of $0.67. The warrants provided that they may be exercised until December 31, 2021 but, may be exercised in no more than four parts. The Company was required to use the proceeds from this transaction to fund research and development, sales and marketing and other operating expenses.

Yael Goren exercised warrants to purchase 60,000 of our ordinary shares for $40,000 on August 26, 2021.

Share Purchase Agreement with Yanai Meck Ben Nun. On January 27, 2019, the Company and Yanai Meck Ben Nun, the brother-in-law of Alon Ben-Noon, our chief executive officer, signed a share purchase agreement pursuant to which we sold an aggregate of 15,000 of our ordinary shares at a price per share of $0.67 for an aggregate purchase price of $10,000. This share purchase agreement also provided for warrants to acquire up to 60,000 additional ordinary shares at a price per share of $0.67. The warrants provided that they may be exercised until December 31, 2021 but may be exercised in no more than four parts. The Company was required to use the proceeds from this transaction to fund research and development, sales and marketing and other operating expenses.

Yanai Meck Ben Nun exercised warrants to purchase 60,000 of our ordinary shares for $40,000 on August 28, 2021.

Share Purchase Agreement with Itzhak Krinsky. On December 30, 2018, the Company and Itzhak Krinsky, a former member of our board of directors, signed a share purchase agreement pursuant to which we sold an aggregate of 15,000 of our ordinary shares at a price per share of $0.67 for an aggregate purchase price of $10,000. This share purchase agreement also provided for warrants to acquire up to 60,000 additional ordinary shares at a price per share of $0.67. The warrants provided that they may be exercised until December 31, 2021 but may be exercised in no more than four parts. The Company was required to use the proceeds from this transaction to fund research and development, sales and marketing and other operating expenses.

Itzhak Krinsky waived his warrants to purchase 60,000 of our ordinary shares on August 3, 2021.

In October 2021, Mr. Krinsky exercised his outstanding options to purchase 15,000 ordinary shares at an exercise price of $0.03.

Share Purchase Agreement with Gil Hakim. On January 17, 2019, the Company and Gil Hakim, a former member of our board of directors, signed a share purchase agreement pursuant to which we sold an aggregate of 75,000 of our ordinary shares at a price per share of $0.67 for an aggregate purchase price of $50,000. This share purchase agreement also provided for warrants to acquire up to 300,000 additional ordinary shares at a price per share of $0.67. The warrants provided that they may be exercised until December 31, 2021 but may be exercised in no more than four parts. The Company was required to use the proceeds from this transaction to fund research and development, sales and marketing and other operating expenses.

Gil Hakim exercised warrants to acquire 225,000 of our ordinary shares for $150,000 on August 15, 2021, while simultaneously waiving warrants to acquire 75,000 of our ordinary shares.

In October 2021, Mr. Hakim exercised his outstanding options to purchase 15,000 ordinary shares at an exercise price of $0.03.

Share Purchase Agreement with Amir Gross. On January 17, 2019, the Company and Amir Gross, a former member of our board of directors, signed a share purchase agreement pursuant to which we sold an aggregate of 45,000 of our ordinary shares at a price per share of $0.67 for an aggregate purchase price of $30,000. This share purchase agreement also provided for warrants to acquire up to 180,000 additional ordinary shares at a price per share of $0.67. The warrants provided that they may be exercised until December 31, 2021 but may be exercised in no more than four parts. The Company was required to use the proceeds from this transaction to fund research and development, sales and marketing and other operating expenses.

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

Share Purchase Agreements with Ariel Gordon. On February 8, 2018, the Company and Ariel Gordon, one of our major shareholders, signed a share purchase agreement pursuant to which we sold an aggregate of 338,190 of our ordinary shares at a price per share of $0.29 for an aggregate purchase price of $100,000. This share purchase agreement also provided for warrants to acquire up to 338,190 additional ordinary shares at a price per share of $0.29. The warrants were required to be exercised, only in full, until the earlier of (i) the closing of a financing round which raises at least $500,000 and (ii) six months following the closing of this share purchase agreement. Mr. Gordon exercised his warrants in full on May 24, 2018. The Company was required to use the proceeds from this transaction to fund research and development, sales and marketing and other operating expenses. So long as Mr. Gordon holds 2.5% of our share capital, on a fully diluted basis, he will be entitled to receive a copy of our annual financial statements, within 90 days of the end of our fiscal year, and a copy of our quarterly financial statements, within 45 days of the end of our quarter. Mr. Gordon is also entitled to information with respect to our research and development programs.

On December 24, 2018, we entered into a second share purchase agreement with Mr. Gordon. Pursuant to this second share purchase agreement we sold 75,000 ordinary shares at a price per share of $0.67 for an aggregate purchase price of $50,000. This share purchase agreement also provided for warrants to acquire up to 300,000 additional ordinary shares at a price per share of $0.67. The warrants provided that they may be exercised until December 31, 2021 but may be exercised in no more than four parts.

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

The distribution of dividends may also be limited by the Companies Law, which permits the distribution of dividends only out of retained earnings or earnings derived over the two most recent fiscal years, whichever is higher, provided that there is no reasonable concern that payment of a dividend will prevent a company from satisfying its existing and foreseeable obligations as they become due. As of December 31, 2022, we did not have distributable earnings pursuant to the Companies Law. Dividend distributions may be determined by our board of directors, as our amended and restated articles of association do not provide that such distributions require shareholder approval.

B. Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2022.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Ordinary Shares and Warrants have been trading on The Nasdaq Capital Market under the symbol “NRSN” and “WNRSN”, respectively, since December 9, 2021. Prior to that date, there was no public trading market for our Ordinary Shares or Warrants. Our initial public offering of units comprised of one Ordinary Share and one Warrant was priced at $6.00 per unit.

On March 20, 2023, the last reported closing price of our Ordinary Shares on The Nasdaq Capital Market was $1.82 per share.

On March 20, 2023, the last reported closing price of our Warrants on The Nasdaq Capital Market was $0.29 per warrant.

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

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures related to scientific research and development projects, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The research and expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion of the company; and

●	The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures that are unqualified under the conditions above are deductible, under certain conditions in equal amounts over three years.

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

The 2017 Amendment provides that a Preferred Company satisfying certain conditions will qualify as having a “Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income,” as defined in the Investment Law. The corporate tax rate is further reduced to 7.5% with respect to a Preferred Technological Enterprise located in development zone “A.” In addition, a Preferred Company qualify as having a “Preferred Technological Enterprise” will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the IIA.

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

Taxation of Our Securityholders

Capital gains Tax on Sales of our Ordinary Shares and Warrants

Israeli law generally imposes a capital gains tax on the sale of any capital assets by Israeli residents, as defined for Israeli tax purposes, and on the sale of capital assets located in Israel, including shares of Israeli companies, by both Israeli residents and non-Israeli residents, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Ordinance distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s purchase price attributable to an increase in the Israeli consumer price index, or in certain circumstances a foreign currency exchange rate, between the date of purchase and the date of sale. Inflationary surplus is currently not subject to tax in Israel. The real gain is the excess of the total capital gain over the inflationary surplus.

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

Capital Gains Taxes Applicable to Israeli Resident Securityholders

An Israeli resident corporation who derives capital gains from the sale of shares or warrants in an Israeli resident company will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate (currently of 23%). An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual securityholder is claiming deduction of interest expenditures or he is a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2023 plus 3% Surtax). Certain Israeli institutions who are exempt from tax under section 9(2) or section 129(C)(a)(1) of the Ordinance (such as exempt trust funds and pension funds) may be exempt from capital gains tax from the sale of the securities.

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

A foreign resident who had income from a dividend that was accrued from Israeli source, from which (among other conditions) the full tax was deducted, will be exempt from filing a tax return in Israel, unless (i) such income was generated from a business conducted in Israel by him, (ii) he has other taxable sources of income in Israel with respect to which a tax return is required to be filed, or (iii he is liable to additional Surtax (see below) in accordance with section 121B of the Ordinance.

Dividend distribution by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise is subject to beneficial withholding tax rates. For a further discussion, see “Taxation and Government Programs—Israeli Tax Considerations—Law for the Encouragement of Capital Investments, 5719-1959—New Tax benefits Under the 2017 Amendment that Became Effective on January 1, 2017.”

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 698,280 for 2023, which amount is linked to the annual change in the Israeli consumer price index.

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

Passive Foreign Investment Company Considerations

Based on our income and assets, we expect to be a PFIC for the preceding taxable year and expect to be a PFIC for the current taxable year. Because, the determination of our PFIC status is made based on the factual tests described below, however, we cannot provide any assurances regarding our PFIC status for the current or future taxable years or that the IRS will agree with our conclusion regarding our PFIC status. If we were classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules with respect to distributions on and sales, exchanges and other dispositions of the ordinary shares or Warrants. We will be treated as a PFIC for any taxable year in which at least 75 percent of our gross income is “passive income” or at least 50 percent of our gross assets during the taxable year (based on the average of the fair market values of the assets determined at the end of each quarterly period) are assets that produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. However, rents and royalties received from unrelated parties in connection with the active conduct of a trade or business are not considered passive income for purposes of the PFIC test. In determining whether we are a PFIC, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest (by value) is taken into account.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers, and under those requirements, we file reports with the SEC. Our filings with the SEC are available to the public through the SEC’s website at http://website at http://www.sec.gov.

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

Foreign Currency Exchange Risk

The U.S. dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in NIS. As a result, we are exposed to the risk that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation, if any, of the NIS against the dollar. For example, the dollar strengthen against the NIS in 2022 by 12.5% and the dollar depreciated against the NIS in 2021 by 3.27%. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

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

Liquidity Risk

We monitor forecasts of our liquidity reserve (comprising cash and cash equivalents and deposits). We generally carry this out based on our expected cash flows in accordance with practice and limits set by our management. We are in the research and development stage and we are therefore exposed to liquidity risk. We believe that our existing cash, cash equivalents and short-term deposits will not be sufficient to fund our operations for a period of at least 12 months from the date of approval of our consolidated financial statements. We expect that we will require additional capital to complete clinical trials, obtain regulatory approval for, and commercialize, our product candidates.

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

Adjustments; Fundamental Transaction. The exercise price and the number of shares underlying the Warrants are subject to appropriate adjustment in the event of stock splits, stock dividends on our ordinary shares, stock combinations or similar events affecting our ordinary shares. In addition, in the event we consummate a merger or consolidation with or into another person or other reorganization event in which our ordinary shares are converted or exchanged for securities, cash or other property, or we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets or we or another person acquire 50% or more of our outstanding ordinary shares (each, a Fundamental Transaction), then following such Fundamental Transaction the holders of the Warrants will be entitled to receive upon exercise of the Warrants the same kind and amount of securities, cash or property which the holders would have received had they exercised the Warrants immediately prior to such Fundamental Transaction. Any successor to us or surviving entity will assume the obligations under the Warrants.

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

We used a portion of our IPO proceeds through December 31, 2022 proceeds to advance the clinical development of our lead product candidate, for preclinical research and development and for working capital and general corporate purposes. Other than director fees to directors and compensation to Alon-Ben Noon for his services as the Company’s chief executive officer, none of the net proceeds of our offering have been paid directly or indirectly to any of our directors or executive officers, to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions

●	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles

●	provide reasonable assurance that receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and

●	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment and this framework, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2022.

(c) Attestation Report of Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to our status as an emerging growth company and, accordingly, are exempt from the requirement to provide such a report

(d) Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2022 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16. [RESERVED]

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

	Year Ended December 31,
Services Rendered	2022	2021
	(U.S. dollars in thousands)
Audit Fees (1)	110	110
Audit Related Fees	-	-
Tax Fees (2)	5	20
All Other Fees	-	-
Total	115	120

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements, and fees relating to regulatory filings including review of registration statements. (2) Tax fees are the aggregate fees for professional services rendered during the period for tax compliance and tax advice other than in connection with the audit.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit no.	Exhibit
1.1	Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
2.1	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.1 to of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2022)
4.1	Form of Share Purchase Agreement (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
4.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
4.3	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
4.4	Form of Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
4.5	Form of Warrant Agency Agreement between American Stock Transfer & Trust Company. LLC and NeuroSense Therapeutics Ltd. (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
10.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
10.2	2018 Employee Share Option Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8, filed with the SEC on February 2, 2022)
10.3	Compensation Policy (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.
15.1*	Consent of Somekh Chaikin (Member firm of KPMG International), Independent Registered Public Accounting Firm
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

+	Management contract or compensatory plan or arrangement.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NeuroSense Therapeutics LTD.

By:	/s/ Alon Ben-Noon
	Name:	Alon Ben-Noon
	Title:	Chief Executive Officer

By:	/s/ Or Eisenberg
	Name:	Or Eisenberg
	Title:	Chief Financial Officer

Date: March 22, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
NeuroSense Therapeutics Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of NeuroSense Therapeutics Ltd. and its subsidiary (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of income and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B to the consolidated financial statements, the Company’s recurring losses and its expectation to incur significant additional losses raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1B. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Somekh Chaikin
Somekh Chaikin
Member Firm of KPMG International

We have served as the Company’s auditor since 2020.
Tel-Aviv, Israel
March 20, 2023

NeuroSense Therapeutics Ltd.
Consolidated Statements of Financial Position
(U.S. dollars in thousands)

		As of December 31,
	Note	2022	2021
Assets
Current assets:
Cash and cash equivalent	4	$3,543	$11,063
Short term deposits	16	3,547	—
Other receivables	5	255	310
Restricted deposits		36	39
Total current assets		7,381	11,412

Non-current assets:
Property, plant and equipment, net	6	77	19
Right of use assets	7	229	—
Non-current restricted deposit		23	—
Total non-current assets		329	19
Total assets		$7,710	$11,431

Liabilities shareholders’ and equity
Current liabilities:
Trade payables		$498	$39
Other payables	8	1,228	558
Total current liabilities		1,726	597

Non Current liabilities:
Long term lease liability		147	—
Liability in respect of warrants	16	218	1,828
		365	1,828

Total liabilities		2,091	2,425

Shareholders’ equity:	9,10
Ordinary shares		—	—
Share premium and capital reserve		26,405	17,452
Accumulated deficit		(20,786)	(8,446)
Total shareholders’ equity		5,619	9,006
Total liabilities and shareholders’ equity		$7,710	$11,431

The accompanying notes are an integral part of these consolidated financial statements.

NeuroSense Therapeutics Ltd.
Consolidated Statements of Income and Comprehensive Loss
(U.S. dollars in thousands, except share and per share data)

		For the year ended December 31
	Note	2022	2021	2020
Research and development expenses	11	$(6,416)	$(3,082)	$(2,495)

General and administrative expenses	12	(7,136)	(2,505)	(393)

Operating loss		(13,552)	(5,587)	(2,888)

Financing expenses	13	(45)	(1,186)	(1)
Financing income	13	1,257	2,732	61

Total financing income, net		1,212	1,546	60

Net loss and comprehensive loss		$(12,340)	$(4,041)	$(2,828)

Basic and diluted net loss per share	15	$(1.07)	$(0.65)	$(0.51)

The accompanying notes are an integral part of these consolidated financial statements.

NeuroSense Therapeutics Ltd.
Consolidated Statements of Changes in Equity
(U.S. dollars in thousands)

	Ordinary Shares	Share Premium and Capital Reserve	Accumulated Deficit	Total Equity
Balance as of January 1, 2020	$—	$2,495	$(1,577)	$918

Share based compensation	—	2,061	—	2,061
Net loss and comprehensive loss	—		(2,828)	(2,828)
Issuance of ordinary shares and warrants, net	—	508	—	508

Balance as of December 31, 2020	$—	$5,064	$(4,405)	$659

Issuance of SAFE instruments	—	800	—	800
Exercise of warrants and options	—	1,311	—	1,311
Share based compensation	—	4,716	—	4,716
Issuance of ordinary shares, net upon IPO	—	5,561	—	5,561
Net loss and comprehensive loss	—	—	(4,041)	(4,041)

Balance as of December 31, 2021	$—	$17,452	$(8,446)	$9,006

Share-based compensation	—	4,735	—	4,735
Net loss and comprehensive loss	—	—	(12,340)	(12,340)
Cancelation of options	—	(96)	—	(96)
Exercise of warrants	—	4,314	—	4,314
Balance as of December 31, 2022	$—	$26,405	$(20,786)	$5,619

The accompanying notes are an integral part of these consolidated financial statements.

NeuroSense Therapeutics Ltd.
Consolidated Statements of Cash Flows
(U.S. dollars in thousands)

	For the year ended December 31
	2022	2021	2020
Cash flows from operating activities
Net loss for the year	$(12,340)	$(4,041)	$(2,828)
Adjustments for:
Depreciation and amortization	89	3	3
Share based compensation	5,105	4,159	2,061
Revaluation of liability in respect to warrants	(1,166)	(2,732)	—
Loss from disposal of property and equipment	—	8	—
Finance expense (income)	(24)	791	(2)

Changes in assets and liabilities:

Decrease (increase) in other receivables	55	(204)	(12)
Increase (decrease) in trade payables	459	(16)	32
Increase in other payables	236	493	51

Net cash used in operating activities	(7,586)	(1,539)	(695)

Cash flows from investing activities
Interest received	49	—	—
Purchase of property, plant and equipment	(70)	(17)	(9)
Investment in short term deposit, net	(3,500)	—	—
Investment in restricted deposit, net	(20)	—	—
Net cash used in investing activities	(3,541)	(17)	(9)

Cash flows from financing activities
Issuance of SAFE instruments	—	800	—
Payment in respect of cancellation of options	(96)	—	—
Exercise of warrants and options	3,870	1,238	—
Repayment of lease liability	(79)	—	—
Issuance of shares and warrants, net	—	9,864	508

Net cash provided by financing activities	3,695	11,902	508

Effects of exchange rate changes on cash and cash equivalents	(88)	18	—
Increase (decrease) in cash and cash equivalents	(7,520)	10,364	(196)

Cash and cash equivalents as at the beginning of the year	11,063	699	895

Cash and cash equivalents as of the end of the year	$3,543	$11,063	$699

Non-cash activity
Recognition of right of use assets	306	—	—
Exercise of warrants	444	—	—
Exercise of options	—	76	—

The accompanying notes are an integral part of these consolidated financial statements.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

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

The Company’s ordinary shares and warrants began trading on the Nasdaq Capital Market on December 9, 2021 under the ticker symbols “NRSN” and “NRSNW,” respectively.

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

Based on current expected level of operating expenditures, the Company’s cash resources as at December 31, 2022 shall not be sufficient to fund the Company’s operations for a period of at least 12 months from the approval of these consolidated financial statements, assuming that the Company will continue its development plan in accordance with the original pipeline and without delaying or slowing down the progress of its plans. The Company will require additional cash to fund the execution of its mid and long-term development program. The Company anticipates raising additional funds through public or private sales of debt or equity securities, collaborative arrangements, or some combination thereof. Whilst management is progressing with its plans to secure external financing, these still require approval by third parties, and accordingly, there is no assurance that any such arrangement will be entered into or that financing will be available when needed in order to allow it to continue its operations, or if available, on terms favorable or acceptable to it.

In the event financing is not obtained, the Company may pursue cost cutting measures or may be required to delay, reduce the scope of, or eliminate any of its development programs or clinical trials, these events could have a material adverse effect on its business. These factors raise significant doubt about the Company ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

C.	On October 3, 2022, the Company established a US based subsidiary, NeuroSense US Inc. (“Subsidiary”). From establishment through December 31, 2022, the Subsidiary had no activity. The subsidiary will perform research and development activity and engage in possible collaboration agreements.

Note 2 — Basis of Preparation

A.	Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

These consolidated financial statements were authorized for issuance by the board of directors of the Company on March 20, 2023.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 2 — Basis of Preparation (cont.)

B.	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following assets and liabilities: Financial instruments, derivatives and other assets and liabilities measured at fair value through profit or loss (see note 16)

For further information regarding the measurement of these assets and liabilities see Note 2(B) regarding significant accounting policies.

C.	Functional and presentation currency

These consolidated financial statements are presented in U.S. dollars (“$”), which is the Company’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated. The U.S. dollar is the currency of the primary economic environment in which the Company operates and expects to operate in the foreseeable future.

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

Foreign currency differences arising on translation are recognized in the consolidated statement of income as financing expenses or income.

Below are details regarding the exchange rate of the New Israeli Shekel (“NIS”), the Euro and the GBP:

	Euro	GBP	NIS
December 31, 2022	1.07	1.20	0.28
December 31, 2021	1.13	1.35	0.32
December 31, 2020	1.22	1.36	0.31
Change in percentages:
Year ended December 31, 2022	(5.3)	(11.1)	(12.5)
Year ended December 31, 2021	(7.3)	(0.73)	3.2
Year ended December 31, 2020	9.3	3.5	7.5

D.	Operating Cycle

The Company’s operating cycle is one year.

E.	Use of estimates and judgment

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 2 — Basis of Preparation (cont.)

E.	Use of estimates and judgment (cont.)

The preparation of accounting estimates used in the preparation of the Company’s consolidated financial statements requires that management make assumptions regarding circumstances and events that involve considerable uncertainty. Company management prepares these estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Below is information about significant assumptions made by the Company’s management with respect to estimates and judgments:

Share-based payment transactions

Estimating fair value for share-based payment transactions requires a determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires a determination of the most appropriate inputs to the valuation model, including the fair value of the Company’s ordinary shares, the expected life of the share option, volatility, and related assumptions. For the measurement of the fair value of equity-settled transactions at the grant date and thereafter, the Company uses the Black-Scholes formula or the Binomial pricing model. In applying these options pricing models, before the Company’s shares began trading on Nasdaq, the Company determined the fair value of its ordinary shares using different approaches.

See Note 10 for further information.

Note 3 — Significant Accounting Policies

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements.

A.	Cash and cash equivalent

Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the date of acquisition, to be cash equivalents.

B.	Short-term bank deposit

Short-term bank deposits are deposits with maturities of more than three months and less than one year. As of December 31, 2022, the Company’s bank deposits are denominated mainly in U.S. dollars and bears yearly interest at weighted average rates of 2.3%-6.30%. Short-term bank deposits are presented at their cost, including accrued interest.

C.	Property, plant and equipment

(1)	Recognition and measurement

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

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 3 — Significant Accounting Policies (cont.)

(2)	Subsequent costs

The cost of replacing property, plant and equipment and other subsequent expenses is capitalized if it is probable that the future economic benefits associated with them will flow to the Company and their cost can be measured reliably.

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

Annual depreciation rates are:

%
Computers and peripherals and equipment	33
Office furniture and equipment	7 – 15
Leasehold improvements	The shorter of the lease term and the useful life

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

D.	Financial instruments

(1)	Non-derivative financial assets

Initial recognition and measurement of financial assets

The Company initially recognizes receivables and debt instruments issued on the date that they are created. All other financial assets are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. A financial asset is initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial asset.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 3 — Significant Accounting Policies (cont.)

(1)	Non-derivative financial assets (cont.)

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

Classification of financial assets into categories and the accounting treatment of each category

Financial assets are classified at initial recognition to one of the following measurement categories: amortized cost; fair value through other comprehensive income – investments in debt instruments; fair value through other comprehensive income – investments in equity instruments; or fair value through profit or loss.

Financial assets are not reclassified in subsequent periods unless, and only if, the Company changes its business model for the management of financial debt assets, in which case the affected financial debt assets are reclassified at the beginning of the period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at fair value through profit or loss:

-	It is held within a business model whose objective is to hold assets so as to collect contractual cash flows; and

-	The contractual terms of the financial asset give rise to cash flows representing solely payments of principal and interest on the principal amount outstanding on specified dates.

The Company has balances of other receivables and deposits that are held within a business model whose objective is collecting contractual cash flows. The contractual cash flows of these financial assets represent solely payments of principal and interest that reflects consideration for the time value of money and the credit risk. Accordingly, these financial assets are measured at amortized cost.

Subsequent measurement and gains and losses

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 3 — Significant Accounting Policies (cont.)

(2)	Non-derivative financial liabilities

Non-derivative financial liabilities include finance lease liabilities, trade and other payables.

Initial recognition of financial liabilities

Financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Subsequent measurement of financial liabilities

Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method. Transaction costs directly attributable to an expected issuance of an instrument that will be classified as a financial liability are recognized as an asset in the framework of deferred expenses in the consolidated statement of financial position. These transaction costs are deducted from the financial liability upon its initial recognition or are amortized as financing expenses in the statement of profit or loss and when the issuance is no longer expected to occur.

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

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 3 — Significant Accounting Policies (cont.)

E.	Research and Development

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

As of December 31, 2022, no development expenditures have met the recognition criteria and thus the Company expensed all of its development expenditures as incurred.

F.	Impairment of non-financial assets

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

G.	Employee benefits

(1)	Post-employment benefits

The Company’s liability for severance pay for its employees is calculated pursuant to Israeli Severance Pay Law (1963) (the “Severance Pay Law”). The Company’s liability is covered by monthly deposits with severance pay funds and insurance policies. For all of the Company’s employees, the payments to pension funds and to insurance companies exempt the Company from any obligation towards its employees, in accordance with Section 14 of the Severance Pay Law, which is accounted for as a defined contribution plan. Accumulated amounts in pension funds and in insurance companies are not under the Company’s control or management and, accordingly, neither those amounts nor the corresponding accrual for severance pay are presented in the consolidated statements of financial position.

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

The Company has a defined contribution plan in respect of the Company’s liability to pay the savings component of provident funds and in respect of those of its employees who are subject to Section 14 of the Severance Pay Law – 1963.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 3 — Significant Accounting Policies (cont.)

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

H.	Loss per share

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

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 3 — Significant Accounting Policies (cont.)

I.	Provisions

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

J.	Income tax

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

As of December 31, 2022, no deferred tax assets have been recorded since it is not probable that the Company will have future taxable income against which any tax losses, benefits or deductible temporary differences can be utilized.

K.	Financing income and expenses

Financing income includes interest income and foreign currency gains or losses and revaluation of liability measured in fair value through profit or loss. Interest income is recognized as it accrues using the effective interest method. Financing expense includes mainly bank charges, interest of lease liability and foreign currency losses. Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either financing income or financing expenses, depending on whether foreign currency movements are in a net gain or net loss position.

Interest income or expense is recognized using the effective interest method. Generally, in calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the financial asset or to the amortized cost of the financial liability, as applicable.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 3 — Significant Accounting Policies (cont.)

L.	Leases

During the reporting period, International Financial Reporting Standard 16, Leases (hereinafter: “IFRS 16” or “the standard”) become applicable to the Company’s consolidated financial statements.

In accordance with IFRS 16, the Company recognizes a right-of-use asset and a lease liability at the commencement of the lease contract for all the leases in which the Company has a right to control identified assets for a specified period of time, other than exceptions specified in the standard. Accordingly, the Company recognizes depreciation and amortization expenses in respect of a right-of-use asset, tests a right-of-use asset for impairment in accordance with IAS 36 and recognizes financing expenses on a lease liability. Therefore, as from the date of January 1, 2022, lease payments relating to assets leased under an operating lease, which were presented as part of general and administrative expenses in the income statement, are capitalized to assets and written down as depreciation and amortization expenses.

On January 1, 2022, as a result of entering into a new lease agreement, the Company recognized a liability at the present value of the balance of future lease payments discounted at its incremental borrowing rate at that date calculated according to the average duration of the lease period which was 6% basis, and concurrently recognized a right-of-use asset at the same amount of the liability.

Furthermore, the Company apply the following expedients:

Applying the practical expedient regarding the recognition and measurement of short-term leases, for both leases that end within 12 months from the date of initial application and leases for a period of up to 12 months from the date of their commencement for all groups of underlying assets to which the right-of-use relates;

Presented hereunder are the main accounting policies following the application of IFRS 16 :

Contracts that award the Company control over the use of a leased asset for a period of time in exchange for consideration, are accounted for as leases. Upon initial recognition, the Company recognizes a liability at the present value of the balance of future lease payments, and concurrently recognizes a right-of-use asset at the same amount of the lease liability, adjusted for any prepaid or accrued lease payments, plus initial direct costs incurred in respect of the lease.

Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model, and depreciated over the shorter of the lease term or useful life of the asset, which is 4 years.

The lease term

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the lessee will or will not exercise the option, respectively.

Variable lease payments

Variable lease payments that depend on an index or a rate, are initially measured using the index or rate existing at the commencement of the lease and are included in the measurement of the lease liability. When the cash flows of future lease payments change as the result of a change in an index or a rate, the balance of the liability is adjusted against the right-of-use asset.

Other variable lease payments that are not included in the measurement of the lease liability are recognized in profit or loss in the period in which the event or condition that triggers payment occurs. In 2022 and 2021 the effect of an increase in index were immaterial and as such the Company didn’t update the balance of the lease liability against the right-of-use asset.

M.	Subsidiary

Subsidiary is an entity controlled by the Company. The financial statements of subsidiary are included in the consolidated financial statements from the date that control commences until the date that control is lost. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 4 — Cash and cash equivalent

	December 31, 2022	December 31, 2021
	U.S. dollars in thousands
Denominated in NIS	$229	$693
Denominated in USD	* 3,309	10,359
Denominated in EUR	1	4
Denominated in GBP	4	7
	$3,543	$11,063

(*)	Including short term bank deposit for a period of 1-2 months at an interest rate of 4.5%-6.0%.

Note 5 — Other receivables

	December 31, 2022	December 31, 2021
	U.S. dollars in thousands
Government agencies	$24	$102
Prepaid expenses	124	132
Other	107	76
	$255	$310

Note 6 — Property, plant and equipment, net

Balance as of December 31, 2022:

	Computers and peripherals and equipment	Office furniture and equipment	Leasehold improvements	Total
	U.S. dollars in thousands
Cost:

Balance at January 1, 2022	$8	$16	$-	$24
Purchases during the year	58	9	3	70

Balance at December 31, 2022	66	25	3	94

Accumulated depreciation:

Balance at January 1, 2022	4	1	-	5
Depreciation during the year	10	2	-	12

Balance at December 31, 2022	14	3	-	17

Depreciated cost at December 31, 2022	$52	$22	$3	$77

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 6 — Property, plant and equipment, net (cont.)

Balance as of December 31, 2021:

	Computers and peripherals and equipment	Office furniture and equipment		Leasehold improvements	Total
	U.S. dollars in thousands
Cost:

Balance at January 1, 2021	$5	$2		$9	$16
Purchases during the year	3	14		-	17
Disposals during the year	-	-		(9)	(9)

Balance at December 31, 2021	8	16		-	24

Accumulated depreciation:

Balance at January 1, 2021	2	(*	)	1	3
Depreciation during the year	2	1		-	3
Disposals during the year	-	-		(1)	(1)

Balance at December 31, 2021	4	1		-	5

Depreciated cost at December 31, 2021	$4	$15		$-	$19

(*)	less than 1 thousand

Note 7 — Lease

The Company has lease agreements with respect to offices. In December 2021, the Company entered into an office space lease agreement (which commenced on January 1, 2022). Monthly rent payments including utilities amount to approximately $7 thousand and indexed to CPI. The lease period is for 24 months with an option to extend the lease period for additional two periods of 12 months each and the Company expects to exercise the options for additional lease period. Accordingly, the Company recognized in the consolidated statement of financial position a right-of-use asset in the amount of $306 thousand concurrently with the recognition of a lease liability in the same amount.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 7 — Lease (cont.)

Right-of-use-assets

Carrying amounts of right-of-use assets and movement during the year:

December 31, 2022
U.S. dollars in thousands
Balance as of January 1, 2022	$-
Initial recognition	306
Depreciation on right-of-use-assets	(77)

Balance as of December 31, 2022	$229

Lease liability

Maturity analysis of the Company’s lease liabilities

December 31, 2022
U.S. dollars in thousands
Less than one year	$64
Two to four years	147

Total	$211

Current maturities of lease liability	$64

Long-term lease liability	$147

Additional information on leases

The following is a summary of weighted average remaining lease terms and discount rate for Company’s leases:

December 31, 2022
Lease term (years)	3
Weighted average discount rate	6%

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 7 — Lease (cont.)

The following are the amounts recognized in profit or loss:

December 31, 2022
U.S. dollars in thousands
Interest expenses on lease liability	15
Amortization of right-of-use-assets	77

Total	92

Presented hereunder are the lease payments the Company paid in the year ended December 31, 2022:

Fixed payments
U.S. dollars in thousands

Lease payments	$79

Amounts recognized in the statement of cash flows

Year ended December 31, 2022
U.S. dollars in thousands

Repayment of lease liability	$79

Note 8 — Other payables

	December 31,
	2022	2021
	U.S. dollars in thousands
Employees and payroll accruals (*)	$751	$115
Short term lease liability	64	-
Accrued expenses	413	443
	$1,228	$558

(*)	includes share-based payment compensation liability of $ 370 thousand. See note 14.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 9 — Shareholders’ Equity

A.	Share capital

	Number of shares December 31
	Authorized 2022	Issued and paid 2022	Authorized 2021	Issued and paid 2021
Ordinary shares of no par value	60,000,000	11,781,963	60,000,000	10,943,534

a.	In February 2020, the Company entered into a second crowd-funding transaction in which the Company issued 370,356 ordinary shares to 536 different investors for total net consideration of $447 thousand (net of $52 thousand issuance cost).

b.	In April 2020, the Company entered into a third crowd-funding transaction in which the Company issued 47,688 shares to 161 different investors for total net consideration of $61 thousand (net of $8 thousand issuance cost).

c.	In February, May, June and July 2021, the Company entered into Simple Agreements for Future Equity (each, a “SAFE”) with four separate investors for aggregate proceeds of $800 thousand. Pursuant to the terms of each SAFE, upon consummation of an equity financing, the Company will issue to each investor the number of ordinary shares equal to the purchase amount divided by the SAFE price, which is defined as the price per share equal to 80% of the equity financing valuation (to be no less than $25,000 thousand). The SAFE Agreements also provide the investor the right to automatically receive ordinary shares in the case of a liquidity event, defined as a change of control event or an initial public offering. In the case of a liquidity event the investors are entitled to the number of ordinary shares equal to the investment amount divided by the liquidity price. The liquidity price is defined as the price per share equal to the Company’s valuation at the time of the liquidity event, multiplied by 80%, and divided by the Company’s capitalization (to be no less than $25,000 thousand). In December 2021, as part of Company’s initial public offering (“IPO”) (as described in Note 9g below), the SAFEs were converted at a price per share of $2.892 into 276,672 ordinary shares. For accounting purposes, the SAFE instrument was classified under shareholders’ equity.

d.	During 2018 and 2019, the Company entered into several Share Purchase Agreements (“SPAs”) with multiple investors pursuant to which the Company issued shares and warrants. Pursuant to the SPAs, the warrants had an exercise price of $0.67 and were set to expire on December 31, 2020. During 2020, the board of directors extended the expiration period for each warrant to December 31, 2021. In September 2021, three of the warrant holders assigned all or part of their warrants to four assignees, among whom are the Company’s CFO and related parties of the Company’s CEO and CFO).

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 9 — Shareholders’ Equity (cont.)

A.	Share capital (cont.)

In August and September 2021 after the said assignments, the Company received warrant exercise notices of 1,837,500 warrants, out of the total 2,130,000 warrants outstanding at that time. The other 292,500 warrants that were not exercised were waived by their owners. As a result of the said exercises, the Company received aggregate proceeds of $1,225 thousand.

e.	In May and October 2021, several option holders exercised their outstanding options to purchase 285,000 ordinary shares for a gross proceed of $10 thousand.

f.	In October 2021, several option holders, holding an aggregate amount of 961,440 options, signed an exercise notice for their options. The proceeds from such options exercise were approximately $76 thousand. As of December 31, 2022, the amount of $47 thousand from such exercises were recognized as other receivables.

g.

In December 2021, the Company closed its IPO in the United States and issued 2,000,000 units consisting of 2,000,000 Ordinary shares and 2,000,000 tradable warrants with an exercise price of $6 per share and term of 5 years. In certain cases, the warrants may be exercised on a cashless basis. Therefore, the warrants are accounted for as derivative instruments which are classified as a liability and measured at fair value through profit or loss (refer also to Note 16). The total gross consideration was $12,000 thousand. $4,560 thousand was initially attributed to the warrants based on their fair value and the remaining amount was attributed to the ordinary shares issued and recognized as an equity component in the amount of $7,440 thousand. Applicable issuance costs, amounting to $2,136 thousand, have been allocated in the same proportion as the allocation of the gross proceeds. An amount of $812 thousand was considered as issuance costs allocated to the warrants and has been recorded in profit or loss as finance expense, while costs allocated as issuance costs of ordinary shares in the amount of $1,324 thousand have been recorded in equity as a reduction of the share premium. As part of the IPO, the Company also recognized share-based issuance costs of $898 thousand which were allocated in the same proportion as the allocation of the gross proceeds from the IPO, accordingly an amount of $341 thousand was considered as issuance costs allocated to the warrants and has been recorded in profit or loss as finance expense, while costs allocated as issuance costs of ordinary shares in the amount of $557 thousand have been recorded in equity as a reduction of the share premium (refer also to Note 10(12)).

The total net proceeds from the offering were approximately $9,864 thousand and net proceeds from the exercise of underwriter’s option were $3 thousand.

h.	In March 2022, the Company received an amount of $3,870 thousand as a result of the exercise of 645,000 warrants at a price per share of $6. see also note 16D.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 9 — Shareholders’ Equity (cont.)

A.	Share capital (cont.)

The following table summarizes the movement in share capital:

	Ordinary shares
	2022	2021

Issued and paid-in share capital as at January 1	10,943,534	5,582,922
Issued for services during the period	85,449	-
Vested RSU	107,980	-
Issued for cash during the period	-	2,000,000
Exercise of share warrants and options during the year	645,000	3,083,940
Conversion of SAFE instruments	-	276,672
Issued and paid-in share capital as at December 31	11,781,963	10,943,534

B.	Ordinary Shares Right

Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of holders of all classes of shares outstanding.

Note 10 — Share Based Payment

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

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 10 — Share Based Payment (cont.)

Following this amendment, the number of shares reserved under this plan was 1,151,130. As of December 31, 2022, 437,371 ordinary shares are available for future grant.

1.	In January 2020, the Company granted 18,000 options to a service provider of the Company. The options have an exercise price of NIS 5 per share ($1.42 per share, based on the exchange rate reported by the Bank of Israel on December 31, 2022). 50% of the options vest after one year from the grant date and the remaining options vest in four equal quarterly thereafter.

2.	In March 2020, the Company granted 54,000 options to an employee and a service provider of the Company:

●	18,000 options have an exercise price of NIS 5 per share ($1.42 per share, based on the exchange rate reported by the Bank of Israel on December 31, 2022). 50% of the options vest after one year from the vesting commencement date and the remaining options vest in four equal quarterly thereafter.

●	36,000 options have an exercise price of $0.03 per share. 33% of the options vest after one year from the vesting commencement date and the remaining options vest in eight equal quarterly thereafter.

3.	In July 2020, the Company granted 24,000 options to certain service providers of the Company.

●	12,000 options have an exercise price of $0.03 per share. 25% of the options vested immediately and the remaining options vest in four equal quarterly thereafter.

●	12,000 options have an exercise price of $0.03 per share. The options vest in four equal quarterly as of the date of grant.

4.	In July 2020, the Company granted 12,000 fully vested options to a service provider of the Company. The options have an exercise price of NIS 5 per share ($1.42 per share, based on the exchange rate reported by the Bank of Israel on December 31, 2022).

5.	In November and December, 2020, the Company granted 6,000 options to certain service providers of the Company. The options have an exercise price of $0.03 per share. The options vest in four equal quarterly.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 10 — Share Based Payment (cont.)

6.	In March 2021, the Company’s board of directors approved the grant of 15,000 options to a certain service provider of the Company. The options had an exercise price of $1.67 per share. The options were to vest quarterly over one year starting June 2021. On October 31, 2021, the Company’s board of directors approved a new grant to such service provider. Accordingly, the Company granted 22,500 options with the following terms:

●	10,500 options have an exercise price of $1.67 per share. The options vest immediately upon an IPO.

●	6,000 options have an exercise price of $1.67 per share. The options vest on December 15, 2021.

●	6,000 options have an exercise price of $1.67 per share. The options will on March 15, 2022.

The options are exercisable if the Company receives services from the service provider during the mentioned period.

The Company accounted the new grant as a modification to the existing grant.

7.	In July 2021, the Company granted 21,000 options to the Company’s chief financial officer. The options have an exercise price of $0.03 per share. The options vest monthly over seven months starting June 2021. Pursuant to his employment agreement, the Company agreed that to the extent the value of such options at the Company’s IPO is less than $200,000, the Company shall grant additional options. In October 2022, the Company granted 35,980 RSU’s is respect with the above.

8.	In August 2021, the Company’s board of directors approved the grant of 9,000 options to an employee. The options have an exercise price of $5.33 per share. The options vest quarterly over 3 years starting September 2021.

9.	On October 31, 2021, the Company’s board of directors recommended that the shareholders approve, and on November 7, 2021 the Company’s shareholders approved the following awards to the Company’s current management and directors subject to an IPO:

●	108,000 RSUs to each of the Company’s Chief Executive Officer and Chief Financial Officer, which vest on a quarterly basis over 3 years, commencing December 13, 2021.

●	192,000 options to the Chairman of the Board. The options vest over four years on a quarterly basis commencing October 1, 2021 at an exercise price equal to $3.51.

●	72,000 options to a director. The options have an exercise price of $3.51 per share. The commencement date of the Option’s is December 13, 2021 (the “Vesting Commencement Date”). The Options vest as follows: one-third vest one year from the Commencement Date and the remainder vest quarterly over the following two year period.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 10 — Share Based Payment (cont.)

10.	On October 31, 2021, the Company’s board of directors approved the grant of 108,000 options to the Company’s Chief Medical Officer. The options have an exercise price of $3.51 per share and vest on a quarterly basis over 3 years starting December 2021.

11.	On November 9, 2021, the Company’s board of directors approved the extension of the exercise period of options of two employees, which, pursuant to their original terms would have been expire if not exercised before the completion of the IPO. According to the grant letter, at the event of an IPO, all unvested options were fully vested, and accordingly, the remaining unrecognized expenses were recorded immediately upon such vesting.

12.

On December 9, 2021, the underwriter (see Note 9g), partially exercised its right to purchase an additional 300,000 warrants for a total consideration of $3 thousands. The warrants have an exercise price of $6 per share and expire 5 years after the issuance date. These warrants were treated as issuance costs, which amounted to $681 thousand based on third party valuation, and have been allocated in the same proportion as the allocation of the gross proceeds from the IPO. An amount of $259 thousand was considered as issuance costs allocated to the warrants and has been recorded in profit or loss as finance expense, while costs allocated as issuance costs of ordinary shares in the amount of $422 thousand have been recorded in equity as a reduction of the share premium.

Furthermore, as part of the offering, the Company issued 100,000 warrants to the underwriters as share-based issuance costs. The warrants have an exercise price of $7.5 per share and expire 5 years after date of issuance and can be exercised after June 8, 2022. These options were treated as issuance costs, which amounted to $217 thousand based on third party valuation, and have been allocated in the same proportion as the allocation of the gross proceeds from the IPO. An amount of $82 thousand was considered as issuance costs allocated to the warrants and has been recorded in profit or loss as finance expense, while costs allocated as issuance costs of ordinary shares in the amount of $135 thousand have been recorded in equity as a reduction of the share premium.

13.	On December 13, 2021, upon the completion of the Company’s IPO, 961,440 options were exercised into shares (refer to Note 9f above) and 20,130 Options were expired. Those options previously granted to Company’s service providers, which, according to their grants, are vested upon a successful consummation of the IPO and the remaining unrecognized expenses were recorded immediately upon such vesting.

14.	On January 10 and January 11, 2022, the Company’s entered into option settlement agreement (“Agreements”) with certain consultants of the Company. According to the Agreements, the Company exchanged 27,000 options granted to certain consultants with cash payments in the aggregate of $96 thousands. The cash payment is deemed as the sole and complete settlement of the promised options. The Company recorded an additional expense of $23 thousand for such settlement which was recorded in the consolidated statements of comprehensive loss. The Company recorded the settlement agreement as a reduction in share premium and capital reserve.

15.	On January 25, 2022 and March 10, 2022, the Company’s board of directors and shareholders, respectively, approved the compensation of each of the Company’s external directors and a newly appointed director. Such compensation included the grant of 72,000 options to each such director at an exercise price of $1.43 per share (total 216,000 options to three directors), pursuant to the Company’s 2018 Employee Share Option Plan. One-third of each option award vests one year from the grant date and the remainder vests quarterly and becomes fully vested three years from the grant date. The options expire 10 years after grant date.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 10 — Share Based Payment (cont.)

16.	On January 25, 2022, the Company’s board of directors approved the grant of aggregate amount of 192,000 options to several employees. The options have an exercise price of $2.18 per share. The options vest quarterly over three years starting January 25, 2022. The options expire 10 years after grant date.

17.	In March 2022, the Company’s board of directors approved the grant of aggregate amount of 36,000 options to an employee and amount of 5,000 options consultant of the Company. The options have an exercise price of $3.97 and $2.18, respectively, per share. The options vest quarterly over three and one years, respectively, from grant date. The options expire 10 years after grant date.

18.	In July and August 2022, the Company’s board of directors approved the grant of aggregate amount of 20,000 options to a consultant and an amount of 120,000 options to several employees of the Company. The options have an exercise price of $2.18 and $1.99, respectively, per share. The options vest quarterly over three and one years, respectively, from grant date. The options expire 10 years after grant date.

19.	During 2022 the Company issued 85,449 of its ordinary shares to certain consultants in exchange for their services, with fair value of $119 thousands. One of the consultants received 44,000 shares of restricted stock which were issued in 4 equal installments and subject to 2 year lock-up period. Other consultant’s shares are subject to 6 months restriction period (which ended by December 31, 2022),

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

The following table lists the inputs used for calculation of fair value of the options granted to employees and directors for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Expected volatility	93.51% - 93.79%	91.60%-95.01%	94.00%
Exercise price	1.43-3.97	0.03-5.33	0.03
Share price(1)	1.43 – 3.97	3.72-18.65	1.06
Risk-free interest rate	2.12% - 3.24%	1.42%-1.81%	1%
Dividend yield	0	0	0
Expected life (years)	10	10	10

The following table lists the inputs used for calculation of fair value of the options granted to consultants for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Expected volatility	93.48%-94.91%	89.92%-97.18%	87.05%-93.98%
Exercise price	1.67-2.18	0.03-1.67	0.03-1.44
Share price(1)	1.22-3.97	2.46-18.67	1.06-6.96
Risk-free interest rate	1.91%-4.03%	1.25%-1.72%	0.21%-1.95%
Dividend yield	0	0	0
Expected life (years)	10	6.15-10	3-10

(1)	Share price for options granted during January 2019 - September 2020 was determined based on the implied share price in recent capital raising and for grants after that date, in light of significant achievements in clinical trials and absence of recent fundraising reflecting embodying the said achievements, was calculated using discounted cash flows model, with the following assumptions: projected revenues, projected operating expenses, projected EBITDA margin, projected taxes on income, weighted-average cost of capital of 30%. From October 2021 to December 2021, the Company determined its value based on two scenarios: a stay private scenario (which included a private M&A transaction) and an IPO scenario. The DCF method was used to determine the Company’s value for the stay private scenario and for the IPO scenario, the value was determined based on underwriters’ indication for the possible range of the share price in the anticipated IPO. The Hybrid Method was utilized to allocate the Company’s value appropriately to determine the fair value of its ordinary shares. The Hybrid Method considered the following future liquidity event scenarios: (1) a stay private scenario (which included a private M&A transaction) and (2) an IPO scenario applying a probability weighting of 60% and 40% to the stay private and the IPO scenarios, respectively, after considering the Company’s stage of development, the stage of IPO discussions and potential volatility in the market. From December 2021, following the Company’s IPO, the share price is based on its market value.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 10 — Share Based Payment (cont.)

The following table lists the inputs used for calculation of fair value of the underwriters warrants granted:

Expected volatility	90.59%
Exercise price	$7.5
Share price(1)	$3.72
Risk-free interest rate	1.23%
Dividend yield	0
Expected life	5

The following table summarizes the share option activity for the annual periods ended on December 31, 2022 and 2021:

	Number of options	Weighted average exercise price
Options outstanding at January 1, 2022	634,500	$2.25
Granted	589,000	1.98
Forfeited	(63,000)	1.26
Options outstanding at December 31, 2022	1,160,500	$2.16
Exercisable at December 31, 2022	424,000	$1.64

	Number of options	Weighted average exercise price
Options outstanding at January 1, 2021	1,476,570	$0.08
Granted	424,500	$3.28
Expired	(20,130)	0.03
Exercised	(1,246,440)	0.07
Options outstanding at December 31, 2021	634,500	$2.25
Exercisable at December 31, 2021	231,749	0.47

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 10 — Share Based Payment (cont.)

As discussed in Note 10(7), during 2022 the Company granted 35,980 RSU’s to an officer which were converted into outstanding shares as of December 31, 2022.

As discussed in Note 10(19), during 2022 the Company granted 85,449 shares to consultant which are outstanding as of December 31, 2022.

As discussed in Note 10(15), during 2021 the Company granted 216,000 RSU’s to its officers. As of December 31, 2022, 144,000 RSUs were outstanding, and 72,000 RSUs were converted into outstanding shares as of December 31, 2022.

During 2021, the Company also granted 100,000 warrants to the underwriters as non cash issuance cost compensation and the underwriter has exercised his option and purchased 300,000 warrants (refer to Note 10(12)).

The share-based expense recognized in the statements of income were as follows:

	For the year ended December 31,
	2022	2021	2020
	U.S. dollars in thousands
Share-based compensation expense – Research and development	$1,592	$1,969	$1,804
Share-based compensation expense – General and administrative	3,513	1,849	257
Share-based compensation expense – Finance expenses	-	341	-
	$5,105	$4,159	$2,061

During 2021, in addition to the share-based compensation expenses that have been recorded in profit and loss, share-based compensation in the amount of $557 thousands has been allocated to the issuance of shares and accordingly recorded as a reduction of the share premium.

As for the year ending December 31, 2022, an amount of $ 370 thousand was recognize as share-based compensation expense against liability (See note 14). The liability is included in current liabilities in other payables (see note 8). See also note 18 regarding subsequent events. .

Note 11 — Research and development expenses

	For the year ended December 31,
	2022	2021	2020
	U.S. dollars in thousands
Subcontractors and consultants	$3,612	$628	$452
Share-based compensation	1,592	1,969	1,804
Salaries and social benefits (*)	1,212	447	227
Others	-	38	12
	$6,416	$3,082	$2,495

Note 12 — General and Administrative Expenses

	For the year ended December 31,
	2022	2021	2020
	U.S. dollars in thousands
Professional services	$1,085	$372	$49
Share-based compensation	3,513	1,849	257
Salaries and social benefits (*)	837	74	52
Insurance	1,174	68	14
Traveling abroad	165	50	8
Others	362	92	13
	$7,136	$2,505	$393

(*)	During 2022 and 2021 the Company paid to pension funds and to insurance companies an amount of $85 thousand and $14 thousand which are included in Company’s salary expenses under research and development and general and administrative expenses, respectively.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 13 — Finance Income, net

	For the year ended December 31,
	2022	2021	2020
	U.S. dollars in thousands
Finance Income:
Revaluation of warrants	$1,166	$2,732	$-
Deposit interest	91	-	-
Exchange rates	-	-	61
	$1,257	$2,732	$61
Finance Expenses:
Issuance costs	$-	$(1,152)	$-
Exchange rates	(23)	(32)	-
Interest expenses on lease liability	(15)	-	-
Bank fees	(7)	(2)	(1)
	$(45)	$(1,186)	$(1)

Total financing income, net	$1,212	$1,546	$60

Note 14 — Related Parties Balances and Transactions

A.	Balances with related parties:

	As of December 31,
	2022	2021
	U.S. dollars in thousands
Other payables – Officers and Directors	$475	$65
	$475	$65

B.	Transactions with related parties:

	For the year ended December 31,
	2022	2021	2020
	U.S. dollars in thousands
Salary fees(1)	$1,140	$257	$126
Directors consultancy fees(2)	310	29	28
Share based payment expense (refer to Note 9)	4,569	1,707	66
	$6,019	$1,993	$220
(1) Number of related parties	3	3	1
(2) Number of directors	5	4	4

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 14 — Related Parties Balances and Transactions (cont.)

C.	Transactions with related parties

1.	On June 1, 2021, the Company signed an employee agreement with its Chief Financial Officer according to which the Company will pay a monthly fee for his services. In addition, as part of the agreement, Chief Financial Officer was granted with 21,000 options (refer to Note 10(7)). Under the employment agreement, it was agreed that to the extent that economical value of the Options at such time that the Company consummates it’s IPO (the “Options Valuation”) will be, in the aggregate, less than US$ 200 thousand, then the Company shall allocate to the Employee additional Options equal, in the aggregate, to the difference between the Options Valuation and US$ 200 thousand.

2.	On October 31, 2021, the Company’s board of directors recommended that the shareholders approve, and on November 7, 2021 the Company’s shareholders approved, among others, the following:

●	Compensation packages for the Company’s executive officers, consisting of (i) an annual base salary payable in cash and (ii) a target annual bonus based on a combination of Company performance and personal goals and (iii) share based compensation (refer to Note 10(9)).

●	Compensation package for the chairman and other independent and external directors, consisting of (i) an annual retainer payable in cash, (ii) additional cash retainers for committee chairmanship and committee service, and (iii) share based compensation (refer to Note 10 (9)).

●	On May 10 and June 21, 2022, the Company’s board of directors and shareholders, respectively, approved a bonus plan for 2022 for the Company’s officers. The bonus plan defined specified millstones (in fields of clinic trail progress, business developments and raise of money) which their achievements entitled the officers with different percentages out of fix amount of bonus. As detailed in the plan, such bonuses (if entitled) will be paid in cash or, if the Company has less than $6 million of cash and cash equivalents and deposits on December 31,2022, a number of ordinary shares of the Company with a value equal to the cash bonus amount to which the officer would otherwise have been entitled, valuing each ordinary share at the closing price of the Company’s shares on Nasdaq on December 31, 2022. Since the cash and cash equivalents and deposits on December 31,2022 is more than $6 million, the 2022 bonus will be paid in cash. Based on the goals achieved as of December 31, 2022, the Company recorded a share-based payment liability in the amount of $370 thousand which has been recorded as share based compensation expenses in the year ending December 31, 2022. See also note 18 regarding subsequent events.

Note 15 — Loss Per Share

Basic loss per share is computed by dividing the loss for the period applicable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

For the years ended December 31, 2022, 2021 and 2020, all outstanding share options and warrants have been excluded from the calculation of the diluted net loss per share as all such securities are anti-dilutive for all years presented.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 15 — Loss Per Share (cont.)

The loss and the weighted average number of shares used in computing basic and diluted net loss per share is as follows (U.S. dollars in thousands, except share and per share data):

	For the year ended December 31,
	2022	2021	2020
Numerator:
Net loss applicable to shareholders of ordinary shares (in Thousands)	(12,340)	(4,041)	(2,828)

Denominator:
Shares of ordinary share used in computing basic and diluted net loss per share	11,504,521	6,243,411	5,519,061
Net loss per share of ordinary share, basic and diluted	(1.07)	(0.65)	(0.51)

The calculation of basic loss per share was based on the loss attributable to the Company’s ordinary shareholders divided by a weighted average number of ordinary shares outstanding, calculated as follows:

	For the year ended December 31,
	2022	2021	2020
Balance as at January 1	10,943,534	5,582,922	5,164,878
Effect of share options and warrants exercised	517,793	522,887	-
Effect of SAFE conversion	-	16,723
Effect of shares issued during the year	43,194	120,879	354,183
Weighted average number of ordinary shares used to calculate basic loss per share as at December 31	11,504,521	6,243,411	5,519,061

Note 16 — Financial Instruments

The Company has exposure to the following risks from its use of financial instruments:

●	Credit risk

●	Liquidity risk

●	Market risk

This note presents quantitative and qualitative information about the Company’s exposure to each of the above risks, and the Company’s objectives, policies and processes for measuring and managing risk.

Credit risk

The Company’s credit risk arises principally from the Company’s cash and deposits.

Cash and cash equivalents and deposits

The Company holds cash and deposits with banks and financial institutions and in the estimation of management, the credit risk for these financial instruments is low.

Company’s short term bank deposits are for a periods of 6-12 months with annual interest rate of 2.3%-6.30%.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 16 — Financial Instruments (cont.)

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

The following are the contractual maturities of financial liabilities at undiscounted amounts and based on the future rates forecasted at the reporting date:

	December 31, 2022
	Carrying amount	Contractual cash flows	6 months or less
	U.S. dollars in thousands
Non-derivative financial liabilities
Trade payables	498	498	498
Other payables	1,228	1,228	1,228

	December 31, 2021
	Carrying amount	Contractual cash flows	6 months or less
	U.S. dollars in thousands
Non-derivative financial liabilities
Trade payables	39	39	39
Other payables	558	558	558

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 16 — Financial Instruments (cont.)

Market risk

The Company is exposed to foreign exchange risk resulting from the exposure to different currencies, mainly the NIS. Foreign exchange risk arises on recognized assets and liabilities that are denominated in a foreign currency other than the functional currency.

The Company acts to reduce the foreign exchange risk by managing an adequate part of the available liquid sources in or linked to the NIS.

	December 31, 2022
	Foreign currency
	Dollar	NIS	Euro	GBP	Total
	U.S. dollars in thousands
Financial assets and financial liabilities:
Assets:
Cash	3,309	229	4	1	3,543
Short term deposits	3,547	-	-	-	3,547
Other receivables	136	24	95	-	255
Restricted deposits	-	36	-	-	36
Non-current restricted deposit	-	23	-	-	23
Liabilities:
Trade payables	450	36	-	12	498
Other payables	718	505	5	-	1,228
Long term lease liability	-	147	-	-	147
Liability in respect of warrants	218	-	-	-	218
Total net exposure in statement of financial position in respect of financial assets and financial liabilities	5,606	(376)	94	(11)	5,313

	December 31, 2021
	Foreign currency
	Dollar	NIS	Euro	GBP	Total
	U.S. dollars in thousands
Financial assets and financial liabilities:
Assets:
Cash	10,359	693	4	7	11,063
Other receivables	-	210	100	-	310
Restricted deposits	-	39	-	-	39
Liabilities:
Trade payables	39		-	-	39
Other payables	200	358	-	-	558
Liability in respect of warrants	1,828	-	-	-	1,828
Total net exposure in statement of financial position in respect of financial assets and financial liabilities	8,292	584	104	7	8,987

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 16 — Financial Instruments (cont.)

Sensitivity analysis

A change as of December 31, 2022 in the exchange rates of the following currencies against the dollar, as indicated below would have affected the measurement of financial instruments denominated in a foreign currency and would have increased (decreased) profit or loss and equity by the amounts shown below. This analysis is based on foreign currency exchange rate that the Company considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables remain constant. The analysis was performed on the same basis for 2021.

	December 31, 2022
	Increase		Decrease
	Profit or loss	Equity	Profit or loss	Equity
	U.S. dollars in thousands
Change in the exchange rate of:
10% in the NIS	(38)	(38)	38	38
10% in the GBP	(1)	(1)	1	1
10% in the Euro	9	9	(9)	(9)
Change of 10% in deposit’s interest rate	-	-	-	-

	December 31, 2021
	Increase		Decrease
	Profit or loss	Equity	Profit or loss	Equity
	U.S. dollars in thousands
Change in the exchange rate of:
10% in the NIS	58	58	(58)	(58)
10% in the GBP	1	1	(1)	(1)
10% in the Euro	10	10	(10)	(10)

D.	Fair value of financial instruments

The carrying amounts of certain financial assets and liabilities, including cash, deposits, other receivables, trade payables and other payables are the same or proximate to their fair value.

The fair value of the liability in respect to the warrants at December 31, 2022 and December 31, 2021 was determined according to the warrant price at the stock market (fair value measurement at level 1).

The Company’s financial liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	December 31, 2022
Description	Fair value	Level 1	Level 2	Level 3

Liability in respect of warrants	$218	$218	$-	$-

	December 31, 2021
Description	Fair value	Level 1	Level 2	Level 3

Liability in respect of warrants	$1,828	$1,828	$-	$-

In March 2022, 645,000 warrants were exercised at a price per share of $6 (refer to Note 9(A)(h)). As of December 31, 2022, 1,355,000 warrants are still outstanding.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 17 — Income Taxes

A.	Details regarding the tax environment of the Company

(1)	Corporate tax rate

The tax rate relevant to the Company in the years 2022, 2021 and 2020 was 23%.

B.	Unrecognized deferred tax assets

As of December 31, 2022, the Company had carried forward losses for tax purposes in the amount of approximately $8,640 thousand. Under current tax regulation in Israel, tax losses do not expire.

The Company has not recorded deferred tax assets with respect to carry forward losses nor in respect of other timing differences such as research and development expenses carried forward and other timing differences in the amount of approximately $4,200 thousand, because there is a low level of certainty that such losses or temporary deductible differences will be utilized in the foreseeable future.

C.	Tax assessments

The Company has not received tax assessments since its inception date.

D.	The main reconciling item between the statutory tax rate of the Company and the effective tax rate is current year tax losses and benefits for which no deferred tax assets were created.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 18 — Subsequent events

a.	On March 20, 2023 the Company’s board of directors, approved the following awards:

●	The 2022 bonus plan grants for certain officers in the amount of $ 161 thousand (as described in Note 14(C) above), will be paid in the form of 132,040 RSUs, in lieu of cash. The RSUs will vest quarterly over two years with acceleration condition upon meeting certain milestones.

●	A bonus for certain employees in the form of 100,000 RSU’s. The RSUs will vest on a quarterly basis over one year following the grant.

●	In addition to the grants in accordance with the 2022 bonus plan mentioned above, additional amount of 137,844 RSUs will be granted to one officer. The RSUs will vest quarterly over two years with acceleration condition upon meeting certain milestones.

●	In addition to the grants in accordance with the 2022 bonus plan mentioned above, an additional 30% of the annual bonus will be granted to the Company’s CEO.

●	The grant of 160,000 RSUs to the directors of the Company. The RSUs will vest one year following the grant. This grant is subject to shareholders’ approval.

●	Options to a consultant of the Company in the economic value of $22,500. The options have an exercise price of $1.82 per share. The options will vest monthly, over 9 months from grant date. The options expire 10 years after grant date.