Form 20-F
period 2023-12-31
NeuroSense Therapeutics Ltd.
filed 2024-04-04
CIK 1875091

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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
Herzliya 4672562 Israel
+972-9-7996183

(Address of principal executive offices)

NeuroSense Therapeutics Ltd.
Or Eisenberg, Chief Financial Officer
11 HaMenofim Street, Building B
Herzliya 4672562 Israel
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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 15,379,042 ordinary shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

PRESENTATION OF FINANCIAL INFORMATION

The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar” or “$” refer to U.S. dollars, the lawful currency of the United States. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this annual report are translated using the rate of NIS 3.627 to $1.00, based on the representative exchange rate reported by the Bank of Israel on December 29, 2023.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements concerning among other things, our ongoing and planned product development and clinical trials; the timing of, and our ability to make, regulatory filings and obtain and maintain regulatory approvals for our product candidates; our ability to enter into and maintain strategic collaborations, our intellectual property position; our results of operations, cash needs; financial condition, liquidity, prospects, growth and strategies; the industry in which we operate; and the trends that may affect the industry or us.. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and other similar expressions that are predictions of or indicate future events and future trends, although not all forward-looking statements contain these identifying words.

ii

Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to substantial risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to a variety of factors, including, but not limited to, those identified under the section titled “Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	the going concern reference in our financial statements and our need for substantial additional financing to achieve our goals;

●	our limited operating history and history of incurring significant losses and negative cash flows since our inception, which we anticipate will continue for the foreseeable future;

●	our dependence on the success of our lead product candidate, PrimeC, including our obtaining of regulatory approval to market PrimeC in the United States;

●	our limited experience in conducting clinical trials and reliance on clinical research organizations and others to conduct them;

●	our ability to advance our preclinical product candidates into clinical development and through regulatory approval;

●	the results of our clinical trials, which may fail to adequately demonstrate the safety and efficacy of our product candidates;

●	our ability to achieve the broad degree of physician adoption and use and market acceptance necessary for commercial success;

●	our reliance on third parties in marketing, producing or distributing products and research materials for certain raw materials, compounds and components necessary to produce PrimeC for clinical trials and to support commercial scale production of PrimeC, if approved;

●	our receipt of regulatory clarity and approvals for our therapeutic candidates and the timing of such regulatory clarity and approvals and of other regulatory filings and approvals;

●	estimates of our expenses, revenues, capital requirements and our needs for additional financing;

●	our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our product candidates and technologies;

●	our ability to maintain the listing of our ordinary shares on Nasdaq;

●	the impact of the public health, political and security situation in Israel, the U.S. and other countries in which we may obtain approvals for our products or our business;

●	the impacts on our ongoing and planned trials and manufacturing as a result of the war in Israel; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

●	Our financial statements include a going concern reference. We will require substantial additional financing to achieve our goals, and a failure to obtain this capital when needed and on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, commercialization efforts or other operations.

●	We have a limited operating history and have incurred significant losses and negative cash flows since our inception, and we anticipate that we will continue to incur significant losses and negative cash flows for the foreseeable future, which makes it difficult to assess our future viability.

●	Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

●	We are dependent on the success of our lead product candidate, PrimeC, including obtaining regulatory approval to market PrimeC in the United States.

●	We may be unable to obtain regulatory approval for our product candidates.

●	To date, we have only generated limited clinical data for our product candidates.

●	We have limited experience in conducting clinical trials and have never obtained approval for any product candidates, and may be unable to do so successfully.

●	We have not applied for regulatory approvals to market any of our other product candidates, and we may be delayed in obtaining or failing to obtain such regulatory approvals and to commercialize our product candidates.

●	We may not be able to advance our preclinical product candidates into clinical development and through regulatory approval and commercialization.

●	Clinical drug development involves a lengthy and expensive process with an uncertain outcome, results of earlier studies and trials may not be predictive of future trial results, and our clinical trials may fail to adequately demonstrate the safety and efficacy of our product candidates.

●	PrimeC or any of our other product candidates may produce undesirable side effects that we may not have detected in our previous preclinical studies and clinical trials. This could prevent us from gaining marketing approval or market acceptance for these product candidates, or from maintaining such approval and acceptance, and could substantially increase commercialization costs and even force us to cease operations.

●	Our product candidates, if approved, will face significant competition with competing technologies and our failure to compete effectively may prevent us from achieving significant market penetration.

●	We may enter into collaborations with third parties for the development or commercialization of our product candidates. If our collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

●	If we fail to maintain compliance with Nasdaq’s continued listing requirements, our shares may be delisted from the Nasdaq Capital Market.

●	If we fail to manage our growth effectively, our business could be disrupted.

●	If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop our product candidates, conduct our clinical trials and commercialize any of the products we develop.

●	If our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our product candidates and technologies are not adequate, we may not be able to compete effectively in our market and we otherwise may be harmed.

●	We may be subject to claims that we infringe, misappropriate or otherwise violate the intellectual property rights of third parties.

●	We may receive only limited protection, or no protection, from our issued patents and patent applications.

●	If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

●	We may not be able to protect our intellectual property rights throughout the world.

●	We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive and time consuming, delay or prevent the development and commercialization of our products and product candidates or put our patents and other proprietary rights at risk.

●	An active, liquid and orderly trading market for our ordinary shares or Warrants may not develop, which may inhibit the ability of our shareholders to sell ordinary shares and Warrants.

●	The market price of our ordinary shares and Warrants may be subject to fluctuation and you could lose all or part of your investment.

●	If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares and Warrants, the price of our ordinary shares and Warrants could decline.

●	Future sales of our ordinary shares could reduce the market price of our ordinary shares and Warrants.

●	The significant share ownership position of our officers, directors and entities affiliated with certain of our directors may limit your ability to influence corporate matters.

●	We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

●	Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, even when the terms of such a transaction are favorable to us and our shareholders.

●	Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

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

Since our inception, almost all of our resources have been dedicated to the preclinical and clinical development of our lead product candidate, PrimeC. As of December 31, 2023, we had cash, cash equivalents of $2.6 million.

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

We are a clinical-stage drug development company with a limited operating history upon which you can evaluate our business and prospects. We are not profitable and have incurred net losses in each period since we commenced operations in February 2017, including net losses of $11.28 million and $12.34 million for the years ended December 31, 2023 and 2022, respectively. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. Our ability to ultimately achieve recurring revenues and profitability is dependent upon our ability to successfully complete the development of our product candidates, obtain necessary regulatory approvals for and successfully manufacture, market and commercialize our products.

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

We have invested almost all of our efforts and financial resources in the research and development of our lead product candidate, PrimeC. Our future success depends on our ability to develop, commercialize, market and sell PrimeC and our other product candidates. However, our product candidates are in various stages of preclinical and clinical development and each of them has yet to receive marketing approval from the U.S. Food and Drug Administration, or the FDA, or any other regulatory agency. Our product candidates’ marketability is subject to significant risks associated with successfully completing current and future clinical trials, including:

●	the FDA’s timely acceptance of our IND filing for our product candidates other than PrimeC for which we plan to file an IND. Without such IND acceptances, we will be unable to commence clinical trials in the United States;

●	the FDA’s acceptance of our parameters for regulatory approval relating to PrimeC and our other product candidates, including our proposed indications, primary and secondary endpoint assessments and measurements, safety evaluations, chemistry, manufacturing, and controls, or CMC, activities and regulatory pathways;

●	the FDA’s acceptance of the number, design, size, conduct and implementation of our clinical trials, our trial protocols and the interpretation of data from preclinical studies and clinical trials;

●	our ability to successfully complete the clinical trials of our product candidates, including timely patient enrollment and acceptable safety and efficacy data and our ability to demonstrate the safety and efficacy of the product candidates undergoing such clinical trials;

●	our ability to complete in a timely fashion the PrimeC pivotal trial, and that the single pivotal trial, even if successfully completed, will be sufficient to support a New Drug Application, or NDA, submission;

●	the FDA’s acceptance of the sufficiency of the data we collected from our preclinical studies and Phase 2a NST002 clinical trial and will collect ahead of potentially initiating a pivotal clinical trial, and our ability to commence a pivotal clinical trial in the United States for PrimeC following an IND submission, if accepted;

●	the FDA’s willingness to schedule an advisory committee meeting in a timely manner to evaluate and decide on the approval of our potential future NDA for PrimeC;

●	the recommendation of the FDA’s advisory committee to approve our applications to market PrimeC and our other product candidates in the United States, without limiting the approved labeling, specifications, distribution or use of the products, or imposing other restrictions;

●	the FDA’s satisfaction with the safety, quality and efficacy of our product candidates;

●	the prevalence and severity of adverse events associated with our product candidates;

●	the timely and satisfactory performance by third-party contractors of their obligations in relation to our clinical trials;

●	our success in educating physicians and patients about the benefits, administration and use of our product candidates, if approved, particularly in light of the fact that there is a limited number of currently available and approved treatment options for Amyotrophic Lateral Sclerosis (ALS);

●	the availability, perceived advantages, relative cost, safety and efficacy of alternative and competing treatments for the indications addressed by our product candidates;

●	the effectiveness of our marketing, sales and distribution strategy, and operations, as well as that of any current and future licensees; and

●	our ability to obtain, protect and enforce our intellectual property rights with respect to our product candidates.

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

Before we can submit an NDA to the FDA or similar applications to foreign regulatory authorities, we must conduct at least one pivotal clinical trial for each product candidate. Based on the results of our clinical trials and our discussions with the FDA on potential trial design, we initiated a nine month non-rodents toxicity study and intend to initiate a pivotal clinical trial to further evaluate PrimeC. We have initiated and/or completed three additional studies to further support our future regulatory submissions. First, in September 2022 we announced positive results from our Good Laboratory Practices (GLP) toxicity study in rats to confirm the safety of PrimeC in high doses, in accordance with the FDA’s expectations. We also announced in September 2022 positive results of our pharmacokinetic (PK) study assessing the exposure levels of PrimeC’s extended release, or ER, formulation, where we observed the safety and improved PK profile of PrimeC in this formulation, in comparison to co-administration of the two marketed products that are a part of PrimeC’s composition. We have also initiated a Phase 2b trial with PrimeC’s ER formulation that will evaluate several biomarkers, which we expect will increase our understanding of the changes in the pathological pathways of ALS and inform the final trial design for our potential pivotal clinical trial. In December 2023, we reported that we met the primary safety and tolerability endpoints and achieved secondary clinical efficacy endpoints in the top-line results of our Phase 2b trial. Subject to agreement with FDA on trial design, the results of the PARADIGM trial and results of additional trials we intend to conduct in the interim, we believe we could be in a position to initiate a pivotal clinical trial of PrimeC for the treatment of ALS as early as 2025.

Before commencing a clinical trial for PrimeC in the United States, we filed an IND, which was accepted by the FDA. We cannot assure you that the FDA will not decide to materially alter certain parameters, including among others, potentially requiring a pivotal study with several control arms, during the trial or require us to conduct more than one pivotal trial before submitting an NDA.

Phase 3 clinical trials often produce unsatisfactory results even though prior clinical trials were successful. Moreover, the results of clinical trials may be unsatisfactory to the FDA or foreign regulatory authorities even if we believe those clinical trials to be successful. The FDA or applicable foreign regulatory agencies may suspend one or all of our clinical trials or require that we conduct additional clinical, preclinical, manufacturing, validation or drug product quality studies and submit that data before considering or reconsidering any NDA or comparable foreign regulatory application that we may submit. Depending on the extent of these additional studies, approval of any applications that we submit may be significantly delayed or may cause the termination of such programs, or may require us to expend more resources than we have available.

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

In addition, disruptions caused by a resurgence of the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing preclinical studies and clinical trials, as applicable. For example, on March 18, 2020, the FDA announced its intention to temporarily postpone routine surveillance inspections of domestic manufacturing facilities in response to the COVID-19 pandemic. If global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions. In addition, in 2023, after the enrollment rate of the trial was slowed down due to regulatory approval delays, resulting from a back-log post-COVID, we changed our estimate of the expected timing of top-line results from our Phase 2b trial from the second quarter of 2023 to the second half of 2023, which we reported in December 2023. If we experience any other delays in the initiation, enrollment or completion of any preclinical study or clinical trial of our product candidates, or if any preclinical studies or clinical trials of our product candidates are cancelled, the commercial prospects of our product candidates may be materially adversely affected, and our ability to generate product revenues from any of these product candidates will be delayed or not realized at all. In addition, any delays in completing our clinical trials may increase our costs and slow down our product candidate development and approval process.

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

A resurgence of COVID-19 around the world may adversely affect our business and that of our suppliers, CROs or other third parties relevant to our business.

Any resurgence of the COVID-19 pandemic may worldwide economic activity, particularly economic activity in the United States, and may pose the risk that we or our employees, contractors, suppliers, or other partners may be prevented or delayed from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. A resurgence of COVID-19 and the measures taken by the governments of countries affected could disrupt our supply chain and manufacturing, cause diversion of healthcare resources away from the conduct of preclinical and clinical trial matters to focus on pandemic concerns, limit travel in a manner that interrupts key trial activities, such as trial site initiations and monitoring, delay regulatory filings with regulatory agencies in affected areas or adversely affect our ability to obtain regulatory approvals. These disruptions could also affect other facets of our business, including but not limited to:

●	our ability to recruit employees from outside of Israel;

●	the ability of our employees to travel;

●	the ability of our CROs to conduct preclinical or clinical studies in foreign countries;

●	our ability to import materials from outside of Israel; and

●	our ability to export materials to our CROs and other third-parties located outside of Israel.

Any COVID-19 pandemic and mitigation measures that may be implemented in the event of a resurgence of the COVID-19 pandemic also may have an adverse impact on global economic conditions, which could adversely impact our business, financial condition or results of operations. Additionally, any resurgence of the COVID-19 pandemic may result in significant financial market volatility and uncertainty. A continuation or worsening of the levels of market disruption and volatility seen in the recent past as a result of the COVID-19 outbreak could have an adverse effect on our ability to access capital and on the market price of our ordinary shares and Warrants. In March 2020, we put in place a number of protective measures in response to the COVID-19 pandemic. In the event there is a resurgence of the COVID-19 pandemic, we may need to implement protective measures, and government authorities may impose its own restrictions, if conditions worsen, any of which may adversely affect our business.

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

We are aware that potentially disease modifying therapeutics for Amyotrophic Lateral Sclerosis, or ALS are being developed by several large and specialty pharmaceutical and biotechnology companies and academic institutions, including Biogen, Amylyx Pharmaceuticals, Novartis, MT-Pharma, Sanofi, AB Science, Prilenia Therapeutics, Brainstorm Cell Therapeutics, Clene, Corcept Therapeutics, Cytokinetics, Denali Therapeutics, Seelos, Eledon, QurAlis, and Apellis Pharmaceuticals, among others, in various stages of clinical trials. In addition, we are aware of several large and specialty pharmaceutical companies, such as Eli Lilly and Roche (including Genentech Inc., its wholly owned subsidiary), that are developing potentially disease modifying therapeutics for Alzheimer’s disease, or ADS, and Parkinson’s Disease, or PD. We do not know whether these potential competitors are already developing, or plan to develop, the same treatments or treatments for other indications that we are pursuing, and we may be unable to ascertain whether such activities are underway in the future.

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

As of December 31, 2023, we had eighteen full and part time employees and several part-time consultants, most of whom are based at our headquarters in Herzliya, Israel and the rest of whom work in Switzerland and the United States. We will need to continue to expand our development, quality, sales, managerial, operational, finance, marketing and other resources to manage our operations and clinical trials, continue our development activities and commercialize our product candidates, if approved. Our management, personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our expansion strategy requires that we:

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

Despite the implementation of security measures, our internal computer systems and those of our CROs and other contractors and consultants are vulnerable to damage from cyber-security threats, including computer viruses, harmful code and unauthorized access, natural disasters, fire, terrorism, war and telecommunication and electrical failures. If a disruption event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from completed, ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our product candidates could be delayed. See “Item 16.K—Cybersecurity” for further information.

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

The U.S. dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in NIS, which is the lawful currency of the State of Israel. As a result, we are exposed to the risks that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar. For example, the dollar depreciated against the NIS in 2021 by 3.27%, the dollar strengthened against the NIS in 2022 by 12.5% and the dollar strengthened against the NIS in 2023 by 3.5%. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine, the current war between Israel and Hamas, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding COVID-19, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

There can be no assurance that future credit and financial market instability and a deterioration in confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to alter our operating plans. In addition, there is a risk that one or more of our service providers, financial institutions, manufacturers, suppliers and other partners may be adversely affected by the foregoing risks, which could directly affect our ability to attain our operating goals on schedule and on budget.

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

While we seek patent protection for all of our product candidates, our patent coverage is limited, and we can provide no assurance that any of our current or future patent applications will result in issued patents or that any issued patents will provide us with any competitive advantage. Our patent portfolio includes U.S. Patent 10,980,780, which relates to methods for treatment of ALS using ciprofloxacin and celecoxib, and which expires in 2038. This patent also been issued in the European Patent Office, Japan, Canada, Australia and Israel. In addition, U.S. patent application 16/623,467, which relates to methods of treatment of neurodegenerative disease using combinations of ciprofloxacin and celecoxib, is currently pending. This patent application is expected to expire on June 20, 2038.

In addition, we have developed a pharmaceutical composition comprising, as active ingredients, ciprofloxacin and celecoxib, and have filed US Application 18/047,289 and an international PCT application PCT/IL2022/051096 to the compositions. These applications relate to pharmaceutical formulations. The US application and the applications entering national phase based on the PCT application are expected to expire on October 19, 2042.

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

In addition, notwithstanding the approval of a number of products by the FDA under Section 505(b)(2) over the last few years, certain competitors and others have objected to the FDA’s interpretation of Section 505(b)(2). If the FDA’s interpretation of Section 505(b)(2) is successfully challenged, the FDA may be required to change its 505(b)(2) policies and practices, which could delay or even prevent the FDA from approving any NDA that we submit under Section 505(b)(2). In addition, the pharmaceutical industry is highly competitive, and Section 505(b)(2) NDAs are subject to special requirements designed to protect the patent rights of sponsors of previously approved drugs that are referenced in a Section 505(b)(2) NDA. These requirements may give rise to patent litigation and mandatory delays in the approval to market of our potential future NDAs for up to 30 months depending on the outcome of any litigation. It is not uncommon for a manufacturer of an approved product to file a citizen petition with the FDA seeking to delays in the approval to market approval of, or impose additional approval requirements for, pending competing products. If successful, such petitions can significantly delay, or even prevent, the approval of the new product. However, even if the FDA ultimately denies such a petition, the FDA may substantially delay approval while it considers and responds to the petition. In addition, even if we are able to utilize the Section 505(b)(2) regulatory pathway for our product candidates, there is no guarantee this would ultimately lead to faster product development or earlier approval.

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

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, in August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of an amount greater than $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, which started in 2013 and, following passage of the Bipartisan Budget Act of 2015, will stay in effect through 2025 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. On August 16, 2022, President Biden signed into law the Inflation Reduction Act that is intended to lower certain prescription drug costs under Medicare. The law permits the Medicare program to negotiate Medicare payments for a limited number of drugs. Beginning in 2026, there will be 10 drugs; 2027-2029 there will be 15 drugs for each of those years; and 20 drugs for each of the following years. In addition, the law set a cap of $2,000 in 2025 on out-of-pocket drug costs for Medicare eligible individuals. Additionally, there have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. Further, the U.S. House of Representatives recently formed an Affordable Drug Pricing Task Force to advance legislation intended to control pharmaceutical drug costs and investigate pharmaceutical drug pricing, and the U.S. Senate has requested information from certain pharmaceutical companies in connection with an investigation into pharmaceutical drug pricing practices. If healthcare policies or reforms intended to curb healthcare costs are adopted, or if we experience negative publicity with respect to the pricing of our products or the pricing of pharmaceutical drugs generally, the prices that we charge for any approved products may be limited, our commercial opportunity may be limited and/or our revenues from sales of our products may be negatively impacted.

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

Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indications for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product. In addition, if the applicable regulatory agency approves our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP and GCP for any clinical trials that we conduct post-approval.

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

Risks Related to an Investment in Our Ordinary Shares and Warrants

If we fail to maintain compliance with Nasdaq’s continued listing requirements, our shares may be delisted from the Nasdaq Capital Market.

To continue to be listed on the Nasdaq, we need to satisfy a number of conditions, including a minimum closing bid price per share of $1.00 for 30 consecutive business days (the “Minimum Bid Price Rule”) and shareholders’ equity of at least $2.5 million. On December 21, 2023, we received a notice from the Listing Qualifications staff (the “Staff”) of The Nasdaq Stock Market LLC indicating that we failed to comply with the continued listing requirement that we maintain either a minimum of $2,500,000 in shareholders’ equity or $35,000,000 market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years, as set forth in Nasdaq Listing Rule 5550(b)(1) (the “Minimum Equity Rule”). On February 5, 2024, we submitted to the Staff a plan to regain compliance with the Minimum Equity Rule. After submitting a plan to regain compliance, Nasdaq granted us an extension to regain compliance. Under the terms of the extension, we are required to complete a fundraising of $20 million on or before April 30, 2024, and if we are unable to demonstrate compliance by then, we will be required to advise the Staff in advance of that date to request a further extension. In any case, if we fail to evidence compliance upon the filing with the SEC of our periodic report for the period ending June 30, 2024, we may be subject to delisting. Previously on September 5, 2023, we received notice from the Staff that we did not meet the minimum bid requirement for continued listing however during February 2024, we regained compliance with the Minimum Bid Price Rule.

No assurance can be given that we will be able to regain compliance with the Minimum Equity Rule or comply with the other standards that we are required to meet in order to maintain a listing on such exchange, such as the Minimum Bid Price Rule, and no assurance can be given that even if we regain compliance with the Minimum Equity Rule we will maintain sufficient shareholders’ equity or the price of the ordinary shares will not again be in violation of Nasdaq’s Minimum Bid Price Rule in the future. Our failure to meet these requirements may result in our securities being delisted from Nasdaq.

If the ordinary shares are delisted from Nasdaq, we may seek to list them on other markets or exchanges or the ordinary shares may trade on the pink sheets. In the event of such delisting, our shareholders’ ability to trade, or obtain quotations of the market value of, our ordinary shares would be severely limited because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our securities. In addition, the substantially decreased trading in the ordinary shares and decreased market liquidity of the ordinary shares as a result of the loss of market efficiencies associated with Nasdaq and the loss of federal preemption of state securities laws, which could materially adversely affect our ability to obtain financing on acceptable terms, if at all, and may result in the potential loss of confidence by investors, suppliers, customers and employees and fewer business development opportunities. Additionally, the market price of the ordinary shares may decline further and shareholders may lose some or all of their investment. There can be no assurance that the ordinary shares, if delisted from the Nasdaq in the future, would be listed on another national or international securities exchange or on a national quotation service, the Over-The-Counter Markets or the pink sheets.

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

The stock market in general has been, and the market price of our ordinary shares and Warrants in particular will likely be, subject to fluctuation, whether due to, or irrespective of, our operating results and financial condition. The market price of our ordinary shares and Warrants on the Nasdaq Capital Market may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:

●	our inability to continue as a going concern;

●	success, delay or failure of our research and development projects or those of our competitors;

●	actual or anticipated variations in our and our competitors’ results of operations and financial condition;

●	physician and market acceptance of our products;

●	the mix of products that we sell;

●	our success or failure to obtain approval for and commercialize our product candidates;

●	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares and Warrants are covered by analysts;

●	development of technological innovations or new competitive products by others;

●	announcements of technological innovations or new products by us;

●	publication of the results of preclinical or clinical trials for PrimeC or our other product candidates;

●	failure by us to achieve a publicly announced milestone;

●	delays between our expenditures to develop and market new or enhanced product candidates and the generation of sales from those products;

●	developments concerning intellectual property rights, including our involvement in litigation brought by or against us;

●	regulatory developments and the decisions of regulatory authorities as to the approval or rejection of new or modified products;

●	changes in the amounts that we spend to develop, acquire or license new products, technologies or businesses;

●	changes in our expenditures to promote our products;

●	our sale or proposed sale, or the sale by our significant shareholders, of our ordinary shares, Warrants or other securities in the future;

●	changes in key personnel;

●	the trading volume of our ordinary shares and Warrants; and

●	general economic and market conditions and other factors, including factors unrelated to our operating performance.

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

As of April 1, 2024, our officers, directors and entities affiliated with certain of our directors beneficially own or control, directly or indirectly, approximately 27.28% of our outstanding ordinary shares. Accordingly, these persons will be able to significantly influence, though not independently determine, the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors, and the outcome of any proposed merger or consolidation of our company. These interests may not be consistent with those of our other shareholders. In addition, these persons’ significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our ordinary shares and Warrants.

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

As a public company whose ordinary shares and Warrants are listed in the United States, we are subject to an extensive regulatory regime, requiring us, among other things, to maintain various internal controls and facilities and to prepare and file periodic and current reports and statements, including reports on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Complying with these requirements is costly and time consuming. We may need to retain additional employees to supplement our current finance staff,, and we may not be able to do so in a timely manner, or at all. In the event that we are unable to demonstrate compliance with our obligations as a public company in a timely manner, or are unable to produce timely or accurate financial statements, we may be subject to sanctions or investigations by regulatory authorities, such as the Securities and Exchange Commission, or the SEC, or the Nasdaq Capital Market, and investors may lose confidence in our operating results and the price of our ordinary shares and Warrants could decline.

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

We expect to be classified as a “passive foreign investment company” for U.S. federal income tax purposes, in the current taxable year as well as in future taxable years which could cause adverse U.S. federal income tax consequences to U.S. investors.

We expect to be classified as a passive foreign investment company, or PFIC, for the taxable year ending December 31, 2023, and we expect to be treated as a PFIC in the current taxable year as well as in future taxable years. The determination of our PFIC status is made based on the factual tests described below. Consequently, we cannot provide any assurances regarding our PFIC status for the current or future taxable years or that the United States Internal Revenue Service, or IRS will agree with our conclusion regarding our PFIC status. Generally, if, for any taxable year, at least 75 percent of our gross income is “passive income” or at least 50 percent of our gross assets during the taxable year (based on the average of the fair market values of the assets determined at the end of each quarterly period) are assets that produce or are held for the production of passive income, we would be characterized as a PFIC for U.S. federal income tax purposes. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. However, rents and royalties received from unrelated parties in connection with the active conduct of a trade or business are not considered passive income for purposes of the PFIC test. If we are a PFIC for any taxable year in which a U.S. Holder (as defined in “Taxation—Certain Material United States Federal Income Tax Considerations”) holds our ordinary shares or Warrants, certain adverse United States federal income tax consequences could apply to such U.S. Holder. Such adverse consequences of PFIC status may be alleviated if a U.S. Holder makes a “mark to market” election or an election to treat us as a “qualified electing fund”, or QEF. These elections would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. While we intend to provide to U.S. Holders the information required to make a valid QEF election upon request, we cannot provide any assurances that we will have timely knowledge of our status as a PFIC, or that the information that we provide will be adequate to allow U.S. Holders to make a QEF election.

Whether we are a PFIC for any taxable year will depend on the composition of our income and the composition and value of our assets (which may be determined in large part by reference to the market value of our ordinary shares, which may be volatile) from time to time, therefore there can be no assurance regarding our PFIC status for the current or future taxable years. Each U.S. Holder is strongly urged to consult its tax advisor regarding the possible application of the PFIC rules and any available elections to mitigate such tax consequences. For more information, see “Taxation—Certain Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation, or CFC, in our group (if any). Because our group includes a U.S. subsidiary, certain of our non-U.S. subsidiaries will be treated as CFCs (regardless of whether or not we are treated as a CFC). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are treated as CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The IRS has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. Each U.S. Holder should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares or Warrants.

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable Nasdaq requirements, and are not be subject to certain U.S. securities laws including, but not limited to, U.S. proxy rules and the filing of certain Exchange Act reports.

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of those otherwise required by the Nasdaq Stock Market for domestic U.S. issuers. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the Nasdaq Rules applicable to domestic U.S. issuers. See “Item 16G – Corporate Governance” for additional information.

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

For as long as we remain an emerging growth company we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions include:

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation;

●	exemption from the requirement for auditors to include critical audit matters in their audit reports; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

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

Environmental, social and corporate governance, or ESG, issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

There is an increasing focus from certain investors, customers, consumers, employees and other stakeholders concerning ESG matters. Additionally, public interest and legislative pressure related to public companies’ ESG practices continue to grow. If our ESG practices fail to meet regulatory requirements or investor, customer, consumer, employee or other shareholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, board of Directors and employee diversity, human capital management, employee health and safety practices, product quality, supply chain management, corporate governance and transparency, our reputation, brand and employee retention may be negatively impacted, and our customers and suppliers may be unwilling to continue to do business with us.

Customers, consumers, investors and other shareholders are increasingly focusing on environmental issues, including climate change, energy and water use, plastic waste and other sustainability concerns. Concern over climate change may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment. Changing customer and consumer preferences or increased regulatory requirements may result in increased demands or requirements regarding plastics and packaging materials, including single-use and non-recyclable plastic products and packaging, other components of our products and their environmental impact on sustainability, or increased customer and consumer concerns or perceptions (whether accurate or inaccurate) regarding the effects of substances present in certain of our products. Complying with these demands or requirements could cause us to incur additional manufacturing, operating or product development costs.

If we do not adapt to or comply with new regulations, including the SEC’s recently adopted new rules that require companies to provide expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors, or fail to meet evolving investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in our company, we may become subject to penalties, and customers and consumers may choose to stop purchasing our products, if approved for commercialization, which could have a material adverse effect on our reputation, business or financial condition.

Risks Related to our Operations in Israel

We conduct some of our operations in Israel. Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them, may affect our operations.

Our corporate headquarters is located in Herzliya, Israel. Because we are incorporated under the laws of the State of Israel, and most of our officers and fourteen out of sixteen of our employees are residents of Israel, our business and operations are directly affected by economic, political, geopolitical and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. In parallel, border clashes between Israel and the Hezbollah terrorist group on Israel’s northern border with Lebanon intensified and may escalate into a greater regional conflict.

In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Additionally, Yemeni rebel group, the Houthis, launched series of attacks on global shipping routes in the Red Sea, causing disruptions of supply chain. These geopolitical developments may adversely affect our ability to continue carrying out various administrative, research, operational and commercial functions and activities both in Israel and globally. Furthermore, as a result of the war, the international rating agency, Moody’s, has cut Israel’s credit rating from A1 to A2 and has also lowered Israel’s outlook from stable to negative, stating that it sees a possible further downgrade in the future. Lowered credit rating of Israel could materially impact our ability to raise capital and ability to secure loans, if needed, in each case on reasonable terms.

Any hostilities, armed conflicts, terrorist activities involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could directly or indirectly adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital and could adversely affect the market price of our ordinary share. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

The Israel Defense Force, or IDF, the national military of Israel, is a conscripted military service, subject to certain exceptions. Since October 7, 2023, the IDF has called up several hundred thousand of its reserve forces to serve. Fourteen out of our current 16 employees are resident in Israel. Three of our five executive officers and four out of 11 other employees who we believe are performing critical functions reside in Israel. Two of our non-management employees in Israel who do not perform critical functions have been called up, and additional employees may be called, for service in the current or future wars or other armed conflicts with Hamas, and such persons may be absent for an extended period of time. As a result, our operations in Israel may be disrupted by such absences, which disruption may materially and adversely affect our business, prospects, financial condition and results of operations.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our clinical studies. As such, our clinical and business development activities remain on track. However, the intensity and duration of Israel’s current war against Hamas is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general. if the war extends for a long period of time or expands to other fronts, such as Lebanon, Syria and the West Bank, our operations may be adversely affected.

All of our clinical and pre-clinical research and development is currently being conducted outside of Israel, other than our 12-month open label-extension, or OLE, study of the PARADIGM trial, partially conducted in Tel Aviv, and a planned Phase 2 trial with PrimeC for AD that we plan to conduct in Haifa, Israel. The OLE has not been affected by the war, although the quality of the study may be adversely affected if as a result of the war patients are unable to visit the study center or the study coordinator is not able to conduct home visits and monitor the patients. In addition, in the event of a significant escalation of hostilities in northern Israel, there may be a delay in the planned AD trial. We do not believe the planned AD trial will be materially affected by the war and do not anticipate that any such delay as a result of the war would have a material impact on us. We may also elect to set up a site in Israel for a Phase 3 pivotal ALS trial of PrimeC, but this would be in addition to numerous other sites in Europe and the United States, and as a result we do not expect the timeline or quality of this trial to be adversely affected by the war. Our manufacturing is conducted in India. We do not currently anticipate any disruption to the supply chain relevant to our ongoing clinical trials and believe there are alternative sources of supply from whom we could obtain the necessary finished drug product to conduct our clinical trials. In addition, we believe we have sufficient finished product in inventory to continue our ongoing clinical trials for at least the next few months.

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

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. To date, these initiatives have been substantially put on hold. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

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

Our website address is https://www.neurosense-tx.com. We use our website as a channel of distribution of Company information. The information we post on our website may be deemed material. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. However, the information contained on our website, or that can be accessed therefrom, does not constitute a part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely for informational purposes. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10168.

In December 2021 we completed our initial public offering on The Nasdaq Capital Market, pursuant to which we received net proceeds of approximately $9.9 million, after deducting underwriting discounts and commissions and offering expenses.

Our Ordinary Shares and Warrants are traded on The Nasdaq Capital Market under the symbols “NRSN” and “NRSNW,” respectively.

Our capital expenditures for the years ended December 31, 2023 and 2022 were approximately $29 thousand and $70 thousand, respectively. Our current capital expenditures involve the purchase of equipment.

B. Business Overview

We are a clinical-stage biotechnology company focused on discovering and developing treatments for people living with neurodegenerative diseases, including ALS AD and PD. We believe these diseases represent some of the most significant unmet medical needs of our time, with limited effective therapeutic options available. The burden of these diseases on both patients and society is substantial. For example, the average annual cost of ALS alone is $180,000 per patient, and its estimated annual burden on the U.S. healthcare system is greater than $1 billion. Due to the complexity of neurodegenerative diseases, our strategy is utilizing a combined therapeutic approach to target multiple disease-related pathways.

Our lead therapeutic candidate, PrimeC, is a novel extended-release oral formulation, fixed-dose combination of two FDA-approved drugs, ciprofloxacin and celecoxib. PrimeC is designed to treat ALS by modulating microRNA synthesis, iron accumulation, and neuroinflammation, all of which are hallmarks of ALS pathology. The U.S. Food and Drug Administration, or the FDA and the European Medicines Agency, or the EMA have granted PrimeC orphan drug designation for the treatment of ALS. In addition, the EMA has granted PrimeC the Small and Medium-Sized Enterprise, or SME, status, which offers significant potential benefits leading up to and following drug regulatory approval. We believe PrimeC’s multifunctional mechanism of action has the potential to significantly prolong lifespan and improve ALS patients’ quality of life, thereby reducing the burden of this debilitating disease on both patients and healthcare systems.

PrimeC is currently being evaluated in PARADIGM (“NST003”), a Phase 2b randomized, multi-center, multinational, prospective, double-blind, placebo-controlled study, to evaluate safety, tolerability, and efficacy of PrimeC in 68 people living with ALS. For the six-month phase of the trial which commenced in May 2022, participants were administered PrimeC or placebo at a 2:1 ratio, respectively. Study participants were allowed to continue standard of care treatment of approved products. The primary endpoints of the study are an evaluation of ALS-biomarkers as well as safety and tolerability assessment. Secondary and exploratory endpoints are the evaluation of clinical efficacy (ALS Functional Rating Scale — Revised, or ALSFRS-R, and slow vital capacity), survival, and improvement in quality of life. All subjects who completed the six-month double-blind, placebo-controlled dosing period had the opportunity to be transferred to the PrimeC active arm for a 12-month open label extension. The study completed enrollment in May 2023, enrolling 69 participants, in which 68 are living with ALS and one participant who was misdiagnosed for ALS and was excluded from the evaluations. Four ALS clinical centers participated in the study in three territories: Israel, Italy, and Canada. In December 2023, we reported that we met the primary safety and tolerability endpoints and achieved secondary clinical efficacy endpoints in the top-line results of our six month double-blind phase of PARADIGM. We also expect to report on an additional primary biomarkers endpoint assessing ALS hallmarks, TDP-43 and Prostagladin2 in the second or third quarter of 2024.

Following the FDA’s recommendation for additional non-clinical data to support long term use of Ciprofloxacin (as PrimeC is intended for long-term administration in treating ALS), we initiated a long-term toxicology study. Results from this study are expected in the third quarter of 2024 towards the anticipated initiation of Phase 3 study in the US. We plan to hold an end of Phase 2 meeting with the FDA and EMA in the second or third quarter of 2024 and to commence a pivotal clinical trial for PrimeC in ALS treatment by the end of the year. Additionally, in November 2023, we concluded a successful Type D meeting with the FDA regarding CMC development plans for the expected Phase 3 pivotal study and subsequent marketing approval. The FDA endorsed our proposed CMC development plan.

PrimeC was previously evaluated in a Phase 2a clinical trial (“NST002") in 15 people living with ALS, conducted at the Tel Aviv Sourasky Medical Center, Israel. The primary endpoint of the NST002 trial, which was safety and tolerability, was met. In this trial, the safety profile observed was consistent with known safety profiles of ciprofloxacin and celecoxib. Side effects were mild and transient in nature. There were no new or unexpected safety signals detected during the trial.

Additionally, we observed positive clinical signals in comparison to virtual controls, and a serum biomarker analysis showed significant changes following treatment, indicating biological activity of the drug in comparison to untreated matched ALS patients. All 12 patients who completed the NST002 trial elected to continue into an extension study with PrimeC, that was conducted as an Investigator Initiated Study. To date, the Company is still supporting the drug supply for a few of the participants in this study, which is over 40 months since NST002 was initiated.

We completed three additional studies in 2022 as part of our drug development program to further support our future regulatory submissions. In April 2022, we initiated a pharmacokinetic, or PK, study (“NCT05232461") of PrimeC. The PK open-label, randomized, single-dose, three-treatment, three-period crossover study evaluated the effect of food on the bioavailability of PrimeC as compared to the bioavailability of co-administered ciprofloxacin tablets and celecoxib capsules in adult subjects in the U.S. under an FDA cleared IND protocol.

In August 2022, we completed enrollment and dosing of all subjects in a multi-dose PK study (“NCT05436678"). On September 28, 2022, we released the results of the NCT05436678 study. Based on results, we believe the PK profile of PrimeC supports the formulation’s extended-release properties, as the concentrations of the active components have been synchronized, aiming to potentially maximize the synergism between the two compounds. In June 2022, we reported the successful completion of the “in-life” phase of its 90-day GLP toxicology study. In this study, the components of PrimeC, celecoxib and ciprofloxacin, were administered to rodents at doses 4x the maximal clinical dose. All animals appeared normal, with no significant findings observed. The Company intends to present the data from these studies to the FDA as part of PrimeC’s drug development plan.

We believe we have a strong patent estate, including patents on method of use, combination, and formulation. We secured U.S. Patent 10,980,780 relating to methods for treatment of ALS using ciprofloxacin and celecoxib, the components of PrimeC, which expires in 2038. This patent also been issued in the European Patent Office, Canada, Australia, Israel and Japan. We also expect to take advantage of orphan drug exclusivity for PrimeC, if approved, for seven years in the United States and ten years in the European Union. In addition, U.S. patent application 16/623,467, which relates to methods of treatment of neurodegenerative disease using combinations of ciprofloxacin and celecoxib, is currently pending. This patent application is expected to expire on June 20, 2038.

Our organization is built around a management team with extensive experience in the pharmaceutical industry, with a particular focus on ALS research and clinical trials. We believe that our leadership team is well-positioned to lead us through clinical development, regulatory approval and commercialization of our product candidates. Furthermore, we maintain steadfast and extensive communication and collaboration with patient advocacy groups and associations, underscoring the importance of patient perspectives in advancing therapeutic strategies.

In addition to PrimeC, we extended our pipeline and conducted research and development efforts for AD and PD, with a similar strategy of combined products. The following chart represents our current product development pipeline:

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

Until recently, the only approved drug used for slowing disease progression in ALS was Rilutek (riluzole). It was the first drug to be approved by the FDA for the treatment of ALS over 25 years ago. In May 2017, the FDA approved Radicava (edaravone), which is administered through chronic cycles of ten days of intravenous infusions followed by a two-week treatment-free period. In recent years, the FDA has also approved two new formulations of riluzole that address the need for an improved route of administration in patients who suffer from swallowing complications. In September 2018, the FDA approved Tiglutik, the oral suspension of riluzole administered via syringe, and in November 2019, the FDA approved Exservan, a new soluble oral formulation of riluzole which dissolves on the tongue. In Europe, edaravone is not approved, and therefore the only approved drug for ALS is riluzole.

In October 2022, the FDA approved Amylyx Pharmaceuticals’ combination drug therapy, Relyvrio (AMX0035), after receiving approval from Health Canada in July 2022. Relyvrio is an oral combination drug composed of two generic compounds, targeting dysfunction of the endoplasmic reticulum (ER) and mitochondria. Approval from regulatory authorities was based on data from Amylyx’s Phase 2b CENTAUR trial. Amylyx’s therapy was marketed for $158,000 a year. In March 2024 Amylyx announced topline results from PHOENIX, a global, 48-week, randomized, placebo-controlled Phase 3 clinical trial of AMX0035 in people living with ALS. PHOENIX did not meet its primary endpoint, nor was there statistical significance seen in secondary endpoints. On April 4, 2024, Amylyx announced it has started a process to voluntarily discontinue the marketing authorizations for RELYVRIO®/ALBRIOZA™ and remove the product from the market in the U.S. and Canada based on topline results from the Phase 3 PHOENIX trial.

In April 2023, the FDA approved Qalsody (tofersen) to treat patients with ALS associated with a mutation in the superoxide dismutase 1 (SOD1) gene (SOD1-ALS). Qalsody is an antisense oligonucleotide that targets SOD1 mRNA to reduce the synthesis of SOD1 protein. The approval was based on a correlation between clinical outcome and reduction in plasma neurofilament light chain (NfL), a blood-based biomarker of axonal (nerve) injury and neurodegeneration.

As both currently approved drugs, riluzole and edaravone, have been shown to have minimal effect on prolonging patient lifespans or improving their quality of life and independence, and Qalsody is aimed for patients with SOD1 mutation, which represents approximately 2% of the overall ALS population, we believe there is still a significant need for new treatments for patients with ALS in order to improve the disease course and to further extend survival.

Other treatments for ALS that we are aware are under development include:

●	Apellis is developing Pegcetacoplan, an injectable targeted C3 therapy, currently being tested in a Phase 2 clinical trial.

●	Brainstorm Cell Therapeutics is developing NurOwn, an adult stem cell therapy, which has completed a pivotal Phase 3 trial and did not achieve the primary endpoint.

●	Clene is developing CNM-Au8®, an investigational gold nanocrystal suspension, completed a Phase 2 clinical trial. CNM-Au8 did not meet its primary endpoint of change in ALSFRSR, However, it showed that the drug was able to reduce the risk of death in patients with ALS.

●	Corcept Therapeutics is developing Dazucorilant, a selective glucocorticoid receptor antagonist, currently being evaluated in a Phase 2 clinical trial.

●	Prilenia, is developing Pridopidine, which was originally developed for Huntington’s disease. The drug did not reach statistical significance in Phase 2 primary and key secondary endpoints; nevertheless, based on additional analysis, the drug is currently in preparations for a Phase 3 trial for ALS.

●	Eledon is developing Tegoprubart, an anti-CD40L antibody, which completed a Phase 2a open-label study.

●	QurAlis is developing a pipeline of therapeutic candidates for ALS, based on disease-causing genetic mutations now in Phase 1 clinical trials.

Our Solution — PrimeC for ALS

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

PrimeC is a novel formulation of a fixed dose combination of two generic FDA-approved drugs, ciprofloxacin and celecoxib, combined at a specific ratio, aiming to target multiple ALS-related pathways simultaneously.

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

Through analysis of blood samples from healthy subjects and patients with ALS, we observed the relevance of PrimeC’s mechanism of action using a novel method involving neuron-derived exosomes. In the recently competed interim analysis of NST-003 Phase 2b study conducted in ALS patients with PrimeC, the primary endpoint of safety and tolerability was successfully met. Furthermore, the clinical parameters measured and the quality of life questionnaires demonstrated a clinically significant benefit to ALS patients treated with PrimeC compared to placebo. Additionally, the primary endpoint of safety and tolerability was met in our NST002 trial in ALS patients, which was completed in February 2021. Through analysis of blood samples from this study using the same exosomal method, we observed significant changes in ALS-related biomarkers, indicating biological activity of PrimeC.

Our Product Candidates

PrimeC

Our lead product candidate, PrimeC, is a novel ER oral formulation composed of a novel fixed dose combination of two generic FDA-approved drugs, ciprofloxacin and celecoxib, combined in a specific ratio. PrimeC is designed to treat ALS by regulating miRNA synthesis, influencing iron accumulation and reducing neuroinflammation.

PrimeC is currently being evaluated in PARADIGM, a Phase 2b randomized, multi-center, multinational, prospective, double-blind, placebo-controlled study, with an open label extension, to evaluate safety, tolerability, and efficacy of PrimeC in 69 people living with ALS in a 2:1 ratio to receive PrimeC or placebo, respectively, which we refer to as NST003. Study participants are allowed to continue standard of care (SOC) treatment of approved products. Primary endpoints of the study are an evaluation of ALS-biomarkers as well as safety and tolerability assessment. Secondary and exploratory endpoints are the evaluation of clinical efficacy (ALSFRS-R, SVC), survival, and improvement in quality of life. All subjects who complete the six-month double-blind, placebo-controlled dosing period had been switched to the PrimeC active arm for a 12-month open label extension. The study commenced recruitment of patients in Israel in May 2022 and in Italy and Canada in March 2023.

In May 2023, we completed enrollment for the PARADIGM trial. In November 2023, we concluded a successful Type D meeting with the FDA for PrimeC in the treatment of ALS where we discussed PrimeC’s CMC development plans in advance of an expected Phase 3 pivotal study and potential subsequent marketing approval. The FDA agreed with our proposed CMC development plan.

In December 2023, we reported that we met the primary safety and tolerability endpoints and achieved secondary clinical efficacy endpoints in the top-line results of our Phase 2b trial. We expect end of Phase 2 meetings to be scheduled with the FDA in the second quarter of 2024. Subject to agreement with FDA on trial design, the results of the PARADIGM trial and results of additional supportive studies we are conducting in the interim, we believe we could be in a position to initiate a pivotal clinical trial of PrimeC for the treatment of ALS in the fourth quarter of 2024.

Clinical Results

NST003 Phase 2b Trial in ALS

In December 2023, we announced topline clinical efficacy results in our Phase 2b PARADIGM (NST003) trial of PrimeC for the treatment of ALS, reporting that we met the primary safety and tolerability endpoints and achieved secondary clinical efficacy endpoints.

PARADIGM is a randomized, multi-center, multinational, prospective, double-blind, placebo-controlled study, to evaluate safety, tolerability, and efficacy of PrimeC in 68 people living with ALS. Participants are being administered PrimeC or placebo at a 2:1 ratio, respectively. After completion of the 6-month double-blind segment, the participants had the option to enroll in a 12-month OLE, during which they all receive treatment with PrimeC. Study participants are allowed to continue standard of care treatment of approved products.

The primary endpoints of the study are an evaluation of ALS-biomarkers as well as safety and tolerability assessment. Secondary and exploratory endpoints are the evaluation of clinical efficacy (ALSFRS-R and slow vital capacity), survival, and improvement in quality of life. All subjects who complete the six-month double-blind, placebo-controlled dosing period are transferred to the PrimeC active arm for a 12-month open label extension. The study completed enrollment in May 2023, enrolling 68 participants living with ALS in Israel, Italy, and Canada.

A primary endpoint of the PARADIGM study pertained to the evaluation of PrimeC’s safety and tolerability profile in ALS. Noteworthy findings indicate that the incidence of adverse events under PrimeC treatment were similar to that observed in the placebo arm, thereby underscoring the favorable safety profile of PrimeC. Additionally, assessments of electrocardiographic parameters and laboratory indices, encompassing QTc interval, hepatic enzymes, and renal function, revealed no significant aberrations attributable to PrimeC.

Summary of Parading study AEs

Summary of All Adverse Events	PrimeC (N=45)	Placebo (N=23)
Adverse Events (AE)	68.9%	65.2%
Treatment-Emergent AEs (TEAE)	68.9%	65.2%
Study Drug Related Treatment-Emergent AEs (TEAE)	20.0%	4.3%
Serious Treatment-Emergent AEs (TEAE)	8.9%	8.6%
Subject death	4.4%	4.3%
TEAE leading to Study Drug Discontinuation	6.7%	4.3%
TEAE leading to Study Drug Reduction	0.0%	0.0%
TEAE leading to Study Drug Interruption	15.6%	8.6%

Top-line results in the PARADIGM trial revealed a statistically significant slowing of disease progression in ALS patients, compared to the placebo. The study demonstrated a 37.4% (p=0.03) difference in the FDA-approved ALSFRS-R compared to placebo, and a 17% difference in favor of PrimeC in slow vital capacity (p=0.39) in the Per Protocol population, and a strong safety profile. Over the course of 6 months, patients treated with PrimeC experienced a slowing of disease progression, including preserved daily function. The clinical efficacy results showed a 29% difference in favor of PrimeC in ALSFRS-R (p=0.12), and a 13% difference in favor of PrimeC in slow vital capacity (p=0.5) in the Intent To Treat (ITT) population based on data from 68 out of 69 participants, due to one misdiagnosed participant. These data include 45 patients randomized to the PrimeC arm and 23 patients randomized to the placebo arm, from the 6-month double-blind segment. The safety and tolerability profile of PrimeC was well comparable to the placebo. Nearly all participants, 96%, who completed the 6-month double-blind portion of the trial chose to receive treatment with PrimeC through the 12-month open label extension.

In tandem with objective clinical assessments, PrimeC exerted favorable influences on diverse dimensions of patients’ quality of life. Comprehensive evaluations encompassing mental health domains, as exemplified by the mental health subscale of the PROMIS-10 questionnaire, showed improvements   attributable to active treatment (PrimeC). Moreover, analyses pertaining to survival outcomes underscored the implications of PrimeC intervention in mitigating disease progression. Across diverse analytical frameworks, including hazard ratios derived from ALS complication free survival, MiTOS and King’s Advanced Staging system, PrimeC consistently exhibited numerical advantage over placebo, signaling tangible gains in extending survival and delaying disease progression milestones. MiTOS and King’s Advanced Stage-free Survival in ALS are two prognostic staging systems for ALS, assessing progression and complication free survival. ALS complication free survival is defined as time to death from any cause or respiratory insufficiency (defined as tracheostomy or the use of non-invasive ventilation for at least 22 hours per day for at least 10 consecutive days) or hospitalization due to ALS.

These data highlight a novel approach to treating ALS, with potential implications in other neurodegenerative conditions. PrimeC is a unique fixed-dose combination of ciprofloxacin and celecoxib, which may utilize complementary and synergistic mechanisms to preserve motor neuron health in ALS.

Additionally, in a preliminary analysis conducted following six months of double-blind, placebo-controlled treatment in the PARADIGM Phase 2b study, patients who received PrimeC demonstrated a trend towards decreased Neurofilaments-light chain (NfL) levels compared to placebo, with this trend being more pronounced in an earlier stage of the disease. The analysis was conducted by ALS biostatistician experts. We are now preparing for a follow-up analysis of NfL levels after a 12-month dosing period.

We expect to report on an additional primary biomarker endpoint assessing ALS hallmarks, TDP-43 and Prostagladin2, to evaluate PrimeC’s biological activity, in the second or third quarters of 2024 following the completion of the analysis of participants’ plasma, for the 6-month and 12-month dosing period.

NST002 Phase 2a Trial in ALS

In February 2021, we completed our Phase 2a NST002 trial of PrimeC for the treatment of ALS. NST002 was an open label study that was designed to assess the safety and tolerability of an intermediate immediate-release formulation of PrimeC (PrimeC-IR), as well as routine disease progression measures. Fifteen patients with familial or sporadic ALS received a fixed dose of PrimeC-IR three times per day for 12 months. Patients were then evaluated by phone every 1.5 months and at a clinical site visit every three months.

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

Investigators also measured PrimeC-IR’s potential efficacy using two accepted ALS clinical endpoints: the ALSFRS-R and forced vital capacity, or FVC. The ALSFRS-R is a validated rating scale for monitoring the progression of disability in patients with ALS. Patients are scored within the range of 0-48 points (with 48 indicating full function and zero indicating no function). ALSFRS-R scores correlate significantly with quality of life as measured by the Sickness Impact Profile, a behaviorally-based measure of health status, indicating that the quality of function is a strong determinant of quality of life in ALS patients. Historical data indicates that the average deterioration of ALS patients is one point per month in the ALFRS-R. FVC is a standard measure of pulmonary function that measures the amount of air that can be exhaled forcefully and quickly after a deep inhalation.

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

Clinical Results — NST001 Phase 1 Trial in ALS

We have completed our Phase 1 NST001 trial of PrimeC for the treatment of ALS. NST001 was an open label, IND-exempt study designed to assess the safety and tolerability of an intermediate immediate-release formulation of PrimeC, at slightly different doses than NST002. The study was conducted at the Barrow Neurological Institute (BNI) in Phoenix, Arizona. Six patients with familial or sporadic ALS received a fixed dose of PrimeC-IR twice daily for 12 months. Patients were evaluated by phone every three months.

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

Elucidating The Synergistic Effect of PrimeC Combination for ALS utilizing in-vivo and in-vitro models

PrimeC novel formulation composed of unique doses of ciprofloxacin and celecoxib is aimed to synergistically inhibit the progression of ALS by addressing key elements of its pathophysiology. As described below, the effectiveness of PrimeC was compared to each of the individual active substances comprising it, celecoxib and ciprofloxacin, and PrimeC’s ability to improve drug pharmacokinetics and mode of action were assessed.

Pharmacokinetic (PK) studies in rodents showed that the combination of celecoxib and ciprofloxacin had a synergistic effect, as the addition of celecoxib increased the concentration of ciprofloxacin in the brain tissue and serum of rodents. These findings were confirmed by assessing the efficacy of PrimeC combination in an induced pluripotent stem cell (iPSC) model. Results showed that neurons treated with PrimeC combination had higher survival rates than those treated with individual compounds. The efficacy of PrimeC was also demonstrated in a Synaptoneurosome (SN) model, showing a beneficial effect on PrimeC related mechanisms.

In summary, data from the PK studies suggests that PrimeC’s combination therapy can be a beneficial approach for treating ALS.

The toxicology studies that we performed with celecoxib and ciprofloxacin combination included a 90-day oral repeat-dose combination toxicity and toxicokinetic study in rats, 21-day oral dose range-finding (DRF) repeat-dose combination toxicity and toxicokinetic study in rats, a 56 day non-GLP DRF oral repeat-dose toxicity and toxicokinetic study of ciprofloxacin in beagle dogs and a 270 day GLP repeat-dose oral Ciprofloxacin toxicity and toxicokinetics study in beagle dogs with a 28-day recovery period

●	In the 90-day oral repeat-dose combination toxicity and toxicokinetic study in rats, no effects were observed at combination doses up to 50 mg/kg/day celecoxib and 600 mg/kg/day ciprofloxacin (NOAEL). These doses convert to human equivalent doses of 483 mg/day for celecoxib and 5806 mg/day for ciprofloxacin, respectively (based on body surface area conversion for a 60 kg individual), which are 3.6 times greater and 4.3 times greater, respectively, than the maximal celecoxib and ciprofloxacin proposed daily doses in the PrimeC extended-release formulation (1360 mg ciprofloxacin and 136 mg celecoxib).

●	In the 21-day oral DRF repeat-dose combination toxicity and toxicokinetic study in rats, no adverse or combination-related effects were observed at combination doses up to 50 mg/kg/day celecoxib and 400 mg/kg/day ciprofloxacin.

●	In the 56 day non-GLP DRF oral repeat-dose toxicity and toxicokinetic study of ciprofloxacin in beagle dogs, dogs aged 8-10 months old were dosed twice daily 8 hours apart for a period of 56 consecutive days with ciprofloxacin at 150 mg/kg/day or 300 mg/kg/day (3/sex/group) or with the vehicle (2/sex/group). No adverse effects were observed at ciprofloxacin doses up to 300 mg/kg/day, and this dose was determined as the NOAEL.

●	The 270 day GLP repeat-dose oral Ciprofloxacin toxicity and toxicokinetics study in beagle dogs with a 28-day recovery period in currently ongoing

In addition, the Phase 2a and Phase 2b clinical studies results, in which a total 57 ALS subjects (15 subjects from Phase 2a and 45 subjects from Phase 2b) were treated with PrimeC, demonstrated that PrimeC is safe and well-tolerated, with the safety profile that is consistent with the known safety profile of celecoxib and ciprofloxacin. No new or unexpected safety signals were detected. PrimeC did not result in any drug-related fatal SAEs. See “--Our Product Candidates - Clinical Results”. This safety profile has also been demonstrated in 32 healthy volunteers in PK studies conducted by us. See “Item 3.D. Risk Factors - Risks Related to Our Business and Strategy - We have not applied for regulatory approvals to market any of our other product candidates, and we may be delayed in obtaining or failing to obtain such regulatory approvals and to commercialize our product candidates.”

Collaboration Agreement with Biogen

In May 2023, we entered into a Collaborative Evaluation Agreement with Biogen under which Biogen agreed to evaluate the impact of PrimeC on neurofilament levels in the plasma of participants in PARADIGM. Biogen agreed to fund the neurofilament biomarker study and conduct the analysis. Biogen also received a right of first refusal for a definitive licensing agreement to co-develop and/or commercialize PrimeC for the treatment of ALS. In March 2024, Biogen and NeuroSense agreed not to continue the Collaborative Evaluation Agreement.

Additional Studies

In May 2023, we announced positive preliminary results from a novel biomarker study conducted to evaluate the potential of PrimeC for the treatment of PD.

In October 2023, we announced the results of a non-sponsored in vitro study of PrimeC in ALS, which demonstrated that PrimeC has a positive effect ion ALS survival in an innovative induced pluripotent stem cell model.

AD Program

In the fourth quarter of 2023, we initiated a randomized, prospective double-blind, single-center, placebo-controlled Phase 2 study to assess the safety, tolerability, target engagement, and efficacy of PrimeC (an intermediate formulation of CogniC) in patients with mild to moderate Alzheimer’s Disease (AD). The study is being conducted at the Rambam Medical Center site in Israel and aims to enroll 20 patients (10 participants per study arm). The study incorporates a comprehensive panel of biomarkers utilizing both cerebrospinal fluid (CSF) and blood to evaluate PrimeC's biological activity and target engagement. Additionally, blood samples collected from each participant will be used to generate induced pluripotent stem cells (iPSCs), allowing for the study of disease mechanisms and drug response at the cellular level. This approach enables a deeper understanding of individual variability and may aid in predicting patient response to PrimeC.

The current study builds upon a proof-of-concept biomarker-driven cross-sectional study conducted in plasma samples from individuals with Alzheimer's disease. This study aimed to assess the relevance of PrimeC's proposed mode of action for addressing AD pathology. To this extent, a discovery biomarkers study was conducted utilizing neuronal-derived exosomes (NDEs) extracted from the plasma of 31 people living with AD vs. 19 neurologically healthy controls. To reinforce the study findings, the study was conducted in two cohorts to assure the robustness of the results. The obtained results from the discovery biomarkers study, as expected, showed higher levels of known proteins implicated in AD, i.e., Aβ42 (p<0.05) and pTau (p<0.01) (Figure 4A). Moreover, we found higher levels of TDP-43 (p<0.05) in AD samples (Figure 5B). Other markers related to the recycling process, such as cathepsin D (CatD), and inflammatory response, such as prostaglandin J2 (PgJ2), is altered in AD samples in comparison to control (Figure 2C). Specifically, CatD levels were lower (p<0.0001) in NDEs isolated from AD samples compared to control, and PgJ2 levels were higher (p<0.001) in AD samples. TDP-43 has been known to colocalize with senile plaques and neurofibrillary tangles, suggesting a direct interaction between TDP-43 and amyloid-β (Aβ) or tau, which are known to be hallmark biomarkers in AD. TDP-43 has been found in up to 57% of AD cases and aggregates of TDP-43 have been shown to be cytotoxic both in vitro and in vivo. Neuroinflammation plays a key role in the pathophysiology of the disease.

In view of the shared pathophysiology of these two neurodegenerative diseases, as well as the preliminary biomarker data, we believe that there is a reasonable basis to hypothesize that ciprofloxacin and celecoxib combination can be an effective treatment for people living with AD.

Pre-clinical Pipeline

Our preclinical pipeline includes one additional product candidate, StabiliC, for the treatment of PD. We are currently conducting pre-clinical studies related to PD. It is likely that we will choose to consult with the FDA with regards to our findings prior to the initiation of an advanced clinical studies, if and once relevant,, and in order to obtain their advice and consent for the study design and clinical plan forward for each of the indications.

Many pathological pathways involve neuroinflammation, protein aggregation, mitophagy, excitotoxicity, oxidative stress, iron accumulation, and dysregulation of miRNAs between neurodegenerative diseases, leading to the hypothesis that an effective drug for one neurodegenerative disease can lay the foundations for other diseases-modifying drugs. Therefore, we aimed to evaluate the putative neuroprotective effects of celecoxib and ciprofloxacin in a zebrafish pharmacological neurotoxin 1-methyl-4-phenyl-1,2,3,6-tetrahydropyridine-induced, or “MPTP”-induced, PD model. The objective of this study was to determine if celecoxib and ciprofloxacin were able to prevent and/or rescue MPTP-induced altered behavior. Locomotor activity was assessed through a “tapping” assay.

Results indicated that the symptomatic MPTP model is not relevant for StabiliC, suggesting that a different model with underlying PD pathologies may be required. We therefore plan to further explore StabiliC’s mode of action and to assess its ability to effect or alter key PD-related hallmarks by utilizing both the in-vitro patients’ derived cells method and the in-vivo rodent adeno-associated-virus alpha synuclein, or AAV-SYN, model. StabiliC is planned to be a combination of ciprofloxacin and celecoxib, and/or another molecule to be determined during ongoing pre-clinical development. These assays will focus on the ability of StabiliC to reduce AAV-SYN aggregation and to improve morphological and functional markers.

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

Competition

We compete in an industry characterized by rapidly advancing technologies, significant competition and a complex intellectual property landscape. We face substantial competition from many different sources, including large pharmaceutical, specialty pharmaceutical, and biotechnology companies. Recently we have also seen that academic research institutions and governmental agencies can and will continue to compete in this rapidly evolving environment with support from public and private research institutions. Below is a description of competition surrounding each of our disease targets and other technologies in development in the neurodegenerative field:

●	ALS. Potentially disease modifying therapeutics are being developed by several large and specialty pharmaceutical and biotechnology companies and academic institutions, including Biogen, Novartis, Sanofi, Amylyx Pharmaceuticals, AB Science, Prilenia Therapeutics, Brainstorm Cell Therapeutics, Clene, Corcept Therapeutics, QurAlis, Eledon, and Apellis Pharmaceuticals, among others, in various stages of clinical trials.

●	Alzheimer’s Disease. Potentially disease modifying therapeutics are being developed by several large and specialty pharmaceutical and biotechnology companies, including Biogen, Eli Lilly, Eisai, Roche (including Genentech, its wholly owned subsidiary) and Alector in various stages of clinical trials.

●	Parkinson’s Disease. Potentially disease modifying therapeutics are being developed by several large and specialty pharmaceutical and biotechnology companies, including Prothena, Roche (including Genentech, its wholly owned subsidiary), Prevail/Eli Lilly, AstraZeneca, and Takeda in various stages of clinical trials.

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

Patents

Our patent portfolio includes U.S. Patent 10,980,780, which relates to methods for treatment of ALS using ciprofloxacin and celecoxib, and which expires in 2038. This patent also been issued in the European Patent Office, Japan, Canada, Australia and Israel. In addition, U.S. patent application 16/623,467, which relates to methods of treatment of neurodegenerative disease using combinations of ciprofloxacin and celecoxib, is currently pending. The patent based on this application is expected to expire on June 20, 2038.

In addition, we have developed a pharmaceutical composition comprising, as active ingredients, ciprofloxacin and celecoxib, and have filed US Application 18/047,289 and an international PCT application PCT/IL2022/051096 to the compositions. These applications relate to pharmaceutical formulations. The US application and the applications entering national phase based on the PCT application are expected to expire in October 2042.

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

Clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

●	Phase 1: The drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.

●	Phase 2: The drug is administered to a limited patient population to identify possible short-term adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

●	Phase 3: The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

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

Before approving a NDA, the FDA will inspect the facility or facilities at which the product is manufactured or facilities that are significantly involved in the product development and distribution process, and will not approve the product unless compliance is satisfactory with cGMP. Additionally, the FDA will typically inspect one or more clinical sites to assure compliance with GCP requirements. The FDA may also refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee.

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

The FDA also may require post-marketing testing, or Phase 4 testing, as well as risk minimization action plans and surveillance to monitor the effects of an approved product or place conditions on an approval that could otherwise restrict the distribution or use of our product candidates.

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

European Union

Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized, national, decentralized, -or mutual recognition procedure. The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all European Union member states. The national procedure is only available for products intended to be authorized in a single EU member state. The decentralized procedure includes selecting one “reference member state,” or RMS, and submitting to more than one member state at the same time. The RSM will lead the review of an application in a mutual recognition and a decentralized procedure. The RMS National Competent Authority conducts a detailed review and prepares a draft assessment report, a draft assessment report, a draft summary of product characteristics and a draft of the labelling and package leaflet and shall send these documents to the concerned member states and to the applicant, which the concerned member states provide comment. The mutual recognition procedure provides for mutual recognition of national approval decisions. Under this procedure, , the marketing authorization holder shall request the RMS either to prepare an assessment report on the product or, if necessary, to update any existing assessment report. In a mutual recognition or decentralized procedure, the member states concerned shall approve the relevant document(s) within 90 days of receipt and shall inform the reference member state accordingly. The reference member state shall record the agreement of all parties, close the procedure and inform the applicant thereof. Each member state in which an application has been submitted under a mutual recognition or decentralized procedure shall adopt a decision in conformity with the approved document(s), within 30 days after acknowledgement of the agreement.

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

Regulations regarding new drugs approvals

The registration of medicinal and biological products is regulated by the Pharmacists Regulations promulgated under the Pharmacists Ordinance [New Version], 5741-1981, or the Pharmacists Ordinance, and by guidelines issued by the MOH. According to the Pharmacists Ordinance, a person may not manufacture, market, import or order the use of any drug, defined as any form of substance or combination of substances that complies with one of the following, but excluding blood or blood component that have been collected from a person and it intended to fill its physiological function and has not undergone a significant processing process: (i) has or is presented to have curing, or prevention characteristics or is designated to treat a disease; (ii) causes or is intended to cause reproduction, replacement, correction or change of a physiological action in the body through a pharmacological or immunological or metabolic action; (iii) is given or can be given for a medical diagnosis; or a Pharmaceutical, and in accordance with its registration terms (subject to certain listed exceptions). The application to register a Pharmaceutical in the Pharmaceutical Registry should be submitted in person, during a meeting at the MOH. For an imported Pharmaceutical, the application shall also include CPP (Certificate of Pharmaceutical Product) approval, and GMP Approval from a competent authority of a Pharmaceutical Recognized Country (as defined in the regulations) that in the site mentioned therein complies with GMP.

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

Other Healthcare Laws and Regulations and Legislative Reform in the United States

U.S. Healthcare Laws and Regulations

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our operations, including any arrangements with healthcare providers, physicians, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws that may affect the business or financial arrangements and relationships through which we would market, sell and distribute our products. Our current and future operations are subject to regulation by various federal, state, and local authorities in addition to the FDA, including but not limited to the Centers for Medicare & Medicaid Services, or CMS, the Department of Health and Human Services, or HHS, (including the Office of Inspector General, Office for Civil Rights and the Health Resources and Services Administration), the DOJ and individual U.S. Attorney offices within the DOJ, and state and local governments. The healthcare laws that may affect our ability to operate include, but are not limited to:

●	The federal Anti-Kickback Statute, which prohibits any person or entity from, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. The federal Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other hand. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Additionally, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

●	Federal civil and criminal false claims laws, such as the False Claims Act, which can be enforced by private citizens through civil qui tam actions, and civil monetary penalty laws prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment of federal funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. Drug manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. For example, pharmaceutical companies have been prosecuted under the False Claims Act in connection with their alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programs for the product. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

●	The Health Insurance Portability and Accountability Act, or HIPAA, among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and creates federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, which impose privacy, security and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers, known as covered entities, and their respective business associates that perform services for them that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

●	Federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

●	The federal transparency requirements under the Physician Payments Sunshine Act, created under the Patient Protection and Affordable Care Act, or ACA, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to payments and other transfers of value provided to physicians, defined to include doctors, dentists, optometrists, podiatrists and chiropractors, and teaching hospitals and physician ownership and investment interests, including such ownership and investment interests held by a physician’s immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made during the previous year to certain non-physician providers, including physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and anesthesiologist assistants, and certified nurse midwives;

●	Federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs; such as Medicaid reimbursement requires the best price and the 340B program that requires discounts for certain providers;

●	State and foreign laws that are analogous to each of the above federal laws, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by non-governmental third-party payors, including private insurers, and state laws that require manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; and

●	State and foreign laws that require pharmaceutical companies to implement compliance programs, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or to track and report gifts, compensation and other remuneration provided to physicians and other healthcare providers; state laws that require the reporting of marketing expenditures or drug pricing, including information pertaining to and justifying price increases; state and local laws that require the registration of pharmaceutical sales representatives; state laws that prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals; state laws that require the posting of information relating to clinical trials and their outcomes; and other federal, state and foreign laws that govern the privacy and security of health information or personally identifiable information in certain circumstances, including state health information privacy and data breach notification laws which govern the collection, use, disclosure and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus requiring additional compliance efforts.

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

Facilities

Our corporate headquarters is located in Herzliya, Israel, where we lease and occupy approximately 2,300 square feet of office space. The current term of our Herzliya lease commenced January 2022 and expires on December 31, 2025 (following the exercise of the first option to extend the lease term); however we have an option to extend the term of the lease for additional two years. In September 2021, we entered into an agreement which provides us access to co-working spaces, including office space in Cambridge, Massachusetts. The license pursuant to which we can access the co-working spaces is terminable at will by either us or the licensor for any reason upon 30 days’ written notice.

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

See “Item 4. Information on the Company—B. Business Overview—Facilities”.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly those in “Item 3. Key Information – D. Risk Factors.” Our discussion and analysis for the year ended December 31, 2022 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 22, 2023.

Overview

We are a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from neurodegenerative diseases, including ALS, AD and PD. We believe these diseases represent some of the most significant unmet medical needs of our time, with limited effective therapeutic options available. The burden of these diseases on both patients and society is substantial. For example, the average annual cost of ALS alone is $180,000 per patient, and its estimated annual burden on the U.S. healthcare system is greater than $1 billion. Due to the complexity of neurodegenerative diseases, our strategy is utilizing a combined therapeutic approach to target multiple disease-related pathways.

Our lead therapeutic candidate, PrimeC, is a novel extended-release oral formulation, fixed-dose combination of two FDA-approved drugs, ciprofloxacin and celecoxib. PrimeC is designed to treat ALS by modulating microRNA synthesis, iron accumulation, and neuroinflammation, all of which are hallmarks of ALS pathology. The FDA and the EMA have granted PrimeC orphan drug designation for the treatment of ALS. In addition, the EMA has granted PrimeC the SME status, which offers significant potential benefits leading up to and following drug regulatory approval. We believe PrimeC’s multifactorial mechanism of action has the potential to significantly prolong lifespan and improve ALS patients’ quality of life, thereby reducing the burden of this debilitating disease on both patients and healthcare systems.

We have incurred operating losses in each year since our inception. We incurred net losses of $11.28 million and $12.34 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, we had an accumulated deficit of $32.06 million. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates from formulation development through preclinical development and clinical trials, seek regulatory approval and pursue commercialization of any approved product candidate. In addition, we expect that our expenses will increase substantially in connection with our ongoing activities as we:

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

Expenses on research activities is recognized in profit or loss when incurred. Development expenditures, including patent registration costs, are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and we intend to and have sufficient resources to complete development and to use or sell the asset. As of December 31, 2023, no development expenditures have met the recognition criteria and thus we have expensed all of our development expenditures as incurred.

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

Income Taxes

We have yet to generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses totaling approximately $19.05 million as of December 31, 2023. We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Results of Operations

Comparison of the Year Ended December 31, 2023 to the Year Ended December 31, 2022

Our results of operations for the years ended December 31, 2023 and 2023 were as follows:

	For the Years Ended December 31,
(U.S. dollars in thousands except share and per share data)	2023	2022
Statement of Operations:
Research and Development Expenses	(7,588)	(6,416)
General and Administrative Expenses	(5,714)	(7,136)
Operating Loss	(13,302)	(13,552)
Financing Expenses	(2,209)	(45)
Financing Income	4,231	1,257
Net Loss and Comprehensive Loss	(11,280)	(12,340)
Basic and Diluted Net Loss per Share	(0.83)	(1.07)
Weighted average number of shares outstanding used in computing basic and diluted net loss per share	13,640,168	11,504,521

Research and Development Expenses

The following table describes the breakdown of our research and development expenses for the indicated periods:

	For the Years Ended December 31,
(U.S. dollars in thousands except share and per share data)	2023	2022
Subcontractors and consultants	$4,793	3,612
Share-based compensation	889	1,592
Salaries and social benefits	1,905	1,212
Others	1	-
Total research and development expenses	$7,588	6,416

Our research and development expenses for the years ended December 31, 2023 and 2022 were $7,588 thousand and $6,416 thousand, respectively. The increase of $1,172 thousand, or 18%, was mainly attributed to (i) an increase of $693 thousand in salaries and social benefits, mainly due to an increase in the number of employees, (ii) an increase of $1,181 thousand, or 33% in subcontractor and consulting expenses relating to clinical programs and (iii) a decrease of $703 thousand, or 44% in share-based compensation expenses to our employees and service providers.

General and Administrative Expenses

The following table describes the breakdown of our general and administrative expenses for the indicated periods:

	For the year ended December 31,
	2023	2022
	U.S. dollars in thousands
Professional services	$1,486	1,085
Share-based compensation	1,909	3,513
Salaries and social benefits	1,011	837
Insurance	511	1,174
Traveling abroad	164	165
Others	633	362
	$5,714	7,136

Our general and administrative expenses for the years ended December 31, 2023 and 2022 were $5,714 thousand and $7,136 thousand, respectively. The decrease of $1,422 thousand, or 20%, was primarily attributable to (i) a $1,604 thousand, or 45%, decrease in share-based compensation expenses due to less grants of options and RSUs to our employees, directors and service providers, (ii) a decrease of $663 thousand, or 56%, in insurance costs as a public company, (iii) an increase of $174 thousand, or 21%, in salaries and social benefits, mainly due to additional compensation paid to our executive officers and an increase in the number of employees and (iv) a $401 thousand, or 37%, increase in professional services expenses.

Financing Expenses

Our financing expenses for the years ended December 31, 2023 and 2022 were $2,209 thousand and $45 thousand, respectively. The increase of $2,164 thousand was primary attributable to $1,659 thousand of loss from issuance of financial instruments, and $530 thousand of issuance cost.

Financing Income

Our financing income for the years ended December 31, 2023 and 2022 was $4,231 thousand and $1,257 thousand, respectively. The change in financing income was attributable to revaluation of the warrants and deposit interest.

B. Liquidity and Capital Resources

Overview

Since our inception, we have incurred losses and negative cash flows from our operations. For the year ended December 31, 2023, we incurred a net loss of approximately $11.3 million, while net cash of approximately $8.4 million was used in our operating activities. As of December 31, 2023, we had a negative working capital of approximately $0.5 million and an accumulated deficit of approximately $32.1 million. As of December 31, 2023, our cash and cash equivalents totaled approximately $2.6 million.

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

Through December 31, 2023, we have financed our operations primarily through our initial public offering, public and private offerings of our equity securities, proceeds from the exercise of warrants and options, and crowd funding of equity securities. Total gross invested capital as of December 31, 2023 was approximately $25 million, which included ordinary shares, SAFE agreements, options and warrants to purchase ordinary shares.

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

In April 2023, we entered into a sales agreement, or ATM, with A.G.P./Alliance Global Partners, or AGP, pursuant to which we may offer and sell, at our option, up to $5,743,677 of our ordinary shares through an at-the-market equity program under which AGP agreed to act as sales agent. In June 2023, we and AGP reduced the maximum aggregate offering amount under the ATM program to $502.30, and in October 2023, we terminated the ATM program with having sold 3,600 ordinary shares for aggregate gross proceeds of $7.2 thousands.

In June 2023, we received additional gross proceeds of approximately $4.5 million before deducting placement agent fee and related offering expenses million from a registered direct offering. Total issuance expenses in connection with the offering were $0.45 million.

Cash flows

The following table summarizes our statement of cash flows for the years ended December 31, 2023 and 2022:

	For the Years Ended December 31,
(U.S. dollars in thousands except share and per share data)	2023	2022
Net cash used in operating activities	$(8,452)	(7,586)
Net cash provided by (used in) investing activities	3,646	(3,541)
Net cash provided by financing activities	3,895	3,695
Effects of exchange rate changes on cash and cash equivalents	8	(88)
Increase (decrease) n cash and cash equivalents	$(903)	(7,520)

Net cash used in operating activities

Net cash used in operating activities was $8,452 thousand and $7,586 thousand for the years ended December 31, 2023 and 2022, respectively. The $866 thousand increase was attributable primarily to the increase in our increase in (i) our research and development expenses relating to our clinical study and (ii) general and administrative expenses mainly due to an increase in professional services and salary and related benefits.

Net cash provided by (used in) investing activities

Net cash provided by (used in) investing activities was $3,646 thousand and $(3,541) thousand for the years ended December 31, 2023 and 2022, respectively. The $7,187 thousand increase was attributable primarily to (i) changes in the investment in short-term and restricted deposits and (ii) interest received from deposits, which were partially offset by interest received from deposits.

Net cash provided by financing activities

Net cash provided by financing activities was $3,895 thousand and $3,695 thousand for the years ended December 31, 2023 and 2023, respectively. The increase was primarily due to the higher proceeds from issuance of shares, warrants and pre-funded warrants in 2023 compared to the proceeds from exercise of warrants in 2022.

Funding Requirements

Since our inception, almost all of our resources have been dedicated to the preclinical and clinical development of our lead product candidate, PrimeC. As of December 31, 2023, we had cash and cash equivalents of $2.6 million. We believe that our existing cash and cash equivalents will not be sufficient to fund the Company’s operations for a period of at least 12 months from the date of approval of our consolidated financial statements.

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

Contractual Obligations and Commitments

As of December 31, 2023, we did not have any material contractual obligation and commitments, except for lease agreements with respect to offices. In December 2021, we entered into an office space lease agreement in Herzilya, Israel (which commenced on January 1, 2022). Monthly rent payments including utilities amount to approximately $7 thousand and indexed to CPI. The lease period was for 24 months with an option to extend the lease period for additional two periods of 24 months each. We exercised the first period option, and we expect to exercise the second option for an additional lease period.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Recent Offerings

On June 22, 2023, we sold to health-care focused institutional purchaser (i) an aggregate of 1,330,000 of our ordinary shares at an offering price of $1.50 per share and (ii) pre-funded warrants to purchase up to an aggregate of 1,670,000 ordinary shares at an offering price of $5.499 per pre-funded warrant, in a registered direct offering. Each pre-funded warrant represented the right to purchase one ordinary shares at an exercise price of $0.0001 per share. The pre-funded warrants were exercisable immediately and at any time until the pre-funded warrants were exercised in full (subject to a beneficial ownership limitation set forth therein). In a concurrent private placement, we also issued an aggregate of 3,000,000 ordinary warrants, each representing the right to acquire one ordinary share, at the same purchase price in the registered direct offering. The ordinary warrants are exercisable immediately upon issuance at an exercise price of $1.50 per share, and will expire on the fifth anniversary of the original issuance date. Aggregate gross proceeds from the registered direct offering and concurrent private placement were approximately $4.5 million, before deducting the placement agent fee and related offering expenses. The offerings closed on June 26, 2023. As of the date of this annual report, the pre-funded warrants have been exercised in full.

C. Research and Development, Patents and Licenses

For a description of our research and development programs and the amounts that we have incurred over the last three years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Research and Development Expenses.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused that disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Policies and Use of Estimates

We describe our material accounting policies and estimates in Note 3 to our annual consolidated financial statements contained elsewhere in this annual report. We believe that these accounting policies and estimates are critical in order to fully understand and evaluate our financial condition and results of operations.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information concerning our directors and senior management, including their ages, as of the date of this annual report:

Name	Position	Age
Executive Management
Alon Ben-Noon	Chief Executive Officer, Director	44
Or Eisenberg	Chief Financial Officer	42
Dr. Ferenc Tracik	Chief Medical Officer	60
Dr. Niva Russek-Blum	Chief Technology Officer	48
Hagit Binder	Chief Operating Officer	45
Non-Executive Directors
Mark Leuchtenberger *	Chair of the Board of Directors	67
Cary Claiborne (1) (2) *	External Director	63
Christine Pellizzari (1) (2) *	External Director	56
Caren Deardorf (1) *	Director	59
Dr. Revital Mandil-Levin (2)	Director	49

(1)	Member of audit committee

(2)	Member of compensation committee

*	Independent director under Nasdaq rules

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

Or Eisenberg, Chief Financial Officer.

Or Eisenberg has served as our chief financial officer since June 2021. Prior to joining the Company, Mr. Eisenberg served in various finance and executive leadership roles with Mawson Infrastructure Group Inc. (formerly Wize Pharma Inc.). From March 2015 until November 2017, Mr. Eisenberg served as the chief financial officer and acting chief executive officer of Wize Pharma Ltd. From November 2017 until August 2021, Mr. Eisenberg served as the chief financial officer, treasurer and secretary of Mawson. Since August 2021, Mr. Eisenberg has served as a consultant to Mawson. Mr. Eisenberg was previously the controller at the Katzir Fund Group and has served as the external chief financial officer for a number of companies with securities listed on the Tel Aviv Stock Exchange. Mr. Eisenberg began his career as an accountant with Ernst& Young. Mr. Eisenberg holds a B.A. in Economics and Accounting from Haifa University, and is a Certified Public Accountant registered in the State of Israel.

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

Dr. Niva Russek-Blum, Chief Technology Officer.

Dr. Niva Russek-Blum has served as our chief technology officer since May 2023. Dr. Russek-Blum previously served as our Vice President of Discovery since 2021 and from 2018 to 2022 served as one of our scientific consultants. From 2012 until 2022, Dr. Russek-Blum served as a Principal Investigator in the ADSSC Institute (under the auspices of Ben- Gurion University). Dr. Russek-Blum holds a Ph.D. in Neuroscience and a M.Sc. in Molecular Biology from The Weizmann Institute of Science as well as a B.Med.Sc from The Hebrew University of Jerusalem.

Hagit Binder, Chief Operating Officer.

Hagit Binder has served as our chief operating officer since May 2023. Ms. Binder previously served as our Vice President of Operations since 2022. From 2018 until 2022, Ms. Binder served as VP project and marketing in Nextar Chempharma Solutions. Ms. Binder holds a M.Sc.in Biotechnology, a B.Sc in Molecular Biology as well as an MBA from Bar Ilan University.

Non-Executive Directors

The following is a brief summary of the business experience of the members of our board of directors who are not our executive officers.

Mark Leuchtenberger, Chair of the Board of Directors.

Mr. Leuchtenberger has served as the chair of our Board of Directors since October 1, 2021. He is currently CEO of next generation vaccine developer Spy Biotech Ltd and recently served as Executive Chairman for Aleta Biotherapeutics and previously as CEO of Brooklyn ImmunoTherapeutics and Chairman, President and CEO of IRX Therapeutics. He has over 20 years of experience as a CEO in the biopharmaceutical industry and has led companies through private financings and initial public offerings, taken products from research to IND and through to commercialization, and achieved M&A exits. Leuchtenberger was President and Chief Executive Officer and a member of the Board of Directors at Chiasma (NASDAQ: CHMA), Acusphere, Inc., Rib-X Pharmaceuticals, Inc. (now Melinta Therapeutics, Inc.), Targanta Therapeutics Corporation and Therion Biologics Corporation. Prior to Therion, he was a senior officer at Biogen Inc., where he led the late-stage development of the company’s flagship product Avonex and its commercialization in North America and internationally in 65 countries. He is a past director and chairman of the Massachusetts Biotechnology Council Board of Directors, was a cofounder of Albor Biologics, Inc. and Alvos Therapeutics, Inc. He received his MBA from the Yale School of Management and his BA from Wake Forest University.

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

B. Compensation

The aggregate compensation, including share-based compensation, paid by us to our executive officers and directors for the year ended December 31, 2023 was approximately $4,745 thousand. This amount includes accruals to provide pension, severance, retirement or similar benefits or expenses, bonuses based on goals achieved as of December 31, 2023 but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

Below is an outline of compensation granted or paid to our executive officers during the year ended December 31, 2023. The value of equity compensation is determined based on accounting rules that involve certain assumptions and key variables, as discussed in Note 10 of our consolidated financial statements. Additionally, as each of our executives received an inaugural equity award in connection with our IPO, the accounting valuation of equity compensation for 2023 is not necessarily representative of our compensation practices for the future. Social benefits provided to management consist of payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds, vacation pay, and recuperation pay as mandated by Israeli law.

During the year ended December 31, 2023, we paid a base salary or other payments including social benefits of $367 thousand to Mr. Ben-Noon, bonus based on goals achievements valued at $293 thousands and equity compensation valued at $353 thousand, for a total of $1,013 thousand. Mr. Ben-Noon does not receive extra compensation for his service as a member of the board of directors.

During the year ended December 31, 2023, we paid a base salary including social benefits of $279 thousand to Mr. Eisenberg, bonus based on goals achievements valued at $103 thousands and equity compensation valued at $640 thousand, for a total of $1,022 thousand. From the commencement of his employment until our IPO, Mr. Eisenberg agreed to the minimum monthly salary allowed by Israeli law.

During the year ended December 31, 2023, we paid a base salary and other costs related to employment with the Company of $405 thousand to Dr. Tracik, equity compensation valued at $386 thousand and bonus based on goals achievements valued at $127 thousands,, for a total of $918 thousand.

From April 1, 2023 through December 31, 2023, we paid a base salary and other costs related to employment with the Company of $140 thousand to Dr. Russek-Blum, equity compensation valued at $68 thousand and bonus based on goals achievements valued at $37 thousands, for a total of $223 thousand.

From April 1, 2023 through December 31, 2023, we paid a base salary and other costs related to employment with the Company of $143 thousand to Ms. Binder, equity compensation valued at $34 thousand and bonus based on goals achievements valued at $42 thousands, for a total of $245 thousand.

As of December 31, 2023, (i) 298,750 RSUs and (ii) 681,000 options to purchase 681,000 ordinary shares at a weighted average exercise price of $2.59, granted to our executive officers and directors were outstanding under our 2018 Employee Share Option Plan, or the 2018 Plan. Each option will expire ten years from the date of the grant thereof.

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

On May 30, 2023, at our annual general meeting of shareholders, our shareholders approved the grant of 24,000 RSUs to each of Mr. Pellizzari, Mr. Claiborne, Ms. Deardorf and Ms. Mandil-Levin and the grant of 64,000 RSUs to Mr. Leuchtenberger. The RSUs vest on the one year anniversary of the approval of our board of directors of the grant, which was May 20, 2023.

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

C. Board Practices

Board of Directors

Under the Companies Law and our amended and restated articles of association, our business and affairs will be managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our chief executive officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our chief executive officer is appointed by, and serves at the discretion of, our board of directors, subject to the agreed upon employment terms approved by our shareholders. All other executive officers are appointed by the chief executive officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them. Under our amended and restated articles of association, other than external directors, for whom special election requirements apply under the Companies Law, as detailed below, the number of directors on our board of directors will be no less than five and no more than nine directors divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2023 and after, each year the term of office of only one class of directors will expire. Our directors who are not external directors will be divided among the three classes as follows:

●	the Class I director is Caren Deardorf, and her term will expire at our annual meeting of shareholders to be held in 2026;

●	the Class II directors are Alon Ben-Noon and Mark Leuchtenberger, and their term will expire at our annual meeting of shareholders to be held in 2024; and

●	the Class III director is Dr. Revital Mandil-Levin, and her term will expire at our annual general meeting of shareholders to be held in 2025.

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

DIVERSITY OF THE BOARD OF DIRECTORS

Board Diversity Matrix (As of April 3, 2024)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of directors	6
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	3	0	1
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	1

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

D. Employees

As of December 31, 2023, we had sixteen full and part time employees and several part-time consultants, most of whom work at our headquarters in Herzliya, Israel and the rest of whom work in Zurich, Switzerland and Cambridge, Massachusetts.

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

2018 Employee Share Option Plan

The 2018 Plan was adopted by our board of directors on December 16, 2018. The 2018 Plan provides for the grant of options to our employees, offices, directors, advisors and consultants in order to promote a close identity of interests between those individuals and the Company and/or an affiliate of the Company.

Shares Available for Grant. As of December 31, 2023, there were 233,543 ordinary shares available for issuance under the 2018 Plan. The number of shares reserved for issuance is subject to an annual increase to be added as of the first day of the Company’s fiscal year, equal to 4% of the total number of shares issued and outstanding on a fully-diluted basis as of the end of the immediately preceding fiscal year (or such lesser number of shares, including no shares, determined by the Board in its sole discretion). Ordinary shares subject to options granted under the 2018 Plan that expire or forfeited or otherwise terminated without having been exercised in full will become available again for future grant under the 2018 Plan. On October 31, 2021, our Board approved an amendment to the 2018 Plan to increase the number of shares reserved under this plan to 1,151,130.

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

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table presents information relating to the beneficial ownership of our ordinary shares as of April 1, 2024, for:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;

●	each of our executive officers and directors; and

●	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of the date of this annual report to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 15,602,042 ordinary shares outstanding as of April 1, 2024.

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

Shareholder	Number	Percent
5% Shareholders
Alon Ben-Noon(1)	3,081,600	19.75%
Ariel Gordon(2)	1,060,561	6.9%

Executive Officers and Directors
Alon Ben-Noon(1)	3,081,600	19.75%
Or Eisenberg(3)	481,008	3.08%
Dr. Ferenc Tracik(4)	203,951	1.30%
Dr. Niva Russek-Blum(5)	92,428	*
Hagit Binder(6)	43,000	*
Mark Leuchtenberger(7)	184,000	1.17%
Cary Claiborne(8)	72,000	*
Caren Deardorf(9)	78,000	*
Christine Pellizzari(10)	72,000	*
Revital Mandil-Levin(11)	76,526	*
All executive officers and directors, as a group (10 persons)	3,516,552	29.21%

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)	Consists of 3,081,600 ordinary shares. Does not include 27,000 RSUs that will not vest within 60 days of April 1, 2024.

(2)	Based upon information contained in a Schedule 13G/A filed by the shareholder on February 13, 2024. Consists of 1,034,607 ordinary shares and warrants to purchase 25,954 ordinary shares that are exercisable within 60 days of April 1, 2024.

(3)	Consists of 460,008 ordinary shares and options to purchase 21,000 ordinary shares that are exercisable within 60 days of April 1, 2024. Does not include 27,000 RSUs that will not vest within 60 days of April 1, 2024.

(4)	Consists of 122,951 ordinary shares and options to purchase 81,000 ordinary shares that are exercisable within 60 days of April 1, 2024. Does not include 24,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 1, 2024.

(5)	Consists of 65,428 ordinary shares and options to purchase 27,000 ordinary shares that are exercisable within 60 days of April 1, 2024. Does not include 9,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 1, 2024.

(6)	Consists of 22,000 ordinary shares and options to purchase 21,000 ordinary shares that are exercisable within 60 days of April 1, 2024. Does not include 15,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 1, 2024.

(7)	Consists of 64,000 ordinary shares and options to purchase 120,000 ordinary shares that are exercisable within 60 days of April 1, 2024. Does not include 72,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 1, 2024.

(8)	Consists of 24,000 ordinary shares and options to purchase 48,000 ordinary shares that are exercisable within 60 days of April 1, 2024. Does not include 24,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 1, 2024.

(9)	Consists of 24,000 ordinary shares and options to purchase 54,000 ordinary shares that are exercisable within 60 days ofApril 1, 2024. Does not include 18,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 1, 2024.

(10)	Consists of 24,000 ordinary shares and options to purchase 48,000 ordinary shares that are exercisable within 60 days ofApril 1, 2024. Does not include 24,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 1, 2024.

(11)	Consists of 28,526 ordinary shares and options to purchase 48,000 ordinary shares that are exercisable within 60 days ofApril 1, 2024. Does not include 24,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 1, 2024.

Significant Changes in the Ownership of Major Shareholders

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this annual report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2021.

Holdings by U.S. Shareholders

As of April 1, 2024, seven U.S. record holders, including Cede and Co., held in the aggregate 73.7% of our ordinary shares.

B. Related Party Transactions

Agreements with Directors and Officers

Employment Agreements

We have entered into employment agreements with each of our executive officers. See “Item 6B. Directors, Senior Management and Employees — Compensation.”

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

The distribution of dividends may also be limited by the Companies Law, which permits the distribution of dividends only out of retained earnings or earnings derived over the two most recent fiscal years, whichever is higher, provided that there is no reasonable concern that payment of a dividend will prevent a company from satisfying its existing and foreseeable obligations as they become due. As of December 31, 2023, we did not have distributable earnings pursuant to the Companies Law. Dividend distributions may be determined by our board of directors, as our amended and restated articles of association do not provide that such distributions require shareholder approval.

B. Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2023.

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

On April 2, 2024, the last reported closing price of our Ordinary Shares on The Nasdaq Capital Market was $1.84 per share.

On April 2, 2024, the last reported closing price of our Warrants on The Nasdaq Capital Market was $0.5 per warrant.

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

Pursuant to the Companies Law, subject to certain exceptions with respect to the buyback by the Company of its ordinary shares, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements (less the amount of previously distributed dividends, if not reduced from the earnings), provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, then we may distribute dividends only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and, if applicable, the court determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All general meetings other than the annual meeting of shareholders are referred to in our amended and restated articles of association as special meetings. Our board of directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, as a company whose shares are listed for trade on an exchange outside of Israel, Israeli law provides that our board of directors is required to convene a special general meeting upon the written request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 10% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 10% or more of our outstanding voting power.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting may request that the board of directors include a matter in the agenda of a general meeting to be convened in the future (or, with respect to a company whose shares are listed for trade on an exchange outside of Israel, 5% if the matter is the appointment or removal of a director, provided that it is appropriate to discuss such a matter at the general meeting. Our amended and restated articles of association contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for shareholders meetings.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 60 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding, among other things, the following matters must be passed at a general meeting of our shareholders:

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax at a flat rate. In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years) (or “EEL”), which reduced the corporate income tax rate from 25% to 24% effective from January 1, 2017, and to 23% effective from January 1, 2018 and thereafter. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Preferred Enterprise, a Benefited Enterprise or a Preferred Technological Enterprise (as discussed below) may be considerably lower. Capital gains derived by an Israeli company are generally subject to corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, (or “IEL”), provides several tax benefits for “Industrial Companies.” We may qualify as an Industrial Company within the meaning of the IEL.

The IEL defines an “Industrial Company” as an Israeli resident-company, of which 90% or more of its income in any tax year, other than income from certain government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area,” in accordance with the definition under Section 3A of the Israeli Income Tax Ordinance (New Version) 1961 (or the “Ordinance”). An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following are the main tax benefits available to Industrial Companies:

●	Amortization of the cost of purchased patent, rights to use a patent, and know-how, which were purchased in good faith and are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

●	Under limited conditions, an election to file consolidated tax returns with controlled Israeli Industrial Companies; and

●	Expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

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

From time to time we may apply to the Israel Innovation Authority, (or “IIA”) for approval to allow a tax deduction for all or most of research and development expenses during the year incurred. There can be no assurance that such application will be accepted. If we will not be able to deduct research and development expenses during the year of the payment, we may be able to deduct research and development expenses in equal amounts over a period of three years commencing in the year of the payment of such expenses.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959 (or “the Investment Law”), provides certain incentives for capital investments in production facilities (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise, a Preferred Technological Enterprise, or a Special Preferred Technological Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment is made. In order to qualify for these incentives, the Company is required to comply with the requirements of the Investment Law.

The Investment Law was significantly amended effective as of April 1, 2005, (or the “2005 Amendment”), as of January 1, 2011, (or the “2011 Amendment”), and as of January 1, 2017 (or the “2017 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax Benefits Under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, 16% and 9% respectively, in 2014, 2015 and 2016, and 16% and 7.5%, respectively, in 2017 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, subject to certain conditions and during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to tax at the following rates: (i) Israeli resident corporations–0% (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply) (ii) Israeli resident individuals–20% (iii) non-Israeli residents (individuals and corporations)–20%, subject to a reduced tax rate under the provisions of any applicable tax treaty. The withholding tax rate applicable to distribution of dividend from such income to non-Israeli residents is 25% (or 30% if distributed to a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, as defined below), which may be reduced under an applicable tax treaty by applying in advance for a withholding certificate from the Israel Tax Authority (or “ITA”). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “Means of Control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right.

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

The 2017 Amendment further provides that a Preferred Company satisfying certain conditions (including group consolidated revenues of at least NIS 10 billion) will qualify as having a “Special Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

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

Capital Gains Taxes Applicable to Non-Israeli Resident Securityholders

A non-Israeli resident who derives capital gains from the sale of shares or warrants in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, will be exempt from Israeli tax as long as (among other conditions) the securities were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation whether directly or indirectly, or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the U.S. Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S. Israel Tax Treaty (or a “U.S. Resident”), is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares by the U.S. Resident would be subject to Israeli tax (unless exempt under the Israeli domestic law as described above). Under the U.S. Israel Tax Treaty, the gain may be treated as foreign source income for United States foreign tax credit purposes, upon an election by the U.S. Resident, and such U.S. Resident may be permitted to claim a credit for such taxes against the United States federal income tax imposed on such sale, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits. The U.S. Israel Tax Treaty does not provide such credit against any United States state or local taxes.

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

Capital Gains Taxes Applicable to Israeli Resident Securityholders

An Israeli resident corporation who derives capital gains from the sale of shares or warrants in an Israeli resident company will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate (currently of 23%). An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual securityholder is claiming deduction of interest expenditures or he is a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2024 plus 3% Surtax). Certain Israeli institutions who are exempt from tax under section 9(2) or section 129(C)(a)(1) of the Ordinance (such as exempt trust funds and pension funds) may be exempt from capital gains tax from the sale of the securities.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not), unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). For example, under the U.S. Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Technological Enterprise, Preferred Enterprise, Approved Enterprise or Beneficial Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Preferred Technological Enterprise, Benefited Enterprise or Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions related to the outstanding voting rights and the gross income for the previous year (as set forth in the previous sentences) are met. If the dividend is attributable partly to income derived from an Approved Enterprise, Preferred Technological Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate may be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. Application for the reduced tax rate requires appropriate documentation presented and specific instruction received from the ITA. To the extent tax is withheld at source at the maximum rates (see above), a qualified tax treaty recipient will have to comply with some administrative procedures with the ITA in order to receive a refund of any excess tax withheld.

A foreign resident who had income from a dividend that was accrued from Israeli source, from which (among other conditions) the full tax was deducted, will be exempt from filing a tax return in Israel, unless (i) such income was generated from a business conducted in Israel by such foreign resident, (ii) such foreign resident has other taxable sources of income in Israel with respect to which a tax return is required to be filed, or (iii) such foreign resident is liable to Surtax (see below) in accordance with section 121B of the Ordinance.

Dividend distribution by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise is subject to beneficial withholding tax rates. For a further discussion, see “Taxation and Government Programs—Israeli Tax Considerations—Law for the Encouragement of Capital Investments, 5719-1959—New Tax benefits Under the 2017 Amendment that Became Effective on January 1, 2017.”

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 721,560 for 2024, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

Certain Material United States Federal Income Tax Considerations

The following discussion describes certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of ordinary shares and Warrants by a U.S. Holder (as defined below) and holds them as a capital asset. This discussion is based on the tax laws of the United States, including the Code, the United States Department of the Treasury, or Treasury, regulations promulgated or proposed thereunder, administrative and judicial interpretations thereof, and the United States-Israel income tax treaty all as in effect on the date hereof. These tax laws are subject to change, possibly with retroactive effect, and subject to differing interpretations that could affect the tax consequences described herein. This discussion does not address the tax consequences to a U.S. Holder under the laws of any state, local or foreign taxing jurisdiction.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares or Warrants that, for United States federal income tax purposes, is:

●	an individual who is a citizen or resident of the United States;

●	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia corporation;

●	an estate the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust if (1) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all substantial decisions of the trust or (2) a valid election under the Treasury regulations is in effect for the trust to be treated as a United States person.

This discussion does not address all aspects of United States federal income taxation that may be applicable to U.S. Holders in light of their particular circumstances or status (including, for example, banks and other financial institutions, insurance companies, broker and dealers in securities or currencies, traders in securities that have elected to mark securities to market, regulated investment companies, real estate investment trusts, grantor trusts, partnerships or other pass-through entities and arrangements, corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, pension plans, persons that own or who are treated as constructively owning 10 percent or more of our stock by vote or by value, persons who expatriates out of the United States or former long-term residents of the United States, persons who acquired our ordinary shares or Warrants in connection with employment or other performance of services, persons that hold our ordinary shares or Warrants as part of a straddle, hedge or other integrated investment, and persons subject to alternative minimum tax or whose “functional currency” is not the U.S. dollar).

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

Exercise or Expiration of Warrants

In general, a U.S. Holder will not recognize gain or loss for U.S. federal income tax purposes upon exercise of a Warrant. A U.S. Holder will take a tax basis in the ordinary shares acquired on the exercise of a Warrant equal to the exercise price of the Warrant, increased by such U.S. Holder’s adjusted tax basis in the Warrant exercised. Subject to the PFIC, rules discussed below, such U.S. Holder’s holding period in the ordinary shares acquired on exercise of the Warrant will begin on the date of exercise of the Warrant and will not include any period for which such U.S. Holder held the Warrant.

The lapse or expiration of a Warrant generally will be treated as if the U.S. Holder sold or exchanged the Warrant and recognized a capital loss equal to the U.S. Holder’s adjusted tax basis in the Warrant. The deductibility of capital losses is subject to limitations.

The tax consequences of a cashless exercise of Warrants are unclear and could differ from the consequences described above. It is possible that a cashless exercise could be a taxable event. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the cashless exercise of Warrants, including with respect to whether the exercise is a taxable event, and their holding period and tax basis in the ordinary shares received.

Dividends

We do not expect to make any distribution with respect to our ordinary shares. However, if we make any such distribution, under the United States federal income tax laws, and subject to the PFIC rules discussed below, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in income for a U.S. Holder and subject to United States federal income taxation. Dividends paid to a noncorporate U.S. Holder that constitute qualified dividend income will be taxable at a preferential tax rate applicable to long-term capital gains of, currently, 20 percent, provided that the U.S. Holder holds the ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. If we are treated as a PFIC, dividends paid to a U.S. Holder will not be treated as qualified dividend income. If we are not treated as a PFIC, dividends we pay with respect to the ordinary shares generally will be qualified dividend income, provided that the holding period requirements are satisfied by the U.S. Holder and in the year that the U.S. Holder receives the dividend, our ordinary shares are readily tradable on an established securities market in the United States or we are eligible for benefits under the United States-Israel income tax treaty.

A U.S. Holder must include any Israeli tax withheld from the dividend payment in the gross amount of the dividend even though the U. S. Holder does not in fact receive it. The dividend is taxable to the U.S. Holder when the U.S. Holder of ordinary shares receives the dividend, actually or constructively. Because we are not a United States corporation, the dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in a U.S. Holder’s income will be the U.S. dollar value of the NIS payments made, determined at the spot NIS/U.S. dollar rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to certain significant conditions and limitations, including potential limitations under the United States-Israel income tax treaty, the non-refundable Israeli tax withheld in accordance with the United States - Israel income tax treaty and paid over to Israel may be creditable or deductible against a U.S. Holder’s United States federal income tax liability, if the U.S. Holder satisfies certain minimum holding period requirements. The election to credit or deduct foreign taxes is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Holder or withheld from a U.S. Holder that year. Dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income” for foreign tax credit limitation purposes. As a result of recent changes to the U.S. foreign tax credit rules, a withholding tax may need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. Holder. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. The rules relating to the determination of the foreign tax credit limitation are complex, and U.S. Holders should consult their tax advisor to determine whether and to what extent they will be entitled to a credit for Israeli withholding taxes imposed in respect of any dividend we distribute.

To the extent a distribution with respect to our ordinary shares exceeds our current or accumulated earnings and profits, as determined under United States federal income tax principles, the distribution will be treated, first, as a tax-free return of the U.S. Holder’s investment, up to the U.S. Holder’s adjusted tax basis in its ordinary shares, and, thereafter, as capital gain, which is subject to the tax treatment described below in”—Gain on Sale, Exchange or Other Taxable Disposition of our Ordinary Shares or Warrants.” We may not calculate our earnings and profits under United States federal income tax principles.

Gain on Sale, Exchange or Other Taxable Disposition of our Ordinary Shares or Warrants

Subject to the PFIC rules described below under “— Passive Foreign Investment Company Considerations,” a U.S. Holder that sells, exchanges or otherwise disposes of ordinary shares or Warrants in a taxable disposition generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. Dollar value of the amount realized and the U.S. Holder’s tax basis, determined in U.S. Dollars, in the ordinary shares or Warrants. Gain or loss recognized on such a sale, exchange or other disposition of ordinary shares or Warrants generally will be long-term capital gain if the U.S. Holder’s holding period in the ordinary shares or Warrants exceeds one year. Long-term capital gains of non-corporate U.S. Holders are generally taxed at preferential rates. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. A U.S. Holder’s ability to deduct capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

Based on our income and assets, we expect to be a PFIC for the preceding taxable year and expect to be a PFIC for the current taxable year. Because, the determination of our PFIC status is made based on the factual tests described below, however, we cannot provide any assurances regarding our PFIC status for the current or future taxable years or that the IRS will agree with our conclusion regarding our PFIC status. If we were classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules with respect to distributions on and sales, exchanges and other dispositions of the ordinary shares or Warrants. We will be treated as a PFIC for any taxable year in which at least 75 percent of our gross income is “passive income” or at least 50 percent of our gross assets during the taxable year (based on the average of the fair market values of the assets determined at the end of each quarterly period) are assets that produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. However, rents and royalties received from unrelated parties in connection with the active conduct of a trade or business are not considered passive income for purposes of the PFIC test. In determining whether we are a PFIC, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest (by value) is taken into account.

Excess Distribution Rules

If we were a PFIC with respect to a U.S. Holder, then unless the holder makes one of the elections described below, a special tax regime would apply to the U.S. Holder with respect to (a) any “excess distribution” (generally, aggregate distributions in any year that are greater than 125% of the average annual distribution received by the U.S. Holder in the shorter of the three preceding years or the U. S. Holder’s holding period for the ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares or Warrants. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions would not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Dividends.” For ordinary shares acquired pursuant to the exercise of Warrants, a U.S. Holder’s holding period will for this purpose include the holding period of such Warrants.

If we are treated as a PFIC for any taxable year during the holding period of a non-electing U.S. Holder (i.e., a U.S. Holder that does not elect to be taxed under one of the alternative regimes discussed below), we will continue to be treated as a PFIC for all succeeding years during which such non-electing U.S. Holder is treated as a direct or indirect non-electing U.S. Holder even if we are not a PFIC for such years. A U.S. Holder is encouraged to consult its tax advisor with respect to any available elections that may be applicable in such a situation, including the “deemed sale” election of Code Section 1298(b)(1) (which will be taxed under the adverse tax rules described above).

Certain elections by a U.S. Holder would alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment of the ordinary shares, as described below. However, these elections are not available with respect to the Warrants.

QEF Election

If we were a PFIC, the rules above would not apply to a U.S. Holder that makes an election to treat our ordinary shares as stock of a QEF. A U.S. Holder that makes a QEF election is required to include in income its pro rata share of our ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. Holder makes a QEF election generally by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), or IRS Form 8621, to a timely filed United States federal income tax return for the year beginning with which the QEF election is to be effective (taking into account any extensions). A QEF election can be revoked only with the consent of the IRS. In order for a U.S. Holder to make a valid QEF election, we must annually provide or make available to the U.S. Holder certain information. While we intend to provide to U.S. Holders the information required to make a valid QEF election, upon request, we cannot provide any assurances that we will have timely knowledge of our status as a PFIC, or that the information that we provide will be adequate to allow U.S. Holders to make a QEF election. A QEF election is not available for Warrants regardless of whether we provide such information

Mark-to-Market Election

If we were a PFIC, the rules above also would not apply to a U.S. Holder that makes a “mark-to-market” election with respect to the ordinary shares, but this election will be available with respect to the ordinary shares only if they meet certain minimum trading requirements to be considered “marketable stock” for purposes of the PFIC rules. A mark-to-market election is not available for Warrants.

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

A U.S. Holder that makes a valid mark-to-market election for the first tax year in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are a PFIC will be required to include each year an amount equal to the excess, if any, of the fair market value of such shares the holder owns as of the close of the taxable year over the U.S. Holder’s adjusted tax basis in such shares. The U.S. Holder will be entitled to a deduction for the excess, if any, of the U.S. Holder’s adjusted tax basis in the ordinary shares over the fair market value of such shares as of the close of the taxable year, but only to the extent of any net mark-to-market gains with respect to such shares included by the U.S. Holder under the election for prior taxable years. The U.S. Holder’s basis in such ordinary shares will be adjusted to reflect the amounts included or deducted pursuant to the election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the sale, exchange or other taxable disposition of such ordinary shares, will be treated as ordinary income. The deductible portion of any mark-to-market loss, as well as loss on a sale, exchange or other disposition of our ordinary shares to the extent that the amount of such loss does not exceed net mark-to-market gains previously included in income, will be treated as ordinary loss.

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

Certain Information Reporting with Respect to Foreign Financial Assets

Certain U.S. Holders may be required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, and IRS Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, reporting transfers of cash or other property to us and information relating to the U.S. Holder and us. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. See also the discussion regarding Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, above.

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

Information Reporting and Backup Withholding

In general, information reporting, on IRS Form 1099, will apply to dividends in respect of ordinary shares and the proceeds from the sale, exchange or redemption of ordinary shares or Warrants that are paid to a U.S. Holder of ordinary shares or Warrants within the United States (and in certain cases, outside the United States), unless such U.S. Holder is an exempt recipient such as a corporation. Backup withholding (currently at a 24% rate) may apply to such payments if a U.S. Holder of ordinary shares or Warrants fails to provide a taxpayer identification number (generally on an IRS Form W-9) or certification of other exempt status or fails to report in full dividend and interest income.

Backup withholding is not an additional tax. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the U.S. Holder’s income tax liability by filing a refund claim with the IRS.

The discussion above is a general summary and is not intended to constitute a complete analysis of all tax consequences relating to the purchase, ownership and disposition of our ordinary shares or Warrants. It does not cover all tax matters that may be of importance to a U.S. Holder. U.S. Holders should consult their own tax advisors concerning the tax consequences relating to the purchase, ownership and disposition of our ordinary shares or Warrants.

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

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our financial position, results of operations or cash flows.

Foreign Currency Exchange Risk

The U.S. dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in NIS. As a result, we are exposed to the risk that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation, if any, of the NIS against the dollar. For example, the dollar depreciated against the NIS in 2021 by 3.27%, the dollar strengthened against the NIS in 2022 by 12.5% and the dollar strengthened against the NIS in 2023 3.5%. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

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

We used a portion of our IPO proceeds through December 31, 2023 proceeds to advance the clinical development of our lead product candidate, for preclinical research and development and for working capital and general corporate purposes. Other than director fees to directors and compensation to Alon-Ben Noon for his services as the Company’s chief executive officer, none of the net proceeds of our offering have been paid directly or indirectly to any of our directors or executive officers, to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment and this framework, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023.

(c) Attestation Report of Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to our status as an emerging growth company and, accordingly, are exempt from the requirement to provide such a report

(d) Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2023 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

	Year Ended December 31,
Services Rendered	2023	2022
	(U.S. dollars in thousands)
Audit Fees (1)	170	110
Audit Related Fees	-	-
Tax Fees (2)	7	5
All Other Fees	-	-
Total	177	115

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements, and fees relating to regulatory filings including review of registration statements. (2) Tax fees are the aggregate fees for professional services rendered during the period for tax compliance and tax advice other than in connection with the audit.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on December 31, 2024.

ITEM 16K. CYBERSECURITY

Our current cybersecurity risk assessment and protection program consists of various cybersecurity software features designed to protect our systems and data and alert us of any cybersecurity incidents, such as software to strengthen protection against forms of malware, including ransomware, spyware, keyloggers and adware and various measures which limit the ability of different sectors within our organization to access certain types of information. We also maintain backups to our systems and data which would help us in recovery and mitigation in the event of a cybersecurity incident. Additionally, we work with external service providers that provide us with information technology services, including the assessment and identification of risks from cybersecurity threats and to help manage our risk assessment program.

The oversight of cybersecurity threats is undertaken by our CFO, who has experience in various leadership and consultancy roles. In the event of a material incident or threat, our CEO is notified as well. The CEO would then be expected to report the threat to the audit committee of the Board of Directors, which is responsible for oversight of strategic, financial and other major risks to the Company, which could include those posed by cybersecurity threats. The level of each risk would be determined by considering the impact of the risk itself and the likelihood of the risk materializing and high scoring risks are actioned upon. The Company's risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the company’s objectives as well as specific risks related to a compromise to the security of data. See “Item 3.D Risk Factors—Risks Related to Our Business and Strategy—Our internal computer systems, or those of our CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a disruption of our drug development programs.”

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit no.	Exhibit
1.1	Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
2.1*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
4.2	2018 Employee Share Option Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8, filed with the SEC on February 2, 2022)
4.3	Compensation Policy (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
4.4	Form of Share Purchase Agreement (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
4.5	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
4.6	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
4.7	Form of Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
4.8	Form of Warrant Agency Agreement between American Stock Transfer & Trust Company. LLC and NeuroSense Therapeutics Ltd. (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
4.9	Sales Agreement, dated April 14, 2023, by and between NeuroSense Therapeutics Ltd. and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K filed with the SEC on April 14, 2023)
4.10	Placement Agent Agreement, dated as of June 22, 2023, by and between NeuroSense Therapeutics Ltd. and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 1.1 to the Registrant’s Report on Form 6-K filed with the SEC on June 23, 2023)
4.11	Form of Securities Purchase Agreement, dated as of June 22, 2023, by and between NeuroSense Therapeutics Ltd. and the purchaser identified on the signature page thereto (incorporated by reference to Exhibit 10.1 to the Registrants Report on Form 6-K filed with the SEC on June 23, 2023)
4.12	Form of Ordinary Warrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Report on Form 6-K filed with the SEC on June 23, 2023)
4.13	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 to the Registrants Report on Form 6-K filed with the SEC on June 23, 2023)
8.1*	List of Subsidiaries of NeuroSense Therapeutics Ltd.
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350
15.1*	Consent of Somekh Chaikin (Member firm of KPMG International), Independent Registered Public Accounting Firm
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-1, filed with the SEC on July 21, 2023)
97.1*+	Clawback Policy
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

+	Management contract or compensatory plan or arrangement.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NeuroSense Therapeutics LTD.

By:	/s/ Alon Ben-Noon
	Name:	Alon Ben-Noon
	Title:	Chief Executive Officer

By:	/s/ Or Eisenberg
	Name:	Or Eisenberg
	Title:	Chief Financial Officer

Date: April 4, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
NeuroSense Therapeutics Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of NeuroSense Therapeutics Ltd. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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
Tel-Aviv, Israel
April 4, 2024

NeuroSense Therapeutics Ltd.
Consolidated Statements of Financial Position
(U.S. dollars in thousands)

		As of December 31,
	Note	2023	2022
Assets
Current assets:
Cash and cash equivalent	4	$2,640	$3,543
Short term deposits	16	-	3,547
Other receivables	5	236	255
Restricted deposits		40	36
Total current assets		2,916	7,381

Non-current assets:
Property, plant and equipment, net	6	85	77
Right of use assets	7	153	229
Restricted deposit		22	23
Total non-current assets		260	329
Total assets		$3,176	$7,710

Liabilities shareholders’ and equity
Current liabilities:
Trade payables		$1,459	$498
Other payables	8	2,000	1,228
Total current liabilities		3,459	1,726

Non Current liabilities:
Long term lease liability	7	73	147
Liability in respect of warrants	16	1,518	218
		1,591	365

Total liabilities		5,050	2,091

Shareholders’ equity:	9,10
Ordinary shares		—	—
Share premium and capital reserve		30,192	26,405
Accumulated deficit		(32,066)	(20,786)
Total shareholders’ equity (deficit)		(1,874)	5,619
Total liabilities and shareholders’ equity		$3,176	$7,710

The accompanying notes are an integral part of these consolidated financial statements.

NeuroSense Therapeutics Ltd.
Consolidated Statements of Income and Comprehensive Loss
(U.S. dollars in thousands, except share and per share data)

		For the year ended December 31
	Note	2023	2022	2021
Research and development expenses	11	$(7,588)	$(6,416)	$(3,082)

General and administrative expenses	12	(5,714)	(7,136)	(2,505)

Operating loss		(13,302)	(13,552)	(5,587)

Financing expenses	13	(2,209)	(45)	(1,186)
Financing income	13	4,231	1,257	2,732

Total financing income, net		2,022	1,212	1,546

Net loss and comprehensive loss		$(11,280)	$(12,340)	$(4,041)

Basic and diluted net loss per share	15	$(0.83)	$(1.07)	$(0.65)

The accompanying notes are an integral part of these consolidated financial statements.

NeuroSense Therapeutics Ltd.
Consolidated Statements of Changes in Equity
(U.S. dollars in thousands)

	Ordinary Shares	Share Premium and Capital Reserve	Accumulated Deficit	Total Equity (Deficit)
Balance as of January 1, 2021	$—	$5,064	$(4,405)	$659

Issuance of SAFE instruments	—	800	—	800
Exercise of warrants and options	—	1,311	—	1,311
Share based compensation	—	4,716	—	4,716
Issuance of ordinary shares, net upon IPO	—	5,561	—	5,561
Net loss and comprehensive loss	—	—	(4,041)	(4,041)

Balance as of December 31, 2021	$—	$17,452	$(8,446)	$9,006

Share-based compensation	—	4,735	—	4,735
Net loss and comprehensive loss	—	—	(12,340)	(12,340)
Cancelation of options	—	(96)	—	(96)
Exercise of warrants	—	4,314	—	4,314

Balance as of December 31, 2022	$—	$26,405	$(20,786)	$5,619

Share-based compensation	—	2,959	—	2,959
Net loss and comprehensive loss	—	—	(11,280)	(11,280)
Exercise of options	—	5	—	5
Exercise of pre-funded warrants	—	823	—	823
Balance as of December 31, 2023	$—	$30,192	$(32,066)	$(1,874)

The accompanying notes are an integral part of these consolidated financial statements.

NeuroSense Therapeutics Ltd.
Consolidated Statements of Cash Flows
(U.S. dollars in thousands)

	For the year ended December 31
	2023	2022	2021
Cash flows from operating activities
Net loss for the year	$(11,280)	$(12,340)	$(4,041)
Adjustments for:
Depreciation and amortization	97	89	3
Share based compensation	2,798	5,105	4,159
Revaluation of liability in respect to warrants and pre-funded warrants	(4,036)	(1,166)	(2,732)
Loss from disposal of property and equipment	-	-	8
Day 1 loss from issuance of financial instruments	1,659	-	-
Financing expenses (income), net	402	(24)	791

Changes in assets and liabilities:
Decrease (increase) in other receivables	19	55	(204)
Increase (decrease) in trade payables	961	459	(16)
Increase in other payables	928	236	493

Net cash used in operating activities	(8,452)	(7,586)	(1,539)

Cash flows from investing activities
Interest received	178	49	-
Purchase of property, plant and equipment	(29)	(70)	(17)
Redemption of (investment in) short term deposit	3,500	(3,500)	-
Investment in restricted deposit, net	(3)	(20)	-
Net cash provided by (used in) investing activities	3,646	(3,541)	(17)

Cash flows from financing activities
Issuance of SAFE instruments	-	-	800
Payment in respect of cancellation of options	-	(96)	-
Exercise of warrants and options	5	3,870	1,238
Repayment of lease liability	(80)	(79)	-
Issuance of shares, warrants and pre-funded warrants, net	3,970	-	9,864

Net cash provided by financing activities	3,895	3,695	11,902

Effects of exchange rate changes on cash and cash equivalents	8	(88)	18
Increase (decrease) in cash and cash equivalents	(903)	(7,520)	10,364

Cash and cash equivalents as at the beginning of the year	3,543	11,063	699

Cash and cash equivalents as of the end of the year	$2,640	$3,543	$11,063

Non-cash activity
Share based payment modification	$161	$-	$-
Recognition of right of use assets	$-	$306	$-
Exercise of warrants and pre-funded warrants	$823	$444	$-
Exercise of options	$-	$-	$76

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

Based on current expected level of operating expenditures, the Company’s cash resources as at December 31, 2023 shall not be sufficient to fund the Company’s operations for a period of at least 12 months from the approval of these consolidated financial statements, assuming that the Company will continue its development plan in accordance with the original pipeline and without delaying or slowing down the progress of its plans. The Company will require additional cash to fund the execution of its mid and long-term development program. The Company anticipates raising additional funds through public or private sales of debt or equity securities, collaborative arrangements, or some combination thereof. Whilst management is progressing with its plans to secure external financing, these still require approval by third parties, and accordingly, there is no assurance that any such arrangement will be entered into or that financing will be available when needed in order to allow it to continue its operations, or if available, on terms favorable or acceptable to it.

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

C.	On October 3, 2022, the Company established a US based subsidiary, NeuroSense US Inc. (“US Subsidiary”). From establishment through December 31, 2023, the US Subsidiary had no activity. The subsidiary will perform research and development activity and engage in possible collaboration agreements. On July, 2023 the Company established a German based subsidiary, NeuroSense GmbH (“NeuroSense GmbH “). NeuroSense GmbH will perform research and development activity and engage in possible collaboration agreements. From establishment through December 31, 2023, NeuroSense GmbH had no activity.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 1 — General (cont.)

D.	In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets, launched extensive rocket attacks and kidnapped many Israeli civilians and soldiers. Following the attack, Israel declared war against Hamas. In parallel, border clashes between Israel and the Hezbollah terrorist group on Israel’s northern border with Lebanon intensified and may escalate into a greater regional conflict.

All of the Company’s clinical and pre-clinical research and development is currently being conducted outside of Israel, other than its 12-month open label-extension (“OLE”) study of the PARADIGM trial, partially conducted in Tel Aviv, and a Phase 2 trial for Alzheimer’s disease that we conduct in Haifa, Israel. The OLE has not been affected by the war, although the quality of the study may be adversely affected if as a result of the war patients are unable to visit the study center or the study coordinator is not able to conduct home visits and monitor the patients. In addition, in the event of a significant escalation of hostilities in northern Israel, there may be a delay in the planned Alzheimer trial. The Company may also elect to set up a site in Israel for a Phase 3 pivotal ALS trial of PrimeC, but this would be in addition to numerous other sites in Europe and the U.S., and as a result it does not expect the timeline or quality of this trial to be adversely affected by the war.

The Israel Defence Force (the “IDF”), the national military of Israel, is a conscripted military service, subject to certain exceptions. Since October 7, 2023, the IDF has called up several hundred thousand of its reserve forces to serve. Fourteen out of the Company’s current 16 employees are resident in Israel. Two of its non-management employees in Israel who do not perform critical functions have been called, and additional employees may be called, for service in the current or future wars or other armed conflicts with Hamas or other terrorist groups, and such persons may be absent for an extended period of time. As a result, its operations in Israel may be disrupted by such absences, which disruption may materially and adversely affect its business, prospects, financial condition and results of operations.

Although until approval of these financial statements, the impact of the war on the Company was negligible, it is currently not possible to predict the duration or severity of the ongoing conflict or its effects on the Company’s business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt its business and operations, and hamper its ability to raise additional funds or sell its securities, among others.

Note 2 — Basis of Preparation

A.	Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. These consolidated financial statements were authorized for issuance by the board of directors of the Company on April 2, 2024.

B.	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following assets and liabilities: Financial instruments, derivatives and other assets and liabilities measured at fair value through profit or loss (see note 16).

For further information regarding the measurement of these assets and liabilities see Note 3 regarding material accounting policies.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 2 — Basis of Preparation (cont.)

C.	Functional and presentation currency

These consolidated financial statements are presented in U.S. dollars ("$"), which is the Company’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated. The U.S. dollar is the currency of the primary economic environment in which the Company operates and expects to operate in the foreseeable future.

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

Foreign currency differences arising on translation are recognized in the consolidated statement of income as financing expenses or income.

Below are details regarding the exchange rate of the New Israeli Shekel (“NIS”), the Euro and the GBP:

	Euro	GBP	NIS
December 31, 2023	1.10	1.27	0.27
December 31, 2022	1.07	1.20	0.28
December 31, 2021	1.13	1.35	0.32
Change in percentages:
Year ended December 31, 2023	2.5	5.8	(3.5)
Year ended December 31, 2022	(5.3)	(11.1)	(12.5)
Year ended December 31, 2021	(7.3)	(0.73)	3.2

D.	Operating Cycle

The Company’s operating cycle is one year.

E.	Use of estimates and judgment

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

Below is information about significant assumptions made by the Company’s management with respect to estimates and judgments:

Fair value measurement of financial instruments

The Company accounts for financial liabilities relating to warrants and related derivatives at fair value through profit or loss. The fair value of these instruments determined by using the Black-Scholes model and assumptions regarding unobservable inputs used in the valuation model, all of which can lead to profit or loss from a change in the fair value of these instruments.

For information on details regarding fair value measurement at Level 2 and sensitivity analysis see Note 16 regarding financial instruments.

F.	Initial application of new standards, amendments to standards and interpretations

Amendment to IAS 1, Presentation of Financial Statements: “Disclosure of Accounting Policies” (“the Amendment”)

According to the Amendment, companies must provide disclosure of their material accounting policies rather than their material accounting policies. Pursuant to the Amendment, accounting policy information is material if, when considered with other information disclosed in the financial statements, it can be reasonably be expected to influence decisions that the users of the financial statements make on the basis of those financial statements.

The Amendment also clarifies that accounting policy information is expected to be material if, without it, the users of the financial statements would be unable to understand other material information in the financial statements. The Amendment also clarifies that immaterial accounting policy information need not be disclosed.

As a result of applying the Amendment, the extent of the accounting policy disclosure provided in the financial statements for 2023 was reduced and adjusted according to the Company’s specific circumstances.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 3 — Material Accounting Policies

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements.

A.	Property, plant and equipment

(1)	Recognition and measurement

Property, plant and equipment are measured at cost less accumulated depreciation.

Cost includes expenditures that are directly attributable to the acquisition of the asset.

(2)	Depreciation

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of the property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are as follows:

%
Computers and peripherals and equipment	33
Office furniture and equipment	7 – 15
Leasehold improvements	The shorter of the lease term and the useful life

B.	Financial instruments

(1)	Non-derivative financial assets

The Company initially recognizes receivables and debt instruments issued on the date that they are created. All other financial assets are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. A financial asset is initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial asset and subsequent measured at amortized cost.

(2)	Non-derivative financial liabilities

Non-derivative financial liabilities include: (1) trade and other payables, which are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Subsequent to initial recognition these financial liabilities are measured at amortized cost. And (2) liabilities in respect of pre-funded warrants which measured initially at fair value. Subsequent to initial recognition this financial liability is measured at fair value through profit and loss

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 3 — Material Accounting Policies (cont.)

B.	Financial instruments (cont.)

(3)	Derivative financial liabilities

Derivatives are recognized initially at fair value. Attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss, as financing income or expense. Inter alia, the Company implements the said accounting treatment to changes in the fair value of warrants that contain a cashless exercise mechanism. For further information, see Note 10.

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

C.	Research and Development

Development expenditures, including patent registration costs, are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset.

As of December 31, 2023, no development expenditures have met the recognition criteria and thus the Company expensed all of its development expenditures as incurred.

D.	Employee benefits

(1)	Post-employment benefits

The Company’s liability for severance pay for its employees is calculated pursuant to Israeli Severance Pay Law (1963) (the “Severance Pay Law”). The Company’s liability is covered by monthly deposits with severance pay funds and insurance policies. For all of the Company’s employees, the payments to pension funds and to insurance companies exempt the Company from any obligation towards its employees, in accordance with Section 14 of the Severance Pay Law, which is accounted for as a defined contribution plan. Accumulated amounts in pension funds and in insurance companies are not under the Company’s control or management and, accordingly, neither those amounts nor the corresponding accrual for severance pay are presented in the consolidated statements of financial position. Obligations for contributions to defined contribution pension plans are recognized as expenses in the period which related services are rendered by employees.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 3 — Material Accounting Policies (cont.)

D.	Employee benefits (cont.)

(2)	Share based payment

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at the grant date. The fair value is determined using an acceptable option pricing model. As for other service providers, the cost of each transaction is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration for equity instruments cannot be measured, such goods or services are measured by reference to the fair value of the equity instruments granted.

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

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in the liability, over the period that the employees become unconditionally entitled to payment. The liability is re-measured at each reporting date until the settlement date. Any changes in the fair value of the liability are recognized as a salary expense in profit or loss.

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

E.	Income tax

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

As of December 31, 2023, no deferred tax assets have been recorded since it is not probable that the Company will have future taxable income against which any tax losses, benefits or deductible temporary differences can be utilized.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 3 — Material Accounting Policies (cont.)

F.	Financing income and expenses

Financing income includes interest income and foreign currency gains or losses and revaluation of liability measured in fair value through profit or loss. Interest income is recognized as it accrues using the effective interest method. Financing expense includes mainly bank charges, interest on lease liability, foreign currency losses and issuance expenses.

Interest income or expense is recognized using the effective interest method. Generally, in calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the financial asset or to the amortized cost of the financial liability, as applicable.

In the statements of cash flows, interest received presented as part of cash flows from investing activities.

Note 4 — Cash and cash equivalent

	December 31, 2023	December 31, 2022
	U.S. dollars in thousands
Denominated in NIS	$107	$229
Denominated in USD	*2,533	3,309
Denominated in EUR	-	1
Denominated in GBP	-	4
	$2,640	$3,543

(*) Including short term bank deposit for a period of 1-2 months at an interest rate of 5%.

Note 5 — Other receivables

	December 31, 2023	December 31, 2022
	U.S. dollars in thousands
Government agencies	$29	$24
Prepaid expenses	70	124
Other	137	107
	$236	$255

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 6 — Property, plant and equipment, net

Balance as of December 31, 2023:

	Computers and peripherals and equipment	Office furniture and equipment	Leasehold improvements		Total
	U.S. dollars in thousands
Cost:
Balance at January 1, 2023	$66	$25	$3		$94
Purchases during the year	26	3	-		29

Balance at December 31, 2023	92	28	3		123

Accumulated depreciation:
Balance at January 1, 2023	14	3	-		17
Depreciation during the year	20	1	(*	)	21

Balance at December 31, 2023	34	4	(*	)	38

Depreciated cost at December 31, 2023	$58	$24	$3		$85

Balance as of December 31, 2022:

	Computers and peripherals and equipment	Office furniture and equipment	Leasehold improvements	Total
	U.S. dollars in thousands
Cost:
Balance at January 1, 2022	$8	$16	$-	$24
Purchases during the year	58	9	3	70

Balance at December 31, 2022	66	25	3	94

Accumulated depreciation:

Balance at January 1, 2022	4	1	-	5
Depreciation during the year	10	2	-	12

Balance at December 31, 2022	14	3	-	17

Depreciated cost at December 31, 2022	$52	$22	$3	$77

*	Less than $1 thousand.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 7 — Lease

The Company has lease agreements with respect to offices. In December 2021, the Company entered into an office space lease agreement (which commenced on January 1, 2022). Monthly rent payments including utilities amount to approximately $7 thousand and indexed to CPI. The lease period is for 24 months with an option to extend the lease period for additional two periods of 24 months each (and the first one was exercised by us). Accordingly, the Company recognized in the consolidated statement of financial position a right-of-use asset in the amount of $306 thousand concurrently with the recognition of a lease liability in the same amount.

Right-of-use-assets

Carrying amounts of right-of-use assets and movement during the year:

Balance as of January 1, 2022	$-
Initial recognition	306
Depreciation on right-of-use-assets	(77)

Balance as of December 31, 2022	$229

Depreciation on right-of-use-assets	$(76)

Balance as of December 31, 2023	$153

Lease liability

Maturity analysis of the Company’s lease liabilities

December 31, 2023
U.S. dollars in thousands
Less than one year	$69
Two years	73

Total	$142

Current maturities of lease liability	$69

Long-term lease liability	$73

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 7 — Lease (cont.)

Additional information on leases

The following is a summary of weighted average remaining lease terms and discount rate for Company’s leases:

December 31, 2023
Lease term (years)	2
Weighted average discount rate	6%

The following are the amounts recognized in profit or loss:

	For the year ended December 31,
	2023	2022	2021
	U.S. dollars in thousands
Interest expenses on lease liability	$11	$15	$-
Amortization of right-of-use-assets	76	77	-
	$87	$92	$-

Presented hereunder are the lease payments the Company paid in the year ended December 31, 2023, 2022 and 2021:

	For the year ended December 31,
	2023	2022	2021
	U.S. dollars in thousands
Lease payments	80	79	-
	$80	$79	$-

Note 8 — Other payables

	December 31,
	2023	2022
	U.S. dollars in thousands
Employees and payroll accruals (*)	$1,317	$751
Short term lease liability	69	64
Accrued expenses	614	413
	$2,000	$1,228

(*)	Includes share-based payment compensation liability of $209 thousands and $370 thousand as of December 31, 2023 and 2022 respectively. See note 14.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 9 — Shareholders’ Equity

A.	Share capital

	Number of shares December 31
	Authorized 2023	Issued and paid 2023	Authorized 2022	Issued and paid 2022
Ordinary shares of no par value	60,000,000	15,379,042	60,000,000	11,781,963

a.	In February, May, June and July 2021, the Company entered into Simple Agreements for Future Equity (each, a “SAFE”) with four separate investors for aggregate proceeds of $800 thousand. Pursuant to the terms of each SAFE, upon consummation of an equity financing, the Company will issue to each investor the number of ordinary shares equal to the purchase amount divided by the SAFE price, which is defined as the price per share equal to 80% of the equity financing valuation (to be no less than $25,000 thousand). The SAFE Agreements also provide the investor the right to automatically receive ordinary shares in the case of a liquidity event, defined as a change of control event or an initial public offering. In the case of a liquidity event the investors are entitled to the number of ordinary shares equal to the investment amount divided by the liquidity price. The liquidity price is defined as the price per share equal to the Company’s valuation at the time of the liquidity event, multiplied by 80%, and divided by the Company’s capitalization (to be no less than $25,000 thousand). In December 2021, as part of Company’s initial public offering (“IPO”) (as described in Note 9g below), the SAFEs were converted at a price per share of $2.892 into 276,672 ordinary shares. For accounting purposes, the SAFE instrument was classified under shareholders’ equity.

b.	During 2018 and 2019, the Company entered into several Share Purchase Agreements (“SPAs”) with multiple investors pursuant to which the Company issued shares and warrants. Pursuant to the SPAs, the warrants had an exercise price of $0.67 and were set to expire on December 31, 2020. During 2020, the board of directors extended the expiration period for each warrant to December 31, 2021. In September 2021, three of the warrant holders assigned all or part of their warrants to four assignees, among whom are the Company’s CFO and related parties of the Company’s CEO and CFO).

In August and September 2021 after the said assignments, the Company received warrant exercise notices of 1,837,500 warrants, out of the total 2,130,000 warrants outstanding at that time. The other 292,500 warrants that were not exercised were waived by their owners. As a result of the said exercises, the Company received aggregate proceeds of $1,225 thousand.

c.	In May and October 2021, several option holders exercised their outstanding options to purchase 285,000 ordinary shares for a gross proceed of $10 thousand.

d.	In October 2021, several option holders, holding an aggregate amount of 961,440 options, signed an exercise notice for their options. The proceeds from such options exercise were approximately $76 thousand. As of December 31, 2023, the amount of $47 thousand from such exercises were recognized as other receivables.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 9 — Shareholders’ Equity (cont.)

A.	Share capital (cont.)

e.

In December 2021, the Company closed its IPO in the United States and issued 2,000,000 units consisting of 2,000,000 Ordinary shares and 2,000,000 tradable warrants with an exercise price of $6 per share and term of 5 years. In certain cases, the warrants may be exercised on a cashless basis. Therefore, the warrants are accounted for as derivative instruments which are classified as a liability and measured at fair value through profit or loss (refer also to Note 16). The total gross consideration was $12,000 thousand. $4,560 thousand was initially attributed to the warrants based on their fair value and the remaining amount was attributed to the ordinary shares issued and recognized as an equity component in the amount of $7,440 thousand. Applicable issuance costs, amounting to $2,136 thousand, have been allocated in the same proportion as the allocation of the gross proceeds. An amount of $812 thousand was considered as issuance costs allocated to the warrants and has been recorded in profit or loss as finance expense, while costs allocated as issuance costs of ordinary shares in the amount of $1,324 thousand have been recorded in equity as a reduction of the share premium. As part of the IPO, the Company also recognized share-based issuance costs of $898 thousand which were allocated in the same proportion as the allocation of the gross proceeds from the IPO, accordingly an amount of $341 thousand was considered as issuance costs allocated to the warrants and has been recorded in profit or loss as finance expense, while costs allocated as issuance costs of ordinary shares in the amount of $557 thousand have been recorded in equity as a reduction of the share premium (refer also to Note 10(7)). See note 16 regarding the measurement of the warrants liability.

The total net proceeds from the offering were approximately $9,864 thousand and net proceeds from the exercise of underwriter’s option were $3 thousand.

f.	In March 2022, the Company received an amount of $3,870 thousand as a result of the exercise of 645,000 warrants at a price per share of $6.

g.	On April 14, 2023, the Company entered into a sales agreement with Alliance Global Partners, pursuant to which the Company may offer and sell, from time to time, to or through the Alliance Global Partners as agent or principal, ordinary shares an at-the-market offering, having an aggregate offering price of up to $5,744 thousands. On June 22, 2023, the Company filed a prospectus supplement reflecting a reduction in the size of the at-the-market offering to $502 thousands. During the reporting period, the Company sold 3,600 ordinary shares for a gross proceed of $7 thousands through the at-the-market offering. Issuance expenses were equal to the proceeds received.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 9 — Shareholders’ Equity (cont.)

A.	Share capital (cont.)

h.

On June 22, 2023, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which the Company agreed to issue and sell, in a registered direct offering: (i) an aggregate of 1,330,000 ordinary shares, no par value, and (ii) an aggregate of 1,670,000 Pre-Funded warrants, each representing the right to acquire one ordinary share with exercise price of $0.0001, exercisable at any time until exercised in full and (iii) an aggregate of 3,000,000 Warrants. The Warrants are exercisable immediately upon issuance at an exercise price of $1.50 per Ordinary Share and will expire on the fifth anniversary of the original issuance date. The gross proceeds were approximately $4.5 million before deducting the placement agent fee and related offering expenses. Total issuance expenses in connection with the offering were $455 thousands.

In certain cases, the Warrants and Pre-Funded warrants above may be exercised on a cashless basis. Therefore, the Pre-Funded Warrants are accounted for as financial liability and the Warrants are accounted for as derivative instruments and accordingly also classified as a liability. Both liabilities are measured at fair value through profit or loss. In accordance with IFRS 9, the consideration received from the issuance of different financial instruments in a single transaction is attributed initially to financial liabilities that are measured at each period at fair value through profit or loss, and then to financial liabilities that are measured only upon initial recognition at fair value and the remaining amount is recognized as equity component. At the closing, the fair value of the Warrants and Pre-Funded warrants was greater that the gross proceeds received. Therefore, the Company recognized an immediate loss of $1,659 thousand and the entire consideration of $4,500 thousand was allocated to the Warrants and Pre- Funded warrant liability and no consideration has been allocated to equity component. As a result, applicable issuance costs have been recorded as an expense under financing expenses. See note 16 regarding the measurement of the warrants liability.

i.	On June 23, 2023, one of the Company’s employees exercised 126,000 options into 126,000 ordinary shares for a total consideration of $5 thousands.

j.	During October 2023, 1,670,000 Pre-Funded warrants were exercised into 1,670,000 ordinary shares of the Company. See also Note 9i above.

The following table summarizes the movement in share capital:

	Ordinary shares
	2023	2022

Issued and paid-in share capital as at January 1	11,781,963	10,943,534
Issued for services during the period	-	85,449
Vested RSU	467,479	107,980
ATM shares	3,600	-
Exercise of share warrants and options during the year	126,000	645,000
Issuance of shares	1,330,000	-
Exercise of Pre-Funded warrants	1,670,000	-
Issued and paid-in share capital as at December 31	15,379,042	11,781,963

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 9 — Shareholders’ Equity (cont.)

B.	Ordinary Shares Right

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

Following this amendment, the number of shares reserved under this plan was 1,151,130. As of December 31, 2023, 233,543 ordinary shares are available for future grant.

1.	In March 2021, the Company’s board of directors approved the grant of 15,000 options to a certain service provider of the Company. The options had an exercise price of $1.67 per share. The options were to vest quarterly over one year starting June 2021. On October 31, 2021, the Company’s board of directors approved a new grant to such service provider. Accordingly, the Company granted 22,500 options with the following terms:

●	10,500 options have an exercise price of $1.67 per share. The options vest immediately upon an IPO.

●	6,000 options have an exercise price of $1.67 per share. The options vested on December 15, 2021.

●	6,000 options have an exercise price of $1.67 per share. The options vested on March 15, 2022.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 10 — Share Based Payment (cont.)

The options are exercisable if the Company receives services from the service provider during the mentioned period.

The Company accounted the new grant as a modification to the existing grant.

2.	In July 2021, the Company granted 21,000 options to the Company’s chief financial officer. The options have an exercise price of $0.03 per share. The options vest monthly over seven months starting June 2021. Pursuant to his employment agreement, the Company agreed that to the extent the value of such options at the Company’s IPO is less than $200,000, the Company shall grant additional options. In October 2022, the Company granted 35,980 RSU’s is respect with the above.

3.	In August 2021, the Company’s board of directors approved the grant of 9,000 options to an employee. The options have an exercise price of $5.33 per share. The options vest quarterly over 3 years starting September 2021.

4.	On October 31, 2021, the Company’s board of directors recommended that the shareholders approve, and on November 7, 2021 the Company’s shareholders approved the following awards to the Company’s current management and directors subject to an IPO:

●	108,000 RSUs to each of the Company’s Chief Executive Officer and Chief Financial Officer, which vest on a quarterly basis over 3 years, commencing December 13, 2021.

●	192,000 options to the Chairman of the Board. The options vest over four years on a quarterly basis commencing October 1, 2021 at an exercise price equal to $3.51.

●	72,000 options to a director. The options have an exercise price of $3.51 per share. The commencement date of the Option’s is December 13, 2021 (the “Vesting Commencement Date”). The Options vest as follows: one-third vest one year from the Commencement Date and the remainder vest quarterly over the following two year period.

5.	On October 31, 2021, the Company’s board of directors approved the grant of 108,000 options to the Company’s Chief Medical Officer. The options have an exercise price of $3.51 per share and vest on a quarterly basis over 3 years starting December 2021.

6.	On November 9, 2021, the Company’s board of directors approved the extension of the exercise period of options of two employees, which, pursuant to their original terms would have been expire if not exercised before the completion of the IPO. According to the grant letter, at the event of an IPO, all unvested options were fully vested, and accordingly, the remaining unrecognized expenses were recorded immediately upon such vesting.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 10 — Share Based Payment (cont.)

7.

On December 9, 2021, the underwriter (see Note 9e), partially exercised its right to purchase an additional 300,000 warrants for a total consideration of $3 thousands. The warrants have an exercise price of $6 per share and expire 5 years after the issuance date. These warrants were treated as issuance costs, which amounted to $681 thousand based on third party valuation, and have been allocated in the same proportion as the allocation of the gross proceeds from the IPO. An amount of $259 thousand was considered as issuance costs allocated to the warrants and has been recorded in profit or loss as finance expense, while costs allocated as issuance costs of ordinary shares in the amount of $422 thousand have been recorded in equity as a reduction of the share premium.

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

8.	On December 13, 2021, upon the completion of the Company’s IPO, 961,440 options were exercised into shares (refer to Note 9f above) and 20,130 Options were expired. Those options previously granted to Company’s service providers, which, according to their grants, are vested upon a successful consummation of the IPO and the remaining unrecognized expenses were recorded immediately upon such vesting.

9.	On January 10 and January 11, 2022, the Company’s entered into option settlement agreement (“Agreements”) with certain consultants of the Company. According to the Agreements, the Company exchanged 27,000 options granted to certain consultants with cash payments in the aggregate of $96 thousands. The cash payment is deemed as the sole and complete settlement of the promised options. The Company recorded an additional expense of $23 thousand for such settlement which was recorded in the consolidated statements of comprehensive loss. The Company recorded the settlement agreement as a reduction in share premium and capital reserve.

10.	On January 25, 2022 and March 10, 2022, the Company’s board of directors and shareholders, respectively, approved the compensation of each of the Company’s external directors and a newly appointed director. Such compensation included the grant of 72,000 options to each such director at an exercise price of $1.43 per share (total 216,000 options to three directors), pursuant to the Company’s 2018 Employee Share Option Plan. One-third of each option award vests one year from the grant date and the remainder vests quarterly and becomes fully vested three years from the grant date. The options expire 10 years after grant date.

11.	On January 25, 2022, the Company’s board of directors approved the grant of aggregate amount of 192,000 options to several employees. The options have an exercise price of $2.18 per share. The options vest quarterly over three years starting January 25, 2022. The options expire 10 years after grant date.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 10 — Share Based Payment (cont.)

12.	In March 2022, the Company’s board of directors approved the grant of aggregate amount of 36,000 options to an employee and amount of 5,000 options consultant of the Company. The options have an exercise price of $3.97 and $2.18, respectively, per share. The options vest quarterly over three and one years, respectively, from grant date. The options expire 10 years after grant date.

13.	In July and August 2022, the Company’s board of directors approved the grant of aggregate amount of 20,000 options to a consultant and an amount of 120,000 options to several employees of the Company. The options have an exercise price of $2.18 and $1.99, respectively, per share. The options vest quarterly over three and one years, respectively, from grant date. The options expire 10 years after grant date.

14.	During 2022 the Company issued 85,449 of its ordinary shares to certain consultants in exchange for their services, with fair value of $119 thousands. One of the consultants received 44,000 shares of restricted stock which were issued in 4 equal installments and subject to 2 year lock-up period. Other consultant’s shares are subject to 6 months restriction period (which ended by December 31, 2022).

On March 20, 2023, the Company’s board of directors, approved the following awards:

●	Grant of 320,479 RSUs to certain officers, in lieu of cash with respect to the 2022 bonus plan grants in the amount of $161 thousand. The RSUs vest quarterly over two years with acceleration condition upon meeting certain milestones. The company met the milestones in 2023 and therefore the vesting was accelerated accordingly.

●	A bonus for certain employees in the form of 100,000 and 60,000 RSU’s. The RSUs vest on a quarterly basis over one year following the grant and on an annual basis over three years following the grant, respectively.

●	In addition to the grants in accordance with the 2022 bonus plan mentioned above, a raise of additional 30% of the annual 2022 bonus will be granted to the Company’s CEO.

●	The grant of 13,628 Options to a consultant of the Company in in a total fair value of $22,500. The options have an exercise price of $1.82 per share. The options will vest monthly, over 9 months commencing January 1, 2023. The options expire 10 years after their grant date.

On May 30, 2023, the Company granted 160,000 RSUs to directors of the Company. The RSUs have an exercise price of $1.53 per share. The RSUs shall vest entirely on the first anniversary of the vesting commencement date, provided that no termination of employment of the grantee occurs prior to such anniversary.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 10 — Share Based Payment (cont.)

On August 15, 2023, the Company’s board of directors approved the grant of aggregate amount of 60,000 options to several employees. The options have an exercise price of $0.96 per share and vest quarterly over 3 years starting August 15, 2023, and (ii) the grant of 9,000 options to an employee. The options have an exercise price of $0.96 per share and vest annually over 3 years starting August 15, 2023.

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

The following table lists the inputs used for calculation of fair value of the options granted to employees and directors for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Expected volatility	91.80%	93.51% - 93.79%	91.60%-95.01%
Exercise price	0.96	1.43-3.97	0.03-5.33
Share price(1)	0.96	1.43 – 3.97	3.72-18.65
Risk-free interest rate	4.35%	2.12% - 3.24%	1.42%-1.81%
Dividend yield	0	0	0
Expected life (years)	10	10	10

The following table lists the inputs used for calculation of fair value of the options granted to consultants for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Expected volatility	101.10%-91.80%	93.48%-94.91%	89.92%-97.18%
Exercise price	1.82-2.18	1.67-2.18	0.03-1.67
Share price(1)	0.71-1.82	1.22-3.97	2.46-18.67
Risk-free interest rate	3.63%-4.71%	1.91%-4.03%	1.25%-1.72%
Dividend yield	0	0	0
Expected life (years)	10	10	6.15-10

(1)	Share price for options granted during January 2019 - September 2020 was determined based on the implied share price in recent capital raising and for grants after that date, in light of significant achievements in clinical trials and absence of recent fundraising reflecting embodying the said achievements, was calculated using discounted cash flows model, with the following assumptions: projected revenues, projected operating expenses, projected EBITDA margin, projected taxes on income, weighted-average cost of capital of 30%. From October 2021 to December 2021, the Company determined its value based on two scenarios: a stay private scenario (which included a private M&A transaction) and an IPO scenario. The DCF method was used to determine the Company’s value for the stay private scenario and for the IPO scenario, the value was determined based on underwriters’ indication for the possible range of the share price in the anticipated IPO. The Hybrid Method was utilized to allocate the Company’s value appropriately to determine the fair value of its ordinary shares. The Hybrid Method considered the following future liquidity event scenarios: (1) a stay private scenario (which included a private M&A transaction) and (2) an IPO scenario applying a probability weighting of 60% and 40% to the stay private and the IPO scenarios, respectively, after considering the Company’s stage of development, the stage of IPO discussions and potential volatility in the market. From December 2021, following the Company’s IPO, the share price is based on its market value.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 10 — Share Based Payment (cont.)

The following table lists the inputs used for calculation of fair value of the underwriters warrants granted for the year ended December 31, 2021:

Expected volatility	90.59%
Exercise price	$7.5
Share price(1)	$3.72
Risk-free interest rate	1.23%
Dividend yield	0
Expected life	5

The following table summarizes the share option activity for the annual periods ended on December 31, 2023 and 2022:

	Number of options	Weighted average exercise price
Options outstanding at January 1, 2023	1,160,500	$2.16
Granted	82,628	1.10
Exercised	(126,000)	0.03
Forfeited	(48,000)	2.09
Options outstanding at December 31, 2023	1,069,128	$2.34
Exercisable at December 31, 2023	652,878	$2.32

	Number of options	Weighted average exercise price
Options outstanding at January 1, 2022	634,500	$2.25
Granted	589,000	1.98
Forfeited	(63,000)	1.26
Options outstanding at December 31, 2022	1,160,500	$2.16
Exercisable at December 31, 2022	424,000	$1.64

The following table summarizes the RSU’s activity for the annual periods ended on December 31, 2023 and 2022:

Number of RSUs
Outstanding at January 1, 2023	144,000
Granted	640,479
Exercised	(467,479)
Outstanding at December 31, 2023	317,000

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 10 — Share Based Payment (cont.)

Number of options
Outstanding at January 1, 2022	216,000
Granted	-
Exercised	(72,000)
Outstanding at December 31, 2022	144,000

The share-based expense recognized in the statements of income were as follows:

	For the year ended December 31,
	2023	2022	2021
	U.S. dollars in thousands
Share-based compensation expense – Research and development	$889	$1,592	$1,969
Share-based compensation expense – General and administrative	1,909	3,513	1,849
Share-based compensation expense – Finance expenses	-	-	341
	$2,798	$5,105	$4,159

During 2021, in addition to the share-based compensation expenses that have been recorded in profit and loss, share-based compensation in the amount of $557 thousands has been allocated to the issuance of shares and accordingly recorded as a reduction of the share premium.

During 2022, an amount of $ 370 thousand was recognize as share-based compensation expense against liability as other payables in respect to the 2022 bonus plan (See also note 14). In March 2023, the Company granted 320,479 RSUs to certain officers, in lieu of the cash bonus. As a result, an amount of $161 thousand was classified from share based payment liability to equity. The RSUs vest quarterly over two years with acceleration condition upon meeting certain milestones. The remaining balance of the 2022 bonus in the amount of $209 thousand has still not been paid.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 11 — Research and development expenses

	For the year ended December 31,
	2023	2022	2021
	U.S. dollars in thousands
Subcontractors and consultants	$4,793	$3,612	$628
Share-based compensation	889	1,592	1,969
Salaries and social benefits (see also note 12)	1,905	1,212	447
Others	1	-	38
	$7,588	$6,416	$3,082

Note 12 — General and Administrative Expenses

	For the year ended December 31,
	2023	2022	2021
	U.S. dollars in thousands
Professional services	$1,486	$1,085	$372
Share-based compensation	1,909	3,513	1,849
Salaries and social benefits (*)	1,011	837	74
Insurance	511	1,174	68
Traveling abroad	164	165	50
Others	633	362	92
	$5,714	$7,136	$2,505

(*) During 2023, 2022 and 2021 the Company paid to pension funds and to insurance companies an amount of $104 thousand, $85 thousand and $14 thousand which are included in Company’s salary expenses under research and development and general and administrative expenses, respectively.

Note 13 — Financing Income, net

	For the year ended December 31,
	2023	2022	2021
	U.S. dollars in thousands
Finance Income:
Revaluation of warrants and pre-funded warrants	$4,036	$1,166	$2,732
Deposit interest	178	91	-
Exchange rates	17	-	-
	$4,231	$1,257	$2,732
Finance Expenses:
Day 1 loss from issuance of financial instruments (refer to Note 16)	$(1,659)	$-	$-
Issuance costs	(530)	-	(1,152)
Exchange rates	-	(23)	(32)
Interest expenses on lease liability	(11)	(15)	-
Bank fees	(9)	(7)	(2)
	$(2,209)	$(45)	$(1,186)

Total financing income, net	$2,022	$1,212	$1,546

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 14 — Related Parties Balances and Transactions

A.	Balances with related parties:

	As of December 31,
	2023	2022
	U.S. dollars in thousands
Other payables – Officers and Directors	$1,012	$475
	$1,012	$475

B.	Transactions with related parties:

	For the year ended December 31,
	2023	2022	2021
	U.S. dollars in thousands
Salary fees(1)	$1,932	$1,140	$257
Directors consultancy fees(2)	310	310	29
Share based payment expense (refer to Note 9)	2,503	4,569	1,707
	$4,745	$6,019	$1,993
(1) Number of related parties	5	3	3
(2) Number of directors	5	5	4

C.	Transactions with related parties

1.	On June 1, 2021, the Company signed an employee agreement with its Chief Financial Officer according to which the Company will pay a monthly fee for his services. In addition, as part of the agreement, Chief Financial Officer was granted with 21,000 options (refer to Note 10(2)). Under the employment agreement, it was agreed that to the extent that economical value of the Options at such time that the Company consummates it’s IPO (the “Options Valuation”) will be, in the aggregate, less than US$ 200 thousand, then the Company shall allocate to the Employee additional Options equal, in the aggregate, to the difference between the Options Valuation and US$ 200 thousand.

2.	On October 31, 2021, the Company’s board of directors recommended that the shareholders approve, and on November 7, 2021 the Company’s shareholders approved, among others, the following:

●	Compensation packages for the Company’s executive officers, consisting of (i) an annual base salary payable in cash and (ii) a target annual bonus based on a combination of Company performance and personal goals and (iii) share based compensation (refer to Note 10(4)).

●	Compensation package for the chairman and other independent and external directors, consisting of (i) an annual retainer payable in cash, (ii) additional cash retainers for committee chairmanship and committee service, and (iii) share based compensation (refer to Note 10 (4)).

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 14 — Related Parties Balances and Transactions (cont.)

C.	Transactions with related parties (cont.)

●

On May 10 and June 21, 2022, the Company’s board of directors and shareholders, respectively, approved a bonus plan for 2022 for the Company’s officers. The bonus plan defined specified millstones (in fields of clinic trail progress, business developments and raise of money) which their achievements entitled the officers with different percentages out of fix amount of bonus. As detailed in the plan, such bonuses (if entitled) will be paid in cash or, if the Company has less than $6 million of cash and cash equivalents and deposits on December 31, 2022, a number of ordinary shares of the Company with a value equal to the cash bonus amount to which the officer would otherwise have been entitled, valuing each ordinary share at the closing price of the Company’s shares on Nasdaq on December 31, 2022. Since the cash and cash equivalents and deposits on December 31,2022 was more than $6 million, the 2022 bonus should have been paid in cash. Based on the goals achieved as of December 31, 2022, the Company recorded a share-based payment liability in the amount of $370 thousand which has been recorded as share based compensation expenses in the year ending December 31, 2022. In March 2023, certain officer’s 2022 bonus was replaced by issuance of RSUs and an update to 2022 annual bonus of the CEO was approved (see also Note 10).

3.	During March and May 2023, certain officers and directors were granted with options and RSUs, see also Note 10.

Note 15 — Loss Per Share

Basic loss per share is computed by dividing the loss for the period applicable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

For the years ended December 31, 2023, 2022 and 2021, all outstanding share options and warrants have been excluded from the calculation of the diluted net loss per share as all such securities are anti-dilutive for all years presented.

The loss and the weighted average number of shares used in computing basic and diluted net loss per share is as follows (U.S. dollars in thousands, except share and per share data):

	For the year ended December 31,
	2023	2022	2021
Numerator:
Net loss applicable to shareholders of ordinary shares (in Thousands)	(11,280)	(12,340)	(4,041)

Denominator:
Shares of ordinary share used in computing basic and diluted net loss per share	13,640,168	11,504,521	6,243,411
Net loss per share of ordinary share, basic and diluted	(0.83)	(1.07)	(0.65)

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 15 — Loss Per Share (cont.)

The calculation of basic loss per share was based on the loss attributable to the Company’s ordinary shareholders divided by a weighted average number of ordinary shares outstanding, calculated as follows:

	For the year ended December 31,
	2023	2022	2021
Balance as at January 1	11,781,963	10,943,534	5,582,922
Effect of share options, warrants and pre-funded warrants exercised	929,334	517,793	522,887
Effect of SAFE conversion	-	-	16,723
Effect of shares issued during the year	928,871	43,194	120,879
Weighted average number of ordinary shares used to calculate basic loss per share as at December 31	13,640,168	11,504,521	6,243,411

Note 16 — Financial Instruments

The Company has exposure to the following risks from its use of financial instruments:

●	Credit risk

●	Liquidity risk

●	Market risk

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

Cash flow forecasts are determined on an individual basis. The Company examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs. See also Note 1B.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 16 — Financial Instruments (cont.)

The following are the contractual maturities of financial liabilities at undiscounted amounts and based on the future rates forecasted at the reporting date:

	December 31, 2023
	Carrying amount	Contractual cash flows	6 months or less
	U.S. dollars in thousands
Non-derivative financial liabilities
Trade payables	1,459	1,459	1,459
Other payables	2,000	2,000	2,000

	December 31, 2022
	Carrying amount	Contractual cash flows	6 months or less
	U.S. dollars in thousands
Non-derivative financial liabilities
Trade payables	498	498	498
Other payables	1,228	1,228	1,228

Market risk

The Company is exposed to foreign exchange risk resulting from the exposure to different currencies, mainly the NIS. Foreign exchange risk arises on recognized assets and liabilities that are denominated in a foreign currency other than the functional currency.

The Company acts to reduce the foreign exchange risk by managing an adequate part of the available liquid sources in or linked to the NIS.

	December 31, 2023
	Foreign currency
	Dollar	NIS	Euro	GBP	Total
	U.S. dollars in thousands
Financial assets and financial liabilities:
Assets:
Cash	2,533	107	-	-	2,640
Other receivables	5	105	126	-	236
Restricted deposits	-	40	-	-	40
Non-current restricted deposit	-	22	-	-	22
Liabilities:
Trade payables	1,200	73	84	102	1,459
Other payables	523	1,475	2	-	2,000
Long term lease liability	-	73	-	-	73
Liability in respect of warrants	1,518	-	-	-	1,518
Total net exposure in statement of financial position in respect of financial assets and financial liabilities	(703)	(1,347)	40	(102)	(2,112)

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

Sensitivity analysis

A change as of December 31, 2023 in the exchange rates of the following currencies against the dollar, as indicated below would have affected the measurement of financial instruments denominated in a foreign currency and would have increased (decreased) profit or loss and equity by the amounts shown below. This analysis is based on foreign currency exchange rate that the Company considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables remain constant. The analysis was performed on the same basis for 2022.

	December 31, 2023
	Increase		Decrease
	Profit or loss	Equity	Profit or loss	Equity
	U.S. dollars in thousands
Change in the exchange rate of:
10% in the NIS	(134)	(134)	134	134
10% in the GBP	(10)	(10)	10	10
10% in the Euro	4	4	(4)	(4)

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

The fair value of the liability in respect to the warrants at December 31, 2023 and December 31, 2022 was determined according to the warrant price at the stock market (fair value measurement at level 1) and third party valuation (fair value measurement at level 2).

In December 2021, as a part of the Company’s IPO, the Company issued 2,000,000 units consisting of 2,000,000 ordinary shares and 2,000,000 tradable warrants with an exercise price of $6 per share and term of 5 years. As mentioned in note 9, the warrants are accounted for as derivative instruments which are classified as a liability and measured at fair value through profit or loss. In March 2022, 645,000 warrants were exercised at a price per share of $6 (refer to Note 9(A)(e)).

In June 2023, the Company issued 3,000,000 warrants which are also accounted as a liability and measured at fair value through profit or loss (refer to Note 9h).

On June 22, 2023, the Company issued 1,670,000 Pre-Funded warrants, each representing the right to acquire one ordinary share with exercise price of $0.0001, exercisable at any time until exercised in full. As mentioned in Note 9j, the Pre-funded warrants was also accounted for based on fair-value. The Pre-funded warrants have been fully exercised during 2023.

As of December 31, 2023, 4,755,000 warrants are still outstanding (4,355,000 investor warrants and 400,000 broker warrants issued in 2021).

The Company’s financial liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	December 31, 2023
Description	Fair value	Level 1		Level 2		Level 3

Liability in respect of warrants	$1,518	$106	(*)	$1,412	(**)	$-

	December 31, 2022
Description	Fair value	Level 1		Level 2	Level 3

Liability in respect of warrants	$218	$218	(*)	$-	$-

(*)	The fair value was determined by using the warrants market price.

(**)	The fair value was determined with the assistance of external valuers and by using Black& Sholes method and the following inputs:

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 16 — Financial Instruments (cont.)

December 31, 2023
Financial liabilities:
Expected volatility (%)	93.91
Share price (in $)	0.785
Risk-free interest rate (%)	3.90
Expected life (years)	4.47

The following table summarizes the movement in warrant liability during 2023 and 2022:

	2023	2022

Balance at January 1	218	1,828
Recognition	4,500	-
Fair value revaluation	(4,036)	(1,166)
Day 1 loss from issuance of financial instruments	1,659	-
Exercise	(823)	(444)
Balance as at December 31	1,518	218

Note 17 — Income Taxes

A.	Details regarding the tax environment of the Company

(1)	Corporate tax rate

The tax rate relevant to the Company in the years 2023, 2022 and 2021 was 23%.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 17 — Income Taxes (cont.)

B.	Unrecognized deferred tax assets

As of December 31, 2023, the Company had carried forward losses for tax purposes in the amount of approximately $17,420 thousand. Under current tax regulation in Israel, tax losses do not expire.

The Company has not recorded deferred tax assets with respect to carry forward losses nor in respect of other timing differences such as research and development expenses carried forward and other timing differences in the amount of approximately $6,000 thousand, because there is a low level of certainty that such losses or temporary deductible differences will be utilized in the foreseeable future.

C.	Tax assessments

The Company’s tax assessment for 2018 are considered as final.

D.	The main reconciling item between the statutory tax rate of the Company and the effective tax rate is current year tax losses and benefits for which no deferred tax assets were created.