Form 20-F
period 2024-12-31
NeuroSense Therapeutics Ltd.
filed 2025-04-07
CIK 1875091

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 23,228,941 ordinary shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

PRESENTATION OF FINANCIAL INFORMATION

The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar” or “$” refer to U.S. dollars, the lawful currency of the United States. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this annual report are translated using the rate of NIS 3.6470 to $1.00, based on the representative exchange rate reported by the Bank of Israel on December 31, 2024. On June 17, 2024, we changed our accounting method from International Financial Reporting Standards, as issued by the International Accounting Standards Board, to generally accepted accounting principles in the United States of America, or U.S. GAAP, as of January 1, 2024.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements concerning among other things, our ongoing and planned product development and clinical trials; the timing of, and our ability to make, regulatory filings and obtain and maintain regulatory approvals for our product candidates; our ability to enter into and maintain strategic collaborations, our intellectual property position; our results of operations, cash needs; financial condition, liquidity, prospects, growth and strategies; the industry in which we operate; and the trends that may affect the industry or us. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and other similar expressions that are predictions of or indicate future events and future trends, although not all forward-looking statements contain these identifying words.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Investing in our securities, involves a high degree of risk. You should carefully consider the risks and uncertainties described below, in addition to the other information set forth in this annual report, including the financial statements and the related notes beginning on page F-1 of this annual report, before purchasing our securities. If any of the following risks actually occurs, our business, financial condition, results of operations and prospects could be materially and adversely affected and, as a result, the market price of our ordinary shares and our publicly traded warrants, or Warrants, could decline and you could lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition and results of operations.

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

Since our inception, almost all of our resources have been dedicated to the preclinical and clinical development of our lead product candidate, PrimeC. As of December 31, 2024, we had cash, cash equivalents of $3.4 million.

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

We are a clinical-stage drug development company with a limited operating history upon which you can evaluate our business and prospects. We are not profitable and have incurred net losses in each period since we commenced operations in February 2017, including net losses of $10.2 million and $10.1 million for the years ended December 31, 2024 and 2023, respectively. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. Our ability to ultimately achieve recurring revenues and profitability is dependent upon our ability to successfully complete the development of our product candidates, obtain necessary regulatory approvals for and successfully manufacture, market and commercialize our products.

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

The process of developing, obtaining regulatory approval for and commercializing our product candidates is long, complex, costly and uncertain, and delays or failure can occur at any stage. The research, testing, manufacturing, labeling, marketing, sale and distribution of drugs are subject to extensive and rigorous regulation by the FDA and foreign regulatory agencies, as applicable. These regulations are agency-specific and differ by jurisdiction. We are not permitted to market any product candidate in the United States until we receive approval of an NDA from the FDA, or in any foreign countries until we receive the requisite approval from the respective regulatory agencies in such countries. To gain approval of an NDA or other equivalent regulatory approval, we must provide the FDA or relevant foreign regulatory authority with preclinical and clinical data that adequately demonstrates the safety and efficacy of the product for the intended indication. For example, we plan to file for early commercialization approval for PrimeC under Health Canada’s Notice of Compliance with Conditions (NOC/c) policy. Although this decision follows the recommendations of Canadian regulatory experts and recent clinical findings, there can be no assurance that Health Canada will approve our application for early commercialization.

Before we can submit an NDA to the FDA or similar applications to foreign regulatory authorities, generally speaking, we must conduct at least one pivotal clinical trial for each product candidate. Based on the results of our clinical trials and our discussions with the FDA on potential pivotal trial design, we intend to initiate a pivotal clinical trial to further evaluate PrimeC. We have completed three additional studies to further support our future regulatory submissions. First, in September 2022 we announced positive results from our Good Laboratory Practices (GLP) toxicity study in rats to confirm the safety of PrimeC in high doses, in accordance with the FDA’s expectations. We also announced in September 2022 positive results of our pharmacokinetic (PK) study assessing the exposure levels of PrimeC’s extended release, or ER, formulation, where we observed the safety and improved PK profile of PrimeC in this formulation, in comparison to co-administration of the two marketed products that are a part of PrimeC’s composition. We have also completed a Phase 2b trial with PrimeC’s ER formulation that increased our understanding of the changes in the pathological pathways of ALS, demonstrated a clear safety profile of PrimeC and showed efficacy signals - all informed the final trial design for our potential pivotal clinical trial. Following an agreement with FDA on the pivotal trial design, the results of the PARADIGM trial and results of additional trials, we believe we could be in a position to initiate a pivotal clinical trial of PrimeC for the treatment of ALS in the second half of 2025.

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

As of December 31, 2024, we had seventeen full and part time employees and several part-time consultants, most of whom are based at our headquarters in Herzliya, Israel and the rest of whom work in Switzerland and the United States. We will need to continue to expand our development, quality, sales, managerial, operational, finance, marketing and other resources to manage our operations and clinical trials, continue our development activities and commercialize our product candidates, if approved. Our management, personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our expansion strategy requires that we:

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

The U.S. dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in NIS, which is the lawful currency of the State of Israel. As a result, we are exposed to the risks that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar. For example, the dollar strengthened against the NIS in 2022, 2023 and 2024 by 12.5%, 3.0% and 0.55%, respectively. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

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

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

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

In addition, we have developed a pharmaceutical composition comprising, as active ingredients, ciprofloxacin and celecoxib, and have been granted US Patent 12,097,185 and have filed international PCT application PCT/IL2022/051096 relating to the compositions. These applications relate to pharmaceutical formulations. The US patent will expire in December 2042 and the national patent applications based on the PCT application are expected to expire on October 19, 2042.

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

Risks Related to an Investment in Our Ordinary Shares and Warrants

If we fail to maintain compliance with Nasdaq’s continued listing requirements, our shares may be delisted from the Nasdaq Capital Market

To continue to be listed on the Nasdaq, we need to comply with the continued listing requirement, including a minimum closing bid price per share of $1.00 for 30 consecutive business days (the “Minimum Bid Price Rule”) and shareholders’ equity of at least $2.5 million (the “Minimum Equity Rule”). On December 21, 2023, we received a notice from the Listing Qualifications staff (the “Staff”) of The Nasdaq Stock Market LLC indicating that we failed to comply with the continued listing requirement that we maintain either a minimum of $2,500,000 in shareholders’ equity or $35,000,000 market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years, as set forth in Nasdaq Listing Rule 5550(b)(1) . On February 5, 2024, we submitted to the Staff a plan to regain compliance with the Minimum Equity Rule. After submitting a plan to regain compliance, Nasdaq granted us an extension to regain compliance. On January 6, 2025, we announced that we had regained compliance with the Minimum Equity Rule. Previously on September 5, 2023, we received notice from the Staff that we did not meet the Minimum Bid Price Rule; however during February 2024, we regained compliance with the Minimum Bid Price Rule.

No assurance can be given that we will be able to maintain compliance with the Minimum Equity Rule or the Minimum Bid Price Rule or comply with the other standards that we are required to meet in order to maintain a listing on such exchange. Our failure to meet these requirements may result in our securities being delisted from Nasdaq.

If our ordinary shares are delisted from Nasdaq, we may seek to list them on other markets or exchanges or the ordinary shares may trade on the pink sheets. In the event of such delisting, our shareholders’ ability to trade, or obtain quotations of the market value of, our ordinary shares would be severely limited because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our securities. In addition, the substantially decreased trading in the ordinary shares and decreased market liquidity of the ordinary shares as a result of the loss of market efficiencies associated with Nasdaq and the loss of federal preemption of state securities laws, which could materially adversely affect our ability to obtain financing on acceptable terms, if at all, and may result in the potential loss of confidence by investors, suppliers, customers and employees and fewer business development opportunities. Additionally, the market price of the ordinary shares may decline further and shareholders may lose some or all of their investment. There can be no assurance that the ordinary shares, if delisted from the Nasdaq in the future, would be listed on another national or international securities exchange or on a national quotation service, the Over-The-Counter Markets or the pink sheets.

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

As of March 31, 2025, our officers, directors and entities affiliated with certain of our directors beneficially own or control, directly or indirectly, approximately 21% of our outstanding ordinary shares. Accordingly, these persons will be able to significantly influence, though not independently determine, the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors, and the outcome of any proposed merger or consolidation of our company. These interests may not be consistent with those of our other shareholders. In addition, these persons’ significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our ordinary shares and Warrants.

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

As a public company whose ordinary shares and Warrants are listed in the United States, we are subject to an extensive regulatory regime, requiring us, among other things, to maintain various internal controls and facilities and to prepare and file periodic and current reports and statements, including reports on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Complying with these requirements is costly and time consuming. We may need to retain additional employees to supplement our current finance staff, and we may not be able to do so in a timely manner, or at all. In the event that we are unable to demonstrate compliance with our obligations as a public company in a timely manner, or are unable to produce timely or accurate financial statements, we may be subject to sanctions or investigations by regulatory authorities, such as the Securities and Exchange Commission, or the SEC, or the Nasdaq Capital Market, and investors may lose confidence in our operating results and the price of our ordinary shares and Warrants could decline.

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

We expect to be classified as a passive foreign investment company, or PFIC, for the taxable year ending December 31, 2024, and we expect to be treated as a PFIC in the current taxable year as well as in future taxable years. The determination of our PFIC status is made based on the factual tests described below. Consequently, we cannot provide any assurances regarding our PFIC status for the current or future taxable years or that the United States Internal Revenue Service, or IRS will agree with our conclusion regarding our PFIC status. Generally, if, for any taxable year, at least 75 percent of our gross income is “passive income” or at least 50 percent of our gross assets during the taxable year (based on the average of the fair market values of the assets determined at the end of each quarterly period) are assets that produce or are held for the production of passive income, we would be characterized as a PFIC for U.S. federal income tax purposes. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. However, rents and royalties received from unrelated parties in connection with the active conduct of a trade or business are not considered passive income for purposes of the PFIC test. If we are a PFIC for any taxable year in which a U.S. Holder (as defined in “Taxation—Certain Material United States Federal Income Tax Considerations”) holds our ordinary shares or Warrants, certain adverse United States federal income tax consequences could apply to such U.S. Holder. Such adverse consequences of PFIC status may be alleviated if a U.S. Holder makes a “mark to market” election or an election to treat us as a “qualified electing fund”, or QEF. These elections would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. While we intend to provide to U.S. Holders the information required to make a valid QEF election upon request, we cannot provide any assurances that we will have timely knowledge of our status as a PFIC, or that the information that we provide will be adequate to allow U.S. Holders to make a QEF election.

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

In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. In addition, in April 2024 and October 2024, Iran (in concert with other regional actors) launched direct attacks on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel and is widely believed to be developing nuclear weapons. Such attacks may continue due to continuing tensions in the region. In addition, the collapse of the Assad regime in Syria in December 2024 has led to increased instability in the region. Additionally, Yemeni rebel group, the Houthis, launched series of attacks on global shipping routes in the Red Sea, causing disruptions of supply chain. Any or all of these conflicts may potentially escalate in the future to more violent events which may affect Israel and us and adversely affect our ability to continue carrying out various administrative, research, operational and commercial functions and activities both in Israel and globally.

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

The Israel Defense Force, or IDF, the national military of Israel, is a conscripted military service, subject to certain exceptions. Since October 7, 2023, the IDF has called up several hundred thousand of its reserve forces to serve. Sixteen out of our current 18 employees are resident in Israel. Three of our five executive officers and the 13 other non-management employees of the Company reside in Israel. Currently none of our executive officers nor non-management employees have been called up to perform reserve military service; however, some employees may be called for service in the current or future wars or other armed conflicts with Hamas, Hezbollah or other regional threat actors, and such persons may be absent for an extended period of time. As a result, our operations in Israel may be disrupted by such absences, which disruption may materially and adversely affect our business, prospects, financial condition and results of operations.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our clinical studies. As such, our clinical and business development activities remain on track. However, the intensity and duration of Israel’s current war against Hamas and Hezbollah is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general. If the ceasefire declared collapses or a new war commences or hostilities expand to other fronts, our operations may be adversely affected.

Our clinical and pre-clinical research and development is currently being conducted in Israel,  including Phase 2 trial with PrimeC for AD which has not been affected by the war, although the quality of the study may be adversely affected if as a result of the war patients are unable to visit the study center or the study coordinator is not able to conduct home visits and monitor the patients. We do not believe the AD trial will be materially affected by the war and do not anticipate any delays as a result of the war would have a material impact on us. We may also elect to set up a site in Israel for a Phase 3 pivotal ALS trial of PrimeC, but this would be in addition to numerous other sites in United States and Europe, and as a result we do not expect the timeline or quality of this trial to be adversely affected by the war. Our manufacturing is conducted in India. We do not currently anticipate any disruption to the supply chain relevant to our ongoing clinical trials and believe there are alternative sources of supply from whom we could obtain the necessary finished drug product to conduct our clinical trials.

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

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023 and more recently, the Israeli government has pursued extensive changes to Israel’s judicial system, which has sparked extensive political debate and unrest. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

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

Our Ordinary Shares and Warrants are traded on The Nasdaq Capital Market under the symbols “NRSN” and “NRSNW,” respectively.

Our capital expenditures for the years ended December 31, 2024 and 2023 were approximately $3 thousand and $29 thousand, respectively. Our current capital expenditures involve the purchase of equipment.

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

PrimeC was evaluated in PARADIGM, a Phase 2b randomized, multi-center, multinational, prospective, double-blind, placebo-controlled study, to evaluate safety, tolerability, and efficacy of PrimeC in 68 people living with ALS. Participants were being administered PrimeC or placebo at a 2:1 ratio, respectively, for the six-month double-blind part. Study participants were allowed to continue standard of care treatment of approved products. The primary endpoints of the study are an evaluation of ALS-biomarkers as well as safety and tolerability assessment. Secondary and exploratory endpoints are the evaluation of clinical efficacy (ALS Functional Rating Scale — Revised, or ALSFRS-R, and slow vital capacity), survival, and improvement in quality of life. All subjects who completed the six-month double-blind, placebo-controlled dosing period had the opportunity to be transferred to the PrimeC active arm for a 12-month open label extension. The study completed enrollment in May 2023, enrolling 69 participants, in which 68 are living with ALS and one participant who was misdiagnosed for ALS and was excluded from the evaluations. Four ALS clinical centers participated in the study in three territories: Israel, Italy, and Canada. In December 2023, we reported that we met the primary safety and tolerability endpoints and achieved secondary clinical efficacy endpoints in the top-line results of our 6-month double-blind phase of PARADIGM. In May 2024, we announced new positive data analysis from PARADIGM clinical trial demonstrating statistically significant slowing of disease progression in high-risk ALS patients. In July 2024, we announced results from the 12-month analysis of the PARADIGM clinical trial which showed a significant improvement in the rate of decline of ALS Functional Rating Scale-Revised (ALSFRS-R) scores and survival rates for subjects who received PrimeC from the start of the trial compared to those who started on placebo. In August 2024, we announced positive 12-month biomarker data from the PARADIGM clinical trial, which showed a significant decrease in ferritin levels and a corresponding increase in transferrin levels, both indicating alleviation of the pathology. In October 2024, we completed the full 18-month dosing in PARADIGM, and in December 2024, we announced results from the 18-month analysis of the PARADIGM clinical trial which showed statistically significant positive results from the 18-month data analysis of the PARADIGM study, evaluating the efficacy of PrimeC in the treatment of ALS. In February 2025, we announced additional findings from an 18-month analysis of the PARADIGM clinical trial showing improvements in two additional endpoints, complication-free survival (analysis which includes death from any cause or respiratory insufficiency or hospitalization due to ALS-related complications) and Slow Vital Capacity (SVC), measuring respiratory function.

Following the FDA’s recommendation for additional non-clinical data to support long term use of Ciprofloxacin (as PrimeC is intended for long-term administration in treating ALS) a long-term tox study was initiated.

In September 2024, we announced the successful completion of the in-life phase of the study, as we move towards the initiation of a Phase 3 study in the U.S.

In December 2024, we concluded a productive Type C meeting with the FDA. The purpose of the meeting was to discuss the design of a proposed Phase 3 clinical study and the plan for submission of an eventual 505(b)(2) marketing application. In light of the FDA’s feedback, we plan to submit a final protocol to the FDA during the first half of 2025 and approach the EMA, with the aim of commencing enrollment of the pivotal Phase 3 study in the second half of 2025, which would include approximately 300 patients divided by a ratio of 2:1, PrimeC to placebo. The Phase 3 study is expected to be a randomized, multi-center, multinational, prospective, double-blind, placebo-controlled study, with an open label extension (OLE), to evaluate the efficacy and safety of PrimeC in people living with ALS. Following 12 months of treatment, it is expected that all participants will transition to PrimeC for a 12-month open label extension.

In December 2024, we entered into a binding term sheet with a leading global pharmaceutical company to advance the development and commercialization of PrimeC, in certain key territories. We retain full rights to PrimeC in other key territories. The binding term sheet outlines substantial financial terms from the pharmaceutical company, including: (i) a substantial upfront payment upon signing a definitive agreement, (ii) funding for the Phase 3 clinical trial, (iii) regulatory and net sales milestone payments, and (iv) a tiered royalty structure reaching double-digit percentage on annual net sales. The pharmaceutical company would have an exclusive license to distribute, market, promote, sell and develop PrimeC for ALS in certain key markets, and non-exclusive rights for research and manufacturing for PrimeC for ALS, subject to terms and conditions in the definitive agreement. The pharmaceutical company would have an exclusive license to distribute, market, promote, sell and develop PrimeC for ALS in certain key markets, and non-exclusive rights for research and manufacturing for PrimeC for ALS, subject to terms and conditions in the definitive agreement. The closing of this transaction is subject to finalization of a definitive agreement. While both parties are communicating to find solutions to the remaining open matters, there can be no assurance as to the timing of, or whether, such an agreement will ultimately be executed, and if executed, what would be the final terms of such an agreement.

PrimeC was previously evaluated in a Phase 2a clinical trial, or NST002, in 15 people living with ALS, conducted at the Tel Aviv Sourasky Medical Center, Israel. The primary endpoint of the NST002 trial, which was safety and tolerability, was met. In this trial, the safety profile observed was consistent with known safety profiles of ciprofloxacin and celecoxib. Side effects were mild and transient in nature. There were no new or unexpected safety signals detected during the trial.

Additionally, we observed positive clinical signals in comparison to virtual controls, and a serum biomarker analysis showed significant changes following treatment, indicating biological activity of the drug in comparison to untreated matched ALS patients. All 12 patients who completed the NST002 trial elected to continue into an extension study with PrimeC, that was conducted as an Investigator Initiated Study. To date, we are still supporting the drug supply for a few of the participants in this study, which is over than 40 months since NST002 was initiated.

We completed three additional studies in 2022 as part of our drug development program to further support our future regulatory submissions. In April 2022, we initiated a pharmacokinetic, or PK, study, or NCT05232461, of PrimeC. The PK open-label, randomized, single-dose, three-treatment, three-period crossover study evaluated the effect of food on the bioavailability of PrimeC as compared to the bioavailability of co-administered ciprofloxacin tablets and celecoxib capsules in adult subjects in the U.S. under an FDA cleared IND protocol.

In August 2022, we completed enrollment and dosing of all subjects in a multi-dose PK study, or NCT05436678. On September 28, 2022, we released the results of the NCT05436678 study. Based on results, we believe the PK profile of PrimeC supports the formulation’s extended-release properties, as the concentrations of the active components have been synchronized, aiming to potentially maximize the synergism between the two compounds. In June 2022, we reported the successful completion of the “in-life” phase of its 90-day GLP toxicology study. In this study, the components of PrimeC, celecoxib and ciprofloxacin, were administered to rodents at doses 4x the maximal clinical dose. All animals appeared normal, with no significant findings observed. We intend to present the data from these studies to the FDA as part of PrimeC’s drug development plan.

We believe we have a strong patent estate, including patents on method of use, combination, and formulation. We have secured U.S. Patent 10,980,780 relating to methods for treatment of ALS using ciprofloxacin and celecoxib, the components of PrimeC, which expires in 2038. Equivalent patents also have been issued in the European Patent Office, Canada, Australia, Israel and Japan. The patent estate also includes US Patent 12,097,185, which relates to Prime C formulations. This patent will expire in December 2042. Equivalent applications are pending in many jurisdictions worldwide. We also expect to take advantage of orphan drug exclusivity for PrimeC, if approved, for seven years in the United States and ten years in the European Union. In addition, U.S. patent application 16/623,467, which relates to methods of treatment of neurodegenerative disease using combinations of ciprofloxacin and celecoxib, is currently pending. This patent application, once granted, is expected to expire on June 20, 2038.

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

Other treatments for ALS that we are aware are under development include:

●	Novartis is developing VHB937, an anti-human TREM2 mAb, currently being tested in a Phase 2 clinical trial.

●	Brainstorm Cell Therapeutics is developing NurOwn, an adult stem cell therapy, which has completed a pivotal Phase 3 trial and did not achieve the primary endpoint. NurOwn is expected to be reevaluated in a Phase 3b trial.

●	Clene is developing CNM-Au8®, an investigational gold nanocrystal suspension, completed a Phase 3 clinical trial. CNM-Au8 did not meet its primary endpoint of change in ALSFRSR, However, it showed that the drug was able to reduce the risk of death in patients with ALS.

●	Prilenia, is developing Pridopidine, which was originally developed for Huntington’s disease. The drug did not reach statistical significance in Phase 2 primary and key secondary endpoints; nevertheless, based on additional analysis, the drug is currently in preparations for a Phase 3 trial for ALS.

●	Eledon is developing Tegoprubart, an anti-CD40L antibody, which completed a Phase 2a open-label study, and is now seeking non-equity dilutive financing to move into a Phase 3 study.

●	QurAlis is developing a pipeline of RNA-based therapies for ALS, now in Phase 1 clinical trials.

Our Solution — PrimeC for ALS

Our lead product candidate, PrimeC, is designed to treat ALS by targeting multiple pathways involved in ALS, including: regulating miRNA synthesis, influencing iron accumulation, and reducing neuroinflammation.

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

PrimeC was evaluated in PARADIGM, a Phase 2b randomized, multi-center, multinational, prospective, double-blind, placebo-controlled study, with an open label extension, to evaluate safety, tolerability, and efficacy of PrimeC in 69 people living with ALS in a 2:1 ratio to receive PrimeC or placebo, respectively, which we refer to as NST003. Study participants were allowed to continue standard of care (SOC) treatment of approved products. Primary endpoints of the study included an evaluation of ALS-biomarkers as well as safety and tolerability assessment. Secondary and exploratory endpoints are the evaluation of clinical efficacy (ALSFRS-R, SVC), survival, and improvement in quality of life. All subjects who complete the six-month double-blind, placebo-controlled dosing period switched to the PrimeC active arm for a 12-month open label extension. The study commenced recruitment of patients in Israel in May 2022 and in Italy and Canada in March 2023.

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

In May 2024, we announced new positive data analysis from PARADIGM clinical trial demonstrating statistically significant slowing of disease progression in high-risk ALS patients. In July 2024, we announced results from the 12-month analysis of the PARADIGM clinical trial which showed a significant improvement in the rate of decline of ALS Functional Rating Scale-Revised (ALSFRS-R) scores and survival rates for subjects who received PrimeC from the start of the trial compared to those who started on placebo. In August 2024, we announced positive 12-month biomarker data from the PARADIGM clinical trial, which showed a significant decrease in ferritin levels and a corresponding increase in transferrin levels, both indicating alleviation of the pathology. In February 2025, we announced additional findings from an 18-month analysis of the PARADIGM clinical trial showing improvements in two additional endpoints, complication-free survival and Slow Vital Capacity (SVC).

In October 2024, we provided a further update on our plans to file for early commercialization approval for PrimeC under Health Canada’s Notice of Compliance with Conditions (NOC/c) policy. This decision follows the recommendations of Canadian regulatory experts and recent clinical findings.

In December 2024, we concluded a Type C meeting with the FDA. The purpose of the meeting was to discuss the design of a proposed Phase 3 clinical study and the plan for submission of an eventual 505(b)(2) marketing application. We had a productive discussion with the FDA regarding the design of the planned Phase 3 pivotal study with PrimeC, including efficacy and safety measurements. In light of the FDA’s feedback, we plan to submit a final protocol to the FDA during the first half of 2025 with the aim of commencing enrollment of the pivotal Phase 3 study in mid-2025, which would include approximately 300 patients divided by a ratio of 2:1, PrimeC to placebo. The Phase 3 study is expected to be a randomized, multi-center, multinational, prospective, double-blind, placebo-controlled study, with an open label extension (OLE), to evaluate the efficacy and safety of PrimeC in people living with ALS. Following 12 months of treatment, it is expected that all participants will transition to PrimeC for a 12-month open label extension.

Clinical Results

NST003 Phase 2b Trial in ALS

In December 2023, we announced topline clinical efficacy results in our Phase 2b PARADIGM (NST003) trial of PrimeC for the treatment of ALS, reporting that we met the primary safety and tolerability endpoints and achieved secondary clinical efficacy endpoints.

The PARADIGM study was a randomized, multi-center, multinational, prospective, double-blind, placebo-controlled study, to evaluate safety, tolerability, and efficacy of PrimeC in 68 people living with ALS. Participants were administered PrimeC or placebo at a 2:1 ratio, respectively. After completion of the 6-month double-blind segment, participants had the option to enroll in a 12-month OLE, during which they all received treatment with PrimeC. Study participants were allowed to continue standard of care treatment of approved products.

The primary endpoints of the study included an evaluation of ALS-biomarkers as well as safety and tolerability assessment. Secondary and exploratory endpoints included the evaluation of clinical efficacy (ALSFRS-R and slow vital capacity), survival, and improvement in quality of life. The study completed enrollment in May 2023, enrolling 68 participants living with ALS in Israel, Italy, and Canada.

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

Summary of Adverse Events

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

In May 2024, we announced new positive data analysis from PARADIGM clinical trial demonstrating statistically significant slowing of disease progression in high-risk ALS patients. In July 2024, we announced results from the 12-month analysis of the PARADIGM clinical trial which showed a significant improvement in the rate of decline of ALS Functional Rating Scale-Revised (ALSFRS-R) scores and survival rates for subjects who received PrimeC from the start of the trial compared to those who started on placebo. In August 2024, we announced positive 12-month biomarker data from the PARADIGM clinical trial, which showed a significant decrease in ferritin levels and a corresponding increase in transferrin levels, both indicating alleviation of the pathology. In December 2024, we announced positive 18-month clinical data from the PARADIGM clinical trial, which showed a significant difference in ALSFRS-R when comparing participants that were treated with PrimeC for 18 months versus those initially on placebo, indicating a disease-modifying effect. In February 2025, we announced additional findings from an 18-month analysis of the PARADIGM clinical trial showing improvements in two additional endpoints, complication-free survival and Slow Vital Capacity (SVC).

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

The toxicology studies that we performed with celecoxib and ciprofloxacin combination included a 90-day oral repeat-dose combination toxicity and toxicokinetic study in rats, 21-day oral dose range-finding (DRF) repeat-dose combination toxicity and toxicokinetic study in rats, a 56 day non-GLP DRF oral repeat-dose toxicity and toxicokinetic study of ciprofloxacin in beagle dogs and a 270 day GLP repeat-dose oral Ciprofloxacin toxicity and toxicokinetics study in beagle dogs with a 28-day recovery period.

●	In the 90-day oral repeat-dose combination toxicity and toxicokinetic study in rats, no effects were observed at combination doses up to 50 mg/kg/day celecoxib and 600 mg/kg/day ciprofloxacin (NOAEL). These doses convert to human equivalent doses of 483 mg/day for celecoxib and 5806 mg/day for ciprofloxacin, respectively (based on body surface area conversion for a 60 kg individual), which are 3.6 times greater and 4.3 times greater, respectively, than the maximal celecoxib and ciprofloxacin proposed daily doses in the PrimeC extended-release formulation (1360 mg ciprofloxacin and 136 mg celecoxib).

●	In the 21-day oral DRF repeat-dose combination toxicity and toxicokinetic study in rats, no adverse or combination-related effects were observed at combination doses up to 50 mg/kg/day celecoxib and 400 mg/kg/day ciprofloxacin.

●	In the 56 day non-GLP DRF oral repeat-dose toxicity and toxicokinetic study of ciprofloxacin in beagle dogs, dogs aged 8-10 months old were dosed twice daily 8 hours apart for a period of 56 consecutive days with ciprofloxacin at 150 mg/kg/day or 300 mg/kg/day (3/sex/group) or with the vehicle (2/sex/group). No adverse effects were observed at ciprofloxacin doses up to 300 mg/kg/day, and this dose was determined as the NOAEL.

●	The 270 day GLP repeat-dose oral Ciprofloxacin toxicity and toxicokinetics study in beagle dogs with a 28-day recovery period was completed. The NOAEL was set to 200 mg/kg/day.

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

Collaboration Agreement with Lonza

In April 2024, we announced a collaboration with Lonza to evaluate biological changes occurring in people with neurodegenerative diseases, including ALS. This agreement provides us with access to Lonza’s unparalleled, state-of-the-art extracellular vesicles expertise and capabilities quickly and on an ‘on-demand’ basis, without further commitments. We will leverage Lonza’s extensive experience in biomarker utilization in neurodegenerative diseases. Lonza will provide the development, optimization, and qualification of a method measuring biomarkers from NDEs, which will be integrated into the development of PrimeC.

Additional Studies

In May 2023, we announced positive preliminary results from a novel biomarker study conducted to evaluate the potential of PrimeC for the treatment of PD.

In October 2023, we announced the results of a non-sponsored in vitro study of PrimeC in ALS, which demonstrated that PrimeC has a positive effect ion ALS survival in an innovative induced pluripotent stem cell model.

AD Program

In the fourth quarter of 2023, we initiated a randomized, prospective double-blind, single-center, placebo-controlled Phase 2 study to assess the safety, tolerability, target engagement, and efficacy of PrimeC (an intermediate formulation of CogniC) in patients with mild to moderate Alzheimer’s Disease (AD). The study is being conducted at the Rambam Medical Center site in Israel and aims to enroll 20 patients (10 participants per study arm). The study incorporates a comprehensive panel of biomarkers utilizing both cerebrospinal fluid (CSF) and blood to evaluate PrimeC’s biological activity and target engagement. Additionally, blood samples collected from each participant will be used to generate induced pluripotent stem cells (iPSCs), allowing for the study of disease mechanisms and drug response at the cellular level. This approach enables a deeper understanding of individual variability and may aid in predicting patient response to PrimeC.

The current study builds upon a proof-of-concept biomarker-driven cross-sectional study conducted in plasma samples from individuals with Alzheimer’s disease. This study aimed to assess the relevance of PrimeC’s proposed mode of action for addressing AD pathology. To this extent, a discovery biomarkers study was conducted utilizing neuronal-derived exosomes (NDEs) extracted from the plasma of 31 people living with AD vs. 19 neurologically healthy controls. To reinforce the study findings, the study was conducted in two cohorts to assure the robustness of the results. The obtained results from the discovery biomarkers study, as expected, showed higher levels of known proteins implicated in AD, i.e., Aβ42 (p<0.05) and pTau (p<0.01) (Figure 4A). Moreover, we found higher levels of TDP-43 (p<0.05) in AD samples (Figure 5B). Other markers related to the recycling process, such as cathepsin D (CatD), and inflammatory response, such as prostaglandin J2 (PgJ2), is altered in AD samples in comparison to control (Figure 2C). Specifically, CatD levels were lower (p<0.0001) in NDEs isolated from AD samples compared to control, and PgJ2 levels were higher (p<0.001) in AD samples. TDP-43 has been known to colocalize with senile plaques and neurofibrillary tangles, suggesting a direct interaction between TDP-43 and amyloid-β (Aβ) or tau, which are known to be hallmark biomarkers in AD. TDP-43 has been found in up to 57% of AD cases and aggregates of TDP-43 have been shown to be cytotoxic both in vitro and in vivo. Neuroinflammation plays a key role in the pathophysiology of the disease.

In view of the shared pathophysiology of these two neurodegenerative diseases, as well as the preliminary biomarker data, we believe that there is a reasonable basis to hypothesize that ciprofloxacin and celecoxib combination can be an effective treatment for people living with AD.

Pre-clinical Pipeline

Our preclinical pipeline includes one additional product candidate, StabiliC, for the treatment of PD. We are currently conducting pre-clinical studies related to PD. It is likely that we will choose to consult with the FDA with regards to our findings prior to the initiation of an advanced clinical studies, if and once relevant, and in order to obtain their advice and consent for the study design and clinical plan forward for each of the indications.

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

Competition

We compete in an industry characterized by rapidly advancing technologies, significant competition and a complex intellectual property landscape. We face substantial competition from many different sources, including large pharmaceutical, specialty pharmaceutical, and biotechnology companies. Recently we have also seen that academic research institutions and governmental agencies can and will continue to compete in this rapidly evolving environment with support from public and private research institutions. Below is a description of competition surrounding each of our disease targets and other technologies in development in the neurodegenerative field:

●	ALS. Potentially disease modifying therapeutics are being developed by several large and specialty pharmaceutical and biotechnology companies and academic institutions, including Biogen, Novartis, AB Science, Prilenia Therapeutics, Brainstorm Cell Therapeutics, Clene, QurAlis, Eledon, among others, in various stages of clinical trials.

●	Alzheimer’s Disease. Potentially disease modifying therapeutics are being developed by several large and specialty pharmaceutical and biotechnology companies, including Biogen, Eli Lilly, Eisai, Roche (including Genentech, its wholly owned subsidiary) and Alector in various stages of clinical trials.

●	Parkinson’s Disease. Potentially disease modifying therapeutics are being developed by several large and specialty pharmaceutical and biotechnology companies, including Prothena, Roche (including Genentech, its wholly owned subsidiary), Prevail/Eli Lilly, AstraZeneca, and Takeda in various stages of clinical trials.

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

In addition, we have developed a pharmaceutical composition comprising, as active ingredients, ciprofloxacin and celecoxib, and have been granted US Patent 12,097,185 and have filed international PCT application PCT/IL2022/051096 relating to the compositions. This patent and patent applications relate to pharmaceutical formulations. The US patent will expire in December 2042 and the national patent applications based on the PCT application are expected to expire in October 2042.

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

Facilities

Our corporate headquarters is located in Herzliya, Israel, where we lease and occupy approximately 2,300 square feet of office space. The current term of our Herzliya lease commenced January 2022 and expires on December 31, 2025 (following the exercise of the first option to extend the lease term) and the monthly lease payments, including utilities, amount to approximately $7 thousand and are indexed to the Israeli consumer price index. We have an option to extend the term of the lease for an additional two years. In September 2021, we entered into an agreement which provides us access to co-working spaces, including office space in Cambridge, Massachusetts. The lease pursuant to which we can access the co-working spaces is terminable at will by either us or the licensor for any reason upon 30 days’ written notice.

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

See “Item 4. Information on the Company—B. Business Overview—Facilities”.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly those in “Item 3. Key Information – D. Risk Factors.” Our discussion and analysis for the year ended December 31, 2023 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on April 4, 2024.

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

We have incurred operating losses in each year since our inception. We incurred net losses of $10.21 million and $10.10 million for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, we had an accumulated deficit of $36.66 million. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates from formulation development through preclinical development and clinical trials, seek regulatory approval and pursue commercialization of any approved product candidate. In addition, we expect that our expenses will increase substantially in connection with our ongoing activities as we:

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

Expenses on research activities is recognized in profit or loss when incurred. Development expenditures, including patent registration costs, are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and we intend to and have sufficient resources to complete development and to use or sell the asset. As of December 31, 2024, no development expenditures have met the recognition criteria and thus we have expensed all of our development expenditures as incurred.

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

Income Taxes

We have yet to generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses totaling approximately $24.7 million as of December 31, 2024. We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Results of Operations

Comparison of the Year Ended December 31, 2024 to the Year Ended December 31, 2023

Our results of operations for the years ended December 31, 2024 and 2023 were as follows:

	For the Years Ended December 31,
(U.S. dollars in thousands except share and per share data)	2024	2023
Statement of Operations:
Research and Development Expenses	(5,698)	(7,274)
General and Administrative Expenses	(4,204)	(4,775)
Operating Loss	(9,902)	(12,049)
Financing Income (expense), net	(308)	1,942
Net Loss and Comprehensive Loss	(10,210)	(10,107)
Basic and Diluted Net Loss per Share	(0.54)	(0.74)
Weighted average number of shares outstanding used in computing basic and diluted net loss per share	18,602,082	13,640,168

Research and Development Expenses

The following table describes the breakdown of our research and development expenses for the indicated periods:

	For the Years Ended December 31,
(U.S. dollars in thousands except share and per share data)	2024	2023
Subcontractors and consultants	$3,530	4,794
Share-based compensation	193	575
Salaries and social benefits	1,975	1,905

Total research and development expenses	$5,698	7,274

Our research and development expenses for the years ended December 31, 2024 and 2023 were $5,698 thousand and $7,274 thousand, respectively. The decrease of $1,576 thousand, or 21.6%, was mainly attributed to (i) a decrease of $1,264 thousand, or 26.3%, in subcontractor and consulting expenses relating to clinical programs and (ii) a decrease of $382 thousand, or 66.4%, in share-based compensation expenses to our employees and service providers.

General and Administrative Expenses

The following table describes the breakdown of our general and administrative expenses for the indicated periods:

	For the year ended December 31,
	2024	2023
	U.S. dollars in thousands
Professional services	$1,998	1,486
Share-based compensation	364	962
Salaries and social benefits	865	1,011
Insurance	309	511
Traveling abroad	134	164
Others	534	641
	$4,204	4,775

Our general and administrative expenses for the years ended December 31, 2024 and 2023 were $4,204 thousand and $4,775 thousand, respectively. The decrease of $571 thousand, or 11.9%, was primarily attributable to (i) a $598 thousand, or 62.1%, decrease in share-based compensation expenses due to fewer grants of options and restricted share units (“RSUs”) to our employees, directors and service providers, (ii) a decrease of $202 thousand, or 39.5%, in insurance costs as a public company and (iii) a decrease of $146 thousand, or 14.4%, in salaries and social benefits, mainly due to decrease in the number of employees which were offset by a $512 thousand, or 34.4%, increase in professional services expenses.

Financing Expenses

Our financing expenses, net for the year ended December 31, 2024 were $308 thousand compared to finance income, net of $1,942 thousand for the year ended December 31, 2023. The decrease of $2,250 thousand in finance expense was primary attributable to a $2,145 thousand decrease in revaluation of financial instruments.

B. Liquidity and Capital Resources

Overview

Since our inception, we have incurred losses and negative cash flows from our operations. For the year ended December 31, 2024, we incurred a net loss of approximately $10.21 million, while net cash of approximately $10.13 million was used in our operating activities. As of December 31, 2024, we had accumulated deficit of approximately $36.66 million. As of December 31, 2024, our cash and cash equivalents totaled approximately $3.37 million.

Our financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business, and our financial status creates a substantial doubt whether we will continue as a going concern. Our future operations are dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that we will be successful in completing an equity or debt financing or in achieving or maintaining profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern.

Through December 31, 2024, we have financed our operations primarily through our initial public offering, public and private offerings of our equity securities, proceeds from the exercise of warrants and options, and crowd funding of equity securities. Total gross invested capital as of December 31, 2024 was approximately $35.9 million, which included issuances of ordinary shares, SAFE agreements, options and warrants to purchase ordinary shares.

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

In April 2023, we entered into a sales agreement, or A.G.P./Alliance ATM, with A.G.P./Alliance Global Partners, or AGP, pursuant to which we were able to offer and sell, at our option, up to $5,743,677 of our ordinary shares through an at-the-market equity program under which AGP agreed to act as sales agent. In June 2023, we and AGP reduced the maximum aggregate offering amount under the A.G.P./Alliance ATM program to $502.30, and in October 2023, we terminated the A.G.P./Alliance ATM program with having sold 3,600 ordinary shares for aggregate gross proceeds of $7.2 thousands.

In June 2023, we received gross proceeds of approximately $4.5 million before deducting placement agent fee and related offering expenses million from a registered direct offering. Total issuance expenses in connection with the offering were $0.45 million.

In April 2024, we received gross proceeds of approximately $4.47 million before deducting placement agent fee and related offering expenses million from a registered direct offering. As part of the agreement, the Company also issued 70,964 ordinary shares valued at $0.1 million as issuance expenses to the placement agent. Total issuance expenses in cash in connection with the offering were $0.153 million.

In August 2024, we entered into a Capital on Demand Sales Agreement, or the 2024 Sales Agreement, with JonesTrading Institutional Services LLC, or JonesTrading. Pursuant to the 2024 Sales Agreement, we may offer and sell our ordinary shares having an aggregate offering price of up to $2,524,437, from time to time through JonesTrading. As of April 4, 2025, we have sold 1,549,725 of our ordinary shares pursuant to the 2024 Sales Agreement for aggregate gross proceeds of approximately $1.74 million.

In August 2024 and December 2024, we received gross proceeds of approximately $0.6 million and $5.0 million, respectively, before deducting offering expenses from private placements. Total issuance expenses in connection with the August 2024 and December 2024 offerings were $0.01 million and $0.06 million, respectively.

In October 2024, we entered into a Standby Equity Purchase Agreement, or the SEPA, with YA II PN, LTD., a Cayman Islands exempt limited partnership, or YA. Pursuant to the SEPA, we have the right, but not the obligation, to sell to YA from time to time, each such occurrence, an Advance, up to $30.0 million, or the Commitment Amount, of our ordinary shares, during the 36 months following the execution of the SEPA, subject to the restrictions and satisfaction of the conditions in the SEPA. As of the date of this annual report, we have issued 224,697 ordinary shares to YA as consideration for YA’s irrevocable commitment to purchase our ordinary shares up to the Commitment Amount and we have not sold any ordinary shares to YA as Advance Shares.

On December 2, 2024, we entered into a securities purchase agreement with an institutional investor and our chief executive officer pursuant to which we sold an aggregate of (i) 2,343,729 of our ordinary shares (ii) pre-funded warrants to purchase up to an aggregate of 1,656,271 ordinary shares and (iii) 8,000,000 ordinary warrants, each representing the right to acquire one ordinary share, in a private placement at a combined offering price of $1.25 per ordinary share and ordinary warrant and $1.2499 per pre-funded warrant and ordinary warrant. Each pre-funded warrant represented the right to purchase one ordinary shares at an exercise price of $0.0001 per share. The pre-funded warrants were exercisable immediately and at any time until the pre-funded warrants were exercised in full (subject to a beneficial ownership limitation set forth therein). The ordinary warrants are exercisable immediately upon issuance at an exercise price of $1.25 per share and will expire on the fifth anniversary of the original issuance date. Aggregate gross proceeds from the private placement were approximately $5.0 million, before deducting offering expenses. The offering closed on December 17, 2024.

Cash flows

The following table summarizes our statement of cash flows for the years ended December 31, 2024 and 2023:

	For the Years Ended December 31,
(U.S. dollars in thousands except share and per share data)	2024	2023
Net cash used in operating activities	$(10,135)	(8,354)
Net cash provided by (used in) investing activities	1	3,468
Net cash provided by financing activities	10,913	3,975
Effects of exchange rate changes on cash and cash equivalents	(41)	8
Increase (decrease) in cash and cash equivalents	$738	(903)

Net cash used in operating activities

Net cash used in operating activities was $10,135 thousand and $8,354 thousand for the years ended December 31, 2024 and 2023, respectively. The $1,781 thousand increase was attributable primarily to higher payments to service providers and subcontractors following higher proceeds from finance activity in 2024.

Net cash provided by (used in) investing activities

Net cash provided by (used in) investing activities was $1 thousand and $3,468 thousand for the years ended December 31, 2024 and 2023, respectively. The $3,467 thousand decrease was attributable primarily to changes in the investment in short-term and restricted deposits.

Net cash provided by financing activities

Net cash provided by financing activities was $10,913 thousand and $3,975 thousand for the years ended December 31, 2024 and 2023, respectively. The increase was primarily due to the higher proceeds from issuance of shares, warrants and pre-funded warrants in 2024 compared to 2023.

Funding Requirements

Since our inception, almost all of our resources have been dedicated to the preclinical and clinical development of our lead product candidate, PrimeC. As of December 31, 2024, we had cash and cash equivalents of $3.37 million. We believe that our existing cash and cash equivalents will not be sufficient to fund the Company’s operations for a period of at least 12 months from the date of approval of our consolidated financial statements.

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

Contractual Obligations and Commitments

As of December 31, 2024, we did not have any material contractual obligation and commitments, except for lease agreements with respect to offices. In December 2021, we entered into an office space lease agreement in Herzilya, Israel (which commenced on January 1, 2022). Monthly rent payments including utilities amount to approximately $7 thousand and indexed to CPI. The lease period was for 24 months with an option to extend the lease period for additional two periods of 24 months each. We exercised the first period option, and we expect to exercise the second option for an additional lease period.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Recent Offerings

On June 22, 2023, we sold to health-care focused institutional purchaser an aggregate of (i) 1,330,000 of our ordinary shares at an offering price of $1.50 per share and (ii) pre-funded warrants to purchase up to an aggregate of 1,670,000 ordinary shares at an offering price of $1.499 per pre-funded warrant, in a registered direct offering. Each pre-funded warrant represented the right to purchase one ordinary shares at an exercise price of $0.0001 per share. The pre-funded warrants were exercisable immediately and at any time until the pre-funded warrants were exercised in full (subject to a beneficial ownership limitation set forth therein). In a concurrent private placement, we also issued an aggregate of 3,000,000 ordinary warrants, each representing the right to acquire one ordinary share, at the same purchase price in the registered direct offering. The ordinary warrants are exercisable immediately upon issuance at an exercise price of $1.50 per share, and will expire on the fifth anniversary of the original issuance date. Aggregate gross proceeds from the registered direct offering and concurrent private placement were approximately $4.5 million, before deducting the placement agent fee and related offering expenses. The offerings closed on June 26, 2023. In June 2024, we and a certain institutional investor from the June 2023 concurrent private placement amended the ordinary warrant to purchase up to 3,000,000 ordinary shares to make certain adjustments to the “Redemption Right” provision in the ordinary warrant and extend the termination date of ordinary warrant to October 12, 2029. As of the date of this annual report, the pre-funded warrants have been exercised in full.

On April 10, 2024, we entered into a securities purchase agreement with an institutional investor pursuant to which we sold an aggregate of (i) 1,732,000 of our ordinary shares at an offering price of $1.50 per share and (ii) pre-funded warrants to purchase up to an aggregate of 1,248,000 ordinary shares at an offering price of $1.499 per pre-funded warrant, in a registered direct offering. Each pre-funded warrant represented the right to purchase one ordinary shares at an exercise price of $0.0001 per share. The pre-funded warrants were exercisable immediately and at any time until the pre-funded warrants were exercised in full (subject to a beneficial ownership limitation set forth therein). In a concurrent private placement, we also issued an aggregate of 2,980,000 ordinary warrants, each representing the right to acquire one ordinary share, at the same purchase price in the registered direct offering. The ordinary warrants are exercisable immediately upon issuance at an exercise price of $1.50 per share, and will expire on the fifth anniversary of the original issuance date. Aggregate gross proceeds from the registered direct offering and concurrent private placement were approximately $4.47 million, before deducting the placement agent fee and related offering expenses. The offerings closed on April 15, 2024. In June 2024, we and a certain institutional investor from the April 2024 concurrent private placement amended the ordinary warrant to purchase up to 2,980,000 ordinary shares to extend the termination date of the warrant to October 12, 2029.

On August 6, 2024, we entered into a securities purchase agreement with certain investors, including members of our senior management and existing investors, pursuant to which we sold (i) an aggregate of 800,000 of our ordinary shares and (ii) 800,000 ordinary warrants, each representing the right to acquire one ordinary share, in a private placement at a combined offering price of $0.75 per ordinary share and ordinary warrant. The ordinary warrants are exercisable immediately upon issuance at an exercise price of $0.75 per share, and will expire on the fifth anniversary of the original issuance date. Aggregate gross proceeds from private placement were approximately $0.6 million, before deducting offering expenses. The offering closed in September 2024.

On August 16, 2024, we entered into the 2024 Sales Agreement with JonesTrading. Pursuant to the 2024 Sales Agreement, we may offer and sell our ordinary shares having an aggregate offering price of up to $2,524,437, from time to time through JonesTrading. JonesTrading will receive a commission equal to 3.0% of the gross proceeds from the sale of the ordinary shares and will be reimbursed for certain specified expenses in connection with entering into the Sales Agreement. As of April 4, 2025, we have sold 1,549,725 of our ordinary shares pursuant to the 2024 Sales Agreement for aggregate gross proceeds of approximately $1.74 million.

On October 31, 2024, we entered into the SEPA with YA. Pursuant to the SEPA, we have the right, but not the obligation, to sell to YA from time to time up to $30.0 million of our ordinary shares, during the 36 months following the execution of the SEPA, subject to the restrictions and satisfaction of the conditions in the SEPA. At our option, the ordinary shares would be purchased by YA from time to time at a price equal to 97% of the lowest of the three daily VWAPs (as hereinafter defined) during a three consecutive trading day period commencing on the date that we, subject to certain limitations, deliver a notice to YA that we are committing YA to purchase such ordinary shares, or the Advance Shares. We may also specify a certain minimum acceptable price per share in each Advance. “VWAP” means, for any trading day, the daily volume weighted average price of our ordinary shares for such trading day on the Nasdaq Stock Market during regular trading hours as reported by Bloomberg L.P. As consideration for YA irrevocable commitment to purchase our ordinary shares up to the Commitment Amount, we agreed to issue 224,697 ordinary shares to YA and also paid a $25,000 structuring fee to an affiliate of YA. As of the date of this annual report, we have issued 224,697 ordinary shares to YA as consideration for YA’s irrevocable commitment to purchase our ordinary shares up to the Commitment Amount and we have not sold any ordinary shares to YA as Advance Shares.

On December 2, 2024, we entered into a securities purchase agreement with an institutional investor and our chief executive officer pursuant to which we sold an aggregate of (i) 2,343,729 of our ordinary shares (ii) pre-funded warrants to purchase up to an aggregate of 1,656,271 ordinary shares and (iii) 8,000,000 ordinary warrants, each representing the right to acquire one ordinary share, in a private placement at a combined offering price of $1.25 per ordinary share and ordinary warrant and $1.2499 per pre-funded warrant and ordinary warrant. Each pre-funded warrant represented the right to purchase one ordinary shares at an exercise price of $0.0001 per share. The pre-funded warrants were exercisable immediately and at any time until the pre-funded warrants were exercised in full (subject to a beneficial ownership limitation set forth therein). The ordinary warrants are exercisable immediately upon issuance at an exercise price of $1.25 per share, and will expire on the fifth anniversary of the original issuance date. Aggregate gross proceeds from the private placement were approximately $5.0 million, before deducting offering expenses. The offering closed on December 17, 2024.

C. Research and Development, Patents and Licenses

For a description of our research and development programs and the amounts that we have incurred over the last three years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Research and Development Expenses.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused that disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Policies and Use of Estimates

We describe our material accounting policies and estimates in Note 3 to our annual consolidated financial statements contained elsewhere in this annual report. We believe that these accounting policies and estimates are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our consolidated financial statements in accordance with U.S. GAAP.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information concerning our directors and senior management, including their ages, as of the date of this annual report:

Name	Position	Age
Executive Management
Alon Ben-Noon	Chief Executive Officer, Director	45
Or Eisenberg	Chief Financial Officer	43
Dr. Ferenc Tracik	Chief Medical Officer	61
Dr. Niva Russek-Blum	Chief Technology Officer	49
Hagit Binder	Chief Operating Officer	46
Non-Executive Directors
Mark Leuchtenberger *	Chair of the Board of Directors	68
Cary Claiborne (1) (2) *	External Director	64
Christine Pellizzari (1) (2) *	External Director	57
Roy Golan (1) *	Director	51
Dr. Revital Mandil-Levin (2)	Director	50

(1)	Member of audit committee

(2)	Member of compensation committee

*	Independent director under Nasdaq rules

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

Hagit Binder, Chief Operating Officer.

Ms. Hagit Binder has served as our Chief Operating Officer since May 2023, overseeing all operational aspects of the company, including clinical and non-clinical activities. Prior to this role, she served as Vice President of Operations since 2022. From 2018 to 2022, Ms. Binder held the position of VP, Project and Marketing at Nextar Chempharma Solutions. Ms. Binder has been appointed as the general manager in Israel commencing May 1, 2025. She holds an M.Sc.in Biotechnology, a B.Sc. in Molecular Biology, and an MBA from Bar-Ilan University.

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

Cary Claiborne, Director.

Mr. Claiborne became a member of our board of directors immediately prior to the closing of our initial public offering and serves as an external director under the Companies Law. Mr. Claiborne has served as the Chief Executive Officer since August 2022, Chief Operating Officer from December 2021 to August 2022 and a director since November 2021 for Adial Pharmaceuticals Inc. a public biopharmaceutical company. In July 2022, Mr. Claiborne was appointed to the board of directors of LadRx Corporation (fka CytRx Corporation), a biopharmaceutical company focused on discovering and developing new cancer therapeutics, where he also serves as Chairman of the compensation committee and member of the audit committee. Prior to joining Adial, Mr. Claiborne served as the CEO of Prosperity Capital Management, LLC, a US based Private Investment and Advisory firm that he founded. From 2014 until 2017, Mr. Claiborne served as the Chief Financial Officer and board member of Indivior PLC, a public global commercial stage pharmaceutical company. Mr. Claiborne was also on the Board of Directors of New Generation Biofuels Inc. and MedicAlert Foundation, where he also served as the chair of the audit and finance committees. From 2011 to 2014, Mr. Claiborne was the Chief Financial Officer of Sucampo Pharmaceuticals Inc., a public global biopharmaceutical company focused on drug discovery, development, and commercialization. Mr. Claiborne graduated from Rutgers University with a B.A. in Business Administration. He also holds an M.B.A from Villanova University and was previously a NACD Governance Fellow.

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

Roy Golan, Director.

Mr. Roy Golan  has served as a member of our board of directors since July 2024. He has acted as an independent financial advisor since July 2024 and currently serves as a director of My Size, Inc. (NASDAQ: MYSZ), a Nasdaq listed company and omnichannel e-commerce platform and provider of AI-driven software as service measurement solutions for fashion ecommerce companies. Mr. Golan previously served as the Chief Financial Officer of Ayala Pharmaceuticals, Inc. (OTCQX: ADXS), a clinical-stage oncology company, from its merger with BioSight Ltd., a private pharmaceutical company developing innovative therapeutics for hematological malignancies and disorders, in October 2023 until June 2024. From 2019 to 2023, Mr. Golan served as Executive VP and Chief Financial Officer of BioSight Ltd. From 2018 to 2019, Mr. Golan served as President and Chief Financial Officer of Exalenz Bioscience Ltd. (TASE: EXEN), a Tel Aviv Stock Exchange listed global, commercial-stage diagnostics company which developed its BreathID® technology platform to improve patient care by providing breath-based tests in the fields of gastroenterology and hepatology and was later acquired by Meridian Bioscience, Inc. (NASDAQ: VIVO). From 2015 to 2018, Mr. Golan served as the Chief Financial Officer of NeuroDerm (NASDAQ: NDRM), a Nasdaq listed clinical-stage pharmaceutical company developing next-generation drug-device combinations for central nervous system disorders, through its initial public offering until its acquisition by Mitsubishi Tanabe Pharma Group Company, and prior thereto he served as their VP Finance. Mr. Golan holds an LLM from Bar Ilan University as well as a BA from The College of Management in Rishon LeZion and is also a licensed CPA.

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

B. Compensation

The aggregate compensation, including share-based compensation, paid by us to our executive officers and directors for the year ended December 31, 2024 was approximately $2,723 thousand. This amount includes accruals to provide pension, severance, retirement or similar benefits or expenses, bonuses based on goals achieved as of December 31, 2024 but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

Below is an outline of compensation granted or paid to our executive officers during the year ended December 31, 2024. The value of equity compensation is determined based on accounting rules that involve certain assumptions and key variables, as discussed in Note 10 of our consolidated financial statements. Additionally, as each of our executives received an inaugural equity award in connection with our IPO, the accounting valuation of equity compensation for 2024 is not necessarily representative of our compensation practices for the future. Social benefits provided to management consist of payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds, vacation pay, and recuperation pay as mandated by Israeli law.

During the year ended December 31, 2024, we paid a base salary or other payments including social benefits of $366 thousand to Mr. Ben-Noon and equity compensation valued at $22 thousand, for a total of $388 thousand. Mr. Ben-Noon does not receive extra compensation for his service as a member of the board of directors. In addition, on June 27, 2024, at our annual general meeting of shareholders, following approval by our board of directors and compensation committee, our shareholders approved an annual bonus plan for Mr. Ben-Noon equal to an amount of twelve months’ salary, or the Target Bonus, based on a monthly salary of NIS 104,865 (approximately $28,753, based on the NIS/USD exchange rate in effect on December 31, 2024, with the Target Bonus being calculated based on the NIS monthly salary) payable under Mr. Ben-Noon’s employment agreement. In addition, we accrued expenses at the amount of $262 thousand to a bonus accrual, which was waived in December 2024.

During the year ended December 31, 2024, we paid a base salary including social benefits of $279 thousand to Mr. Eisenberg and equity compensation valued at $22 thousand, for a total of $301 thousand. From the commencement of his employment until our IPO, Mr. Eisenberg agreed to the minimum monthly salary allowed by Israeli law. In addition, we accrued expenses at the amount of $92 thousand to a bonus accrual, which was waived in December 2024.

During the year ended December 31, 2024, we paid a base salary and other costs related to employment with the Company of $412 thousand to Dr. Tracik and an equity compensation valued at $20 thousand for a total of $432 thousand. In addition, we accrued expenses at the amount of $117 thousand to a bonus accrual, which was waived in December 2024.

From January 1, 2024 through December 31, 2024, we paid a base salary and other costs related to employment with the Company of $188 thousand to Dr. Russek-Blum and an equity compensation valued at $29 thousand for a total of $217 thousand. In addition, we accrued expenses at the amount of $33 thousand to a bonus accrual, which was waived in December 2024.

From January 1, 2024 through December 31, 2024, we paid a base salary and other costs related to employment with the Company of $218 thousand to Ms. Binder and an equity compensation valued at $8 thousand for a total of $226 thousand. In addition, we accrued expenses at the amount of $37 thousand to a bonus accrual, which was waived in December 2024.

As of December 31, 2024, (i) 200,000 RSUs and (ii) 681,000 options to purchase 681,000 ordinary shares at a weighted average exercise price of $2.59, granted to our executive officers and directors were outstanding under our 2018 Share Incentive Plan, or the 2018 Plan. Each option will expire ten years from the date of the grant thereof.

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

Equity Compensation. Since January 1, 2018, we have granted options to purchase our ordinary shares to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our 2018 Plan under “Management—2018 Share Incentive Plan.” If our relationship with an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), all options that are vested will remain exercisable for 90 days after such termination. If the relationship is terminated due to the death of the executive officer or a director, the participant may exercise any portion of the options which have vested within 60 days of the death of the executive officer or a director, at any time but no later than the one year anniversary of the executive officer or a director’s death or the end of the term, whichever is earlier. If our relationship with an executive officer or a director is terminated by reason of retirement or disability the participant may exercise any portion of the options which have vested within 90 days of the executive officer or a director’s retirement or disability, at any time but no later than the one year anniversary of the executive officer or a director’s retirement or disability or the end of the term, whichever is earlier.

On May 30, 2023, at our annual general meeting of shareholders, our shareholders approved the grant of 24,000 RSUs to each of Mr. Pellizzari, Mr. Claiborne, Ms. Caren Deardorf (former member of the board of directors in June 2024) and Ms. Mandil-Levin and the grant of 64,000 RSUs to Mr. Leuchtenberger. The RSUs vest on the one year anniversary of the approval of our board of directors of the grant, which was May 20, 2023.

On June 27, 2024, at our annual general meeting of shareholders, our shareholders approved the grant of 24,000 RSUs to each of Mr. Pellizzari, Mr. Claiborne, Mr. Golan and Ms. Mandil-Levin and the grant of 64,000 RSUs to Mr. Leuchtenberger. The RSUs vest on the one year anniversary of the approval of the date of the annual general meeting of shareholders, which will be June 27, 2025. In addition, our shareholders approved the acceleration of 18,000 unvested options that were previously granted to Ms. Deardorf in December 2021.

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

C. Board Practices

Board of Directors

Under the Companies Law and our amended and restated articles of association, our business and affairs will be managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our chief executive officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our chief executive officer is appointed by, and serves at the discretion of, our board of directors, subject to the agreed upon employment terms approved by our shareholders. All other executive officers are appointed by the chief executive officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them. Under our amended and restated articles of association, other than external directors, for whom special election requirements apply under the Companies Law, as detailed below, the number of directors on our board of directors will be no less than five and no more than nine directors divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2023 and after, each year the term of office of only one class of directors will expire. Our directors who are not external directors will be divided among the three classes as follows:

●	the Class I director is Roy Golan, and her term will expire at our annual meeting of shareholders to be held in 2026;

●	the Class II directors are Alon Ben-Noon and Mark Leuchtenberger, and their term will expire at our annual meeting of shareholders to be held in 2027; and

●	the Class III director is Dr. Revital Mandil-Levin, and her term will expire at our annual general meeting of shareholders to be held in 2025.

Cary Claiborne and Christine Pellizzari serve as our external directors and each has a term of three years.

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

Our audit committee consists of Cary Claiborne, Christine Pellizzari and Roy Golan. Mr. Claiborne serves as the chair of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of Nasdaq. Our board of directors has determined that Mr. Claiborne is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of Nasdaq.

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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. On March 31, 2022, we appointed Israel Gewirts from Fahn Kanne & Co. Grant Thornton Israel, as our internal auditor.

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

D. Employees

As of December 31, 2024, we had fifteen full and part time employees and several part-time consultants, most of whom work at our headquarters in Herzliya, Israel and the rest of whom work in Zurich, Switzerland and Cambridge, Massachusetts.

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

2018 Share Incentive Plan

The 2018 Plan was adopted by our board of directors as the 2018 Employee Share Option Plan on December 16, 2018 and was subsequently amended and renamed the 2018 Share Incentive Plan. The 2018 Plan provides for the grant of options to our employees, offices, directors, advisors and consultants in order to promote a close identity of interests between those individuals and the Company and/or an affiliate of the Company.

Shares Available for Grant. As of December 31, 2024, there were 760,705 ordinary shares available for issuance under the 2018 Plan. The number of shares reserved for issuance is subject to an annual increase to be added as of the first day of the Company’s fiscal year, equal to 4% of the total number of shares issued and outstanding on a fully-diluted basis as of the end of the immediately preceding fiscal year (or such lesser number of shares, including no shares, determined by the Board in its sole discretion). Ordinary shares subject to options granted under the 2018 Plan that expire or forfeited or otherwise terminated without having been exercised in full will become available again for future grant under the 2018 Plan. On October 31, 2021, our Board approved an amendment to the 2018 Plan to increase the number of shares reserved under this plan to 1,151,130. On March 31, 2025, our Board approved an amendment to the 2018 Plan to increase the number of shares reserved under this plan to 4,117,863.

Administration. Our board of directors, or a duly authorized committee of our board of directors, administers the 2018 Plan. Under the 2018 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2018 Plan, determine eligible participants, the number of awards for each participant and the exercise price, time or times at which awards will be granted, whether, to what extent, and under what circumstances an award may be settled, cancelled, forfeited, exchanged, or surrendered, any terms and conditions in addition to those specified in the 2018 Plan under which an award may be granted, accelerate the date of exercise of granted awards, waive or amend 2018 Plan provisions relating to exercise of awards, including exercise of Awards after termination of employment, for any reason and the terms and conditions under which a participant may elect to receive ordinary shares upon the exercise of the award or in exchange for the underlying shares and take any actions, as deemed necessary or advisable for the administration and implementation of the Plan.

Eligibility. The 2018 Plan provides for granting options, shares, restricted shares and RSUs in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version), 5721-1961, or the Ordinance, or, for awards granted to consultants, advisors, service providers or controlling shareholders of the company, under Section 3(i) of the Ordinance. Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of awards. Our non-employee service providers and controlling shareholders may only be granted awards under section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of awards to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of awards directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for the grantee, permits the issuance to a trustee under the “capital gain track.”

Grant. All awards granted pursuant to the 2018 Plan will be evidenced by a grant letter. The grant letter will set forth the terms and conditions of the option grant, including the tax provision under which the award is granted, the tax track that the Company has elected according to the 2018 Plan (if applicable), the exercise price, the number of awards granted to the participant, the date of grant and the vesting schedule. Each option will expire ten years from the date of the grant thereof, unless such shorter term of expiration is otherwise designated by the administrator.

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

Transferability. Awards may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent

Termination of Employment. In the event of termination of a participant’s employment or service with the company or any of its affiliates and except as described below:

(i) all vested and exercisable options held by such as of the date of termination may be exercised within ninety days after such date of termination, unless otherwise provided by the administrator. All other options held by such participant will expire upon the date of termination of employment;

(ii) all RSUs not vested on the date of termination shall terminate immediately and have no legal effect, unless determined otherwise by the administrator; and

(iii) all ordinary shares remaining subject to a vesting schedule or performance conditions on the date of termination shall terminate immediately and have no legal effect, unless determined otherwise by the administrator.

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

Transactions. In the event of a stock split, reverse stock split, combination, reclassification, the payment of a stock dividend, or any other increase or decrease in the number of issued shares effected without receipt of consideration by the company (but not including the conversion of any convertible securities of the company), the administrator in its sole discretion shall make an appropriate adjustment in the number of shares related to each outstanding award, the number of shares reserved for issuance under the 2018 Plan, and the exercise price per share of each outstanding award. Except as expressly provided therein, no issuance by the company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to an award.

In the event a sale of all or substantially all of the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries; or a sale of all or substantially all of the shares of the share capital of the Company whether by a single transaction or a series of related transactions which occur either over a period of 12 months or within the scope of the same acquisition agreement; or a merger, consolidation or like transaction of the Company with or into another corporation in which the Company is not the surviving entity, including a reverse triangular merger but excluding a re-organization as defined under the 2018 Plan (any of the foregoing, a “Transaction”), any and all outstanding and unexercised unvested awards will be cancelled for no consideration, unless determined otherwise by the Administrator, and the Administrator at its sole and absolute discretion may decide: (i) if and how the unvested awards, as the case may be, shall be canceled, exchanged, assumed, replaced, repurchased or accelerated, (ii) if and how vested awards (including awards with respect to which the vesting period has been accelerated) shall be exercised, exchanged, assumed, replaced and/or sold by the Trustee or the Company (as the case may be) on behalf of the participants, including determining that all unexercised vested awards shall be cancelled for no consideration upon a Transaction; (iii) how underlying shares issued upon exercise of the options (or, if applicable, the vesting of other Awards) granted under of the trust tracks and held by the trustee under Section 102 of the Ordinance on behalf of participants shall be replaced and/or sold by the trustee on behalf of these participant; and (iv) how any treatment of awards and underlying shares may be made subject to any payment or escrow arrangement, or any other arrangement determined within the scope of the Transaction in relation to awards and underlying shares of the Company.

In the case of assumption and/or substitution of awards, appropriate adjustments shall be made so as to reflect such action and all other terms and conditions of the grant letter shall remain unchanged, including but not limited to the vesting schedule, all subject to the determination of the Board, which its determination shall be at its sole discretion and final. The grant of any substitutes for the awards to participants further to a Transaction will be considered to be in full compliance with the terms of this Plan. The value of the exchanged awards pursuant to this provision will be determined in good faith solely by the Board, based on the fair market value as defined in the 2018 Plan, and its decision shall be final and binding on all the participants.

Without derogating from the above, in the event of a Transaction the Board may, at its sole discretion, require the participants to exercise all vested awards within a set time period and sell all of their shares on the same terms and conditions as applicable to the other shareholders selling their Company shares as part of the Transaction. Each participant acknowledges and agrees that the Board shall be entitled, subject to any applicable law, to authorize any one of its members to sign any agreement and any share transfer deeds in customary form with respect to the shares held by such participant and that such agreement and share transfer deed, as applicable, shall bind the participant.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

There was no erroneously awarded compensation that was required to be recovered pursuant to the NeuroSense Therapeutics Ltd. Compensation Clawback Policy during the fiscal year ended December 31, 2024.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table presents information relating to the beneficial ownership of our ordinary shares as of April 7, 2025, for:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;

●	each of our executive officers and directors; and

●	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of the date of this annual report to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 23,988,669 ordinary shares outstanding as of April 7, 2025.

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

Shareholder	Number	Percent
5% Shareholders
Alon Ben-Noon(1)	3,281,932	13.62%
Rimon Gold Assets Ltd. (2)	2,407,229	9.99%

Executive Officers and Directors
Alon Ben-Noon(1)	3,281,932	13.62%
Or Eisenberg(3)	568,590	2.36%
Dr. Ferenc Tracik(4)	364,285	1.51%
Dr. Niva Russek-Blum(5)	111,428	*
Hagit Binder(6)	65,000	*
Mark Leuchtenberger(7)	232,000	*
Cary Claiborne(8)	96,000	*
Roy Golan(9)	-	-
Christine Pellizzari(10)	96,000	*
Revital Mandil-Levin(11)	100,526	*
All executive officers and directors, as a group (10 persons)	4,915,761	19.81%

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)	Consists of 3,175,266 ordinary shares and warrants to purchase 106,666 ordinary shares that are exercisable within 60 days of April 7, 2025.

(2)

Based in part upon information contained in a Schedule 13G filed by the shareholder on December 9, 2024. Consists of (i) 2,303,729 ordinary shares, and (ii) 103,500 ordinary shares issuable upon exercise of pre-funded warrants. Does not include (i) 1,552,771 ordinary shares issuable upon exercise of pre-funded warrants, and (iii) 7,920,000 ordinary shares issuable upon exercise of warrants. The pre-funded warrants and warrants are subject to a beneficial ownership limitation of 9.99%, which such limitation restricts holder from exercising that portion of the pre-funded warrants and warrants that would result in the holder and its affiliates owning, after exercise, a number of ordinary shares in excess of the beneficial ownership limitation. Rimon Gold Assets Ltd. (“Rimon Gold”), an Israeli private company, is wholly owned by the Goldfinger Trust (the “Trust”), a trust organized under the laws of Jersey. Mr. Abir Raveh serves as Trustee of the Trust and as the sole director and executive officer of Rimon Gold. Yair Goldfinger is the sole beneficiary of the Trust. The principal business office of each of Rimon Gold and the Goldfinger Trust is 32A Habarzel, Tel Aviv, Israel. The address of Mr. Raveh is 32 Brenner St. Herzelia, Israel.

(3)	Consists of 480,924 ordinary shares and options to purchase 21,000 ordinary shares and warrants to purchase 66,666 ordinary shares that are exercisable within 60 days of April 7, 2025.

(4)	Consists of 189,618 ordinary shares and options to purchase 108,000 ordinary shares and warrants to purchase 66,667 ordinary shares that are exercisable within 60 days of April 7, 2025.

(5)	Consists of 75,428 ordinary shares and options to purchase 36,000 ordinary shares that are exercisable within 60 days of April 7, 2025. Does not include 10,000 ordinary shares issuable upon vesting of outstanding RSUs that are not do not vest within 60 days of April 7, 2025.

(6)	Consists of 32,000 ordinary shares and options to purchase 33,000 ordinary shares that are exercisable within 60 days of April 7, 2025. Does not include 10,000 ordinary shares issuable upon vesting of outstanding RSUs do not vest within 60 days of April 7, 2025 and 3,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 7, 2025.

(7)	Consists of 64,000 ordinary shares and options to purchase 168,000 ordinary shares that are exercisable within 60 days of April 7, 2025. Does not include 24,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 7, 2025 and 64,000 ordinary shares issuable upon vesting of outstanding RSUs that do not vest within 60 days of April 7, 2025.

(8)	Consists of 24,000 ordinary shares and options to purchase 72,000 ordinary shares that are exercisable within 60 days of April 7, 2025. Does not include 24,000 ordinary shares issuable upon vesting of outstanding RSUs that do not vest within 60 days of April 7, 2025.

(9)	Does not include 24,000 ordinary shares issuable upon vesting of outstanding RSUs that do not vest within 60 days of April 7, 2025.

(10)	Consists of 24,000 ordinary shares and options to purchase 72,000 ordinary shares that are exercisable within 60 days of April 7, 2025. Does not include 24,000 ordinary shares issuable upon vesting of outstanding RSUs that do not vest within 60 days of April 7, 2025.

(11)	Consists of 28,526 ordinary shares and options to purchase 72,000 ordinary shares that are exercisable within 60 days of April 7, 2025. Does not include 24,000 ordinary shares issuable upon vesting of outstanding RSUs that do not vest within 60 days of April 7, 2025.

Significant Changes in the Ownership of Major Shareholders

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this annual report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2022.

Holdings by U.S. Shareholders

As  of April 7, 2025, there were 1,361 holders of record of our ordinary shares, out of which 15 holders of record had a registered address in the United States. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as 78.4% of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

B. Related Party Transactions

Agreements with Directors and Officers

Employment Agreements

We have entered into employment agreements with each of our executive officers. See “Item 6B. Directors, Senior Management and Employees — Compensation.”

December 2024 Offering

On December 2, 2024, we entered into a securities purchase agreement with an institutional investor and our chief executive officer pursuant to which we sold an aggregate of (i) 2,343,729 of our ordinary shares (ii) pre-funded warrants to purchase up to an aggregate of 1,656,271 ordinary shares and (iii) 8,000,000 ordinary warrants, each representing the right to acquire one ordinary share, in a private placement at a combined offering price of $1.25 per ordinary share and ordinary warrant and $1.2499 per pre-funded warrant and ordinary warrant. Each pre-funded warrant represented the right to purchase one ordinary shares at an exercise price of $0.0001 per share. The pre-funded warrants were exercisable immediately and at any time until the pre-funded warrants were exercised in full (subject to a beneficial ownership limitation set forth therein). The ordinary warrants are exercisable immediately upon issuance at an exercise price of $1.25 per share, and will expire on the fifth anniversary of the original issuance date. Aggregate gross proceeds from the private placement were approximately $5.0 million, before deducting offering expenses. The offering closed on December 17, 2024. All consideration in this issuance was classified to equity.

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

The distribution of dividends may also be limited by the Companies Law, which permits the distribution of dividends only out of retained earnings or earnings derived over the two most recent fiscal years, whichever is higher, provided that there is no reasonable concern that payment of a dividend will prevent a company from satisfying its existing and foreseeable obligations as they become due. As of December 31, 2024, we did not have distributable earnings pursuant to the Companies Law. Dividend distributions may be determined by our board of directors, as our amended and restated articles of association do not provide that such distributions require shareholder approval.

B. Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2024.

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

On April 4, 2025, the last reported closing price of our Ordinary Shares on The Nasdaq Capital Market was $0.99 per share.

On April 4, 2025, the last reported closing price of our Warrants on The Nasdaq Capital Market was $0.20 per warrant.

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

B. Memorandum and Articles of Association

General

Our authorized share capital consists of 90,000,000 ordinary shares, no par value per share.

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

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares and Warrants is Equiniti Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.

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

Capital Gains Taxes Applicable to Israeli Resident Securityholders

An Israeli resident corporation who derives capital gains from the sale of shares or warrants in an Israeli resident company will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate (currently of 23%). An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual securityholder is claiming deduction of interest expenditures or he is a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (at a rate of up to 47% in 2025 (not including Surtax as discussed below)). Certain Israeli institutions who are exempt from tax under section 9(2) or section 129(C)(a)(1) of the Ordinance (such as exempt trust funds and pension funds) may be exempt from capital gains tax from the sale of the securities.

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

Surtax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income, including, but not limited to, income derived from dividends, interest and capital gains, exceeding a certain threshold (currently NIS 721,560 for years 2024 through 2027, which amount will be updated annually starting January 1, 2028, based on the change in the Israeli consumer price index) (the “Threshold Amount”). An additional 2% tax applies to “capital income” earned as of January 1, 2025 (including capital gains, dividends, and interest) exceeding the Threshold Amount.

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

Passive Foreign Investment Company Considerations

Based on our income and assets, we expect to be a PFIC for the preceding taxable year and expect to be a PFIC for the current taxable year. Because the determination of our PFIC status is made based on the factual tests described below, however, we cannot provide any assurances regarding our PFIC status for the current or future taxable years or that the IRS will agree with our conclusion regarding our PFIC status. If we were classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules with respect to distributions on and sales, exchanges and other dispositions of the ordinary shares or Warrants. We will be treated as a PFIC for any taxable year in which at least 75 percent of our gross income is “passive income” or at least 50 percent of our gross assets during the taxable year (based on the average of the fair market values of the assets determined at the end of each quarterly period) are assets that produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. However, rents and royalties received from unrelated parties in connection with the active conduct of a trade or business are not considered passive income for purposes of the PFIC test. In determining whether we are a PFIC, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest (by value) is taken into account.

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

Foreign Currency Exchange Risk

The U.S. dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in NIS. As a result, we are exposed to the risk that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation, if any, of the NIS against the dollar. For example, the dollar strengthened against the NIS in 2022, 2023 and 2024 by 12.5%, 3.0% and 0.55%, respectively. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment and this framework, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024.

(c) Attestation Report of Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to our status as an emerging growth company and, accordingly, are exempt from the requirement to provide such a report

(d) Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2024 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

	Year Ended December 31,
Services Rendered	2024	2023
	(U.S. dollars in thousands)
Audit Fees (1)	238	170
Audit Related Fees		-
Tax Fees (2)	11	7
All Other Fees		-
Total	249	177

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements, and fees relating to regulatory filings including review of registration statements. (2) Tax fees are the aggregate fees for professional services rendered during the period for tax compliance and tax advice other than in connection with the audit.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted a statement of trading policies that governs the trading in our securities by our directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Insider Trading Policy is included as Exhibit 11.1 to this annual report. In addition, with regard to any trading in our own securities, it is our policy to comply with the federal securities laws and the applicable exchange listing requirements.

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

The oversight of cybersecurity threats is undertaken by our CFO, who has experience in various leadership and consultancy roles. In the event of a material incident or threat, our CEO is notified as well. The CEO would then be expected to report the threat to the audit committee of the Board of Directors, which is responsible for oversight of strategic, financial and other major risks to the Company, which could include those posed by cybersecurity threats. The level of each risk would be determined by considering the impact of the risk itself and the likelihood of the risk materializing and high scoring risks are actioned upon. The Company’s risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the company’s objectives as well as specific risks related to a compromise to the security of data. See “Item 3.D Risk Factors—Risks Related to Our Business and Strategy—Our internal computer systems, or those of our CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a disruption of our drug development programs.”

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit no.	Exhibit
1.1*	Amended and Restated Articles of Association
2.1*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
4.2*	2018 Share Incentive Plan
4.3	Compensation Policy (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
4.4	Form of Share Purchase Agreement (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
4.5	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
4.6	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
4.7	Form of Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
4.8	Form of Warrant Agency Agreement between American Stock Transfer & Trust Company. LLC and NeuroSense Therapeutics Ltd. (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
4.9	Sales Agreement, dated April 14, 2023, by and between NeuroSense Therapeutics Ltd. and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K filed with the SEC on April 14, 2023)
4.10	Placement Agent Agreement, dated as of June 22, 2023, by and between NeuroSense Therapeutics Ltd. and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 1.1 to the Registrant’s Report on Form 6-K filed with the SEC on June 23, 2023)
4.11	Form of Securities Purchase Agreement, dated as of June 22, 2023, by and between NeuroSense Therapeutics Ltd. and the purchaser identified on the signature page thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K filed with the SEC on June 23, 2023)
4.12	Form of Ordinary Warrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Report on Form 6-K filed with the SEC on June 23, 2023)
4.13	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 to the Registrants Report on Form 6-K filed with the SEC on June 23, 2023)
4.14	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Report on Form 6-K filed with the SEC on April 12, 2024)
4.15	Placement Agent Agreement, dated as of April 10, 2024, by and between NeuroSense Therapeutics Ltd. and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K filed with the SEC on April 12, 2024)
4.16	Form of Securities Purchase Agreement, dated as of April 10, 2024, by and between NeuroSense Therapeutics Ltd. and the purchaser identified on the signature page thereto (incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 6-K filed with the SEC on April 12, 2024)
4.17	Form of Ordinary Warrant (incorporated by reference to Exhibit 10.3 to the Registrant’s Report on Form 6-K filed with the SEC on April 12, 2024)
4.18	Form of Securities Purchase Agreement, dated as of August 6, 2024, by and between NeuroSense Therapeutics Ltd. and the purchaser identified on the signature page thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K filed with the SEC on August 7, 2024)

4.19	Form of Warrant (incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 6-K filed with the SEC on August 7, 2024)
4.20	Capital on Demand™ Sales Agreement, dated August 16, 2024, by and between NeuroSense Therapeutics Ltd. and JonesTrading Institutional Services LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K filed with the SEC on August 16, 2024)
4.21	Standby Equity Purchase Agreement dated October 31, 2024, by and between NeuroSense Therapeutics Ltd. and YA II PN, LTD. (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K filed with the SEC on October 31, 2024)
4.22	Form of Securities Purchase Agreement, dated as of December 2, 2024, by and between NeuroSense Therapeutics Ltd. and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K filed with the SEC on December 2, 2024)
4.23	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 6-K filed with the SEC on December 2, 2024)
4.24	Form of Ordinary Warrant (incorporated by reference to Exhibit 10.3 to the Registrant’s Report on Form 6-K filed with the SEC on December 2, 2024)
8.1	List of Subsidiaries of NeuroSense Therapeutics Ltd. (incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F, filed with the SEC on April 4, 2024)
11.1*	Insider Trading Policy
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350
15.1*	Consent of Somekh Chaikin (Member firm of KPMG International), Independent Registered Public Accounting Firm
97.1+	Clawback Policy (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F, filed with the SEC on April 4, 2024)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

+	Management contract or compensatory plan or arrangement.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NeuroSense Therapeutics LTD.

By:	/s/ Alon Ben-Noon
	Name:	Alon Ben-Noon
	Title:	Chief Executive Officer

By:	/s/ Or Eisenberg
	Name:	Or Eisenberg
	Title:	Chief Financial Officer

Date: April 7, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
NeuroSense Therapeutics Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of NeuroSense Therapeutics Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

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
Tel-Aviv, Israel
April 7, 2025

NeuroSense Therapeutics Ltd.
Consolidated Statements of Financial Position
(U.S. dollars in thousands, except share and per share data)

		As of December 31,
	Note	2024	2023
Assets
Current assets:
Cash and cash equivalent	3	$3,378	$2,640
Other receivables	4	989	236
Restricted deposits	2G	35	40
Total current assets		4,402	2,916

Non-current assets:
Property and equipment, net	5	66	85
Right of use assets	6	84	162
Restricted deposit	2G	23	22
Total non-current assets		173	269
Total assets		$4,575	$3,185

Liabilities shareholders’ and equity
Current liabilities:
Trade payables		$1,160	$1,459
Other current liabilities	7	832	2,000
Total current liabilities		1,992	3,459

Non-current liabilities:
Lease liability less current maturity	6	-	73
Liability in respect of warrants	8	-	1,412
		-	1,485

Total liabilities		1,992	4,944

Shareholders’ equity:	9,10
Ordinary shares, no par value:
Authorized: 90,000,000 shares at December 31, 2024 and 60,000,000 shares at December 31, 2023; Issued and outstanding: 23,228,941 and 15,379,042 shares at December 31, 2024 and 2023, respectively			-
Share Premium and Capital Reserve		39,243	24,362
Accumulated deficit		(36,660)	(26,121)
Total shareholders’ equity (deficit)		2,583	(1,759)
Total liabilities and shareholders’ equity		$4,575	$3,185

The accompanying notes are an integral part of these consolidated financial statements.

NeuroSense Therapeutics Ltd.
Consolidated Statements of Income and Comprehensive Loss
(U.S. dollars in thousands, except share and per share data)

		For the year ended December 31
	Note	2024	2023	2022
Research and development expenses	11	$(5,698)	$(7,274)	$(5,587)

General and administrative expenses	12	(4,204)	(4,775)	(4,967)

Operating loss		(9,902)	(12,049)	(10,554)

Financing income (expenses), net	13	(308)	1,942	62

Net loss and comprehensive loss		$(10,210)	$(10,107)	$(10,492)

Basic and diluted net loss per share		$(0.54)	$(0.74)	$(0.91)

Weighted average number of ordinary shares used in computing basic net loss per share		18,602,082	13,640,168	11,504,521

The accompanying notes are an integral part of these consolidated financial statements.

NeuroSense Therapeutics Ltd.
Consolidated Statements of Changes in Equity (deficit)
(U.S. dollars in thousands, except share and per share data)

	Ordinary Shares		Share Premium and Capital		Accumulated	Total Equity
	Number	Amount	Reserve		Deficit	(Deficit)
Balance as of January 1, 2022	10,943,534	$-	$16,356		$(5,522)	$10,834

Repurchase of options	-	-	(96)		-	(96)
Exercise of warrants and vested RSUs	838,429	-	3,870		-	3,870
Share based payment compensation	-	-	1,728		-	1,728
Net loss and comprehensive loss	-	-	-		(10,492)	(10,492)

Balance as of December 31, 2022	11,781,963	$-	$21,858		$(16,014)	$5,844

Issuance of shares and pre-funded warrants, net	1,333,600	-	806		-	806
Exercise of pre-funded warrants, options and vested RSUs	2,263,479	-	-		-	-
Share based payment compensation	-	-	1,698		-	1,698
Net loss and comprehensive loss	-	-	-		(10,107)	(10,107)

Balance as of December 31, 2023	15,379,042	$-	$24,362		$(26,121)	$(1,759)

Issuance of shares and pre-funded warrants, net	5,981,238	-	10,806		-	10,806
Exercise of pre-funded warrants, options and vested RSUs	1,573,000	-	(*	)	-	(* )
Issuance of shares due to SEPA agreement	224,697		281		-	281
Reclassification of warrants into equity (see Note 8)	-	-	1,695		(329)	1,366
Bonus accrual reclassification to equity (see Note 14)	-	-	1,434		-	1,434
Share-based compensation	70,964	-	665		-	665
Net loss and comprehensive loss	-	-	-		(10,210)	(10,210)

Balance as of December 31, 2024	23,228,941	$-	$39,243		$(36,660)	$2,583

(*)	less than $1.

The accompanying notes are an integral part of these consolidated financial statements.

NeuroSense Therapeutics Ltd.
Consolidated Statements of Cash Flows
(U.S. dollars in thousands, except share and per share data)

	For the year ended December 31
	2024	2023	2022
Cash flows from operating activities
Net loss for the year	$(10,210)	$(10,107)	$(10,492)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	22	21	12
Share based compensation	557	1,537	1,728
Revaluation of liability in respect to warrants	(46)	(2,191)	-
Financing expenses, net	323	473	41

Changes in assets and liabilities:
Decrease in operating right of use asset	78	74	70
Decrease in operating lease liability	(69)	(69)	(95)
Decrease (increase) in other current assets	(753)	19	55
Increase (decrease) in trade payables	(299)	961	459
Increase in other payables	262	928	606

Net cash used in operating activities	(10,135)	(8,354)	(7,616)

Cash flows from investing activities
Purchase of property and equipment	(3)	(29)	(70)
Redemption of (investment in) short-term deposits	-	3,500	(3,500)
Redemption of (investment in) restricted deposit, net	4	(3)	(20)

Net cash provided by (used in) investing activities	1	3,468	(3,590)

Cash flows from financing activities
Payment in respect of cancellation of options	-	-	(96)
Exercise of warrants and options	-	5	3,870
Issuance of shares, warrants and pre-funded warrants, net	11,304	4,334	-
Issuance costs	(391)	(364)	-

Net cash provided by financing activities	10,913	3,975	3,774

Effects of exchange rate changes on cash and cash equivalents	(41)	8	(88)
Increase (decrease) in cash and cash equivalents	738	(903)	(7,520)

Cash and cash equivalents as at the beginning of the year	2,640	3,543	11,063

Cash and cash equivalents as of the end of the year	$3,378	$2,640	$3,543

Non-cash investing and financing activities:
Reclassification of warrants into equity	$1,366	$-	$-
Bonus accrual reclassification to equity (See Note 14)	$1,434	$-	$-
Recognition of right of use assets	$-	$-	$306
Supplemental disclosure of cash flow information:
Interest received	$2	$179	$49

The accompanying notes are an integral part of these consolidated financial statements.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

(U.S. dollars in thousands, except share and per share data)

Note 1 - General

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

Based on current expected level of operating expenditures, the Company’s cash resources as at December 31, 2024 shall not be sufficient to fund the Company’s operations for a period of at least 12 months from the approval of these consolidated financial statements, assuming that the Company will continue its development plan in accordance with the original pipeline and without delaying or slowing down the progress of its plans. The Company will require additional cash to fund the execution of its mid and long-term development program. The Company anticipates raising additional funds through public or private sales of debt or equity securities, collaborative arrangements, or some combination thereof. Whilst management is progressing with its plans to secure external financing, these still require approval by third parties, and accordingly, there is no assurance that any such arrangement will be entered into or that financing will be available when needed in order to allow it to continue its operations, or if available, on terms favorable or acceptable to it.

In the event financing is not obtained, the Company may pursue cost cutting measures or may be required to delay, reduce the scope of, or eliminate any of its development programs or clinical trials, these events could have a material adverse effect on its business. These factors raise substantial doubt about the Company ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

C.	On October 3, 2022, the Company established a US based subsidiary, NeuroSense US Inc. (“US Subsidiary”). From establishment through December 31, 2024, the US Subsidiary had no activity. The U.S. subsidiary was formed to perform research and development activity and engage in possible collaboration agreements. On July, 2023, the Company established a German based subsidiary, NeuroSense GmbH (“NeuroSense GmbH “). NeuroSense GmbH was formed to perform research and development activity and engage in possible collaboration agreements. From establishment through December 31, 2024, NeuroSense GmbH had no material activity.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 1 - General (cont.)

D.	In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization), Israel’s southern border with the Gaza Strip (with the Hamas terrorist organization) and on other fronts from various extremist groups in region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. Further, on April 13, 2024, and on October 1, 2024, Iran launched a series of drone and missile strikes against Israel. As of December 31, 2024 a ceasefire agreement has been reached between Israel the Hezbollah terror organization in Lebanon. To date the Company’s operations and financial results have not been materially affected. Since the war broke out in October 2023, the Company’s operations have not been adversely affected by this situation, and it has not experienced disruptions to its clinical studies. As such, its clinical and business development activities remain on track. However, the intensity and duration of Israel’s current war against Hamas and Hezbollah is difficult to predict at this stage, as are such war’s economic implications on its business and operations and on Israel’s economy in general. If the ceasefire declared collapses or a new war commences or hostilities expand to other fronts, its operations may be adversely affected.

Note 2 - Significant Accounting Policy

A.	Basis of presentation

The consolidated financial statements have been prepared in accordance accounting principles generally accepted in the United States of America (“US GAAP”) assuming the Company will continue as a going concern.

B.	Use of estimates in preparation of consolidated financial statements

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company evaluates on an ongoing basis its assumptions, including those related to fair value of financial instruments and share based compensation. The Company’s management believes that the estimates, judgment, and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of liabilities at the dates of the consolidated financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

C.	Functional currency

The functional currency of the Company and its subsidiaries, all of which are primarily direct and integral component of the Company’s operation, is the U.S. dollar (“$” or “dollar”), as the dollar is primary currency of the economic environment in which the Company and its subsidiaries have operated and expects to continue to operate in foreseeable future.

In accordance with ASC 830, “Foreign Currency Matters”, balances denominated in or linked to foreign currency are stated on the basis of the exchange rates prevailing at the applicable balance sheet date. For foreign currency transactions included in the consolidated statement of operations and comprehensive loss, the exchange rates applicable on the relevant transaction dates are used. Gains or losses arising from changes in the exchange rates used in the translation of such transactions are presented within financing income or expenses.

D.	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

E.	Cash and cash equivalents

Cash and cash equivalents include highly liquid investments, including short-term bank deposits (with original maturity dates of up to three months from date of deposit) that are not restricted as to withdrawal or use.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policy (cont.)

F.	Short-term deposits

Short-term deposits in banking institutions for periods in excess of three months following the date of deposit. The deposits are presented in accordance with the terms of their deposit.

G.	Restricted deposits

Restricted deposits consist of deposits held in restricted deposit bank accounts including deposits held as collateral for guarantees to third parties, classified as current or non-current based on expected timing of the disbursement.

H.	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. When an asset is disposed of, the related cost and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition is reflected in the consolidated statements of operations and comprehensive loss.

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. To date, the Company has not incurred any impairment losses.

The lives used in computing straight-line depreciation for financial reporting purposes are as follows:

%
Computers and peripherals and equipment	33
Office furniture and equipment	7 - 15
Leasehold improvements	The shorter of the lease term and the useful life

I.	Research and Development

Research and development costs are expensed as incurred.

J.	Fair Value Measurements

The Company measures and discloses fair value in accordance with the ASC 820, “Fair Value Measurements and Disclosures” which defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions there exists a three-tier fair-value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - unadjusted quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2 - pricing inputs are other than quoted prices in active markets that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 - pricing inputs are unobservable for the non-financial asset or liability and only used when there is little, if any, market activity for the non-financial asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Level 3 inputs are considered as the lowest priority within the fair value hierarchy. The valuation of certain financial instruments classified under fair value through profit or loss category falls under this category.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policy (cont.)

J.	Fair Value Measurements (cont.)

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

As of the reported periods, the fair values of the Company’s cash, cash equivalents, short-term bank deposits, current and non-current restricted deposits, other current assets, trade payables and other current liabilities approximated the carrying values of these instruments presented in the Company’s consolidated balance sheets because of their nature.

K.	Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents as well as certain other current assets that do not amount to a significant amount. Cash and cash equivalents, which are primarily held in dollar and New Israeli Shekels (NIS), are deposited with major bank in Israel. Management believes that such financial institutions are financially sound and, accordingly, minimal credit risk exists with respect to these financial instruments. The Company does not have any significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

L.	Leases

The Company entered into non-cancelable lease agreements for offices for use in its operations, which are classified as operating leases (see below).

The Company applies ASC 842, “Leases” under which the Company determines if an arrangement is a lease at inception. The Company’s assessment is based on: (i) whether the contract involves the use of an identified asset, (ii) whether the Company obtains the right to substantially all of the economic benefits from the use of the asset throughout the period of use, and (iii) whether the Company has the right to direct the use of the asset.

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: (i) the lease transfers ownership of the asset by the end of the lease term, (ii) the lease contains an option to purchase the asset that is reasonably certain to be exercised, (iii) the lease term is for a major part of the remaining useful life of the asset, (iv) the present value of the lease payments equals or exceeds substantially all of the fair value of the asset, or (v) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of lease term. A lease is classified as an operating lease if it does not meet any one of these criteria. Since all the Company’s lease contracts for premises do not meet any of the criteria above, the Company concluded that all its lease contracts should be classified as operating leases.

Right of Use (“ROU”) assets and liabilities are recognized on the commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company’s leases do not provide an implicit rate, the Company uses its Incremental Borrowing Rate (“IBR”) based on the information available on the commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. Moreover, the ROU asset may also include initial direct costs, which are incremental costs of a lease that would not have been incurred if the lease had not been obtained. The Company uses the long-lived assets impairment guidance in ASC 360-10, “Property, Plant, and Equipment - Overall”, to determine whether a ROU asset is impaired, and if so, the amount of the impairment loss to recognize. Certain leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policy (cont.)

M.	Commitment and contingencies

The Company accounts for its contingent liabilities in accordance with ASC 450, Contingencies under which a provision is recorded when it is both probable that liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter.

N.	Employee benefit plans

The Company’s liability for severance pay to its Israeli employees is subject to Section 14 of the Israeli Severance Compensation Act, 1963 (“Section 14”), pursuant to which all of the Company’s employees are entitled to monthly deposits by the Company, at a rate of 8.33% of their monthly salary, made in the employee’s name with insurance companies. Under Israeli employment law, payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. The fund is made available to the employee at the time the employer-employee relationship is terminated, regardless of cause of termination. The severance pay liabilities and deposits under Section 14 are not reflected in the balance sheets as the severance pay risks have been irrevocably transferred to the severance funds. All deposits required through December 31, 2024 have been made.

O.	Income taxes

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. Accordingly, deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial statement carrying amount and the tax bases of assets and liabilities under the applicable tax law. Deferred tax balances are computed using the enacted tax rates expected to be in effect when these differences reverse. A valuation allowance in respect of deferred tax assets is provided for, if necessary, to reduce deferred tax assets to the amounts more likely than not to be realized.

The Company implements a two-step approach to recognize and measure tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on examination, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is greater than 50% likely to be realized upon settlement. The Company’s accounting policy is to classify interest and penalties relating to income taxes under income taxes, however the Company did not recognize such items in its consolidated financial statements during the reported periods and did not recognize any liability with respect to an unrecognized tax benefits in its balance sheets.

P.	Stock-based compensation

The Company’s employees’ and directors’ share-based payment awards are classified as equity awards. The Company accounts for these awards using the grant-date fair value method. For employees, the fair value of share-based payment transactions is recognized as an expense over the requisite service period for each separately vesting tranche of the award as if the award is, in-substance, multiple awards. Forfeitures are recognized as they occur.

For nonemployees, compensation costs are recognized in the same period and in the same manner the Company would if it had paid cash for those goods or services.

Q.	Basic and diluted net loss per share

Basic net loss per share is computed using the weighted average number of ordinary shares, pre-funded warrants to purchase ordinary shares for an exercise price of $0.0001 which are exercisable immediately and fully vested restricted share units (RSUs) outstanding during the period.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policy (cont.)

Q.	Basic and diluted net loss per share (cont.)

Diluted loss per share gives effect to all potentially dilutive common shares outstanding during the year using the treasury stock method with respect to options and non-vested RSUs granted under employee stock compensation plan and certain warrants granted through its Initial Public Offering (IPO) and using the if-converted method with respect to certain warrants granted through registered direct offering and accounted for as derivative liability. In computing diluted loss per share, the average share price for the period is used in determining the number of shares assumed to be purchased from the exercise of share options or warrants.

During the reported periods, all outstanding share options, warrants and non-vested RSUs have been excluded from the calculation of the diluted net loss per share as all such securities are anti-dilutive for all years presented.

R.	Segment

The Company’s chief operating decision maker (“CODM”) is its Chief Executive Officer. The CODM reviews financial information on an aggregate basis for the purposes of evaluating financial performance and allocating the Company’s resources. Accordingly, the Company has determined that it operates in one segment.

S.	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of the shares are recognized as a deduction from equity.

T.	Contracts over own equity

When the Company becomes party to freestanding financial instruments, the Company first analyzes the provisions of ASC 480 in order to determine whether the instrument should be classified as a liability, with subsequent changes in fair value recognized in the statements of operations in each period. Warrants to purchase ordinary shares are not within the scope of ASC 480, and as such the Company further analyzes the provisions of ASC 815-40 in order to determine whether the contract should be classified within equity or classified as a liability, with subsequent changes in fair value recognized in the statements of operations in each period.

The Company reassesses the classification of a contract over its own equity under the guidance above at each balance sheet date. If classification changes as a result of events during the reporting period, the Company reclassifies the contract as of the date of the event that caused the reclassification. When a contract over own equity is reclassified from a liability to equity, gains or losses recorded to account for the contract at fair value during the period that the contract was classified as a liability are not reversed, and the contract is marked to fair value immediately before the reclassification.

U.	Recently adopted accounting pronouncements

1.	In August 2020, the FASB issued ASU 2020-06 “Debt- Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging- Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”. This guidance simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. Furthermore, ASU 2020-06 requires the application of the if-converted method for calculating diluted earnings per share. ASU 2020-06 is effective for the Company for annual periods beginning after December 15, 2023, and interim periods within those fiscal years. The Company adopted this guidance on January 1, 2024, and there was no material impact on the Company’s consolidated balance sheet and the consolidated statements of operations and comprehensive loss upon adoption.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policy (cont.)

U.	Recently adopted accounting pronouncements (cont.)

2.	In November 2023, the FASB issued ASU 2023-07 “Segment Reporting: Improvements to Reportable Segment Disclosures” which expands public entities’ segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. Public entities with a single reportable segment are required to provide the new disclosures and all the disclosures required under ASC 280.

The guidance is effective for the Company’s annual periods beginning January 1, 2024, and for interim periods beginning January 1, 2025, with early adoption permitted. The Company has adopted this standard for the fiscal year 2024 annual financial statements and interim financial statements thereafter and has applied this standard retrospectively for all prior periods presented in the financial statements. See Note 15 – Segment Reporting for further information.

V.	Recently issued accounting pronouncements, not yet adopted

As an emerging growth company, the Jumpstart Our Business Startup Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

1.	In December 2023, the FASB issued ASU 2023-09 “Improvements to Income Tax Disclosures” which improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain amendments to improve income tax disclosures effectiveness. The guidance is effective for the Company’s annual periods beginning January 1, 2026, with early adoption permitted. The Company is currently evaluating the potential effect that the updated standard will have on the consolidated financial statement disclosures.

2.	In November 2024, the FASB issued ASU No. 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The ASU improves the disclosures about a public business entity’s expenses and provides more detailed information about the types of expenses in commonly presented expense captions. The amendments require that at each interim and annual reporting period an entity will, inter alia, disclose amounts of purchases of inventory, employee compensation, depreciation and amortization included in each relevant expense caption (such as cost of sales, SG&A and research and development). The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating this ASU to determine its impact on the Company’s disclosures.

Note 3 - Cash and cash equivalent

	December 31, 2024	December 31, 2023
	U.S. dollars in thousands
Denominated in NIS	$3,057	$107
Denominated in USD	321	*2,533
	$3,378	$2,640

(*)	Including short term bank deposit for a period of 1-2 months at an interest rate of 5%.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 4 - Other receivables

	December 31, 2024	December 31, 2023
	U.S. dollars in thousands
Advance to suppliers	$738	$-
Government agencies	60	29
Prepaid expenses	87	70
Other	104	137
	$989	$236

Note 5 - Property and equipment, net

Balance as of December 31, 2024:

	Computers and peripherals and equipment	Office furniture and equipment	Leasehold improvements		Total
	U.S. dollars in thousands
Cost:
Balance at January 1, 2024	$92	$28	$3		$123
Purchases during the year	3	-	-		3

Balance at December 31, 2024	95	28	3		126

Accumulated depreciation:
Balance at January 1, 2024	34	4	(*	)	38
Depreciation during the year	20	2	(*	)	22

Balance at December 31, 2024	54	6	(*	)	60

Depreciated cost at December 31, 2024	$41	$22	$3		$66

Balance as of December 31, 2023:

	Computers and peripherals and equipment	Office furniture and equipment	Leasehold improvements		Total
	U.S. dollars in thousands
Cost:
Balance at January 1, 2023	$66	$25	$3		$94
Purchases during the year	26	3	-		29

Balance at December 31, 2023	92	28	3		123

Accumulated depreciation:
Balance at January 1, 2023	14	3	-		17
Depreciation during the year	20	1	(*	)	21

Balance at December 31, 2023	34	4	(*	)	38

Depreciated cost at December 31, 2023	$58	$24	$3		$85

*	Less than $1 thousand.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 6 - Operating lease

The Company has lease agreements with respect to offices. In December 2021, the Company entered into an office space lease agreement (which commenced on January 1, 2022). Monthly rent payments including utilities amount to approximately $7 thousand and indexed to Israeli consumer price index. The lease period is for 24 months with an option to extend the lease period for additional two periods of 24 months each (the first one was exercised by the Company). Accordingly, the Company recognized in the consolidated balance sheet a right-of-use asset in the amount of $306 thousand concurrently with the recognition of a lease liability in the same amount.

Operating lease:

December 31, 2024
U.S. dollars in thousands
Operating right of use asset	$84
Current operating lease liability	$73
Non-Current operating lease liability	$-
Total operating lease liability	$73

Maturity analysis of the Company’s lease liability:

December 31, 2024
U.S. dollars in thousands
Less than one year	$75
Two years	-

Total operating lease payments	$75

Less: imputed interest	$(2)

Present value of lease liability	$73

Additional information on lease

The following is a summary of weighted average remaining lease terms and discount rate for Company’s leases:

December 31, 2024
Lease term (years)	1
Weighted average discount rate	6%

Presented hereunder are the lease payments the Company paid in the year ended December 31, 2024, 2023 and 2022:

	For the year ended December 31,
	2024	2023	2022
	U.S. dollars in thousands
Lease payments	75	75	79
	$75	$75	$79

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 7 - Other Current Liabilities

	December 31,
	2024	2023
	U.S. dollars in thousands
Employees and payroll accruals (*)	$498	$1,481
Short term lease liability	73	69
Accrued expenses	261	450
	$832	$2,000

(*)	see Note 14 regarding waiver signed of bonus accrual.

Note 8 - Liability in respect of warrants

On June 22, 2023, the Company entered into a registered direct offering under which, the Company issued to an institutional investor 3,000,000 warrants, each representing the right to acquire one ordinary share at an exercise price of $1.50 and expiring on the fifth anniversary of the original issuance date. Due to the warrants’ terms, with respect to the fundamental transaction provisions, the warrants were accounted as a financial liability measured at fair-value through profit and losses until their expiration or exercise.

On June 26, 2024, the Company and the institutional investor entered into an amendment to the warrant which included revisions to the fundamental transactions provision and the extension of the termination date from June 26, 2028 to October 12, 2029. The Company concluded that the amended warrants meet equity classification criteria and thus the warrants should be accounted as equity from the date of amendment. As a result, on June 26, 2024 the Company reclassified the warrant liability into equity according to its fair value for the same date in the amount of $1.366 million. Revaluation income in the amount of $46 thousands until June 26, 2024 was recorded within the Company’s finance expanse and the effect of the amendment was recorded in the Company’s equity in the amount of 329 thousands.

The Company’s financial measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	Level 2
	December 31,
	2024	2023
	U.S. dollars in thousands
Liability in respect of warrants	$-	$1,412

	$-	$1,412

As of December 31, 2024:

The fair value of the warrants, as of it’s the date of reclassification to equity, was determined by the management using the assistance of external appraiser and by using the Black-Scholes option pricing model and the following inputs:

June 26, 2024
Financial liabilities:
Expected volatility (%)	86.56-92.52
Share price (in $)	0.85
Risk-free interest rate (%)	4.44-4.40
Expected life (years)	3.98-5.30
Dividend yield (%)	-

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 8 - Liability in respect of warrants (cont.)

As of December 31, 2024:

The fair value of the warrants was determined by the management using the assistance of external appraiser and by using Black-Scholes option pricing model and the following inputs:

December 31, 2023
Financial liabilities:
Expected volatility (%)	93.91
Share price (in $)	0.785
Risk-free interest rate (%)	3.90
Expected life (years)	4.47
Dividend yield (%)	-

The following table summarizes the movement in warrant liability during the year ended December 31, 2023 and December 31, 2024:

U.S. dollars in thousands

Balance as at January 1, 2023	$-
Recognition of liability in respect to warrants at the initial date	3,603
Revaluation of liability in respect to warrants	(2,191)
Balance as at December 31, 2023	$1,412
Revaluation of liability in respect to warrants through finance expanse	(46)
Revaluation of liability in respect to warrants through equity	329
Reclassification of warrants into equity	(1,695)
Balance as at December 31, 2024	-

Note 9 - Shareholders’ Equity

A.	Share capital

	Number of shares December 31
	Authorized 2024	Issued and outstanding 2024	Authorized 2023	Issued and outstanding 2023
Ordinary shares of no par value	90,000,000	23,228,941	60,000,000	15,379,042

a.	In March 2022, the Company received an amount of $3,870 thousand as a result of the exercise of 645,000 warrants at a price per share of $6.00.

b.	On April 14, 2023, the Company entered into a sales agreement with Alliance Global Partners, pursuant to which the Company may offer and sell, from time to time, to or through the Alliance Global Partners as agent or principal, ordinary shares an at-the-market offering, having an aggregate offering price of up to $5,744 thousands. On June 22, 2023, the Company filed a prospectus supplement reflecting a reduction in the size of the at-the-market offering to $502 thousand. During the reporting period, the Company sold 3,600 ordinary shares for gross proceeds of $7 thousand through the at-the-market offering. Issuance expenses were equal to the proceeds received.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 9 - Shareholders’ Equity (cont.)

A.	Share capital (cont.)

c.

On June 22, 2023, the Company entered into a securities purchase agreement pursuant to which the Company agreed to issue and sell, in a registered direct offering: (i) an aggregate of 1,330,000 ordinary shares, no par value, and (ii) an aggregate of 1,670,000 pre-funded warrants, each representing the right to acquire one ordinary share with exercise price of $0.0001, exercisable at any time until exercised in full and (iii) an aggregate of 3,000,000 warrants. The warrants are exercisable immediately upon issuance at an exercise price of $1.50 per ordinary share and will expire on the fifth anniversary of the original issuance date. The gross proceeds were approximately $4.5 million before deducting the placement agent fee and related offering expenses of $455 thousand. The warrant instrument is classified as a liability with an original fair value in the amount of $3,603 thousand and the remaining amount of $897 thousand was attributed to the ordinary shares and pre-funded warrants and recognized in equity. The direct incremental issuance costs, amounting to $454 thousand, have been allocated in the same proportion as the gross proceeds. An amount of $365 thousands was allocated to the ordinary warrants and carried directly to profit or loss as finance expense and an amount of $91 thousands was allocated to the ordinary shares and the pre-funded warrants and recognized as a reduction of equity. See also Note 8 regarding the agreement amendment signed on June 26, 2024 and the resulting reclassification of the warrant liability into equity.

d.	On June 23, 2023, one of the Company’s employees exercised 126,000 options into 126,000 ordinary shares for a total consideration of $5 thousands.

e.	During October 2023, 1,670,000 pre-funded warrants were exercised into 1,670,000 ordinary shares of the Company. See also Note 9(a)(c) above.

f.

On April 10, 2024, the Company entered into a securities purchase agreement (the “April 2024 Purchase Agreement”) with an institutional investor (the “April 2024 Purchaser”), pursuant to which the Company agreed to issue and sell, in a registered direct offering by the Company directly to the April 2024 Purchaser (i) an aggregate of 1,732,000 ordinary shares,; (ii) an aggregate of 1,248,000 pre-funded warrants, each representing the right to acquire one ordinary share at an exercise price of $0.0001 (either physically or on a net-cash basis at the April 2024 Purchaser’s discretion), exercisable at any time upon their issuance until exercised in full and (iii) an aggregate of 2,980,000 warrants, each representing the right to acquire one ordinary share at an exercise price of $1.50 (either physically or on a net-cash basis at the April 2024 Purchaser’s discretion) and will expire on the fifth anniversary of the original issuance date. The gross proceeds were approximately $4.47 million. As part of the April 2024 Purchase Agreement, the Company also issued 70,964 ordinary shares valued at 0.1 million as issuance expenses to the placement agent in the registered direct offering. Total issuance expenses in cash amounted to $0.153 million. All consideration in this issuance was classified to equity.

On June 26, 2024, the Company and the April 2024 Purchaser reached an agreement to amend the terms of the warrants to extend the termination date from April 15, 2029, to October 12, 2029. The impact on the financial statements is immaterial.

g.	On June 27, 2024, the Company’s shareholders approved an amendment to the Company’s articles of association to increase the registered share capital of the Company by an additional 30,000,000 ordinary shares, such that the total registered share capital of the Company would consist of 90,000,000 ordinary shares, no par value per share.

h.

On August 6, 2024, the Company entered into a securities purchase agreement with certain investors, which include members of the Company’s senior management and existing investors. The Company agreed to sell an aggregate of 800,000 ordinary shares and warrants to purchase an aggregate of 800,000 ordinary shares, at a combined purchase price of $0.75 per share and accompanying warrant. All consideration in this issuance was classified to equity.

Each warrant was immediately exercisable upon issuance and has a five-year term from the issuance date. The exercise price of each warrant is $0.75 per share, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if at the time of exercise thereof there is no effective registration statement registering the ordinary shares underlying the warrants. The gross proceeds were approximately $0.6 million. Total issuance expenses in cash amounted to $0.015 million.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 9 - Shareholders’ Equity (cont.)

A.	Share capital (cont.)

i.

On August 16, 2024, the Company entered into a Capital on Demand Sales Agreement (the “Sales Agreement”) with JonesTrading Institutional Services LLC, as sales agent (the “Sales Agent”), pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent, ordinary shares, having an aggregate offering price of up to gross sale proceeds of up to $2,524 thousand. The Company agreed to pay the Sales Agent a commission equal to 3.0% of the gross proceeds from the sale of the ordinary shares pursuant to the Sales Agreement. The Company has also agreed to reimburse the Sales Agent for certain specified expenses in connection with entering into the Sales Agreement in the amount of up to $50 thousand. As of December 31, 2024, the Company sold 1,105,509 ordinary shares for aggregate gross proceeds of $1,234 thousand (net proceeds of $1,067 thousand) under the Sales Agreement.

j.	During the year ended December 31, 2024, the Company issued 1,248,000 and 325,000 ordinary shares following exercise of pre-funded warrants from the Purchase Agreement (see Note 9f) and vested RSU’s, respectively.

k.

On October 31, 2024, the “Company entered into a standby equity purchase agreement (the “SEPA”) with YA II PN, LTD., a Cayman Islands exempt limited partnership (“Yorkville”).

Pursuant to the SEPA, the Company has the right, but not the obligation, to sell to Yorkville from time to time (each such occurrence, an “Advance”) up to $30.0 million (the “Commitment Amount”) of the Company’s ordinary shares, during the 36 months following the execution of the SEPA, subject to the restrictions and satisfaction of the conditions in the SEPA. At the Company’s option, the ordinary shares would be purchased by Yorkville from time to time at a price equal to 97% of the lowest of the three daily VWAPs (as hereinafter defined) during a three consecutive trading day period commencing on the date that the Company, subject to certain limitations, delivers a notice to Yorkville that the Company is committing Yorkville to purchase such ordinary shares (the “Advance Shares”). The Company may also specify a certain minimum acceptable price per share in each Advance. “VWAP” means, for any trading day, the daily volume weighted average price of the Company’s ordinary shares for such trading day on the Nasdaq Stock Market during regular trading hours as reported by Bloomberg L.P. As consideration for Yorkville’s irrevocable commitment to purchase the Company’s ordinary shares up to the Commitment Amount, the Company agreed to issue 224,697 ordinary shares valued at $281 thousand to Yorkville and also paid a $25,000 structuring fee to Yorkville. The fee and shares fair value were recognized as finance expenses.

l.

On December 2, 2024, the Company entered into a securities purchase agreement with a single investor the Company’s chief executive officer (together, the “December 2024 Purchasers”) in a private placement. The Company issued to the December 2024 Purchasers (i) an aggregate of 2,343,729 ordinary shares, (ii) an aggregate of 1,656,271 pre-funded warrants, each representing the right to acquire one ordinary share, and (iii) an aggregate of 8,000,000 ordinary warrants, each representing the right to acquire one ordinary share for total gross proceeds to the Company of $5 million (net proceeds of $4.94 million). The ordinary warrants are exercisable immediately upon issuance at an exercise price of $1.25 per share and expire five years from the date of issuance. The pre-funded warrants are exercisable immediately upon issuance at an exercise price of $0.0001 per share and may be exercised at any time until the pre-funded warrants are exercised in full. All consideration in this issuance was classified to equity.

B.	Ordinary Shares Right

Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of holders of all classes of shares outstanding.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 10 - Share Based Payment

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

Following this amendment, the number of shares reserved under this plan was 1,151,130. As of December 31, 2024, 688,705 ordinary shares are available for future grant.

1.	On January 10 and January 11, 2022, the Company’s entered into option settlement agreement (“Agreements”) with certain consultants of the Company. According to the Agreements, the Company exchanged 27,000 options granted to certain consultants with cash payments in the aggregate of $96 thousand. The cash payment is deemed as the sole and complete settlement of the promised options. The Company recorded an additional expense of $23 thousand for such settlement which was recorded in profit and loss. The Company recorded the settlement agreement as a reduction in share premium and capital reserve.

2.	On January 25, 2022 and March 10, 2022, the Company’s board of directors and shareholders, respectively, approved the compensation of each of the Company’s external directors and a newly appointed director. Such compensation included the grant of 72,000 options to each such director at an exercise price of $1.43 per share (total 216,000 options to three directors), pursuant to the Company’s 2018 Employee Share Option Plan. One-third of each option award vests one year from the grant date and the remainder vests quarterly and becomes fully vested three years from the grant date. The options expire 10 years after grant date.

3.	On January 25, 2022, the Company’s board of directors approved the grant of aggregate amount of 192,000 options to several employees. The options have an exercise price of $2.18 per share. The options vest quarterly over three years starting January 25, 2022. The options expire 10 years after grant date.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 10 - Share Based Payment (cont.)

4.	In March 2022, the Company’s board of directors approved the grant of aggregate amount of 36,000 options to an employee and amount of 5,000 options consultant of the Company. The options have an exercise price of $3.97 and $2.18, respectively, per share. The options vest quarterly over three and one years, respectively, from grant date. The options expire 10 years after grant date.

5.	In July and August 2022, the Company’s board of directors approved the grant of aggregate amount of 20,000 options to a consultant and an amount of 120,000 options to several employees of the Company. The options have an exercise price of $2.18 and $1.99, respectively, per share. The options vest quarterly over three and one years, respectively, from grant date. The options expire 10 years after grant date.

6.	During 2022 the Company issued 85,449 of its ordinary shares to certain consultants in exchange for their services, with fair value of $119 thousand. One of the consultants received 44,000 shares of restricted stock which were issued in 4 equal installments and subject to 2 year lock-up period. Other consultant’s shares are subject to 6 months restriction period (which ended by December 31, 2022).

7.	On March 20, 2023, the Company’s board of directors, approved the following awards:

●	Grant of 320,479 RSUs to certain officers, in lieu of cash with respect to the 2022 bonus plan grants in the amount of $161 thousand. The RSUs vest quarterly over two years with acceleration condition upon meeting certain milestones. The Company met the milestones in 2023 and therefore the vesting was accelerated accordingly.

●	A bonus for certain employees in the form of 100,000 and 60,000 RSUs. The RSUs vest on a quarterly basis over one year following the grant and on an annual basis over three years following the grant, respectively.

●	In addition to the grants in accordance with the 2022 bonus plan mentioned above, a raise of additional 30% of the annual 2022 bonus will be granted to the Company’s CEO.

●	The grant of 13,628 options to a consultant of the Company with a total fair value of $22,500. The options have an exercise price of $1.82 per share. The options will vest monthly, over 9 months commencing January 1, 2023. The options expire 10 years after their grant date.

8.	On May 30, 2023, the Company granted 160,000 RSUs to directors of the Company. The RSUs have an exercise price of $1.53 per share. The RSUs shall vest entirely on the first anniversary of the vesting commencement date, provided that no termination of employment of the grantee occurs prior to such anniversary.

9.	On August 15, 2023, the Company’s board of directors approved the grant of aggregate amount of 60,000 options to several employees. The options have an exercise price of $0.96 per share and vest quarterly over 3 years starting August 15, 2023, and (ii) the grant of 9,000 options to an employee. The options have an exercise price of $0.96 per share and vest annually over 3 years starting August 15, 2023.

10.	In May 2024, the Company’s board of directors, approved the grant of 24,000 RSUs to a consultant of the Company. 12,000 RSUs vested on grant date, and the remaining 12,000 RSUs will vest monthly (2,000 RSUs each month), over six months and until November 1, 2024. The fair value of RSUs is estimated by multiplying the number of RSUs granted by the share price at grant date.

11.	In May 2024, the Company’s board of directors, approved the grant of 24,000 RSUs to a consultant of the Company. 4,000 RSUs vested on grant date, and the remaining 20,000 RSUs will vest monthly (4,000 RSUs each month), over six months and until October 1, 2024. The fair value of RSUs is estimated by multiplying the number of RSUs granted by share price at grant date.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 10 - Share Based Payment (cont.)

12.	In May 2024, the Company’s board of directors, approved the grant of 9,000 options to an employee of the Company. The options will vest in equal amount annually over a 3 year period commencing April 8, 2024. The options have an exercise price of $1.27 per share

On June 27, 2024, the Company’s annual general meeting of shareholders approved the following proposed resolutions:

1.	A grant of 160,000 RSUs to the non-management directors of the Company. Such RSUs would vest on the one year anniversary of the date of the meeting.

2.	To approve an amendment to the Company’s Articles of Association to increase the authorized share capital of the Company.

3.	An acceleration of the vesting of the 18,000 unvested options of a former director, and extending the term of the unexercised options, such that they will expire 10 years from the date of grant

The weighted average grant date fair value of options granted during the years ended December 31, 2024, 2023 and 2022 was $0.88, $0.80 and $1.40 per option, respectively. The weighted average grant date fair value of RSUs granted during the years ended December 31, 2024 and 2023 was $1.08 and $1.75 per RSU, respectively.

Regarding issuance of 70,964 ordinary shares as issuance costs in April 2024, see also Note 9A(f).

Stock-based compensation expenses recognized in profit and loss as an operating expense based on fair value of the option at the grant date by using Binominal option pricing model for employees and directors and Black and Scholes pricing model for non-employees. The inputs for the valuation analysis of the share options include several assumptions of which the most significant are the fair market value of the underlying ordinary share, the expected share price volatility and the expected option term. Expected volatility was calculated based upon historical volatility of the Company and peer companies in the same industry on weekly basis. Expected option term represents the period that the Company’s share options are expected to be outstanding. Risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. Expected dividend yield assumption is based on the Company’s historical experience and expectation of no future dividend payouts. The Company has historically not paid cash dividends and has no foreseeable plans to pay cash dividends in the future.

The following table lists the inputs used for calculation of fair value of the options granted to employees and directors for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Expected volatility	93.72%	91.80% - 93.51%	93.63% - 93.79%
Exercise price	1.27	0.96 - 1.99	1.43 - 3.97
Share price	1.27	0.96 - 1.99	1.43 - 3.97
Risk-free interest rate	4.61%	3.24% - 4.35%	2.12% - 2.46%
Dividend yield	0	0	0
Expected life (years)	10	10	10

The following table lists the inputs used for calculation of fair value of the options granted to consultants for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Expected volatility	-	100.540%	93.64%
Exercise price	-	1.82	2.18
Share price	-	1.82	1.41 - 1.96
Risk-free interest rate	-	3.64%	1.91% - 2.91%
Dividend yield	-	0	0
Expected life (years)	-	10	10

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 10 - Share Based Payment (cont.)

The following table summarizes the share option activity for employees, directors, and non-employees for the annual periods ended on December 31, 2024:

	Number of	Weighted Average	Weighted average remaining	Intrinsic value
	Share Options	Exercise Price	contractual life (years)	U.S. dollars in thousands
Options outstanding at January 1, 2024	1,069,128	$2.26	8.00	$62
Granted	9,000	$1.27	10	$-
Forfeited	(9,000)	$0.96	-	$ (*	)
Options outstanding at December 31, 2024	1,069,128	$2.30	6.68	$-
Exercisable at December 31, 2024	936,968	$2.34	6.52	$-

(*)	less than $1 thousands

The income tax benefit for the share options exercised expense after the valuation allowance is 0.

The following table summarizes the RSUs activity for the annual periods ended on December 31, 2024:

		Weighted average grant date fair value
	Number of RSUs	U.S. dollars in thousands
Outstanding at January 1, 2024	317,000	$249
Granted	208,000	224
Exercised	(325,000)
Outstanding at December 31, 2024	200,000	$236

The income tax benefit for the stock-based compensation expense after the valuation allowance is 0.

The share-based expense recognized in the statements of operations were as follows:

	For the year ended December 31,
	2024	2023	2022
	U.S. dollars in thousands
Share-based compensation expense - Research and development	$193	$575	$570
Share-based compensation expense - General and administrative	364	962	1,158
	$557	$1,537	$1,728

As of December 31, 2024, there was $43 thousand of unrecognized compensation expense related to unvested options and RSUs. Such unrecognized expenses will be recognized over a weighted average period of approximately 1.25 years.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 11 - Research and development expenses

	For the year ended December 31,
	2024	2023	2022
	U.S. dollars in thousands
Subcontractors and consultants	$3,530	$4,794	$3,612
Share-based compensation	193	575	570
Salaries and social benefits (*)	1,975	1,905	1,405

	$5,698	$7,274	$5,587

Note 12 - General and Administrative Expenses

	For the year ended December 31,
	2024	2023	2022
	U.S. dollars in thousands
Professional services	$1,998	$1,486	$1,085
Share-based compensation	364	962	1,158
Salaries and social benefits (*)	865	1,011	1,014
Insurance	309	511	1,174
Traveling abroad	134	164	165
Others	534	641	371
	$4,204	$4,775	$4,967

(*)	During 2024, 2023 and 2022, the Company paid to pension funds and to insurance companies an amount of $115 thousand, $104 thousand and $85 thousand which are included in Company’s salary expenses under research and development and general and administrative expenses, respectively.

Note 13 - Financing Income (expenses), net

	For the year ended December 31,
	2024	2023	2022
	U.S. dollars in thousands
Finance Income:
Revaluation of warrants	$46	$2,191	$-
Deposit interest	2	178	91
Exchange rates	-	21	-
	$48	$2,390	$91
Finance Expenses:
Issuance costs	(306)	(439)	-
Exchange rates	(45)	-	(22)
Bank fees	(5)	(9)	(7)
	$(356)	$(448)	$(29)

Total financing income (expanse), net	$(308)	$1,942	$62

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 14 - Related Parties Balances and Transactions

1.	On May 10 and June 21, 2022, the Company’s board of directors and shareholders, respectively, approved a bonus plan for 2022 for the Company’s officers. The bonus plan defined specified millstones (in fields of clinic trial progress, business developments and raise of money) which their achievements entitled the officers with different percentages out of fix amount of bonus. As detailed in the plan, such bonuses (if entitled) will be paid in cash or, if the Company has less than $6 million of cash and cash equivalents and deposits on December 31, 2022, a number of ordinary shares of the Company with a value equal to the cash bonus amount to which the officer would otherwise have been entitled, valuing each ordinary share at the closing price of the Company’s shares on Nasdaq on December 31, 2022. Since the cash and cash equivalents and deposits on December 31,2022 was more than $6 million, the 2022 bonus should have been paid in cash. Based on the goals achieved as of December 31, 2022, the Company recorded a payment liability in the amount of $370 thousand which has been recorded as salary fee in the year ending December 31, 2022. In March 2023, certain officer’s 2022 bonus was replaced by issuance of RSUs and an update to 2022 annual bonus of the CEO was approved (see also Note 10).

2.	During March and May 2023, certain officers and directors were granted with options and RSUs, see also Note 10.

3.	In March and May, 2023, the Company’s board of directors and shareholders, respectively, approved a bonus plan for 2023 for the Company’s officers. The bonus plan defined specified millstones (in fields of clinic trail progress, regulatory efforts, business developments and raise of money) which their achievements entitled the officers with different percentages out of fix amount of bonus.

4.	In May 2024, the Company’s board of directors approved a change to the 2023 bonuses plan to the Company’s officers for which included a change to the bonus calculations previously approved. Following the change, such bonuses will become effective and paid only after a capital raise, that will allow the initiation of the Company’s planned phase 3 clinical study, of at least $18 million. The aggregate amount of the potential bonus payable to the officers after such capital raise will be approximately $0.8 million.

5.	In May 2024, the Company’s board of directors approved a bonus plan for 2024 for certain Company’s officers. The bonus plan defined specified millstones (in fields of clinic trail progress, regulatory affairs, business developments and capital raising).

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 14 - Related Parties Balances and Transactions (cont.)

5.	On June 27, 2024, the Company’s annual general meeting of shareholders approved the following proposed resolutions, among others:

1.	An acceleration of the vesting of the 18,000 unvested options of a former director, and extending the term of the unexercised options, such that they will expire 10 years from the date of grant

2.	To approve a 2024 bonus plan for the Company’s CEO Officer of the Company, based on the achievement of certain Company milestones.

3.	To approve the renewal of Mr. Alon Ben-Noon’s the Company’s CEO’s employment agreement with the Company and in addition, an update to his salary in the event that the Company raises an aggregate of US 25,000,000.

4.	To approve the grant of 160,000 RSUs to the Company’s directors, see Note 10.

6.	On December 17, 2024, the Company’s CEO, together with CFO, CMO, CTO, COO, signed a waiver letter with respect to bonuses, that they were entitled for the years 2022-2024 in their capacity as shareholders. As part of this waiver, the Company recorded an amount of $1,434 thousands within additional paid in capital.

7.	During August and December 2024, the Company entered into a share purchase agreement with certain senior management, see also Note 9A(h) and 9A(l).

Note 15 – Segment Reporting

Segment information is prepared on the same basis that the chief executive officer, who is the Company’s chief operating decision maker, manages the business, makes business decisions and assesses performance. The Company has one reportable segment specializing in the development of treatments for patients suffering from debilitating neurodegenerative diseases, as described in Note 1.

The CODM assesses performance for this segment and decides how to allocate resources based on net loss. This net loss comprised of research and development expenses related to its product, general and administrative costs and net financing income or expanses. The CODM performs the assessment of segment performance by using the reported measure of segment profit or loss to monitor budget versus actual results.

The net profit or loss report regularly reviewed by the CODM is identical to the Consolidated Statements of Income and Comprehensive Loss and the related notes in the financial statements of the company for years ending December 31, 2024, 2023 and 2022.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 16 - Income Taxes

A.	Israeli taxation:

The tax rate relevant to the Company in the years 2024, 2023 and 2022 was 23%.

As of December 31, 2024, the Company has net operating loss carryforwards for Israeli income tax purposes of approximately $24,730, which can be offset against future taxable income for an indefinite period of time.

The Company has final (considered final) tax assessments in Israel through the 2019 tax year.

B.	Deferred taxes reflect the net tax effects of carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred tax assets are as follows:

	As of December 31,
	2024	2023
	U.S. dollars in thousands
Deferred tax assets
Net operating loss carryforward	$5,688	3,315
Other temporary differences	95	71
Capitalized research and development costs	1,282	1,395
Operating lease liability	17	33
Vacation and convalescence accrual	67	50

Total deferred tax assets:	7,149	4,864

Deferred tax liability: Operating lease right-of-use assets	(19)	(35)

Total deferred tax liability	(19)	(35)

Net deferred tax assets:	7,130	4,829
Less: Valuation allowance	(7,130)	(4,829)

Net deferred tax asset	-	-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating loss carryforward are available. Based on consideration of these factors, the Company recorded a valuation allowance as of December 31, 2024 and 2023 for all deferred tax assets not supported by reversing taxable temporary differences.

The portion of the valuation allowance for deferred tax assets for which subsequently recognized tax benefits would be applied directly to contributed capital was $782 thousand and $693 thousand in 2024 and 2023, respectively.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 16 - Income Taxes (cont.)

C.	During the years ended December 31, 2024 and 2023, the main reconciling item between the statutory income tax rate in Israel, the country of domicile of the Company (as noted in Note 16A) and the effective tax rate is mainly the recognition of valuation allowance in respect of deferred taxes relating to net operating loss carryforwards and other temporary differences due to the uncertainty of the realization of such deferred taxes.

The net change during the year ended December 31, 2024, 2023 and 2022 in the total valuation allowance amounted was $2,301 thousands, $1,813 thousands and $$1,419 thousands, respectively.

The movement of the valuation allowance (through income statement) is as follows:

	For the year ended December 31,
	2024	2023	2022
	U.S. dollars in thousands

Balance at the beginning of the year	4,829	3,016	1,607
Addition of valuation allowance	2,301	1,813	1,409

Net change in the valuation allowance	2,301	1,813	1,409

Balance at the end of the year	7,130	4,829	3,016

Note 17 - Subsequent Events

A.	As of the date hereof, the Company sold 444,216 of it’s ordinary shares pursuant to the Sales Agreement for aggregate gross proceeds of approximately $509.

B.	On March 31, 2025, the Company’s board of directors approved the grant of aggregate amount of 108,000 options to several employees. The options have an exercise price of $0.93 per share. The options vest quarterly over three years and expire 10 years after grant date.

C.	On March 31, 2025, the Company’s board of directors approved the grant of an aggregate amount of 355,512 RSUs to several consultants and service providers.

D.	On March 31, 2025, the Company’s board of directors approved the grant of an aggregate amount of 20,000 options to several consultants. The options have an exercise price of $0.93 per share. The options vest over one year and expire 10 years after grant date.