Form 20-F
period 2025-12-31
NeuroSense Therapeutics Ltd.
filed 2026-03-31
CIK 1875091

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 32,557,174 ordinary shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

PRESENTATION OF FINANCIAL INFORMATION

The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar” or “$” refer to U.S. dollars, the lawful currency of the United States. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this annual report are translated using the rate of NIS 3.19 to $1.00, based on the representative exchange rate reported by the Bank of Israel on December 31, 2025. On June 17, 2024, we changed our accounting method from International Financial Reporting Standards, as issued by the International Accounting Standards Board, to generally accepted accounting principles in the United States of America, or U.S. GAAP, as of January 1, 2024.

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

Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to substantial risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to a variety of factors, including, but not limited to, those identified under the section titled “Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	our ability to maintain the listing of our ordinary shares on Nasdaq;

●	the going concern reference in our financial statements and our need for substantial additional financing to achieve our goals;

●	our limited operating history and history of incurring significant losses and negative cash flows since our inception, which we anticipate will continue for the foreseeable future;

●	our dependence on the success of our lead product candidate, PrimeC, including our obtaining of regulatory approval to market PrimeC in the United States;

●	our limited experience in conducting clinical trials and reliance on clinical research organizations and others to conduct them;

●	our ability to advance our preclinical product candidates into clinical development and through regulatory approval;

●	the results of our clinical trials, which may fail to adequately demonstrate the safety and efficacy of our product candidates;

●	our ability to achieve the broad degree of physician adoption and use and market acceptance necessary for commercial success;

●	our reliance on third parties in marketing, producing or distributing products and research materials for certain raw materials, compounds and components necessary to produce PrimeC for clinical trials and to support commercial scale production of PrimeC, if approved;

●	our receipt of regulatory clarity and approvals for our therapeutic candidates and the timing of other regulatory filings and approvals;

●	estimates of our expenses, revenues, capital requirements and our needs for additional financing;

●	our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our product candidates and technologies;

●	the impact of the public health, political and security situation in Israel, the U.S. and other countries in which we may obtain approvals for our products or our business

●	the impacts on our ongoing and planned trials and manufacturing as a result of the war in Israel; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

●	Our financial statements include a substantial doubt whether we will continue as a going concern reference. We will require substantial additional financing to achieve our goals, and a failure to obtain this capital when needed and on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, commercialization efforts or other operations.

●	We have a limited operating history and have incurred significant losses and negative cash flows since our inception, and we anticipate that we will continue to incur significant losses and negative cash flows for the foreseeable future, which makes it difficult to assess our future viability.

●	Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

●	We are dependent on the success of our lead product candidate, PrimeC, including obtaining regulatory approval to market PrimeC in the United States.

●	We may be unable to obtain regulatory approval for our product candidates.

●	To date, we have only generated limited clinical data for our product candidates.

●	We have limited experience in conducting clinical trials and have never obtained approval for any product candidates, and may be unable to do so successfully.

●	We have not applied for regulatory approvals to market any of our other product candidates, and we may be delayed in obtaining or failing to obtain such regulatory approvals and to commercialize our product candidates.

●	We may not be able to advance our preclinical product candidates into clinical development and through regulatory approval and commercialization.

●	Clinical drug development involves a lengthy and expensive process with an uncertain outcome, results of earlier studies and trials may not be predictive of future trial results, and our clinical trials may fail to adequately demonstrate the safety and efficacy of our product candidates.

●	PrimeC or any of our other product candidates may produce undesirable side effects that we may not have detected in our previous preclinical studies and clinical trials. This could prevent us from gaining marketing approval or market acceptance for these product candidates, or from maintaining such approval and acceptance, and could substantially increase commercialization costs and even force us to cease operations.

●	Our product candidates, if approved, will face significant competition with competing technologies and our failure to compete effectively may prevent us from achieving significant market penetration.

●	We may enter into collaborations with third parties for the development or commercialization of our product candidates. If our collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

●	If we fail to manage our growth effectively, our business could be disrupted.

●	If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop our product candidates, conduct our clinical trials and commercialize any of the products we develop.

●	If our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our product candidates and technologies are not adequate, we may not be able to compete effectively in our market and we otherwise may be harmed.

●	We may be subject to claims that we infringe, misappropriate or otherwise violate the intellectual property rights of third parties.

●	We may receive only limited protection, or no protection, from our issued patents and patent applications.

●	If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

●	We may not be able to protect our intellectual property rights throughout the world.

●	We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive and time consuming, delay or prevent the development and commercialization of our products and product candidates or put our patents and other proprietary rights at risk.

●	If we fail to maintain compliance with Nasdaq’s continued listing requirements, our shares may be delisted from the Nasdaq Capital Market.

●	An active, liquid and orderly trading market for our ordinary shares or Warrants may not develop, which may inhibit the ability of our shareholders to sell ordinary shares and Warrants.

●	The market price of our ordinary shares and Warrants may be subject to fluctuation and you could lose all or part of your investment.

●	If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares and Warrants, the price of our ordinary shares and Warrants could decline.

●	Future sales of our ordinary shares could reduce the market price of our ordinary shares and Warrants.

●	The significant share ownership position of our officers, directors and entities affiliated with certain of our directors may limit your ability to influence corporate matters.

●	We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

●	Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, even when the terms of such a transaction are favorable to us and our shareholders.

●	Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

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

Since our inception, almost all of our resources have been dedicated to the preclinical and clinical development of our lead product candidate, PrimeC. As of December 31, 2025, we had cash, cash equivalents of $0.2 million.

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

We are a clinical-stage drug development company with a limited operating history upon which you can evaluate our business and prospects. We are not profitable and have incurred net losses in each period since we commenced operations in February 2017, including net losses of $11.1 million and $10.2 million for the years ended December 31, 2025 and 2024, respectively. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. Our ability to ultimately achieve recurring revenues and profitability is dependent upon our ability to successfully complete the development of our product candidates, obtain necessary regulatory approvals for and successfully manufacture, market and commercialize our products.

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

We have invested almost all of our efforts and financial resources in the research and development of our lead product candidate, PrimeC. Our future success depends on our ability to develop, commercialize, market and sell PrimeC and our other product candidates. However, our product candidates are in various stages of preclinical and clinical development and each of them has yet to receive marketing approval from the U.S. Food and Drug Administration, or the FDA, or any other regulatory agency. Our product candidates’ marketability is subject to significant risks associated with successfully completing future clinical trials, and/or satisfying applicable regulatory requirements and submission criteria, including potential approval pathways based on existing or emerging data, such as in certain jurisdictions including Canada, including:

●	the FDA’s timely acceptance of our IND filing for our product candidates other than PrimeC for which we filed an IND and received clearance in March of 2022;

●	the FDA’s acceptance of our parameters for regulatory approval relating to PrimeC and our other product candidates, including our proposed indications, primary and secondary endpoint assessments and measurements, safety evaluations, chemistry, manufacturing, and controls, or CMC, activities and regulatory pathways;

●	the FDA’s acceptance of the number, design, size, conduct and implementation of our clinical trials, our trial protocols and the interpretation of data from preclinical studies and clinical trials;

●	our ability to successfully complete the clinical trials of our product candidates, including timely patient enrollment and acceptable safety and efficacy data and our ability to demonstrate the safety and efficacy of the product candidates undergoing such clinical trials;

●	our ability to complete in a timely fashion the PrimeC pivotal trial, and that the single pivotal trial, even if successfully completed, will be sufficient to support a New Drug Application, or NDA, submission;

●	the FDA’s acceptance of the sufficiency of the data we collected from our preclinical studies and Phase 2a NST002 clinical trial and will collect ahead of potentially initiating a pivotal clinical trial, and our ability to commence a pivotal clinical trial in the United States for PrimeC following an IND submission, if accepted;

●	the FDA’s willingness to schedule an advisory committee meeting in a timely manner to evaluate and decide on the approval of our potential future NDA for PrimeC;

●	the recommendation of the FDA’s advisory committee to approve our applications to market PrimeC and our other product candidates in the United States, without limiting the approved labeling, specifications, distribution or use of the products, or imposing other restrictions;

●	the FDA’s satisfaction with the safety, quality and efficacy of our product candidates;

●	the prevalence and severity of adverse events associated with our product candidates;

●	the timely and satisfactory performance by third-party contractors of their obligations in relation to our clinical trials;

●	our success in educating physicians and patients about the benefits, administration and use of our product candidates, if approved, particularly in light of the fact that there is a limited number of currently available and approved treatment options for Amyotrophic Lateral Sclerosis (ALS);

●	the availability, perceived advantages, relative cost, safety and efficacy of alternative and competing treatments for the indications addressed by our product candidates;

●	the effectiveness of our marketing, sales and distribution strategy, and operations, as well as that of any current and future licensees; and

●	our ability to obtain, protect and enforce our intellectual property rights with respect to our product candidates.

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

The process of developing, obtaining regulatory approval for and commercializing our product candidates is long, complex, costly and uncertain, and delays or failure can occur at any stage. The research, testing, manufacturing, labeling, marketing, sale and distribution of drugs are subject to extensive and rigorous regulation by the FDA and foreign regulatory agencies, as applicable. These regulations are agency-specific and differ by jurisdiction. We are not permitted to market any product candidate in the United States until we receive approval of an NDA from the FDA, or in any foreign countries until we receive the requisite approval from the respective regulatory agencies in such countries. To gain approval of an NDA or other equivalent regulatory approval, we must provide the FDA or relevant foreign regulatory authority with preclinical and clinical data that adequately demonstrates the safety and efficacy of the product for the intended indication. For example, we plan to file for early commercialization approval for PrimeC under Health Canada’s Notice of Compliance with Conditions (NOC/c) policy. In June 2025, we completed a pre-New Drug Submission (pre-NDS) meeting with Health Canada regarding the potential early approval of PrimeC for the treatment of ALS, under the expedited Notice of Compliance with Conditions (NOC/c) pathway. We preparing for a pre-NDS meeting with Health Canada currently contemplated in April 2026. Pending a successful outcome of this meeting and completion of the final submission components, we currently anticipate a potential NDS submission by mid-2026. Although this decision follows the recommendations of Canadian regulatory experts and recent clinical findings, there can be no assurance that Health Canada will approve our application for early commercialization.

Before we can submit an NDA to the FDA or similar applications to foreign regulatory authorities, generally speaking, we must conduct at least one pivotal clinical trial for each product candidate. Based on the results of our clinical trials and our discussions with the FDA on potential pivotal trial design, we intend to initiate a pivotal clinical trial to further evaluate PrimeC. We have completed three additional studies to further support our future regulatory submissions. First, in September 2022 we announced positive results from our Good Laboratory Practices (GLP) toxicity study in rats to confirm the safety of PrimeC in high doses, in accordance with the FDA’s expectations. We also announced in September 2022 positive results of our pharmacokinetic (PK) study assessing the exposure levels of PrimeC’s extended release, or ER, formulation, where we observed the safety and improved PK profile of PrimeC in this formulation, in comparison to co-administration of the two marketed products that are a part of PrimeC’s composition. We have also completed a Phase 2b trial with PrimeC’s ER formulation that increased our understanding of the changes in the pathological pathways of ALS, demonstrated a clear safety profile of PrimeC and showed efficacy signals - all informed the final trial design for our potential pivotal clinical trial. In November 2024, the FDA completed review of the IND we received FDA clearance to initiate the pivotal Phase 3 clinical trial for PrimeC in ALS. We are preparing for trial initiation and aim to have the first patient enrolled in the coming months upon securing the strategic resources needed to launch the trial.

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

As of December 31, 2025, we had sixteen full and part time employees and several part-time consultants, most of whom are based at our headquarters in Herzliya, Israel and the rest of whom work in Switzerland and the United States. We will need to continue to expand our development, quality, sales, managerial, operational, finance, marketing and other resources to manage our operations and clinical trials, continue our development activities and commercialize our product candidates, if approved. Our management, personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our expansion strategy requires that we:

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

The U.S. dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in NIS, which is the lawful currency of the State of Israel. As a result, we are exposed to the risks that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar. For example, the U.S. dollar strengthened against the NIS by 3.0% in 2023 and 0.55% in 2024, and weakened by 12.5% in 2025. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine, the current war between Israel and Iran, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

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

While we seek patent protection for all of our product candidates, our patent coverage is limited, and we can provide no assurance that any of our current or future patent applications will result in issued patents or that any issued patents will provide us with any competitive advantage. Our patent portfolio includes U.S. Patent 10,980,780, which relates to methods for treatment of ALS using ciprofloxacin and celecoxib, and which expires in 2038. This patent also been issued in the European Patent Office, Japan, Canada, Australia and Israel. In addition, U.S. patent 12,527,768, which relates to methods for treatment of Alzheimer’s disease using combinations of ciprofloxacin and celecoxib, has been granted and is expected to expire on January 4, 2043.

In addition, we have developed a pharmaceutical composition comprising, as active ingredients, ciprofloxacin and celecoxib, and have been granted US Patent 12,097,185 and have filed international PCT application PCT/IL2022/051096 relating to the compositions. These applications relate to pharmaceutical formulations. The US patent will expire in December 2042 and the national patent applications based on the PCT application are expected to expire on October 19, 2042. Corresponding patents based on this application have granted in Australia and Brazil.

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

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, in August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of an amount greater than $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, which started in 2013 and, following passage of subsequent legislation, will stay in effect through 2031 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. On August 16, 2022, President Biden signed into law the Inflation Reduction Act that is intended to lower certain prescription drug costs under Medicare. The law permits the Medicare program to negotiate Medicare payments for a limited number of drugs. On August 1, 2024, CMS announced an agreement reached for negotiated Medicare prices for 10 selected drugs. CMS then announced on January 17, 2025, negotiations for Medicare prices for 15 selected drugs. In addition, the law set a cap of $2,000 in 2025 on out-of-pocket drug costs for Medicare eligible individuals. In 2025, HHS began implementation of “Most Favored Nation” drug pricing by setting the Medicare price of single-source brand drugs without generic or biosimilar competition to the lowest price available in wealthy countries with a per capita GDP of at least 60% of that in the United States. Additionally, there have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. If healthcare policies or reforms intended to curb healthcare costs are adopted, or if we experience negative publicity with respect to the pricing of our products or the pricing of pharmaceutical drugs generally, the prices that we charge for any approved products may be limited, our commercial opportunity may be limited and/or our revenues from sales of our products may be negatively impacted.

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

In the European Union, orphan-designated medicinal products benefit from specific regulatory incentives designed to encourage the development of treatments for rare diseases. Once such a product receives marketing authorisation, it is granted a period of market exclusivity lasting ten years for the approved indication. During this time, regulatory authorities are not permitted to accept or approve marketing authorisation applications—nor applications for extensions—for any similar medicinal product intended for the same therapeutic use. This exclusivity period may be extended by an additional two years if the product has been developed in line with an agreed Paediatric Investigation Plan (PIP).

A medicinal product may be designated as an orphan medicinal product in the European Union if the sponsor can demonstrate that certain criteria are fulfilled. The product must be intended for the diagnosis, prevention, or treatment of a life-threatening or chronically debilitating disease. In addition, the sponsor must show either that the condition affects no more than five in 10,000 persons in the EU at the time of the application, or that, without orphan designation, the product would not be expected to generate a sufficient return on investment to justify its development. It should be noted that this provision will likely be removed as part of the ongoing revision of EU pharmaceutical legislation, as it was no longer included during the trilogue negotiations on the new draft framework. Finally, there must be no authorized and satisfactory method of diagnosis, prevention, or treatment for the condition in the EU. If such a method exists, the proposed orphan product must offer a significant benefit to patients.

The period of orphan market exclusivity may end earlier under certain circumstances. The standard ten-year exclusivity may be reduced to a total of six years if, at the end of the fifth year, it is determined that the product no longer meets the criteria for orphan designation. This may occur, for example, if the prevalence of the condition has increased beyond the applicable threshold or if new information shows that the product no longer provides a significant benefit compared to existing methods of diagnosis, prevention, or treatment

Further, even if we obtain Orphan Drug Designation for a product candidate, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. In addition, if a competitor obtains approval and marketing exclusivity for a drug product with an active moiety that is the same as that in a product candidate we are pursuing for the same indication, approval of our product candidate would be blocked during the period of marketing exclusivity unless we could demonstrate that our product candidate is clinically superior to the approved product. In addition, if a competitor obtains approval and marketing exclusivity for a drug product with an active moiety that is the same as that in a product candidate we are pursuing for a different orphan indication, this may negatively impact the market opportunity for our product candidate. There have been legal challenges to aspects of the FDA’s regulations and policies concerning the exclusivity provisions of the Orphan Drug Act, and future challenges could lead to changes that affect the protections afforded our product candidates in ways that are difficult to predict.

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

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Third party payors decide which drugs they will pay for and establish reimbursement and co-payment levels. Government and other third-party payors are increasingly challenging the prices charged for health care products, examining the cost effectiveness of drugs in addition to their safety and efficacy, and limiting or attempting to limit both coverage and the level of reimbursement for prescription drugs. For example, HHS began implementation in 2025 of “Most Favored Nation” drug pricing by setting the Medicare price of single-source brand drugs without generic or biosimilar competition to the lowest price available in wealthy countries with a per capita GDP of at least 60% of that in the United States. We cannot be sure that coverage will be available for PrimeC or our other product candidates, if approved, or, if coverage is available, the level of reimbursement.

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

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, cleared or approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA to review and clear or approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new medical devices or modifications to cleared or approved medical devices to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. Most recently, the federal government was shut down for approximately 43 days from October 1 to November 12, 2025, due to a lapse in appropriations, during which federal employees were furloughed and many agencies, including components of the HHS, operated with reduced staffing or suspended activities. In early 2025, following the inauguration of President Trump, the Trump Administration began terminating federal government employees, including approximately 3,500 employees at the FDA. Prior shutdowns, such as the 35-day shutdown beginning December 22, 2018, similarly resulted in furloughs and delays in regulatory review activities. Any future government shutdowns, funding lapses, continuing resolutions, or similar events could result in reduced agency staffing, delays in regulatory reviews, interruptions to critical government functions, or uncertainty in agency operations, each of which could materially and adversely affect our business, financial condition, and results of operations.

Risks Related to an Investment in Our Ordinary Shares and Warrants

If we fail to maintain compliance with Nasdaq’s continued listing requirements, our shares may be delisted from the Nasdaq Capital Market

To continue to be listed on the Nasdaq, we need to comply with the continued listing requirement, including a minimum closing bid price per share of $1.00 for 30 consecutive business days (the “Minimum Bid Price Rule”) and shareholders’ equity of at least $2.5 million (the “Minimum Equity Rule”) or minimum market value of listed securities of $35 million (the “Minimum MVLS Rule”). On December 21, 2023, we received a notice from the Listing Qualifications staff (the “Staff”) of The Nasdaq Stock Market LLC indicating that we failed to comply with the continued listing requirement that we maintain either a minimum of $2,500,000 in shareholders’ equity or $35,000,000 market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years, as set forth in Nasdaq Listing Rule 5550(b)(1). On February 5, 2024, we submitted to the Staff a plan to regain compliance with the Minimum Equity Rule. After submitting a plan to regain compliance, Nasdaq granted us an extension to regain compliance. On January 6, 2025, we announced that we had regained compliance with the Minimum Equity Rule and we are currently subject to the Minimum MVLS Rule. Previously on September 5, 2023, we received notice from the Staff that we did not meet the Minimum Bid Price Rule; however during February 2024, we regained compliance with the Minimum Bid Price Rule.

No assurance can be given that we will be able to maintain compliance with the Minimum MVLS Rule, the Minimum Equity Rule or the Minimum Bid Price Rule or comply with the other standards that we are required to meet in order to maintain a listing on such exchange. Our failure to meet these requirements may result in our securities being delisted from Nasdaq. In addition, on January 26, 2026, Nasdaq filed a rule proposal with the SEC that would permit the immediate suspension and delisting of a company listed on the Nasdaq Capital Market if its market value of listed securities remains below $5 million for 30 consecutive business days. As of the date of this annual report, our market value of listed securities is above $5 million; however, if this rule were to go into effect and we are unable to maintain our market value of listed securities above $5 million, we would become subject to immediate suspension and delisting.

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

As of March 28, 2026, our officers, directors and entities affiliated with certain of our directors beneficially own or control, directly or indirectly, approximately 24.7% of our outstanding ordinary shares. Accordingly, these persons will be able to significantly influence, though not independently determine, the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors, and the outcome of any proposed merger or consolidation of our company. These interests may not be consistent with those of our other shareholders. In addition, these persons’ significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our ordinary shares and Warrants.

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

We expect to be classified as a passive foreign investment company, or PFIC, for the taxable year ending December 31, 2025, and we expect to be treated as a PFIC in the current taxable year as well as in future taxable years. The determination of our PFIC status is made based on the factual tests described below. Consequently, we cannot provide any assurances regarding our PFIC status for the current or future taxable years or that the United States Internal Revenue Service, or IRS will agree with our conclusion regarding our PFIC status. Generally, if, for any taxable year, at least 75 percent of our gross income is “passive income” or at least 50 percent of our gross assets during the taxable year (based on the average of the fair market values of the assets determined at the end of each quarterly period) are assets that produce or are held for the production of passive income, we would be characterized as a PFIC for U.S. federal income tax purposes. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. However, rents and royalties received from unrelated parties in connection with the active conduct of a trade or business are not considered passive income for purposes of the PFIC test. If we are a PFIC for any taxable year in which a U.S. Holder (as defined in “Taxation—Certain Material United States Federal Income Tax Considerations”) holds our ordinary shares or Warrants, certain adverse United States federal income tax consequences could apply to such U.S. Holder. Such adverse consequences of PFIC status may be alleviated if a U.S. Holder makes a “mark to market” election or an election to treat us as a “qualified electing fund”, or QEF. These elections would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. While we intend to provide to U.S. Holders the information required to make a valid QEF election upon request, we cannot provide any assurances that we will have timely knowledge of our status as a PFIC, or that the information that we provide will be adequate to allow U.S. Holders to make a QEF election.

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

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act, related to the furnishing and content of proxy statements, including disclosures with respect to executive compensation. Nevertheless, pursuant to regulations promulgated under the Israeli Companies Law, 5759-1999, or the Israeli Companies Law, we are required to disclose the annual compensation of our five most highly compensated office holders on an individual basis. Such disclosure will not be as extensive as that required of a U.S. domestic issuer. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act”, which was signed into law on December 18, 2025, requires directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we are required under the Exchange Act to file reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and are exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information, although we have voluntarily adopted a corporate disclosure policy substantially similar to Regulation FD. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

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

Scrutiny of sustainability and environmental, social, and governance, or ESG, initiatives could increase our costs or otherwise adversely impact our business.

Public companies have recently faced scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants and other stakeholder groups. Such scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. If our ESG practices and reporting do not meet investor or other stakeholder expectations, we may be subject to investor or regulator engagement regarding such matters. Our failure to comply with any applicable ESG rules or regulations could lead to penalties and adversely impact our reputation, access to capital and employee retention. Such ESG matters may also impact our third-party contract manufacturers and other third parties on which we rely, which may augment or cause additional impacts on our business, financial condition, or results of operations.

Risks Related to our Operations in Israel

We conduct some of our operations in Israel. Conditions in Israel, including the attacks by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them and against Iran, may affect our operations.

Our corporate headquarters is located in Herzliya, Israel. Because we are incorporated under the laws of the State of Israel, and most of our officers and fourteen out of sixteen of our employees are residents of Israel, our business and operations are directly affected by economic, political, geopolitical and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries, Iran and terrorist organizations active in the region, including Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war against Hamas and later against Hezbollah in Lebanon. Hostilities subsequently escalated between Israel and a number of its other neighbors, including conflicts with Hezbollah along Israel’s northern border with Lebanon, with Iran (including a war during June 2025) and with the Houthi movement in Yemen, which both launched drone and missile attacks on military and civilian targets within Israel. In addition, the Houthi movement disrupted international commerce by launching a number of attacks on commercial vessels traversing the Gulf of Aden and the Red Sea. While a ceasefire between Israel and Lebanon (with respect to Hezbollah) was announced in November 2024, a ceasefire between Israel and Iran was announced in June 2025 and the latest ceasefire between Israel and Hamas was announced in October 2025, in February 2026, hostilities between Israel and Iran escalated again. In late February 2026, the United States, together with Israel, launched a major joint military campaign of air and missile strikes against targets in Iran, which triggered a broad Iranian response and contributed to significant regional instability, including, resumed conflicts with Hezbollah and the Houthis. The security situation in the region remains highly fluid, and we are unable to predict if, when, or on what terms, this escalation will be resolved.

The military operation against Iran has immediate implications for the Israeli economy, including, inter alia, the declaration of a state of emergency, the issuance of emergency orders and restrictions on economic activity, the shutdown of educational institutions and workplaces, a reduction in activity across various sectors, and the mobilization of reserve forces on a broad scale. These measures may give rise to operational disruptions.

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

The Israel Defense Force, or IDF, the national military of Israel, is a conscripted military service, subject to certain exceptions. Since October 7, 2023, the IDF has called up several hundred thousand of its reserve forces to serve. Fourteen out of our current sixteen employees are resident in Israel. Three of our five executive officers and the 11 other non-management employees of the Company reside in Israel. None of our executive officers nor non-management employees have been called up to perform reserve military service; however, some employees may be called for service in the current or future wars or other armed conflicts with Hamas, Hezbollah or other regional threat actors, and such persons may be absent for an extended period of time. As a result, our operations in Israel may be disrupted by such absences, which disruption may materially and adversely affect our business, prospects, financial condition and results of operations.

Since the war with Hamas broke out on October 7, 2023, our operations have not been adversely affected by the security situation, and we have not experienced disruptions to our clinical studies. As such, our clinical and business development activities remain on track. However, the intensity and duration of the security situation in Israel have been difficult to predict, as are the economic implications on our business and operations and on Israel’s economy in general, and our operations may be harmed as a result.

All of our clinical and pre-clinical research and development is currently being conducted outside of Israel. We may also elect to set up a site in Israel for a Phase 3 pivotal ALS trial of PrimeC, but this would be in addition to numerous other sites in Europe and the United States, and as a result we do not expect the timeline or quality of this trial to be adversely affected by the war. Our manufacturing is conducted in India. We do not currently anticipate any disruption to the supply chain relevant to our ongoing clinical trials and believe there are alternative sources of supply from whom we could obtain the necessary finished drug product to conduct our clinical trials. In addition, we believe we have sufficient finished product in inventory to continue our ongoing clinical trials for at least the next few months.

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

Finally, political conditions within Israel may affect our operations. Prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. Some changes to Israel’s judicial system have been made, but to date, the more extensive change have not progressed. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

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

Our Ordinary Shares and Warrants are traded on The Nasdaq Capital Market under the symbols “NRSN” and “NRSNW,” respectively.

Our capital expenditures for the years ended December 31, 2025 and 2024 were approximately $8,000 and $3,000, respectively. Our current capital expenditures involve the purchase of equipment.

B. Business Overview

We are a clinical-stage biotechnology company focused on discovering and developing treatments for people living with neurodegenerative diseases, including ALS, AD and PD. We believe these diseases represent some of the most significant unmet medical needs of our time, with limited effective therapeutic options available. The burden of these diseases on both patients and society is substantial. For example, the average annual cost of ALS alone is $180,000 per patient, and its estimated annual burden on the U.S. healthcare system is greater than $1 billion. Due to the complexity of neurodegenerative diseases, our strategy is utilizing a combined therapeutic approach to target multiple disease-related pathways.

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

PrimeC was evaluated in PARADIGM, a Phase 2b randomized, multi-center, multinational, prospective, double-blind, placebo-controlled study, to evaluate safety, tolerability, and efficacy of PrimeC in 68 people living with ALS. Participants were being administered PrimeC or placebo at a 2:1 ratio, respectively, for the six-month double-blind part, followed by a 12-month open-label extension. Study participants were allowed to continue standard of care treatment of approved products. The primary endpoints of the study were an evaluation of ALS-biomarkers as well as safety and tolerability assessment. Secondary and exploratory endpoints were the evaluation of clinical efficacy (ALS Functional Rating Scale — Revised, or ALSFRS-R, and slow vital capacity), survival, and improvement in quality of life. All subjects who completed the six-month double-blind, placebo-controlled dosing period had the opportunity to be transferred to the PrimeC active arm for a 12-month open label extension. The study completed enrollment in May 2023, enrolling 69 participants, in which 68 are living with ALS and one participant who was misdiagnosed for ALS and was excluded from the evaluations. Four ALS clinical centers participated in the study in three territories: Israel, Italy, and Canada. In December 2023, we reported that we met the primary safety and tolerability endpoints and achieved secondary clinical efficacy endpoints in the top-line results of our 6-month double-blind phase of PARADIGM. In May 2024, we announced new positive data analysis from PARADIGM clinical trial demonstrating statistically significant slowing of disease progression in high-risk ALS patients. In July 2024, we announced results from the 12-month analysis of the PARADIGM clinical trial which showed a significant improvement in the rate of decline of ALS Functional Rating Scale-Revised (ALSFRS-R) scores and survival rates for subjects who received PrimeC from the start of the trial compared to those who started on placebo. In August 2024, we announced positive 12-month biomarker data from the PARADIGM clinical trial, which demonstrated significant iron-related target engagement with PrimeC Ferritin levels decreased post-treatment, indicating reduced iron stores Transferrin levels increased post-treatment, consistent with lower iron accumulation and oxidative stress The ferritin–ALSFRS-R correlation seen in placebo was abolished with PrimeC, and iron-related pathology was stabilized.

In October 2024, we reported Phase 2b PARADIGM analyses demonstrating significant modulation of key ALS-related miRNAs, with clear differentiation from placebo, supporting target engagement and reinforcing PrimeC’s multi-target mechanism and biomarker strategy.

Later in October 2024, we reported completion of the full 18-month dosing in the Phase 2b PARADIGM trial, and in December 2024 announced statistically significant positive results from the 18-month analysis, evaluating the efficacy of PrimeC in the treatment of ALS. In February 2025, we announced additional findings from an 18-month analysis of the PARADIGM clinical trial showing improvements in two additional endpoints, complication-free survival (analysis which includes death from any cause or respiratory insufficiency or hospitalization due to ALS-related complications) and Slow Vital Capacity (SVC), measuring respiratory function. In September 2025, we announced a new analysis of 18-month data of the PARADIGM clinical confirming that the observed benefit of initiating PrimeC early in disease progression is consistent after accounting for patient variability. Such results highlighted the potential of PrimeC to meaningfully extend survival in ALS.

In February 2026, we communicated results from a long-term follow-up of patients who completed the 18-month PARADIGM study, with an observation period of up to 18 months post-PARADIGM. Patients receiving continuous PrimeC treatment demonstrated a median survival of 36.3 months compared to 21.4 months in patients who initially received placebo and later switched to active treatment, representing an improvement of over 14 months. This corresponded to an approximate 70% increase in median survival and a substantial reduction in the risk of death. These results were statistically significant. The survival benefit was sustained over time, with consistent separation between treatment groups throughout the follow-up period.

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

In December 2024, we entered into a binding term sheet with a leading global pharmaceutical company to advance the development and commercialization of PrimeC, in certain key territories. During this period, the counterparty completed confirmatory due diligence to its satisfaction, and the parties engaged in negotiations toward execution of a definitive agreement.

Following recent material organizational changes affecting the counterparty’s ALS-related activities and strategic priorities, we notified the counterparty in March 2026, that the interactions were no longer productive and have been concluded. We maintain interactions with additional potential partners as part of our broader strategic partnering and financing activities.

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

Additionally, we observed positive clinical signals in comparison to virtual controls, and a serum biomarker analysis showed significant changes following treatment, demonstrated significant changes following treatment, supporting target engagement of the drug relative to untreated matched controls. All 12 patients who completed the NST002 trial elected to continue into an extension study with PrimeC, that was conducted as an Investigator Initiated Study. To date, we are still supporting the drug supply for a few of the participants in this study, which is over than 40 months since NST002 was initiated.

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

We believe we have a strong patent estate, including patents on method of use, combination, and formulation. We have secured U.S. Patent 10,980,780 relating to methods for treatment of ALS using ciprofloxacin and celecoxib, the components of PrimeC, which expires in 2038. Equivalent patents also have been issued in the European Patent Office, Canada, Australia, Israel and Japan. The patent estate also includes US Patent 12,097,185, which relates to Prime C formulations. This patent, will expire in December 2042. Equivalent applications are pending in many jurisdictions worldwide. We also expect to take advantage of orphan drug exclusivity for PrimeC, if approved, for seven years in the United States and ten years in the European Union. In addition, U.S. patent 12,527,768 , which relates to methods for treatment of Alzheimer’s disease using combinations of ciprofloxacin and celecoxib, has been granted. This patent will expire on January 4, 2043.

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

Until recently, the only approved drug used in ALS was Rilutek (riluzole). It was the first drug to be approved by the FDA for the treatment of ALS over 25 years ago. In May 2017, the FDA approved Radicava (edaravone), which is administered through chronic cycles of ten days of intravenous infusions followed by a two-week treatment-free period. In recent years, the FDA has also approved two new formulations of riluzole that address the need for an improved route of administration in patients who suffer from swallowing complications. In September 2018, the FDA approved Tiglutik, the oral suspension of riluzole administered via syringe, and in November 2019, the FDA approved Exservan, a new soluble oral formulation of riluzole which dissolves on the tongue. In May 2022, an oral formulation of edaravone (Radicava ORS) was also approved in the United States. In Europe, edaravone is not approved, and the only approved drug for sporadic ALS is riluzole.

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

Other treatments for ALS that we are aware are under development include:

●	Novartis is developing VHB937, an anti-human TREM2 mAb, currently being tested in a Phase 2 clinical trial.

●	Brainstorm Cell Therapeutics is developing NurOwn, an adult stem cell therapy, which has completed a pivotal Phase 3 trial and did not achieve the primary endpoint. NurOwn is expected to be reevaluated in a Phase 3b trial.

●	Clene is developing CNM-Au8®, an investigational gold nanocrystal suspension, completed a Phase 3 clinical trial. CNM-Au8 did not meet its primary endpoint of change in ALSFRSR, However, it showed that the drug was able to reduce the risk of death in patients with ALS.

●	Prilenia, is developing Pridopidine, which was originally developed for Huntington’s disease. The drug did not reach statistical significance in Phase 2 primary and key secondary endpoints; nevertheless, based on additional sub-group post-hoc analysis, the drug is currently in preparations for a Phase 3 trial for ALS. Clene intends to evaluate CNM-Au8 in a Phase 3 trial for ALS, planned to be initiated in the first half of 2026.

●	Eledon is developing Tegoprubart, an anti-CD40L antibody, which completed a Phase 2a open-label study, and is now seeking non-equity dilutive financing to move into a Phase 3 study.

●	QurAlis is developing a pipeline of RNA-based therapies for ALS, now in Phase 1 clinical trials.

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

In October 2024, we provided a further update on our plans to file for early commercialization approval for PrimeC under Health Canada’s Notice of Compliance with Conditions (NOC/c) policy. This decision follows the recommendations of Canadian regulatory experts and recent clinical findings. In June 2025, we completed a pre-NDS meeting with Health Canada regarding the potential early approval of PrimeC for the treatment of ALS, under the expedited Notice of Compliance with Conditions (NOC/c) pathway. Following initial feedback from Health Canada indicating that additional data would be recommended to support a submission, and subsequent clarification discussions, we are preparing for a pre-NDS meeting with Health Canada currently contemplated in May 2026. Pending a successful outcome of this meeting and completion of the final submission components, we currently anticipate a potential NDS submission by the third quarter of 2026.

In December 2024, we concluded a Type C meeting with the FDA. The purpose of the meeting was to discuss the design of a proposed Phase 3 clinical study and the plan for submission of an eventual 505(b)(2) marketing application. We had a productive discussion with the FDA regarding the design of the planned Phase 3 pivotal study with PrimeC, including efficacy and safety measurements. The study will include approximately 300 patients divided by a ratio of 2:1, PrimeC to placebo. The Phase 3 study is expected to be a randomized, multi-center, multinational, prospective, double-blind, placebo-controlled study, with an open label extension (OLE), to evaluate the efficacy and safety of PrimeC in people living with ALS. Following 12 months of treatment, it is expected that all participants will transition to PrimeC for a 12-month open label extension. In November 2025, the FDA completed review of the IND we received FDA clearance to initiate the pivotal Phase 3 clinical trial for PrimeC in ALS. We are preparing for trial initiation and aim to have the first patient enrolled in 2026 upon securing the strategic resources needed to launch the study.

Also in September 2025, we reported additional long-term clinical data from our Phase 2b PARADIGM study of PrimeC in patients with ALS, based on survival analyses from the largest study site in Israel, which enrolled 44 patients and provided the longest follow-up period in the study. As of more than three years following study initiation, 15 of 30 patients (50%) originally randomized to PrimeC remained alive, compared to 1 of 14 patients (approximately 7%) originally randomized to placebo. The difference in survival rates was statistically significant (p=0.007, Fisher’s exact test). Among surviving patients, 12 patients originally randomized to PrimeC were not receiving ventilatory support, compared to one patient originally randomized to placebo.

In February 2026, we communicated results from a long-term follow-up of patients who completed the 18-month PARADIGM study, with an observation period of up to 18 months post-PARADIGM. Patients receiving continuous PrimeC treatment demonstrated a median survival of 36.3 months compared to 21.4 months in patients who initially received placebo and later switched to active treatment, representing an improvement of over 14 months. This corresponded to an approximate 70% increase in median survival and a substantial reduction in the risk of death. These results were statistically significant. The survival benefit was sustained over time, with consistent separation between treatment groups throughout the follow-up period.

Clinical Results

NST003 Phase 2b Trial in ALS

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

Safety was a primary outcome of the study and was evaluated during both the 6-month double-blind phase and the subsequent 12-month open-label extension. The overall incidence of treatment-emergent adverse events (TEAEs) during the double-blind phase was comparable between the PrimeC and placebo groups (30/45 [66.7%] vs 15/23 [65.2%]). A higher incidence of study drug–related TEAEs was observed in the PrimeC group compared to placebo (11/45 [24.4%] vs 1/23 [4.3%]); these events were primarily mild to moderate and transient. No treatment-related deaths or life-threatening events were observed.

Summary of Adverse Events

No. (%)
	Double-blind (month 6)		Open-label extension (month 18)
Event	PrimeC (n = 45)	Placebo (n = 23)	PrimeC (n = 40)	Placebo to PrimeC (n = 20)
Any AE	30 (66.7)	15 (65.2)	33 (82.5)	15 (75.0)
TEAE	30 (66.7)	15 (65.2)	33 (82.5)	15 (75.0)
Study drug-related TEAE	9 (20.0)	1 (4.3)	8 (20.0)	2 (10.0)
Serious TEAE[b]	4 (8.9)	3 (13.0)	11 (27.5)	8 (40.0)
TEAE leading to death	2 (4.4)	2 (8.7)	5 (12.5)	5 (25.0)
TEAE leading to study drug discontinuation	3 (6.7)	1 (4.3)	9 (22.5)	8 (40.0)
TEAE leading to study drug reduction	0	0	0	0
TEAE leading to study drug interruption	7 (15.6)	2 (8.7)	11 (27.5)	4 (20.0)

During the double-blind phase, treatment with PrimeC was associated with a favorable trend in ALSFRS-R total scores compared to placebo, with a mean difference of 2.23 points at month 6 (p = 0.12). In the open-label extension, participants who continued PrimeC treatment demonstrated a clinically meaningful benefit, with a mean difference of 7.92 points at month 18 compared to participants initially assigned to placebo (p = 0.007). The largest treatment effect was observed in bulbar function, with a mean difference of 3.18 points (p = 0.001). During the double-blind phase, the number of events was limited and did not allow for a conclusive assessment of overall survival. By month 18, treatment with PrimeC was associated with a reduction in the risk of death compared to placebo (hazard ratio: 0.42; p = 0.11). In addition, PrimeC demonstrated a 64% reduction in the risk of ALS-related complications, including death, respiratory insufficiency, or hospitalization (hazard ratio: 0.36; p = 0.02), supporting a potential clinical benefit with earlier and sustained treatment. ALS complication free survival is defined as time to death from any cause or respiratory insufficiency (defined as tracheostomy or the use of non-invasive ventilation for at least 22 hours per day for at least 10 consecutive days) or hospitalization due to ALS.

Nearly all participants, 96%, who completed the 6-month double-blind portion of the trial chose to receive treatment with PrimeC through the 12-month open label extension.

In tandem with objective clinical assessments, PrimeC exerted favorable influences on diverse dimensions of patients’ quality of life. Comprehensive evaluations encompassing mental health domains, as exemplified by the mental health subscale of the PROMIS-10 questionnaire, showed improvements  attributable to active treatment (PrimeC). Moreover, analyses pertaining to survival outcomes underscored the implications of PrimeC intervention in mitigating disease progression. Across diverse analytical frameworks, including hazard ratios derived from ALS complication free survival (as indicated above), MiTOS and King’s Advanced Staging system, PrimeC consistently exhibited numerical advantage over placebo, signaling tangible gains in extending survival and delaying disease progression milestones. MiTOS and King’s Advanced Stage-free Survival in ALS are two prognostic staging systems for ALS, assessing progression and complication free survival.

Plasma NfL levels were comparable between groups at month 6 (62.64 vs 63.14 pg/mL; ratio 0.99; p = 0.89) and remained numerically lower in the PrimeC group at month 18 (60.47 vs 66.75 pg/mL; ratio 0.91; p = 0.45). MicroRNA analyses demonstrated significant modulation of ALS-associated biomarkers, including downregulation of miR-199a-3p (p = 0.004), miR-199a-5p (p < 0.001), miR-181a-5p (p = 0.001), and miR-181b-5p (p = 0.005), which are associated with disease progression and survival. These changes were among the most pronounced biomarker effects observed. Markers of iron metabolism showed favorable trends with PrimeC. Ferritin levels remained stable compared to an increase in the placebo group at month 6 (difference −0.09 nmol/L; p = 0.17) and were lower at month 18 (0.48 vs 0.71 nmol/L; p = 0.05). Transferrin levels were higher in the PrimeC group at month 6 (difference 1.90 μmol/L; p = 0.03) and remained numerically higher at month 18 (p = 0.13).

All clinical and biomarker findings from the PARADIGM study have been published in JAMA Neurology, peer-reviewed journal in neurology, providing independent external validation of the results.

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

In August 2025, we announced that as of August 20, 2025, approximately 20% of people with ALS from our Phase 2a study, including those continuing under compassionate use, remain on PrimeC for more than 5.5 years, having lived with ALS for over 7 years. Across these multi-year exposures, treatment remains well tolerated, with no new safety signals observed to date.

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

In September 2025, we announced positive initial results from our collaboration with NeuroKaire in the ongoing RoAD Phase 2 clinical trial evaluating PrimeC for AD. Using NeuroKaire’s proprietary technology to generate brain cells from each patient’s blood, analysis of samples from clinically characterized AD patients demonstrated that PrimeC treatment enhanced neuroplasticity, a key feature in supporting brain health and function and underlying memory formation and retention and no treatment-related toxicity was observed, demonstrating the safety of PrimeC combination. The RoAD study is a randomized, double-blind, placebo-controlled Phase 2 trial enrolling mild-to-moderate AD patients, designed to evaluate safety, efficacy, and biological activity of PrimeC over 12 months.

In October 2025, we announced   new positive findings based on plasma samples from the Phase-2b PARADIGM study. These results indicate that PrimeC produced robust, statistically significant reductions in multiple microRNAs that are consistently implicated in AD’s pathology - changes that reflect reduction of neuroinflammatory and neurodegenerative activity. PrimeC treatment significantly reduced several AD-associated microRNAs, including miR-146a-5p (p=0.007), miR-21-5p (p=0.003), miR-let-7a-5p (p=0.028) and miR-let-7e-5p (p=0.006), measured as change from baseline, while no significant change was observed in the placebo group over time. MicroRNAs are master regulators of gene expression. The miRNAs described above are associated with neuroinflammation, amyloid and tau pathology, synaptic dysfunction which relate to a cognitive decline. By lowering these biomarkers, PrimeC demonstrated the ability to directly target biological pathways central to AD progression, supporting its potential as a disease-modifying therapy.

In December 2025, we reported the completion of the safety analysis from our proof-of-concept, randomized, double-blind, placebo-controlled Phase 2 clinical trial of PrimeC in AD, which indicated a favorable tolerability profile with no serious adverse events or new safety signals. We plan to report combined clinical and biomarker outcomes from this study in the first quarter of 2026, although due to the exploratory nature of the trial, the results may not be predictive of outcomes in future studies.

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

In May 2025, we announced that we successfully scaled-up its production of PrimeC to commercial scale and that we partnered with a global Contract Development and Manufacturing Organization (CDMO) that currently manufactures PrimeC clinical batches and will also support its future commercial supply. All analytical methods supporting drug product release and stability have been fully validated, and the manufacturing process has been successfully scaled to commercial levels. Stability data support a shelf life of at least 36 months at room temperature, and formulation IP granted in 2023 provides protection through 2042.

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

Competition

We compete in an industry characterized by rapidly advancing technologies, significant competition and a complex intellectual property landscape. We face substantial competition from many different sources, including large pharmaceutical, specialty pharmaceutical, and biotechnology companies. Recently we have also seen that academic research institutions and governmental agencies can and will continue to compete in this rapidly evolving environment with support from public and private research institutions. Below is a description of competition surrounding each of our disease targets and other technologies in development in the neurodegenerative field:

●	ALS. Potentially disease modifying therapeutics are being developed by several large and specialty pharmaceutical and biotechnology companies and academic institutions, including Biogen, Novartis, AB Science, Prilenia Therapeutics, Brainstorm Cell Therapeutics, Clene, QurAlis, among others, in various stages of clinical trials.

●	Alzheimer’s Disease. Potentially disease modifying therapeutics are being developed by several large and specialty pharmaceutical and biotechnology companies, including Biogen, Eli Lilly, Eisai, Roche (including Genentech, its wholly owned subsidiary) and Alector in various stages of clinical trials.

●	Parkinson’s Disease. Potentially disease modifying therapeutics are being developed by several large and specialty pharmaceutical and biotechnology companies, including Prothena, Roche (including Genentech, its wholly owned subsidiary), Prevail/Eli Lilly, AstraZeneca, and Takeda in various stages of clinical trials.

Some of our competitors, either alone or through their collaborations, have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete, or will compete, with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient enrollment in clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. As a result, our competitors may discover, develop, license, commercialize and market products before or more successfully than we do.

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

Patents

Our patent portfolio includes U.S. Patent 10,980,780, which relates to methods for treatment of ALS using ciprofloxacin and celecoxib, and which expires in 2038. This patent also been issued in the European Patent Office, Japan, Canada, Australia and Israel. In addition, U.S. patent 12,527,768, which relates to methods for treatment of Alzheimer’s disease using combinations of ciprofloxacin and celecoxib, has been granted. This patent will expire on January 4, 2043.

In addition, we have developed a pharmaceutical composition comprising, as active ingredients, ciprofloxacin and celecoxib, and have been granted US Patent 12,097,185 and have filed international PCT application PCT/IL2022/051096 relating to the compositions. This patent and patent applications relate to pharmaceutical formulations. The US patent will expire in December 2042 and the national patent applications based on the PCT application are expected to expire in October 2042. Corresponding patents based on this application have been granted in Australia and Brazil.

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

European Union

Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized, national, decentralized, or mutual recognition procedure.

Centralized authorization procedure

The centralized marketing authorisation procedure results in the grant of a single marketing authorisation that is valid throughout the entire European Union and the EEA member states. This authorisation is issued by the European Commission, acting in its role as the European Licensing Authority, following a scientific assessment conducted by the European Medicines Agency (EMA) and the Committee for Medicinal Products for Human Use (CHMP).

The EMA is the administrative body responsible for coordinating the existing scientific resources available in the member states for evaluation, supervision and pharmacovigilance of medicinal, that is valid for all European Union member states. The centralized procedure is mandatory for certain types of medicinal products such as (1.) Medicinal products manufactured by biotechnological processes, (2.) Orphan-designated medicinal products, (3.) Advanced therapy medicinal products (ATMPs), including gene therapy, somatic cell therapy and tissue-engineered products as well as (4.) Medicinal products containing a new active substance intended for the treatment of specified serious diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders, autoimmune diseases, immune dysfunctions and viral diseases.

For medicinal products that do not fall within the mandatory scope of the centralized marketing authorisation procedure, an applicant may nevertheless use the centralized procedure under following grounds: (1.) the medicinal product contains a new active substance that has not yet been authorised in the European Union, (2.) the medicinal product constitutes a significant therapeutic, scientific or technical innovation, or (3.) granting a centralized marketing authorisation is in the interest of public health in the European Union.

Within the framework of the European Union’s centralized marketing authorisation procedure, the maximum duration of the scientific evaluation of a Marketing Authorisation Application (MAA) is 210 days, excluding periods of “clock stop.” An accelerated assessment may be granted by the Committee for Medicinal Products for Human Use (CHMP) in exceptional circumstances where the medicinal product is considered to be of major public health interest. This requires the cumulative fulfilment of the following criteria: the seriousness of the disease to be treated, the absence of an appropriate therapeutic alternative, and the anticipation of an exceptionally high therapeutic benefit. In such cases, the timeframe for the CHMP to issue its opinion is reduced to 150 days, excluding any clock-stop periods.

The evaluation process follows a formally structured timetable. On Day 120, a clock stop is typically introduced to allow the applicant to respond to the questions identified in the assessment report of the Rapporteur and Co-Rapporteur. Upon submission of a complete response, the procedure resumes on Day 121. Where further clarification is required, an Oral Explanation may be convened on Day 180, at which the applicant must appear before the CHMP to provide additional information.

On Day 210, the CHMP adopts an opinion recommending either the granting or refusal of the marketing authorisation. In the event of a positive opinion, a legally binding decision is subsequently adopted by the European Commission under the centralized procedure, which is binding in all EU Member States. This decision is generally issued within approximately 60 days following a positive CHMP opinion. In the case of a negative opinion, the applicant may request a re-examination within 15 days of notification. The detailed grounds for such re-examination must be submitted within 60 days from the date of notification.

After five years, the authorization may be renewed on the basis of a revaluation of the risk-benefit balance. A renewal application must be submitted to the Agency at the latest 9 months before the expiry date of the MA. The MA validity period is calculated from the date of notification of the Commission Decision

National authorization procedure

The national procedure is only available for products intended to be authorized in a single EU member state. The national procedure can only be used if the medicinal product does not already have a marketing authorization in another EU/EEA Member state. The national Authorization has a Validity for 5 Years, renewable for another five year-period.

Decentralized authorization procedure

The decentralized procedure includes selecting one “reference member state,” or RMS, and submitting an application simultaneously to more than one member state at the same time. The RSM will lead the review of an application in a mutual recognition and a decentralized procedure.

The RMS National Competent Authority conducts a detailed review and prepares a draft assessment report, a draft assessment report, a draft summary of product characteristics and a draft of the labelling and package leaflet and shall send these documents to the concerned member states and to the applicant, which the concerned member states provide comment. If a concerned Member State declines to endorse the assessment, the matter is referred to the coordination group, which is required to seek a consensus within a 60-day period. Should the coordination group be unable to reach agreement, the application is then forwarded to the competent EMA scientific committee for arbitration. The committee’s opinion is subsequently transmitted to the European Commission for the final decision.

Mutual recognition procedure

For the mutual recognition procedure to apply, the medicinal product must already hold a valid marketing authorisation issued by at least one Member State of the European Union. The mutual recognition procedure provides for mutual recognition of national approval decisions. An application under the mutual recognition procedure may be submitted to one or several Member States. All submissions must be identical in content, and each concerned Member State must be duly informed of the application. Under this procedure, the marketing authorization holder shall request the RMS either to prepare an assessment report on the product or, if necessary, to update any existing assessment report. This evaluation process may take up to 210 days, and ends with the granting of a marketing authorisation in that EU country. In a mutual recognition or decentralized procedure, the member states concerned shall approve the relevant document(s) and decision within 90 days of receipt and shall inform the reference member state accordingly. The reference member state shall record the agreement of all parties, close the procedure and inform the applicant thereof. Each member state in which an application has been submitted under a mutual recognition or decentralized procedure shall adopt a decision in conformity with the approved document(s), within 30 days after acknowledgement of the agreement.

If a concerned Member State declines to recognise the underlying national marketing authorisation, the matter is referred to the Coordination Group for Mutual Recognition and Decentralised Procedures – Human (CMDh), which is required to attempt to reach a consensus within a 60-day period. Should the CMDh be unable to resolve the disagreement, the application is subsequently submitted to the competent scientific committee of the European Medicines Agency (CHMP) for arbitration. The CHMP’s scientific opinion is then transmitted to the European Commission for adoption of the final decision.

After the MA has been granted, the company must submit periodic safety reports to the EMA, if approval was granted under the Centralized Procedure, or the National Health Authorities, under the MRP and DCP. In addition, several pharmacovigilance measures must be implemented and monitored including Adverse Event collection, evaluation and expedited reporting and implementation, as well as update Risk Management Plans. For some medications, post -approval studies (Phase IV) my be required to complement available data with additional data to evaluate long-term effects (Post Approval Safety Study) or to gather additional efficacy data (Post-Approval Efficacy Study).

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

Other Healthcare Laws and Regulations and Legislative Reform in the United States

U.S. Healthcare Laws and Regulations

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our operations, including any arrangements with healthcare providers, physicians, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws that may affect the business or financial arrangements and relationships through which we would market, sell and distribute our products. Our current and future operations are subject to regulation by various federal, state, and local authorities in addition to the FDA, including but not limited to the Centers for Medicare & Medicaid Services, or CMS, the Department of Health and Human Services, or HHS, (including the Office of Inspector General, Office for Civil Rights and the Health Resources and Services Administration), the DOJ and individual U.S. Attorney offices within the DOJ, and state and local governments. The healthcare laws that may affect our ability to operate include, but are not limited to:

●	The federal Anti-Kickback Statute, which prohibits any person or entity from, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. The federal Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other hand. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Additionally, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

●	Federal civil and criminal false claims laws, such as the False Claims Act, which can be enforced by private citizens through civil qui tam actions, and civil monetary penalty laws prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment of federal funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. Drug manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. For example, pharmaceutical companies have been prosecuted under the False Claims Act in connection with their alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programs for the product. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

●	The Health Insurance Portability and Accountability Act, or HIPAA, among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and creates federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

●	The Civil Monetary Penalties Law prohibits, among other things, the offering or giving of remuneration, which includes, without limitation, any transfer of items or services for free or for less than fair market value (with limited exceptions), to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular supplier of items or services reimbursable by a federal or state governmental program;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, which impose privacy, security and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers, known as covered entities, and their respective business associates that perform services for them that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

●	Federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

●	The federal transparency requirements under the Physician Payments Sunshine Act, created under the Patient Protection and Affordable Care Act, or ACA, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to payments and other transfers of value provided to physicians, defined to include doctors, dentists, optometrists, podiatrists and chiropractors, and teaching hospitals and physician ownership and investment interests, including such ownership and investment interests held by a physician’s immediate family members. Effective January 1, 2022, these reporting obligations extend to include transfers of value made during the previous year to certain non-physician providers, including physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and anesthesiologist assistants, and certified nurse midwives;

●	Federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs; such as Medicaid reimbursement requires the best price and the 340B program that requires discounts for certain providers;

●	State and foreign laws that are analogous to each of the above federal laws, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by non-governmental third-party payors, including private insurers, and state laws that require manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; and

●	State and foreign laws that require pharmaceutical companies to implement compliance programs, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or to track and report gifts, compensation and other remuneration provided to physicians and other healthcare providers; state laws that require the reporting of marketing expenditures or drug pricing, including information pertaining to and justifying price increases; state and local laws that require the registration of pharmaceutical sales representatives; state laws that prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals; state laws that require the posting of information relating to clinical trials and their outcomes; and other federal, state and foreign laws that govern the privacy and security of health information or personally identifiable information in certain circumstances, including state health information privacy and data breach notification laws which govern the collection, use, disclosure and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus requiring additional compliance efforts.

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

There have been executive, judicial and congressional challenges to certain aspects of the ACA. For example, in 2017, the U.S. Congress enacted a law informally known as the Tax Cuts and Jobs Act, or TCIA, which eliminated the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” It is difficult to predict the future legislative landscape in healthcare and the effect on our business, results of operations, financial condition and prospects.

In addition, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs. In 2011, the U.S. Congress enacted the Budget Control Act, or BCA, which included provisions intended to reduce the federal deficit. The BCA resulted in the imposition of 2% reductions in Medicare payments to providers beginning in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2031, absent additional congressional action. In addition, in 2012, the U.S. Congress enacted the American Taxpayer Relief Act, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If government spending is further reduced, anticipated budgetary shortfalls may also impact the ability of relevant agencies, such as the FDA, to continue to function at current levels, which may impact the ability of relevant agencies to timely review and approve research and development, manufacturing and marketing activities, which may delay our ability to develop, market and sell any product candidates we may develop. Moreover, any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented, or any significant taxes or fees that may be imposed on us, as part of any broader deficit reduction effort or legislative replacement to the BCA, could have an adverse impact on our anticipated product revenues.

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

For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that attempt to implement several of the administration’s proposals. The FDA also released a final rule on September 24, 2020 providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Medicare Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule was delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which was delayed until January 1, 2023. In 2025, HHS began implementation of “Most Favored Nation” drug pricing by setting the Medicare price of single-source brand drugs without generic or biosimilar competition to the lowest price available in wealthy countries with a per capita GDP of at least 60% of that in the United States. On February 3, 2026, Congress enacted the Consolidated Appropriations Act of 2026, which limits the fees charged by pharmacy benefit managers, as well as requiring pharmacy benefit managers to fully pass through manufacturer rebates to a Medicare Part D plan sponsor.

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

Facilities

Our corporate headquarters is located in Herzliya, Israel, where we lease and occupy approximately 2,300 square feet of office space. The current term of our Herzliya lease commenced January 2022 and expires on December 31, 2025 (following the exercise of the first option to extend the lease term) and the monthly lease payments, including utilities, amount to approximately $7,000 and are indexed to the Israeli consumer price index. In December 2025, we exercised our option to extend the term of the lease for an additional two years, in a monthly lease and maintenance amount of $approximately $8,700. In September 2021, we entered into an agreement which provides us access to co-working spaces, including office space in Cambridge, Massachusetts. The lease pursuant to which we can access the co-working spaces is terminable at will by either us or the licensor for any reason upon 30 days’ written notice.

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

Scientific Advisory Board

We maintain a Scientific Advisory Board. The current chair of our Scientific Advisory Board is Professor Jeremy Shefner. The other members of our Scientific Advisory Board are Professor Orla Hardiman, Professor Merit Cudkowicz, Dr. Jinsy Andrews, Dr. Jeffery Rosenfeld and Professor Steven Arnold.

C. Organizational Structure

Not applicable.

D. Property, Plant and Equipment

See “Item 4. Information on the Company—B. Business Overview—Facilities”.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly those in “Item 3. Key Information – D. Risk Factors.” Our discussion and analysis for the year ended December 31, 2024 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on April 7, 2025.

Overview

We are a clinical-stage biotechnology company focused on discovering and developing treatments for people living with neurodegenerative diseases, including ALS, AD and PD. We believe these diseases represent some of the most significant unmet medical needs of our time, with limited effective therapeutic options available. The burden of these diseases on both patients and society is substantial. For example, the average annual cost of ALS alone is $180,000 per patient, and its estimated annual burden on the U.S. healthcare system is greater than $1 billion. Due to the complexity of neurodegenerative diseases, our strategy is utilizing a combined therapeutic approach to target multiple disease-related pathways.

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

We have incurred operating losses in each year since our inception. We incurred net losses of $11.1 million and $10.2 million for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, we had an accumulated deficit of $47.8 million. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates from formulation development through preclinical development and clinical trials, seek regulatory approval and pursue commercialization of any approved product candidate. In addition, we expect that our expenses will increase substantially in connection with our ongoing activities as we:

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

Expenses on research activities is recognized in profit or loss when incurred. Development expenditures, including patent registration costs, are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and we intend to and have sufficient resources to complete development and to use or sell the asset. As of December 31, 2025, no development expenditures have met the recognition criteria and thus we have expensed all of our development expenditures as incurred.

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

We do not believe that it is possible at this time to accurately project total expenses required for us to reach commercialization of our product candidates. Due to the inherently unpredictable nature of preclinical and clinical development, we are unable to estimate with certainty the costs we will incur and the timelines that will be required in the continued development and approval of our product candidates. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. See “Item 3.D Risk Factors—Risks Related to Our Business and Strategy”. In addition, we cannot forecast which product candidates may be subject to future collaborations, if and when such arrangements will be entered into, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

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

Income Taxes

We have yet to generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses totaling approximately $38.164 million as of December 31, 2025. We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Results of Operations

Comparison of the Year Ended December 31, 2025 to the Year Ended December 31, 2024

Our results of operations for the years ended December 31, 2025 and 2024 were as follows:

	For the Years Ended December 31,
(U.S. dollars in thousands except share and per share data)	2025	2024
Statement of Operations:
Research and Development Expenses	(6,227)	(5,698)
General and Administrative Expenses	(4,858)	(4,204)
Operating Loss	(11,085)	(9,902)
Financing Income (expense), net	(40)	(308)
Net Loss and Comprehensive Loss	(11,125)	(10,210)
Basic and Diluted Net Loss per Share	(0.44)	(0.54)
Weighted average number of shares outstanding used in computing basic and diluted net loss per share	25,481,343	18,602,082

Research and Development Expenses

The following table describes the breakdown of our research and development expenses for the indicated periods:

	For the Years Ended December 31,
(U.S. dollars in thousands except share and per share data)	2025	2024
Subcontractors and consultants	$2,744	3,530
Share-based compensation	1,262	193
Salaries and social benefits	2,221	1,975

Total research and development expenses	$6,227	5,698

Our research and development expenses for the years ended December 31, 2025 and 2024 were $6.227 million and $5.698 million, respectively. The increase of $529,000, or 9.3% was mainly attributed to an increase of $1.069 million, or 553.8% in share-based compensation expenses to our employees and service providers offset by a decrease of $786,000, or 22.2% in subcontractor and consulting expenses relating to clinical programs and.

General and Administrative Expenses

The following table describes the breakdown of our general and administrative expenses for the indicated periods:

	For the year ended December 31,
	2025	2024
	U.S. dollars in thousands
Professional services	$2,075	1,998
Share-based compensation	878	364
Salaries and social benefits	931	865
Insurance	289	309
Traveling abroad	219	134
Others	466	534
	$4,858	4,204

Our general and administrative expenses for the years ended December 31, 2025 and 2024 were $4.858 million and $4.204 million, respectively. The increase of $654,000, or 15.6% was primarily attributable to a $514,000, or 141.2% increase in share-based compensation expenses due to grants of options and restricted share units, or RSUs, to our employees, directors, officers and service providers.

Financing Expenses, net

Our financing expenses, net for the year ended December 31, 2025 were $40,000 compared to finance expenses, net of $308,000 for the year ended December 31, 2024. The decrease of $268,000 in finance expense, or 87.0% was primary attributable to a $306,000 decrease in issuance costs recorded in 2024 while none were recorded in 2025.

B. Liquidity and Capital Resources

Overview

Since our inception, we have incurred losses and negative cash flows from our operations. For the year ended December 31, 2025, we incurred a net loss of approximately $11.1 million, while net cash of approximately $7.67 million was used in our operating activities. As of December 31, 2025, we had accumulated deficit of approximately $47.8 million. As of December 31, 2025, our cash and cash equivalents totaled approximately $0.2 million.

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

Through December 31, 2025, we have financed our operations primarily through our initial public offering, public and private offerings of our equity securities, proceeds from the exercise of warrants and options, and crowd funding of equity securities. Total gross invested capital as of December 31, 2025 was approximately $40.3 million, which included issuances of ordinary shares, SAFE agreements, ATM arrangement, options and warrants to purchase ordinary shares.

In August 2024, we entered into a Capital on Demand Sales Agreement, or the 2024 Sales Agreement, with JonesTrading Institutional Services LLC, or JonesTrading. Pursuant to the 2024 Sales Agreement, we may offer and sell our ordinary shares having an aggregate offering price of up to $14,203,914, from time to time through JonesTrading. During the year ended December 31, 2025 and since December 31, 2025 through to the date of this annual report, we have sold 2,967,120 ordinary shares and 1,167,853 ordinary shares, respectively, pursuant to the 2024 Sales Agreement for aggregate gross proceeds of approximately $3.6 million and $0.99 million, respectively.

In October 2024, we entered into a Standby Equity Purchase Agreement, or the SEPA, with YA II PN, LTD., a Cayman Islands exempt limited partnership, or YA. Pursuant to the SEPA, we have the right, but not the obligation, to sell to YA from time to time, each such occurrence, an Advance, up to $30.0 million, or the Commitment Amount, of our ordinary shares, during the 36 months following the execution of the SEPA, subject to the restrictions and satisfaction of the conditions in the SEPA. As of the date of this annual report, we have issued 224,697 ordinary shares to YA as consideration for YA’s irrevocable commitment to purchase our ordinary shares up to the Commitment Amount. During the year ended December 31, 2025, we have sold 246,074 ordinary shares pursuant to the SEPA for aggregate gross proceeds of approximately $0.4 million.

On September 4, 2025, we entered into a securities purchase agreement with single investor pursuant to which we issued and sold in a private placement an aggregate of 333,334 of our ordinary shares at a purchase price of $1.50 per share. Aggregate gross proceeds from the private placement were approximately $0.5 million. The offering closed on September 8, 2025.

Cash flows

The following table summarizes our statement of cash flows for the years ended December 31, 2025 and 2024:

	For the Years Ended December 31,
(U.S. dollars in thousands except share and per share data)	2025	2024
Net cash used in operating activities	$(7,671)	(10,135)
Net cash provided by (used in) investing activities	(8)	1
Net cash provided by financing activities	4,432	10,913
Effects of exchange rate changes on cash and cash equivalents	35	(41)
Increase (decrease) in cash and cash equivalents	$(3,212)	738

Net cash used in operating activities

Net cash used in operating activities was $7.671 million and $10.135 million for the years ended December 31, 2025 and 2024, respectively. The $2.464 million decrease was mainly attributable to the clinical study activity that ended at the end of 2024.

Net cash provided by (used in) investing activities

Net cash provided by (used in) investing activities was $(8,000) and $1,000 for the years ended December 31, 2025 and 2024, respectively. The increase in net cash used in investing activity was due to higher purchase of property and equipment.

Net cash provided by financing activities

Net cash provided by financing activities was $4.432 million and $10.913 million for the years ended December 31, 2025 and 2024, respectively. The $6.481 million decrease was mainly attributed to lower proceeds from issuance of shares, net.

Funding Requirements

Since our inception, almost all of our resources have been dedicated to the preclinical and clinical development of our lead product candidate, PrimeC. As of December 31, 2025, we had cash and cash equivalents of $0.2 million. We are funding our ongoing activities by selling our ordinary shares through the 2024 Sales Agreement in accordance with our operational needs. We believe that our existing cash and cash equivalents will not be sufficient to fund the Company’s operations for a period of at least 12 months from the date of approval of our consolidated financial statements, and our ability to maintain our operations is dependent on the continuation of such sales or raising additional funds.

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

Contractual Obligations and Commitments

As of December 31, 2025, we did not have any material contractual obligation and commitments, except for lease agreements with respect to offices. In December 2021, we entered into an office space lease agreement in Herzilya, Israel (which commenced on January 1, 2022). Monthly rent payments including utilities amount to approximately $7,000 and indexed to CPI. The lease period was for 24 months with an option to extend the lease period for additional two periods of 24 months each. We exercised the first period option, and in December 2025 we exercised the second option for an additional lease period.

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

On August 16, 2024, we entered into the 2024 Sales Agreement with JonesTrading. Pursuant to the 2024 Sales Agreement, we may offer and sell our ordinary shares having an aggregate offering price of up to $14,203,914, from time to time through JonesTrading. JonesTrading will receive a commission equal to 3.0% of the gross proceeds from the sale of the ordinary shares and will be reimbursed for certain specified expenses in connection with entering into the Sales Agreement. During the year ended December 31, 2025 and since December 31, 2025 through to the date of this annual report, we have sold 2,967,120 ordinary shares and 1,167,853 ordinary shares, respectively, pursuant to the 2024 Sales Agreement for aggregate gross proceeds of approximately $3.6 million and $0.99 million, respectively.

On October 31, 2024, we entered into the SEPA with YA. Pursuant to the SEPA, we have the right, but not the obligation, to sell to YA from time to time up to $30.0 million of our ordinary shares, during the 36 months following the execution of the SEPA, subject to the restrictions and satisfaction of the conditions in the SEPA. At our option, the ordinary shares would be purchased by YA from time to time at a price equal to 97% of the lowest of the three daily VWAPs (as hereinafter defined) during a three consecutive trading day period commencing on the date that we, subject to certain limitations, deliver a notice to YA that we are committing YA to purchase such ordinary shares, or the Advance Shares. We may also specify a certain minimum acceptable price per share in each Advance. “VWAP” means, for any trading day, the daily volume weighted average price of our ordinary shares for such trading day on the Nasdaq Stock Market during regular trading hours as reported by Bloomberg L.P. As consideration for YA irrevocable commitment to purchase our ordinary shares up to the Commitment Amount, we agreed to issue 224,697 ordinary shares to YA and also paid a $25,000 structuring fee to an affiliate of YA. As of the date of this annual report, we have issued 224,697 ordinary shares to YA as consideration for YA’s irrevocable commitment to purchase our ordinary shares up to the Commitment Amount. During the year ended December 31, 2025, we have sold 246,074 ordinary shares pursuant to the SEPA for aggregate gross proceeds of approximately $0.4 million.

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

On September 4, 2025, we entered into a securities purchase agreement with single investor pursuant to which we issued and sold in a private placement an aggregate of 333,334 of our ordinary shares at a purchase price of $1.50 per share. Aggregate gross proceeds from the private placement were approximately $0.5 million, before deducting offering expenses. The offering closed on September 8, 2025.

C. Research and Development, Patents and Licenses

For a description of our research and development programs and the amounts that we have incurred over the last three years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Research and Development Expenses.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused that disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Policies and Use of Estimates

We describe our material accounting policies and estimates in Note 2 to our annual consolidated financial statements contained elsewhere in this annual report. We believe that these accounting policies and estimates are critical in order to fully understand and evaluate our financial condition and results of operations.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information concerning our directors and senior management, including their ages, as of the date of this annual report:

Name	Position	Age
Executive Management
Alon Ben-Noon	Chief Executive Officer, Director	46
Or Eisenberg	Chief Financial Officer	44
Dr. Ferenc Tracik	Chief Medical Officer	62
Dr. Niva Russek-Blum	Chief Technology Officer	50
Hagit Binder	Chief Operating Officer	47
Non-Executive Directors
Mark Leuchtenberger *	Chair of the Board of Directors	69
Cary Claiborne (1) (2) *	Independent Director	65
Christine Pellizzari (1) (2) *	Independent Director	58
Roy Golan (1) *	Independent Director	52
Dr. Revital Mandil-Levin (2)	Independent Director	51

(1)	Member of audit committee

(2)	Member of compensation committee

*	Independent director under Nasdaq rules

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

Mark Leuchtenberger, Chair of the Board of Directors.

Mr. Leuchtenberger has served as the chair of our Board of Directors since October 1, 2021. He recently served as CEO of next generation vaccine developer Spy Biotech Ltd and Executive Chairman for Aleta Biotherapeutics and previously as CEO of Brooklyn ImmunoTherapeutics and Chairman, President and CEO of IRX Therapeutics. He has over 20 years of experience as a CEO in the biopharmaceutical industry and has led companies through private financings and initial public offerings, taken products from research to IND and through to commercialization, and achieved M&A exits. Leuchtenberger was President and Chief Executive Officer and a member of the Board of Directors at Chiasma (NASDAQ: CHMA), Acusphere, Inc., Rib-X Pharmaceuticals, Inc. (now Melinta Therapeutics, Inc.), Targanta Therapeutics Corporation and Therion Biologics Corporation. Prior to Therion, he was a senior officer at Biogen Inc., where he led the late-stage development of the company’s flagship product Avonex and its commercialization in North America and internationally in 65 countries. He is a past director and chairman of the Massachusetts Biotechnology Council Board of Directors, was a cofounder of Albor Biologics, Inc. and Alvos Therapeutics, Inc. He received his MBA from the Yale School of Management and his BA from Wake Forest University.

Cary Claiborne, Director.

Mr. Claiborne became a member of our board of directors immediately prior to the closing of our initial public offering. Mr. Claiborne has served as the Chief Executive Officer since August 2022, Chief Operating Officer from December 2021 to August 2022 and a director since November 2021 for Adial Pharmaceuticals Inc. a public biopharmaceutical company. From July 2022 until July 2025, Mr. Claiborne served on the board of directors of LadRx Corporation a biopharmaceutical company focused on discovering and developing new cancer therapeutics, where he also served as Chairman of the compensation committee and member of the audit committee. Prior to joining Adial, Mr. Claiborne served as the CEO of Prosperity Capital Management, LLC, a US based Private Investment and Advisory firm that he founded. From 2014 until 2017, Mr. Claiborne served as the Chief Financial Officer and board member of Indivior PLC, a public global commercial stage pharmaceutical company. Mr. Claiborne was also on the Board of Directors of New Generation Biofuels Inc. and MedicAlert Foundation, where he also served as the chair of the audit and finance committees. From 2011 to 2014, Mr. Claiborne was the Chief Financial Officer of Sucampo Pharmaceuticals Inc., a public global biopharmaceutical company focused on drug discovery, development, and commercialization. Mr. Claiborne graduated from Rutgers University with a B.A. in Business Administration. He also holds an M.B.A from Villanova University and was previously a NACD Governance Fellow.

Christine Pellizzari, Director.

Ms. Pellizzari became a member of our board of directors immediately prior to the closing of our initial public offering. Ms. Pellizzari has served as the Chief Legal Officer of Cleerly, Inc. since September 2025. Prior to joining Cleerly, Inc., Ms. Pellizzari served as the Chief Legal Officer and Human Resource Officer of Science 37 from July 2021 until May 2024. Ms. Pellizzari previously served as General Counsel and Corporate Secretary of Insmed, Inc., a public biotech company focused on serious and rare diseases, from 2013 to 2018 and as Chief Legal Officer from 2018 to 2021. She also currently serves on the board of directors of Tempest Therapeutics, Inc. a public clinical-stage oncology company, and Imunon, Inc., a public a clinical-stage development company focused on DNA mediated immunotherapy. Prior to Insmed, Christine held various legal positions of increasing responsibility at Aegerion Pharmaceuticals, Inc., most recently as Executive Senior Vice President, General Counsel and Secretary. Prior to Aegerion, she served as Senior Vice President, General Counsel and Secretary of Dendrite International, Inc. Christine joined Dendrite from the law firm of Wilentz, Goldman & Spitzer, where she specialized in health care transactions and related regulatory matters. She has nearly three decades of relevant experience, including having served for over 25 years as CLO and General Counsel of publicly traded companies in biopharmaceutical and related industries. Christine earned her B.A. in Legal Studies from the University of Massachusetts, Amherst and J.D. from the University of Colorado School of Law.

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

B. Compensation

The aggregate compensation, including share-based compensation, paid by us to our executive officers and directors for the year ended December 31, 2025 was approximately $3.787 thousand. This amount includes accruals to provide pension, severance, retirement or similar benefits or expenses, bonuses based on goals achieved as of December 31, 2025, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

Below is an outline of compensation granted or paid to our executive officers during the year ended December 31, 2025. The value of equity compensation is determined based on accounting rules that involve certain assumptions and key variables, as discussed in Note 10 of our consolidated financial statements. Additionally, as each of our executives received an inaugural equity award in connection with our IPO, the accounting valuation of equity compensation for 2025 is not necessarily representative of our compensation practices for the future. Social benefits provided to management consist of payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds, vacation pay, and recuperation pay as mandated by Israeli law.

During the year ended December 31, 2025, we paid a base salary or other payments including social benefits of $392,000 to Mr. Ben-Noon and equity compensation valued at $0, for a total of $392,000. Mr. Ben-Noon does not receive extra compensation for his service as a member of the board of directors. In addition, we accrued expenses in the amount of $271,000 for a bonus accrual.

During the year ended December 31, 2025, we paid a base salary including social benefits of $273,000 to Mr. Eisenberg and equity compensation valued at $534,000, for a total of $807,000 thousand. From the commencement of his employment until our IPO, Mr. Eisenberg agreed to the minimum monthly salary allowed by Israeli law. In addition, we accrued expenses in the amount of $95,000 for a bonus accrual.

During the year ended December 31, 2025, we paid a base salary and other costs related to employment with the Company of $447,000 to Dr. Tracik and an equity compensation valued at $399,000 for a total of $846,000. In addition, we accrued expenses in the amount of $120,000 for a bonus accrual.

During the year ended December 31, 2025, we paid a base salary and other costs related to employment with the Company of $201,000 thousand to Dr. Russek-Blum and an equity compensation valued at $179,000 thousand for a total of $380,000. In addition, we accrued expenses in the amount of $34,000 for a bonus accrual.

During the year ended December 31, 2025, we paid a base salary and other costs related to employment with the Company of $222,000 thousand to Ms. Binder and an equity compensation valued at $258,000 thousand for a total of $400,000. In addition, we accrued expenses in the amount of $39,000 thousand for a bonus accrual.

As of December 31, 2025, (i) 20,000 RSUs and (ii) 609,000 options to purchase 609,000 ordinary shares at a weighted average exercise price of $2.48, granted to our executive officers and directors were outstanding under our 2018 Share Incentive Plan, or the 2018 Plan. Each option will expire ten years from the date of the grant thereof.

We pay our chair of our Board of Directors an annual retainer of $80,000 and to each of our non-employee directors an annual retainer of $40,000 plus applicable VAT, with an additional annual payment for service on board committees as follows: $15,000 plus applicable VAT for the chairperson of any board committee (such additional payment for only one committee chair) and an additional amount of $10,000 plus VAT for membership on any board committee (such additional payment for up to two committees, provided that if a director is serving as chair of one committee and member of one or more other committees, such director would receive one payment as committee chair and one payment as committee member). In addition, each non-employee director serving at the time of our initial public offering was granted options to acquire 72,000 ordinary shares, one-third of which vested one year from the grant date of March 10, 2022 and the remainder vested quarterly and became fully vested three years from the grant date at an exercise price equal to the closing price per share on Nasdaq on the closing date of our initial public offering which was $1.43 per share (and in the case of external directors, at the closing price per share on the date of the shareholder meeting at which their appointment as external directors was ratified), subject to such director’s continued service through such date. Our chair of our Board of Directors was granted options to acquire 192,000 ordinary shares at an exercise price of $3.51 per share, which vested in equal quarterly increments over four years as of October 1, 2021.

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

On May 30, 2023, at our annual general meeting of shareholders, our shareholders approved the grant of 24,000 RSUs to each of Ms. Pellizzari, Ms. Claiborne, Ms. Caren Deardorf (former member of the board of directors in June 2024) and Ms. Mandil-Levin and the grant of 64,000 RSUs to Mr. Leuchtenberger. The RSUs vest on the one year anniversary of the approval of our board of directors of the grant, which was May 20, 2023.

On June 27, 2024, at our annual general meeting of shareholders, our shareholders approved the grant of 24,000 RSUs to each of Ms. Pellizzari, Ms. Claiborne, Mr. Golan and Ms. Mandil-Levin and the grant of 64,000 RSUs to Mr. Leuchtenberger. The RSUs vest on the one year anniversary of the approval of the date of the annual general meeting of shareholders, which will be June 27, 2025. In addition, our shareholders approved the acceleration of 18,000 unvested options that were previously granted to Ms. Deardorf in December 2021.

On October 16, 2025 we issued 1,451,179 restricted shares to officers. The shares are restricted for sale for 18 months following vesting. The restricted shares vest quarterly over a two-year period, and with full acceleration upon the Company obtaining IND clearance from the FDA, which was expected to occur in 2025. The vesting terms were amended on November 19, 2025 such that 75% will vest on April 16, 2027 and 25% will vest on the second anniversary of the vesting commencement date with full acceleration upon Pre-NDS meeting with Health Canada. No incremental compensation cost resulted from the modifications.

On December 30, 2025, at our special meeting of shareholders, our shareholders approved the grant of 60,000 restricted ordinary shares to each of Ms. Pellizzari, Ms. Claiborne, Mr. Golan and Ms. Mandil-Levin and the grant of 75,000 restricted ordinary shares to Mr. Leuchtenberger. The restricted shares vest on the one year anniversary of the date of the special meeting of shareholders approving the grant and accelerate upon the occurrence of a pre-New Drug Submission meeting with Health Canada, or the Health Canada Meeting.

In addition, on December 30, 2025, at our special meeting of shareholders, our shareholders approved the issuance of 99,898 restricted ordinary shares to each of Ms. Pellizzari and Ms. Claiborne, 76,844 restricted ordinary shares to each of Mr. Golan and Ms. Mandil-Levin and 122,951 restricted ordinary shares to Mr. Leuchtenberger in lieu of cash fees not paid to such directors for the fourth quarter of 2024 and for all of 2025. The restricted shares vest on the thirteenth (13th) anniversary of the date of the special meeting of shareholders approving the grant and accelerate upon the occurrence of the Health Canada Meeting.

In addition, at our special meeting of shareholders, our shareholders also approved the issuance of restricted ordinary shares to Mr. Ben-Noon in lieu of cash bonuses not paid to Mr. Ben-Noon for 2022, 2023 and 2024 that were in the aggregate amount of approximately $930,000. The number of ordinary shares was calculated based on a value of $1.22 per one ordinary share for the years 2022 and 2024 and $1.27 per one ordinary share for the year 2023, the closing price of the ordinary shares on the date of approval by the Board of such grant, with the value of the restricted shares calculated to be 150% of the cash amount due as a result of the fluctuating market limits price of the ordinary shares, the fact that the restricted ordinary shares will only vest in the future and the potential on Mr. Ben-Noon’s ability to sell the ordinary shares thereafter. In addition, the shareholders approved the grant of an additional 106,967 restricted shares to adjust for the increase in the number of our ordinary shares over the last few years. The restricted shares vest seventy five (75%) percent after eighteen (18) months and twenty five (25%) after two years, commencing on the date of the Board approval of the applicable grant, with full acceleration upon the occurrence of the Health Canada Meeting.

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

C. Board Practices

Board of Directors

Under the Companies Law and our amended and restated articles of association, our business and affairs will be managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our chief executive officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our chief executive officer is appointed by, and serves at the discretion of, our board of directors, subject to the agreed upon employment terms approved by our shareholders. All other executive officers are appointed by the chief executive officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them. Under our amended and restated articles of association, other than external directors, for whom special election requirements apply under the Companies Law, the number of directors on our board of directors will be no less than five and no more than nine directors divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2023 and after, each year the term of office of only one class of directors will expire. Our directors who are not external directors will be divided among the three classes as follows:

●	the Class I directors are Roy Golan, and Christine Pellizzari, and their terms will expire at our annual meeting of shareholders to be held in 2026;

●	the Class II directors are Alon Ben-Noon and Mark Leuchtenberger, and their term will expire at our annual meeting of shareholders to be held in 2027; and

●	the Class III directors are Dr. Revital Mandil-Levin, and Cary Claiborne, and their terms will expire at our annual general meeting of shareholders to be held in 2028.

See “ – External Directors” below for a description of the adoption by the Company of the corporate governance exemptions set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000 (“Relief Regulation”), including with respect to external directors

Our directors, aside from our external directors, are appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders, provided that (i) in the event of a contested election, the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting shall be determined by our board of directors in its discretion, and (ii) in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors. Each director, aside from our external directors, will hold office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed from office as described below.

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

Pursuant to the Relief Regulation, the board of directors of a public company whose shares are listed on certain non-Israeli stock exchanges, including Nasdaq, that do not have a controlling shareholder (as such term is defined in the Israeli Companies Law) may, subject to certain conditions, elect to “opt-out” of the requirements of the Israeli Companies Law regarding the election of external directors and to the composition of the audit committee and compensation committee, provided that the company complies with the requirements as to director independence and audit committee and compensation committee composition applicable to companies that are incorporated in the jurisdiction in which its stock exchange is located. Our board of directors resolved to adopt the corporate governance exemptions set forth in the Relief Regulation, and in accordance with such resolution, we intend to comply with the Nasdaq Listing Rules in connection with a majority of independent directors on the board of directors and in connection with the composition of each of the audit committee and the compensation committee, in lieu of such requirements of the Israeli Companies Law.

The foregoing exemptions will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Israeli Companies Law), (ii) our shares are traded on a U.S. stock exchange, including Nasdaq, and (iii) we comply with the Nasdaq rules applicable to domestic U.S. companies. If in the future we were to have a controlling shareholder, we would again be required to comply with the requirements relating to external directors and composition of the audit committee and compensation committee.

Under the Israeli Companies Law, the term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, the term “controlling shareholder” also includes any shareholder that holds 25% or more of the voting rights of the company if no other shareholder holds more than 50% of the voting rights in the company.

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

D. Employees

As of December 31, 2025, we had sixteen full and part time employees and several part-time consultants, most of whom work at our headquarters in Herzliya, Israel and the rest of whom work in Zurich, Switzerland and Cambridge, Massachusetts and New Jersey, USA.

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

Shares Available for Grant. As of December 31, 2025, there were 179,670 ordinary shares available for issuance under the 2018 Plan. The number of shares reserved for issuance is subject to an annual increase to be added as of the first day of the Company’s fiscal year, equal to 4% of the total number of shares issued and outstanding on a fully-diluted basis as of the end of the immediately preceding fiscal year (or such lesser number of shares, including no shares, determined by the Board in its sole discretion). Ordinary shares subject to options granted under the 2018 Plan that expire or forfeited or otherwise terminated without having been exercised in full will become available again for future grant under the 2018 Plan. On October 31, 2021, our Board approved an amendment to the 2018 Plan to increase the number of shares reserved under this plan to 1,151,130. On March 31, 2025, our Board approved an amendment to the 2018 Plan to increase the number of shares reserved under this plan to 4,117,863.

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

There was no erroneously awarded compensation that was required to be recovered pursuant to the NeuroSense Therapeutics Ltd. Compensation Clawback Policy during the fiscal year ended December 31, 2025.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table presents information relating to the beneficial ownership of our ordinary shares as of March 28, 2026, for:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;

●	each of our executive officers and directors; and

●	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of the date of this annual report to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 35,349,813 ordinary shares outstanding as of March 28, 2026.

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

Shareholder	Number	Percent
5% Shareholders
Alon Ben-Noon(1)	4,284,233	12.50%
Rimon Gold Assets Ltd. (2)	3,301,018	9.33%

Executive Officers and Directors
Alon Ben-Noon(1)	4,284,233	12.50%
Or Eisenberg(3)	1,341,716	3.78%
Dr. Ferenc Tracik(4)	792,296	1.81%
Dr. Niva Russek-Blum(5)	504,500	*
Hagit Binder(6)	544,970	*
Mark Leuchtenberger(7)	517,951	*
Cary Claiborne(8)	279,898	*
Roy Golan(9)	160,844	-
Christine Pellizzari(10)	279,898	*
Revital Mandil-Levin(11)	261,370	*
All executive officers and directors, as a group (10 persons)	8,967,676	24.73%

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)	Consists of 4,177,567 ordinary shares and warrants to purchase 106,666 ordinary shares that are exercisable within 60 days of March 28, 2026.

(2)	Based upon information received by the shareholder. Does not include 7,920,000 ordinary shares issuable upon exercise of warrants. The warrants are subject to a beneficial ownership limitation of 9.99%, which such limitation restricts holder from exercising that portion of the pre-funded warrants and warrants that would result in the holder and its affiliates owning, after exercise, a number of ordinary shares in excess of the beneficial ownership limitation. Rimon Gold Assets Ltd. (“Rimon Gold”), an Israeli private company, is wholly owned by the Goldfinger Trust (the “Trust”), a trust organized under the laws of Jersey. Mr. Abir Raveh serves as Trustee of the Trust and as the sole director and executive officer of Rimon Gold. Yair Goldfinger is the sole beneficiary of the Trust. The principal business office of each of Rimon Gold and the Goldfinger Trust is 32A Habarzel, Tel Aviv, Israel. The address of Mr. Raveh is 32 Brenner St. Herzelia, Israel.

(3)	Consists of 1,254,050 ordinary shares and options to purchase 21,000 ordinary shares and warrants to purchase 66,666 ordinary shares that are exercisable within 60 days of March 28, 2026.

(4)	Consists of 617,629 ordinary shares and options to purchase 108,000 ordinary shares and warrants to purchase 66,667 ordinary shares that are exercisable within 60 days of March 28, 2026.

(5)	Consists of 458,500 ordinary shares, options to purchase 36,000 ordinary shares that are exercisable within 60 days of March 28, 2026, and 10,000 ordinary shares issuable upon vesting of outstanding RSUs that vest within 60 days of March 28, 2026.

(6)	Consists of 498,970 ordinary shares, options to purchase 36,000 ordinary shares that are exercisable within 60 days of March 28, 2026, and 10,000 ordinary shares issuable upon vesting of outstanding RSUs that will vest within 60 days of March 28, 2026.

(7)	Consists of 325,951 ordinary shares and options to purchase 192,000 ordinary shares that are exercisable within 60 days of March 28, 2026.

(8)	Consists of 207,898 ordinary shares and options to purchase 72,000 ordinary shares that are exercisable within 60 days of March 28, 2026.

(9)	Consists of 160,844 ordinary shares.

(10)	Consists of 207,898 ordinary shares and options to purchase 72,000 ordinary shares that are exercisable within 60 days of March 28, 2026.

(11)	Consists of 189,370 ordinary shares and options to purchase 72,000 ordinary shares that are exercisable within 60 days of March 28, 2026.

Significant Changes in the Ownership of Major Shareholders

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this annual report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2023.

Holdings by U.S. Shareholders

As  of March 27, 2026, there were 1,343 holders of record of our ordinary shares, out of which 14 holders of record had a registered address in the United States. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as 75.04% of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

B. Related Party Transactions

Agreements with Directors and Officers

Employment Agreements

We have entered into employment agreements with each of our executive officers. See “Item 6B. Directors, Senior Management and Employees — Compensation.”

Options, RSUs and Restricted Shares

We have granted, from time to time, options to purchase our ordinary shares, restricted ordinary shares and RSUs to our executive officers and directors. We describe our share incentive plan under “Item 6.E. Directors, Senior Management and Employees—Share Ownership—2018 Share Incentive Plan.”

Exculpation, Insurance and Indemnification

Our amended and restated articles of association permit us to exculpate, indemnify and insure certain of our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with our office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, to the extent that these liabilities are not covered by insurance. See “Item 6. C — Directors, Senior Management and Employees — Board Practices — Exculpation, Insurance and Indemnification of Directors and Officers.”

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

B. Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2025.

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

On March 30, 2026, the last reported closing price of our Ordinary Shares on The Nasdaq Capital Market was $0.731 per share.

On March 30, 2026, the last reported closing price of our Warrants on The Nasdaq Capital Market was $0.208 per warrant.

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

B. Memorandum and Articles of Association

General

Our authorized share capital consists of 200,000,000 ordinary shares, no par value per share.

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

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect our directors, subject to the special approval requirements for external directors.

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

Capital Gains Taxes Applicable to Israeli Resident Securityholders

An Israeli resident corporation who derives capital gains from the sale of shares or warrants in an Israeli resident company will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate (currently of 23%). An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual securityholder is claiming deduction of interest expenditures or he is a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (at a rate of up to 47% in 2026 (not including Surtax as discussed below)). Certain Israeli institutions who are exempt from tax under section 9(2) or section 129(C)(a)(1) of the Ordinance (such as exempt trust funds and pension funds) may be exempt from capital gains tax from the sale of the securities.

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

Certain Material United States Federal Income Tax Considerations

The following discussion describes certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of ordinary shares and Warrants by a U.S. Holder (as defined below) and holds them as a capital asset. This discussion is based on the tax laws of the United States, including the Code, the United States Department of the Treasury, or Treasury, regulations promulgated or proposed thereunder, administrative and judicial interpretations thereof, and the United States-Israel income tax treaty, all as in effect on the date hereof. These tax laws are subject to change, possibly with retroactive effect, and subject to differing interpretations that could affect the tax consequences described herein. This discussion does not address the tax consequences to a U.S. Holder under the laws of any state, local or foreign taxing jurisdiction.

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

Exercise or Expiration of Warrants

In general, a U.S. Holder will not recognize gain or loss for U.S. federal income tax purposes upon exercise of a Warrant. A U.S. Holder will take a tax basis in the ordinary shares acquired on the exercise of a Warrant equal to the exercise price of the Warrant, increased by such U.S. Holder’s adjusted tax basis in the Warrant exercised. Subject to the PFIC rules discussed below, such U.S. Holder’s holding period in the ordinary shares acquired on exercise of the Warrant will begin on the date of exercise of the Warrant and will not include any period for which such U.S. Holder held the Warrant.

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

A U.S. Holder must include any Israeli tax withheld from the dividend payment in the gross amount of the dividend even though the U.S. Holder does not in fact receive it. The dividend is taxable to the U.S. Holder when the U.S. Holder of ordinary shares receives the dividend, actually or constructively. Because we are not a United States corporation, the dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in a U.S. Holder’s income will be the U.S. dollar value of the NIS payments made, determined at the spot NIS/U.S. dollar rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

To the extent a distribution with respect to our ordinary shares exceeds our current or accumulated earnings and profits, as determined under United States federal income tax principles, the distribution will be treated, first, as a tax-free return of the U.S. Holder’s investment, up to the U.S. Holder’s adjusted tax basis in its ordinary shares, and, thereafter, as capital gain, which is subject to the tax treatment described below in”—Gain on Sale, Exchange or Other Taxable Disposition of our Ordinary Shares or Warrants.” We do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

Excess Distribution Rules

If we were a PFIC with respect to a U.S. Holder, then unless the U.S. Holder makes one of the elections described below, a special tax regime would apply to the U.S. Holder with respect to (a) any “excess distribution” (generally, aggregate distributions in any year that are greater than 125% of the average annual distribution received by the U.S. Holder in the shorter of the three preceding years or the U. S. Holder’s holding period for the ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares or Warrants. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions would not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Dividends.” For ordinary shares acquired pursuant to the exercise of Warrants, a U.S. Holder’s holding period will for this purpose include the holding period of such Warrants.

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

QEF Election

If we were a PFIC, the rules above would not apply to a U.S. Holder that makes an election to treat our ordinary shares as stock of a QEF. A U.S. Holder that makes a QEF election is required to include in income its pro rata share of our ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. Holder makes a QEF election generally by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), or IRS Form 8621, to a timely filed United States federal income tax return for the year beginning with which the QEF election is to be effective (taking into account any extensions). A QEF election can be revoked only with the consent of the IRS. In order for a U.S. Holder to make a valid QEF election, we must annually provide or make available to the U.S. Holder certain information. While we intend to provide to U.S. Holders the information required to make a valid QEF election, upon request, we cannot provide any assurances that we will have timely knowledge of our status as a PFIC, or that the information that we provide will be adequate to allow U.S. Holders to make a QEF election. A QEF election is not available for Warrants regardless of whether we provide such information.

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

Certain Information Reporting with Respect to Foreign Financial Assets

Certain U.S. Holders may be required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, reporting transfers of cash or other property to us and information relating to the U.S. Holder and us. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. See also the discussion regarding Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, above.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act, related to the furnishing and content of proxy statements. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act”, which was signed into law on December 18, 2025, requires directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we are not required under the Exchange Act, to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to comply with the informational requirements of the Exchange Act, and, accordingly, file current reports on Form 6-K, annual reports on Form 20-F and other information with the SEC.

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

Foreign Currency Exchange Risk

The U.S. dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in NIS. As a result, we are exposed to the risk that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation, if any, of the NIS against the dollar. For example, the dollar strengthened against the NIS in 2023, 2024 and 2025 by 3.0%, 0.55% and (12.53)% respectively. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In December 2021, we completed our initial public offering and issued 2,000,000 units, each consisting of one ordinary share and a warrant representing the right to purchase one ordinary share with an exercise price of $6.00 per share, at an initial public offering price of $6.00 per unit. In addition, the underwriter partially exercised its overallotment option and purchased an additional 300,000 warrants, each representing the right to purchase one ordinary share. We received net proceeds of approximately $9.9 million (“IPO proceeds”), after deducting underwriting discounts and commissions and estimated offering expenses. In March 2022, we received proceeds of $3.87 million from the exercise of 645,000 Warrants at an exercise price per share of $6.00.

We used a portion of our IPO proceeds through December 31, 2025 to advance the clinical development of our lead product candidate, for preclinical research and development and for working capital and general corporate purposes. Other than director fees to directors and compensation to Alon-Ben Noon for his services as the Company’s chief executive officer, none of the net proceeds of our offering have been paid directly or indirectly to any of our directors or executive officers, to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed and filed with the SEC is recorded, processed, summarized and reported timely within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within the company to disclose information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide assurance of achieving the desired control objectives. Based on our evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report are effective.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment and this framework, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025.

(c) Attestation Report of Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to our status as an emerging growth company and, accordingly, are exempt from the requirement to provide such a report

(d) Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2025 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the aggregate fees billed by our independent registered public accounting firm Somekh Chaikin, a member firm of KPMG International, Tel Aviv, Israel, PCAOB ID 1057 for professional services.

	Year Ended December 31,
Services Rendered	2025	2024
	(U.S. dollars in thousands)
Audit Fees (1)	135	238
Audit Related Fees	-	-
Tax Fees (2)	30.1	11
All Other Fees	-	-
Total	165.1	249

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements, and fees relating to regulatory filings including review of registration statements. (2) Tax fees are the aggregate fees for professional services rendered during the period for tax compliance and tax advice other than in connection with the audit.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act”, which was signed into law on December 18, 2025, requires directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information, although we have voluntarily adopted a corporate disclosure policy substantially similar to Regulation FD

As a foreign private issuer whose shares are listed on The Nasdaq Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of The Nasdaq Capital Market. We are permitted to comply with Israeli corporate governance practices instead of the Nasdaq corporate governance rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. Pursuant to this “home country practice exemption” with respect to the following:

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

The audit committee of the Board of Directors is responsible for oversight of risks from cybersecurity threats in conjunction with management. The Board receives reports and updates from management with respect to the management of risks from cybersecurity threats. Such reports cover the Company’s information technology security program, including its current status, capabilities, objectives and plans, as well as the evolving cybersecurity threat landscape. The Board takes into consideration such reports and updates into its overall risk assessment of the Company. The level of each risk would be determined by considering the impact of the risk itself and the likelihood of the risk materializing and high scoring risks are actioned upon. The Company’s risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the company’s objectives as well as specific risks related to a compromise to the security of data. See “Item 3.D Risk Factors—Risks Related to Our Business and Strategy—Our internal computer systems, or those of our CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a disruption of our drug development programs.”

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit no.	Exhibit
1.1*	Amended and Restated Articles of Association
2.1*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
4.2	2018 Share Incentive Plan (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 20-F, filed with the SEC on April 7, 2025)
4.3	Compensation Policy (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
4.4	Form of Share Purchase Agreement (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
4.5	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
4.6	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
4.7	Form of Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
4.8	Form of Warrant Agency Agreement between American Stock Transfer & Trust Company. LLC and NeuroSense Therapeutics Ltd. (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form F-1/A, filed with the SEC on December 6, 2021)
4.9	Sales Agreement, dated April 14, 2023, by and between NeuroSense Therapeutics Ltd. and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K filed with the SEC on April 14, 2023)
4.10	Placement Agent Agreement, dated as of June 22, 2023, by and between NeuroSense Therapeutics Ltd. and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 1.1 to the Registrant’s Report on Form 6-K filed with the SEC on June 23, 2023)
4.11	Form of Securities Purchase Agreement, dated as of June 22, 2023, by and between NeuroSense Therapeutics Ltd. and the purchaser identified on the signature page thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K filed with the SEC on June 23, 2023)
4.12	Form of Ordinary Warrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Report on Form 6-K filed with the SEC on June 23, 2023)
4.13	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 to the Registrants Report on Form 6-K filed with the SEC on June 23, 2023)
4.14	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Report on Form 6-K filed with the SEC on April 12, 2024)
4.15	Placement Agent Agreement, dated as of April 10, 2024, by and between NeuroSense Therapeutics Ltd. and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K filed with the SEC on April 12, 2024)
4.16	Form of Securities Purchase Agreement, dated as of April 10, 2024, by and between NeuroSense Therapeutics Ltd. and the purchaser identified on the signature page thereto (incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 6-K filed with the SEC on April 12, 2024)
4.17	Form of Ordinary Warrant (incorporated by reference to Exhibit 10.3 to the Registrant’s Report on Form 6-K filed with the SEC on April 12, 2024)
4.18	Form of Securities Purchase Agreement, dated as of August 6, 2024, by and between NeuroSense Therapeutics Ltd. and the purchaser identified on the signature page thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K filed with the SEC on August 7, 2024)

4.19	Form of Warrant (incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 6-K filed with the SEC on August 7, 2024)
4.20	Capital on Demand™ Sales Agreement, dated August 16, 2024, by and between NeuroSense Therapeutics Ltd. and JonesTrading Institutional Services LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K filed with the SEC on August 16, 2024)
4.21	Standby Equity Purchase Agreement dated October 31, 2024, by and between NeuroSense Therapeutics Ltd. and YA II PN, LTD. (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K filed with the SEC on October 31, 2024)
4.22	Form of Securities Purchase Agreement, dated as of December 2, 2024, by and between NeuroSense Therapeutics Ltd. and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K filed with the SEC on December 2, 2024)
4.23	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 6-K filed with the SEC on December 2, 2024)
4.24	Form of Ordinary Warrant (incorporated by reference to Exhibit 10.3 to the Registrant’s Report on Form 6-K filed with the SEC on December 2, 2024)
4.25	Form of Securities Purchase Agreement, dated as of September 4, 2025, by and between NeuroSense Therapeutics Ltd. and the purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K filed with the SEC on September 4, 2025)
8.1	List of Subsidiaries of NeuroSense Therapeutics Ltd. (incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F, filed with the SEC on April 4, 2024)
11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F, filed with the SEC on April 7, 2025)
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350
15.1*	Consent of Somekh Chaikin (Member firm of KPMG International), Independent Registered Public Accounting Firm
97.1+	Clawback Policy (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F, filed with the SEC on April 4, 2024)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

+	Management contract or compensatory plan or arrangement.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NeuroSense Therapeutics LTD.

By:	/s/ Alon Ben-Noon
	Name:	Alon Ben-Noon
	Title:	Chief Executive Officer

By:	/s/ Or Eisenberg
	Name:	Or Eisenberg
	Title:	Chief Financial Officer

Date: March 31, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
NeuroSense Therapeutics Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of NeuroSense Therapeutics Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B to the consolidated financial statements, the Company’s recurring losses, equity deficit, negative working capital and negative cash flows from operating activities and its expectation to incur significant additional losses raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1B. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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
Tel Aviv, Israel
March 31, 2026

NeuroSense Therapeutics Ltd.
Consolidated Statements of Financial Position
(U.S. dollars in thousands, except share and per share data)

		As of December 31,
	Note	2025	2024
Assets
Current assets:
Cash and cash equivalents	3	$166	$3,378
Other receivables	4	565	989
Restricted deposits	2G	47	35
Total current assets		778	4,402

Non-current assets:
Property and equipment, net	5	58	66
Right of use assets	6	170	84
Restricted deposit	2G	22	23
Total non-current assets		250	173
Total assets		$1,028	$4,575

Liabilities and shareholders’ equity
Current liabilities:
Trade payables		$799	$1,160
Other current liabilities (*)	7	1,717	832
Total current liabilities		2,516	1,992

Non-current liabilities:
Lease liability less current maturity	6	72	-

		72	-

Total liabilities		2,588	1,992

Shareholders’ equity (deficit):	8,9
Ordinary shares, no par value:
Authorized: 90,000,000 shares at December 31, 2025 and December 31, 2024; Issued and outstanding: 32,557,174 and 23,228,941 shares at December 31, 2025 and December 31, 2024, respectively		-	-
Share Premium and Capital Reserve		46,225	39,243
Accumulated deficit		(47,785)	(36,660)
Total shareholders’ equity (deficit)		(1,560)	2,583
Total liabilities and shareholders’ equity		$1,028	$4,575

(*)	Including balance with related parties at the amount of $602 thousand and $144 thousand as of December 31, 2025 and 2024, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

NeuroSense Therapeutics Ltd.
Consolidated Statements of Operations and Comprehensive Loss
(U.S. dollars in thousands, except share and per share data)

		For the years ended December 31
	Note	2025	2024	2023
Research and development expenses (*)	10	$(6,227)	$(5,698)	$(7,274)

General and administrative expenses (**)	11	(4,858)	(4,204)	(4,775)

Operating loss		(11,085)	(9,902)	(12,049)

Financing income (expenses), net	12	(40)	(308)	1,942

Net loss and comprehensive loss		$(11,125)	$(10,210)	$(10,107)

Basic and diluted net loss per share		$(0.44)	$(0.54)	$(0.74)

Weighted average number of ordinary shares used in computing basic net loss per share		25,481,343	18,602,082	13,640,168

(*)	Including transactions with related parties of $1,898 thousand, $1,061 thousand and $1,446 thousand for the year ended December 31, 2025, 2024 and 2023 respectively.

(**)	Including transactions with related parties of $1,889 thousand and $1,662 thousand, $3,299 thousand for the year ended December 31, 2025, 2024 and 2023 respectively.

The accompanying notes are an integral part of these consolidated financial statements.

NeuroSense Therapeutics Ltd.
Consolidated Statements of Changes in Equity (deficit)
(U.S. dollars in thousands, except share and per share data)

	Ordinary Shares		Share Premium and Capital		Accumulated	Total Equity
	Number	Amount	Reserve		Deficit	(Deficit)
Balance as of January 1, 2023	11,781,963	$-	$21,858		$(16,014)	$5,844

Issuance of shares and pre-funded warrants, net	1,333,600	-	806		-	806
Exercise of pre-funded warrants, options and vested RSUs	2,263,479	-	-		-	-
Share based compensation	-	-	1,698		-	1,698
Net loss and comprehensive loss	-	-	-		(10,107)	(10,107)

Balance as of December 31, 2023	15,379,042	$-	$24,362		$(26,121)	$(1,759)

Issuance of shares and pre-funded warrants, net	5,981,238	-	10,806		-	10,806
Exercise of pre-funded warrants, options and vested RSUs	1,573,000	-	(*	)	-	(* )
Issuance of shares due to SEPA agreement	224,697		281		-	281
Reclassification of warrants into equity (see Note 8)	-	-	1,695		(329)	1,366
Bonus accrual reclassification to equity (see Note 13)	-	-	1,434		-	1,434
Share-based compensation	70,964	-	665		-	665
Net loss and comprehensive loss	-	-	-		(10,210)	(10,210)

Balance as of December 31, 2024	23,228,941	$-	$39,243		$(36,660)	$2,583

Issuance of shares, net	3,546,528	-	4,410		-	4,410
Exercise of options, pre funded warrants and vested RSUs	1,583,000	-	22		-	22
Conversion of liability into shares (see Note 9(14))	476,435	-	410		-	410
Share based compensation	3,722,270	-	2,140		-	2,140
Net loss and comprehensive loss	-	-	-		(11,125)	(11,125)

Balance as of December 31, 2025	32,557,174	-	46,225		(47,785)	(1,560)

(*)	less than $1.

The accompanying notes are an integral part of these consolidated financial statements.

NeuroSense Therapeutics Ltd.
Consolidated Statements of Cash Flows
(U.S. dollars in thousands, except share and per share data)

	For the years ended December 31
	2025	2024		2023
Cash flows from operating activities
Net loss for the year	$(11,125)		$(10,210)		$(10,107)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	16		22		21
Share based compensation	2,140		557		1,537
Revaluation of liability with respect to warrants	-		(46)		(2,191)
Financing expenses, net	(46)		323		473
Changes in assets and liabilities:
Decrease in operating right of use asset	84		78		74
Decrease in operating lease liability	(73)		(69)		(69)
Decrease (increase) in other current assets	424		(753)		19
Increase (decrease) in trade payables	(361)		(299)		961
Increase in other payables	1,270		262		928

Net cash used in operating activities	(7,671)		(10,135)		(8,354)

Cash flows from investing activities
Purchase of property and equipment	(8)		(3)		(29)
Redemption of (investment in) short-term deposits	-		-		3,500
Redemption of (investment in) restricted deposit, net	-		4		(3)

Net cash provided by (used in) investing activities	(8)		1		3,468

Cash flows from financing activities

Exercise of warrants and options	22		-		5
Issuance of shares, warrants and pre-funded warrants	4,531		11,304		4,334
Issuance costs	(121)		(391)		(364)

Net cash provided by financing activities	4,432		10,913		3,975

Effects of exchange rate changes on cash and cash equivalents	35		(41)		8
Increase (decrease) in cash and cash equivalents	(3,212)		738		(903)

Cash and cash equivalents as of the beginning of the year	3,378		2,640		3,543

Cash and cash equivalents as of the end of the year	$166		$3,378		$2,640

Non-cash investing and financing activities:
Reclassification of warrants into equity	$-		$1,366		$-
Bonus accrual reclassification to equity (See Note 13)	$-		$1,434		$-
Conversion of liability into shares	$410	$		$
Recognition of right of use assets	$170		$-		$-
Supplemental disclosure of cash flow information:
Interest received	$13		$2		$179

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

B.	The Company currently has no products approved for sale and the Company’s operations have been funded primarily by its shareholders. To date, the Company has generated no sales or revenues, has incurred losses, equity deficit, negative working capital and negative cash flows from operating activities and expects to incur significant additional losses due to the continuing focus on the research, development, clinical activities of its product candidates, preclinical programs, business development, organizational structure advancement of the programs within the Company’s pipeline. Consequently, its operations are subject to all the risks inherent in the establishment of a pre-revenue business enterprise as well as those risks associated with a company engaged in the research and development of pharmaceutical compounds.

Based on current expected level of operating expenditures, the Company’s cash resources as of December 31, 2025 will not be sufficient to fund the Company’s operations for a period of at least 12 months from the approval of these consolidated financial statements, assuming that the Company will continue its development plan in accordance with the original pipeline and without delaying or slowing down the progress of its plans. The Company will require additional cash to fund the execution of its mid and long-term development program. The Company anticipates raising additional funds through public or private sales of debt or equity securities, collaborative arrangements, or some combination thereof. While management is progressing with its plans to secure external financing, these still require approval by third parties, and accordingly, there is no assurance that any such arrangement will be entered into or that financing will be available when needed in order to allow it to continue its operations, or if available, on terms favorable or acceptable to it.

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. In the event financing is not obtained, the Company may pursue cost cutting measures or may be required to delay, reduce the scope of, or eliminate any of its development programs or clinical trials, these events could have a material adverse effect on its business. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

C.	On October 3, 2022, the Company established a U.S. based subsidiary, NeuroSense US Inc. (“US Subsidiary”). The U.S. subsidiary was formed to perform research and development activity and engage in possible collaboration agreements. In July, 2023, the Company established a German subsidiary, NeuroSense GmbH (“NeuroSense GmbH “). NeuroSense GmbH was formed to perform research and development activity and engage in possible collaboration agreements. From establishment through December 31, 2025, NeuroSense GmbH had no material activity.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 1 - General (cont.)

D.	In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization), Israel’s southern border with the Gaza Strip (with the Hamas terrorist organization) and on other fronts from various extremist groups in the region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. Further, on April 13, 2024, and on October 1, 2024, Iran launched a series of drone and missile strikes against Israel. As of June 30, 2025, a ceasefire agreement has been reached between Israel the Hezbollah terror organization in Lebanon. On June 13, 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a pre-emptive strike directly targeting military and nuclear infrastructure inside Iran aimed to disrupt Iran’s capacity to coordinate or launch further hostilities against Israel, as well as disrupt its nuclear program. On June 25, 2025, a ceasefire between Israel and Iran took effect. Nonetheless, hostilities between Israel and Iran may resume and further escalate, with both sides launching attacks against one another. The Company experienced disruptions to its work during such period. Since June 25, 2025, the Company has been returning to full activity together with its local vendors and consultants. The Company does not expect a material adverse effect on its business.

The Company’s operations have not been adversely affected by this situation, and it has not experienced disruptions to its clinical studies. As such, its clinical and business development activities remain on track. However, the intensity and duration of Israel’s current war against Hamas, Hezbollah and Iran is difficult to predict at this stage, as are such war’s economic implications on its business and operations and on Israel’s economy in general. If the ceasefire declared collapses or a new war commences or hostilities expand to other fronts, its operations may be adversely affected.

Subsequent to December 31, 2025, during 2026, regional tensions in the Middle East escalated further, including renewed military hostilities involving Israel, Iran and other regional actors. These developments have contributed to increased geopolitical uncertainty in the region. As of the date of approval of these consolidated financial statements, the Company continues to monitor the situation. To date, the Company has not experienced a material adverse effect on its business or operations and its clinical and business development activities continue as planned. However, the duration, scope and potential escalation of these hostilities remain uncertain, and any further deterioration in the security situation could adversely affect the Company’s operations, including its ability to conduct business activities in the region.

Note 2 - Significant Accounting Policy

A.	Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) assuming the Company will continue as a going concern.

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

The functional currency of the Company and its subsidiaries, all of which are primarily a direct and integral component of the Company’s operations, is the U.S. dollar (“$” or “dollar”), as the dollar is primary currency of the economic environment in which the Company and its subsidiaries have operated and expect to continue to operate in the foreseeable future.

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

Cash and cash equivalents include highly liquid investments, including short-term bank deposits (with original maturity dates of up to three months from the date of deposit) that are not restricted as to withdrawal or use.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policy (cont.)

F.	Short-term deposits

Short-term deposits are held in banking institutions for periods in excess of three months following the date of deposit. The deposits are presented in accordance with their respective terms.

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

As of the reported periods, the fair values of the Company’s cash, cash equivalents, current and non-current restricted deposits, other current assets, trade payables and other current liabilities approximated the carrying values of these instruments presented in the Company’s consolidated balance sheets because of their nature.

K.	Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents as well as certain other current assets that do not amount to a significant amount. Cash and cash equivalents, which are primarily held in dollar and New Israeli Shekels (NIS), are deposited with major banks in Israel. Management believes that such financial institutions are financially sound and, accordingly, minimal credit risk exists with respect to these financial instruments. The Company does not have any significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

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

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: (i) the lease transfers ownership of the asset by the end of the lease term, (ii) the lease contains an option to purchase the asset that is reasonably certain to be exercised, (iii) the lease term is for a major part of the remaining useful life of the asset, (iv) the present value of the lease payments equals or exceeds substantially all of the fair value of the asset, or (v) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. A lease is classified as an operating lease if it does not meet any one of these criteria. Since all the Company’s lease contracts for premises do not meet any of the criteria above, the Company concluded that all its lease contracts should be classified as operating leases.

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

The Company accounts for its contingent liabilities in accordance with ASC 450, Contingencies under which a provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter.

N.	Employee benefit plans

The Company’s liability for severance pay to its Israeli employees is subject to Section 14 of the Israeli Severance Compensation Act, 1963 (“Section 14”), pursuant to which all of the Company’s employees are entitled to monthly deposits by the Company, at a rate of 8.33% of their monthly salary, made in the employee’s name with insurance companies. Under Israeli employment law, payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. The fund is made available to the employee at the time the employer-employee relationship is terminated, regardless of cause of termination. The severance pay liabilities and deposits under Section 14 are not reflected in the balance sheets as the severance pay risks have been irrevocably transferred to the severance funds. All deposits required through December 31, 2025 have been made.

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

The Company implements a two-step approach to recognize and measure tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on examination, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is greater than 50% likely to be realized upon settlement. The Company’s accounting policy is to classify interest and penalties relating to income taxes under income taxes, however the Company did not recognize such items in its consolidated financial statements during the reported periods and did not recognize any liability with respect to unrecognized tax benefits in its balance sheets.

P.	Stock-based compensation

The Company’s employees’ and service providers’ share-based payment awards are classified as equity awards. The Company accounts for these awards using the grant-date fair value method. For employees, the fair value of share-based payment transactions is recognized as an expense over the requisite service period for each separately vesting tranche of the award as if the award is, in-substance, multiple awards. Forfeitures are recognized as they occur.

For equity-classified awards granted to employees and other service providers, an award is not considered authorized, and a service inception date is not established, until all requisite approvals have been obtained and the key terms and conditions of the award—including the number of equity instruments to be issued to each employee or service provider—have been approved and authorized by the board of directors, the compensation committee, or the shareholders, as applicable.

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

Diluted loss per share gives effect to all potentially dilutive common shares outstanding during the year using the treasury stock method with respect to options and non-vested RSUs granted under employee stock compensation plan and certain warrants granted through its Initial Public Offering (IPO) and using the if-converted method with respect to certain warrants granted through registered direct offering and accounted for as a derivative liability. In computing diluted loss per share, the average share price for the period is used in determining the number of shares assumed to be purchased from the exercise of share options or warrants.

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

The Company reassesses the classification of a contract over its own equity under the guidance above at each balance sheet date. If classification changes as a result of events during the reporting period, the Company reclassifies the contract as of the date of the event that caused the reclassification. When a contract over its own equity is reclassified from a liability to equity, gains or losses recorded to account for the contract at fair value during the period that the contract was classified as a liability are not reversed, and the contract is marked to fair value immediately before the reclassification.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policy (cont.)

U.	Recently issued accounting pronouncements, not yet adopted

As an emerging growth company, the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

1.	In December 2023, the FASB issued ASU 2023-09 “Improvements to Income Tax Disclosures” which improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain amendments to improve the effectiveness of income tax disclosures. The guidance is effective for the Company’s annual periods beginning January 1, 2026, with early adoption permitted. The Company is currently evaluating the potential effect that the updated standard will have on the consolidated financial statement disclosures.

2.	In November 2024, the FASB issued ASU No. 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The ASU improves the disclosures about a public business entity’s expenses and provides more detailed information about the types of expenses in commonly presented expense captions. The amendments require that at each interim and annual reporting period an entity will, inter alia, disclose amounts of purchases of inventory, employee compensation, depreciation and amortization included in each relevant expense caption (such as cost of sales, SG&A and research and development). The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating this ASU to determine its impact on the Company’s disclosures.

Note 3 - Cash and cash equivalents

	December 31, 2025	December 31, 2024
	U.S. dollars in thousands
Denominated in NIS	$38	$3,057
Denominated in USD	128	321
	$166	$3,378

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 4 - Other receivables

	December 31, 2025	December 31, 2024
	U.S. dollars in thousands
Advances to suppliers	$452	$738
Government agencies	33	60
Prepaid expenses	80	87
Other	-	104
	$565	$989

Note 5 - Property and equipment, net

Balance as of December 31, 2025:

	Computers and peripherals and equipment	Office furniture and equipment	Leasehold improvements		Total
	U.S. dollars in thousands
Cost:
Balance at January 1, 2025	$95	$28	$3		$126
Purchases during the year	8	-	-		8

Balance at December 31, 2025	103	28	3		134

Accumulated depreciation:
Balance at January 1, 2025	54	6	(*	)	60
Depreciation during the year	9	7	(*	)	16

Balance at December 31, 2025	63	13	(*	)	76

Depreciated cost at December 31, 2025	$40	$15	$3		$58
Depreciated cost at December 31, 2024	$41	$22	$3		$66

*	Less than $1 thousand.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 6 - Operating lease

The Company has lease agreements with respect to offices. In December 2021, the Company entered into an office space lease agreement (which commenced on January 1, 2022). Monthly rent payments including utilities amount to approximately $7 thousand and indexed to Israeli consumer price index. The lease period is for 24 months with an option to extend the lease period for additional two periods of 24 months each (the first one was exercised by the Company). Accordingly, the Company recognized in the consolidated balance sheet a right-of-use asset in the amount of $306 thousand concurrently with the recognition of a lease liability in the same amount. In December 2025, the Company extended the lease period by an additional 2 years and as such recognized in the consolidated balance sheet a right-of-use asset in the amount of $170 thousand concurrently with the recognition of a lease liability in the same amount.

Operating lease:

December 31, 2025
U.S. dollars in thousands
Operating right of use asset	$170
Current operating lease liability	$98
Non-Current operating lease liability	$72
Total operating lease liability	$170

Maturity analysis of the Company’s lease liability:

December 31, 2025
U.S. dollars in thousands
Less than one year	$90
Two years	90

Total operating lease payments	$180

Less: imputed interest	$(10)

Present value of lease liability	$170

Additional information on lease

The following is a summary of weighted average remaining lease terms and discount rate for the Company’s leases:

December 31, 2025
Lease term (years)	2
Weighted average discount rate	6%

Presented hereunder are the lease payments the Company paid for the year ended December 31, 2025, 2024 and 2023:

	For the year ended December 31,
	2025	2024	2023
	U.S. dollars in thousands
Lease payments	80	75	75
	$80	$75	$75

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 7 - Other Current Liabilities

	December 31,
	2025	2024
	U.S. dollars in thousands
Employees and payroll accruals	$457	$498
Short term lease liability	98	73
Accrued expenses	1,162	261
	$1,717	$832

Note 8 - Shareholders’ Equity

A.	Share capital

	Number of shares December 31
	Authorized 2025	Issued and outstanding 2025	Authorized 2024	Issued and outstanding 2024
Ordinary shares of no par value	90,000,000	32,557,174	90,000,000	23,228,941

a.	On April 14, 2023, the Company entered into a sales agreement with Alliance Global Partners, pursuant to which the Company may offer and sell, from time to time, to or through the Alliance Global Partners as agent or principal, ordinary shares in an at-the-market offering, having an aggregate offering price of up to $5,744 thousand. On June 22, 2023, the Company filed a prospectus supplement reflecting a reduction in the size of the at-the-market offering to $502 thousand. During the reporting period, the Company sold 3,600 ordinary shares for gross proceeds of $7 thousand through the at-the-market offering. Issuance expenses were equal to the proceeds received.

b.	On June 22, 2023, the Company entered into a securities purchase agreement pursuant to which the Company agreed to issue and sell, in a registered direct offering: (i) an aggregate of 1,330,000 ordinary shares, no par value, and (ii) an aggregate of 1,670,000 pre-funded warrants, each representing the right to acquire one ordinary share with exercise price of $0.0001, exercisable at any time until exercised in full and (iii) an aggregate of 3,000,000 warrants. The warrants are exercisable immediately upon issuance at an exercise price of $1.50 per ordinary share and will expire on the fifth anniversary of the original issuance date. The gross proceeds were approximately $4.5 million before deducting the placement agent fee and related offering expenses of $455 thousand. The warrant instrument is classified as a liability with an original fair value in the amount of $3,603 thousand and the remaining amount of $897 thousand was attributed to the ordinary shares and pre-funded warrants and recognized in equity. The direct incremental issuance costs, amounting to $454 thousand, have been allocated in the same proportion as the gross proceeds. An amount of $365 thousands was allocated to the ordinary warrants and carried directly to profit or loss as finance expense and an amount of $91 thousands was allocated to the ordinary shares and the pre-funded warrants and recognized as a reduction of equity. See also Note 8(A)(d) regarding the agreement amendment signed on June 26, 2024 and the resulting reclassification of the warrant liability into equity. During October 2023, the 1,670,000 pre-funded warrants were exercised into 1,670,000 ordinary shares of the Company. See also Note 16.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 8 - Shareholders’ Equity (cont.)

A.	Share capital (cont.)

c.	On June 23, 2023, one of the Company’s employees exercised 126,000 options into 126,000 ordinary shares for a total consideration of $5 thousand.

d.

On April 10, 2024, the Company entered into a securities purchase agreement (the “April 2024 Purchase Agreement”) with an institutional investor (the “April 2024 Purchaser”), pursuant to which the Company agreed to issue and sell, in a registered direct offering by the Company directly to the April 2024 Purchaser (i) an aggregate of 1,732,000 ordinary shares; (ii) an aggregate of 1,248,000 pre-funded warrants, each representing the right to acquire one ordinary share at an exercise price of $0.0001 (either physically or on a net-cash basis at the April 2024 Purchaser’s discretion), exercisable at any time upon their issuance until exercised in full and (iii) an aggregate of 2,980,000 warrants, each representing the right to acquire one ordinary share at an exercise price of $1.50 (either physically or on a net-cash basis at the April 2024 Purchaser’s discretion) and will expire on the fifth anniversary of the original issuance date. The gross proceeds were approximately $4.47 million. As part of the April 2024 Purchase Agreement, the Company also issued 70,964 ordinary shares valued at 0.1 million as issuance expenses to the placement agent in the registered direct offering. Total issuance expenses in cash amounted to $0.153 million. All consideration in this issuance was classified to equity.

On June 26, 2024, the Company and the April 2024 Purchaser reached an agreement to amend the terms of the warrants to extend the termination date from April 15, 2029, to October 12, 2029. The impact on the financial statements is immaterial.

e.	On June 27, 2024, the Company’s shareholders approved an amendment to the Company’s articles of association to increase the registered share capital of the Company by an additional 30,000,000 ordinary shares, such that the total registered share capital of the Company would consist of 90,000,000 ordinary shares, no par value per share. See also Note 16.d.

f.

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

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 8 - Shareholders’ Equity (cont.)

A.	Share capital (cont.)

g.

On August 16, 2024, the Company entered into a Capital on Demand Sales Agreement (the “Sales Agreement”) with JonesTrading Institutional Services LLC, as sales agent (the “Sales Agent”), pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent, ordinary shares, having aggregate gross sale proceeds of up to $2,524 thousand. The Company agreed to pay the Sales Agent a commission equal to 3.0% of the gross proceeds from the sale of the ordinary shares pursuant to the Sales Agreement. The Company has also agreed to reimburse the Sales Agent for certain specified expenses in connection with entering into the Sales Agreement in the amount of up to $50 thousand.

On February 21, 2025, the Company increased the aggregate offering price under the Sales Agreement to $2,556 thousand, which did not include the ordinary shares having an aggregate sales price of approximately $1,410 thousand that were sold under the Sales Agreement as of such date. On August 8, 2025, the Company increased the aggregate offering price under the Sales Agreement to $14,204 thousand, which did not include the ordinary shares having an aggregate sales price of approximately $2,709 thousand that were sold under the Sales Agreement as of such date.

As of December 31, 2025, the Company sold 4,072,629 ordinary shares (1,105,509 shares in 2024 and 2,967,120 shares in 2025) at an average gross sales price of $1.20 per share for aggregate gross proceeds of $3,635 thousand (net proceeds of $3,526 thousand) in 2025 and gross proceeds of $1,234 thousand (net proceeds of $1,067 thousand) in 2024 under the Sales Agreement.

h.	During the year ended December 31, 2024, the Company issued 1,248,000 and 325,000 ordinary shares following exercise of pre-funded warrants from the Purchase Agreement (see Note 8d) and vested RSUs, respectively.

i.

On October 31, 2024, the “Company entered into a standby equity purchase agreement (the “SEPA”) with YA II PN, LTD., a Cayman Islands exempt limited partnership (“Yorkville”).

Pursuant to the SEPA, the Company has the right, but not the obligation, to sell to Yorkville from time to time (each such occurrence, an “Advance”) up to $30.0 million (the “Commitment Amount”) of the Company’s ordinary shares, during the 36 months following the execution of the SEPA, subject to the restrictions and satisfaction of the conditions in the SEPA. At the Company’s option, the ordinary shares would be purchased by Yorkville from time to time at a price equal to 97% of the lowest of the three daily VWAPs (as hereinafter defined) during a three consecutive trading day period commencing on the date that the Company, subject to certain limitations, delivers a notice to Yorkville that the Company is committing Yorkville to purchase such ordinary shares (the “Advance Shares”). The Company may also specify a certain minimum acceptable price per share in each Advance. “VWAP” means, for any trading day, the daily volume weighted average price of the Company’s ordinary shares for such trading day on the Nasdaq Stock Market during regular trading hours as reported by Bloomberg L.P. As consideration for Yorkville’s irrevocable commitment to purchase the Company’s ordinary shares up to the Commitment Amount, the Company agreed to issue 224,697 ordinary shares valued at $281 thousand to Yorkville and also paid a $25,000 structuring fee to Yorkville. The fee and the fair value of the shares were recognized as finance expenses. During the year ended December 31, 2025, the Company sold 246,074 ordinary shares at an average gross price of $1.61 per share for aggregate gross proceeds of $396 thousand (net proceeds of $384 thousand) under the SEPA.

j.	On December 2, 2024, the Company entered into a securities purchase agreement with a single investor, the Company’s chief executive officer (together, the “December 2024 Purchasers”) in a private placement. The Company issued to the December 2024 Purchasers (i) an aggregate of 2,343,729 ordinary shares, (ii) an aggregate of 1,656,271 pre-funded warrants, each representing the right to acquire one ordinary share, and (iii) an aggregate of 8,000,000 ordinary warrants, each representing the right to acquire one ordinary share for total gross proceeds to the Company of $5 million (net proceeds of $4.94 million). The ordinary warrants are exercisable immediately upon issuance at an exercise price of $1.25 per share and expire five years from the date of issuance. The pre-funded warrants are exercisable immediately upon issuance at an exercise price of $0.0001 per share and may be exercised at any time until the pre-funded warrants are exercised in full. All consideration in this issuance was classified to equity. During the year ended December 31, 2025, the Company issued 1,380,000 ordinary shares following exercise of pre funded warrants. See also Note 16.c.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 8 - Shareholders’ Equity (cont.)

A.	Share capital (cont.)

k.	During the year ended December 31, 2025, the Company issued 180,000 ordinary shares following exercise of vested RSUs.

l.	During the year ended December 31, 2025, the Company issued 23,000 ordinary shares following exercise of options for total consideration of $22 thousand.

m.	On September 4, 2025, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with a single investor (the “Purchaser”), pursuant to which the Company agreed to issue and sell, in a private placement by the Company directly to the Purchaser (the “Offering”) an aggregate of 333,334 of the Company’s ordinary shares. The gross proceeds to the Company from the Offering were $0.5 million.

B.	Ordinary Shares Rights

Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of holders of all classes of shares outstanding.

Note 9 - Share Based Payment

On December 16, 2018, the Company’s board of directors approved an employee share option plan (“ESOP”). According to the provisions of the ESOP, the exercise period, exercise price and vesting conditions for each option grant will be determined by the board of directors. The number of shares reserved for issuance is subject to an annual increase to be added as of the first day of the Company’s fiscal year, equal to 4% of the total number of shares issued and outstanding on a fully-diluted basis as of the end of the immediately preceding fiscal year (or such lesser number of shares, including no shares, determined by the Board in its sole discretion). Ordinary shares subject to options granted under the 2018 Plan that expire, are forfeited, or are otherwise terminated without having been exercised in full will become available again for future grant under the 2018 Plan.

The expiration date of the options granted to employees and directors is after 10 years from the grant date. Relating to options granted to service providers, the expiration date of the options is between 3-10 years from the grant date. In addition, pursuant to the grant letters, the options granted to employees, directors and service providers shall become vested and exercisable upon any merger or consolidation in which the Company is a constituent party as described in the grant letters (“Exit Event”).

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

On March 31, 2025, the Company’s board of directors approved one time increase of additional 2,500,000 shares.

As of December 31, 2025, 179,670 ordinary shares are available for future grant.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 9 - Share Based Payment (cont.)

1.	On March 20, 2023, the Company’s board of directors, approved the following awards:

●	Grant of 320,479 RSUs to certain officers, in lieu of cash with respect to the 2022 bonus plan grants in the amount of $161 thousand. The RSUs vest quarterly over two years with acceleration condition upon meeting certain milestones. The Company met the milestones in 2023 and therefore the vesting was accelerated accordingly.

●	A bonus for certain employees in the form of 100,000 and 60,000 RSUs. The RSUs vest on a quarterly basis over one year following the grant and on an annual basis over three years following the grant, respectively.

●	In addition to the grants in accordance with the 2022 bonus plan mentioned above, a raise of additional 30% of the annual 2022 bonus will be granted to the Company’s CEO.

●	The grant of 13,628 options to a consultant of the Company with a total fair value of $22,500. The options have an exercise price of $1.82 per share. The options will vest monthly, over 9 months commencing January 1, 2023. The options expire 10 years after their grant date.

2.	On May 30, 2023, the Company granted 160,000 RSUs to directors of the Company. The RSUs have an exercise price of $1.53 per share. The RSUs shall vest entirely on the first anniversary of the vesting commencement date, provided that no termination of employment of the grantee occurs prior to such anniversary.

3.	On August 15, 2023, the Company’s board of directors approved the grant of an aggregate 60,000 options to several employees. The options have an exercise price of $0.96 per share and vest quarterly over 3 years starting August 15, 2023, and (ii) the grant of 9,000 options to an employee. The options have an exercise price of $0.96 per share and vest annually over 3 years starting August 15, 2023.

4.	In May 2024, the Company’s board of directors, approved the grant of 24,000 RSUs to a consultant of the Company. 12,000 RSUs vested on the grant date, and the remaining 12,000 RSUs will vest monthly (2,000 RSUs each month), over six months and until November 1, 2024. The fair value of RSUs is estimated by multiplying the number of RSUs granted by the share price at grant date.

5.	In May 2024, the Company’s board of directors, approved the grant of 24,000 RSUs to a consultant of the Company. 4,000 RSUs vested on grant date, and the remaining 20,000 RSUs will vest monthly (4,000 RSUs each month), over six months and until October 1, 2024. The fair value of RSUs is estimated by multiplying the number of RSUs granted by the share price at the grant date.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 9 - Share Based Payment (cont.)

6.	In May 2024, the Company’s board of directors, approved the grant of 9,000 options to an employee of the Company. The options will vest in equal amount annually over a 3 year period commencing April 8, 2024. The options have an exercise price of $1.27 per share.

On June 27, 2024, the Company’s annual general meeting of shareholders approved the following proposed resolutions:

1.	A grant of 160,000 RSUs to the non-management directors of the Company. Such RSUs would vest on the one year anniversary of the date of the meeting.

2.	To approve an amendment to the Company’s Articles of Association to increase the authorized share capital of the Company.

3.	An acceleration of the vesting of the 18,000 unvested options of a former director, and extending the term of the unexercised options, such that they will expire 10 years from the date of grant.

7.	On March 31, 2025, the Company’s board of directors approved the grant of aggregate amount of 108,000 options to several employees. The options have an exercise price of $0.93 per share. The options vest quarterly over three years commencing on the first anniversary and expire 10 years after the grant date.

8.	On March 31, 2025, the Company’s board of directors approved the grant of aggregate amount of 10,000 options to a consultant. The options have an exercise price of $0.93 per share. The options vest monthly following the grant date and expire 10 years after the grant date.

9.	On March 31, 2025, the Company’s Board of directors approved the issuance of 235,512 restricted shares to consultants of the Company for their past services.

10.	On August 20, 2025, the Company’s Board of directors approved the issuance of 90,000 shares to consultants of the Company for their services.

11.	On October 16, 2025 the Company issued amount of 1,451,179 restricted shares to officers. The shares are restrict for selling for 18 months following vesting. The restricted shares vest quarterly over a two-year period, and with full acceleration upon the Company obtaining IND clearance from the FDA, which was expected to occur in 2025. The vesting terms were amended on November 19, 2025 such that 75% will vest on April 16, 2027 and 25% will vest on the second anniversary of the Vesting Commencement Date with full acceleration upon Pre-NDS meeting with Health Canada. No incremental compensation cost resulting from the modifications.

12.	On October 16, 2025 the Company issued amount of 658,278 restricted shares to employees, past employees, third party and a consultant. The restricted shares of the employees and the consultant shall vest quarterly over a one year period, and for the past employees and third party were fully vested.

13.	On December 30, 2025, the Company issued to Company’s chief executive officer (i) 641,524 restricted shares, which 75% will vest on April 16, 2027 and 25% will vest on October 16, 2027 with full acceleration upon Pre-NDS meeting with Health Canada, and (ii) 360,777 restricted shares, which 75% will vest on May 19, 2027 and 25% will vest on November 19, 2027 with full acceleration upon Pre-NDS meeting with Health Canada.

14.	On December 30, 2025 the Company’s shareholders approved: (i) a grant of 476,435 restricted shares to the non-management directors of the Company as equity compensation in lieu of deferred cash fees at the amount of $410 thousand which would vest on the thirteenth (13th) monthly anniversary of the approval date (January 30, 2027) and would accelerate upon the occurrence of a pre-NDS meeting with Health Canada., and (ii) a grant of 315,000 restricted shares to the non-management directors of the Company as equity compensation which would vest on the one year anniversary of the Meeting and would accelerate upon the occurrence of a pre-New Drug Submission (NDS) meeting with Health Canada.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 9 - Share Based Payment (cont.)

The weighted average grant date fair value of options granted during the years ended December 31, 2025, 2024 and 2023 was $0.68, $0.88 and $0.80 per option, respectively. The weighted average grant date fair value of RSUs granted during the years ended December 31, 2025 and 2024 was $0.98 and $1.08 per RSU, respectively.

Regarding the issuance of 70,964 ordinary shares as issuance costs in April 2024, see Note 8A(d).

Stock-based compensation expenses recognized in profit and loss as an operating expense based on fair value of the option at the grant date by using Binominal option pricing model for employees and directors and Black and Scholes pricing model for non-employees. The inputs for the valuation analysis of the share options include several assumptions of which the most significant are the fair market value of the underlying ordinary share, the expected share price volatility, Discount for lack of marketability (applicable for restricted shares which was estimated at 23.65%) and the expected option term. Expected volatility was calculated based upon historical volatility of the Company and peer companies in the same industry on weekly basis. Expected option term represents the period that the Company’s share options are expected to be outstanding. Risk-free interest rate is based on the yield from U.S. Treasury bonds with an equivalent term. Expected dividend yield assumption is based on the Company’s historical experience and expectation of no future dividend payouts. The Company has historically not paid cash dividends and has no foreseeable plans to pay cash dividends in the future.

The following table lists the inputs used for calculation of fair value of the options and restricted shares granted to employees and directors for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Expected volatility	92.06% - 96.40%	93.72%	91.80% - 93.51%
Discount for lack of marketability	23.65%	-	-
Exercise price	0.93	1.27	0.96 - 1.99
Share price	0.93 – 1.22	1.27	0.96 - 1.99
Risk-free interest rate	4.38%	4.61%	3.24% - 4.35%
Dividend yield	0	0	0
Expected life (years)	2 – 2.8	2 – 2.8	2 – 2.8

The following table lists the inputs used for calculation of fair value of the options granted to consultants for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Expected volatility	102.22%	-	100.540%
Exercise price	0.93	-	1.82
Share price	0.93	-	1.82
Risk-free interest rate	4.38%	-	3.64%
Dividend yield	0	-	0
Expected life (years)	10	-	10

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 9 - Share Based Payment (cont.)

The following table summarizes the share option activity for employees, directors, and non-employees for the annual periods ended on December 31, 2025:

	Number of	Weighted Average	Weighted average remaining	Intrinsic value
	Share Options	Exercise Price	contractual life (years)	U.S. dollars in thousands
Options outstanding at January 1, 2025	1,069,128	$2.30	6.7	$-
Granted	118,000	$0.93	10	$-
Exercised	(23,000)	$0.95	-	$-
Forfeited	(73,000)	$2.78	-	$-
Options outstanding at December 31, 2025	1,091,128	$2.15	6.4	$-
Exercisable at December 31, 2025	963,128	$2.31	6.1	$-

(*)	less than $1 thousand

The income tax benefit for the expense related to share options exercised, after the valuation allowance, is 0.

The following table summarizes the RSUs restricted stock award activity for the annual periods ended on December 31, 2025:

		Weighted average grant date fair value
	Number of RSUs	U.S. dollars in thousands
Outstanding at January 1, 2024	317,000	$249
Granted	208,000	224
Issued	(325,000)	640
Outstanding at December 31, 2024	200,000	$236

Granted	4,228,705	$3,824
Issued	(4,378,705)	3,918
Outstanding at December 31, 2025	50,000	142

The income tax benefit for the stock-based compensation expense after the valuation allowance is 0.

The share-based expense recognized in the statements of operations were as follows:

	For the year ended December 31,
	2025	2024	2023
	U.S. dollars in thousands
Share-based compensation expense - Research and development	$1,262	$193	$575
Share-based compensation expense - General and administrative	878	364	962
	$2,140	$557	$1,537

As of December 31, 2025, there was $1,440 thousand of unrecognized compensation expense related to unvested options and RSUs. Such unrecognized expenses will be recognized over a weighted average period of approximately 0.29 years.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 10 - Research and development expenses

	For the year ended December 31,
	2025	2024	2023
	U.S. dollars in thousands
Subcontractors and consultants	$2,744	$3,530	$4,794
Share-based compensation	1,262	193	575
Salaries and social benefits (*)	2,221	1,975	1,905

	$6,227	$5,698	$7,274

Note 11 - General and Administrative Expenses

	For the year ended December 31,
	2025	2024	2023
	U.S. dollars in thousands
Professional services	$2,075	$1,998	$1,486
Share-based compensation	878	364	962
Salaries and social benefits (*)	931	865	1,011
Insurance	289	309	511
Traveling abroad	219	134	164
Others	466	534	641
	$4,858	$4,204	$4,775

(*)	During 2025, 2024 and 2023, the Company paid to pension funds and to insurance companies an amount of $113 thousand, $115 thousand and $104 thousand which are included in the Company’s salary expenses under research and development and general and administrative expenses, respectively.

Note 12 - Financing Income (expenses), net

	For the year ended December 31,
	2025	2024	2023
	U.S. dollars in thousands
Finance Income:
Revaluation of warrants	$-	$46	$2,191
Deposit interest	13	2	178
Exchange rates	-	-	21
	$13	$48	$2,390
Finance Expenses:
Issuance costs	-	(306)	(439)
Exchange rates	(47)	(45)	-
Bank fees	(6)	(5)	(9)
	$(53)	$(356)	$(448)

Total financing income (expense), net	$(40)	$(308)	$1,942

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 13 - Related Parties Balances and Transactions

1.	During March and May 2023, certain officers and directors were granted options and RSUs, see also Note 9.

2.	In March and May, 2023, the Company’s board of directors and shareholders, respectively, approved a bonus plan for 2023 for the Company’s officers. The bonus plan defined specified millstones (in fields of clinic trail progress, regulatory efforts, business development and raising of money) which their achievements entitled the officers with different percentages out of fix amount of bonus.

3.	In May 2024, the Company’s board of directors approved a change to the 2023 bonus plan to the Company’s officers for which included a change to the bonus calculations previously approved. Following the change, such bonuses will become effective and paid only after a capital raise, that will allow the initiation of the Company’s planned phase 3 clinical study, of at least $18 million. The aggregate amount of the potential bonus payable to the officers after such capital raise will be approximately $0.8 million.

4.	In May 2024, the Company’s board of directors approved a bonus plan for 2024 for certain Company’s officers. The bonus plan defined specified milestones (in fields of clinical trail progress, regulatory affairs, business developments and capital raising).

5.	On June 27, 2024, the Company’s annual general meeting of shareholders approved the following proposed resolutions, among others:

1.	An acceleration of the vesting of the 18,000 unvested options of a former director, and extending the term of the unexercised options, such that they will expire 10 years from the date of grant.

2.	To approve a 2024 bonus plan for the Company’s Chief Executive Officer of the Company, based on the achievement of certain Company milestones.

3.	To approve the renewal of the employment agreement of Mr. Alon Ben-Noon, the Company’s CEO, with the Company and, in addition, an update to his salary in the event that the Company raises an aggregate of US 25,000,000.

4.	To approve the grant of 160,000 RSUs to the Company’s directors, see Note 9.

6.	On December 17, 2024, the Company’s CEO, together with CFO, CMO, CTO, COO, signed a waiver letter with respect to bonuses, that they were entitled for the years 2022-2024 in their capacity as shareholders. As part of this waiver, the Company recorded an amount of $1,434 thousand within additional paid-in capital.

7.	During August and December 2024, the Company entered into a share purchase agreement with certain senior management, see also Note 8A(f) and 8A(lk).

8.	In March 2025, the Company’s board of directors approved a bonus plan for 2025 for certain Company’s officers. The bonus plan defined specified milestones (in fields of licensing arrangements, clinical milestones, and meeting with regulatory authorities). As of December 31, 2025, the Company recorded an amount of $559 thousand for bonus accrual.

9.	In October 2025, the Company’s board of directors approved the issuance of restricted shares to Company’s officers, see also Note 9(11).

10.	In December, 2025 the Company’s shareholders approved: (i) a grant of restricted shares to the directors of the Company as equity compensation in lieu of deferred cash fees, and (ii) a grant of restricted shares to the directors of the Company as equity compensation, and (iii) a grant of restricted shares to the Company’s CEO. See also Note and 10(14).

11.	In December, 2025 the Company granted restricted shares to the Company’s CEO. See also Note 9(13).

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 14 – Segment Reporting

Segment information is prepared on the same basis that the chief executive officer, who is the Company’s chief operating decision maker, manages the business, makes business decisions and assesses performance. The Company has one reportable segment specializing in the development of treatments for patients suffering from debilitating neurodegenerative diseases, as described in Note 1.

The CODM assesses performance for this segment and decides how to allocate resources based on net loss. This net loss comprised of research and development expenses related to its product, general and administrative costs and net financing income or expenses. The CODM performs the assessment of segment performance by using the reported measure of segment profit or loss to monitor budget versus actual results.

The net profit or loss report regularly reviewed by the CODM is identical to the Consolidated Statements of Income and Comprehensive Loss and the related notes in the financial statements of the company for years ended December 31, 2025, 2024 and 2023.

Note 15 - Income Taxes

A.	Israeli taxation:

The tax rate relevant to the Company in the years 2025, 2024 and 2023 was 23%.

As of December 31, 2025, the Company has net operating loss carryforwards for Israeli income tax purposes of approximately $38,164, which can be offset against future taxable income for an indefinite period of time.

The Company has final (considered final) tax assessments in Israel through the 2019 tax year.

B.	Deferred taxes reflect the net tax effects of carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred tax assets are as follows:

	As of December 31,
	2025	2024
	U.S. dollars in thousands
Deferred tax assets
Net operating loss carryforward	$8,778	$5,688
Other temporary differences	54	95
Capitalized research and development costs	1,257	1,282
Operating lease liability	39	17
Vacation and convalescence accrual	55	67

Total deferred tax assets:	10,183	7,149

Deferred tax liability: Operating lease right-of-use assets	(39)	(19)

Total deferred tax liability	(39)	(19)

Net deferred tax assets:	10,144	7,130
Less: Valuation allowance	(10,144)	(7,130)

Net deferred tax asset	-	-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating loss carryforwards are available. Based on consideration of these factors, the Company recorded a valuation allowance as of December 31, 2025 and 2024 for all deferred tax assets not supported by reversing taxable temporary differences.

The portion of the valuation allowance for deferred tax assets for which subsequently recognized tax benefits would be applied directly to contributed capital was $2,914 thousand and $2,065 thousand in 2025 and 2024, respectively.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 15 - Income Taxes (cont.)

C.	During the years ended December 31, 2025 and 2024, the main reconciling item between the statutory income tax rate in Israel, the country of domicile of the Company (as noted in Note 15A) and the effective tax rate is mainly the recognition of valuation allowance in respect of deferred taxes relating to net operating loss carryforwards and other temporary differences due to the uncertainty of the realization of such deferred taxes.

The net change during the year ended December 31, 2025, 2024 and 2023 in the total valuation allowance amounted to $3,014 thousand, $2,301 thousand and $ 1,813 thousand, respectively.

The movement of the valuation allowance (through income statement) is as follows:

	For the year ended December 31,
	2025	2024	2023
	U.S. dollars in thousands

Balance at the beginning of the year	7,130	4,829	3,016
Addition of valuation allowance	3,014	2,301	1,813

Net change in the valuation allowance	3,014	2,301	1,813

Balance at the end of the year	10,144	7,130	4,829

Note 16 - Subsequent Events

a.	As of the date hereof, the Company sold 1,167,853 of its ordinary shares pursuant to the Sales Agreement for aggregate gross proceeds of approximately $992 thousands.

b.	On January 7, 2026, the Company’s board of directors approved the grant of an aggregate amount of 189,957 restricted shares to several service providers for their past services.

c.	During February 2026, 276,271 pre-funded warrants were exercised into 276,271 ordinary shares of the Company. Following this exercise there are no more unexercised pre-funded warrants.

d.	On March 10, 2026, the Company’s shareholders approved an amendment to the Company’s articles of association to increase the registered share capital of the Company by an additional 110,000,000 ordinary shares, such that the total registered share capital of the Company would consist of 200,000,000 ordinary shares, no par value per share.

e.	On March 26, the Company’s board of directors approved the grant of an aggregate amount of 1,140,000 restricted shares to several employees and officers. The restricted shares vest on a quarterly basis over two years.